As filed with the U.S. Securities and Exchange Commission on January 27, 2026.
Registration No. 333-291359

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Beacon Topco, Inc.*
(Exact name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	41-2339925 (I.R.S. Employer Identification Number)
Beacon Topco, Inc.
20400 Century Boulevard, Suite 210
Germantown, MD 20874
(443) 917-0966
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
William Enright
Chief Executive Officer
20400 Century Boulevard, Suite 210
Germantown, MD 20874
(443) 917-0966
(Name, address, including zip code, and telephone number, including area code, of agent for service)
with copies to:
Bardia Moayedi, Esq. Christopher L. Tinen, Esq. Sarah A. Hibbard, Esq. Snell & Wilmer L.L.P. 3611 Valley Centre Drive, Suite 500 San Diego, CA 92130 (858) 910-4809	Robert Puopolo, Esq. Blake Liggio, Esq. Jean Lee, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000
Approximate date of commencement of proposed sale of the securities to the public:   As soon as practicable after this registration statement becomes effective and upon completion of the transactions described in this registration statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company, and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

*
The registrant is currently named Beacon Topco, Inc. The registrant plans to change its name to “Clywedog Therapeutics Holdings, Inc.” following the effective date of this registration statement and completion of the transactions described in the enclosed proxy statement/prospectus.

Information contained in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the securities being offered by this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JANUARY 27, 2026
BUSINESS COMBINATIONS PROPOSED — YOUR VOTE IS VERY IMPORTANT
[•], 2026
On September 29, 2025, Barinthus Biotherapeutics plc, a public limited company organized under the laws of England and Wales (“Barinthus Bio”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Beacon Topco, Inc. (“Topco”), a Delaware corporation and a direct wholly owned subsidiary of Barinthus Bio, Cdog Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Topco, and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), which provides for, amongst other things, the acquisition of Barinthus Bio and Clywedog by Topco (together, the “Combinations”). The combined company will advance a novel portfolio of clinical-stage candidates targeting metabolic and autoimmune diseases. You are receiving this proxy statement/prospectus to ask you to vote in favor of these transactions and other related matters.
Pursuant to the Merger Agreement, the Combinations are expected to be implemented as follows: (i) Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant to (i) a scheme of arrangement (subject to any modification, addition or condition which (a) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”) or (b) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the United Kingdom Companies Act 2006 (the “UK Companies Act”) pursuant to which the entire issued and to be issued ordinary share capital of Barinthus Bio will be acquired (the “Scheme of Arrangement”), (ii) a share purchase agreement pursuant to which the deferred A shares in the capital of Barinthus Bio will be acquired by Topco subject to and upon effectiveness of the Scheme of Arrangement, and (iii) the Merger Agreement (such transaction, together with the Scheme of Arrangement, the “Scheme Transaction”), resulting in Barinthus Bio becoming a direct wholly owned subsidiary of Topco, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the General Corporation Law of the State of Delaware (the “Merger”). The Scheme Transaction will be consummated prior to the Merger.
At the effective time of the Scheme Transaction (the “Scheme Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding ordinary share of Barinthus Bio, with a par value £0.000025 per share (the “Barinthus Ordinary Shares,” and each such acquired Barinthus Ordinary Share, a “Scheme Share”), which, for the avoidance of doubt, will include Barinthus Ordinary Shares held by The Bank of New York Mellon (the “Depositary”) (and represented by American Depositary Shares (the “Barinthus ADSs”), each representing one (1) Barinthus Ordinary Share, dated as of April 29, 2021, among Barinthus Bio, the Depositary, and all holders from time to time of the Barinthus ADS, as may be amended from time to time), from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time) in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one (1) share of common stock, $0.0001 par value per share, of Topco (the “Topco Common Stock”), rounded down to the nearest whole share, plus (ii) cash in lieu of any fraction of a real share, each subject to and strictly in accordance with the terms of the Scheme of Arrangement. Following the Scheme Effective Time, Topco may in its discretion elect to commence a self-tender offer (the “Self-Tender Offer” and together with the Combinations and the other transactions contemplated by the Merger Agreement, including without limitation, the Scheme of Arrangement and Stock Issuance, the “Transactions”) to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of Clywedog (the “Clywedog Common Stock”) and each share of Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog (the “Clywedog Preferred Stock,” and together with the Clywedog Common Stock, the “Clywedog Shares”), other than Clywedog Shares held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 shares of Topco Common Stock (the “Merger Exchange Ratio”), rounded down to the nearest whole share, plus (ii) cash in lieu of any fraction of a share. Pursuant to the terms of the Merger Agreement, the Merger Exchange Ratio will be adjusted proportionately to reflect the number of outstanding shares of Topco Common Stock held by former Beacon shareholders as of immediately prior to the Merger (giving effect to the Self-Tender Offer, if elected).

The aggregate number of shares of Topco Common Stock that Topco expects to issue to Barinthus Bio shareholders and Clywedog securityholders at the closing of the Transactions is 9,945,424 shares, assuming the Scheme Transactions had occurred on January 26, 2026 and the consummation of the Self-Tender Offer for the full purchase price of $27 million at an offer price of $0.72, the closing price of Barinthus ADSs on the last trading day prior to the date hereof. The market value of the shares of Topco Common Stock that will be issued to Barinthus Bio shareholders and Clywedog stockholders in the Combinations could vary significantly due to, among other things, changes in the market value of Barinthus ADSs as of the date the Merger Agreement was entered into, the date of this proxy statement/prospectus, the date of the Barinthus General Meeting or the date that Clywedog stockholder approval is received.
The parties intend to list the shares of Topco Common Stock on the Nasdaq Stock Market (“Nasdaq”) under the ticker symbol “CLYD.” As a result of the Combinations, Barinthus ADSs will no longer trade on the Nasdaq Global Market.
Upon closing of the Combinations, Topco will be renamed “Clywedog Therapeutics Holdings, Inc.”
Under the terms of the Merger Agreement, which was unanimously approved by the board of directors of each of Barinthus Bio and Clywedog, Barinthus Bio and Clywedog are entering into a business combination with Topco, a new holding company to be controlled by Clywedog stockholders. If the Transactions are completed, Barinthus Bio’s shareholders are expected to own approximately 34% of Topco and Clywedog’s stockholders are expected to own approximately 66% of Topco on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement. In the event Barinthus Bio elects to commence the Self-Tender Offer, the Merger Exchange Ratio will be adjusted proportionately to reflect the number of outstanding shares of Topco Common Stock held by former Beacon shareholders as of immediately prior to the Merger (giving effect to the Self-Tender Offer) such that upon the Closing, Barinthus Bio’s shareholders will own approximately 34% of Topco and Clywedog’s stockholders will own approximately 66% of Topco.
This document, which forms part of a registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) by Topco, is a proxy statement/prospectus for Barinthus Bio to solicit proxies for the Barinthus shareholder meetings to approve the Scheme Transaction, amend the articles of association of Barinthus Bio and authorize the directors of Barinthus Bio to take all such action as they may consider necessary or appropriate for carrying the Scheme Transaction into effect. The Registration Statement includes the scheme circular with respect to the Scheme Transaction (as required by the UK Companies Act) and registers the shares of Topco Common Stock to be issued in the Combinations.
Your vote is very important.   The parties cannot complete these transactions unless Barinthus Bio’s shareholders vote to approve the Scheme Transaction and certain matters related thereto. The Scheme Transaction also requires the sanction of the Court. IT IS IMPORTANT THAT AS MANY HOLDERS OF BARINTHUS ORDINARY SHARES AS POSSIBLE VOTE AND/OR PROVIDE VOTING INSTRUCTIONS ON THE SCHEME TRANSACTION SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF THE OPINION OF HOLDERS OF INTERESTS IN BARINTHUS SHARES.
Please carefully read this entire document, including the section entitled “Risk Factors,” beginning on page 29 of this proxy statement/prospectus for a discussion of the risks relating to the Combinations and Topco following the Combinations. None of the SEC, any state securities regulatory authority or the UK Financial Conduct Authority (the “UK FCA”) has approved or disapproved of the Combinations or the securities to be issued in the Combinations or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
For the avoidance of doubt, this proxy statement/prospectus is not intended to be, and is not, a prospectus for the purposes of the Prospectus Rules made under Part 6 of the UK Financial Services and Markets Act 2000 (as set out in the UK FCA’s Handbook).

The accompanying proxy statement/prospectus is dated [•], 2026, and is first being mailed to Barinthus Shareholders on or about [•], 2026.
BARINTHUS BIOTHERAPEUTICS PLC
(Incorporated and registered in England and
Wales with registered number 13084624)
NOTICE OF COURT MEETING
TO BE HELD ON [•], 2026
IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)
CR-2026-[•]
IN THE MATTER OF BARINTHUS BIOTHERAPEUTICS PLC
and
IN THE MATTER OF THE UK COMPANIES ACT 2006
NOTICE IS HEREBY GIVEN that, by an order dated [•], 2026 made in the above matters, the High Court of Justice in England and Wales (the “Court”) has given permission for a meeting (the “Barinthus Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement (as defined below)) at the Barinthus Ordinary Share Voting Record Time (as defined below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement proposed to be made pursuant to Part 26 of the United Kingdom Companies Act 2006 (the “UK Companies Act”) between Barinthus Biotherapeutics plc (“Barinthus Bio”) and the holders of Scheme Shares (the “Scheme of Arrangement”), and that the Barinthus Court Meeting will be held at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m./p.m.] (London Time) on [•], 2026, at which time all holders of Scheme Shares are able to attend in person or by proxy.
A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be published pursuant to section 897 of the UK Companies Act are incorporated in the proxy statement/prospectus of which this Notice of Barinthus Court Meeting forms a part.
Unless the context requires otherwise, any capitalized term used but not defined in this Notice of Barinthus Court Meeting shall have the meaning given to such term in the proxy statement/prospectus of which this Notice of Barinthus Court Meeting forms a part.
Voting on the resolution to approve the Scheme of Arrangement will be by poll, which shall be conducted as the Chair of the Barinthus Court Meeting (the “Court Meeting Chair”) may determine.
It is important that, for the Barinthus Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of the opinions of holders of Scheme Shares. At the Barinthus Court Meeting, the Scheme of Arrangement must be approved by a simple majority in number of holders of Scheme Shares present and voting, in person or by proxy, representing at least 75% in value of the Scheme Shares in respect of which a vote has been cast. Holders of Scheme Shares are strongly encouraged to submit proxy appointments and instructions for the Barinthus Court Meeting as soon as possible, using any of the methods set out below, to ensure your vote is recorded.

Holders of Barinthus Ordinary Shares
Right to vote and appoint a proxy
Holders of ordinary shares of Barinthus Bio, with a par value £0.000025 per share (the “Barinthus Ordinary Shares”) entitled to attend and vote at the Barinthus Court Meeting may attend such meeting in person or they may appoint another person or persons, whether a member of Barinthus Bio or not, as their proxy or proxies, to exercise all or any of their rights to attend, submit written questions and vote at the Barinthus Court Meeting, provided that, where more than one proxy is appointed, each proxy is appointed to exercise the rights attached to a different share or shares.
The completion and return of the BLUE Form of Proxy by post (or transmission of a proxy appointment or voting instruction electronically, online, through CREST or by any other procedure described below) will not prevent you from attending and voting at the Barinthus Court Meeting if you are entitled to and wish to do so.
Any holders of Barinthus Ordinary Share who hold their Barinthus Ordinary Shares indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a holder of Barinthus Ordinary Shares to vote at the Barinthus Court Meeting. If this applies to you, Barinthus Bio encourages you to consult your broker, bank, trust company or other nominee as soon as possible to obtain the necessary documentation in order to provide voting instructions in relation to the Barinthus Court Meeting in the manner and by the cut off time stipulated by such broker, bank, trust company or other nominee. In addition, you are encouraged to provide voting instructions to your broker, bank, trust company or other nominee so that they may submit a proxy. Such holders of Barinthus Ordinary Shares who hold their Barinthus Ordinary Shares indirectly and who wish to attend, speak and vote on an individual basis (in particular, for the purpose of approval of the Scheme of Arrangement by a majority in number of the holders of Scheme Shares present and voting at the Barinthus Court Meeting), or to send a proxy or corporate representative to represent them at the Barinthus Court Meeting, may need first to arrange with their broker, bank, trust company or other nominee for the transfer of their Barinthus Ordinary Shares into their own name.
As an alternative to appointing a proxy, any holder of Barinthus Ordinary Shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member (see section below for further information).
By post
A BLUE Form of Proxy, for use at the Barinthus Court Meeting, has been provided with this Notice of Barinthus Court Meeting. Instructions for its use are set out on the form. It is requested that the BLUE Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof) be returned in the pre-paid envelope provided to Barinthus Bio’s Registrar, Computershare Trust Company, N.A. (“Computershare”), by post to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom, so as to be received as soon as possible and not later than [1:00] p.m. (London Time) on [•], 2026 (or, in the case of an adjournment or postponement of the Barinthus Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned or postponed meeting).
If the BLUE Form of Proxy for the Barinthus Court Meeting is not lodged by the relevant time, it may be presented in person to the Court Meeting Chair or Computershare representative who will be present at the Barinthus Court Meeting, at any time prior to the commencement of the Barinthus Court Meeting (or any adjournment or postponement thereof).
If you require additional proxy forms, please contact Computershare by telephone at +44 0370 730 0369 (for international callers) or by post to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 8:30 a.m. and 5:30 p.m., Monday to Friday, excluding public holidays in England and Wales. Please note that Computershare cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.
By CREST
If you hold Barinthus Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Barinthus Court Meeting (or any adjournment or postponement thereof) using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Computershare (ID number 3RA50), not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the Barinthus Court Meeting or any adjournment or postponement thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
If the CREST proxy appointment or instruction is not received by this time, the BLUE Form of Proxy may be presented in person to the Court Meeting Chair or Computershare representative who will be present at the Barinthus Court Meeting, at any time prior to the commencement of the Barinthus Court Meeting (or any adjournment or postponement thereof).
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Barinthus Bio may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations.
Barinthus Ordinary Share Voting Record Time
Entitlement to attend and vote at (in person or by proxy) the Barinthus Court Meeting or any adjournment or postponement thereof and the number of votes which may be cast at the Barinthus Court Meeting will be determined by reference to the register of members of Barinthus Bio at 6:00 p.m. (London Time) on [•], 2026 or, if the Barinthus Court Meeting is adjourned, 6:30p.m. (London Time) on the day which is two Business Days before the date of such adjourned or postponed meeting (the “Barinthus Ordinary Share Voting Record Time”). Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend and vote at (in person or by proxy) the Barinthus Court Meeting.
Joint holders
In the case of joint holders of Barinthus Ordinary Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

For this purpose, seniority will be determined by the order in which the names stand in the register of members of Barinthus Bio in respect of the joint holding (the first being the most senior).
Corporate representatives
As an alternative to appointing a proxy, any holder of Barinthus Ordinary Shares which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that, if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.
Holders of Barinthus ADSs
Right to vote and appoint a proxy
Holders of American Depositary Shares representing Barinthus Ordinary Shares (“Barinthus ADSs”) are not entitled to attend or vote, in person or by proxy, at the Barinthus Court Meeting. If you or your broker, bank, trust company or other nominee are a registered holder of Barinthus ADSs as of the Barinthus ADS Voting Record Time (as defined below), Barinthus Bio’s depositary, The Bank of New York Mellon (the “Depositary”), will send a Barinthus ADS voting instruction card to you. You will be able to instruct the Depositary to vote the Scheme Shares represented by your Barinthus ADSs on your behalf by completing and returning a Barinthus ADS voting instruction card to the Depositary no later than the time and date specified in the Barinthus ADS voting instruction card. Holders of Barinthus ADSs are encouraged to timely submit voting instructions to the Depositary for the Barinthus Court Meeting as soon as possible. A Barinthus ADS voting instruction card with your voting instructions must be received by the Depositary by [12:00] p.m. (Eastern Time) on [•], 2026 in the manner and at the address specified in the Barinthus ADS voting instruction card.
Holders of Barinthus ADSs who hold their Barinthus ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a Barinthus ADS holder to issue voting instructions to the Depositary. You should receive voting instructions from your broker, bank, trust company or nominee. If you do not, Barinthus Bio encourages you to consult your bank, broker or nominee as soon as possible to obtain the necessary documentation. You must provide voting instructions in the manner and prior to the cut-off date and time stipulated by such broker, bank, trust company, or other nominee.
By post
If you are a registered holder of Barinthus ADSs, you may vote by mail by completing, signing and dating the enclosed Barinthus ADS voting instruction card and returning it in the enclosed postage-paid envelope. Votes submitted through the mail must be received by no later than [12:00] p.m. (Eastern Time) on [•], 2026.
If you are a registered holder of Barinthus ADSs, you can submit a new Barinthus ADS voting instruction card at any time during the Barinthus ADS voting period. If you wish to amend the Barinthus ADS voting instruction card, you must do so in writing and sign your new Barinthus ADS voting instruction card. The Barinthus ADS voting instruction card last received by the Depositary prior to the expiration of the Barinthus ADS voting period will be the one that is followed.
By internet
If you are a registered holder of Barinthus ADSs, you may vote at www.proxypush.com/BRNS, 24 hours a day, seven days a week, by following the instructions at that site for submitting your vote electronically. You will need the 12-digit control number included on your Barinthus ADS voting instruction card. Votes submitted through the Internet must be received by no later than [12:00] p.m. (Eastern Time) on [•], 2026.

By telephone
If you are a registered holder of Barinthus ADSs, you may vote using a touch-tone telephone by calling 1-855-782-8499 (toll-free from the U.S., U.S. territories and Canada), 24 hours a day, seven days a week. You will need the 12-digit control number included on your Barinthus ADS voting instruction card. Votes submitted by telephone must be received by no later than [12:00] p.m. (Eastern Time) on [•], 2026.
Barinthus ADS Voting Record Time
In order to exercise your vote as a holder of Barinthus ADSs, you must either (i) have been a registered holder of Barinthus ADSs in the Barinthus ADS register maintained by the Depositary or (ii) Barinthus ADSs must be credited to your securities account maintained with a broker or other securities intermediary that is a direct or indirect participant in The Depository Trust Company (“DTC”), in either case by [6:00] p.m., (Eastern Time) on [•], 2026 (the “Barinthus ADS Voting Record Time”).
For registered holders of Barinthus ADSs, whose Barinthus ADSs are registered under their own name, and who have any queries about the Barinthus Court Meeting, should contact Barinthus Bio at Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary, or MacKenzie Partners, Barinthus Bio’s proxy solicitor, by e-mailing proxy@mackenziepartners.com or calling toll-free at +1 (800) 322-2885, between 9:00 a.m. and 5:30 p.m. (London Time). For beneficial holders, if you have queries on how you can deliver voting instructions about the Barinthus Court Meeting, please contact your brokerage firm or bank who is holding the Barinthus ADSs.
Votes to be taken by a poll and results
At the Barinthus Court Meeting, voting to approve and give effect to the Scheme of Arrangement (the “Barinthus Scheme Proposal”) will be by poll. The results of the poll will be announced by the filing of a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”) and published on Barinthus Bio’s website at www.barinthusbio.com as soon as reasonably practicable following the conclusion of the Barinthus Court Meeting.
Website providing information regarding the Barinthus Court Meeting
Information regarding the Barinthus Court Meeting and a copy of this Notice of Barinthus Court Meeting may be found on Barinthus Bio’s website at www.barinthusbio.com. The information contained on Barinthus Bio’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC.
By the said order, the Court has appointed [•] or, failing that, any other members of Barinthus Bio’s Board of Directors to act as Court Meeting Chair and has directed the Court Meeting Chair to report the result thereof to the Court.
The Scheme of Arrangement will be subject to the subsequent sanction of the Court.
Dated [•], 2026
GOODWIN PROCTER (UK) LLP
Sancroft, 10-15 Newgate Street, London EC1A 7AZ
Solicitors for Barinthus Biotherapeutics plc

BARINTHUS BIOTHERAPEUTICS PLC
NOTICE OF GENERAL MEETING OF
BARINTHUS BIOTHERAPEUTICS PLC
TO BE HELD ON [•], 2026
NOTICE is hereby given that a general meeting (the “Barinthus General Meeting” and, together with Barinthus Court Meeting, the “Barinthus Shareholder Meetings”) of Barinthus Biotherapeutics plc (“Barinthus Bio”) will be held at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m./p.m.] (London Time) on [•], 2026 (or as soon thereafter as the Barinthus Court Meeting concludes or is adjourned or postponed) for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as special resolutions (together, the “Scheme Implementation Proposal”):
SPECIAL RESOLUTIONS
1.
RESOLVED THAT, for the purpose of giving effect to the Scheme of Arrangement dated [•], 2025 between Barinthus Bio and the holders of Scheme Shares (as defined in such Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between Barinthus Bio and Beacon Topco, Inc., a Delaware corporation (“Topco”), which (if required) is approved by the High Court of Justice of England and Wales (the “Court”), or which is otherwise imposed by the Court and is mutually acceptable to Barinthus Bio and Topco, each acting reasonably and in good faith (the “Scheme”), the directors of Barinthus Bio (or a duly authorized committee of the directors) be and are hereby:

a.
authorized and directed to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

b.
directed that they shall procure the delivery of the order of the Court sanctioning the Scheme of Arrangement on behalf of Barinthus Bio to the Registrar of Companies in England and Wales provided that no injunction or other order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no law shall have been adopted that remains in effect or effective, in each case that prevents, enjoins, prohibits or makes illegal the Scheme becoming effective by such delivery; and

c.
directed that if, in accordance with the Agreement and Plan of Merger by and among Barinthus Bio, Topco, Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), dated September 29, 2025 (the “Merger Agreement”), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between Barinthus Bio, Topco, Merger Sub and Clywedog, a Superior Offer is made, they shall not (unless permitted to do so under the Merger Agreement) undertake a Beacon Board Adverse Recommendation Change in connection with a Superior Offer or cause Barinthus Bio to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the Required Beacon Shareholder Vote is obtained (capitalized terms in this resolution having the meanings set forth in the Merger Agreement);

2.
RESOLVED THAT, with effect from the passing of this resolution, the articles of association of Barinthus Bio be and are hereby amended by the adoption and inclusion of the following new article 145:

“145.
Scheme of Arrangement

[145.1
In this Article 145, references to the “Scheme of Arrangement” are to the scheme of arrangement dated [•], 2025 between the Company and the holders of Scheme Shares (as defined in the Scheme of Arrangement) under Part 26 of the Act in its original form or with or subject to any modification, addition or condition agreed between the Company and Topco (the “Acquiror”) which (if required) is approved or imposed by the Court and (save as defined in this Article 145) terms defined in the Scheme of Arrangement shall have the same meanings in this Article 145.

145.2
Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues or transfers out of treasury any shares on or after the date of the adoption of this Article 145 and prior to the Scheme Record Time, such shares shall be issued or transferred in the name of the relevant person subject to the terms of the Scheme of Arrangement (and shall be Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme of Arrangement accordingly.

145.3
Notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred out of treasury to any person or such person’s nominee (a “New Member”) at or after the Scheme Record Time (each a “Post-Scheme Share”) such shares will, provided that the Scheme of Arrangement has become effective, be issued or transferred on terms that they shall (on the Effective Date) or, if later, on issue or transfer (but subject to the terms of this Article 145.3 and Article 145.6) be immediately transferred to the Acquiror (or such persons as the Acquiror may direct) (the “Purchaser”), who shall be obliged to acquire each Post-Scheme Share in consideration of and conditional upon the Acquiror procuring delivery to the New Member of [•] shares of Topco Common Stock (“Exchange Shares”) (the “Share Deliverable” and the ratio that an Exchange Share bears to each Scheme Share being the “Exchange Ratio”) for each Post-Scheme Share as would have been payable to a holder of the Scheme Shares under the Scheme of Arrangement, subject to Article 145.5.

145.4
The Exchange Shares allotted and issued or transferred to a New Member (or nominee) pursuant to Article 145.3 shall be credited as fully paid and shall rank equally in all respects with all other fully paid Topco Common Stock in issue at that time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment or transfer) and shall be subject to the constitution of the Acquiror from time to time.

145.5
No fraction of an Exchange Share shall be allotted, issued or transferred to a New Member (or nominee) pursuant to this Article. Any fraction of an Exchange Share to which a New Member would otherwise have become entitled shall be aggregated with the fractional entitlements of any other New Members whose shares are being transferred under this article on the same date and the maximum whole number of Exchange Shares resulting therefrom shall be allotted and issued to a person appointed by the Company. Such Exchange Shares will then (at the discretion of the Acquiror, acting in the interests of the relevant New Members and in accordance with Applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, be sold and the net proceeds of the sale (after the deduction of the expenses of the sale (including any tax and amounts in respect of irrecoverable value added tax payable thereon), without interest and subject to any required tax withholding) be paid to the persons entitled thereto in due proportion to the fractional Exchange Shares to which they would otherwise have been entitled (rounded down to the nearest penny).
145.6
On any reorganisation of, or material alteration to, the share capital of the Company or Acquiror (including, without limitation, any subdivision and/or consolidation of shares) carried out after the Effective Date, or if a stock or scrip dividend is declared with a record date after the Effective Date, or any similar event shall have occurred (or if the number of Beacon Ordinary Shares represented by each Beacon ADS shall have been changed pursuant to the Deposit Agreement (as defined in the Transaction Agreement)), or the number or class of Beacon Ordinary Shares or Topco Common Stock shall have been changed or exchanged for a different number or class of Beacon Ordinary Shares or Topco Common Stock, then the Exchange Ratio and the Share Deliverable shall be appropriately adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company (whichever in their absolute discretion the directors may elect) may determine to be appropriate to reflect such reorganisation or alteration and to provide to Acquiror, Scheme Shareholders and New Members the same economic effect as contemplated under Article 145.3. References in this Article 145 to such shares shall, following such adjustment, be construed accordingly.

145.7
To give effect to any transfer of Post-Scheme Shares required by this Article 145, the Purchaser may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to the Purchaser and execute and deliver as transferor a form or forms of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser and do all such other things and execute and deliver all such documents (whether as a deed or otherwise) as may in the opinion of the attorney and/or agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and, pending such vesting, to exercise all such rights and privileges attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney and/or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney and/or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights or privileges attaching to the Post-Scheme Shares unless so agreed by the Purchaser. The Company may give good receipt for the delivery of the Share Deliverable for each Post-Scheme Share and may register the Purchaser as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares. The Purchaser shall, subject to Applicable Law, settle the consideration due to the New Member pursuant to Article 145.3 above by the delivery of the Share Deliverable for each Post-Scheme Share as soon as reasonably practicable following the issue of the Post-Scheme Shares to the New Member. Acquiror shall allot and issue or transfer the Exchange Shares to the New Member and make payment of any amounts payable under Article 145.5 as soon as reasonably practicable and in accordance with the provisions of Article 145.5, unless:

(a)
the Company, in its sole discretion, determines in accordance with Article 145.8 in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom that such Exchange Shares shall be sold in which case the Exchange Shares shall be sold and the net proceeds of sale distributed to the persons so entitled in accordance with Article 145.8; or

(b)
the Company, in its sole discretion, determines in accordance with Article 145.8 in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom that a cash amount equal to the value of the Exchange Shares shall be paid to the New Member, in which case Acquiror shall send a cheque in sterling drawn on a UK clearing bank in favour of the New Member for the consideration for such Post-Scheme Shares and in respect of any fractional entitlements no later than 14 days after the date of the issue or transfer of the Post-Scheme Shares to the New Member.

145.8
If, in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and/or issue or transfer of Exchange Shares pursuant to this Article would or may infringe the laws of such jurisdiction or would or may require the Company and/or the Acquiror to comply with any governmental or other consent or any registration, filing or other formality with which the Company and/or Acquiror is unable to comply or compliance with which the Company and/or the Acquiror regards as unduly onerous, the Company may, in its sole discretion, determine that such Exchange Shares shall be sold for a cash amount equal to the value of the Exchange Shares shall be paid to the New Member. In the event that the Exchange Shares are to be sold, the Company shall appoint a person to act as attorney or agent for the New Member (including to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (whether as a deed or otherwise)) pursuant to this Article and such person shall be authorised on behalf of such New Member to procure that any shares in respect of which the Company has made such determination shall, as soon as practicable following the allotment, issue or transfer of such shares and after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, be sold and the net proceeds of the sale (after the deduction of the expenses of the sale (including any tax and amounts in respect of irrecoverable value added tax payable thereon), without interest and subject to any required tax withholding) be paid to the persons entitled thereto in due proportion to the Exchange Shares to which they would otherwise have been entitled.

145.9
Notwithstanding any other provision of these Articles, both the Company and the directors of the Company shall refuse to register the transfer of any shares between the Scheme Record Time and the Effective Date, other than to the Purchaser pursuant to the Scheme of Arrangement.

145.10
If the Scheme of Arrangement shall not have become effective by the date referred to in (or otherwise set in accordance with) clause 11 of the Scheme of Arrangement, this Article 145 shall cease to be of any effect.]”; and

3.
RESOLVED THAT, subject to receipt of Court approval, the amount standing to the credit of Barinthus Bio’s share premium account be reduced to nil.

Such resolutions will be proposed as special resolutions and under English law, assuming that a quorum is present, a special resolution is passed on a show of hands if it is approved by at least 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by holders representing at least 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.
Barinthus Bio’s Board of Directors (the “Barinthus Board”) values the opinions of its shareholders as expressed through such votes and will carefully consider the outcome of the votes on all proposed resolutions.
The results of any polls taken on the resolutions at the Barinthus General Meeting and any other information required by the United Kingdom Companies Act 2006 (the “UK Companies Act”) will be made available on Barinthus Bio’s website (www.barinthusbio.com) as soon as reasonably practicable following the Barinthus General Meeting and for the required period thereafter.
Unless the context requires otherwise, any capitalized term used but not defined in this Notice of Barinthus General Meeting shall have the meaning given to such term in the proxy statement/prospectus of which this Notice of Barinthus General Meeting forms a part.
[•], 2026
By order of the Barinthus Board
William Enright
Chief Executive Officer
Barinthus Biotherapeutics plc
Registered Office: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, WA14 2DT, United Kingdom.
Registered in England and Wales, company number 13282620.
Notes for holders of Barinthus Ordinary Shares:
The following notes explain your general rights as a holder of ordinary shares of Barinthus Bio, with a par value £0.000025 per share (“Barinthus Ordinary Shares”), and your right to attend and vote at the Barinthus General Meeting or to appoint someone else to vote on your behalf.
a)
Only those holders of Barinthus Ordinary Shares registered in the register of members of Barinthus Bio at [•] p.m. (London Time) on [•], 2026 will be entitled to attend and vote at the Barinthus General Meeting in respect of the number of Barinthus Ordinary Shares registered in their name at the time. Changes to entries on the relevant register after that deadline will be disregarded in determining the rights of any person to attend and vote at the Barinthus General Meeting. Should the Barinthus General Meeting be adjourned to a time not more than 48 hours after the deadline, the same deadline will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned Barinthus General Meeting. Should the Barinthus General Meeting be adjourned for a longer period, then to be so entitled, members must be entered on the register of members of Barinthus Bio at the time which is 48 hours before the time fixed for the adjourned Barinthus General Meeting or, if Barinthus Bio gives notice of the adjourned Barinthus General Meeting, at the time specified in the notice.

b)
Any member may appoint a proxy to attend, speak and vote on his/her behalf. A member may appoint more than one proxy in relation to the Barinthus General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares of the member. A proxy need not be a member but must attend the meeting in person. The YELLOW Form of Proxy should be lodged with Barinthus Bio’s Registrar, Computershare Trust Company, N.A. (“Computershare”), not later than [•] p.m. (London Time) on [•], 2026. Completion and return of the YELLOW Form of Proxy does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes. The attached proxy statement/prospectus explains proxy voting and the matters to be voted on in more detail. Please read the proxy statement/prospectus carefully. For specific information regarding the voting of your Barinthus Ordinary Shares, please refer to the section entitled “Questions and Answers About the Combinations and the Barinthus Shareholder Meetings.”

c)
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

d)
In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in Barinthus Bio’s relevant register of members for the certificated or uncertificated shares of Barinthus Bio (as the case may be) in respect of the joint holding.
e)
As of [•], 2026 (being the latest practicable date prior to the publication of this Notice of Barinthus General Meeting), Barinthus Bio’s issued ordinary share capital consisted of [•] Barinthus Ordinary Shares (including Barinthus Ordinary Shares represented by Barinthus ADSs), carrying one vote each.

f)
Except as set out in the notes to this notice, any communication with Barinthus Bio in relation to the Barinthus General Meeting, including in relation to proxies, should be sent to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communicate with Barinthus Bio for any purpose other than those expressly stated.

g)
Copies of the Scheme of Arrangement will be available for inspection at the registered office of Barinthus Bio during normal business hours on any weekday (public holidays excepted) and at the place of the Barinthus General Meeting for one hour before the Barinthus General Meeting and at the Barinthus General Meeting itself.

h)
Under section 319A of the UK Companies Act, any holder of Barinthus Ordinary Shares attending the Barinthus General Meeting has the right to ask questions. Holders of Barinthus Ordinary Shares, if attending in person, will be permitted to ask questions at the Barinthus General Meeting. Barinthus Bio must cause to be answered any such question relating to the business being dealt with at the Barinthus General Meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the Barinthus General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of Barinthus Bio or the good order of the Barinthus General Meeting that the question be answered.

i)
If your Barinthus Ordinary Shares are held in an account at a broker, bank, trust company or other nominee and you are the beneficial owner of shares as of [•], 2026, these proxy materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Barinthus General Meeting. You should follow directions provided by your broker, bank, trust company or other nominee. You are encouraged to provide voting instructions to your broker, bank, trust company or other nominee so that they may submit a proxy.

j)
Holders of Barinthus Ordinary Shares who have any queries about the Barinthus General Meeting, or are in any doubt as to how to complete the YELLOW Forms of Proxy or to submit proxies electronically or online, should contact Computershare by telephone at +44 370 703 0369 (for international callers) or by post to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 8:30 a.m. and 5:30 p.m., Monday to Friday, excluding public holidays in England and Wales. Please note that Computershare cannot provide any financial, legal or tax advice and calls may be recorded and monitored for security and training purposes.

Notes for holders of Barinthus ADSs:
The following notes explain your general rights as a holder of American Depositary Shares representing Barinthus Ordinary Shares (“Barinthus ADSs”) and your right to give voting instructions with respect to those Barinthus Ordinary Shares at the Barinthus General Meeting.
a)
Barinthus ADS holders are not entitled to attend or vote, in person or by proxy, at the Barinthus General Meeting. In order to exercise your vote as a holder of Barinthus ADSs, (i) you o must have been registered as a holder of Barinthus ADSs in the Barinthus ADS register maintained by Barinthus Bio’s depositary, The Bank of New York Mellon (the “Depositary”), or (ii) Barinthus

ADSs must be credited to your securities account maintained with a broker or other securities intermediary that is a direct or indirect participant in The Depository Trust Company (“DTC”), in either case by 5:00 p.m. Eastern Time on [•], 2026 (the “Barinthus ADS Voting Record Time”).
b)
Beneficial holders of Barinthus ADSs who hold their Barinthus ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a Barinthus ADS holder to issue voting instructions to the Depositary. If this applies to you, Barinthus Bio encourages you to consult your broker, bank, trust company or other nominee as soon as possible to obtain the necessary documentation in order to provide voting instructions in relation to the Barinthus General Meeting in the manner and by the cut-off time stipulated by such broker, bank, trust company or other nominee. If you have queries on how you can deliver voting instructions about the Barinthus General Meeting, please contact your broker, bank, trust company or other nominee.

c)
If you are a registered holder of Barinthus ADSs on the Depositary’s ADS register as of the Barinthus ADS Voting Record Time, you will be able to instruct the Depositary to vote the Barinthus Ordinary Shares represented by your Barinthus ADSs on your behalf by completing and returning a Barinthus ADS voting instruction card to the Depositary, to be received no later than the time and date specified in the Barinthus ADS voting instruction card. The Depositary will send a Barinthus ADS voting instruction card to registered holders of Barinthus ADSs as of the Barinthus ADS Voting Record Time. Holders of Barinthus ADSs are encouraged to timely submit voting instructions to the Depositary for the Barinthus General Meeting as soon as possible. A Barinthus ADS voting instruction card with your voting instructions must be received by the Depositary by 10:00 a.m. (Eastern Time) on [•], 2026 in the manner and at the address specified in the Barinthus ADS voting instruction card.

d)
As of [•], 2026 (the record date for Barinthus ADS holders), Barinthus Bio’s issued ordinary share capital consisted of [•] Barinthus Ordinary Shares, carrying one vote each.

e)
Holders of Barinthus ADSs who have any queries about the Barinthus General Meeting should contact Barinthus Bio at Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary, or MacKenzie Partners, Barinthus Bio’s proxy solicitor, by e-mailing proxy@mackenziepartners.com or calling toll-free at +1 (800) 322-2885, between 9:00 a.m. and 5:30 p.m. (London Time).

Information regarding the Barinthus General Meeting, including information required by section 311A of the UK Companies Act and a copy of this Notice of Barinthus General Meeting may be found on Barinthus Bio’s website at www.barinthusbio.com. The information contained on Barinthus Bio’s website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the U.S. Securities and Exchange Commission.
Holders of Barinthus Ordinary Shares may not use any electronic address provided in this Notice of Barinthus General Meeting or in any related documents to communicate with Barinthus Bio for any purpose other than those expressly stated. Any electronic communications, including the lodgment of any electronic proxy form or voting instruction card, received by Barinthus Bio, or its agents, that is found to contain any virus will not be accepted.

REFERENCES TO ADDITIONAL INFORMATION
You can obtain the documents free of charge by visiting the SEC’s website at www.sec.gov, from Barinthus Bio by visiting www.barinthusbio.com or by requesting them in writing or by telephone from Barinthus Bio at Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary, or (443) 917-0966. The information contained on Barinthus Bio’s website is not incorporated into, and does not form a part of, the accompanying proxy statement/prospectus or any other report or document on file with or furnished to the SEC.
If you are a holder of Barinthus Ordinary Shares or Barinthus ADSs (a “Barinthus Shareholder”), you may also request copies of this proxy statement/prospectus and documents or other information concerning Barinthus Bio, without charge, by written or telephonic request directed to MacKenzie Partners, Inc. (“MacKenzie Partners”), Barinthus Bio’s proxy solicitor, by e-mailing proxy@mackenziepartners.com or calling toll-free at +1 (800) 322-2885, between 9:00 a.m. and 5:30 p.m. (London Time). If you would like to request any documents, please do so by [•], 2026 in order to receive them before the Barinthus Shareholder Meetings (as defined below).

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Topco (File No. 333-291359), constitutes a prospectus of Topco under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Topco Common Stock to be issued pursuant to the Merger Agreement.
This document also constitutes a proxy statement of Barinthus Bio under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Barinthus General Meeting. It also constitutes a notice of meeting with respect to the Barinthus Court Meeting and the Barinthus General Meeting and contains an explanatory statement in respect of the Scheme Transaction as required by Section 897 of the UK Companies Act.
You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made by any person, such information must not be relied upon as having been authorized. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date as specified on the cover unless otherwise specifically provided herein. Further, you should not assume that the information contained in or incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Barinthus Shareholders nor the issuance by Topco of shares of Topco Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
None of the SEC, the UK FCA, nor any securities commission of any jurisdiction has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. The distribution or possession of this proxy statement/prospectus in or from certain jurisdictions may be restricted by law. For the avoidance of doubt, this proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the United Kingdom or any state in the European Economic Area or a solicitation of a proxy under the laws of England and Wales, and it is not intended to be, and is not, a prospectus or an offer document for the purposes of the UK FCA’s Prospectus Rules. You should inform yourself about and observe any such restrictions, and none of Barinthus Bio, Topco or Clywedog accepts any liability in relation to any such restrictions.
The information concerning Barinthus Bio, Topco and Merger Sub contained in this proxy statement/prospectus has been provided by Barinthus Bio and the information concerning Clywedog contained in this proxy statement/prospectus has been provided by Clywedog. As used in this proxy statement/prospectus, except where otherwise stated or indicated by the context, all references to Barinthus Bio are to Barinthus Biotherapeutics plc and its consolidated subsidiaries and all references to Clywedog are to Clywedog Therapeutics, Inc. and its consolidated subsidiaries, in each case, prior to the consummation of the Transactions.
In this proxy statement/prospectus, unless the context otherwise requires:
“ACA” means the federal Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.
“Acquisition Proposal” means with respect to a party to the Merger Agreement, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Clywedog or any of its affiliates, on the one hand, or by or on behalf of Barinthus Bio or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.

“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Clywedog, on the one hand, or Barinthus Bio, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Transaction” means any transaction or series of related transactions involving (other than the Self-Tender Offer):
(a)   any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a party to the Merger Agreement is a constituent entity, (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or
(b)   any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole, other than the sale, divestiture and/or winding down of the Barinthus Legacy Business or the sale, license or other disposition of any or all of the Barinthus Legacy Assets by Barinthus Bio.
“Aggregate Tender Offer Consideration” means the consideration payable by Topco in the Self-Tender Offer.
“Ancillary Agreements” means the Barinthus Voting Deeds, the Clywedog Voting Agreements and the Lock-Up Agreements.
“Barinthus Bio” means Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales.
“Barinthus ADSs” means the American Depositary Shares of Barinthus Bio, each representing one Barinthus Ordinary Share.
“Barinthus Board” means the board of directors of Barinthus Bio.
“Barinthus Court Meeting” means, in the matters of Barinthus Biotherapeutics plc and the UK Companies Act, the meeting for which the Court has given permission by the order dated [•], 2026.
“Barinthus Deferred A Shares” means the deferred A shares in the capital of Barinthus Bio in issue, each with a nominal value £1.00 per share.
“Barinthus EMI Option” means each option to acquire Barinthus Ordinary Shares granted under the Barinthus EMI Share Option Scheme.
“Barinthus EMI Share Option Scheme” means the Barinthus EMI Share Option Scheme approved by the Barinthus Board on February 5, 2018, as amended from time to time.
“Barinthus ESPP” means Barinthus Bio’s 2021 Employee Stock Purchase Plan.
“Barinthus Equity Plans” means the Barinthus EMI Share Option Scheme, the Barinthus Share Award Plan 2021 or other plan under which Barinthus Bio or any of its subsidiaries has granted any equity or equity-based compensation (other than the Barinthus ESPP), in each case, as amended.
“Barinthus General Meeting” means such meeting(s) (and any adjournment, postponement or reconvention thereof) convened with the permission of the Court pursuant to section 896 of the UK Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.

“Barinthus Legacy Assets” means all assets, technology and intellectual property of Barinthus Bio as they existed at any time prior to the date of the Merger Agreement that are primarily used in or primarily related to (i) VTP-300, (ii) VTP-500 and corresponding non-dilutive CEPI funding contract and (iii) VTP-850.
“Barinthus Legacy Business” means the business of Barinthus Bio as conducted immediately prior to the date of the Merger Agreement.
“Barinthus Legacy Transaction” means the sale, license or other disposition of any or all of the assets, technology and intellectual property of Barinthus Bio as they existed at any time prior to the date of the Merger Agreement that are primarily used in or primarily related to the Barinthus Legacy Assets by Barinthus Bio.
“Barinthus Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Barinthus Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Barinthus Bio; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Barinthus Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the Transactions; provided, that this clause (a) shall not apply to any representation or warranty (or condition to the consummation of the Combinations relating to such representation or warranty) the purpose of which is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Transactions, (b) any change in the stock price or trading volume of Barinthus ADSs (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Barinthus ADSs may be taken into account in determining whether a Barinthus Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action by Barinthus Bio that is required to comply with the terms of the Merger Agreement, (d) the sale, license or other disposition of the Barinthus Legacy Assets, (e) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (f) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (g) any change in U.S. GAAP or applicable Law or the interpretation thereof following the date hereof, (h) general economic or general business conditions generally affecting the industries in which Barinthus Bio operates or; except, in each case with respect to clauses (e), (f), (g) and (h), to the extent disproportionately affecting Barinthus Bio relative to other similarly situated companies in the industries in which Barinthus Bio operates.
“Barinthus Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in any event consistent with U.S. GAAP) and in accordance with the applicable parties’ audited financial statements and unaudited interim balance sheet (without duplication), (i) cash, minus (ii) all unpaid Barinthus Transaction Costs, minus (iii) the amount of the Aggregate Tender Offer Consideration to be paid in the Self-Tender Offer less any amounts that have already been paid whether to a tendering shareholder or to a third party paying agent for purposes of distribution to tendering shareholders, minus (iv) fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy, plus (v) the amount of proceeds received prior to the Merger Effective Time from a Barinthus Legacy Transaction (less, in each case, any applicable Tax thereon).
“Barinthus Option” means each option to acquire Barinthus Ordinary Shares or Barinthus ADSs granted under a Barinthus Equity Plan.
“Barinthus Ordinary Shares” means the ordinary shares in the capital of Barinthus Bio, each with a par value £0.000025 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Barinthus Bio held by the Depositary (or the extent that the Depositary is not itself the registered holder of the such shares that underly the Barinthus ADSs, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement)).
“Barinthus RSU” means each outstanding restricted share unit granted under Barinthus Bio’s Equity Plans.

“Barinthus Scheme Proposal” means the proposal to vote and approve the Scheme of Arrangement at the Barinthus Court Meeting to give effect to the Scheme of Arrangement.
“Barinthus Share Award Plan” means Barinthus Bio’s Share Award Plan 2021 approved by the Barinthus Board on April 8, 2021, as amended from time to time.
“Barinthus Shareholders” means the holders of Barinthus ADSs and Barinthus Ordinary Shares.
“Barinthus Shareholder Meetings” mean the Barinthus Court Meeting and the Barinthus General Meeting.
“Barinthus Transaction Costs” means with respect to Barinthus Bio, without duplication, the sum of (a) the cash cost of any change of control payments, transaction bonus payments or severance payments that are or become due to any current or former employee, director or officer of Barinthus Bio and its subsidiaries that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee or consultant of Barinthus Bio and its subsidiaries at or prior to the Merger Effective Time or as a result of the Merger or the Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Barinthus Bio pursuant to a consulting agreement with Barinthus Bio that are unpaid as of Closing, (d) any costs, fees and expenses incurred by Barinthus Bio and its subsidiaries, and for which Barinthus Bio and its subsidiaries is liable, solely in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions and that are unpaid as of the Closing, including the amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of counsel or accountants payable by Barinthus Bio and its subsidiaries, (e) fifty percent (50%) of the fees paid to the SEC in connection with filing the Registration Statement, this proxy statement/prospectus and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, this proxy statement/prospectus and any amendments and supplements thereto, (f) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (d) and the Barinthus Bio transaction payroll taxes, (g) all applicable stamp duty payable in connection with the Combinations, (h) any costs, fees and expenses incurred by Barinthus Bio and its subsidiaries, and for which Barinthus Bio and its subsidiaries is liable, in connection with the Barinthus Legacy Transactions, and (i) any costs, fees and expenses incurred by Barinthus Bio and its subsidiaries, and for which Barinthus Bio and its subsidiaries is liable, in connection with the undertaking of any action or activity listed in the Merger Agreement.
“Barinthus Triggering Event” shall be deemed to have occurred: (a) upon any Barinthus Board Adverse Recommendation Change or if the Barinthus Board approved, endorsed or recommended any Acquisition Proposal or (b) if Barinthus Bio shall have entered into any contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4 of the Merger Agreement).
“Barinthus Voting Deed” means those voting and support deeds entered into by certain shareholders of Barinthus Bio with Clywedog on September 29, 2025, pursuant to which such individuals agreed to vote all of their shares of capital stock of Barinthus Bio (a) in favor of all resolutions to approve and give effect to the Scheme Transaction and certain related matters and any matter necessary to implement the Transactions and (b) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Transactions.
“Bribery Act” means the UK Bribery Act of 2010.
“Chancery Court” means the Court of Chancery of the State of Delaware.
“CHIP” means the Children’s Health Insurance Program.
“Clywedog” means Clywedog Therapeutics, Inc., a Delaware corporation.
“Clywedog Board” means the board of directors of Clywedog.
“Clywedog Common Stock” means the common stock, $0.0001 par value per share, of Clywedog.

“Clywedog Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Clywedog Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Clywedog or its subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Clywedog Material Adverse Effect: (a) the announcement of the Merger Agreement or the pendency of the Transactions; provided, that this clause (a) shall not apply to any representation or warranty (or condition to the consummation of the Combinations relating to such representation or warranty) the purpose of which is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Transactions, (b) the taking of any action, or the failure to take any action, by Clywedog that is required to comply with the terms of the Merger Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in U.S. GAAP or applicable Law or the interpretation thereof following the date hereof or (f) general economic or general business conditions generally affecting the industries in which Clywedog and its subsidiaries operate; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting Clywedog and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Clywedog and its subsidiaries operate.
“Clywedog Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in any event consistent with U.S. GAAP) and in accordance with the applicable parties’ audited financial statements and unaudited interim balance sheet (without duplication), (i) cash, cash equivalents and marketable securities, plus (ii) accounts, interest and other receivables and deposits (including any Tax refund claims pending as of the date of the Merger Agreement) minus (iii) all unpaid Clywedog Transaction Costs, plus (iv) all prepaid Clywedog expenses, minus (v) fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy.
“Clywedog Options” means options or other rights to purchase shares of Clywedog Common Stock issued by Clywedog.
“Clywedog Plan” means Clywedog’s 2020 Stock Plan, as amended.
“Clywedog Preferred Stock” means the Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog.
“Clywedog Shares” means Clywedog Common Stock and Clywedog Preferred Stock.
“Clywedog Transaction Costs” means with respect to Clywedog, without duplication, the sum of (a) the cash cost of any change of control payments, transaction bonus payments or severance payments that are or become due to any employee, director or officer of Clywedog and its subsidiaries that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee of Clywedog and its subsidiaries at or prior to the Merger Effective Time or as a result of the Merger or the Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Clywedog pursuant to a consulting agreement with Clywedog that are unpaid as of Closing, (d) any costs, fees and expenses incurred by Barinthus Bio and its subsidiaries, and for which Clywedog and its subsidiaries is liable, solely in connection with the negotiation, preparation and execution of the Merger Agreement and the consummation of the Transactions and that are unpaid as of the Closing, including the amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of counsel or accountants payable by Clywedog and its subsidiaries, (e) fifty percent (50%) of the fees paid to the SEC in connection with filing the Registration Statement, this proxy statement/prospectus and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, this proxy statement/prospectus and any amendments and supplements thereto, and (f) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (d).

“Clywedog Triggering Event” shall be deemed to have occurred: (a) upon any Clywedog Board Adverse Recommendation Change (as defined below) or if the Clywedog Board approved, endorsed or recommended any Acquisition Proposal or (b) if Clywedog shall have entered into any contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Clywedog Voting Agreement” means those voting and support agreements entered into by the officers, directors and certain stockholders of Clywedog on September 29, 2025, pursuant to which such individuals agreed to vote all of their shares of capital stock of Clywedog (a) in favor of adopting and approving the Merger Agreement, the Merger and the Transactions and certain related matters and (b) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Transactions.
“Code” means the Internal Revenue Code of 1986, as amended.
“Combinations” means the Merger and the Scheme, together.
“Court” means the High Court of Justice of England and Wales.
“Combined Business” means the business of Topco after closing of the Combinations.
“Deposit Agreement” means the Deposit Agreement, dated as of April 29, 2021, among Barinthus Bio, The Bank of New York Mellon, as depositary, and all holders from time to time of Barinthus ADSs, as may be amended from time to time.
“Depositary” means The Bank of New York Mellon, or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).
“Deposited Shares” means those Scheme Shares that are deposited under the Deposit Agreement and represented by Barinthus ADSs.
“Determination Time” means the close of business on the last business day prior to the anticipated closing date of the Merger.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“EMA” means the European Medicines Agency and any successor entity.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agent” or “Computershare” means Computershare Trust Company, N.A.
“Exchange Shares” means the Topco Common Stock to be delivered to the Scheme Shareholders in exchange for the Scheme Shares in accordance with this Agreement and the Scheme of Arrangement.
“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.
“FDA” means the U.S. Food and Drug Administration.
“FDCA” means the Federal Food, Drug, and Cosmetic Act.
“FTC” means the Federal Trade Commission.
“GCPs” means good clinical practices.
“GDPR” means the General Data Protection Regulation 2016/679.
“HHS” means the U.S. Department of Health and Human Services.
“HIPAA” means Health Insurance Portability and Accountability Act of 1996.
“IRB” means institutional review board.
“IRS” means the United States Internal Revenue Service.

“IND” means an investigational new drug application filed with the FDA pursuant to 21 C.F.R. Part 312, including all amendments, supplements, and other related submissions thereto, which is required to commence administering an investigational drug or biological product to humans in the United States in connection with a clinical study.
“Lock-Up Agreements” means those lock-up agreements entered into by and between Topco and certain officers, directors and shareholders of Barinthus Bio and Clywedog on September 29, 2025.
“Merger” means the merger of Merger Sub with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the DGCL.
“Merger Agreement” means the merger agreement entered into by and among Barinthus Bio, Topco, Merger Sub and Clywedog on September 29, 2025.
“Merger Effective Time” means the effective time of the Merger.
“Merger Exchange Ratio” means 4.358932.
“Merger Sub” means Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco.
“Nasdaq” means the Nasdaq Stock Market.
“NSIA” means the United Kingdom National Security and Investment Act 2021.
“OFAC” means the Office of Foreign Assets Control.
“Oppenheimer” means Oppenheimer & Co. Inc.
“PwC” means PricewaterhouseCoopers LLP.
“Rule 144” means Rule 144 of the Securities Act.
“SAFE Agreements” means collectively, (i) that Simple Agreement for Future Equity by and between Clywedog and TPAV, LLC dated as of October 11, 2024, (ii) that Simple Agreement for Future Equity by and between Clywedog and OrbiMed dated as of October 11, 2024, (iii) that Simple Agreement for Future Equity by and between Clywedog and TPAV, LLC dated as of December 26, 2024, (iv) Simple Agreement for Future Equity by and between Clywedog and OrbiMed dated as of December 26, 2024, and (v) any similar agreements entered into following the date hereof between Clywedog and TPAV, LLC or OrbiMed, as applicable.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act.
“Scheme Exchange Ratio” means 1.0.
“Scheme of Arrangement” means the arrangement pursuant to which, as more particularly described in the Merger Agreement, Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant to a scheme of arrangement (subject to any modification, addition or condition which (a) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the UK Companies Act and the Merger Agreement).
“Scheme Effective Time” means the effective time of the Scheme Transaction.
“Scheme Record Date” means the record date for determining the holders of Scheme Shares entitled to vote at the Scheme Meeting.
“Scheme Shares” means the Barinthus Ordinary Shares acquired in the Scheme Transaction.
“Scheme Shareholder” means a holder of Scheme Shares whose name appears in the register of Members of Barinthus Bio at the Scheme Record Date.

“Scheme Transaction” means the transaction effected by the Scheme of Arrangement (which, for the avoidance of doubt, shall include Barinthus Ordinary Shares represented by Barinthus ADSs).
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Self-Tender Offer” means that self-tender offer to purchase up to $27,000,000 in shares of Topco Common Stock that may be commenced by Topco following the Scheme Effective Time and prior to the Merger.
“Stock Issuance” means the issuance of the Exchange Shares in connection with the Scheme Transaction.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to twenty percent (20%) in the definition of Acquisition Transaction being treated as references to fifty percent (50%) for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (b) is on terms and conditions that the Barinthus Board or the Clywedog Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the agreement to amend the terms of the agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Barinthus Bio’s shareholders or Clywedog’s stockholders, as applicable, than the terms of the Transactions.
“Termination Date” means September 30, 2026, subject to extension as provided in the Merger Agreement.
“Topco” means Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Barinthus Bio.
“Topco A&R Charter” means the Amended and Restated Certificate of Incorporation of Topco to be in effect as of the Scheme Effective Time.
“Topco A&R Bylaws” means the Amended and Restated Bylaws of Topco to be in effect as of the Scheme Effective Time.
“Topco Board” means the Board of Directors of Topco.
“Topco Common Stock” means the common stock, $0.0001 par value per share, of Topco.
“Transactions” means the Combinations and the other transactions contemplated by the Merger Agreement, including, without limitation, the Scheme of Arrangement, Stock Issuance and the Self-Tender Offer.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“UK Companies Act” means the United Kingdom Companies Act of 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.
“UK FCA” means the UK Financial Conduct Authority.
“U.S. GAAP” means U.S. generally accepted accounting principles.
“USPTO” means the United States Patent and Trademark Office.
“WSB” means WithumSmith+Brown, PC.
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
All dates and times relating to the Scheme of Arrangement are based on Barinthus Bio and Clywedog’s current expectations and are subject to change. If any of the dates or times in this expected timetable change materially, the revised dates and/or times will be published by public announcement in the United States and by making such announcement available on Barinthus Bio’s website at www.barinthusbio.com.
Event	Time and/or date(1)
Publication of this proxy statement/prospectus	[•], 2026
Barinthus ADS Voting Record Date	[6:00] p.m. (Eastern Time) on [•], 2026
Latest time for receipt by the Depositary of Barinthus ADS voting instructions for Barinthus Court Meeting and Barinthus General Meeting	[12:00] p.m. (Eastern Time) on [•], 2026
Latest time for receipt by the Registrar of Forms of Proxy for Barinthus Court Meeting (BLUE form)	[•] [a.m./p.m.] (London Time) on [•], 2026(2)
Latest time for receipt by the Registrar of Forms of Proxy for Barinthus General Meeting (YELLOW form)	[•] [a.m./p.m.] (London Time) on [•], 2026(3)
Barinthus Ordinary Share Voting Record Time	[6:30] p.m. (London Time) on [•], 2026(4)
Barinthus Court Meeting	[•] [a.m./p.m.] (London Time) on [•], 2026
Barinthus General Meeting	[•] [a.m./p.m.] (London Time) on [•], 2026(5)
The following dates and times associated with the Scheme of Arrangement are presented for illustrative purposes only, are subject to change and will depend on, among other things, the date on which the conditions to the Scheme of Arrangement are satisfied or, if capable of waiver, waived, the date on which the Court sanctions the Scheme of Arrangement and the date on which the Court Order is delivered to the Registrar of Companies in England and Wales. Barinthus Bio will give adequate notice of all of these dates and times, when known, by public announcement in the United States and by making the announcement available of Barinthus Bio’s website at www.barinthusbio.com. Further updates and changes to these times will be notified in the same way. See also note(1).
Last day for dealing in Barinthus ADSs on Nasdaq by investors	D-1 or D
Formal suspension by Nasdaq of dealings in Barinthus ADSs	D
Court Sanction Hearing	D (“D”)
Scheme Record Date	[6:00] p.m. (London Time) on D+1
Scheme Effective Time	D+2 (“E”)
Suspension of trading in Barinthus ADSs on Nasdaq	E
Commencement of Self-Tender Offer for Topco Common Stock	E+2 (“T”)
Latest date for dispatch of cheques and settlement through DTC	E+14
Completion of Self-Tender Offer for Topco Common Stock	T+20 business days (“M”)
Effective Time of the Merger of Topco and Clywedog	M+1
Closing Date	[•], 2026(6)

(1)
The dates and times given are indicative only and are based on current expectations and are subject to change.

(2)
It is requested that BLUE Forms of Proxy for the Barinthus Court Meeting be lodged not later than [•] [a.m./p.m.] (London Time) on [•], 2026 or, if the Barinthus Court Meeting is adjourned or postponed, 48 hours (excluding any part of such 48-hour period falling on a non-working day) prior to the time fixed for any adjourned or postponed Barinthus Court Meeting. If the BLUE Form of Proxy for the

Barinthus Court Meeting is not lodged by [•] [a.m./p.m.] (London Time) on [•], 2026, it may be presented in person to the Chair of the Court Meeting or Computershare representative who will be present at the Barinthus Court Meeting, at any time prior to the commencement of the Barinthus Court Meeting (or any adjournment or postponement thereof).
(3)
In order to be valid, the YELLOW Forms of Proxy for the Barinthus General Meeting must be lodged not later than [•] [a.m./p.m.] (London Time) on [•], 2026 or, if the Barinthus General Meeting is adjourned or postponed, 48 hours (excluding any part of such 48-hour period falling on a non-working day) prior to the time fixed for the adjourned or postponed Barinthus General Meeting.

(4)
If either the Barinthus Court Meeting or the Barinthus General Meeting is adjourned or postponed, the Barinthus Ordinary Share Voting Record Time for the relevant adjourned or postponed meeting will be 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time appointed for the adjourned or postponed meeting.

(5)
To commence at [•] [a.m./p.m.] (London Time) or as soon thereafter as the Barinthus Court Meeting concludes or is adjourned or postponed.

(6)
This is the latest date by which the Merger may become effective. However, the Closing Date may be extended to such later date as may be agreed by Barinthus Bio and Clywedog.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements within the meaning of federal securities laws concerning Barinthus Bio, Topco, Clywedog, the Combinations and other matters that involve material risks, assumptions and uncertainties. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or other matters, based on the current beliefs of the management of Barinthus Bio and Clywedog as well as assumptions made by, and information currently available to, the management of both companies. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “likely,” “predict,” “project” or similar words, phrases or expressions, although some forward-looking statements are expressed differently. These forward-looking statements generally include statements regarding the expected timeline for completing the Combinations; the ability to complete the Combinations; the Self-Tender Offer, including the value of shares, if any, that may be purchased by Topco; expected cost and revenue synergies, impacts and benefits of the Combinations; projected financial information; future opportunities; and other statements regarding Barinthus Bio’s, Topco’s and Clywedog’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are subject to various risks and uncertainties, many of which are outside the parties’ control, which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Barinthus Bio’s, Topco’s and Clywedog’s respective businesses, financial conditions, and results of operations.
Factors that could cause actual results to differ materially from those discussed in these forward-looking statements include, but are not limited to, risks and uncertainties detailed in the section entitled “Risk Factors” beginning on page 29 of this proxy statement/prospectus, and the following factors:
•
the occurrence of any change, effect, event, occurrence, development, matter, state of facts, series of events or circumstances that could give rise to the termination of the Merger Agreement;

•
failure to obtain applicable regulatory or stockholder and shareholder approvals in a timely manner or otherwise, or being required to accept conditions that could reduce the anticipated benefits of the Combinations as a condition to obtaining regulatory approvals;

•
failure to satisfy other closing conditions to the Combinations;

•
risks associated with tax liabilities, or changes in U.S., UK or other tax laws or interpretations to which the companies are subject;

•
the unaudited prospective financial information for Barinthus Bio and Clywedog included in this proxy statement/prospectus reflects management estimates and may not prove to be reflective of actual future financial results;

•
risks associated with assumptions the parties make in connection with critical accounting estimates and legal proceedings;

•
the inability of Barinthus Bio and Clywedog to meet expectations regarding the timing, completion, accounting and tax treatments with respect to the Combinations;

•
limitations placed on the ability of Barinthus Bio and Clywedog to operate their respective businesses by the Merger Agreement pending consummation of the Combinations;

•
the potential impact of the announcement or consummation of the Combinations on relationships with third parties, including customers, employees and competitors;

•
risks that the executive officers, directors and affiliates of Barinthus Bio and Clywedog may have interests in the Combinations that are different from, or in addition to, the rights of the Barinthus Shareholders or the Clywedog stockholders;

•
risks that the newly combined businesses will not be integrated successfully or that the cost, time and effort required to integrate the newly combined businesses may be greater than anticipated;

•
failure to effectively manage the newly combined businesses, or that Topco will not realize any or all of the anticipated benefits, synergies and growth expected from the Combinations, or that the foregoing may take longer to realize than expected, which could adversely affect its business, financial condition and operating results;

•
diversion of the attention of Barinthus Bio’s and Clywedog’s management from ongoing business concerns;

•
the outcome of any legal proceedings that may be instituted against Clywedog, Barinthus Bio and/or others relating to the Combinations;

•
operating costs or business disruption (including, without limitation, difficulties in maintaining relationships with employees, distributors or suppliers) being greater than expected in anticipation of, or, if consummated, following, the Combinations;

•
the market price for Topco Common Stock potentially being affected following the Combinations by factors that historically have not affected the market price for Barinthus Bio’s securities when Barinthus Bio was a standalone company;

•
the ability of Barinthus Bio and Clywedog to hire and retain personnel;

•
legislation, regulatory and economic development affecting the companies, including, without limitation, impacts of the U.S. federal government shutdown that commenced on October 1, 2025;

•
international, national or local economic, social or political conditions that could adversely affect Barinthus Bio, Clywedog or their respective businesses;

•
unanticipated changes relating to competitive factors in the industries in which the companies operate; and

•
the parties’ international operations, which are subject, among other factors, to the risks of currency fluctuations and foreign exchange controls.

The foregoing list of factors is not exhaustive. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in this proxy statement/prospectus.
Except as otherwise required by applicable securities laws, Barinthus Bio, Topco and Clywedog are under no obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Persons reading this proxy statement/prospectus are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date hereof.

i

v

QUESTIONS AND ANSWERS ABOUT THE COMBINATIONS AND THE BARINTHUS SHAREHOLDER MEETINGS
The following questions and answers are intended to briefly address some commonly asked questions regarding the Combinations (including the Scheme of Arrangement), the Merger Agreement, and the Barinthus Shareholder Meetings. These questions and answers may not address all questions that may be important to you. Please refer to the section entitled “Summary” beginning on page 12 of this proxy statement/prospectus and the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents referred to in this proxy statement/prospectus, which you should read carefully and in their entirety.
Q:
What is this document?

A:
This document, which is referred to as the “proxy statement/prospectus,” serves as:

•
the proxy statement through which Barinthus Bio will (a) solicit proxies to seek to obtain the necessary Barinthus Bio shareholder approvals for the Combinations, and (b) inform holders of Scheme Shares of the upcoming Barinthus Shareholder Meetings at which Barinthus Shareholders will vote on the Combinations, authorize the directors of Barinthus Bio (or a duly authorized committee of the directors) to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect and amend the articles of association of Barinthus Bio; and

•
the prospectus by which Topco will (a) issue Topco Common Stock to Barinthus Shareholders and Clywedog stockholders in connection with the Combinations, (b) provide details of the Merger Agreement and the consideration Barinthus Shareholders and Clywedog stockholders will receive upon completion of the Combinations, and (c) provide Barinthus Shareholders and Clywedog stockholders with important details about Topco and their rights as potential stockholders of Topco.

Q:
What is the proposed transaction I am being asked to vote on, and how will it be implemented?

A:
On September 29, 2025, Barinthus Bio and Topco entered into a definitive agreement for Topco to acquire the entire issued and to be issued ordinary share capital of Barinthus Bio in exchange for the Scheme Consideration (as defined below) by way of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act. The Combinations are to be implemented by means of (i) a scheme of arrangement whereby Topco will acquire the entire issued and to be issued ordinary share capital of Barinthus Bio (the “Scheme of Arrangement”) and (ii) a merger by and between Merger Sub and Clywedog, whereby Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the DGCL (the “Merger” and, together with the Scheme of Arrangement, the “Combinations”). In addition, pursuant to the Merger Agreement, following the Scheme Effective Time, Topco may in its discretion elect to commence a self-tender offer (“Self-Tender Offer” and, together with the Combinations and the other transactions contemplated by the Merger Agreement, the “Transactions”) to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.

Barinthus Shareholders are being asked to vote upon the Barinthus Scheme Proposal at the Barinthus Court Meeting, and the Scheme Implementation Proposal at the Barinthus General Meeting, in each case to approve and give effect to the Scheme of Arrangement. For more information about the Scheme of Arrangement, see the section entitled “Barinthus Scheme Proposal and the Barinthus Court Meeting and the Barinthus General Meeting — Explanatory Statement” of this proxy statement/prospectus.

Q:
Why are Barinthus Bio and Clywedog proposing this transaction?

A:
The Barinthus Board and the Clywedog Board believe that the Combinations will benefit Barinthus Shareholders and Clywedog stockholders, respectively, by creating a combined company that will bring together innovative and highly complementary therapeutic portfolios with world-class technologies and platforms that enhance the health and well-being of patients across the globe.

For more details on the reasons for the Combinations, see the section entitled “The Transactions — Barinthus Bio’s Reasons for the Combinations and Recommendation of the Barinthus Board” of this proxy statement/prospectus.
Q:
Why did I receive this proxy statement/prospectus and proxy card?

A:
You are receiving this proxy statement/prospectus because (i) you were a shareholder of record of Barinthus Bio on the record date for the Barinthus Shareholder Meetings, and are accordingly entitled to vote at the Barinthus Shareholder Meetings or (ii) you were a holder Barinthus ADSs as of the ADS Voting Record Date, and are accordingly entitled to give instructions with respect to voting of the Barinthus Ordinary Shares represented by your Barinthus ADSs at the Barinthus Shareholder Meetings. This document serves (i) as a proxy statement of Barinthus Bio used to solicit proxies to obtain the necessary shareholder approval for the Barinthus Scheme Proposal at the Barinthus Court Meeting and for the Scheme Implementation Proposal at the Barinthus General Meeting, and (ii) as a prospectus of Topco used to offer Topco Common Stock in exchange for Barinthus Ordinary Shares and Clywedog Shares (as defined below) pursuant to the terms of the Merger Agreement. The enclosed voting materials allow Barinthus Shareholders to vote their shares by proxy without attending the Barinthus Shareholder Meetings in person.

Q:
What will Barinthus Shareholders receive in the Combinations?

A:
If the Combinations are approved, at the effective time of the Scheme (the “Scheme Effective Time”), Topco will acquire each outstanding ordinary share of Barinthus Bio, with a par value £0.000025 per share (the “Barinthus Ordinary Shares,” and each such acquired Barinthus Ordinary Share, a “Scheme Share”), which, for the avoidance of doubt, will include Barinthus Ordinary Shares held the Depositary (or by its custodian or nominee) and represented by American Depositary Shares (the “Barinthus ADSs”), each representing one (1) Barinthus Ordinary Share,, from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time, in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one share of Topco Common Stock, rounded down to the nearest whole share (the “Per Share Scheme Consideration”), plus (ii) cash in lieu of any fractional shares (the “Fractional Scheme Share Consideration” and together with the Per Share Scheme Consideration, the “Scheme Consideration”). Following the Scheme Effective Time, Topco may, in its discretion, elect to commence the Self-Tender Offer to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger. The parties intend to list the Topco Common Stock to be issued in the Combinations on Nasdaq”.

Q:
What percentage will former Barinthus Shareholders hold in Topco following completion of the Combinations?

A:
It is anticipated that, immediately following completion of the Combinations, former Clywedog stockholders will own approximately 66% of Topco on a fully diluted basis and former Barinthus Shareholders will own approximately 34% of Topco on a fully diluted basis, based on the respective capitalizations of Clywedog and Barinthus Bio as of the date the parties entered into the Merger Agreement. The exact equity stakes that former Clywedog stockholders and former Barinthus Shareholders will hold in Topco immediately following the Combinations will depend on the number of Clywedog Shares and Barinthus Ordinary Shares issued and outstanding on a fully diluted basis immediately prior to the Scheme Effective Time and the effective time of the Merger (the “Merger Effective Time” and, together with Scheme Effective Time, the “Effective Times”).

Q:
If the Combinations are completed, will the Topco Common Stock be listed for trading?

A:
Yes. The Topco Common Stock you will receive in the Combinations are expected to be listed on Nasdaq following the completion of the Combinations, which will occur following the Merger Effective Time. As such, it is intended that, between the Scheme Effective Time and the Merger Effective Time, the Topco Common Stock will not be listed on any securities exchange.

Completion of the Combinations is subject to, among other conditions, the Topco Common Stock being approved for listing on Nasdaq, subject to official notice of issuance. Shares of Topco Common Stock received in the Combinations are expected to be freely transferable under applicable securities laws (subject to any applicable minimum holding period in respect of Topco Common Stock received in exchange for Clywedog Shares and Barinthus Ordinary Shares delivered upon vesting of certain equity awards), except for any shares of Topco Common Stock subject to the lock-up agreements entered into by certain executive officers, directors and stockholders of Barinthus Bio and Clywedog.
Q:
When do you expect the Combinations to be completed?

A:
The Combinations are expected to close in the first half of 2026, subject to the approvals of Clywedog stockholders and Barinthus Shareholders, receipt of regulatory approvals and consents and satisfaction or waiver of other closing conditions. For more details, see the section entitled “Questions and Answers About the Combinations and the Barinthus Shareholder Meetings — What other conditions must be satisfied to complete the Combinations?” of this proxy statement/prospectus.

Q:
What happens if the Combinations are not completed?

A:
If Clywedog stockholders do not approve the Combinations, if the Barinthus Shareholders do not approve the Combinations, or if the Combinations are not completed for any other reason, Clywedog and Barinthus Bio will remain independent companies. In the event of a termination, Barinthus ADSs will continue to be listed and traded individually on Nasdaq and Barinthus Bio will continue to be registered under the Exchange Act and file periodic reports with the SEC.

The Merger Agreement may be terminated by mutual written consent of Barinthus Bio and Clywedog. The Merger Agreement also contains certain termination rights for either of Barinthus Bio or Clywedog, including, among others, if (i) the Closing Date will not have occurred by September 30, 2026, subject to up to a 60 day extension if the SEC has not declared effective the Registration Statement by July 31, 2026; (ii) a governmental authority of competent jurisdiction has issued a final, non-appealable order prohibiting the Combinations; (iii) the required Barinthus Bio shareholder approvals or Clywedog stockholder approval is not obtained in accordance with the Merger Agreement; (iv) the Scheme of Arrangement is not sanctioned by the Court; (v) either the Barinthus Net Cash or the Clywedog Net Cash is less than the Barinthus Minimum Cash or Clywedog Minimum Cash, respectively, as of the Determination Time, provided that neither Barinthus Bio nor Clywedog shall have the right to terminate the Merger Agreement if the amount of the shortfall is less than 2% of the Clywedog Minimum Cash (the “Barinthus Collar”) or the less than 2% of the Barinthus Minimum Cash (the “Clywedog Collar”), respectively; or (vi) another party breaches or fails to perform in any material respect any of its covenants or any of the other party’s representations or warranties are inaccurate and such breach, failure to perform or inaccuracy would result in certain of the closing conditions not being satisfied, subject to a cure period.
In addition, either Barinthus Bio or Clywedog may terminate the Merger Agreement in certain additional limited circumstances, including if prior to obtaining the relevant shareholder approvals, the other party’s board of directors changes its recommendation of the Combinations to its shareholders or the other party’s board of directors authorizes such party to enter into an agreement providing for an alternative acquisition that constitutes a Superior Offer, subject to the additional terms and conditions set forth in the Merger Agreement.

Q:
What other conditions must be satisfied to complete the Combinations?

A:
The closing of the Combinations is subject to the satisfaction or waiver of certain conditions, including, among other things: (i) the effectiveness of a registration statement to register the shares of Topco Common Stock to be issued in connection with the Combinations (the “Registration Statement”); (ii) the absence of any law or order that enjoins, prevents, prohibits, or makes illegal the consummation of the Combinations; (iii) approval by Barinthus Shareholders of the Scheme of Arrangement and certain related matters, and sanction by the Court of the Scheme; (iv) approval by Clywedog’s stockholders of the Merger Agreement, the Merger and the Combinations; (v) the approval for listing by Nasdaq of the shares of Topco Common Stock issuable in the Combinations, subject to official notice of issuance; (vi) certain consents, clearances and expirations or terminations of waiting periods under applicable antitrust laws; (vii) the absence of a material adverse effect with respect to either party; (viii) the completion of the Self-Tender Offer to the extent that Topco elects to commence the Self-Tender Offer; (ix) minimum net cash requirements for each of Barinthus Bio and Clywedog as of the Determination Time; and (xi) subject to certain materiality and material adverse effect qualifiers, the accuracy of the representatives and warranties of the parties contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement.

Q:
What are the U.S. federal income tax considerations to Barinthus Shareholders of the Combinations?

A:
The exchange of Barinthus Ordinary Shares for shares of Topco Common Stock pursuant to the Scheme Transaction, taken together with the Merger, will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). As a result, subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, no gain or loss is expected to be recognized on the exchange of Barinthus Ordinary Shares for shares of Topco Common Stock pursuant to the Scheme Transaction. However, there is uncertainty as to whether Section 1291(f) of the Code may apply to prohibit such nonrecognition treatment due to the status of Barinthus as a PFIC, as discussed and defined in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus. The treatment of the cash received in lieu of fractional shares of Topco Common Stock is discussed separately in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus.

Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus for a general discussion of material U.S. federal income tax considerations relating to the Combinations. You are strongly urged to consult your tax advisors as to the specific tax consequences to you.
Q:
What are the UK tax considerations to shareholders of the Combinations?

A:
See the section entitled “Material UK Tax Considerations” of this proxy statement/prospectus.

Q:
As Barinthus Bio is a UK public limited company, do the UK rules on takeovers apply to the proposed Combinations?

A:
The UK Panel on Takeovers and Mergers has confirmed that the City Code on Takeovers and Mergers (the “City Code”) will not apply to any transaction involving Barinthus Bio (including the Combinations) because the place of central management and control of Barinthus Bio for purposes of the City Code is outside of the UK, the Isle of Man and the Channel Islands.

Q:
Are Barinthus Shareholders entitled to exercise dissenters’, appraisal, cash exit, or similar rights?

A:
No. Barinthus Shareholders are not entitled to appraisal or dissenters’ rights in connection with the Transactions.

Q:
What impact will the Scheme have on Barinthus Bio mandates relating to the payment of dividends?

A:
Any mandates relating to the payment of dividends on any Scheme Shares and other instructions (including communications preferences) given to Barinthus Bio by Barinthus Shareholders in force at the Scheme Record Date relating to Scheme Shares will, as from the time the Scheme becomes effective (the “Scheme Effective Time”), cease to be valid.

Q:
What are shareholders being asked to consider and approve at the Barinthus Shareholder Meetings?

A:
Barinthus Shareholders being asked to consider and approve the following resolutions at the Barinthus Shareholder Meetings:

Proposal	Description	Vote Required
Barinthus Court Meeting
Scheme Proposal	To approve and give effect to the Scheme of Arrangement.	A simple majority in number of holders of Scheme Shares present and voting, in person or by proxy, representing at least 75% in value of the Scheme Shares in respect of which a vote has been cast.
Barinthus General Meeting
Scheme Implementation Proposal	To (i) authorize the Barinthus Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect, (ii) make certain amendments to the articles of association of Barinthus Bio in order to facilitate the Combinations, (iii) direct Barinthus Bio to deliver the Court Order to the Registrar of Companies in England and Wales for registration, (iv) direct the Barinthus Board that they need not undertake a Barinthus Adverse Recommendation Change in connection with a Superior Offer or cause Barinthus Bio to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the required Barinthus shareholder approvals are obtained, and (v) subject to receipt of Court approval, reduce the amount standing to the credit of Barinthus Bio’s share premium account to nil.	For items to be passed as special resolutions, at least 75% of the votes cast by Barinthus Shareholders present and entitled to vote or, if a poll is demanded, at least 75% of the votes cast by Barinthus Shareholders entitled to vote.

Q:
How do I vote my Barinthus Ordinary Shares and/or Barinthus ADSs at Barinthus Shareholder Meetings?

A:
The Barinthus Ordinary Share voting record time for the Barinthus Court Meeting is [6:30] p.m. (London Time) on [•], 2026 (the “Barinthus Ordinary Share Voting Record Time”). The Barinthus ADS voting record time for the Barinthus General Meeting is 6:00 p.m. (Eastern Time) on [•], 2026 (the “Barinthus ADS Voting Record Time”). Only those shareholders registered on the register of members of Barinthus Bio as of such time are entitled to vote at the Barinthus Shareholder Meetings. Each such holder will receive a BLUE Form of Proxy for use in respect of the Barinthus Court Meeting and a YELLOW Form of Proxy for use in respect of the Barinthus General Meeting, and is entitled to cast one vote on each matter properly brought before the Barinthus Court Meeting and one vote on each matter properly brought before the Barinthus General Meeting for each Barinthus Ordinary Share that such holder owned of record as of the applicable record time. Each Barinthus Shareholder may cast their vote for, against, or abstain from voting on the proposals described above.
The Depositary will collate all votes properly submitted by the Barinthus ADS holders and, provided they are received in time and in compliance with the Barinthus ADS voting instructions, endeavor, insofar as practicable, to vote or cause to be voted the Barinthus Ordinary Shares underlying the Barinthus ADSs as instructed by the Barinthus ADS holders.
Even if you plan to attend the Barinthus Court Meeting or the Barinthus General Meeting, after carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy promptly to ensure that your shares are represented at the respective meeting(s). If you decide to attend the meeting(s) and vote virtually, your vote by ballot will revoke any proxy previously submitted. Your attendance at a meeting will not automatically revoke your proxy.
If you are a beneficial owner (i.e., hold Barinthus Ordinary Shares in “street name”), please refer to the instructions provided by your broker, bank, trust company or other nominee to see which of the above choices are available to you. Please note that if you are a beneficial owner and wish to vote virtually at your respective meeting(s), you must obtain a legal proxy from your broker, bank, trust company or other nominee. If you hold Barinthus ADSs in a securities account with a broker, bank, trust company or nominee and wish to give voting instructions, you must follow the instructions received from your broker, bank, trust company or nominee before the cutoff date and time establish by your broker, bank, trust company or nominee.
Q:
Do I need to do anything with my Barinthus Ordinary Shares or Barinthus ADSs other than voting for the proposals at the Barinthus Shareholder Meetings?

A:
No. You do not need to take any action at this time with respect to your shares. Please do not send your stock certificates, if any, with your proxy card or ADS voting instruction card.

Q:
What happens if I sell my Barinthus Ordinary Shares or Barinthus ADSs before the Barinthus Shareholder Meetings?

A:
The Barinthus Ordinary Share Voting Record Time and Barinthus ADS Voting Record Time for the Barinthus Shareholder Meetings are earlier than the date of each such meeting and the date that the Combinations are expected to be completed. If you transfer your shares after the Barinthus Ordinary Share Voting Record Time and Barinthus ADS Voting Record Time, as applicable, but before the Barinthus Court Meeting or the Barinthus General Meeting, as applicable, you will, unless the transferee receives a proxy from you, retain your right to vote at the respective meeting(s), but you will have transferred the right to receive the consideration in connection with the Combinations. In order to receive the consideration, you must hold your Barinthus Ordinary Shares through the Scheme Effective Time or your Barinthus ADSs through the Scheme Effective Time.

Q:
What are the voting recommendations of the Barinthus Board regarding the proposals?

The Barinthus Board has unanimously (i) approved and declared advisable the Merger Agreement and consummation of the Transactions, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of the Merger Agreement and the Scheme of Arrangement, the Scheme Transaction and the Transactions are in the best interests of Barinthus Bio and would promote the success of Barinthus Bio for the benefit of Barinthus Shareholders as a whole, and (iii) resolved to recommend that the Barinthus Shareholders approve the Barinthus Scheme Proposal at the Barinthus Court Meeting and the Scheme Implementation Proposal at the Barinthus General Meeting. The Barinthus Board unanimously recommends that Barinthus Shareholders vote “FOR” the Barinthus Scheme Proposal at the Barinthus Court Meeting and “FOR” the Scheme Implementation Proposal at the Barinthus General Meeting.
For more details, see the section entitled “The Transactions — Barinthus Bio’s Reasons for the Combinations and Recommendation of the Barinthus Board” of this proxy statement/prospectus.

Q:
What constitutes a quorum?

A:
Consistent with the Nasdaq rules applicable to Barinthus Bio as a U.S. domestic registrant and in accordance with Barinthus Bio’s articles of association, Barinthus Bio requires qualified persons present at a meeting and between them holding (or being the proxy or corporate representative of the holders of) at least 33 1∕3 percent in number of the issued shares (excluding any shares held as treasury shares) entitled to vote on the business to be transacted at the Barinthus General Meeting.

Barinthus ADS holders are the beneficial owners of the Barinthus Ordinary Shares underlying their respective Barinthus ADSs and therefore the Depositary shall attend the Barinthus General Meeting (either in person or by proxy) in order to vote the underlying Barinthus Ordinary Shares on behalf of the Barinthus ADS holders in accordance with the voting instructions cards received from Barinthus ADS holders. The Depositary will not vote Deposited Shares to the extent it does not receive voting instructions from Barinthus ADS holders and those uninstructed Deposited Shares also will not be counted toward the quorum.
If you are a holder of record of Barinthus Ordinary Shares, your Barinthus Ordinary Shares will be counted towards the quorum only if you are present in person or represented by proxy at the Barinthus General Meeting. A member represented by a proxy at the Barinthus General Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Barinthus General Meeting, but the member represented by that proxy at the Barinthus General Meeting will be counted towards the quorum requirement.
If there is no quorum, the Barinthus General Meeting will stand adjourned to such time, date and place as may be fixed by the Chair of the General Meeting Chair (the “General Meeting Chair”) (being not less than 10 clear days after the date of the original meeting). Barinthus Bio requires a quorum of at least 33 1∕3 percent in number of the issued shares (excluding any shares held as treasury shares) entitled to vote on the business to be transacted if the Barinthus General Meeting is reconvened, consistent with the Nasdaq rules applicable to Barinthus Bio as a U.S. domestic registrant and Barinthus Bio’s articles of association. If such quorum is not present at the adjourned meeting within 15 minutes (or such longer interval as the General Meeting Chair in their absolute discretion thinks fit) from the time appointed for holding the meeting, or if a quorum ceases to be present during a meeting, the meeting shall be dissolved if convened on the requisition of members and in all other cases shall stand adjourned to another time, date and place as may be fixed by the General Meeting Chair (being not less than 10 clear days after the date of the original meeting).
Q:
What are the effects of abstentions and broker non-votes at the Barinthus Court Meeting and the Barinthus General Meeting?

A:
In connection with the Barinthus Shareholder Meetings, abstentions and broker non-votes will be considered in determining the presence of a quorum. However, abstentions and broker non-votes are not considered votes cast under the UK Companies Act. An abstention occurs when a Barinthus Shareholder abstains from voting (either in person or by proxy) on one or more of the proposals. Broker non-votes occur when a broker, bank, trust or other nominee returns a proxy but does not have authority to vote on a particular proposal. As a result, for purposes of determining whether each of the resolutions set out in the Notice of Barinthus Court Meeting and Notice of Barinthus General Meeting has been approved in accordance with the UK Companies Act, abstentions and broker non-votes will not have any effect on the outcome of the vote.

Q:
What happens if I am a Barinthus Shareholder located outside of the United States?

A:
The availability of the Scheme of Arrangement and the transaction deliverables to overseas Barinthus Shareholders (i.e., those outside the United States) may be affected by the laws of the relevant jurisdictions. Overseas Barinthus Shareholders should inform themselves about, and should observe, any applicable legal requirements. It is the responsibility of all overseas Barinthus Shareholders to satisfy themselves as to their full compliance with the laws of the relevant jurisdiction, including obtaining any governmental, exchange control or other consents which may be required and their compliance with any other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. If you are in any doubt regarding such matters, you should consult an independent professional adviser in the relevant jurisdiction without delay. Overseas Barinthus Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Combinations in their particular circumstances.
Q:
Will the Scheme Shareholders vote as one class at the Barinthus Court Meeting?

A:
It is expected that the Court will confirm at a directions hearing on November 17, 2025 that the Scheme Shareholders should be treated as a single class of shareholders for the purpose of voting at the Barinthus Court Meeting, in which case, there will be no separate class votes in respect of the Barinthus Scheme Proposal.

Q:
How will the Barinthus Ordinary Shares represented by my Barinthus ADSs be voted if I do not specify how they should be voted?

A:
For Barinthus ADS holders, if you have not returned your Barinthus ADS voting instruction card in compliance with the Barinthus ADS voting instructions or if you have failed to indicate how you would like your Barinthus ADSs to be voted, the Depositary shall not vote or attempt to exercise the right to vote attaching to your deposited ordinary shares. The Depositary may only vote or attempt to exercise the right to vote attaching to your deposited shares in accordance with the Barinthus ADS voting instructions submitted by you.

For holders of record of Barinthus Ordinary Shares of record, if you sign and send your form of proxy but do not indicate how you want your shares to be voted, your shares may be voted by the person that you appoint as your proxy as he or she sees fit or such person may abstain in relation to any business of the Barinthus Shareholder Meetings.
Q:
Can I change my vote or revoke a proxy?

A:
A registered holder of Barinthus Ordinary Shares can revoke his or her proxy before the time of voting at either of the Barinthus Shareholder Meetings in several ways by:

1.
mailing a revised form of proxy dated later than the prior form of proxy; or

2.
notifying Barinthus Bio at Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary in writing that you are revoking your proxy. Your revocation must be received at Barinthus Bio’s registered office before the applicable Barinthus Shareholder Meeting to be effective.

A shareholder would also be able to revoke his or her proxy by voting in person at the applicable Barinthus Shareholder Meeting.
If your Barinthus Ordinary Shares are held in an account at a broker, bank, trust company or other nominee, you may change or revoke your voting instructions by contacting the broker, bank, trust company or other nominee holding the shares or by your broker, bank, trust company or other nominee validly appointing you as proxy to attend the applicable Barinthus Shareholder Meetings.
Q:
Who counts the votes?

A:
Computershare has been engaged as Barinthus Bio’s independent agent to tabulate shareholder votes. If you are a holder of record of Barinthus Ordinary Shares, you can return your executed form of proxy to Computershare for tabulation (see instructions on the applicable form of proxy). If you hold your Barinthus Ordinary Shares through a broker, bank, trust company or other nominee, such nominee will return the applicable form of proxy to Computershare for tabulation.

If you are a registered holder of record of Barinthus ADSs on the Depositary register, you can vote by returning your executed Barinthus ADS voting instruction card, if one is requested, to the Depositary for tabulation. If you hold your Barinthus ADSs through a broker, bank, trust company or other nominee, that nominee can return the voting instruction to the Depositary following your instruction. The Depositary will submit your votes to Computershare for tabulation.
Q:
How are votes counted?

A:
Votes will be counted by Computershare, who will separately count “for” and “against” votes, and “votes withheld” or abstentions. A “vote withheld” or abstention will not be counted in the calculation of the votes “for” and “against” a resolution.

Q:
How many votes do I have?

A:
On a show of hands, holder of record of Barinthus Ordinary Shares present in person, and each duly authorized representative present in person of a shareholder that is a corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote, but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or, in the case of a corporation, by a duly authorized representative has one vote for each share held by the shareholder.

The holders of record of Barinthus ADSs are entitled to give voting instructions with respect to all matters that are subject to shareholder vote. If you are a Barinthus ADS holder and have submitted your Barinthus ADS voting instruction card in time and in compliance with the instructions on the voting card, the Depositary will attend the Barinthus Shareholder Meetings (either in person or by appointing a proxy) and endeavor vote or cause to be voted the Barinthus Ordinary Shares underlying your Barinthus ADSs as directed by you.
Q:
How do you solicit proxies?

A:
Barinthus Bio has retained MacKenzie Partners to assist it in soliciting proxies. Barinthus Bio will pay the fees of MacKenzie Partners, which Barinthus Bio expects to be approximately $15,000, plus reimbursement of reasonable and customary out-of-pocket expenses. The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by Barinthus Bio’s directors, officers or other employees. No additional compensation for soliciting proxies will be paid to Barinthus Bio’s directors, officers or other employees for their proxy solicitation efforts. Barinthus Bio will also reimburse the Depositary for their expenses in sending materials, including Barinthus ADS voting instruction cards, to Barinthus ADS holders of record.

Q:
What do I do if I receive more than one notice or form of proxy?

A:
If you hold your Barinthus Ordinary Shares or your Barinthus ADSs in more than one account, you will receive a form of proxy or a Barinthus ADS voting instruction card (as applicable) for each account. In addition, as described above, each holder of record of Barinthus Ordinary Shares will receive a BLUE Form of Proxy for use in respect of the Barinthus Court Meeting and a YELLOW Form of Proxy for use in respect of the Barinthus General Meeting, whereas each holder of record of Barinthus ADSs will receive a single ADS voting instruction card for use in respect of both of the Barinthus Shareholder Meetings, in each case for each account. To ensure that all of your Barinthus Ordinary Shares or Barinthus ADSs are voted, please sign, date and return all proxy forms or Barinthus ADS voting instruction cards (as applicable). Please be sure to vote all of your Barinthus Ordinary Shares or Barinthus ADSs.

Q:
Are there risks associated with the Combinations that I should consider in deciding how to vote?

A:
Yes. You should carefully read the detailed description of the risks associated with the Combinations and Topco’s operations following the Combinations described in the section entitled “Risk Factors” of this proxy statement/prospectus. You also should read and carefully consider the risk factors associated with the businesses of both Clywedog and Barinthus Bio that are included in this proxy statement/prospectus because these risks will relate to the business of Topco following the completion of the Combinations.

Q:
How can I find out the results of the voting at the Barinthus Shareholder Meetings?

A:
Voting results will be announced by the filing of current reports on Form 8-K by Barinthus Bio with the SEC within four business days after the Barinthus Court Meeting and Barinthus General Meeting. If final voting results are unavailable at that time, Barinthus Bio will file an amended current report on Form 8-K within four business days of the day the final results are available.

Q:
Who can answer my questions?

A:
The information provided above in the question-and-answer format is for your convenience only and is merely a summary of some of the information contained in this proxy statement/prospectus. You should read carefully the entire proxy statement/prospectus, including the information in the annexes. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. If you would like additional copies of this proxy statement/prospectus or the enclosed proxy card, without charge, or if you have questions about the Combinations, including the procedures for voting your shares, you should contact Barinthus Bio at Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary, or MacKenzie Partners, Barinthus Bio’s proxy solicitor, by e-mailing proxy@mackenziepartners.com or calling toll-free at +1 (800) 322-2885, between 9:00 a.m. and 5:30 p.m. (London Time).

Beneficial holders of Barinthus ADSs, whose Barinthus ADSs are registered under a nominee name, and who have any queries about how to deliver voting instructions for the Barinthus Shareholder Meetings, should contact their broker, bank, trust company or other nominee who is holding the Barinthus ADSs.
No other methods of communication from stockholders will be accepted. You may not use any electronic address provided in this proxy statement/prospectus or any related documents to communicate with Barinthus Bio for any purposes other than those expressly stated.

NOTE ON PRESENTATION
Barinthus Bio Financial Information
Historical financial information of Barinthus Bio included in this proxy statement/prospectus has been derived from the audited consolidated financial statements of Barinthus Bio as of and for each of the fiscal years ended December 31, 2023 and 2024 as well as from the unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the nine month periods ended September 30, 2025 and 2024, each of which are included in this proxy statement/prospectus. See the section entitled “Index to Barinthus Bio’s Financial Statements” beginning on page F-1 of this proxy statement/prospectus for more information regarding the audited and unaudited consolidated financial statements of Barinthus Bio for the covered periods.
The consolidated financial statements of Barinthus Bio are reported pursuant to U.S. GAAP and are presented in U.S. dollars.
Clywedog Financial Information
Historical financial information of Clywedog included in this proxy statement/prospectus has been derived from the audited consolidated financial statements of Clywedog as of and for each of the fiscal years ended December 31, 2023 and 2024 as well as from the unaudited interim condensed consolidated financial statements as of September 30, 2025 and for the nine month periods ended September 30, 2025 and 2024, each of which are included in this proxy statement/prospectus. See the section entitled “Index to Clywedog’s Financial Statements” beginning on page F-53 of this proxy statement/prospectus for more information regarding the audited and unaudited consolidated financial statements of Clywedog for the covered periods.
The consolidated financial statements of Clywedog are reported pursuant to U.S. GAAP and are presented in U.S. dollars.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and might not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, for a more complete understanding of the Combinations.
The Parties to the Combinations
Barinthus Biotherapeutics plc
Barinthus Bio is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating auto-immune and inflammatory diseases within the immunology and inflammation (“I&I”) space. Helping patients and their families is the guiding principle at the heart of Barinthus Bio. Barinthus Bio aims to achieve this by developing truly transformational and highly disease-specific immunotherapies.
Barinthus Bio is prioritizing the development of a pipeline of candidates for I&I indications enabled by its proprietary and highly differentiated platform for promoting immune tolerance, referred to as SNAP-TI, that are designed to guide patients’ T cells to reduce inflammation and restore the natural state of immune non-responsiveness to healthy tissue. Its lead candidate, VTP-1000, is designed to restore immune non-responsiveness to gluten in patients with celiac disease, and is currently being assessed in a Phase 1 clinical trial. Based on encouraging preclinical data, Barinthus Bio believes that the SNAP-TI platform has the potential to impact multiple other I&I indications.
Barinthus Bio is also evaluating VTP-300, a product candidate to treat infectious disease that harnesses Barinthus Bio’s proprietary viral vector platform technologies, consisting of ChAdOx and MVA, which are designed to increase disease-specific CD8+ T cells. VTP-300 is a Phase 2 immunotherapeutic treatment modality that is a component of a treatment regimen to establish functional cure in patients who are chronically infected by the hepatitis B virus. Barinthus Bio intends to progress the development of this product candidate by completing the ongoing clinical trial and is seeking a partner or collaborator for continuing development.
Barinthus Bio believes its core capabilities at the intersection of T cell immunology and immunotherapeutic technology platforms, combined with its track record of successfully executing development path activities, uniquely position it to navigate towards delivering promising new treatments for patients with auto-immune and inflammatory diseases and building value for shareholders.
Barinthus Bio was incorporated under the laws of England and Wales in March 2021, with company registration number 13282620. Barinthus Bio’s principal executive offices are located at 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number is (443) 917-0966.
Barinthus ADSs are listed on Nasdaq under the symbol “BRNS.”
Cdog Merger Sub, Inc.
Merger Sub is a wholly owned subsidiary of Topco formed solely for the purpose of effecting the Merger. Merger Sub will not conduct any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.
The principal executive offices of Merger Sub are located at c/o Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number at that address is (443) 917-0966.
Beacon Topco, Inc.
Topco is a wholly owned subsidiary of Barinthus Bio formed solely for the purpose of effecting the Transactions. Topco will not conduct any business operations prior to the closing of the Merger other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

The principal executive offices of Topco are located at c/o Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number at that address is (443) 917-0966.
Clywedog Therapeutics, Inc.
Clywedog is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule modulators that target key signaling and gene regulation pathways with potential to halt or reverse the development and progression of major metabolic diseases.
Its initial focus is the development of next-generation inhibitors of menin for the treatment of type 2 (“T2”) diabetes and obesity and the prevention and treatment of type 1 (“T1”) diabetes. In addition, Clywedog is developing a next-generation inhibitor of tyrosine kinase 2 (“TYK2”) for the treatment and prevention of T1 diabetes. Furthermore, Clywedog intends to explore these two agents in combination for the treatment and prevention of T1 diabetes. Clywedog’s lead product candidates are CLY-101 (balomenib), a reversible menin inhibitor being developed to increase endogenous insulin production and improve glycemic control in patients with T2 diabetes which it has inlicensed from Bala Therapeutics, Inc. (“Bala”) and, subject to further development, T1 diabetes; and CLY-201, a highly selective inhibitor of TYK2 designed to modulate key inflammatory signaling pathways implicated in progression of T1 diabetes. Both programs are being advanced as orally administered agents intended for outpatient use and potential combination with existing standards of care.
Clywedog was originally incorporated under the laws of the State of Delaware on December 17, 2020 under the name “Vyrnwy Therapeutics, Inc.” On October 10, 2024, the company effected a name change from Vyrnwy Therapeutics, Inc. to Clywedog Therapeutics, Inc. The mailing address of its principal executive office is 8 The Green, Suite 8666, Dover, DE 19901 and its telephone number at that address is (302) 385-8535.
Barinthus Scheme Proposal and the Barinthus Court Meeting and the Barinthus General Meeting — Explanatory Statement
The Barinthus Court Meeting will be held at the offices of Goodwin Procter LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m/p.m.] (London Time) on [•], 2026 and the Barinthus General Meeting will be held at the offices of Goodwin Procter LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m./p.m.] (London Time) on [•], 2026 (or as soon thereafter as the Barinthus Court Meeting shall have been concluded or adjourned).
At the Barinthus Court Meeting, Scheme Shareholders are being asked to consider and vote on:
1.
Scheme Proposal:   To approve and give effect to the Scheme of Arrangement.

At the Barinthus General Meeting, Barinthus Shareholders are being asked to consider and vote on:
1.
Scheme Implementation Proposal:   To (i) authorize the Barinthus Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect, (ii) make certain amendments to the articles of association of Barinthus Bio in order to facilitate the Combinations, (iii) direct Barinthus Bio to deliver the Court Order to the Registrar of Companies in England and Wales (the “Registrar”) for registration, (iv) direct the Barinthus Board that they need not undertake a Barinthus Board Adverse Recommendation Change in connection with a Superior Offer or cause Barinthus Bio to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the required Barinthus shareholder approvals are obtained, and (v) subject to receipt of Court approval, reduce the amount standing to the credit of Barinthus Bio’s share premium account to nil.

The Combinations
As discussed throughout this proxy statement/prospectus, on September 29, 2025, Barinthus Bio, entered into the Merger Agreement with Topco, Merger Sub, and Clywedog, pursuant to which Barinthus

Bio and Clywedog will enter into a business combination and operate under Topco, a new holding company incorporated in Delaware. The Combinations will take place in two steps, the Scheme Transaction followed by the Merger.
Scheme Transaction
The Merger Agreement provides that, (i) entire issued and to be issued ordinary share capital of Barinthus Bio will be acquired pursuant to the Scheme of Arrangement, (ii) a share purchase agreement pursuant to which the deferred A shares in the capital of Barinthus Bio will be acquired by Topco subject to and upon effectiveness of the Scheme of Arrangement.
At the Scheme Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding Barinthus Ordinary Share, which, for the avoidance of doubt, will include Barinthus Ordinary Shares in the capital of Barinthus Bio held by the Depositary (or its custodian or nominee) from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one (1) share of Topco Common Stock subject to and strictly in accordance with the terms of the Scheme of Arrangement.
Following the Scheme Effective Time, Topco may, in its discretion, elect to commence the Self-Tender Offer to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
Merger
Following the Scheme Transaction, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the DGCL.
At the Merger Effective Time, each share of Clywedog Common Stock and Clywedog Preferred Stock, other than Clywedog Shares held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) a number of shares of Topco Common Stock calculated on the basis of the Merger Exchange Ratio, rounded down to the nearest whole share, plus (ii) cash in lieu of any fractional shares.
Upon the Closing, Clywedog stockholders will own approximately 66% of the combined company and Barinthus Shareholders will own approximately 34% of the combined company.
Treatment of Barinthus Equity Awards
Barinthus Share Options
Each of Topco and Barinthus Bio shall use reasonable endeavors to procure that each Barinthus Option outstanding immediately prior to the Scheme Effective Time, whether vested or unvested, will automatically, without any action on the part of the holder, be released in consideration of the assumption of such option by Topco and conversion into an option to purchase shares of Topco Common Stock (each, an “Adjusted Option”) on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus Option in effect immediately prior to the Scheme Effective Time, except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock subject to the Adjusted Option shall be equivalent to the total number of Barinthus Ordinary Shares subject to such Barinthus Option immediately prior to the Scheme Effective Time. As of January 26, 2026, 12,359 Barinthus Options were outstanding, which to the extent outstanding as of the Scheme Effective Time, will convert into an equivalent number of Adjusted Options. The exercise price per share of such Adjusted Option shall be equal the exercise price of the Barinthus Ordinary Shares subject to such Barinthus Option immediately prior to the Scheme Effective Time. Each Barinthus Option generally vests in three equal annual installments. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Barinthus Equity Awards” for further details on the treatment of Barinthus Options.

Barinthus EMI Options
Barinthus Bio shall use reasonable endeavors to procure that each holder of a Barinthus EMI Option outstanding prior to the Barinthus General Meeting record date shall validly exercise such Barinthus EMI Option in full into Barinthus Ordinary Shares immediately before the Scheme Effective Time such that such Barinthus Ordinary Shares shall be treated as Scheme Shares for all purposes except determination of the exchange ratio. As of January 26, 2026, there were no Barinthus EMI Options outstanding. Each Barinthus EMI Option is fully vested. Notwithstanding, to the extent Barinthus EMI Options are exercised subsequently, the resultant Barinthus Ordinary Shares shall, at the Scheme Effective Time, be exchanged for the amount of validly issued, fully paid and non-assessable shares of Topco Common Stock, and make all amendments to (A) the terms of the Barinthus’ EMI Share Option Scheme or (B) Barinthus Bio’s articles of association as may be required or desirable to permit such exercise or exchange. To the extent that any Barinthus EMI Option is outstanding as of the 89th day following the Scheme Effective Time, such Barinthus EMI Option shall be released by the holder for no consideration.
Barinthus Restricted Share Units
Each of Topco and Barinthus Bio shall use reasonable endeavors to procure that each Barinthus RSU that is outstanding immediately prior to the Scheme Effective Time, whether or not then vested, will automatically, without any action on the part of the holder thereof, be released in consideration of the assumption of such restricted share unit by Topco and conversion into a restricted stock unit relating to Topco Common Stock (each, an “Adjusted RSU”) on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus RSU immediately prior to the Scheme Effective Time, except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock subject to the Adjusted RSUs shall be equivalent to the number of Barinthus Ordinary Shares or Barinthus ADSs subject to such Barinthus RSU immediately prior to the Scheme Effective Time. As of January 13, 2026, 792,724 Barinthus RSUs were outstanding, which to the extent outstanding as of the Scheme Effective Time, will convert into an equivalent number of Adjusted RSUs. Each of the Adjusted RSUs will vest upon the seventh day following the consummation of the Transactions. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Barinthus Equity Awards” for further details on the treatment of Barinthus RSUs.
Treatment of Clywedog Equity Awards
Under the terms of the Merger Agreement, at the Merger Effective Time, each Clywedog Option that is outstanding and unexercised immediately prior to the Merger Effective Time under the Clywedog employee plan and that, following assumption by Topco at the Merger Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into and become an option to purchase shares of Topco Common Stock, and Topco will assume the Clywedog Plan and each such Clywedog Option in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Clywedog Plan and the terms of the stock option agreement by which such Clywedog Option is evidenced. All other Clywedog Options will be cancelled immediately prior to the Merger Effective Time. All rights with respect to Clywedog Common Stock under Clywedog Options assumed by Topco will thereupon be converted into rights with respect to shares of Topco Common Stock. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Treatment of Clywedog Equity Awards” for further details on the treatment of Clywedog Options.
Barinthus Bio’s Reasons for the Combinations and Recommendation of the Barinthus Board
The Barinthus Board recommends that Barinthus Shareholders vote “FOR” the Barinthus Scheme Proposal at the Barinthus Court Meeting and “FOR” the Scheme Implementation Proposal at the Barinthus General Meeting. For factors considered by the Barinthus Board in reaching its decision to approve the Combinations, the Merger Agreement and the actions required and contemplated therein. See the section of this proxy statement/prospectus entitled “The Transactions — Barinthus Bio’s Reasons for the Transactions and Recommendation of the Barinthus Board” for further details on Barinthus Bio’s reasons for the Combinations and recommendation to Barinthus Shareholders.

Opinion of Oppenheimer as Financial Advisor to Barinthus Bio
Barinthus Bio engaged Oppenheimer to serve as the exclusive financial advisor to Barinthus Bio and to render an opinion in connection with the proposed Combinations. At the September 29, 2025 meeting of the Barinthus Board, representatives of Oppenheimer rendered Oppenheimer’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the Barinthus Board dated September 29, 2025, as to the fairness, as of such date, from a financial point of view, to Barinthus Bio of the Merger Exchange Ratio in the Merger pursuant to the Merger Agreement, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Oppenheimer in connection with the preparation of its opinion.
The full text of the written opinion of Oppenheimer, dated September 29, 2025, which sets forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken, is attached as Annex G to this proxy statement/prospectus. Oppenheimer provided its opinion for the information and assistance of the Barinthus Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Merger, and its opinion only addresses whether the Merger Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Barinthus Bio. The opinion of Oppenheimer did not address any other term or aspect of the Merger Agreement or the Merger. The Oppenheimer opinion does not constitute a recommendation to the Barinthus Board or any Barinthus Shareholder as to how the Barinthus Board, such holder or any other person should vote or otherwise act with respect to the Merger or any other matter, or whether to enter into a support agreement with either Barinthus Bio or Clywedog. For a description of the opinion that the Barinthus Board received from Oppenheimer, see the section entitled “The Transactions — Opinion of Oppenheimer.”
Risk Factors
You are encouraged to carefully read all of the information contained in this proxy statement/prospectus, including the attached annexes and exhibits and documents that are referred to in this proxy statement/prospectus. In particular, you should consider the risk factors described in the section entitled “Risk Factors” for information about the material risks relating to the Transactions, risks related to Topco following the completion of the Transactions, risks related to Barinthus Bio, and risks related to Clywedog.
The following is only a summary of the principal risks that are applicable to the Transactions, Topco following completion of the Transactions, Barinthus Bio and Clywedog, respectively.
Risks Relating to the Transactions
•
Completion of the Combinations is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Combinations will not be completed.

•
Failure to complete the Combinations could negatively impact the price of the Barinthus ADSs and the future business and financial results of Barinthus Bio and Clywedog, respectively.

•
The number of shares of Topco Common Stock that Barinthus Shareholders will receive in the Scheme Transaction and Clywedog stockholders will receive in the Merger is based on a fixed exchange ratio, the value of which will not be known at the time Barinthus Shareholders and Clywedog vote on the Combinations.

•
The Merger Agreement contains provisions that restrict Barinthus Bio’s and Clywedog’s ability to pursue alternatives to the Combinations.

•
Barinthus Bio and Clywedog will incur significant transaction costs in connection with the Combinations, whether or not the Combinations are consummated.

•
After the Combinations, Barinthus Shareholders and Clywedog stockholders will have a reduced ownership and voting interest in Topco than they currently have in Barinthus Bio and Clywedog, respectively.

•
Barinthus Bio’s and Clywedog’s business relationships may be subject to disruption due to uncertainty associated with the Combinations.

•
Barinthus Bio’s executive officers and directors have interests in the Combinations that may be different from the interests of Barinthus Shareholders, generally.

•
If the Scheme Transaction does not qualify as part of an exchange described under Section 351 of the Code, U.S. shareholders of Barinthus Bio may be required to pay substantial U.S. federal income taxes. Likewise, if the Merger does not qualify as part of an exchange described under Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code, U.S. stockholders of Clywedog may be required to pay substantial U.S. federal income taxes.

Risks Relating to Topco Following the Completion of the Transactions
•
The failure to successfully integrate the businesses of Barinthus Bio and Clywedog in the expected timeframe would adversely affect Topco’s future business and financial performance following the Combinations.

•
The future results of Topco will suffer if Topco does not effectively manage its expanded operations following the Combinations.

•
Business issues currently faced by Barinthus Bio or Clywedog may be imputed to the operations of the other.

•
No trading market currently exists or will exist for the Topco Common Stock prior to the Merger Effective Time, and an active trading market may never develop.

•
The market price of shares of Topco Common Stock may be volatile.

•
Future sales of shares of Topco Common Stock by Topco or its stockholders in the public market, or the perception that such sales may occur, could reduce the price of shares of Topco Common Stock, and any additional capital raised by Topco through the sale of equity may dilute ownership in Topco.

•
The shares of Topco Common Stock to be received by Barinthus Shareholders and Clywedog stockholders as a result of the Combinations will have rights different from the Barinthus Ordinary Shares and Clywedog Shares that they hold prior to the Effective Times.

•
Topco’s ability to utilize the U.S. net operating loss carryforwards may be limited.

•
The unaudited prospective financial information for Barinthus Bio and Clywedog included in this proxy statement/prospectus reflects management estimates and may not prove to be reflective of actual future financial results.

Risks Relating to Barinthus Bio

•
Barinthus Bio is a clinical-stage biopharmaceutical company with a limited operating history. Barinthus Bio has incurred significant losses since inception. Barinthus Bio expects to incur losses for at least the next several years and may never achieve or maintain profitability.

•
Barinthus Bio may require substantial additional funding in the future. If Barinthus Bio is unable to raise capital when needed, Barinthus Bio would be compelled to delay, reduce or eliminate its product development programs or commercialization efforts.

•
If Barinthus Bio is unable to advance its current or future product candidates into and through clinical trials, obtain marketing approval or reimbursement and ultimately commercialize any product candidates it develops, or experience significant delays in doing so, Barinthus Bio’s business will be materially harmed.

•
If Barinthus Bio is unable to obtain and maintain patent protection for any products it develops and for its technology, or if the scope of the patent protection obtained is not sufficiently broad, Barinthus Bio’s competitors could develop and commercialize products and technology similar or identical to Barinthus Bio’s, and Barinthus Bio’s ability to successfully commercialize any product candidates it may develop and its technology may be adversely affected.

•
Barinthus Bio’s rights to develop and commercialize its technology and product candidates are subject, in part, to the terms and conditions of licenses granted to Barinthus Bio by others and if Barinthus Bio fails to comply with its current or future obligations in any agreements under which Barinthus Bio licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Barinthus Bio could lose license rights that are important to its business.

•
Barinthus Bio is highly dependent on its key personnel, and if Barinthus Bio is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.

•
A variety of risks associated with operating Barinthus Bio’s business internationally could materially adversely affect its business.

Risks Relating to Clywedog
•
Clywedog is very early in its development efforts, has a limited operating history, has not conducted any late-stage clinical trials, has no products approved for commercial sale and has not generated any revenue, which may make it difficult for investors to evaluate its current business and likelihood of success and viability.

•
Clywedog has incurred significant net losses in each period since its inception, and it expects to incur significant net losses for the foreseeable future.

•
Clywedog’s product development efforts may not be successful.

•
The results of preclinical testing or earlier clinical studies are not necessarily predictive of future results. Any product candidate Clywedog advances in clinical trials may not have favorable results in later-stage clinical trials or receive regulatory approval.

•
Preclinical and clinical drug development is a lengthy and expensive process, with an uncertain outcome. Clywedog’s preclinical and clinical programs may experience delays or may never be initiated or completed, which would adversely affect its ability to obtain regulatory approvals or commercialize its product candidates on a timely basis or at all, which could have an adverse effect on its business.

•
Even if Clywedog receives regulatory approval of its product candidates, it will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Clywedog may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

•
If Clywedog is unable to obtain, maintain, enforce and adequately protect its patents and other intellectual property rights with respect to its technology and product candidates, or if the scope of its patents or other intellectual property rights are not sufficiently broad, Clywedog’s competitors could develop and commercialize technology and products similar or identical to Clywedog’s, and its ability to successfully develop and commercialize its technology or product candidates may be adversely affected.

Material U.S. Federal Income Tax Considerations
Material U.S. Federal Income Tax Considerations to U.S. Holders of Barinthus Ordinary Shares of the Scheme Transaction
The exchange of Barinthus Ordinary Shares for shares of Topco Common Stock, taken together with the Merger, will qualify as a transaction described in Section 351 of the Code. As a result, subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations” of proxy statement/prospectus, no gain or loss is expected to be recognized on the exchange of Barinthus Ordinary Shares for shares of Topco Common Stock pursuant to the Scheme Transaction. However, there is uncertainty as to whether Section 1291(f) of the Code may apply to prohibit such nonrecognition treatment due to the status of Barinthus as a PFIC as discussed in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus. The treatment of the cash received in lieu of fractional shares of Topco Common Stock is discussed separately in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus.
Material U.S. Federal Income Tax Considerations to U.S. Holders of Clywedog Shares of the Merger
The exchange of Clywedog Shares for shares of Topco Common Stock pursuant to the Merger, taken together with the Scheme Transaction, will qualify as a transaction described in Section 351 of the Code. As a result, subject to the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus, no gain or loss is expected to be recognized by the U.S. Holders of Clywedog Shares as a result of the Merger.
Material U.S. Federal Income Tax Considerations to Non-U.S. Holders of Owning and Disposing of Shares of Topco Common Stock Received in the Transactions
Distributions to Non-U.S. Holders with respect to shares of Topco Common Stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty).
Subject to the exceptions and qualifications described in “Material U.S. Federal Income Tax Considerations,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of shares of Topco Common Stock.
Please carefully review the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations” of this proxy statement/prospectus for a discussion of certain U.S. federal income tax considerations relating to the Combinations. Please consult your tax advisors as to the specific tax consequences to you of the Combinations.
Material UK Tax Considerations
The receipt of Topco Common Stock by a Barinthus Shareholder in respect of, and in proportion to, such shareholder’s Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) pursuant to the Combinations may potentially be treated as a scheme of reconstruction for the purposes of UK capital gains tax or corporation tax on chargeable gain (collectively, “CGT”). On that basis, a Barinthus Shareholder would not be treated as making a disposal of their Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) and, therefore, no liability to CGT would arise in respect of the receipt of shares of Topco Common Stock (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Topco Common Stock) by a Barinthus Shareholder pursuant to the Combinations. For the purposes of CGT, the shares of Topco Common Stock (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Topco Common Stock) received by a Barinthus Shareholder would be treated as the same asset, acquired at the same time and for the same amount, as the Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares).
If the “rollover” treatment described above is not available (and no assurance is or can be given that such treatment will be available), a Barinthus Shareholder would be treated as having made a full disposal of their Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) and may, depending on such shareholder’s personal circumstances, be liable to pay CGT.
For a further discussion of the material UK tax considerations relating to the Combinations, see the section entitled “Material UK Tax Considerations” of this proxy statement/prospectus. Please consult your tax advisors as to the specific tax consequences to you of the Combinations.

Delisting and Deregistration of Barinthus ADSs
Following the consummation of the Scheme Transaction, the Barinthus ADSs will be delisted from Nasdaq and deregistered under the Exchange Act and Barinthus Bio will no longer be required to file periodic reports with the SEC.
Listing of Topco Common Stock
Shares of Topco Common Stock are not currently traded or quoted on a stock exchange or quotation system. It is a condition to the parties’ obligations to effect the Combinations that the Topco Common Stock be authorized for listing on Nasdaq, subject to official notice of issuance. The shares of Topco Common Stock to be issued in the Combinations are expected to be listed on Nasdaq following the completion of the Combinations, which will occur following the Merger Effective Time. As such, it is intended that, between the Scheme Effective Time and the Merger Effective Time, the Topco Common Stock will continue not to be traded or quoted on a stock exchange or quotation system.
Interests of Certain Persons in the Transactions (Barinthus Bio)
Barinthus Bio’s executive officers and directors have interests in the Scheme Transaction that are different from, or in addition to, the interests of Barinthus Shareholders generally. These interests may include, but are not limited to:
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the continued engagement and/or employment, as applicable, of certain board members and executive officers of Barinthus Bio by Topco after completion of the Transactions;

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the continued positions of certain directors of Barinthus Bio as directors on the Topco Board;

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the treatment in the Transactions of Barinthus Options held by Barinthus Bio directors and executive officers;

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the grant of Barinthus RSUs, that will vest upon the seventh day following either (i) the consummation of the Transactions or (ii) the termination of the Merger Agreement pursuant to its terms;

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transaction bonuses payable upon the closing of the Transactions; and

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severance payments payable under existing employment and severance arrangements or arrangements that may be entered into in connection with the Transactions.

The Barinthus Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement, approve the Transactions and to recommend that you vote in favor of all proposals to be approved at the Barinthus Court Meeting.
For further information with respect to arrangements between Barinthus Bio and its executive officers and directors, as well as arrangements for Topco director nominees, see the section entitled “Interests of Certain Persons in the Transactions (Barinthus Bio)” of this proxy statement/prospectus. For purposes of this discussion, Barinthus Bio’s executive officers since January 1, 2024 include William Enright (Chief Executive Officer); Gemma Jones (Chief Financial Officer); Graham Griffiths (Former Chief Operating Officer); Nadege Pelletier (Former Chief Scientific Officer); Dr. Geoffrey Lynn (Former Chief Scientific Officer); and Dr. Leon Hooftman (Chief Medical Officer). For purposes of this discussion, Barinthus Bio’s non-employee directors since January 1, 2024 include Robin Wright, Alex Hammacher, Pierre A. Morgon, Anne M. Phillips, Karen T. Dawes, and Joseph C. Scheeren.
See the sections entitled “The Transactions — Background of the Transactions” and “The Transactions — Barinthus Bio’s Reasons for the Combinations and Recommendation of the Barinthus Board” of this proxy statement/prospectus. Barinthus Shareholders should take these interests into account in deciding whether to vote “FOR” the proposals to be approved at the Barinthus Bio Shareholder Meetings.
Certain Terms of the Merger Agreement
Conditions to Completion of the Combinations
The respective obligations of Barinthus Bio, Topco, Clywedog and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

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the effectiveness of this Registration Statement and it not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn;

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the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transactions;

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the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transactions;

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approval of the Scheme of Arrangement by Barinthus Shareholders at the Barinthus Court Meeting and the passing of the Scheme Implementation Proposal by Barinthus Shareholders at the Barinthus General Meeting;

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the sanction of the Scheme of Arrangement (including the Capital Reduction) by the Court;

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the receipt of the required Clywedog stockholder approval;

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the approval of the shares of Topco Common Stock to be issued in connection with the Combinations for listing on Nasdaq, subject to official notice of issuance;

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the receipt by Barinthus Bio of evidence that the Cabinet Office has notified each of Topco, OrbiMed and TPAV, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Transactions; and

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any applicable waiting period or consent under applicable antitrust law will have expired, been terminated, or been obtained, as applicable.

The obligation of Barinthus Bio and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
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subject to certain limitations and exceptions, the representations and warranties of Clywedog in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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since December 31, 2024, no Clywedog Material Adverse Effect will have occurred;

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Clywedog must have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Merger Effective Time;

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Clywedog must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Merger, including a certificate executed by a duly authorized officer of Clywedog confirming certain sections of the Merger Agreement have been duly satisfied;

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each Lock-Up Agreement entered into by certain of Clywedog stockholders will continue to be in full force and effect as of immediately following the Merger Effective Time;

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the Investor Agreements (as defined in the Merger Agreement) will have been terminated;

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Topco will have accepted for payment the shares of Topco Common Stock validly tendered (and not validly withdrawn) pursuant to the Self-Tender Offer, if applicable; and

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Clywedog will have the Clywedog Minimum Cash as of such dates set forth in the Merger Agreement, provided that Barinthus Bio will not have a right to terminate if the amount of any shortfall is less than 2% of the Clywedog Minimum Cash as of the applicable date.

The obligation of Clywedog to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
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subject to certain limitations and exceptions, the representations and warranties of Barinthus Bio and Merger Sub in the Merger Agreement must be true and correct in all respects on the date of the

Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;
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Barinthus Bio must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Combinations, including a certificate executed by a duly authorized officer of Barinthus Bio confirming certain sections of the Merger Agreement have been duly satisfied;

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since December 31, 2024, no Barinthus Material Adverse Effect will have occurred;

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each Lock-Up Agreement to be entered into by certain Barinthus Shareholders will continue to be in full force and effect as of immediately following the Merger Effective Time; and

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Barinthus Bio will have the Barinthus Minimum Cash as of such dates set forth in the Merger Agreement, provided that Clywedog will not have a right to terminate if the amount of any shortfall is less than 2% of the Barinthus Minimum Cash as of the applicable date.

See the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” of this proxy statement/prospectus for additional information.
No Solicitation
Each of Barinthus Bio and Clywedog agreed that, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Merger Effective Time, neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize any of its representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined in the section entitled “The Merger Agreement — No Solicitation”) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, subject to the terms of the Merger Agreement, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal, (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) publicly propose to do any of the foregoing.
Notwithstanding these restrictions, prior to the approval of the Merger Agreement by a party’s shareholders, such party may furnish non-public information regarding such party and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (in the section entitled “The Merger Agreement — No Solicitation”) (and is not withdrawn) if: (A) neither such party nor any representative of such party will have breached the Merger Agreement in any material respect, (B) the board of directors of such party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable law, (C) such party receives from such person an executed confidentiality agreement and (D) within twenty-four (24) hours, provide to the other party any non-public information concerning such party provided to any other person or group in connection with any Acquisition Proposal which was not previously provided to the other party.
If any party or any representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party will advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry and certain information related thereto. Such party will keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
Per the Merger Agreement, each party will immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person that relate to any Acquisition Proposal or

Acquisition Inquiry as of the date of Merger Agreement and will immediately (and in no event later than three (3) business days) request the destruction or return of any nonpublic information provided to such person and terminate all physical and electronic data room access previously granted to such persons (other than Clywedog and its representatives).
For additional information, see the section entitled “The Merger Agreement — No Solicitations” of this proxy statement/prospectus.
Barinthus Bio and Clywedog Board Recommendation Changes
Under the terms of the Merger Agreement, subject to certain exceptions, including without limitation in certain instances after the relevant party has received an Acquisition Proposal that is determined to be a Superior Offer, each of Barinthus Bio and Clywedog agreed that their respective boards of directors will recommend to their respective shareholders that they vote to approve all Transaction related matters required to be approved by their respective shareholders and that their respective boards of directors will not withhold, amend, modify or withdraw such recommendation. Barinthus Bio shall also use reasonable best efforts to solicit the necessary approvals from the Barinthus Shareholders within the time frame provided by the Merger Agreement.
For additional information, including regarding the exceptions to each of Barinthus Bio’s and Clywedog’s board recommendation obligations, see the sections entitled “The Merger Agreement — Barinthus Board Recommendation Changes” and “The Merger Agreement — Clywedog Board Recommendation Changes” of this proxy statement/prospectus.
Indemnification of Officers and Directors and Insurance
Pursuant to the terms of the Merger Agreement, for a period of six years from the Closing Date, Barinthus Bio’s and Clywedog’s directors and officers will be entitled to certain ongoing indemnification and insurance coverage from Topco, Barinthus Bio and Clywedog. Additionally, Topco will purchase, prior to the Closing Date, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Barinthus Bio’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date.
For additional information, see the section entitled “The Merger Agreement — Indemnification of Officers and Directors” of this proxy statement/prospectus.
Expenses
Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger is consummated.
Termination
The Merger Agreement may be terminated prior to the Closing Date (whether before or after adoption of the Merger Agreement by Clywedog’s stockholders and whether before or after approval of the Scheme Implementation Proposal by Barinthus Shareholders, unless otherwise specified below):
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by mutual written consent of Barinthus Bio and Clywedog;

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by either Barinthus Bio or Clywedog if the Closing Date will not have occurred by September 30, 2026 (subject to possible extension as provided in the Merger Agreement, the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to Clywedog or Barinthus Bio if such party’s action or failure to act has been a principal cause of the failure of such closing condition to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement;

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by either Barinthus Bio or Clywedog if a court of competent jurisdiction or other governmental authority will have issued a final and nonappealable order, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions;

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by Barinthus Bio if Clywedog’s stockholders have approved the Merger Agreement and related matters within twenty-four (24) hours of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once such approvals have been obtained, Barinthus Bio may not terminate the Merger Agreement;

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by either Barinthus Bio or Clywedog if (i) the Barinthus Shareholder Meeting (including any adjournments and postponements thereof) will have been held and completed and Barinthus Bio’s shareholders will have taken a final vote on Scheme Implementation Proposal and (ii) the Scheme Implementation Proposal will not have been approved at the Barinthus Shareholder Meeting (or at any adjournment or postponement thereof) by the Required Barinthus Shareholder Vote;

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by Barinthus Bio or Clywedog if the Scheme is not sanctioned by the Court;

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by Clywedog (within five (5) business days of notice of the occurrence of a Barinthus Triggering Event and prior to the approval of the Scheme Implementation Proposal by the Required Barinthus Shareholder Vote) if a Barinthus Triggering Event will have occurred;

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by Barinthus Bio (within five (5) business days of notice of the occurrence of a Clywedog Triggering Event and prior to the adoption of the Merger Agreement and the approval of the Transactions by the Required Clywedog Stockholder Vote) if a Clywedog Triggering Event will have occurred;

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by Barinthus Bio at any time prior to the approval of the Scheme Implementation Proposal by the Required Barinthus Shareholder Vote upon the Barinthus Board authorizing Barinthus Bio to enter into a definitive agreement for an Acquisition Transaction;

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by either Barinthus Bio or Clywedog, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by the other party (or its subsidiaries), or if any representation or warranty of the other party (or its subsidiaries) will have become inaccurate, in either case, such that the closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate, subject to certain exceptions, including expiration of a cure period in certain instances;

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by either Barinthus Bio or Clywedog if the other party fails to provide the financial statements specified by the Merger Agreement on or before the applicable due date, subject to certain exceptions;

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by Barinthus Bio, if the Clywedog Net Cash is less than the Clywedog Minimum Cash corresponding to the applicable Assumed Closing Date (as set forth in the Merger Agreement), subject to the Clywedog Collar; or

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by Clywedog, if the Barinthus Net Cash is less than the Barinthus Minimum Cash corresponding to the applicable Assumed Closing Date (as set forth in the Merger Agreement), subject to the Barinthus Collar

In addition, if the Closing Date shall not have occurred by September 30, 2026 (subject to certain extension rights), either Barinthus Bio or Clywedog may choose not to proceed with the Combinations.
For additional information, see the section entitled “The Merger Agreement — Termination” of this proxy statement/prospectus.
Amendment
The Merger Agreement may be amended with the approval of Clywedog, Merger Sub, Topco and Barinthus Bio at any time (whether before or after the adoption and approval of the Merger Agreement by Clywedog’s stockholders or before or after obtaining the approval of the Barinthus Shareholders); provided, however, that after any such approval of the Merger Agreement by a party’s shareholders, no amendment will be made which by law requires further approval of such shareholders without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Clywedog, Merger Sub, Topco and Barinthus Bio.

Ancillary Agreements
Barinthus Voting Deeds
On September 29, 2025, concurrently with the execution of the Merger Agreement, certain shareholders of Barinthus Bio who together held or controlled, in the aggregate, approximately 25% of the total outstanding share capital of Barinthus Bio as of such date, entered into a voting and support deed (each, a “Barinthus Bio Voting Deed”) with Clywedog, pursuant to which each such Barinthus Bio shareholder agreed to, among other things, and subject to the terms and conditions set forth in the Barinthus Bio Voting Deed, vote (or have voted on their behalf) all of the shares in the share capital of Barinthus Bio held by such shareholder (i) in favor of all resolutions to approve and give effect to the Scheme Transaction and certain related matters and any matter necessary to implement the Combinations and (ii) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Combinations.
The Barinthus Bio Voting Deed imposes restrictions on the transfer of the shares in the share capital of Barinthus Bio held by such shareholder, prohibiting such Barinthus Shareholder from transferring, pledging, or otherwise encumbering the shares in the share capital of Barinthus Bio held by such shareholder or entering into any agreement with respect to such actions, except as expressly permitted under the Barinthus Bio Voting Deed, such as certain transfers to family members or affiliates subject to execution of a joinder to the Barinthus Bio Voting Deed.
The Barinthus Bio Voting Deed provides for automatic adjustment of the shares in the share capital of Barinthus Bio held by such shareholder in the event of stock splits, dividends, or other changes in Barinthus Bio’s capital structure, and requires that any additional shares acquired by the Barinthus Shareholder prior to termination of the Barinthus Bio Voting Deed be subject to its terms. The Barinthus Shareholder irrevocably waives appraisal and dissenters’ rights with respect to the Combinations and agrees not to commence or participate in any litigation challenging the transactions contemplated by the Merger Agreement or the Barinthus Bio Voting Deed, subject to certain exceptions.
The Barinthus Voting Deeds will terminate automatically upon the earliest to occur of (i) the mutual written consent of Clywedog and such Barinthus Shareholder, (ii) approval of the Scheme Implementation Proposal, (iii) the termination of the Merger Agreement in accordance with its terms (without giving effect to any amendment thereto unless consented to by such Barinthus Shareholder), and (iv) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby), without the prior written consent of such Barinthus Shareholder, that, in each case, (a) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Barinthus Shareholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto) as in effect on September 29, 2025, or (b) materially changes the timing of receipt of any consideration by the Barinthus Shareholder under the Merger Agreement or is otherwise adverse in any respect to the Barinthus Shareholder, and (v) the Termination Date.
For further information regarding the Barinthus Voting Deeds, see the section entitled “Ancillary Agreements — Barinthus Voting Deeds” of this proxy statement/prospectus.
Clywedog Voting Agreements
On September 29, 2025, concurrently with the execution of the Merger Agreement, stockholders of Clywedog, who together held or controlled, in the aggregate, 100% of the voting power of Clywedog as of such date, entered into voting and support agreements (the “Clywedog Voting Agreements”) with Barinthus Bio, pursuant to which each such stockholder agreed to, among other things, and subject to the terms and conditions set forth in the Clywedog Voting Agreement, vote (or have voted on their behalf) all of their shares of capital stock of Clywedog (a) in favor of adopting and approving the Merger Agreement, the Merger and the Combinations and certain related matters and (b) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Combinations.
The Clywedog Voting Agreement also provides that such Clywedog stockholders grant Barinthus Bio an irrevocable proxy to vote said shares in accordance with the Clywedog Voting Agreement and undertakes not to transfer, pledge, or otherwise dispose of any such shares or grant any proxies or enter into any voting arrangements inconsistent with the Clywedog Voting Agreement, subject to limited exceptions for certain permitted transfers conditioned on the transferee’s joinder to the Clywedog Voting Agreement.
Lastly, the Clywedog Voting Agreement further provides for waiver of appraisal and dissenters’ rights by the Clywedog stockholders in connection with the Combinations.
The Clywedog Voting Agreements will terminate automatically upon the earliest to occur of (i) the mutual written consent of Barinthus Bio and the Clywedog stockholder, (ii) receipt of the Required Clywedog Stockholder Vote, (iii) the Merger Effective Time, (iv) the termination of the Merger Agreement in accordance with its terms (without giving effect to any amendment thereto unless consented to by the Clywedog stockholder), (v) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby), without the prior written consent of the Clywedog stockholder, that, in each case, (a) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Clywedog stockholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto) as in effect on September 29, 2025 or (b) is otherwise adverse in any material respect to the Clywedog stockholder, (vi) the End Date or (vii) the termination of the Voting and Support Deed to which Oxford Science Enterprises plc is a party with Clywedog pursuant to Section 3(c) of that agreement.
For further information regarding the Clywedog Voting Agreements, see the section entitled “Ancillary Agreements — Barinthus Voting Deeds” of this proxy statement/prospectus.
Lock-Up Agreements
On September 29, 2025, concurrently with the execution of the Merger Agreement, certain officers, directors and shareholders of Clywedog, who, as a result of the Combinations, will become shareholders of Topco, and certain officers and directors of Barinthus Bio that will continue as officers or directors of Topco entered into a Lock-Up Agreement, pursuant to which such persons have agreed, subject to certain exceptions, not to transfer any of the shares of Topco Common Stock to be received by such person, subject to specified exceptions as set forth in the Lock-Up Agreement, the Lock-Up Period.
The Lock-Up Agreements and the obligations of the parties thereto will automatically terminate upon the earlier of (i) the last day of the Lock-Up Period and (ii) the termination of the Merger Agreement in accordance with its terms.
For further information regarding the Lock-Up Agreements, see the section entitled “Ancillary Agreements — Lock-Up Agreements” of this proxy statement/prospectus.
Board of Directors and Management of Topco Following Completion of the Transactions
Effective as of the Merger Effective Time, the Topco Board will consist of five (5) members and be comprised of: Iain Dukes, William Enright, Karen T. Dawes, Anne M. Phillips and Robin Wright. Each of Mses. Dawes and Phillips and Mr. Wright qualifies as an “independent director” under applicable rules of Nasdaq. In addition, Dr. Dukes will serve as the Executive Chairman of the Topco Board effective as of the Merger Effective Time.
As of the Merger Effective Time, the Topco Board will form the following board committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. It is currently anticipated that the charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will each be substantially similar to the charters for the respective committees of the Barinthus Board that were in effect as of the date of the Merger Agreement.
At the Merger Effective Time, the following individuals will be appointed as officers of Topco:
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William Enright, current Chief Executive Officer and member of the Barinthus Board, will serve as Chief Executive Officer of Topco.

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Iain Dukes, current President and member of the Clywedog Board, will serve as Executive Chairman of Topco.

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Leon Hooftman, current Chief Medical Officer of Barinthus Bio, will serve as Chief Medical Officer of Topco.

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Gemma Jones, current Chief Financial Officer of Barinthus Bio, will serve as Interim Chief Financial Officer of Topco.

Security Ownership of Barinthus Bio Directors and Executive Officers
As of January 9, 2026, Barinthus Bio’s executive officers, directors and 5% shareholders beneficially owned 20,886,573 Barinthus Ordinary Shares.
For more information, see the section entitled “Security Ownership of Certain Barinthus Bio Beneficial Owners and Management” of this proxy statement/prospectus.
Accounting Treatment
Topco will account for the Combinations using the acquisition method of accounting for business combinations in accordance with U.S. GAAP (pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”)), with Clywedog treated as the “accounting acquirer” for financial reporting purposes. For further information, see the section entitled “Unaudited Pro Forma Combined Financial Information” of this proxy statement/prospectus.
Description of Topco Capital Stock
Immediately following completion of the Combinations, it is anticipated that Barinthus Shareholders will own approximately 34% of Topco and Clywedog’s stockholders will own approximately 66% of Topco on a fully diluted basis. The rights of holders of shares of Topco Common Stock received in connection with the Combinations and thereafter will be governed by the DGCL and the Topco A&R Charter and Topco A&R Bylaws, attached as Annex E and Annex F, respectively, to this proxy statement/prospectus. See the section entitled “Description of Topco Capital Stock” of this proxy statement/prospectus for a summary of the terms of Topco’s capital stock.
Comparison of Rights of Stockholders of Barinthus Bio, Clywedog, and Topco
Barinthus Bio is organized under the laws of England and Wales. Each of Clywedog and Topco is organized under the laws of the State of Delaware. If the Combinations are consummated, the Barinthus Shareholders and Clywedog stockholders will become stockholders of Topco. After giving effect to the Combinations, the rights of stockholders of Topco and the relative powers of the Topco Board will be governed by Delaware law and by the Topco A&R Charter and Topco A&R Bylaws, each of which shall be in effect as of the Scheme Effective Time. Each share of Topco Common Stock will be issued pursuant to, and will carry with it the rights and obligations set forth in, the Topco A&R Charter. As a result of differences between the respective organizational documents of Barinthus Bio, Clywedog and Topco, and applicable governing law, there will be material differences between the rights of Barinthus Shareholders and Clywedog stockholders before consummation of the Combinations and the rights of Topco stockholders after consummation of the Combinations.
For a description of these differences, see the section entitled “Comparison of Rights of Stockholders of Barinthus Bio, Clywedog, and Topco” of this proxy statement/prospectus.
Dissenters’ or Appraisal Rights
Barinthus Bio
As shareholders in a UK public limited company, Barinthus Shareholders do not have appraisal rights similar to the statutory rights under the DGCL that enable shareholders who object to certain extraordinary transactions to demand that the corporation pay such shareholders the fair value of their shares instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Clywedog
Holders of Clywedog Shares may be entitled to exercise dissenters’ or appraisal rights under Delaware law. However, holders of all of the Clywedog Shares and SAFE Agreements, which will fully convert into shares of Clywedog Common Stock immediately prior to the Merger Effective Time, have waived the right to exercise appraisal and dissenter rights with respect to the Combinations under the Clywedog Voting Agreements.

RISK FACTORS
Investing in Topco Common Stock involves risks, some of which are related to the Combinations. You should carefully consider the risks described below, as well as the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward Looking Statements” of this proxy statement/prospectus. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to each of the businesses of Barinthus Bio and Clywedog because these risks will relate to the Combined Business of Topco following the completion of the Combinations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Combinations, and may have a material adverse effect on the Combined Business of Topco, as well as the respective businesses of Barinthus Bio and Clywedog, as well as their respective financial condition or results of operations. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Topco, Barinthus Bio, and Clywedog which later may prove to be incorrect or incomplete. Topco, Barinthus Bio, and Clywedog may face additional risks and uncertainties that are not presently known to such entities, or that are currently deemed immaterial, which may also impair their business or financial condition.
Risks Relating to the Transactions
Completion of the Combinations is subject to certain conditions, some of which are outside of the parties’ control, and if these conditions are not satisfied or waived, the Combinations will not be completed.
The closing of the Combinations is subject to certain conditions, including, amongst other things, (i) the effectiveness of this Registration Statement for the issuance of the shares of Topco Common Stock in connection with the Combinations; (ii) the absence of any order issued by a court or other governmental authority preventing or prohibiting the Transactions; (iii) the absence of any applicable law prohibiting or making illegal completion of the Transactions; (iv) approval of the Scheme of Arrangement by Barinthus Shareholders at the Barinthus Court Meeting and the passing of the Scheme Implementation Proposal by Barinthus Shareholders at the Barinthus General Meeting; (v) the sanctioning of the Scheme of Arrangement (including the Capital Reduction) by the Court; (vi) receipt of Clywedog stockholder approval of the Merger and related matters; (vii) receipt of Nasdaq listing approval for shares of Topco Common Stock, subject to official notice of issuance; (viii) receipt of evidence that the Cabinet Office has notified each of Topco, OrbiMed and TPAV, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Transactions; (ix) Barinthus Bio and Clywedog having not less than the Barinthus Minimum Cash and the Clywedog Minimum Cash, respectively, as of the Closing Date, in each case subject to the Barinthus Collar and the Clywedog Collar; and (x) subject to certain materiality exceptions, the accuracy of each of Barinthus Bio’s and Clywedog’s representations and warranties in the Merger Agreement and performance by each of Barinthus Bio and Clywedog of its obligations under the Merger Agreement. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Transactions, see the section entitled “The Merger Agreement — Conditions to the Completion of the Combinations” beginning on page 309 of this proxy statement/prospectus.
The requirement to satisfy each of the foregoing conditions could delay completion of the Combinations for a significant period of time or prevent them from occurring at all. Any delay in completing the Combinations could cause Topco not to realize some or all of the benefits that the parties expect Topco to achieve if the Combinations are successfully completed within the expected timeframe. Further, as a condition to approving the Combinations, governmental authorities may impose conditions, terms, obligations or restrictions on the conduct of the parties’ business after the completion of the Combinations. If the parties were to become subject to any conditions, terms, obligations or restrictions, it is possible that such conditions, terms, obligations or restrictions will delay completion of the Combinations or otherwise adversely affect the parties’ business, financial condition, or operations. Furthermore, governmental authorities may require that the parties divest assets or businesses as a condition to the closing of the Combinations. If the parties are required to divest assets or businesses, there can be no assurance that Barinthus Bio or Clywedog will be able to negotiate such divestitures expeditiously or on favorable terms or that the governmental authorities will approve the terms of such divestitures. There can be no assurance that the conditions to the closing of the Combinations will be satisfied or, where applicable, waived or that the Combinations will be completed.

In addition, if the Closing Date shall not have occurred by September 30, 2026 (subject to certain extension rights), either Barinthus Bio or Clywedog may choose not to proceed with the Combinations. Barinthus Bio and Clywedog may also terminate the Merger Agreement under certain other circumstances. See the sections titled “The Merger Agreement — Termination” beginning on page 328 of this proxy statement/prospectus.
Some of the conditions to the Combinations and termination rights may be waived by Barinthus Bio or Clywedog without resoliciting Barinthus Shareholder or Clywedog stockholder approval.
Some of the conditions to completing the Combinations and termination rights set forth in the Merger Agreement may be waived by Barinthus Bio or Clywedog, subject to certain limitations, without resoliciting Barinthus Shareholder approval or Clywedog stockholder approval. If any conditions or termination rights are waived, Barinthus Bio and Clywedog will evaluate whether the amendment of this proxy statement/prospectus and resolicitation of proxies would be warranted. Subject to applicable law, if Barinthus Bio and Clywedog determine that resolicitation of Barinthus Shareholders or Clywedog stockholders is not warranted, the parties will have the discretion to complete the Combinations without seeking such additional Barinthus Shareholder approval or Clywedog stockholder approval, as applicable. No action by the Barinthus Board or Clywedog Board with respect to the Merger Agreement may adversely affect the Barinthus Shareholders or stockholders of Clywedog, respectively, or affect the consideration to be received by the Barinthus Shareholders or the stockholders of Clywedog in the Combinations, unless their shareholders or stockholders, as applicable, approve such action.
Failure to complete the Combinations could negatively impact the price of the Barinthus ADSs and the future business and financial results of Barinthus Bio and Clywedog, respectively.
If the Combinations are not completed for any reason, including as a result of Barinthus Shareholders failing to approve the Scheme Transaction or Clywedog stockholders failing to approve the Merger and related matters, the ongoing businesses of Clywedog and Barinthus Bio may be adversely affected and, without realizing any of the benefits of having completed the Combinations, Barinthus Bio and Clywedog would be subject to a number of risks, including the following:
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Barinthus Bio and Clywedog are subject to certain restrictions on the conduct of their businesses prior to completing the Combinations, which may adversely affect their respective abilities to execute certain of their respective business strategies going forward if the Combinations are not completed;

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Barinthus Bio and Clywedog have incurred and will continue to incur significant costs and fees associated with the proposed Combinations, such as legal, accounting, financial advisor and printing fees, regardless of whether the Combinations are completed;

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Barinthus Bio may experience negative reactions from the financial markets, including negative impacts on the price of the Barinthus ADSs;

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Barinthus Bio and Clywedog may experience negative reactions from their partners, third-party providers, regulators and employees; and

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matters relating to the Combinations (including integration planning) will require substantial commitments of time and resources by Barinthus Bio’s and Clywedog’s management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Barinthus Bio and Clywedog as independent companies.

In addition, Barinthus Bio and Clywedog could be subject to litigation related to the Combinations that may prevent the Combinations from being completed in the time frame expected or at all. Legal actions related to the Combinations may also result from a failure to complete the Combinations or any enforcement proceeding commenced against Barinthus Bio, Clywedog or Topco to perform its obligations under the Merger Agreement and, if such actions occur, it may result in significant costs of defense, indemnification and liability and draw the attention of Barinthus Bio and Clywedog’s management teams away from the Combinations. If the Combinations are not completed, these risks may materialize and may adversely affect Barinthus Bio’s or Clywedog’s respective businesses, financial conditions, financial results and the price of the Barinthus ADSs.

The number of shares of Topco Common Stock that Barinthus Shareholders will receive in the Scheme Transaction and Clywedog stockholders will receive in the Merger is based on fixed exchange ratios that will not be adjusted to reflect changes in the market value of Barinthus ADSs. Further, when Barinthus Shareholders and Clywedog stockholders vote on the transactions contemplated in the Merger Agreement, they will not know the exact value of the shares of Topco Common Stock that will be issued in connection with the Combinations. The value of the shares of Topco Common Stock that Barinthus Shareholders and Clywedog stockholders receive upon completion of the Combinations could vary based on changes in the market value of Barinthus ADSs from the time that the Barinthus Shareholders and Clywedog stockholders vote to approve the Scheme Transaction or approve the Merger Agreement and related matters, as applicable.
At the Scheme Effective Time, Barinthus Shareholders will be entitled to receive one (1) share of Topco Common Stock for each Scheme Share that they own. Upon completion of the Merger, Clywedog stockholders will be entitled to receive 4.358932 shares of Topco Common Stock for each Clywedog Share that they own. Immediately following consummation of the Combinations, it is expected that former Barinthus Shareholders will own approximately 34% of Topco and former Clywedog stockholders will own approximately 66% of Topco, on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement. The market value of the shares of Topco Common Stock that Barinthus shareholders will be entitled to receive when the Scheme Transaction is completed and that Clywedog stockholders will be entitled to receive when the Merger is completed could vary significantly due to a change in the market value of Barinthus ADSs from the date the Merger Agreement was entered into, the date of this proxy statement/prospectus, the date of the Barinthus General Meeting or the date that Clywedog stockholder approval is received. Because the applicable exchange ratios will not be adjusted to reflect any changes in the market value of Barinthus ADSs, such market price fluctuations may affect the relative value that Barinthus Shareholders will receive at the Scheme Effective Time or that Clywedog stockholders will receive at the Merger Effective Time. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Barinthus Bio or Clywedog, market assessments of the likelihood that the Combinations will be completed, market assessments of the value of Topco, the timing of the Combinations, regulatory considerations, governmental actions, general market and economic conditions, legal proceedings and other factors, each of which may be beyond the control of Topco, Barinthus Bio or Clywedog. Prior to making any investment decision, stockholders are urged to obtain updated market quotations for Barinthus ADSs.
The trading of shares of Topco Common Stock after completion of the Combinations may cause the market price of shares of Topco Common Stock to fall.
Following completion of the Combinations, shares of Topco Common Stock are expected to be publicly traded on Nasdaq, enabling former Barinthus Shareholders and Clywedog stockholders to sell the shares of Topco Common Stock that they receive in the Combinations, subject to applicable lock-up restrictions. Sales of certain of such shares of Topco Common Stock may take place promptly following the Combinations and could have the effect of decreasing the market price for the shares of Topco Common Stock owned by former Barinthus Shareholders and Clywedog stockholders below the market price or valuations of the Scheme Shares or Clywedog Shares owned by such former Barinthus Shareholders and Clywedog stockholders, respectively, prior to completion of the Combinations.
The Combinations may be completed even though material adverse changes subsequent to the announcement of the Combinations, such as industry-wide changes or other events, may occur.
In general, Barinthus Bio or Clywedog can, on the terms and conditions set forth in the Merger Agreement, refuse to complete the Combinations if a Clywedog Material Adverse Effect or a Barinthus Material Adverse Effect, respectively, has occurred since execution of the Merger Agreement. However, some types of changes do not permit either Clywedog or Barinthus Bio to refuse to complete the Combinations, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Barinthus Bio’s or Clywedog’s financial condition or results of operations due to either party taking an action that is required by the Merger Agreement; the sale, license or other disposition by Barinthus Bio of the Barinthus Legacy Assets; a change in the market price or trading volume of Barinthus ADSs; or any natural disaster, act of war or hostility around the world, epidemic or pandemic or decrease in general economic conditions, except to the extent affecting Barinthus Bio or Clywedog, as applicable, in a disproportionate manner relative to other businesses operating in the industries in which they operate, would not give the other party the right to refuse to complete the Combinations. If adverse changes occur that affect either party, but the parties are still required to complete the Combinations, the price of shares of Topco Common Stock and the business and financial results of Topco may suffer.
The Merger Agreement contains provisions that restrict Barinthus Bio’s and Clywedog’s ability to pursue alternatives to the Combinations.
Under the Merger Agreement, each of Barinthus Bio, Clywedog and Topco is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or facilitating, discussing or negotiating, or furnishing non-public information with regard to, any inquiry, proposal or offer for a competing Acquisition Proposal from any person or entity. If any party receives a competing Acquisition Proposal and such party’s board of directors determines (after consultation with such party’s financial advisors and outside legal counsel) that such proposal constitutes a Superior Offer and the board of directors makes a change in recommendation in response to such proposal to the shareholders or stockholders of such company, Barinthus Bio, on the one hand, or Clywedog, on the other hand, would be entitled, upon complying with certain requirements, to terminate the Merger Agreement, subject to the terms of the Merger Agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of either company from considering or proposing such an acquisition, even if such third party was prepared to enter into a transaction that would be more favorable to one of the companies and its respective shareholders or stockholders than the Combinations. See the sections entitled “The Merger Agreement — Acquisition Proposals” and “The Merger Agreement — Termination” of this proxy statement/prospectus.
Until the completion of the Combinations or the termination of the Merger Agreement pursuant to its terms, Barinthus Bio and Clywedog are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Barinthus Bio and its shareholders and/or Clywedog and its stockholders, respectively.
From and after the date of the Merger Agreement and prior to the completion of the Combinations or the termination of the Merger Agreement pursuant to its terms, the Merger Agreement restricts Barinthus Bio and Clywedog from taking specified actions without the consent of the other party and requires that their respective businesses be conducted in the ordinary course. These restrictions may prevent Barinthus Bio or Clywedog, as applicable, from taking actions during the pendency of the Combinations that would have been beneficial, other than Barinthus Legacy Transactions. Adverse effects arising from these restrictions during the pendency of the Combinations could be exacerbated by any delays in the completion of the Combinations or termination of the Merger Agreement. See the section entitled “The Merger Agreement — Covenants; Conduct of Business Pending the Combinations” of this proxy statement/prospectus.
Barinthus Bio and Clywedog will incur significant transaction and merger-related costs in connection with the Combinations, whether or not the Combinations are consummated.
Barinthus Bio and Clywedog have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Combinations. These costs and expenses include fees paid to financial, legal and accounting advisors, severance and other potential employment-related costs, including payments that may be made to certain Barinthus Bio and Clywedog executives, UK stamp duties, filing fees, printing expenses and other related charges. Some of these costs are payable by Barinthus Bio and Clywedog regardless of whether the Combinations are completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Combinations and the integration of the two companies’ businesses. While both Barinthus Bio and Clywedog have assumed that a certain level of expenses would be incurred in connection with the Combinations and the other Transactions and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
There may also be additional unanticipated significant costs in connection with the Combinations that Barinthus Bio and Clywedog may not recoup, including as a result of litigation related to the Combinations. These costs and expenses could reduce the realization of efficiencies and strategic benefits Barinthus Bio and Clywedog expect Topco to achieve from the Combinations. Although Barinthus Bio and Clywedog expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.
In connection with the Combinations, Barinthus Bio, Clywedog and/or Topco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Barinthus Bio, Clywedog and/or Topco.
Although Barinthus Bio and Clywedog have conducted extensive due diligence in connection with the Combinations and related transactions, they cannot assure you that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of Barinthus Bio’s and Clywedog’s control will not later arise. Even if Barinthus Bio’s and Clywedog’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Barinthus Bio’s and Clywedog’s preliminary risk analysis. Further, as a result of the Combinations, purchase accounting and the proposed operation of Topco going forward, Barinthus Bio, Clywedog and/or Topco may be required to take write-offs or write-downs, restructuring and impairment or other charges. As a result, Barinthus Bio, Clywedog and/or Topco may be forced to write-down or write-off assets, restructure its operations or incur impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Barinthus Bio, Clywedog and/or Topco.
After the Combinations, Barinthus Shareholders and Clywedog stockholders will have a reduced ownership and voting interest in Topco than they currently have in Barinthus Bio and Clywedog, respectively, and will exercise less influence over Topco’s management.
Immediately following consummation of the Combinations, it is expected that former Barinthus Shareholders will own approximately 34% of Topco and former Clywedog stockholders will own approximately 66% of Topco, on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement. Consequently, former Barinthus Shareholders will have a reduced ownership of Topco than they currently have of Barinthus Bio and will exercise less influence over the management and policies of Topco than they currently have over the management and policies of Barinthus Bio. Additionally, former Clywedog stockholders will have a reduced ownership of Topco than they currently have of Clywedog and will exercise less influence over the management and policies of Topco than they currently have over the management and policies of Clywedog.
In addition, following the closing of the Combinations, it is expected that the Topco Board will initially be comprised of five (5) directors, consisting of four existing directors of Barinthus Bio, expected to consist of William Eright, Robin Wright, Anne M. Phillips and Karen T. Dawes, at least three (3) of whom will qualify as an “independent director” under the applicable rules of Nasdaq, and one individual designated by Clywedog, expected to be Dr. Iain Dukes.
It is currently expected that following the closing of the Combinations, (i) William Enright, the current Chief Executive Officer of Barinthus Bio, will serve as Chief Executive Officer of Topco; (ii) Dr. Iain Dukes, the current President of Clywedog, will serve as Executive Chairman of Topco; (iii) Leon Hooftman, current Chief Medical Officer of Barinthus Bio, will serve as Chief Medical Officer of Topco; and (iv) Gemma Jones, current Chief Financial Officer of Barinthus Bio, will serve as Interim Chief Financial Officer of Topco.
Barinthus Bio and Clywedog may have difficulty attracting, motivating and retaining executives and other key employees due to uncertainty associated with the Combinations.
Topco’s success after completion of the Combinations will depend in part upon the ability of Topco to retain key employees of Barinthus Bio and Clywedog. Competition for qualified personnel can be intense. Current and prospective employees of Barinthus Bio or Clywedog may experience uncertainty about the effect of the Combinations, which may impair Barinthus Bio’s and Clywedog’s ability to attract, retain and motivate key management, scientific, research, technical and other personnel prior to and following the

Combinations. Employee retention may be particularly challenging during the pendency of the Combinations, as employees of Barinthus Bio and Clywedog may experience uncertainty about their future roles with Topco.
In addition, pursuant to change in control and/or severance provisions in Barinthus Bio’s severance schemes and executive employment agreements, certain key employees of Barinthus Bio are entitled to receive severance payments upon certain qualifying terminations of their employment. Certain key Barinthus Bio employees potentially could terminate their employment following specified circumstances set forth in the applicable executive severance scheme or employment agreement, including certain changes in such key employees’ title, status, authority, duties, responsibilities or compensation, and be entitled to receive severance. Such circumstances could occur in connection with the Combinations as a result of changes in roles and responsibilities.
While Barinthus Bio and Clywedog may employ the use of certain retention programs, there can be no guarantee that they will prove to be successful. If key employees of Barinthus Bio or Clywedog depart, the integration of the companies may be more difficult and Topco’s business following the Combinations may be harmed. Furthermore, Topco may be required to incur significant costs in identifying, hiring, training and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Barinthus Bio or Clywedog, which may adversely affect Topco’s ability to realize the anticipated benefits of the Combinations. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or works councils or integrating employees into Topco. Accordingly, no assurance can be given that Topco will be able to attract or retain key employees of Barinthus Bio and Clywedog to the same extent that those companies have been able to attract or retain their own employees in the past.
Barinthus Bio’s and Clywedog’s business relationships may be subject to disruption due to uncertainty associated with the Combinations.
Companies with which Barinthus Bio or Clywedog do business may experience uncertainty associated with the Combinations, including with respect to current or future business relationships with Barinthus Bio, Clywedog or Topco. Barinthus Bio’s and Clywedog’s business relationships may be subject to disruption as suppliers, vendors and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Barinthus Bio, Clywedog or Topco. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of Topco, including an adverse effect on Topco’s ability to realize the anticipated benefits of the Combinations. The risk and adverse effect of such disruptions could be exacerbated by a delay in completion of the Combinations.
Barinthus Bio’s executive officers and directors have interests in the Combinations that may be different from the interests of Barinthus Shareholders, generally.
When considering the recommendation of the Barinthus Board that Barinthus Shareholders approve the Scheme Transaction, Barinthus Shareholders should be aware that directors and executive officers of Barinthus Bio have certain interests in the Combinations that may be different from or in addition to the interests of Barinthus Shareholders generally. These interests include, but are not limited to, the treatment of Barinthus equity awards in the Scheme Transaction, severance protection provided for in compensation arrangements of certain executives, and potential changes to their roles and responsibilities with Topco following the completion of the Combinations. The Barinthus Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Combinations and in recommending that the Barinthus Shareholders approve the Scheme Transaction.
See the sections entitled “The Transactions — Background of the Transactions,” “Interests of Certain Persons in the Transactions (Barinthus Bio)” and “The Merger Agreement — Indemnification and Insurance” of this proxy statement/prospectus.
Completion of the Combinations may trigger change-in-control or other provisions in certain agreements that Barinthus Bio or Clywedog is party to.
The completion of the Combinations may trigger change-in-control or other provisions in certain agreements that Barinthus Bio or Clywedog is party to. If Barinthus Bio or Clywedog, as applicable, is unable to negotiate waivers of those provisions, the respective counterparties may exercise their rights and remedies under the applicable agreements, including in some instances potentially terminating the agreements or seeking monetary damages or other remedies. Even if Barinthus Bio or Clywedog, as applicable, is able to negotiate waivers, the respective counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined business.
If the Scheme Transaction does not qualify as part of an exchange described under Section 351 of the Code, U.S. shareholders of Barinthus Bio may be required to pay substantial U.S. federal income taxes. Likewise, if the Merger does not qualify as part of an exchange described under Section 351 of the Code or a “reorganization” within the meaning of Section 368(a) of the Code, U.S. stockholders of Clywedog may be required to pay substantial U.S. federal income taxes.
For U.S. federal income tax purposes, the Combinations, taken together as a single integrated transaction, are intended to qualify as an exchange described under Section 351 of the Code and the payment of cash pursuant to the Combinations is intended to be treated as a payment pursuant to Section 351(b) of the Code (the “Intended Tax Treatment”). The Merger may also qualify as a “reorganization” within the meaning of Section 368(a) of the Code. All parties intend to report the Combinations consistent with the Intended Tax Treatment. However, neither Barinthus Bio nor Clywedog intends to obtain a ruling from the IRS with respect to the tax consequences of the Combinations. If the IRS or a court determines that the Scheme Transaction does not qualify as part of an exchange under Section 351 of the Code, a U.S. shareholder of Barinthus Bio would generally recognize taxable gain or loss upon the exchange of its Scheme Shares for shares of Topco Common Stock and cash pursuant to the Combinations (whereas if the Scheme Transaction qualifies as part of an exchange under Section 351 of the Code, the U.S. shareholder of Barinthus Bio would only recognize taxable gain on the exchange with respect to the cash portion of the consideration). If the IRS or a court determines that the Merger does not qualify as part of an exchange under Section 351 of the Code and does not qualify as a “reorganization” under Section 368(a) of the Code, a U.S. stockholder of Clywedog would generally recognize taxable gain or loss upon the exchange of Clywedog Shares and cash for shares of Topco Common Stock pursuant to the Combinations. See the section entitled “Material U.S. Federal Income Tax Considerations.”
If the Scheme Transaction does not qualify for UK taxation purposes as a scheme of reconstruction pursuant to Section 137 of the UK Taxation of Chargeable Gains Act 1992 (the “TCGA”), UK Barinthus Shareholders may be required to pay substantial UK taxes.
The receipt of shares of Topco Common Stock by a Barinthus Shareholder in respect of, and in proportion to, such shareholder’s Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) pursuant to the Combinations may potentially be treated as a scheme of reconstruction for the purposes of CGT. On that basis, a Barinthus Shareholder would not be treated as making a disposal of their Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) and, therefore, no liability to CGT would arise in respect of the receipt of shares of Topco Common Stock (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Topco Common Stock) by a Barinthus Shareholder pursuant to the Combinations. However, if the “rollover” treatment described above is not available (and no assurance is or can be given that such treatment will be available), a Barinthus Shareholder would be treated as having made a full disposal of their Barinthus Ordinary Shares (or, in respect of a holder of Barinthus ADSs, their beneficial interest in such Barinthus Ordinary Shares) and may, depending on such shareholder’s personal circumstances, be liable to pay CGT.
Risks Relating to Topco Following the Completion of the Combinations
In addition to the risks described below, you should carefully consider the risks discussed under “— Risks Relating to Clywedog” and “— Risks Relating to Barinthus Bio,” as these risks will also be applicable to the business of Topco following the completion of the Combinations.
The failure to successfully integrate the businesses of Barinthus Bio and Clywedog in the expected timeframe would adversely affect Topco’s future business and financial performance following the Combinations.
The combination of two independent companies is a complex, costly and time-consuming process. As a result, the combined company will be required to devote significant management attention and resources to integrate the business practices and operations of Barinthus Bio and Clywedog. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, could preclude realization of the full benefits expected by Barinthus Bio and Clywedog from the Combinations. The failure of Topco to meet the challenges involved in successfully integrating the operations of Barinthus Bio and Clywedog or otherwise to realize the anticipated benefits of the Combinations could cause an interruption of the activities of Topco and could seriously harm its results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention, and may cause Topco’s stock price to decline. The difficulties of combining the operations of Clywedog and Barinthus Bio include, among others:
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managing a significantly larger company;

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coordinating geographically separate organizations, including extensive international operations;

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the potential diversion of management’s focus and resources from other strategic opportunities and from operational matters;

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performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Combinations and integrating the companies’ operations;

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aligning and executing the strategy of Topco;

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retaining existing business relationships and executing new strategic or commercial relationships;

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maintaining employee morale and retaining key management and other employees;

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the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, systems, procedures and policies;

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integrating two unique business cultures, which may prove to be incompatible;

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the possibility of faulty assumptions underlying expectations regarding the integration process;

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consolidating corporate and administrative infrastructures and eliminating duplicative operations;

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integrating IT, communications and other systems;

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changes in applicable laws and regulations;

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managing tax costs or inefficiencies associated with integrating the operations of Barinthus Bio and Clywedog;

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unforeseen expenses or delays associated with the Combinations; and

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taking actions that may be required in connection with obtaining regulatory approvals.

Many of these factors will be outside of Topco’s control and any one of them could result in increased costs and diversion of management’s time and energy, which could materially impact the combined company’s business, financial condition and results of operations. In addition, even if the operations of Barinthus Bio and Clywedog are integrated successfully, Topco may not realize the full benefits of the Combinations, including the synergies, cost savings or growth opportunities that Barinthus Bio and Clywedog expect. These benefits may not be achieved within the anticipated timeframe, or at all. As a result, Barinthus Bio and Clywedog cannot assure their respective shareholders and stockholders that the combination of Barinthus Bio and Clywedog will result in the realization of the full benefits anticipated from the Combinations.
The synergies attributable to the Combinations may vary from expectations.
Topco may fail to realize the anticipated benefits and synergies expected from the Combinations, which could adversely affect its business, financial condition and operating results. The success of the Combinations will depend, in significant part, on Topco’s ability to successfully integrate the businesses of Barinthus Bio and Clywedog and realize the anticipated strategic benefits and synergies from the Combinations. Barinthus Bio and Clywedog believe that the combination of the two businesses will complement each party’s strategy by providing a balanced and diversified product portfolio, operational efficiencies, complementary geographic footprints and research and development synergies. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the Combinations. The anticipated benefits of the Combinations and actual operating, technological, strategic and scientific opportunities may not be realized fully or at all, or may take longer to realize than expected. If Topco is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the Combinations within the anticipated timeframe or at all, Topco’s business, financial condition and operating results may be adversely affected.
The future results of Topco will suffer if Topco does not effectively manage its expanded operations following the Combinations.
Following the Combinations, the size of the business of Topco will increase beyond the current size of either Barinthus Bio’s or Clywedog’s business. Topco’s future results depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurance that Topco will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Combinations. If Topco is unable to raise capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and product development programs or future commercialization efforts.
Business issues currently faced by Barinthus Bio or Clywedog may be imputed to the operations of the other.
To the extent either Barinthus Bio or Clywedog currently has, or is perceived by the market to have, operational challenges, such as service performance, safety issues or workforce issues, those challenges may raise concerns by existing vendors or suppliers of the other company following the Combinations, which may limit or impede Topco’s future ability to conduct business with those parties.
No trading market currently exists or will exist for the Topco Common Stock prior to Merger Effective Time, and an active trading market may never develop.
Prior to the completion of the Combinations, there has been no trading market for the Topco Common Stock. The shares of Topco Common Stock to be issued in the Combinations are expected to be listed on Nasdaq following the completion of the Combinations, which will occur following the Merger Effective Time. As such, between the Scheme Effective Time and the Merger Effective Time, no trading market will exist for the Topco Common Stock. However, there can be no assurance that an active trading market for shares of Topco Common Stock will develop after the closing of the Combinations, or if it develops, that such market will be sustained. In the absence of an active trading market for the shares of Topco Common Stock, investors may not be able to sell their shares of Topco Common Stock at the time that they would like to sell.
The market price of shares of Topco Common Stock may be volatile.
The market price of shares of Topco Common Stock may be volatile. Broad general economic, political, market and industry factors may adversely affect the market price of shares of Topco Common Stock, regardless of Topco’s actual operating performance and the success of the integration of Barinthus Bio and Clywedog. Factors that could cause fluctuations in the price of shares of Topco Common Stock include, amongst others:
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actual or anticipated variations in quarterly operating results and the results of competitors;

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changes in financial projections by Topco, if any, or by any securities analysts that may cover Topco Common Stock;

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conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

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announcements by Topco or its competitors of significant acquisitions, strategic partnerships or other transactions;

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announcements of investigations or regulatory scrutiny of Topco’s operations or lawsuits filed against it;

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additions or departures of key personnel; and

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issuances or sales of shares of Topco Common Stock, including sales of shares by Topco’s directors and officers or its key investors.

Future sales of shares of Topco Common Stock by Topco or its stockholders in the public market, or the perception that such sales may occur, could reduce the price of shares of Topco Common Stock, and any additional capital raised by Topco through the sale of equity or convertible securities may dilute ownership in Topco.
The sale of shares of Topco Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Topco Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Topco to sell equity securities in the future at a time and at a price that Topco deems appropriate.
After the completion of the Combinations, including the Self-Tender Offer, Topco is expected to have approximately [•] million outstanding shares of Topco Common Stock. Following the completion of the Combinations, it is expected that former Barinthus Shareholders will own approximately 34% of Topco and former Clywedog stockholders will own approximately 66% of Topco, on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement.
All shares of Topco Common Stock that will be issued in connection with the Combinations are expected to be freely tradable without restriction or further registration under the Securities Act, except for those shares subject to transfer restrictions pursuant to the Lock-Up Agreements and any shares of Topco Common Stock held by Topco’s affiliates, as that term is defined under Rule 144, including certain of Topco’s directors, executive officers and other affiliates, which shares may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144. Following the completion of the Combinations, the shares of Topco Common Stock covered by registration rights are expected to represent 100% of the outstanding shares of Topco Common Stock. The market price of the Topco Common Stock could drop significantly if the holders of these shares of Topco Common Stock sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for Topco to raise additional funds through future offerings of shares of Topco Common Stock or other securities.
In addition, Topco intends to file a registration statement with the SEC on Form S-8 providing for the registration of approximately [•] shares of Topco Common Stock issued or reserved for issuance under the Topco Equity Incentive Plan and Topco ESPP that will be adopted by Topco prior to the Scheme Effective Time. Subject to the satisfaction of vesting conditions, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.
In the future, Topco may also issue its securities in connection with investments or acquisitions, or otherwise. Topco cannot predict the size of future issuances of shares of Topco Common Stock or securities convertible into shares of Topco Common Stock or the effect, if any, that future issuances and sales of shares of Topco Common Stock will have on the market price of the Topco Common Stock. Sales of substantial amounts of shares of Topco Common Stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of the Topco Common Stock.
If securities or industry analysts do not publish research or reports about Topco, the trading price of the Topco Common Stock could decline.
The trading market for shares of Topco Common Stock will be influenced by any research and reports that industry or securities analysts publish about Topco or its business. If one or more of these analysts cease coverage of Topco or fail to publish reports on Topco regularly, Topco could lose visibility in the financial markets, which in turn could cause Topco’s stock price or trading volume to decline. Moreover, if one or more of the analysts who cover Topco downgrade the Topco Common Stock or if Topco’s operating results do not meet their expectations, the trading price of the Topco Common Stock could decline.

The shares of Topco Common Stock to be received by Barinthus Shareholders and Clywedog stockholders as a result of the Combinations will have rights different from the Barinthus Ordinary Shares and Clywedog Shares that they hold prior to the Effective Times.
Upon completion of the Combinations, the rights of former Barinthus Shareholders and Clywedog stockholders who become stockholders of Topco will be governed by the Topco A&R Charter and the Topco A&R Bylaws and by the DGCL. The rights associated with Barinthus Ordinary Shares and Clywedog Shares are different from the rights associated with shares of Topco Common Stock. See the section entitled “Comparison of Rights of Stockholders of Clywedog, Barinthus Bio and Topco” of this proxy statement/prospectus.
The Topco A&R Bylaws will designate the Chancery Court as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Topco’s stockholders, which could limit Topco’s stockholders’ ability to obtain a favorable judicial forum for disputes with Topco or its directors, officers, employees or agents.
The Topco A&R Bylaws after the Scheme Effective Time will provide that, unless Topco consents in writing to the selection of an alternative forum, (i) the Chancery Court (or, if the Chancery Court does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any claims (other than any cause of action arising under the Securities Act), including claims in the right of Topco that are based upon a violation of duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Chancery Court, and (ii) the federal district courts of the United States of America will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any cause of action arising under the Securities Act, but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Topco’s capital stock will be deemed to have notice of, and to have consented to, the provisions of the Topco A&R Bylaws described in the preceding sentence. This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Topco or its directors, officers, employees or agents, which may discourage such lawsuits against Topco and such persons and result in increased costs for a stockholder to bring a claim. There is uncertainty as to whether a court would enforce such provisions and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find these provisions of the Topco A&R Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Topco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Topco’s business, financial condition or results of operations.
If Topco fails to develop or maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in Topco’s financial reporting, which would harm its business and the trading price of Topco Common Stock.
Effective internal controls are necessary for Topco to provide reliable financial reports, prevent fraud and operate successfully as a public company. If Topco cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. Topco cannot be certain that its efforts to develop and maintain an effective system of internal controls will be successful, that it will be able to maintain adequate controls over its financial processes and reporting in the future, or that it will be able to comply with its obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving internal controls, could harm Topco’s operating results or cause Topco to fail to meet its reporting obligations. Ineffective internal controls could also cause investors to lose confidence in Topco’s reported financial information, which would likely have a negative effect on the trading price of the Topco Common Stock.
Topco’s IT systems may be vulnerable to hacker intrusion, malicious viruses and other cybercrime attacks, which may harm its business and expose it to liability.
Topco’s operations will depend to a great extent on the reliability and security of its IT systems, software and network, which are subject to damage and interruption caused by human error, problems relating to telecommunications networks, software failure, natural disasters, sabotage, viruses and similar events. Any interruption in Topco’s IT systems could have a negative effect on the quality of research and development conducted and, as a result, on the development pipeline of its product candidates.
Topco will be exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
Doing business on a worldwide basis will require the combined company to comply with the laws and regulations of various jurisdictions, and Topco’s failure to successfully comply with these rules and regulations may expose it to liabilities. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict the combined company’s operations, trade practices, investment decisions and partnering activities. In particular, Topco’s international operations are subject to anti-corruption and anti-bribery laws and regulations, such as the FCPA and the Bribery Act, among others, and economic and trade sanctions, including those administered by the United Nations, the European Union, the OFAC and the U.S. Department of State. The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. Topco may deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Topco will be subject to the jurisdiction of various governments and regulatory agencies outside of the United States, which may bring Topco’s personnel into contact with foreign officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. The provisions of the Bribery Act extend beyond bribery of foreign public officials and are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Economic and trade sanctions restrict Topco’s transactions or dealings with certain sanctioned countries, territories and designated persons, absent authorizations or exemptions under applicable law, such as OFAC’s licenses permitting certain humanitarian trade.
As a result of doing business in foreign countries, including through partners, distributors, agents and other third parties acting on Topco’s behalf, Topco will be exposed to a risk of violating anti-corruption and anti-bribery laws and sanctions regulations. Some of the international locations in which Topco will operate have developing legal systems and may have higher levels of corruption than more developed nations. Violations of anti-corruption and anti-bribery laws and economic and trade sanctions are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licenses, as well as criminal fines and imprisonment. In addition, any major violations could have a significant impact on Topco’s reputation and consequently on its ability to win future business.
While Barinthus Bio and Clywedog believe that Topco will have a strong culture of compliance and an adequate system of internal controls, including procedures to minimize and detect fraud in a timely manner, as well as processes for complying with OFAC authorizations or exemptions, Barinthus Bio and Clywedog will seek to continuously improve Topco’s system of internal controls and to remedy any weaknesses identified. There can be no assurance, however, that Topco’s policies and procedures will be followed at all times or will effectively detect and prevent violations of the applicable laws by one or more of its employees, consultants, agents or partners and, as a result, Topco could be subject to penalties and material adverse consequences on its business, financial condition or results of operations.
Topco’s ability to utilize the U.S. net operating loss carryforwards may be limited.
The ability of Topco and its affiliates, including Barinthus Bio and Clywedog, to utilize any U.S. federal net operating loss carryforwards (“NOLs”) and other tax attributes existing at the time of the Combinations to reduce future taxable income following the consummation of the Combinations is subject to limitations under U.S. federal income tax laws and depends on many factors, including its future income, which cannot be assured. In addition, Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382), as is expected to be the case for Barinthus Bio following the Combinations. An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Section 382 may apply as a result of the Combinations and limit the use of any NOLs prior to their expiration.
Topco and its subsidiaries will be subject to U.S. and foreign tax laws, and changes to such tax laws or differing interpretation of those laws by the relevant governmental authorities could adversely affect Topco.
The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where Topco and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. Additionally, changes proposed by the current U.S. administration, including significant tax reform, could significantly change the U.S. federal income tax rules and regulations applicable to Topco and its affiliates, although the prospect of tax reform, and the nature of any such reform, remains highly uncertain. Thus, the tax laws in the United States, the United Kingdom and other countries in which Topco and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect Topco.
In addition, the tax laws and regulations in the United States, the United Kingdom and the various other jurisdictions in which Topco and its subsidiaries operate or may in the future operate are inherently complex, and Topco and its subsidiaries will be obligated to make judgments and interpretations about the application of these laws and regulations to Topco and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in material administrative or judicial procedures, actions or sanctions.
The unaudited prospective financial information for Barinthus Bio and Clywedog included in this proxy statement/prospectus reflects management estimates and may not prove to be reflective of actual future financial results.
In connection with the Combinations, Barinthus Bio and Clywedog prepared and considered, among other things, certain internal, unaudited prospective financial information for Barinthus Bio and Clywedog. This unaudited prospective financial information included assumptions regarding future market conditions, operating cash flows, expenditures and growth of Barinthus Bio and Clywedog, as applicable. This internal, unaudited prospective financial information speaks only as of the date made and, except as required by applicable securities laws, will not be updated. This unaudited prospective financial information is subject to significant economic, competitive, industry and other uncertainties, which may cause the unaudited prospective financial information or the underlying assumptions to be inaccurate. As a result of these contingencies, there can be no assurance that the unaudited prospective financial information of Barinthus Bio and Clywedog will be achieved in full, at all or within projected timeframes. In light of these uncertainties, the inclusion of the unaudited prospective financial information of Barinthus Bio and Clywedog in this proxy statement/prospectus should not be regarded as an indication that the Barinthus Board, the Clywedog Board, Barinthus Bio, Clywedog, Oppenheimer or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future financial results.
Topco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
Topco has been recently incorporated and has no operating history and no revenues. While the unaudited pro forma financial information contained in this proxy statement/prospectus represents the best estimates of Barinthus Bio’s and Clywedog’s management, it is presented for illustrative purposes only and may not be an accurate indication of Topco’s financial position or results of operations if the Combinations and associated financing transactions are completed on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Barinthus Bio and Clywedog and certain adjustments and assumptions have been made regarding Topco after giving effect to the Combinations. The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and Topco’s financial position and future results of operations.
In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Topco’s financial condition or results of operations following the closing of the Combinations. Any potential decline in Topco’s financial condition or results of operations may cause significant fluctuations in the price of shares of Topco Common Stock. See the section entitled “Unaudited Pro Forma Combined Financial Information” of this proxy statement/prospectus.
Topco will be exposed to foreign currency exchange risk.
Upon completion of the Combinations, Topco will transact business in various countries around the world and expects that a significant portion of its business will continue to take place in international markets. Topco will conduct its business and prepare its consolidated financial statements in its functional currency, while the financial statements of each of its subsidiaries will be prepared in the functional currency of that entity and the business of that entity will be conducted in the functional currency of that entity. Accordingly, fluctuations in the exchange rate of the functional currencies of Topco’s foreign currency entities against the functional currency of Topco will impact its results of operations and financial condition. Accordingly, it is expected that Topco’s financial performance will be exposed to the risks that may arise from fluctuations in foreign currency exchange rates, which could have a material adverse effect on Topco’s business, results of operations or financial condition.
Risks Relating to Barinthus Bio
Risks Related to Barinthus Bio’s Financial Position and Capital Needs
Barinthus Bio is a clinical-stage biopharmaceutical company with a limited operating history. Barinthus Bio has incurred significant losses since inception. Barinthus Bio expects to incur losses for at least the next several years and may never achieve or maintain profitability.
Barinthus Bio is a clinical-stage biopharmaceutical company with a limited operating history, and it is in the early stages of its product development efforts. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, obtain marketing authorization and become commercially viable. Currently, Barinthus Bio has no products approved for commercial sale and is not generating any revenue from product sales. To date, Barinthus Bio has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, undertaking preclinical studies and clinical trials of its product candidates, securing related intellectual property rights and conducting discovery, research and development activities for its programs. Barinthus Bio has incurred net losses each year since inception through to December 31, 2021. For the year ended December 31, 2022, Barinthus Bio generated net income of $5.3 million, primarily as a result of revenues (royalties/milestone payments) arising from AstraZeneca sales of Vaxzevria and Barinthus Bio’s license agreement with Oxford University Innovation (“OUI”), as amended (the “OUI License Agreement”). In December 2025, Barinthus Bio delivered written notice to OUI to terminate the OUI License Agreement. The OUI License Agreement will remain in effect during the three-month notice period and will terminate in February 2026 in accordance with its terms. For the years ended December 31, 2024 and 2023 and nine months ended September 30, 2025 and 2024, Barinthus Bio incurred net losses of $61.2 million, $73.4 million, $55.4 million and $40.6 million, respectively. As of September 30, 2025 and December 31, 2024, Barinthus Bio had an accumulated deficit of $293.0 million and $237.7 million, respectively, and it does not currently expect profits or positive cash flows from operations in the foreseeable future. Barinthus Bio anticipates that its expenses will increase substantially if, and as it:

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pursues the clinical and preclinical development of its current product candidates;

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uses its technologies to advance additional product candidates into preclinical and clinical development;

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seeks marketing authorizations for product candidates that successfully complete clinical trials, if any;

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attracts, hires and retains additional clinical, regulatory, quality control and other personnel;

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conducts preclinical studies and clinical trials for its current and future product candidates based on its proprietary synthetic platform, SNAP-TI and its other technologies;

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expands its operational, financial and management systems and increase personnel, including personnel to support its clinical development, manufacturing and commercialization efforts and its operations as a public company;

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establishes its manufacturing capabilities through third parties or by itself and scale-up manufacturing to provide adequate supply for clinical trials and commercialization;

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expands, maintains, protects and enforces its intellectual property portfolio;

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establishes a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which Barinthus Bio may obtain marketing approval and intend to commercialize on its own or through a selected partner;

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acquires or in-licenses other product candidates and technologies for development and commercialization; and

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incurs additional legal, accounting and other expenses in operating its business, including the additional costs associated with operating as a public company.

Even if Barinthus Bio succeeds in commercializing one or more of its product candidates, it will continue to incur substantial research and development costs and other expenditures to develop and market additional product candidates and it may never generate revenue that is significant or large enough to achieve profitability. Barinthus Bio may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Barinthus Bio’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Barinthus Bio’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital unless and until such losses are eliminated by revenue.
If Barinthus Bio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, Barinthus Bio’s failure to become and remain profitable would decrease the value of it and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of Barinthus Bio also could cause you to lose all or part of your investment.
Barinthus Bio has not yet generated any material revenue from its current product candidates.
Barinthus Bio’s ability to become profitable depends upon its ability to generate revenue. Barinthus Bio does not expect to generate significant revenue from its current or future product candidates unless or until it successfully completes clinical development and obtain marketing authorization for, and then successfully commercialize, at least one of its product candidates.
Certain of Barinthus Bio’s product candidates are in the preclinical stages of development and will require additional preclinical studies, and all of its product candidates will require additional clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before it can generate any revenue from product sales. Barinthus Bio has not yet administered certain of its product candidates to humans and, as such, Barinthus Bio faces significant translational risk as its product candidates advance into and through the clinical stage, as promising results in preclinical studies may not be replicated in subsequent clinical trials, and testing on animals may not accurately predict human experience. Barinthus Bio’s ability to generate revenue depends on a number of factors, including, but not limited to:

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timely completion of Barinthus Bio’s manufacturing, preclinical studies and clinical trials, which may be significantly slower or cost more than Barinthus Bio currently anticipates and will depend substantially upon the performance of third-party contractors;

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delays out of Barinthus Bio’s control, such as participant willingness to enroll in Barinthus Bio’s clinical trials;

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Barinthus Bio’s ability to complete INDs, enabling trials and successfully submit INDs or comparable applications, for Barinthus Bio’s product candidates;

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whether Barinthus Bio is required by the FDA, the EMA, or the MHRA or similar foreign regulatory authorities, to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of Barinthus Bio’s product candidates or any future product candidates;

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Barinthus Bio’s ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, potency, purity, efficacy and acceptable risk to benefit profile of Barinthus Bio’s product candidates or any future product candidates and such regulatory authorities’ acceptance of Barinthus Bio’s development strategy;

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the prevalence, duration and severity of potential side effects or other safety issues experienced with Barinthus Bio’s product candidates or future product candidates, if any;

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the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;

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the willingness of physicians, operators of clinics and patients to utilize or adopt any of Barinthus Bio’s product candidates or future product candidates over alternative or more conventional approaches, including immune modulators, monoclonal antibodies, CRISPR editing, or other small molecules, RNA, DNA, nanoparticle, peptide, protein, or other technologies;

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the actual and perceived availability, cost, risk profile and side effects and efficacy of Barinthus Bio’s product candidates, if approved, relative to existing and future alternative immunotherapies, and competitive product candidates and technologies; Barinthus Bio’s ability and the ability of third parties with whom Barinthus Bio contracts to manufacture adequate clinical and commercial supplies of Barinthus Bio’s product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with cGMP;

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Barinthus Bio’s ability to successfully develop a commercial strategy and thereafter commercialize Barinthus Bio’s product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

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patient demand for Barinthus Bio’s product candidates and any future product candidates, if approved;

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Barinthus Bio’s ability to establish, maintain, protect and enforce intellectual property rights in and to Barinthus Bio’s product candidates or any future product candidates;

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the ability of Barinthus Bio’s licensees and collaborators to develop and commercialize Barinthus Bio’s products effectively;

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the possibility that immune tolerance with Barinthus Bio’s SNAP-TI platform may not translate into clinical benefit; and

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the increased costs and complexities associated with manufacturing.

Many of the factors listed above are beyond Barinthus Bio’s control and could cause Barinthus Bio to experience significant delays or prevent it from obtaining marketing authorizations for, or commercializing, its product candidates. Even if Barinthus Bio is able to commercialize its product candidates, it may not achieve profitability soon after generating product sales, if ever. If Barinthus Bio is unable to generate sufficient revenue through the sale of its product candidates or any future product candidates, Barinthus Bio may be unable to continue operations without continued funding.

If Barinthus Bio engages in acquisitions or future strategic partnerships, this may increase its capital requirements, dilute its shareholders, cause it to incur debt or assume contingent liabilities, and subject it to other risks.
Barinthus Bio may evaluate acquisitions and strategic partnerships in the future, including licensing or acquiring complementary product candidates, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

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increased operating expenses and cash requirements;

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the assumption of indebtedness or contingent liabilities;

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the issuance of Barinthus Bio’s equity securities which would result in dilution to its existing shareholders;

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assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

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the diversion of Barinthus Bio’s management’s attention from its existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

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retention of key employees, the loss of key personnel, and uncertainties in Barinthus Bio’s ability to maintain key business relationships;

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risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates to achieve marketing authorizations;

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risks and uncertainties arising from disagreements or other relationship-related matters with the other party to such a transaction; and

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a failure to generate revenue from acquired intellectual property, technology and/or products sufficient to meet Barinthus Bio’s objectives or even to offset the associated transaction and maintenance costs.

In addition, Barinthus Bio may assume or incur debt obligations, incur large one-time expenses and/or acquire intangible assets that could result in significant future amortization expense.
Barinthus Bio’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.
Barinthus Bio is a clinical-stage biopharmaceutical company with no approved products and a limited operating history. Barinthus Bio’s operations to date have been limited to organizing and staffing the company, business planning, raising capital, filing patent applications, identifying potential product candidates, undertaking preclinical studies, in-licensing product candidates for development, and establishing arrangements with third parties for the manufacture of initial quantities of its product candidates and component materials, as well as sponsoring and conducting clinical trials up to Phase 2b. Barinthus Bio has not yet demonstrated its ability to successfully complete clinical trials beyond Phase 2b, obtain marketing approvals, manufacture a commercial-scale product or arrange for a third party to do so on Barinthus Bio’s behalf, or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about Barinthus Bio’s future success or viability may not be as accurate as they could be if Barinthus Bio had a longer operating history.
In addition, Barinthus Bio may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. Barinthus Bio will need to transition at some point from a company with a research and development focus to a company capable of supporting additional commercial activities. Barinthus Bio may not be successful in such a transition.
Barinthus Bio will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force Barinthus Bio to delay, limit or terminate its product development efforts or other operations.
Barinthus Bio is currently advancing current and future product candidates based on its proprietary synthetic platform, SNAP-TI, and its other technologies through clinical development. Developing and commercializing products for therapeutic indications is expensive, and it does not expect to generate meaningful product revenues in the foreseeable future.
As of September 30, 2025, Barinthus Bio’s cash, cash equivalents and restricted cash were $75.7 million. Based on Barinthus Bio’s current business plan, its management believes that Barinthus Bio has sufficient cash and other financial resources to support its operations into the start of 2027, without additional financing. Barinthus Bio’s fundraising efforts to raise additional capital may divert its management from their day-to-day activities, which may adversely affect its ability to develop its platforms. In addition, Barinthus Bio cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to Barinthus Bio, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of its existing shareholders and the issuance of additional securities, whether equity or debt, by it, or the possibility of such issuance, may cause the market price of its shares to decline. The sale of additional equity or convertible securities would dilute Barinthus Bio’s stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and Barinthus Bio may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Barinthus Bio could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and it may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to it, any of which may have a material adverse effect on its business, operating results and prospects.
If Barinthus Bio is unable to obtain funding on a timely basis, it may be required to revise its current business plan and strategy, which may result in Barinthus Bio significantly curtailing, delaying or discontinuing one or more of its clinical trials, decreasing headcount or may result in Barinthus Bio being unable to expand its operations or otherwise capitalize on its business opportunities. As a result, Barinthus Bio’s business, financial condition and results of operations could be materially affected.
Raising additional capital may cause dilution to Barinthus Bio’s existing shareholders, restrict Barinthus Bio’s operations or require Barinthus Bio to relinquish rights to its technologies or product candidates.
Barinthus Bio expects its expenses to increase in connection with its planned operations. Unless and until Barinthus Bio can generate a substantial amount of revenue from its product candidates, Barinthus Bio expects to finance its future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing. In addition, Barinthus Bio may seek additional capital due to favorable market conditions or strategic considerations, even if Barinthus Bio believes that it has sufficient funds for its current or future operating plans.
To the extent that Barinthus Bio raises additional capital through the sale of ordinary shares, convertible securities or other equity securities, your ownership interest may be diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common shareholder. In addition, debt financing, if available, may result in fixed payment obligations and may involve agreements that include restrictive covenants that limit Barinthus Bio’s ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact Barinthus Bio’s ability to conduct its business. In addition, securing financing could require a substantial amount of time and attention from Barinthus Bio’s management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect Barinthus Bio’s management’s ability to oversee the development of its product candidates.
If Barinthus Bio raises additional funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, Barinthus Bio may have to relinquish valuable rights to its technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to it. If Barinthus Bio is unable to raise additional funds when needed, it would be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to third parties to develop and market its product candidates that it would otherwise prefer to develop and market itself.

Barinthus Bio may require substantial additional funding in the future. If Barinthus Bio is unable to raise capital when needed, Barinthus Bio would be compelled to delay, reduce or eliminate its product development programs or commercialization efforts.
Since its inception, Barinthus Bio has invested a significant portion of its efforts and financial resources in research and development activities for its platforms and its product candidates developed using its platforms. Preclinical studies, clinical trials and additional research and development activities will require substantial funds to complete. Barinthus Bio expects the research and development expenses for its programs to increase in parallel with the ongoing activities, particularly as Barinthus Bio continues its preclinical and clinical development activities to identify new product candidates and conduct clinical trials of, and seek marketing approval for, its product candidates. In addition, if Barinthus Bio obtains marketing approval for any of its product candidates, it expects to incur significant commercialization expenses related to product launch, product sales, marketing, manufacturing and distribution. Furthermore, Barinthus Bio expects to incur significant additional costs associated with operating as a public company. Accordingly, Barinthus Bio will need to obtain substantial additional funding in connection with its continuing operations.
However, Barinthus Bio has estimated its current additional funding needs based on assumptions that may prove to be wrong. Additionally, changing circumstances may cause Barinthus Bio to consume capital significantly faster than it currently anticipates, and Barinthus Bio may need to spend more money than currently expected because of circumstances beyond its control. Barinthus Bio cannot be certain that additional funding will be available on acceptable terms, or at all. Until such time, if ever, as Barinthus Bio can generate substantial product revenue, it expects to finance its operations through a combination of public or private equity offerings, debt financings, governmental funding, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If Barinthus Bio is unable to raise capital or generate revenue when needed or on attractive terms, Barinthus Bio would be forced to delay, reduce or eliminate its discovery and preclinical development programs or any future commercialization efforts.
Barinthus Bio had cash, cash equivalents and restricted cash of $75.7 million as of September 30, 2025. Barinthus Bio’s future capital requirements will depend on many factors, including:

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the scope, progress, results and costs of researching and developing Barinthus Bio’s current and future product candidates and programs, and of conducting preclinical studies and clinical trials;

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the number and development requirements of other product candidates that Barinthus Bio may pursue, and of other indications for Barinthus Bio’s current product candidates that it may pursue;

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the stability, scale and yield of future manufacturing processes as Barinthus Bio scale-up production and formulation of its product candidates either internally or externally for later stages of development and commercialization;

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the timing of, success achieved and the costs involved in obtaining regulatory and marketing approvals and developing Barinthus Bio’s ability to establish license or sale transactions and/or sales and marketing capabilities, if any, for its current and future product candidates if clinical trials and approval processes are successful;

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Barinthus Bio’s ability to establish and maintain collaborations, strategic licensing or other arrangements and the financial terms of such agreements;

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the costs of future commercialization activities, including product launch, product sales, marketing, manufacturing and distribution, for any of Barinthus Bio’s current and future product candidates for which it receives marketing approval;

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the timing, receipt and amount of commercial sales revenues, milestones or royalties or other income from, Barinthus Bio’s future products, should any of its product candidates receive marketing approval;

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the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting Barinthus Bio’s intellectual property rights and defending intellectual property-related claims including litigation costs and any damages awarded in such litigation; and

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the emergence and success or otherwise of competing autoimmune therapies and other market developments.

Identifying potential product candidates, manufacturing them and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Barinthus Bio may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Barinthus Bio’s product candidates, if approved, may not achieve commercial success. Barinthus Bio’s commercial revenues, if any, will be derived from sales of products that it does not expect to be commercially available for many years, if at all. Accordingly, Barinthus Bio will need to continue to rely on additional financing to achieve its business objectives. Adequate additional financing may not be available to it on acceptable terms, or at all.
Recent volatility in capital markets and lower market prices for many securities may affect Barinthus Bio’s ability to access new capital through sales of shares of its ordinary shares or issuance of indebtedness, which may harm its liquidity, limit its ability to grow its business, pursue acquisitions or improve its operating infrastructure and restrict its ability to compete in its markets.
Barinthus Bio’s operations consume substantial amounts of cash, and Barinthus Bio intends to continue to make significant investments to support its business growth, respond to business challenges or opportunities, develop new product candidates, maintain optimal levels of personnel, enhance its operating infrastructure, and potentially acquire complementary businesses and technologies. Barinthus Bio’s future capital requirements may be significantly different from its current estimates and will depend on many factors, including the need to:

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finance unanticipated working capital requirements;

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develop or enhance Barinthus Bio’s technological infrastructure and Barinthus Bio’s existing solutions;

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pursue acquisitions or other strategic relationships; and

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respond to competitive pressures.

Accordingly, Barinthus Bio may need to pursue equity or debt financings to meet its capital needs. With uncertainty in the capital markets and other factors, such financing may not be available on terms favorable to it or at all. If Barinthus Bio raises additional funds through further issuances of equity or convertible debt securities, its existing stockholders could suffer significant dilution, and any new equity securities it issues could have rights, preferences, and privileges superior to those of holders of its ordinary shares. Any debt financing secured by Barinthus Bio in the future could involve additional restrictive covenants relating to its capital-raising activities and other financial and operational matters, which may make it more difficult for it to obtain additional capital and to pursue its business opportunities, including potential acquisitions. If Barinthus Bio is unable to obtain adequate financing or financing on terms satisfactory to it, Barinthus Bio could face significant limitations on its ability to invest in its operations and otherwise suffer harm to its business.
Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Barinthus Bio’s current and projected business operations and its financial condition and results of operations.
Actual national and international events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.
Although Barinthus Bio assesses its banking relationships as Barinthus Bio believes necessary or appropriate, its access to funding sources and other credit arrangements in amounts adequate to finance or capitalize its current and projected future business operations could be significantly impaired by factors that affect Barinthus Bio, the financial institutions with which Barinthus Bio has financial arrangements directly, or the financial services industry or the global economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry or the life sciences industry. These factors could involve financial institutions or financial services industry companies with which Barinthus Bio has financial or business relationships, but could also include factors involving financial markets or the financial services industry or life sciences industry generally.
The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on Barinthus Bio’s current and projected business operations and its financial condition and results of operations. These could include, but may not be limited to, the following:

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delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

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delays, inability or reductions in Barinthus Bio’s ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;

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potential or actual breach of contractual obligations that require Barinthus Bio to maintain letters of credit or other credit support arrangements; or

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termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for Barinthus Bio to acquire financing on acceptable terms or at all. Any decline in available funding or access to Barinthus Bio’s cash and liquidity resources could, among other risks, adversely impact its ability to meet its operating expenses, its financial obligations or fulfill its other obligations, result in breaches of its financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on Barinthus Bio’s liquidity and its current and/or projected business operations and financial condition and results of operations.
In addition, any further deterioration in the macroeconomic economy or financial services industry or life sciences industry could lead to losses or defaults by Barinthus Bio’s third-party manufacturers or suppliers, which in turn, could have a material adverse effect on its current and/or projected business operations and results of operations and financial condition. For example, a third-party manufacturer or supplier may default under their agreements with Barinthus Bio, become insolvent or declare bankruptcy, or determine that they will no longer deal with Barinthus Bio as a customer. In addition, a third-party manufacturer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on Barinthus Bio, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any third-party manufacturer or supplier bankruptcy or insolvency, or any breach or default by a third-party manufacturer or supplier, or the loss of any significant third-party manufacturer or supplier relationships, could result in material losses to Barinthus Bio and may have a material adverse impact on its business.
Risks Related to Barinthus Bio’s Business and Industry and Risks Related to Clinical Development
If Barinthus Bio is unable to advance its current or future product candidates into and through clinical trials, obtain marketing approval or reimbursement and ultimately commercialize any product candidates it develops, or experience significant delays in doing so, its business will be materially harmed.
All of Barinthus Bio’s product candidates are in early stages of development, including its lead product candidate VTP-1000, and as such will require extensive preclinical and clinical testing, as applicable. Product candidates may not meet targeted clinical or safety endpoints during clinical trials, such as Barinthus Bio’s MVA-based influenza vaccine candidate, VTP-100, which did not meet defined primary clinical endpoints in two concurrent Phase 2b trials and Barinthus Bio subsequently discontinued further development of this program. Barinthus Bio’s ability to generate product revenues, which it does not expect to occur for several years, if ever, will depend heavily on the successful development and eventual commercialization or out-license of the product candidates it develops, which may never occur. Before Barinthus Bio is able to generate any revenues from product sales, its current product candidates, and any future product candidates it develops, will require additional preclinical and clinical development, management of preclinical, clinical, and manufacturing activities, marketing approval in the United States and other markets, the demonstration of effectiveness to pricing and reimbursement authorities, the obtaining of sufficient manufacturing supply of product for both clinical development and commercial sales, the building of a commercial organization, and substantial investment in significant marketing efforts for product launch. The success of Barinthus Bio’s current and future product candidates will depend on several factors, including the following:

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successful completion, with sufficient safety and efficacy profiles, of preclinical studies and clinical trials;

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sufficiency of Barinthus Bio’s financial and other resources to complete the necessary preclinical studies and clinical trials;

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acceptance of INDs or equivalent clinical trial authorizations in other regions for Barinthus Bio’s planned clinical trials or future clinical trials;

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successful enrollment and completion of Barinthus Bio’s ongoing and future clinical trials;

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sufficient data from Barinthus Bio’s clinical program that support an acceptable risk-benefit profile of Barinthus Bio’s product candidates in the intended populations;

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receipt and maintenance of marketing authorizations from applicable regulatory authorities;

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scale-up of Barinthus Bio’s manufacturing processes and formulation of Barinthus Bio’s product candidates for later stages of development and commercialization;

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establishing Barinthus Bio’s own manufacturing capabilities or agreements with third-party manufacturers for clinical supply for Barinthus Bio’s clinical trials and commercial manufacturing, if Barinthus Bio’s product candidate is approved;

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ability to develop product candidate designs and formulations that provide sufficient genetic and thermal stability for long term storage and shipment to meet market requirements;

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entry into collaborations, where needed, to further the development of Barinthus Bio’s product candidates;

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obtaining and maintaining patent and trade secret protection or regulatory exclusivity for Barinthus Bio’s product candidates;

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successful launch of Barinthus Bio’s product candidates, if and when approved to generate product sales;

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acceptance of the product candidate’s benefits and uses, if and when approved, by patients, the medical community and third-party payors;

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the prevalence and severity of adverse events experienced with Barinthus Bio’s product candidates;

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maintaining a continued acceptable benefit/risk profile of the product candidates following authorization;

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effectively competing with other therapies, including new therapies that may be developed and approved;

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obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors;

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qualifying for, maintaining, enforcing, and defending intellectual property rights and claims; and

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the risk that foreign regulatory authorities may not authorize Barinthus Bio’s clinical trial protocols and other clinical trial documentation, including manufacturing documentation, even when previously authorized by the FDA, EMA or MHRA, which could lead to a delay in starting such clinical trials. For example, Barinthus Bio’s HBV002 clinical trial conducted in South Korea experienced delays due to additional regulatory review of Barinthus Bio’s clinical protocol. Barinthus Bio has limited experience obtaining such approvals in foreign jurisdictions and therefore may need more time to navigate the regulatory process as a result.

Barinthus Bio does not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to its intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If Barinthus Bio is not successful with respect to one or more of these factors in a timely manner or at all, Barinthus Bio could experience significant delays or an inability to successfully commercialize the product candidates it develops, which would materially harm its business.
Clinical development involves a lengthy and expensive process with uncertain outcomes, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. Barinthus Bio may encounter substantial delays in clinical trials, or may not be able to conduct or complete clinical trials on the expected timelines, if at all. If its preclinical studies and clinical trials are not sufficient to support marketing authorization of any of its product candidates, it may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.
Barinthus Bio may experience delays in obtaining the FDA’s or other regulatory agencies authorization to initiate clinical trials under future INDs, completing ongoing preclinical studies of its other product candidates, and initiating its planned preclinical studies and clinical trials. Additionally, Barinthus Bio cannot be certain that preclinical studies or clinical trials for its product candidates will begin on time, not require redesign, enroll an adequate number of participants on time, or be completed on schedule, if at all. Barinthus Bio may experience numerous adverse or unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent Barinthus Bio’s ability to receive marketing authorization or commercialize its product candidates, including:

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Barinthus Bio may receive feedback from regulatory authorities that requires Barinthus Bio to modify the design of Barinthus Bio’s clinical trials;

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new treatments may become standard of care during the process of completing a clinical trial, which may impact the initial clinical trial design or future patient care pathways;

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significant changes in relevant regulatory requirements may cause a delay in the start of a clinical trial, due to additional requirements needing to be met;

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clinical trials of Barinthus Bio’s product candidates may produce negative or inconclusive results, and Barinthus Bio may decide, or regulators may require Barinthus Bio, to conduct additional clinical trials or abandon Barinthus Bio’s research efforts for Barinthus Bio’s other product candidates;

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clinical trials of Barinthus Bio’s product candidates may not produce differentiated or clinically significant results across the disease areas that Barinthus Bio focuses on;

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the number of participants required for clinical trials of Barinthus Bio’s product candidates may be larger than Barinthus Bio anticipates, enrollment in these clinical trials may be slower than Barinthus Bio anticipates or participants may drop out of Barinthus Bio’s clinical trials at a higher rate than Barinthus Bio anticipates;

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Barinthus Bio’s third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls or be unable to provide Barinthus Bio with sufficient or timely product supply to conduct and complete preclinical studies or clinical trials of Barinthus Bio’s product candidates in a timely manner, or at all;

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Barinthus Bio or Barinthus Bio’s investigators might have to suspend or terminate clinical trials of Barinthus Bio’s product candidates for various reasons, including non-compliance with regulatory requirements, a finding that Barinthus Bio’s product candidates have undesirable side effects or other unexpected characteristics or a finding that the participants are being exposed to unacceptable health risks;

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the cost of clinical trials of Barinthus Bio’s product candidates may be greater than Barinthus Bio anticipates, for example, if Barinthus Bio experiences delays or challenges in identifying participants with the eligibility criteria required for Barinthus Bio’s clinical trials, Barinthus Bio may have to reimburse sites for the cost of testing of additional participants in order to encourage enrollment of additional participants;

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the quality of Barinthus Bio’s product candidates or other materials necessary to conduct preclinical studies or clinical trials of Barinthus Bio’s product candidates may be insufficient or inadequate, and any transfer of manufacturing activities may require unforeseen manufacturing or formulation changes;

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regulators may revise the requirements for approving Barinthus Bio’s product candidates, or such requirements may not be as Barinthus Bio anticipates; and

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future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for Barinthus Bio.

In addition, even after any of Barinthus Bio’s product candidates obtain regulatory marketing authorization, the announcement of adverse events observed in individuals who receive these products may impact public perception and may result in increased regulatory scrutiny across its platform. If Barinthus Bio is required to conduct additional clinical trials or other testing of its product candidates beyond those that it currently contemplates, if Barinthus Bio is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only moderately positive or if there are safety concerns, Barinthus Bio’s business and results of operations may be adversely affected and it may incur significant additional costs.
Barinthus Bio could also encounter delays if a clinical trial is suspended or terminated by it, by the IRBs, or ethics committees of the institutions in which such clinical trials are being conducted, or by the FDA or other regulatory authorities, or suspended or terminated based on recommendations by the Data Safety Monitoring Board or equivalent for such clinical trial.
Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Barinthus Bio’s clinical trial protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from the product candidates, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, any disclosure of negative data of clinical trials being conducted by Barinthus Bio’s collaborators could have an adverse impact on Barinthus Bio’s business.
Moreover, principal investigators for Barinthus Bio’s future clinical trials may serve as scientific advisors or consultants to Barinthus Bio from time to time and receive compensation in connection with such services. Under certain circumstances, Barinthus Bio may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Barinthus Bio and a principal investigator has created a conflict of interest or otherwise affected interpretation of the clinical trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Barinthus Bio’s marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of Barinthus Bio’s product candidates.
If Barinthus Bio experiences delays in the completion of any preclinical study or clinical trial of its product candidates, or its preclinical studies or clinical trials are terminated, the commercial prospects of its product candidates may be harmed, and its ability to generate revenues from any of these product candidates will be delayed or not realized at all. In addition, any delays in completing Barinthus Bio’s preclinical studies or clinical trials may increase Barinthus Bio’s costs, slow down its product candidate development and authorization procedure and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may significantly harm its business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization for Barinthus Bio’s product candidates. If one or more of Barinthus Bio’s product candidates generally prove to be ineffective, unsafe or commercially unviable, this would have a material and adverse effect on Barinthus Bio’s business, financial condition, results of operations and prospects.
Interim, “topline,” and preliminary data from Barinthus Bio’s clinical trials that it announces or publish from time to time may change as more participant data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Barinthus Bio may publicly disclose preliminary or “topline” data from its preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change, following a more comprehensive review of the more complete data related to the particular study or trial. Barinthus Bio also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline or preliminary results that Barinthus Bio reports may differ from future results of the same studies or clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Barinthus Bio previously published. As a result, topline data should be viewed with caution until the final data is available. From time to time, Barinthus Bio may also disclose interim data from its clinical trials. Interim data from clinical trials that Barinthus Bio may complete are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available or as participants from its clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm Barinthus Bio’s business prospects. Further, disclosure of interim data by Barinthus Bio or by its competitors could result in volatility in the price of Barinthus ADSs.
Further, others, including regulatory authorities, may not accept or agree with Barinthus Bio’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and Barinthus Bio in general. In addition, the information Barinthus Bio chooses to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and shareholders may not agree with what Barinthus Bio determines is material or otherwise appropriate information to include in Barinthus Bio’s disclosure.
If the interim, topline, or preliminary data that Barinthus Bio reports differ from more complete results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain marketing authorization for, and commercialize, its product candidates may be harmed, which could harm its business, operating results, prospects or financial condition.
Barinthus Bio’s product candidates are based on a novel approach to the treatment of autoimmunity, which makes it difficult to predict the time and cost of product candidate development.
Barinthus Bio has concentrated its research and development efforts on components of its proprietary platforms to develop product candidates that promote immune tolerance for suppressing unwanted inflammation. Barinthus Bio’s future success depends on the successful development of these platforms. There can be no assurance that any development problems Barinthus Bio experiences in the future will not cause significant delays or unanticipated costs, or that such development problems can be solved. Should Barinthus Bio encounter development problems, including unfavorable preclinical or clinical trial results, the FDA or foreign regulatory authorities may refuse to approve Barinthus Bio’s product candidates, or may require additional information, tests, or trials, which could significantly delay product development and significantly increase Barinthus Bio’s development costs. Moreover, even if Barinthus Bio is able to provide the requested information or trials to the FDA, there would be no guarantee that the FDA would accept them or approve Barinthus Bio’s product candidates. Barinthus Bio may also experience delays in developing a sustainable, reproducible and scalable manufacturing process, or developing other testing and manufacturing methods, which may prevent Barinthus Bio from completing its clinical trials or commercializing its product candidates on a timely or profitable basis, if at all.
In addition, the clinical trial requirements of the FDA and comparable foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The FDA and comparable foreign regulatory authorities have limited experience with the approval of novel immunotherapies. Any novel immunotherapies that are approved may be subject to extensive post- approval regulatory requirements, including requirements pertaining to manufacturing, distribution and promotion. Barinthus Bio may need to devote significant time and resources to compliance with these requirements.
Difficulty in enrolling participants could delay or prevent clinical trials of Barinthus Bio’s product candidates and prevent Barinthus Bio from realizing the full commercial potential of any products it may develop.
Identifying and qualifying participants to participate in clinical trials of Barinthus Bio’s product candidates is critical to its success. The timing of completion of Barinthus Bio’s clinical trials depends in part on the speed at which Barinthus Bio can recruit participants to participate in testing its product candidates, and Barinthus Bio may experience delays in its clinical trials if Barinthus Bio encounters difficulties in enrollment. Barinthus Bio may not be able to initiate or continue clinical trials for its product candidates if it is unable to locate and enroll a sufficient number of eligible participants to participate in these trials as required by the FDA, the EMA or other foreign regulatory authorities. Barinthus Bio cannot anticipate the next pandemic or how that may or may not impact future clinical trial enrollment. In addition, some of Barinthus Bio’s competitors have ongoing clinical trials for product candidates that treat the same indications as its product candidates, and participants who would otherwise be eligible for its clinical trials may instead enroll in clinical trials of its competitors’ product candidates.
The enrollment of patients and participants further depends on many factors, including:

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the phase of clinical testing;

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the proximity of participants to clinical trial sites;

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the increased inconvenience to patients by participating in a clinical trial, such as increased doctor visits, missed work, travel costs and time;

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the design of the clinical trial, including the number of site visits, whether the clinical trial includes a placebo arm and invasive assessments required;

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Barinthus Bio’s ability to recruit clinical trial investigators with the appropriate competencies and experience;

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Barinthus Bio’s ability to obtain and maintain participant consents;

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reporting of the preliminary results of any of Barinthus Bio’s clinical trials;

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the risk that participants enrolled in clinical trials will drop out of the clinical trials before clinical trial completion; and

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factors Barinthus Bio may not be able to control, such as potential pandemics that may limit participants, principal investigators or staff or clinical site availability.

Since the number of qualified clinical investigators is limited, Barinthus Bio expects to conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of participants who are available for Barinthus Bio’s clinical trials at such clinical trial sites. Moreover, because certain of Barinthus Bio’s product candidates represent a departure from more commonly used methods for treatment of disease, and because certain of Barinthus Bio’s product candidates have not been tested in humans before, potential participants and their doctors may be inclined to use conventional therapies, rather than enroll participants in a future clinical trial.

If Barinthus Bio experiences delays in the completion or termination of any clinical trial of its product candidates, the commercial prospects of its product candidates will be harmed, and Barinthus Bio’s ability to generate product revenue from any of these product candidates could be delayed or prevented.
Barinthus Bio’s product candidates may cause serious adverse events, serious side effects or have other properties that could halt their clinical development, prevent their marketing authorization, require expansion of the trial size, limit their commercial potential or result in significant negative consequences.
Serious side effects caused by Barinthus Bio’s product candidates could cause it or regulatory authorities, including IRBs and ethics committees, to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of marketing authorization by the FDA, the EMA or other comparable foreign regulatory authorities. Further, clinical trials by their nature utilize a sample of the potential patient population. Because of Barinthus Bio’s dose escalation design for its clinical trials, undesirable side effects in initial cohorts could also result in the need to expand the size of its clinical trials, increasing the expected costs and timeline of its clinical trials. Results of Barinthus Bio’s clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. If Barinthus Bio does observe serious side effects in its clinical trials, its ongoing clinical trials may be halted or put on clinical hold prior to completion if there is an unacceptable safety risk for participants.
If unacceptable toxicities arise in the development of Barinthus Bio’s product candidates, Barinthus Bio could suspend or terminate its trials or the FDA, the EMA or other comparable foreign regulatory authorities, or local regulatory authorities such as IRBs or ethics committees, could order Barinthus Bio to cease clinical trials. Competent national health authorities, such as the FDA, could also deny approval of Barinthus Bio’s product candidates for any or all targeted indications and if an approval is granted for an indication, the regulatory authority may require Barinthus Bio to include a warning in the patient information leaflet. Even if the side effects presented do not preclude the product from obtaining or maintaining marketing authorization, treatment-related side effects could also affect participant recruitment for a clinical trial, or the ability of enrolled participants to complete their participation in a clinical trial or result in potential product liability claims, particularly if they have not been described in the patient information leaflet. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff.
Risks Related to Barinthus Bio’s Approach
The market opportunities for certain of Barinthus Bio’s product candidates may be relatively small as it may be limited to those patients who are ineligible for or have failed prior treatments and Barinthus Bio’s estimates of the prevalence of its target patient populations may be inaccurate.
Immunotherapies for treating patients with autoimmune and other inflammatory diseases are sometimes staged based on disease severity or may be characterized by line of therapy (first line, second line, third line, fourth line, etc.), and the regulatory authorities, including the FDA, often approve new therapies initially only for a particular line or lines of use. Barinthus Bio’s VTP-1000 based on SNAP-TI is at an early stage of development and there is currently uncertainty as to how it may fit into existing treatment paradigms. Barinthus Bio expects to seek approval of VTP-1000 as a first line therapy.
Barinthus Bio’s projections of both the number of people who have the disease that it is targeting, as well as the subset of people with these conditions in a position to receive a particular line of therapy and who have the potential to benefit from treatment with Barinthus Bio’s product candidates, are based on Barinthus Bio’s beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, commissioned reports, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of these conditions. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for Barinthus Bio’s product candidates may be limited or may not be amenable to treatment with its product candidates. Even if Barinthus Bio obtains significant market share for its product candidates within Barinthus Bio’s addressable patient population, because the potential target populations are small, it may never achieve profitability without obtaining marketing authorization for additional indications, including use as first or second line therapy.

Negative developments in the field of immunotherapeutics could damage public perception of any of Barinthus Bio’s product candidates and negatively affect its business.
The commercial success of Barinthus Bio’s product candidates will depend in part on public acceptance of the use of immunotherapies and nanoparticle-based antigen-delivery platforms. Adverse events in clinical trials of VTP-1000, or in clinical trials of similar products developed by others and the resulting publicity, as well as any other negative developments in the field of immunotherapeutics that may occur in the future, including in connection with competitor therapies, could result in a decrease in demand for any product candidates that Barinthus Bio may develop. These events could also result in the suspension, discontinuation, or clinical hold of or modification to Barinthus Bio’s clinical trials. If public perception is influenced by claims that the use of immunotherapies is unsafe, whether related to Barinthus Bio’s therapies or those of Barinthus Bio’s competitors, Barinthus Bio’s product candidates may not be accepted by the general public or the medical community and potential clinical trial participants may be discouraged from enrolling in its clinical trials. In addition, responses by national or state governments to negative public perception may result in new legislation or regulations that could limit Barinthus Bio’s ability to develop or commercialize any product candidates, obtain or maintain marketing authorization or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on Barinthus Bio’s business, financial condition, prospects and results of operations and may delay or impair the development and commercialization of its product candidates or demand for any products it may develop. As a result, Barinthus Bio may not be able to continue or may be delayed in conducting its development programs.
Barinthus Bio’s VTP-1000 utilizes SNAP-TI to induce immune tolerance. Adverse developments in clinical trials of other immunotherapy products that promote antigen-specific immune tolerance, may result in a disproportionately negative effect for Barinthus Bio’s platform, as compared to other products within the I&I field that do not rely on antigen-specific immune tolerance. Future negative developments in the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of Barinthus Bio’s products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for Barinthus Bio’s product candidates.
Barinthus Bio may not be successful in its efforts to identify and successfully commercialize additional product candidates.
Part of Barinthus Bio’s strategy involves researching and developing novel product candidates. Barinthus Bio has developed a pipeline of product candidates and intend to pursue clinical development of additional product candidates. The process by which Barinthus Bio identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

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Barinthus Bio may not be able to assemble sufficient resources to acquire or discover additional product candidates;

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competitors may develop alternatives that render Barinthus Bio’s potential product candidates obsolete or less attractive;

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potential product candidates Barinthus Bio develops may nevertheless be covered by third parties’ patents or other exclusive rights;

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potential product candidates may, on further study, be shown to have harmful side effects, toxicities or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

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potential product candidates may not be effective in treating their targeted diseases or symptoms;

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the market for a potential product candidate may change so that the continued development of that product candidate is no longer reasonable;

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a potential product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; or

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the regulatory pathway for a potential product candidate is highly complex and difficult to navigate successfully or economically.

Developing, obtaining marketing authorization for and commercializing additional product candidates will require substantial additional funding and is prone to the risks of failure inherent in all medicinal product development. Barinthus Bio cannot provide any assurance that it will be able to successfully advance any of these additional product candidates through the development process, which is a risk that applies to all medicinal product development.
Barinthus Bio may expend its limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Barinthus Bio may choose to focus its efforts on and allocate resources to a potential product candidate that ultimately proves to be unsuccessful, or to license or purchase a marketed product that does not meet its financial expectations. As a result, Barinthus Bio may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for Barinthus Bio to retain sole development and commercialization rights. Barinthus Bio’s spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products because of the risks inherent in conducting clinical trials. If Barinthus Bio is unable to evaluate the commercial potential or target market for a particular product candidate, identify and successfully commercialize additional suitable product candidates, this would adversely impact Barinthus Bio’s business strategy and its financial position.
Risks Related to Sales, Marketing and Competition
Barinthus Bio faces substantial competition in an environment of rapid technological change, which may result in others discovering, developing, obtaining marketing authorization approval or commercializing products before or more successfully than Barinthus Bio does, which may adversely affect its financial condition and its ability to successfully market or commercialize its product candidates.
The biotechnology and pharmaceutical industries utilize rapidly advancing technologies and are characterized by intense competition. While Barinthus Bio believes that its scientific knowledge, platform technology and development expertise provide it with competitive advantages, Barinthus Bio faces potential competition from many different sources, including major pharmaceuticals, specialty pharmaceuticals and biotechnology companies, academic institutions and government agencies, as well as public and private research institutes that conduct research, development, manufacturing and commercialization. Many of Barinthus Bio’s competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, marketing authorizations and product marketing than Barinthus Bio does. In addition, many of these competitors are active in seeking patent protection and licensing arrangements in anticipation of collecting milestone payments and royalties for use of technology that they have developed. Barinthus Bio’s competitors may compete with Barinthus Bio in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and participant registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Barinthus Bio’s programs. As a result, Barinthus Bio’s competitors may discover, develop, license or commercialize products before or more successfully than Barinthus Bio does.
Product candidates that Barinthus Bio successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Specifically, Barinthus Bio expects that its product candidates based on SNAP-TI will compete against alternative or more conventional approaches, including anti-inflammatory compounds, monoclonal antibodies against cytokines or other pathways, immune cell depletion regimens (e.g., antibodies, CAR-T cells and T cell engagers) immunomodulatory small molecules, transgenic T cells, genetic therapies and other antigen-specific immune tolerance therapies based on proteins, DNA, RNA and peptides or other technologies.

If Barinthus Bio’s product candidates are approved for the indications for which it is currently conducting or planning clinical trials, they will likely compete with the competitor products mentioned above and with other products that are currently in development. Key product features that would affect Barinthus Bio’s ability to effectively compete with other therapeutics include the safety, efficacy, formulation, stability, and convenience of Barinthus Bio’s products. Barinthus Bio’s competitors may obtain patent protection or other intellectual property rights that limit its ability to develop or commercialize its product candidates. The availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of Barinthus Bio’s products. Barinthus Bio’s competitors may also obtain marketing authorizations from the FDA or other regulatory authorities for their products more rapidly than Barinthus Bio may obtain approval for its, which could result in Barinthus Bio’s competitors establishing a strong market position before Barinthus Bio is able to enter the market.
Risks Related to the Development of Barinthus Bio’s Product Candidates
Barinthus Bio’s preclinical studies and clinical trials may fail to demonstrate adequately the safety, potency, purity, and efficacy of any of its product candidates, which would prevent or delay development, marketing authorization and commercialization. Furthermore, success in preclinical studies or clinical trials may not be indicative of results in future clinical trials for the same or other product candidates.
Before obtaining marketing authorization for the commercial sale of Barinthus Bio’s product candidates, Barinthus Bio must demonstrate the safety, purity and potency of its investigational biologics and drugs for use in each target indication through lengthy, complex and expensive preclinical studies and clinical trials. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes, and, because Barinthus Bio’s product candidates are in an early stage of development, there is a high risk of failure and Barinthus Bio may never succeed in developing marketable products.
The results of preclinical studies and early clinical trials of Barinthus Bio’s product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals occurs under different conditions than testing in humans and therefore, the results of animal studies may not accurately predict human experience. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials.
Product candidates in later stages of clinical trials may fail to show the desired risk-benefit profile despite having progressed through preclinical studies and initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety or effectiveness in large-scale pivotal clinical trials. For example, VTP-100 demonstrated tolerability and immunogenicity during small Phase 1 clinical trials but did not demonstrate sufficient clinical activity during adequately powered Phase 2b clinical trials to warrant continued development of this product candidate. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later phase clinical trials due to lack of potency or efficacy, insufficient durability of potency or efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. The vast majority of product candidates that commence preclinical studies and early phase clinical trials are never approved as products.
Any preclinical studies or clinical trials that Barinthus Bio may conduct may not demonstrate the safety, potency, purity and efficacy necessary to obtain regulatory authorization to market Barinthus Bio’s product candidates. If the results of Barinthus Bio’s ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, potency, purity, and efficacy of Barinthus Bio’s product candidates, if Barinthus Bio does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with Barinthus Bio’s product candidates, Barinthus Bio may be prevented or delayed in obtaining marketing authorization for certain of its product candidates. In some instances, there can be significant variability in safety, potency, purity, or efficacy results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

As is the case with all investigational biologics and drugs, including novel immunotherapeutics such as those based on Barinthus Bio’s SNAP-TI platform, it is likely that there may be side effects associated with their use. Results of Barinthus Bio’s trials could reveal a high and unacceptable severity and prevalence of these side effects. In such an event, Barinthus Bio’s trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order Barinthus Bio to cease further development of or deny authorization of certain of its product candidates for any or all targeted indications. Treatment-related side effects could also affect participant recruitment or the ability of enrolled participants to complete the trial or result in potential product liability claims. Any of these occurrences may harm Barinthus Bio’s business, financial condition and prospects significantly.
Additionally, some of the clinical trials Barinthus Bio conducts may be open-label in trial design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of Barinthus Bio’s product candidates for which it includes an open-label clinical trial when studied in a controlled environment with a placebo or active control.
Even if Barinthus Bio obtains marketing authorization for its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, and others in the medical community.
The use of novel immunotherapeutics, such as Barinthus Bio’s SNAP-TI product candidate to target the treatment and prevention of autoimmune diseases is a recent development and may not become broadly accepted by physicians, patients, hospitals and others in the medical community. Various factors will influence whether Barinthus Bio’s product candidates are accepted in the market, including:

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the clinical indications for which Barinthus Bio’s product candidates are licensed;

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physicians, hospitals and patients considering Barinthus Bio’s product candidates as a safe and effective treatment;

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the potential and perceived advantages of Barinthus Bio’s product candidates over alternative treatments, including the adoption of its treatment as the standard of care;

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Barinthus Bio’s ability to demonstrate the advantages of Barinthus Bio’s product candidates over other medicines;

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the prevalence and severity of any side effects;

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the prevalence and severity of any side effects for other immunotherapeutics and public perception of other immunotherapeutics;

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the prevalence and severity of any side effects for other nanoparticle-based therapeutics and public perception of other nanoparticle-based therapeutics;

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the prevalence and severity of any side effects for other antigen-specific immune tolerance therapies or those utilizing rapamycin and public perception of other antigen-specific immune tolerance therapies and those utilizing rapamycin;

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product labeling or product insert requirements of the FDA or other regulatory authorities;

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limitations or warnings contained in the approved labeling;

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the timing of market introduction of Barinthus Bio’s product candidates as well as competitive products;

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the cost of treatment in relation to alternative treatments;

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the availability of adequate coverage, reimbursement and pricing by third-party payors and government authorities;

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the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

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relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

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the effectiveness of Barinthus Bio’s sales and marketing efforts.

If Barinthus Bio’s product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals or others in the medical community, Barinthus Bio will not be able to generate significant revenue.
In addition, although Barinthus Bio’s product candidates differ in certain ways from other immunotherapeutic based approaches, serious adverse events or deaths in other clinical trials involving immunotherapeutic based product candidates, even if not ultimately attributable to Barinthus Bio’s product or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of Barinthus Bio’s product candidates, stricter labeling requirements for those product candidates that are licensed, and a decrease in demand for any such product candidates.
Even if Barinthus Bio’s products achieve market acceptance, it may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its products, are more cost effective or render its products obsolete.
Barinthus Bio currently has no marketing and sales organization and has no experience in marketing products. If Barinthus Bio is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, if approved, Barinthus Bio may not be able to generate product revenue.
Barinthus Bio currently has no sales, marketing or distribution capabilities and has no experience in marketing products. Barinthus Bio intends to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. Barinthus Bio will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. There are risks involved with both establishing Barinthus Bio’s own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch.
If Barinthus Bio is unable or decides not to establish internal sales, marketing and distribution capabilities, it will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of Barinthus Bio’s products, if approved. However, there can be no assurance that Barinthus Bio will be able to establish or maintain such arrangements on favorable terms or if at all, or if it is able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue Barinthus Bio receives will depend upon the efforts of such third parties, which may not be successful. Barinthus Bio may have little or no control over the marketing and sales efforts of such third parties and its revenue from product sales may be lower than if it had commercialized its product candidates itself. Barinthus Bio also faces competition in its search for third parties to assist it with the sales and marketing efforts of its product candidates.
There can be no assurance that Barinthus Bio will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

Insurance policies are expensive and protect Barinthus Bio only from some business risks, which leaves it exposed to significant uninsured liabilities.
Barinthus Bio does not carry insurance for all categories of risk that its business may encounter. Some of the policies Barinthus Bio currently maintains include general liability, employment practices liability, property, umbrella, and directors’ and officers’ insurance.
Insurance coverage is becoming increasingly expensive and in the future Barinthus Bio may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses due to liability. Barinthus Bio does not carry specific biological or hazardous waste insurance coverage, and its property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, Barinthus Bio could be held liable for damages or be penalized with fines in an amount exceeding its resources, and its clinical trials or marketing authorizations could be suspended.
Barinthus Bio does not know if it will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require Barinthus Bio to pay substantial amounts, which would adversely affect its cash position and results of operations.
Risks Related to Barinthus Bio’s Reliance on Third Parties
Barinthus Bio relies, and expects to continue to rely, on third parties to conduct certain of its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Barinthus Bio may not be able to obtain marketing authorizations for, or commercialize, its product candidates and Barinthus Bio’s business could be substantially harmed.
Barinthus Bio utilizes and depends, and expects to continue to utilize and depend, upon independent investigators and collaborators, such as medical institutions, contract research organizations (“CROs”), contract manufacturing organizations (“CMOs”), and strategic partners to conduct and support certain of Barinthus Bio’s preclinical studies and clinical trials under agreements with Barinthus Bio.
Barinthus Bio expects to have to continue to negotiate budgets and contracts with CROs, trial sites and CMOs and Barinthus Bio may not be able to do so on favorable terms, which may result in delays to Barinthus Bio’s development timelines and increased costs. Barinthus Bio will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and Barinthus Bio controls only certain aspects of their activities. As a result, Barinthus Bio will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if it were relying entirely upon its own staff. Nevertheless, Barinthus Bio is responsible for ensuring that each of its preclinical studies and clinical trials is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and Barinthus Bio’s reliance on third parties does not relieve Barinthus Bio of its regulatory responsibilities. Barinthus Bio and these third parties are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development.
Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If Barinthus Bio, or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Barinthus Bio’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Barinthus Bio to perform additional clinical trials before approving its MMAs. Barinthus Bio cannot assure you that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP regulations. In addition, Barinthus Bio’s clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test participants. Barinthus Bio’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of participants may require Barinthus Bio to repeat clinical trials, which would delay the marketing authorization process. Moreover, Barinthus Bio’s business may be implicated if any of these third parties performing services or otherwise acting on its behalf violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting Barinthus Bio’s clinical trials are not and will not be its employees and, except for remedies available to Barinthus Bio’s under Barinthus Bio’s agreements with such third parties, Barinthus Bio cannot control whether or not they devote sufficient time and resources to its ongoing clinical and preclinical product candidates. These third parties may also have relationships with other commercial entities, including Barinthus Bio’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on Barinthus Bio’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Barinthus Bio’s clinical protocols or regulatory requirements or for other reasons, Barinthus Bio’s clinical trials may be extended, delayed or terminated and Barinthus Bio may not be able to complete development of, obtain marketing authorization for, or successfully commercialize, its product candidates. As a result, Barinthus Bio’s financial results and the commercial prospects for its product candidates would be harmed, Barinthus Bio’s costs could increase and Barinthus Bio’s ability to generate revenue could be delayed.
Switching or adding third parties to conduct Barinthus Bio’s preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact Barinthus Bio’s ability to meet its desired clinical development timelines.
Barinthus Bio may form or seek additional collaborations or strategic alliances or enter into additional licensing arrangements in the future, and it may not realize the benefits of such collaborations, alliances or licensing arrangements.
Barinthus Bio may form or seek additional strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that Barinthus Bio believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that Barinthus Bio may develop. Any of these relationships may require Barinthus Bio to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute Barinthus Bio’s existing shareholders or disrupt its management and business.
In addition, Barinthus Bio faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Barinthus Bio may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for its product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Barinthus Bio’s product candidates as having the requisite potential to demonstrate safety, potency, purity, and efficacy and obtain marketing approval.
Further, collaborations involving Barinthus Bio’s product candidates are subject to numerous risks, which may include the following:

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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of Barinthus Bio’s product candidates or may elect not to continue or renew development or commercialization of its product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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despite agreements, collaborators may develop Barinthus Bio’s product candidates to standards that only meet their local regulatory requirements and therefore clinical data cannot be applied in support regulatory submissions in other jurisdictions;

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collaborators in certain countries may require joint ventures to manufacture and commercialize products in their territory, which may increase costs, increase dilution to shareholders, and offer lack of clarity on revenue and intellectual property sharing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Barinthus Bio’s product candidates;

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a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend Barinthus Bio’s intellectual property rights or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose it to potential liability;

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disputes may arise between Barinthus Bio and a collaborator that cause the delay or termination of the research, development or commercialization of its product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaboration and grant funding agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering Barinthus Bio’s products that results from its collaborating with them, and in such cases, it would not have the exclusive right to commercialize such intellectual property.

As a result, if Barinthus Bio enters into additional collaboration agreements and strategic partnerships or licenses its product candidates, Barinthus Bio may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with Barinthus Bio’s existing operations and company culture, which could delay its timelines or otherwise adversely affect its business. Barinthus Bio also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to its product candidates could delay the development and commercialization of its product candidates in certain geographies for certain indications, which would harm its business prospects, financial condition and results of operations.
Barinthus Bio currently relies and expects to rely in the future on the use of manufacturing suites in third-party facilities or third parties to manufacture its product candidates, if approved. Barinthus Bio’s business could be harmed if Barinthus Bio is unable to use third-party manufacturing suites or if the third party manufacturers fail to provide Barinthus Bio with sufficient quantities of its product candidates or fail to do so at acceptable quality levels or prices.
Barinthus Bio does not currently own any facility that may be used as its clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture its product candidates. Barinthus Bio will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of its product candidates and it may not be able to do so on favorable terms. Barinthus Bio has not yet manufactured its product candidates on a commercial scale and may not be able to do so for any of its product candidates.
Manufacturing of synthetic products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of synthetic products often encounter difficulties in production, particularly in scaling up, validating the production process and assuring high reliability of the manufacturing process, including the absence of contamination. These problems include logistics and shipping, difficulties with production costs and yields, quality control, including lot consistency, stability of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if contaminants are discovered in Barinthus Bio’s supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Barinthus Bio cannot assure you that any stability failures or other issues relating to the manufacture of its product candidates will not occur in the future.

Barinthus Bio’s anticipated reliance on a limited number of third-party manufacturers exposes it to a number of risks, including the following:

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the production process for its product candidates is complex and requires specific know-how that only a limited number of CMOs can provide, as a result, Barinthus Bio competes with other companies in the field for the scarce capacities of these organizations and it may not be able to secure sufficient manufacturing capacity when needed;

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Barinthus Bio may be unable to identify manufacturers on acceptable terms, or at all because the number of potential manufacturers is limited and the FDA or other regulatory authorities may inspect any manufacturers for current cGMP compliance as part of Barinthus Bio’s marketing application;

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a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of Barinthus Bio’s product candidates;

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Barinthus Bio’s third-party manufacturers might be unable to timely manufacture its product candidates or produce the quantity and quality required to meet its clinical and commercial needs, if any;

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contract manufacturers may not be able to execute Barinthus Bio’s manufacturing procedures and other logistical support requirements appropriately;

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Barinthus Bio’s future contract manufacturers may not perform as agreed, may not devote sufficient resources to its product candidates or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products, if any;

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manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards and Barinthus Bio has no control over third-party manufacturers’ compliance with these regulations and standards;

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Barinthus Bio may not own, or may have to share, the intellectual property rights to any improvements made by its third-party manufacturers in the manufacturing process for its product candidates;

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Barinthus Bio’s third-party manufacturers could breach or terminate their agreements with it;

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Barinthus Bio’s third-party manufacturers may prioritize another customer’s needs in front of Barinthus Bio’s, especially in the event of a global pandemic;

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raw materials and components used in the manufacturing process, particularly those for which Barinthus Bio has no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects, may be in short supply, and may significantly increase in price;

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Barinthus Bio’s contract manufacturers and critical suppliers may be subject to inclement weather, pandemics, as well as natural or man- made disasters; and

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Barinthus Bio’s contract manufacturers may have unacceptable or inconsistent product quality success rates and yields, and it has no direct control over its contract manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel.

Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances Barinthus Bio, its collaborators or other third parties on which Barinthus Bio relies, depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. Barinthus Bio’s ability or the ability of its collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions or if the previously proposed federal legislation known as the BIOSECURE Act or a similar law were to be enacted.
Additionally, if any CMO with whom Barinthus Bio contracts fails to perform its obligations, Barinthus Bio may be forced to manufacture the materials itself, for which it may not have the capabilities or resources, or enter into an agreement with a different CMO, which it may not be able to do on reasonable terms, if at all. In either scenario, Barinthus Bio’s clinical trials or commercial distribution could be delayed significantly as it establishes alternative supply sources. In some cases, the technical skills required to manufacture Barinthus Bio’s products or product candidates may be unique or proprietary to the original CMO and Barinthus Bio may have difficulty, or there may be contractual restrictions prohibiting Barinthus Bio from, transferring such skills to a back-up or alternate supplier, or Barinthus Bio may be unable to transfer such skills at all. In addition, if Barinthus Bio is required to change CMOs for any reason, it will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. Barinthus Bio will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce Barinthus Bio’s product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect Barinthus Bio’s ability to develop product candidates or commercialize its products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of Barinthus Bio’s product candidate that such CMO owns independently. This would increase Barinthus Bio’s reliance on such CMO or require Barinthus Bio to obtain a license from such CMO in order to have another CMO manufacture its product candidates. In addition, in the case of the CMOs that supply Barinthus Bio’s product candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that Barinthus Bio conduct bridging or comparability studies between its prior clinical supply used in its clinical trials and that of any new manufacturer. Barinthus Bio may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.
Each of these risks could delay or prevent the completion of Barinthus Bio’s clinical trials or the approval of any of its product candidates by the FDA, EMA or other appropriate regulatory authorities and result in higher costs or adversely impact commercialization of its product candidates. In addition, Barinthus Bio will rely on third parties to perform certain specification tests on its product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA, or other regulatory authorities could place significant restrictions on Barinthus Bio until deficiencies are remedied.
Barinthus Bio’s manufacturing process needs to comply with FDA and comparable foreign regulatory authority regulations relating to the quality and reliability of such processes. Any failure to comply with relevant regulations could result in delays in or termination of its clinical programs and suspension or withdrawal of any marketing authorizations.
In order to commercially produce Barinthus Bio’s products either at its own facility or at a third party’s facility, Barinthus Bio will need to comply with the FDA’s cGMP regulations and guidelines and similar requirements from comparable foreign regulatory authorities. Barinthus Bio may encounter difficulties in achieving quality control and quality assurance and may experience shortages in qualified personnel. Barinthus Bio is subject to inspections by the FDA and comparable foreign regulatory authorities to confirm compliance with applicable regulatory requirements. Any failure to follow cGMP or other regulatory requirements or delay, interruption or other issues that arise in the manufacture, fill-finish, packaging, or storage of Barinthus Bio’s biologic products as a result of a failure of Barinthus Bio’s facilities or the facilities or operations of third parties to comply with regulatory requirements or pass any regulatory authority inspection could significantly impair Barinthus Bio’s ability to develop and commercialize its product candidates, including leading to significant delays in the availability of Barinthus Bio’s biological products for its clinical trials or the termination of or suspension of a clinical trial, or the delay or prevention of a filing or approval of marketing applications for its product candidates. Significant non-compliance could also result in the imposition of sanctions, including warning or untitled letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approvals for Barinthus Bio’s product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could damage Barinthus Bio’s reputation and its business.
If Barinthus Bio’s third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, Barinthus Bio may be liable for damages.
Barinthus Bio’s research and development activities involve the controlled use of potentially hazardous substances, including biological materials, by its third-party manufacturers. Its manufacturers are subject to national, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although Barinthus Bio believes that its manufacturers’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, Barinthus Bio cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Barinthus Bio may incur liability or local, city, state or national authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, Barinthus Bio could be held liable for damages or penalized with fines, and the liability could exceed its resources. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Barinthus Bio’s research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.
Risks Related to Government Regulation
The marketing authorization processes of the FDA, the EMA, MHRA and other comparable foreign regulatory authorities are lengthy, time-consuming, and inherently unpredictable, and if Barinthus Bio is ultimately unable to obtain marketing authorizations for its product candidates, or the marketing authorization is for a narrower indication than Barinthus Bio seeks, Barinthus Bio’s business will be substantially harmed.
The time required to obtain marketing approval from the FDA, the EMA, MHRA and other comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Barinthus Bio has not yet obtained a marketing authorization for any product candidate and it is possible that none of its current or future product candidates will ever obtain marketing authorizations.
Barinthus Bio’s current and future product candidates could fail to receive marketing authorizations for many reasons, including the following:

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the availability of financial resources to commence and complete planned clinical trials;

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the FDA, the EMA, MHRA or other comparable foreign regulatory authorities may disagree with the design or implementation of Barinthus Bio’s clinical trials;

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the data collected from clinical trials of Barinthus Bio’s product candidates may not be sufficient to support the submission of a BLA or NDA to the FDA, or an MAA to the EMA or other comparable submission to regulatory authorities in other regions, to obtain authorization in the United States, the European Union, or elsewhere;

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Barinthus Bio may be unable to demonstrate to the satisfaction of the FDA, the EMA, MHRA or regulatory authorities in other regions that a product candidate has an overall suitable benefit/risk profile for its proposed indication;

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the FDA, the EMA, MHRA or other comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which Barinthus Bio contracts for clinical and commercial supplies;

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Inadequate funding for the FDA, the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Barinthus Bio’s business may rely, which could negatively impact Barinthus Bio’s business.

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the approval policies or regulations of the FDA, the EMA, MHRA or other comparable foreign regulatory authorities may significantly change in a manner rendering Barinthus Bio’s clinical data insufficient for approval; and

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the risk that foreign regulatory authorities may not authorize Barinthus Bio’s clinical trial protocols and other clinical trial documentation, including manufacturing documentation, even when previously authorized by the FDA, EMA or MHRA, which could lead to a delay in starting such clinical trials. For example, the conduct of Barinthus Bio’s HBV002 clinical trial in South Korea experienced delays due to additional regulatory review of Barinthus Bio’s clinical protocol. Barinthus Bio has limited experience obtaining such approvals in foreign jurisdictions and therefore may need more time to navigate the regulatory process as a result.

The unpredictability of clinical trial results may result in Barinthus Bio’s failing to obtain marketing authorizations for any product candidate it develops, which would significantly harm Barinthus Bio’s business, results of operations and prospects. The lengthy approval process in many regions may cause delays in market access, particularly if regulatory authorities have a large number of objections to the initial applications for marketing authorization which need to be addressed.
Barinthus Bio has conducted, and intends to conduct, clinical trials of certain of its product candidates outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data are subject to certain conditions imposed by the FDA, including compliance with all applicable U.S. laws and regulations. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with GCP, including review and approval by an independent ethics committee and informed consent from participants. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In general, the participant population for any clinical trial conducted outside of the United States must be representative of the population for whom Barinthus Bio intends to label the product in the United States. There can be no assurance the FDA will accept data from trials conducted outside of the United States.
The FDA, the EMA and other comparable foreign regulatory authorities have substantial discretion in the approval process, and determining when or whether marketing authorization will be obtained for any product candidate that Barinthus Bio develops. For example, even if Barinthus Bio believes the data collected from future clinical trials of its product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA, MHRA or any other comparable foreign regulatory authorities. In addition, U.S. Supreme Court’s July 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes.
Even if Barinthus Bio were to obtain a marketing authorization, regulatory authorities may approve any of its product candidates for fewer or more limited indications than it requests, may not approve the price it intends to charge for its products, may grant approval conditional on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for its product candidates.
Barinthus Bio may seek Orphan Drug Designation for drug candidates it develops, and Barinthus Bio may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity. In addition, even if Barinthus Bio obtains orphan drug exclusivity for any of its product candidates, such exclusivity may not protect Barinthus Bio from competition.
As part of Barinthus Bio’s business strategy, Barinthus Bio may seek Orphan Drug Designation for any drug candidates it develops, and it may be unsuccessful in obtaining such designation. Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in the EU, the European Commission grants designation after receiving the opinion of the Committee for Orphan Medicinal Products on a designation application. Orphan Drug Designation is intended to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, Orphan Drug Designation entitles a party to a number of incentives, such as protocol assistance and scientific advice specifically for designated orphan medicines, and potential fee reductions depending on the status of the sponsor.
Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in the EU. The EU exclusivity period can be reduced to six years if a drug no longer meets the criteria for Orphan Drug Designation or if the drug is sufficiently profitable such that market exclusivity is no longer justified.
Even if Barinthus Bio obtains orphan drug exclusivity for a drug candidate, that exclusivity may not effectively protect the drug candidate from competition because different therapies can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a second drug candidate for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure manufacture of sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug candidate nor gives the drug candidate any advantage in the regulatory review or approval process. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. Barinthus Bio does not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, its business could be adversely impacted. While Barinthus Bio may seek Orphan Drug Designation for applicable indications for its current and any future drug candidates, it may never receive such designations. Even if Barinthus Bio does receive such designations, there is no guarantee that it will enjoy the benefits of those designations.
A Breakthrough Therapy designation by the FDA, even if granted for any of Barinthus Bio’s product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Barinthus Bio’s product candidates will receive marketing approval.
Barinthus Bio may seek Breakthrough Therapy designation for certain of its current and future product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, defined as those that measure an effect on irreversible morbidity or mortality or on symptoms that represent serious consequences of the disease. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.
Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Barinthus Bio believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or approval compared to candidate products considered for approval under non-expedited FDA review procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Barinthus Bio’s product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though Barinthus Bio intends to seek Breakthrough Therapy designation for certain of its current and future product candidates, there can be no assurance that Barinthus Bio will receive breakthrough therapy designation.
A Fast Track designation by the FDA, even if granted for certain of Barinthus Bio’s current or future product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that Barinthus Bio’s product candidates will receive marketing approval.
If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track designation for a particular indication. Barinthus Bio may seek Fast Track designation for certain of its current or future product candidates, but there is no assurance that the FDA will grant this status to any of Barinthus Bio’s proposed product candidates. Marketing applications filed by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if Barinthus Bio believes a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if Barinthus Bio does receive Fast Track designation, Barinthus Bio may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from Barinthus Bio’s clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.
Accelerated approval by the FDA, even if granted for certain of Barinthus Bio’s current or future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that Barinthus Bio’s product candidates will receive marketing approval.
Barinthus Bio may seek approval of certain of its current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence and the FDA is permitted to require, as appropriate, that such studies be underway prior to approval or within a specified period after the date of approval. Sponsors must also update FDA on the status of these studies, and under FDORA, the FDA has increased authority to withdraw approval of a drug granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. In addition, the FDA currently requires sponsors, unless otherwise informed by the agency, to request pre-approval of promotional materials for products receiving Accelerated Approval, which could adversely impact the timing of the commercial launch of the product. Even if Barinthus Bio does receive accelerated approval, it may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.
If approved, Barinthus Bio’s investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.
The Patient Protection and Affordable Care Act, as amended by the ACA, includes a subtitle called the BPCIA which created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.
Barinthus Bio believes that any of its product candidates approved as a biologic product under a BLA should qualify for the 12 year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider its investigational medicines to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of its reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing, including the potential for sponsors under FDA draft guidance issued in 2024 to demonstrate interchangeability without conducting so-called “switching” studies and the potential for sponsors under FDA draft guidance issued in 2025 to demonstrate biosimilarity without conducting comparative efficacy studies. Although the FDA has yet to finalize these draft guidance documents, these or similar efforts may increase the risk of competition for our biologic product candidates, if approved.
If competitors are able to obtain marketing approval for biosimilars referencing Barinthus Bio’s products, its products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.
Even if Barinthus Bio obtains FDA, European Commission or MHRA approval for its current or future product candidates that Barinthus Bio may identify and pursue in the United States, the European Union or the United Kingdom, Barinthus Bio may never obtain approval to commercialize any such product candidates outside of those jurisdictions.
Obtaining and maintaining marketing authorization for Barinthus Bio’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain marketing authorizations in any other jurisdiction, while a failure or delay in obtaining marketing authorization in one jurisdiction may have a negative effect on the approval process in others. In order to market any products outside of the United States, Barinthus Bio must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Approval processes vary among countries and can involve additional product testing and validation and additional or different administrative review periods from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Barinthus Bio intends to charge for its products is also subject to approval.
Seeking foreign marketing authorization could result in difficulties and costs and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of Barinthus Bio’s current or future product candidates in those countries. The foreign marketing authorization process may include all of the risks associated with obtaining FDA, European Commission or MHRA approval, in addition to country-specific risks and challenges. Barinthus Bio does not have any product candidates approved for sale in any jurisdiction, including international markets, and it does not have experience in obtaining marketing authorizations in international markets for its current or future product candidates. If Barinthus Bio fails to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if marketing authorization in international markets is delayed, its target market will be reduced and its ability to realize the full market potential of its current or future product candidates will be harmed.
Future changes to tax laws could materially adversely affect Barinthus Bio’s financial condition and results of operations, and reduce net returns to Barinthus Bio’s shareholders.
Barinthus Bio conducts business globally and files tax returns in multiple jurisdictions. The tax treatment of the Company or any of the group companies could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s Base Erosion and Profit Shifting Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which Barinthus Bio operates; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes (which may be retroactive) may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.
Barinthus Bio is unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on Barinthus Bio’s business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which Barinthus Bio operates, could affect its financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where Barinthus Bio has operations, reduce post-tax returns to Barinthus Bio’s shareholders and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with Barinthus Bio’s positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
Barinthus Bio operates in a number of countries throughout the world. Consequently, Barinthus Bio is subject to tax laws, treaties, and regulations in the countries in which it operates, and these laws and treaties are subject to interpretation. Barinthus Bio has taken, and will continue to take, tax positions based on its interpretation of such tax laws. A tax authority may disagree with tax positions that Barinthus Bio’s have taken, which could result in increased tax liabilities. For example HMRC, the IRS or another tax authority could challenge Barinthus Bio’s allocation of income by tax jurisdiction and the amounts paid between Barinthus Bio’s affiliated companies pursuant to Barinthus Bio’s intercompany arrangements and transfer pricing policies, including amounts paid with respect to Barinthus Bio’s intellectual property development. There can be no assurance that a taxing authority will not have a different interpretation of applicable law and assess Barinthus Bio with additional taxes. Similarly, a tax authority could assert that Barinthus Bio are subject to tax in a jurisdiction where Barinthus Bio believes it has not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase its expected tax liability in one or more jurisdictions. A tax authority may take the position that material tax liabilities, interest and penalties are payable by Barinthus Bio, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case Barinthus Bio expects that it might contest such assessment. Contesting such an assessment may be lengthy and costly and if Barinthus Bio were unsuccessful in disputing the assessment, the implications could increase its anticipated effective tax rate, where applicable, or result in other liabilities. If Barinthus Bio is assessed with additional taxes, this may result in a material adverse effect on its results of operations and/or financial condition.
Barinthus Bio may be unable to use net operating loss and tax credit carryforwards and certain built-in losses or tax credits to reduce future tax payments or to benefit from favorable U.K. tax legislation.
Barinthus Bio’s U.K. incorporated and tax resident entities are subject to U.K. corporation tax. Due to the nature of its business, Barinthus Bio has generated losses since inception and therefore has not paid any U.K. corporation tax. As of December 31, 2024, Barinthus Bio had cumulative carryforward tax losses of approximately $101.7 million (December 31, 2023: $92.7 million). Subject to any relevant criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half of Barinthus Bio’s ordinary shares and a major change in the nature, conduct or scale of the trade), Barinthus Bio expects these to be eligible for carry forward and utilization against future operating profits, if any. The use of loss carryforwards in relation to U.K. profits incurred on or after April 1, 2017 is generally limited each year to £5.0 million plus an incremental 50% of U.K. taxable profits.
As a company that carries out extensive research and development activities, Barinthus Bio seeks to benefit from the U.K. research and development tax relief programs, being the Small and Medium-sized

Enterprises R&D tax relief program, or SME Program, and, to the extent that Barinthus Bio’s projects are grant funded or relate to work subcontracted to it by third parties, the Research and Development Expenditure Credit program. Under the SME Program, where available, Barinthus Bio may be able to surrender some of its trading losses that arise from its qualifying research and development activities for cash or carry forward such losses for potential offset against future profits (subject to relevant restrictions). The majority of Barinthus Bio’s research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Barinthus Bio’s eligibility to claim payable research and development tax credits may be limited or eliminated because it may no longer qualify as a small or medium-sized company. In addition, the SME Program has been amended by the Finance Act 2021 which came into force in April 2021. This legislation introduced a cap on claims under the SME Program to a multiple of payroll taxes (broadly, to a maximum payable credit equal to £20,000 plus three times the total PAYE and NICs liability of the company) subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that Barinthus Bio claims. There was no tax loss restriction applied to the R&D tax credits in the U.K. for the years ending December 31, 2024 and 2023.
Changes to the U.K. R&D tax relief legislation that have been recently enacted, and which took effect from April 2023, reduce the R&D cash rebate rate under the SME Program. For expenditure incurred on or after April 1, 2024, there are restrictions on relief that may be claimed for expenditure on sub-contracted R&D activity, broadly requiring either that workers carrying on such activity are subject to U.K. PAYE or, where work is undertaken outside the U.K., that this must be due to geographical, environmental, social or other conditions that: (i) are not present in the U.K.; and (ii) it would be wholly unreasonable to replicate in the U.K. These rate reductions and restrictions impact the quantum of R&D relief that Barinthus Bio is able to claim. In addition, this legislation also saw the introduction of a higher rate of relief for loss-making R&D-intensive small and medium enterprises, the SME Intensive Scheme. Companies claiming under the existing SME Intensive Scheme tax relief will be eligible for a higher payable credit rate if they meet the definition for R&D intensity. From the analysis performed, Barinthus Bio has not and does not currently expect to claim under the loss-making R&D Intensive Scheme for SMEs primarily due to the proportion of total relevant expenditure occurring outside the United Kingdom.
Barinthus Bio may benefit in the future from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective rate of 10% by giving an additional tax deduction. When taken in combination with the enhanced relief available on Barinthus Bio’s research and development expenditures, Barinthus Bio expects a long-term effective rate of corporation tax lower than the statutory rate to apply to it. If, however, there are unexpected adverse changes to the U.K. R&D tax credit regime or the “patent box” regime, or for any reason Barinthus Bio is unable to qualify for such advantageous tax legislation, or Barinthus Bio is unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then its business, results of operations and financial condition may be adversely affected. This may impact its ongoing requirement for investment and the timeframes within which additional investment is required.
For completeness, it should be noted that the U.K. tax authority, His Majesty’s Revenue and Customs (“HMRC”), currently has an increased focus on claims for R&D tax credits and so the Company may be subject to increased scrutiny in respect of any claims it makes. In addition, the legislation on the U.K. R&D tax credits regime is updated and changed frequently, so there can be no guarantee of Barinthus Bio’s ability of to make use of such credits as it might currently expect to in future.
Risks Related to Ongoing Regulatory Obligations
Even if Barinthus Bio receives marketing authorization for its product candidates, Barinthus Bio will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Barinthus Bio may be subject to penalties if it fails to comply with regulatory requirements or experiences unanticipated problems with its product candidates.
Any marketing authorizations that Barinthus Bio receives for its product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a

REMS and the EMA may also require additional rapid microbiological method approvals or educational materials in order to approve Barinthus Bio’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Barinthus Bio’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for Barinthus Bio’s product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, good laboratory practice regulations and GCPs, for any clinical trials that Barinthus Bio conducts post-approval, and compliance with applicable product tracking and tracing requirements. Later discovery of previously unknown problems with Barinthus Bio’s product candidates, including adverse events of unanticipated severity or frequency, or with Barinthus Bio’s third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

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restrictions on the marketing or manufacturing of Barinthus Bio’s product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

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manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

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revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

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imposition of a REMS, which may include distribution or use restrictions;

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requirements to conduct additional post-market clinical trials to assess the safety of the product;

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fines, warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by Barinthus Bio or suspension or revocation of approvals;

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product seizure or detention, or refusal to permit the import or export of Barinthus Bio’s product candidates; and

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injunctions or the imposition of civil, criminal, or administrative penalties.

Additionally, under FDORA, sponsors of approved drugs and biologics must provide 6 months’ notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product’s ability to be marketed. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing authorization of Barinthus Bio’s product candidates. Barinthus Bio cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Barinthus Bio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Barinthus Bio is not able to maintain regulatory compliance, Barinthus Bio may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.
The FDA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of Barinthus Bio’s product candidates are approved and it is found to have improperly promoted off-label uses of those products, Barinthus Bio may become subject to significant liability. The FDA and other regulatory authorities strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non- misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory authorities as reflected in the product’s approved labeling. If Barinthus Bio is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Barinthus Bio cannot successfully manage the promotion of its product candidates, if approved, Barinthus Bio could become subject to significant liability, which would materially adversely affect its business and financial condition.
The insurance coverage and reimbursement status of newly-approved products are uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of Barinthus Bio’s product candidates, if approved, could limit Barinthus Bio’s ability to market those products and decrease its ability to generate revenue.
The regulations that govern marketing approvals, pricing and reimbursement for new drugs vary widely from country to country. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors and, recently enacted legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Barinthus Bio might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its or their commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue Barinthus Bio is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Barinthus Bio’s ability to recoup its investment in one or more product candidates, even if any product candidates Barinthus Bio’s product candidates obtain marketing approval. See section entitled “Business of Barinthus Bio and Certain Information About Barinthus Bio — Government Regulation — Coverage and Reimbursement.”
Barinthus Bio’s ability to successfully commercialize its product candidates or any other products that it or they may develop also will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of Barinthus Bio’s product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of Barinthus Bio’s product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. Barinthus Bio may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement is not available, or is available only at limited levels, Barinthus Bio may not be able to successfully commercialize its product candidates, if approved. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Barinthus Bio to establish or maintain pricing sufficient to realize a sufficient return on its investment.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within the HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel products such as ours. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs and commercial payors are critical to new product acceptance. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and Barinthus Bio believes the increasing emphasis on cost-containment initiatives in Europe and certain other major markets where it plans to commercialize may put pressure on the pricing and usage of its product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems, and pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, Barinthus Bio may be required to conduct a clinical trial that compares the cost effectiveness of its product candidates to other available therapies. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that Barinthus Bio is able to charge for its product candidates. Accordingly, in markets outside the United States, the reimbursement for Barinthus Bio’s products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.
Moreover, efforts by governmental and other third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for Barinthus Bio’s product candidates. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Barinthus Bio cannot be sure that reimbursement will be available for any product candidate that it commercializes and, if reimbursement is available, the level of reimbursement. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Barinthus Bio expects to experience pricing pressures in connection with the sale of any of its product candidates, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. Many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. As a result, increasingly high barriers are being erected to the entry of new products.
Healthcare legislative or regulatory reform measures may have a material adverse effect on Barinthus Bio’s business and results of operations.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Barinthus Bio’s product candidates or any future product candidates, restrict or regulate post-approval activities and affect Barinthus Bio’s ability to profitably sell a product for which it obtains marketing approval. Changes in applicable laws, rules, and regulations or the interpretation of existing laws, rules, and regulations could impact Barinthus Bio’s business in the future by requiring, for example: (i) changes to its manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of its products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of its business. See the section entitled “Business of Barinthus Bio and Certain Information About Barinthus Bio — Government Regulation — Healthcare Reform and Legislative Changes.”

On April 15, 2025, the Trump Administration published Executive Order 14273, “Lowering Drug Prices by Once Again Putting Americans First,” which generally directs the federal government to take measures to reduce drug prices. On May 12, 2025, the Trump Administration published Executive Order 14297, “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients” which generally, among other things, directs the federal government to establish and communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to “take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries.” Notably, a similar “Most Favored Nation” pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.
In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (“PDABs”) and similar entities.
Barinthus Bio expects that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that Barinthus Bio receives for any approved product candidate. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Barinthus Bio cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be modified or invalidated. The implementation of cost containment measures or other healthcare reforms may prevent Barinthus Bio from being able to generate revenue, attain profitability, or commercialize its drugs, and could have a material adverse effect on Barinthus Bio’s business, financial condition, and results of operations.
Barinthus Bio’s business activities will be subject to the Foreign Corrupt Practices Act (“FCPA”), and similar anti-bribery and anti- corruption laws in other jurisdictions.
As Barinthus Bio engages in and expands its business activities outside of the United States, including its clinical trial efforts, it will be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which it operates. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non- United States government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Barinthus Bio’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-United States governments. Additionally, in many other countries, the healthcare providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, Barinthus Bio’s dealings with these prescribers and purchasers will be subject to regulation under the FCPA. Recently the Securities and Exchange Commission, or the SEC, and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of Barinthus Bio’s employees, agents, suppliers, manufacturers, contractors, or collaborators, or those of Barinthus Bio’s affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against Barinthus Bio, its officers, or its employees, the closing down of facilities, including those of Barinthus Bio’s suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of Barinthus Bio’s business. Any such violations could include prohibitions on Barinthus Bio’s ability to offer its products in one or more countries as well as difficulties in manufacturing or continuing to develop its products, and could materially damage Barinthus Bio’s reputation, its brand, its international expansion efforts, its ability to attract and retain employees, and its business, prospects, operating results, and financial condition.
Inadequate funding for the U.S. Food and Drug Administration (the “FDA”), the SEC and other government agencies, including from government shutdowns, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Barinthus Bio’s business may rely, which could negatively impact Barinthus Bio’s business and timelines.
Without appropriation of additional funding to federal agencies, Barinthus Bio’s business operations related to its product development activities for the U.S. market could be impacted. The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Barinthus Bio’s business. In addition, government funding of the SEC and other government agencies on which Barinthus Bio’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions and personnel turnover, as a result of leadership changes, staff reductions or otherwise, at the FDA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect Barinthus Bio’s business. Changes and cuts in FDA staffing also could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.
Over the last several years the U.S. government has shut down several times and certain regulatory authorities, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. In addition, the current U.S. presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities. If a prolonged government shutdown occurs, or if renewed global health concerns, funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, including formal and informal interactions with product developers, it could significantly impact the ability of the FDA to timely review and process Barinthus Bio’s regulatory submissions, which could have a material adverse effect on Barinthus Bio’s business.
Barinthus Bio’s business operations and current and future relationships with principal investigators, healthcare providers, including physicians, consultants, third-party payors and customers may be subject, directly or indirectly, to U.S. federal and state, as well as foreign, healthcare fraud and abuse laws, false claims laws, health information privacy and cybersecurity laws, and other healthcare laws and regulations. If Barinthus Bio is unable to comply, or has not fully complied, with such laws, Barinthus Bio could face substantial penalties.
Healthcare providers, including physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which Barinthus Bio obtains marketing approval. Barinthus Bio’s current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject Barinthus Bio to various U.S. federal and state fraud and abuse laws and other healthcare laws, including, without limitation, the AKS, the federal civil and criminal false claims laws, and the law commonly referred to as the Sunshine Act, along with regulations promulgated under such laws. These laws impact, among other things, Barinthus Bio’s clinical research activities, proposed sales, marketing and educational programs, and other arrangements and relationships with third-party payors, healthcare professionals, and other parties through which Barinthus Bio markets, sells and distributes its product candidates for which it obtains marketing approval. In addition, Barinthus Bio may be subject to patient data privacy and security regulation by both the U.S. federal government and the states in which Barinthus Bio conducts its business, along with foreign regulators (including European data protection authorities). See section entitled “Business of Barinthus Bio and Certain Information About Barinthus Bio — Government Regulation — Other Healthcare Laws and Compliance Requirements.”
Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of Barinthus Bio’s business activities could be subject to challenge under one or more of such laws. Even if precautions are taken, it is possible that governmental authorities will conclude that Barinthus Bio’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Barinthus Bio’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Barinthus Bio, Barinthus Bio may be subject to significant penalties, including without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participating in federal and state funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if Barinthus Bio becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, diminished profits and future earnings, reputational harm and the curtailment or restructuring of Barinthus Bio’s operations. If any of the physicians or other healthcare providers or entities with whom Barinthus Bio does business is found not to be in compliance with applicable laws, that person may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.
The risk of Barinthus Bio being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that Barinthus Bio’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against Barinthus Bio for violation of these laws, even if Barinthus Bio successfully defends against it, could cause Barinthus Bio to incur significant legal expenses and divert Barinthus Bio’s management’s attention from the operation of Barinthus Bio’s business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Barinthus Bio’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Barinthus Bio is exposed to the risk that its employees, independent contractors, consultants, collaborators, CROs or CMOs, principal investigators, suppliers and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the regulations of the FDA and other comparable foreign regulatory bodies, provide true, complete and accurate information to the FDA and other comparable foreign regulatory bodies, comply with manufacturing standards Barinthus Bio has established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws or report financial information or data accurately or to disclose unauthorized activities to Barinthus Bio. If Barinthus Bio obtains FDA approval of any of its product candidates and begins commercializing those products in the United States, Barinthus Bio’s potential exposure under such laws and regulations will increase significantly, and Barinthus Bio’s costs associated with compliance with such laws and regulations are also likely to increase. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Misconduct by persons acting on Barinthus Bio’s behalf could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Barinthus Bio’s reputation.
Barinthus Bio has adopted a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions Barinthus Bio takes to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting Barinthus Bio from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Barinthus Bio, and Barinthus Bio is not successful in defending itself or asserting its rights, those actions could have a significant impact on Barinthus Bio’s business, including the imposition of significant civil, criminal and administrative penalties, including, without limitation, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if Barinthus Bio becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Barinthus Bio’s operations.
If Barinthus Bio fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of Barinthus Bio’s business.
Barinthus Bio and its collaborators and third-party providers are subject to national, supranational, federal or state laws and regulations, regulatory guidance and industry standards relating to data protection, privacy and information security. With respect to Europe, the collection and processing of personal data regarding (i) individuals in the EEA and U.K., and/or (ii) carried out in the context of the activities of Barinthus Bio’s establishments in the EEA or U.K., is subject to the GDPR, as well as other national data protection legislation in force in relevant EEA member states and the U.K., (including the U.K. Data Protection Act 2018).
The GDPR is wide-ranging in scope and impose numerous obligations on companies that process personal data, including imposing special requirements in respect of the processing of special categories of personal data (such as health data), requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances, requiring data protection impact assessments for high risk processing and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection. The GDPR defines personal data to include pseudonymized or coded data and require different informed consent practices and more detailed notices for clinical trial participants and investigators than applies to clinical trials conducted in the United States. Barinthus Bio is required to apply GDPR standards to any clinical trials that its EEA and U.K. established businesses carry out anywhere in the world.
The GDPR imposes strict rules on the transfer of personal data to countries outside the EEA and U.K., including the United States in certain circumstances, unless a derogation exists or Barinthus Bio incorporates a GDPR transfer mechanism (such as the European Commission approved standard contractual clauses (“SCCs”) or the U.K. International Data Transfer Addendum (“IDTA”)) into Barinthus Bio’s agreements with third parties to govern such transfers of personal data and carry out transfer impact assessments to assess whether the data importer can ensure sufficient guarantees for safeguarding the personal information under the GDPR, including an analysis of the laws in the recipient’s country. Carrying out such restricted transfers, therefore, comes with a significant compliance burden, requiring significant effort and expense to overcome. Failure to implement valid mechanisms for personal data transfers from

Europe may result in increased exposure to regulatory actions, substantial fines, and injunctions against processing personal data from Europe. If Barinthus Bio is unable to export personal data, this may also restrict Barinthus Bio’s activities outside of Europe and require Barinthus Bio to increase processing capabilities within Europe at significant expense or otherwise segregate its systems and operations. Switzerland has adopted similar transfer restrictions as under the GDPR. Although the U.K. is regarded as a third country under the EU GDPR, the European Commission issued a decision recognizing the U.K. as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the U.K. remain unrestricted. Personal data transfers from the U.K. to the EEA remain free flowing by virtue of a U.K. government adequacy decision.
The GDPR may increase Barinthus Bio’s responsibility and liability in relation to personal data that it processes where such processing is subject to the GDPR. While Barinthus Bio has taken steps to comply with the GDPR, and implementing legislation in applicable EEA member states and the U.K., including by seeking to establish appropriate lawful bases for the various processing activities Barinthus Bio processes as a controller or joint controller, reviewing its security procedures and those of its vendors and collaborators, and entering into data processing agreements with relevant vendors and collaborators, Barinthus Bio cannot be certain that its efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful. Given the breadth and depth of the applicable obligations, complying with the GDPR and similar data protection laws’ requirements are rigorous and time intensive and require significant resources and a review of Barinthus Bio’s technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data.
The U.K.’s data protection regime is independent from but aligned to the EU’s data protection regime. However, following the U.K.’s departure from the European Union (“Brexit”), there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between these territories. For example, the U.K. has recently introduced a new Data (Use and Access) Bill (“U.K. Bill”) into parliament. If passed, the final version of the U.K. Bill may have the effect of further altering the similarities between the U.K. and EEA data protection regime and threaten the U.K.’s adequacy decision from the EC. This lack of clarity on future U.K. laws and regulations and their interaction with those of the EU could add legal risk, uncertainty, complexity, and cost to Barinthus Bio’s handling of European personal data and its privacy and security compliance programs; and any resulting divergence in laws could increase Barinthus Bio’s risk profile and may require it to implement different compliance measures for the U.K. and EEA.
In the U.S., numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to Barinthus Bio’s operations or the operations of its collaborators and third-party providers. For example, the CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA was recently amended to apply to certain sensitive personal information and created a new state agency vested with authority to implement and enforce the CCPA. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that may lead to increased litigation. U.S. states are constantly amending existing laws, requiring attention to frequently changing regulatory requirements, which may require Barinthus Bio to modify its data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply with them. Barinthus Bio is conducting a clinical trial in California and therefore through its contract research organization (“CRO”), it collects personal data on residents of California, therefore it is subject to the CCPA, and the CCPA imposes privacy compliance obligations on its business and will raise new risks for potential fines and class actions.
Numerous other U.S. state privacy laws have been enacted that are substantially similar in scope and contain many of the same requirements and exceptions as the CCPA, including a general exemption for clinical trial data and information governed by HIPAA. Any of these laws may broaden their scope in the future, and similar laws have been proposed on both a federal level and in more than half of the states in the United States. While such state laws incorporate many similar concepts of the CCPA, there are also several key differences in the scope, application, and enforcement of the laws that will change the operational practices of regulated businesses. The new laws will, among other things, impact how regulated businesses collect and process personal sensitive data, conduct data protection assessments, transfer personal data to affiliates, and respond to consumer rights requests.
In addition to general privacy and data protection requirements, many jurisdictions around the world have adopted legislation that regulates how businesses operate online and enforces information security, including measures relating to privacy, cybersecurity, data security and data breaches. Many of these laws require businesses to notify cybersecurity incidents and data breaches to applicable regulators and/or data subjects. These laws are not consistent, and compliance in the event of a widespread data breach is costly and burdensome.
In many jurisdictions, enforcement actions and consequences for non-compliance with protection, privacy and information security laws and regulations are rising. In the EU and the U.K., data protection authorities may impose large penalties for violations of the data protection laws, including potential fines of up to €20 million (£17.5 million in the U.K.) or 4% of annual global revenue, whichever is greater. The authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. Data subjects also have a private right of action, as do consumer associations, to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of applicable data protection laws. In the United States, possible consequences for non-compliance include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies.
The risk of Barinthus Bio being found in violation of these laws is increased by the fact that the interpretation and enforcement of them is not entirely clear. Efforts to ensure that Barinthus Bio’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against Barinthus Bio for violation of these laws, even if Barinthus Bio successfully defends against it, could cause Barinthus Bio to incur significant legal expenses and divert Barinthus Bio’s management’s attention from the operation of Barinthus Bio’s business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.
Compliance with data protection laws and regulations could require Barinthus Bio to take on more onerous obligations in its contracts, restrict Barinthus Bio’s ability to collect, use and disclose data, or in some cases, impact Barinthus Bio’s ability to operate in certain jurisdictions. It could also require Barinthus Bio to change its business practices and put in place additional compliance mechanisms, may interrupt or delay Barinthus Bio’s development, regulatory and commercialization activities and increase Barinthus Bio’s cost of doing business. Failure by Barinthus Bio or its collaborators and third-party providers to comply with data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties and orders preventing Barinthus Bio from processing personal data), private litigation and result in significant fines and penalties against Barinthus Bio. Moreover, clinical trial participants about whom Barinthus Bio or its potential collaborators obtain information, as well as the providers who share this information with Barinthus Bio, may contractually limit Barinthus Bio’s ability to use and disclose the information. Claims that Barinthus Bio has violated individuals’ privacy rights, failed to comply with data protection laws or breached its contractual obligations, even if Barinthus Bio is not found liable, could be expensive and time-consuming to defend, could result in adverse publicity and could have a material adverse effect on Barinthus Bio’s business, financial condition, results of operations and prospects.
The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect Barinthus Bio’s business.
In 2017, the U.S. Congress and the Trump administration made substantial changes to U.S. policies, which included comprehensive corporate and individual tax reform. In addition, the Trump administration called for significant changes to U.S. trade, healthcare, immigration and government regulatory policy. With the transition to the Biden administration in early 2021, changes to U.S. policy occurred and since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, in September 2025, President Trump announced plans to impose 100% tariffs on imported branded or patented pharmaceuticals, unless the importing company is building U.S. manufacturing capacity. It is not yet clear whether these tariffs would apply to the importation of active pharmaceutical ingredients and possibly bulk drug products that are intended for use in clinical trials and not for commercial sale, which could increase the costs of materials for our clinical trials. Any direct tariffs, if imposed on pharmaceutical products, may result in increased costs for raw materials and contract manufacturing services, reduced ability to source critical contract manufacturing organizations, and a delay in our development timelines. Although Barinthus Bio cannot predict the impact, if any, of these changes to Barinthus Bio’s business, they could adversely affect its business. Until Barinthus Bio knows what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact Barinthus Bio’s business and the business of its competitors over the long term, Barinthus Bio will not know if, overall, it will benefit from them or be negatively affected by them.
Risks Related to Barinthus Bio’s Intellectual Property
If Barinthus Bio is unable to obtain and maintain patent protection for any products it develops and for its technology, or if the scope of the patent protection obtained is not sufficiently broad, Barinthus Bio’s competitors could develop and commercialize products and technology similar or identical to Barinthus Bio’s, and Barinthus Bio’s ability to successfully commercialize any product candidates Barinthus Bio may develop and Barinthus Bio’s technology may be adversely affected.
Barinthus Bio’s success depends in large part on its ability to obtain and maintain patent protection in the United States and other countries with respect to its product candidates. Barinthus Bio seeks to protect its proprietary position by in-licensing intellectual property relating to its platform technology and filing patent applications relating to its technologies that are important to its business. If Barinthus Bio or its licensors are unable to obtain or maintain patent protection with respect to its product candidates, its competitive position, business, financial conditions, results of operations, and prospects could be materially harmed. Barinthus Bio does not own any issued patents with respect to its product candidates and relies primarily on in-licensed patents and patent applications. Barinthus Bio can provide no assurance that any of its current or future patent applications will result in issued patents or that any issued patents will provide it with any competitive advantage. Failure to obtain issued patents could have a material adverse effect on its ability to develop and commercialize its product candidates.
Changes in either the patent laws or their interpretation in the United States and other countries may diminish Barinthus Bio’s ability to protect Barinthus Bio’s inventions, obtain, maintain, and enforce Barinthus Bio’s intellectual property rights and, more generally, could affect the value of Barinthus Bio’s intellectual property or narrow the scope of its patents. In addition, it is uncertain whether the World Trade Organization (“WTO”) will waive certain intellectual property protections now or in the future on certain technologies. It is unknown if such a waiver would be limited to patents, or would include other forms of intellectual property including trade secrets and confidential know-how. Barinthus Bio cannot be certain that any of its current or future product candidates or technologies would not be subject to an intellectual property waiver by the WTO. Barinthus Bio also cannot be certain that any of its current or future intellectual property rights, whether patents, trade secrets, or confidential know-how would be eliminated, narrowed, or weakened by such a waiver. Given the uncertain future actions by the WTO and other countries and jurisdictions around the world, including the United States, it is unpredictable how Barinthus Bio’s current or future intellectual property rights or how its current or future business would be impacted. With respect to both Barinthus Bio’s in-licensed and owned intellectual property, Barinthus Bio cannot predict whether the patent applications that Barinthus Bio and its licensors are currently pursuing or that Barinthus Bio may pursue in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors.
The patent prosecution process is expensive, time-consuming, and complex, and Barinthus Bio and its licensors may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Barinthus Bio will fail to identify patentable aspects of its research and development output in time to obtain patent protection. Although Barinthus Bio enters into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing Barinthus Bio’s ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Barinthus Bio cannot be certain that it was the first to make the inventions claimed in its owned or any licensed patents or pending patent applications, or that Barinthus Bio was the first to file for patent protection of such inventions.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of Barinthus Bio’s patent rights are highly uncertain. Barinthus Bio’s pending and future patent applications may not result in patents being issued which protect its technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates.
The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and Barinthus Bio’s patents may be challenged in the courts or patent offices in the United States and abroad. Barinthus Bio or its licensors may become subject to a third party pre-issuance submission of prior art to the USPTO, or opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings and other similar proceedings challenging Barinthus Bio’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Barinthus Bio’s patent rights, allow third parties to commercialize Barinthus Bio’s technology or products and compete directly with Barinthus Bio, without payment to Barinthus Bio, or result in Barinthus Bio’s inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, Barinthus Bio, or one of its licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit Barinthus Bio’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Barinthus Bio’s technology and product candidates. Such proceedings also may result in substantial cost and require significant time from Barinthus Bio’s scientists and management, even if the eventual outcome is favorable to Barinthus Bio.
In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Barinthus Bio’s intellectual property may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Barinthus Bio’s.
Barinthus Bio’s rights to develop and commercialize its technology and product candidates are subject, in part, to the terms and conditions of licenses granted to Barinthus Bio by others and if Barinthus Bio fails to comply with its current or future obligations in any agreements under which Barinthus Bio licenses intellectual property rights from third parties or otherwise experiences disruptions to its business relationships with its licensors, Barinthus Bio could lose license rights that are important to its business.
Barinthus Bio is heavily reliant upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of its product candidates. These and other future agreements impose, and may continue to impose, numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution and enforcement obligations on Barinthus Bio and may require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of Barinthus Bio’s best efforts, its current and future licensors might conclude that it has materially breached its license agreements and might therefore terminate the license agreements, thereby removing or limiting its ability to develop and commercialize products and technologies covered by these license agreements.
In addition, Barinthus Bio may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that Barinthus Bio licenses from third parties. For example, Barinthus Bio does not control the preparation, filing, prosecution or maintenance of patents in-licensed from OUI. Therefore, Barinthus Bio cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of Barinthus Bio’s business. If Barinthus Bio’s licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights Barinthus Bio has licensed may be reduced or eliminated, and Barinthus Bio’s right to develop and commercialize any of its products that are the subject of such licensed rights could be adversely affected.
Any termination of these licenses, or any failure of the underlying patents to provide the intended exclusivity, could result in the loss of significant rights and could harm Barinthus Bio’s ability to commercialize its product candidates, and Barinthus Bio’s competitors or other third parties would have the freedom to seek marketing authorization for, and to market, products identical to Barinthus Bio’s and Barinthus Bio may be required to cease its development and commercialization of certain of its product candidates. Any of the foregoing could have a material adverse effect on Barinthus Bio’s competitive position, business, financial conditions, results of operations, and prospects.
Disputes may arise between Barinthus Bio and its current and future licensors regarding intellectual property subject to a license agreement, including:

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the scope of rights granted under the license agreement and other interpretation-related issues;

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whether and the extent to which Barinthus Bio’s technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that are not subject to the licensing agreement;

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Barinthus Bio’s right to sublicense patent and other rights to third parties under collaborative development relationships and the amount of fees payable as a result of sublicensing arrangements;

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Barinthus Bio’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its product candidates, and what activities satisfy those diligence obligations;

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the priority of invention of any patented technology; and

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Barinthus Bio’s current or future licensors and/or Barinthus Bio and/or its partners.

In addition, the agreements under which Barinthus Bio licenses intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Barinthus Bio believes to be the scope of its rights to the relevant intellectual property or technology, or increase what Barinthus Bio believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that Barinthus Bio licenses prevent or impair Barinthus Bio’s ability to maintain its licensing arrangements on acceptable terms, Barinthus Bio may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Barinthus Bio’s business, financial conditions, results of operations and prospects.
If Barinthus Bio is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.
In addition to the protection afforded by patents, Barinthus Bio seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and other elements of Barinthus Bio’s product discovery and development processes. Although Barinthus Bio requires all of its employees, consultants, advisors and any third parties who have access to its proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and Barinthus Bio has limited control over the protection of trade secrets used by its collaborators and suppliers. Barinthus Bio cannot be certain that it has or will obtain these agreements in all circumstances and Barinthus Bio cannot guarantee that it has entered into such agreements with each party that may have or has had access to its trade secrets or proprietary information.
Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose Barinthus Bio’s trade secret information and it may not be able to obtain adequate remedies for such breaches. In addition, competitors and other third parties may otherwise gain access to Barinthus Bio’s trade secrets or independently develop substantially equivalent information and techniques. If any of Barinthus Bio’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, it would have no right to prevent them from using that technology or information to compete with it and its competitive position would be materially and adversely harmed. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the United States. As a result, Barinthus Bio may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Barinthus Bio is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Barinthus Bio will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect Barinthus Bio’s business, financial condition, results of operations and prospects.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If Barinthus Bio chooses to go to court to stop a third party from using any of its trade secrets, Barinthus Bio may incur substantial costs. These lawsuits may consume Barinthus Bio’s time and other resources even if Barinthus Bio is successful and could have a material adverse effect on Barinthus Bio’s business, financial conditions, results of operations and prospects.
The intellectual property landscape around immunotherapeutic, nanoparticle-based products is crowded and dynamic, and third parties may initiate legal proceedings alleging that Barinthus Bio is infringing, misappropriating or otherwise violating their intellectual property rights and such claims may be costly and time-consuming and may prevent or delay Barinthus Bio’s product discovery and development efforts.
The intellectual property landscape around immunotherapeutic, nanoparticle-based products is crowded and dynamic, and third parties may initiate legal proceedings alleging that Barinthus Bio is infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Barinthus Bio’s business. Barinthus Bio’s commercial success depends upon its ability to develop, manufacture, market and sell its current and future product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review, and post-grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Barinthus Bio or any of its licensors or strategic partners may be party to, exposed to, or threatened with, adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that Barinthus Bio’s current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Barinthus Bio cannot assure you that its product candidates and other technologies that it has developed, is developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, including Barinthus Bio’s competitors, exist in the fields in which Barinthus Bio is developing its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Barinthus Bio’s product candidates may give rise to claims of infringement of the patent rights of others. Thus, because of the large number of patents issued and patent applications filed in Barinthus Bio’s fields, there may be a risk that third parties may allege they have patent rights encompassing Barinthus Bio’s product candidates, technologies or methods.

If a third party (including any third party that controls the above referenced patents) claims that Barinthus Bio infringes, misappropriates or otherwise violates its intellectual property rights (including the above referenced patents), Barinthus Bio may face a number of risks, including, but not limited to:

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infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time- consuming to litigate and may divert Barinthus Bio’s management’s attention from its core business and may impact its reputation;

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substantial damages for infringement, misappropriation or other violations, which Barinthus Bio may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, it could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting Barinthus Bio from developing, manufacturing, marketing or selling its product candidates, or from using its proprietary technologies, unless the third party licenses its product rights to it, which it is not required to do, on commercially reasonable terms, or at all;

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if a license is available from a third party, Barinthus Bio may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for its products, or the license to it may be non-exclusive, which would permit third parties to use the same intellectual property to compete with Barinthus Bio;

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redesigning Barinthus Bio’s product candidates or processes so they do not infringe, misappropriate or violate third party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on Barinthus Bio’s share price.

Some of Barinthus Bio’s competitors may be able to sustain the costs of complex patent litigation more effectively than Barinthus Bio can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Barinthus Bio’s ability to raise the funds necessary to continue its operations or could otherwise have a material adverse effect on Barinthus Bio’s business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on Barinthus Bio’s business, financial condition, results of operations or prospects.
Barinthus Bio may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte reexamination, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Barinthus Bio’s time or other resources. Barinthus Bio may choose to challenge a third party’s patent in patent opposition proceedings in the European Patent Office (“EPO”) or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume Barinthus Bio’s time or other resources. If Barinthus Bio fails to obtain a favorable result at the USPTO, EPO or other patent office then Barinthus Bio may be exposed to litigation by a third party alleging that the patent may be infringed by Barinthus Bio’s product candidates or proprietary technologies.
Third parties may assert that Barinthus Bio is employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which Barinthus Bio is currently unaware with claims to compositions of matter, methods of manufacture or methods for treatment related to its product candidates, their manufacture or use. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, Barinthus Bio cannot be certain that others have not filed patent applications covering its product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over Barinthus Bio’s patent applications or patents it may own or in-license, it may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms, or at all, or may only be available on a non- exclusive basis. There may be currently pending patent applications which may later result in issued patents that Barinthus Bio’s product candidates may infringe. It is also possible that patents owned by third parties of which Barinthus Bio is aware, but which Barinthus Bio does not believe are relevant to its product candidates or other technologies, could be found to be infringed by Barinthus Bio’s product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of Barinthus Bio’s technologies infringes upon these patents. Moreover, Barinthus Bio may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by Barinthus Bio’s activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Barinthus Bio’s product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block Barinthus Bio’s ability to commercialize the product candidate unless Barinthus Bio obtains a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Barinthus Bio’s product candidates, process for their manufacture or methods of use, including combination therapies or participant selection methods, the holders of any such patent may be able to block Barinthus Bio’s ability to develop and commercialize the product candidate unless Barinthus Bio obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. If Barinthus Bio is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, Barinthus Bio’s ability to commercialize its product candidates may be impaired or delayed, which could in turn significantly harm Barinthus Bio’s business. Even if Barinthus Bio obtains a license, it may be non-exclusive, thereby giving Barinthus Bio’s competitors access to the same technologies licensed to Barinthus Bio. In addition, if the breadth or strength of protection provided by Barinthus Bio’s patent applications or any patents it in-licenses or may own in the future is threatened, it could dissuade companies from collaborating with Barinthus Bio to license, develop or commercialize current or future product candidates.
Parties making claims against Barinthus Bio may seek and obtain injunctive or other equitable relief, which could effectively block Barinthus Bio’s ability to further develop and commercialize its product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from Barinthus Bio’s business. In the event of a successful claim of infringement, misappropriation or other violation against Barinthus Bio, Barinthus Bio may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Barinthus Bio’s infringing products, which may be impossible or require substantial time and monetary expenditure. Barinthus Bio cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Barinthus Bio may need or may choose to obtain licenses from third parties to advance its research or allow commercialization of its product candidates. Barinthus Bio may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Even if Barinthus Bio were able to obtain a license, it could be non-exclusive, thereby giving Barinthus Bio’s competitors and other third parties access to the same technologies licensed to Barinthus Bio, and it could require Barinthus Bio to make substantial licensing and royalty payments. Barinthus Bio also could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidates. In that event, Barinthus Bio would be unable to further develop and commercialize its product candidates, which could harm its business significantly.
Barinthus Bio may not be successful in obtaining or maintaining necessary rights to product components and processes for its development pipeline through acquisitions and in-licenses.
Barinthus Bio currently has rights to intellectual property, through licenses from third parties, to develop and commercialize its product candidates. Many pharmaceutical companies, biotechnology companies, and academic institutions are competing with Barinthus Bio in the I&I field and filing patent applications potentially relevant to Barinthus Bio’s business. Because Barinthus Bio’s current and future product candidates may require the use of proprietary rights held by third parties, the growth of Barinthus Bio’s business will likely depend in part on its ability to acquire, in-license or use these proprietary rights.

Barinthus Bio’s product candidates may also require particular vector components or gene sequences encoding antigenic peptides to work effectively and efficiently and these rights may be held by others. Similarly, efficient production, delivery or use of Barinthus Bio’s product candidates may also require specific compositions or methods, and the rights to these may be owned by third parties. Barinthus Bio may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that Barinthus Bio identifies as necessary or important to its business operations. Barinthus Bio may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm its business. Barinthus Bio may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if it were able to develop such alternatives, which may not be feasible. Even if Barinthus Bio is able to obtain a license, it may be non-exclusive, thereby giving Barinthus Bio’s competitors access to the same technologies licensed to Barinthus Bio. It may be required to expend significant time and resources to develop or license replacement technology. Moreover, the molecules that will be used with its product candidates may be covered by the intellectual property rights of others.
Additionally, Barinthus Bio sometimes collaborates with academic institutions to accelerate its preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide Barinthus Bio with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, it may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to it. If Barinthus Bio is unable to do so, the institution may offer the intellectual property rights to others, potentially blocking Barinthus Bio’s ability to pursue its program and allowing third parties to compete with Barinthus Bio. If Barinthus Bio is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights Barinthus Bio has, Barinthus Bio may have to abandon development of such programs and Barinthus Bio’s business and financial condition could suffer.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies, which may be more established, or have greater resources than Barinthus Bio does, may also be pursuing strategies to license or acquire third-party intellectual property rights that Barinthus Bio may consider necessary or attractive in order to commercialize its product candidates. More established companies may have a competitive advantage over Barinthus Bio due to its size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Barinthus Bio to be a competitor may be unwilling to assign or license rights to Barinthus Bio. Barinthus Bio also may be unable to license or acquire third-party intellectual property rights on terms that would enable Barinthus Bio to make an appropriate return on its investment or at all. There can be no assurance that Barinthus Bio will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that Barinthus Bio may seek to acquire. If Barinthus Bio is unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights Barinthus Bio has, Barinthus Bio may have to abandon development of such program and its business, results of operations, financial condition and prospects could suffer.
Barinthus Bio may be involved in lawsuits to protect or enforce its intellectual property rights, including any patents it may own or in- license in the future, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe any patents Barinthus Bio in-licenses or may own in the future. In addition, any patents Barinthus Bio may in-license or own also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, Barinthus Bio may be required to file infringement claims, which can be expensive and time-consuming. Barinthus Bio may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents Barinthus Bio may in-license or own in the future is not valid or is unenforceable or that the other party’s use of its technology falls under the safe harbor to patent infringement under 35 U.S.C. §271 (e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that Barinthus Bio’s patents do not cover the technology in question or that such third party’s activities do not infringe Barinthus Bio’s patents. An adverse result in any litigation or defense proceedings could put one or more of any patents Barinthus Bio in-licenses or may own in the future at risk of being invalidated, held unenforceable, or interpreted narrowly and could put Barinthus Bio’s patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Barinthus Bio’s business. In the event of a successful claim of infringement against Barinthus Bio, Barinthus Bio may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign Barinthus Bio’s infringing products, which may be impossible or require substantial time and monetary expenditure. Such litigation or proceedings could substantially increase Barinthus Bio’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. Barinthus Bio may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Barinthus Bio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Barinthus Bio because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Barinthus Bio’s ability to compete in the marketplace.
Post-grant proceedings provoked by third parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to Barinthus Bio’s patent applications or any patents Barinthus Bio may in-license or own in the future. These proceedings are expensive and an unfavorable outcome could result in a loss of Barinthus Bio’s current patent rights and could require Barinthus Bio to cease using the related technology or to attempt to license rights to it from the prevailing party. Barinthus Bio’s business could be harmed if the prevailing party does not offer Barinthus Bio a license on commercially reasonable terms. In addition to potential USPTO review proceedings, Barinthus Bio may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices, where Barinthus Bio’s foreign patents are challenged. For example, one of Barinthus Bio’s in-licensed European patents relating to its now discontinued MVA influenza product candidate has been revoked in a European opposition proceeding. This decision is currently on appeal, although there can be no assurance that any such appeal will be successful. The costs of opposition or similar proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result at the USPTO, EPO or other patent office may result in the loss of Barinthus Bio’s right to exclude others from practicing one or more of its inventions in the relevant country or jurisdiction, which could have a material adverse effect on Barinthus Bio’s business.
Litigation or post-grant proceedings may result in a decision adverse to Barinthus Bio’s interests and, even if Barinthus Bio is successful, may result in substantial costs and distract Barinthus Bio’s management and other employees. Barinthus Bio may not be able to prevent, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Barinthus Bio’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Barinthus ADSs.
Barinthus Bio may not be able to detect infringement of any patents Barinthus Bio may in-license or own. Even if Barinthus Bio detects infringement by a third party of any such patents, Barinthus Bio may choose not to pursue litigation against or settlement with the third party. If Barinthus Bio later sues such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for Barinthus Bio to enforce any patents it may own or in-license against such third party.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and patent protection could be reduced or eliminated for non- compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on any issued patents and patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in some cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Barinthus Bio’s competitors and other third parties might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on Barinthus Bio’s business prospects and financial condition.
Any issued patents Barinthus Bio in-licenses or may own now or in the future covering its product candidates could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO.
If Barinthus Bio or its licensors or strategic partners initiate legal proceedings against a third party to enforce a patent covering one of its product candidates, the defendant could counterclaim that the patent covering Barinthus Bio’s product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include reexamination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to Barinthus Bio’s in-licensed patent applications or patents or any patent applications or patents Barinthus Bio may own in the future in such a way that they no longer cover Barinthus Bio’s product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights Barinthus Bio may have from its patent applications or any patents it in-licenses or may own in the future, allow third parties to commercialize its product candidates or other technologies and compete directly with Barinthus Bio, without payment to Barinthus Bio, or result in Barinthus Bio’s inability to manufacture or commercialize products without infringing third-party patent rights.
Such proceedings also may result in substantial cost and require significant time from Barinthus Bio’s scientists and management, even if the eventual outcome is favorable to Barinthus Bio. If Barinthus Bio is unsuccessful in any such proceeding or other priority or inventorship dispute, Barinthus Bio may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If Barinthus Bio is unable to obtain and maintain such licenses, Barinthus Bio may need to cease the development, manufacture, and commercialization of one or more of the product candidates Barinthus Bio may develop. The loss of exclusivity or the narrowing of Barinthus Bio’s patent application claims could limit Barinthus Bio’s ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on Barinthus Bio’s business, results of operations, financial condition and prospects.
Barinthus Bio may be subject to claims challenging the inventorship or ownership of any intellectual property, including any patents Barinthus Bio may in-license or owns in the future.
Barinthus Bio may be subject to claims that former employees, collaborators or other third parties have an interest in any patents Barinthus Bio in-licenses or may own in the future, trade secrets, or other intellectual property as an inventor or co-inventor. For example, Barinthus Bio may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing its product candidates or other technologies. Barinthus Bio generally enters into confidentiality and intellectual property assignment agreements with its employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to Barinthus Bio will be Barinthus Bio’s exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to Barinthus Bio. Moreover, there may be some circumstances, where Barinthus Bio is unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If Barinthus Bio is subject to a dispute challenging its rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. Litigation may be necessary to defend against these and other claims challenging inventorship of any patents Barinthus Bio in-licenses or may own in the future, trade secrets or other intellectual property. If Barinthus Bio were unsuccessful, in addition to paying monetary damages, Barinthus Bio could lose valuable rights in intellectual property that it regards as its own, such as exclusive ownership of, or right to use, intellectual property that is important to its product candidates and other technologies. Even if Barinthus Bio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on its business, financial condition, results of operations and prospects.
Barinthus Bio may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information or alleged trade secrets of third parties or competitors or are in breach of non-competition or non- solicitation agreements with Barinthus Bio’s competitors or other third parties.
Barinthus Bio has received confidential and proprietary information from third parties. In addition, as is common in the biotechnology and pharmaceutical industries, Barinthus Bio employs individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including Barinthus Bio’s competitors or potential competitors. Barinthus Bio may be subject to claims that Barinthus Bio or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information or trade secrets of these third parties. In addition, Barinthus Bio may in the future be subject to claims that it caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation or arbitration may be necessary to defend against these claims. If Barinthus Bio fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Barinthus Bio is successful in defending against such claims, litigation or other legal proceedings relating to intellectual property claims and possible aftermath could result in substantial cost and be a distraction to Barinthus Bio’s management and employees. Any litigation or the threat thereof may adversely affect Barinthus Bio’s ability to hire employees. A loss of key personnel or their work product could hamper or prevent Barinthus Bio’s ability to commercialize product candidates, which could have an adverse effect on its business, results of operations and financial condition. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on Barinthus Bio’s share price. This type of litigation or proceeding could substantially increase Barinthus Bio’s operating losses and reduce its resources available for development activities. Barinthus Bio may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Barinthus Bio’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Barinthus Bio because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other intellectual property related proceedings could adversely affect Barinthus Bio’s ability to compete in the marketplace.
In addition, while it is Barinthus Bio’s policy to require its employees and contractors who may be involved in the development of intellectual property to execute agreements that provide that all inventions conceived by the individual, and which are related to Barinthus Bio’s current or planned business or research and development or made during normal working hours, on Barinthus Bio’s premises or using its equipment or proprietary information, are its exclusive property, Barinthus Bio may be unsuccessful in executing such an agreement with each party who, in fact, develops intellectual property that Barinthus Bio regards as its own. The assignment of intellectual property rights may not be self- executing, or the assignment agreements may be breached, and Barinthus Bio may be forced to bring claims against third parties, or defend claims that they may bring against Barinthus Bio, to determine the ownership of what Barinthus Bio regards as its intellectual property. Such claims could have a material adverse effect on Barinthus Bio’s business, financial condition, results of operations, and prospects.
If Barinthus Bio does not obtain patent term extension and data exclusivity for any of its current or future product candidates it may develop, Barinthus Bio’s business may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any of Barinthus Bio’s current or future product candidates Barinthus Bio may develop, one or more U.S. patents it in-licenses or may own in the future may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, Barinthus Bio may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Barinthus Bio requests.
For biologics, separate non-patent exclusivity under the BPCIA may apply. The FDA cannot make approval of a biosimilar effective until 12 years after the reference product’s first licensure, but policy changes could affect the scope or duration of this exclusivity, and competitors may nonetheless pursue full BLAs. As a result, even with patents and any extensions, competition from biosimilars or other biologics could occur earlier than anticipated.
If Barinthus Bio is unable to obtain patent term extension or the term of any such extension is shorter than what it requests, Barinthus Bio’s competitors or other third parties may obtain approval of competing products following expiration of any patents that issue from Barinthus Bio’s patent applications, and Barinthus Bio’s business, financial condition, results of operations, and prospects could be materially harmed.
Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing Barinthus Bio’s ability to protect its products.
As is the case with other biotechnology and pharmaceutical companies, Barinthus Bio’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Barinthus Bio’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Barinthus Bio’s ability to obtain new patents or to enforce patents that it might obtain in the future. For example, in the case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. Any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on Barinthus Bio’s business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on Barinthus Bio’s ability to obtain and effectively enforce any rights Barinthus Bio may have in its patent applications or any patents Barinthus Bio may own or in-license in the future.
Recent or future patent reform legislation could also increase the uncertainties and costs surrounding the prosecution of Barinthus Bio’s patent applications and the enforcement or defense of any patents Barinthus Bio in-licenses or may own in the future. The United States has enacted and implemented wide-ranging patent reform legislation. On September 16, 2011, the Leahy-Smith America Invents Act (“America Invents Act”), was signed into law, which includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, establish a new post-grant review system and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, Barinthus Bio cannot be certain that Barinthus Bio or its licensors were the first to either (i) file any patent application related to its product candidates or other technologies or (ii) invent any of the inventions claimed in its patent applications or any patents Barinthus Bio may own or in-license. These changes also allow third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Barinthus Bio’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. An adverse determination in any such proceeding could reduce the scope of, or invalidate, Barinthus Bio’s patent rights, allow third parties to commercialize Barinthus Bio’s technology or products and compete directly with Barinthus Bio, without payment to Barinthus Bio, or result in Barinthus Bio’s inability to manufacture or commercialize products without infringing third-party patent rights. Accordingly, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Barinthus Bio’s patent applications and the enforcement or defense of any issued patents Barinthus Bio in-licenses or may own in the future, all of which could have a material adverse effect on Barinthus Bio’s business, financial condition, results of operations, and prospects.
Barinthus Bio’s European patents and patent applications could be challenged in the recently created Unified Patent Court (“UPC”) for the European Union, that was fully ratified and came into being in 2023. Barinthus Bio may decide to opt out its European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, Barinthus Bio’s European patents and patent applications could be challenged for non-compliance and brought under the jurisdiction of the UPC. Barinthus Bio cannot be certain that its European patents and patent applications will avoid falling under the jurisdiction of the UPC, if Barinthus Bio decides to opt out of the UPC. Under the UPC, a granted European patent would be valid and enforceable in numerous European countries. A successful invalidity challenge to a European patent under the UPC would result in loss of patent protection in those European countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European countries, rather than in each validated European country separately as such patents always have been adjudicated. Such a loss of patent protection could have a material adverse impact on Barinthus Bio’s business and its ability to commercialize its technology and product candidates and, resultantly, on Barinthus Bio’s business, financial condition, prospects and results of operations.
Barinthus Bio may not be able to protect its intellectual property and proprietary rights throughout the world.
Filing, prosecuting, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect Barinthus Bio’s rights to the same extent as the laws of the United States. In addition, Barinthus Bio’s intellectual property license agreements may not always include worldwide rights. Consequently, Barinthus Bio may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using Barinthus Bio’s inventions in and into the United States or other jurisdictions. Competitors may use Barinthus Bio’s technologies in jurisdictions where Barinthus Bio has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Barinthus Bio has patent protection or licenses but enforcement is not as strong as that in the United States. These products may compete with Barinthus Bio’s products, and Barinthus Bio’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for Barinthus Bio to stop the infringement of its patents or marketing of competing products in violation of its intellectual property and proprietary rights generally. Proceedings to enforce Barinthus Bio’s intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert Barinthus Bio’s efforts and attention from other aspects of its business, could put Barinthus Bio’s patents at risk of being invalidated or interpreted narrowly, could put Barinthus Bio’s patent applications at risk of not issuing, and could provoke third parties to assert claims against Barinthus Bio. Barinthus Bio may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Barinthus Bio’s efforts to enforce its intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Barinthus Bio develops or licenses.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the relevant patent rights. If Barinthus Bio or any of its licensors is forced to grant a license to third parties with respect to any patents relevant to Barinthus Bio’s business, Barinthus Bio’s competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected.
If Barinthus Bio’s trademarks and trade names are not adequately protected, then Barinthus Bio may not be able to build name recognition in its marks of interest and Barinthus Bio’s business may be adversely affected.
Barinthus Bio’s trademarks or trade names may be challenged, infringed or diluted, lapsed, abandoned, circumvented or declared generic or determined to be infringing on or become dilutive of other marks, or otherwise invalidated through administrative process or litigation. Barinthus Bio intends to rely on both registration and common law protection for its trademarks. Barinthus Bio may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which Barinthus Bio needs for name recognition by potential partners or customers in its markets of interest. Third parties may use trademarks similar to Barinthus Bio’s trademarks and any potential confusion as to the source of goods or services could have an adverse effect on Barinthus Bio’s business. For example, in April 2022, Barinthus Bio received a letter asserting that its use of its “Vaccitech” trademark infringes a United Kingdom trademark held by a third party. Barinthus Bio timely responded rejecting the claims and believes that such claims are without merit. However, if such third party continues to assert its claims, Barinthus Bio cannot provide any assurance whether Barinthus Bio could reach a settlement relating to such claims or whether Barinthus Bio would prevail in any litigation or action related to such claims.
Moreover, during the trademark registration process, Barinthus Bio may receive Office Actions from the USPTO objecting to the registration of its trademarks. Although Barinthus Bio would be given an opportunity to respond to those objections, Barinthus Bio may be unable to overcome such rejections. In addition, at the USPTO and at comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks through opposition or cancellation proceedings against Barinthus Bio’s trademarks, and if such third parties are successful, Barinthus Bio’s trademarks may not survive such proceedings. In some cases, there may be third-party trademark owners who have prior rights to Barinthus Bio’s trademarks or third parties who have prior rights to similar trademarks, and Barinthus Bio may not be able to prevent such third parties from using and marketing any such trademarks. Litigation brought to protect and enforce Barinthus Bio’s intellectual property rights could be costly, unpredictable, time-consuming and distracting to management, regardless of whether Barinthus Bio is successful in such litigation. If Barinthus Bio is unable to obtain a registered trademark or establish name recognition based on its trademarks and trade names, Barinthus Bio may not be able to compete effectively and Barinthus Bio’s business, results of operations and financial condition may be adversely affected.
Numerous factors may limit any potential competitive advantage provided by the relevant patent rights.
The degree of future protection afforded by Barinthus Bio’s intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect Barinthus Bio’s business, provide a barrier to entry against Barinthus Bio’s competitors or potential competitors, or permit Barinthus Bio to maintain its competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Barinthus Bio’s technology, Barinthus Bio may not be able to fully exercise or extract value from its intellectual property rights. The following examples are illustrative:

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patent applications that Barinthus Bio owns or in-licenses may not lead to issued patents;

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patents, that Barinthus Bio in-licenses or may own in the future, may not provide it with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

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others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of Barinthus Bio’s product candidates, that is similar to its technology or aspects of its technology but that is not covered by the claims of any patents it in-licenses or may own in the future;

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third parties may compete with Barinthus Bio in jurisdictions where it does not pursue and obtain patent protection;

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Barinthus Bio, or its licensors or collaborators, might not have been the first to make the inventions covered by a patent application that it owns or in-licenses;

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Barinthus Bio, or its licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

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others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating Barinthus Bio’s intellectual property rights;

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Barinthus Bio’s competitors or other third parties might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where it does not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

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Barinthus Bio may not be able to obtain and/or maintain necessary licenses on reasonable terms, or at all;

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third parties may assert an ownership interest in Barinthus Bio’s intellectual property and, if successful, such disputes may preclude it from exercising exclusive rights, or any rights at all, over that intellectual property;

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Barinthus Bio may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how;

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Barinthus Bio may not be able to maintain the confidentiality of its trade secrets or other proprietary information;

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Barinthus Bio may not develop or in-license additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on Barinthus Bio’s business.

Should any of these events occur, they could significantly harm Barinthus Bio’s business, financial condition, results of operations and prospects.
Risks Related to Employee Matters, Managing Barinthus Bio’s Growth and Other Risks Related to Barinthus Bio’s Employee Matters
The pipeline prioritization and restructuring may be unsuccessful, lead to additional costs, disrupt Barinthus Bio’s operations, create unintended problems in Barinthus Bio’s workforce, or increase litigation risk, in which case Barinthus Bio’s business could be harmed.
On June 12, 2024, Barinthus Bio announced plans to prioritize its pipeline to focus on the development of VTP-300 in CHB and VTP-1000 in celiac disease, including a workforce reduction of approximately 25%.

On January 10, 2025, it announced a restructuring plan that aims to prioritize its immune tolerance research and development programs, including a reduction in workforce. As of December 31, 2025, Barinthus Bio had 14 full-time and part-time employees.
Despite Barinthus Bio’s efforts, the pipeline prioritization and restructuring may be unsuccessful, lead to additional costs, disrupt Barinthus Bio’s operations, create unintended problems in Barinthus Bio’s workforce, and increase litigation risk, which could harm Barinthus Bio’s business and results of operations. Barinthus Bio may incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the pipeline prioritization and restructuring. Barinthus Bio may not realize, in full or in part, the anticipated benefits and savings from the pipeline prioritization and restructuring due to unforeseen difficulties, delays or unexpected costs. If Barinthus Bio is unable to realize the expected operational efficiencies and cost savings from the pipeline prioritization and restructuring, its operating results and financial condition would be adversely affected. Moreover, Barinthus Bio’s decision to focus on the development of VTP-1000 in celiac disease may cause it to fail to capitalize on viable commercial products or profitable market opportunities or limit the opportunities it is able to pursue.
In addition, Barinthus Bio may need to undertake additional workforce reductions or restructuring activities in the future. Furthermore, the pipeline prioritization and restructuring could yield unanticipated consequences, such as increased difficulties in Barinthus Bio’s day-to-day operations, the loss of institutional knowledge and expertise, attrition beyond planned workforce reductions, reduced employee morale, and difficulty attracting and retaining qualified management, scientific, and other personnel critical to Barinthus Bio’s business. In addition, while positions have been eliminated, certain functions necessary to Barinthus Bio’s operations remain, and Barinthus Bio may be unsuccessful in distributing the duties and obligations of departed employees among Barinthus Bio’s remaining employees. If employees who were not affected by the workforce reduction pursue alternative employment, Barinthus Bio may need to seek contractor support, which could harm its productivity and add unplanned expense. The implementation of the workforce restructuring could also lead to litigation brought by or on behalf of Barinthus Bio’s former employees.
Barinthus Bio is highly dependent on its key personnel, and if Barinthus Bio is not successful in attracting and retaining highly qualified personnel, Barinthus Bio may not be able to successfully implement its business strategy.
Barinthus Bio’s ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon its ability to attract and retain highly qualified managerial, scientific and medical personnel. Barinthus Bio is highly dependent on its management, scientific and medical personnel, including Bill Enright, its Chief Executive Officer. The loss of the services of any of Barinthus Bio’s executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm Barinthus Bio’s business.
Barinthus Bio may experience changes in key leadership or key positions in the future. The departure of key leadership personnel can result in loss of significant knowledge and experience from the company. This loss of knowledge and experience can be mitigated through successful hiring and transition, but there can be no assurance that Barinthus Bio will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions. Failure to attract and retain the right talent, or to smoothly manage the transition of responsibilities resulting from such turnover, would affect Barinthus Bio’s ability to meet its challenges and may cause it to miss performance objectives or financial targets.
Barinthus Bio conducts its operations at its facilities in Germantown, Maryland. This region is the headquarter to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in these markets is intense and may limit Barinthus Bio’s ability to hire and retain highly qualified personnel on acceptable terms, or at all. Changes to U.S. or similar foreign immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Barinthus Bio’s business may be materially adversely affected if legislative or administrative changes to the U.S. or similar foreign immigration or visa laws and regulations impair Barinthus Bio’s hiring processes and goals or projects involving personnel who are not U.S. citizens.

To encourage valuable employees to remain at Barinthus Bio’s company, in addition to salary and cash incentives, Barinthus Bio has provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in Barinthus Bio’s share price that are beyond its control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite Barinthus Bio’s efforts to retain valuable employees, members of Barinthus Bio’s management, scientific and development teams may terminate their employment with Barinthus Bio on notice periods specified in their employment agreements. Although Barinthus Bio has employment agreements with all its employees, these employment agreements with U.S. employees provide for at-will employment, which means that any of its U.S. employees could leave its employment at any time, by providing the required contractual notification of their intent to leave. The standard notice period for U.K. employed personnel is three calendar months or six calendar months for the senior executive team. Barinthus Bio’s success also depends on its ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.
Risks Related to Barinthus Bio’s Business Operations and Growth
Barinthus Bio will need to grow the size of its organization, and it may experience difficulties in managing this growth.
As of December 31, 2025, Barinthus Bio had 14 full-time and part-time employees. As Barinthus Bio’s development and commercialization plans and strategies develop, it expects to need additional managerial, operational, technical, sales, marketing, financial and other personnel, as well as additional facilities to expand its operations. Future growth would impose significant added responsibilities on members of management, including:

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identifying, recruiting, integrating, maintaining and motivating additional and existing employees;

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managing clinical trial sites in multiple countries;

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managing its internal development efforts effectively, including the clinical and regulatory review process for its product candidates, while complying with its contractual obligations to contractors and other third parties; and

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improving its operational, financial and management controls, reporting systems and procedures.

Barinthus Bio’s future financial performance and its ability to commercialize its product candidates will depend, in part, on its ability to effectively manage any future growth, and Barinthus Bio’s management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.
There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to Barinthus Bio’s on a timely basis when needed, or that it can find qualified replacements. In addition, if Barinthus Bio is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, its clinical trials may be extended, delayed or terminated, and Barinthus Bio may not be able to obtain marketing authorization for its product candidates or otherwise advance its business. There can be no assurance that Barinthus Bio will be able to manage its existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.
If Barinthus Bio is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, or it is not able to effectively build out new facilities to accommodate this expansion, it may not be able to successfully implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its research, development and commercialization goals.
Barinthus Bio’s internal computer systems, or those used by Barinthus Bio’s third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in the disclosure of confidential or proprietary information, including personal data, damage to Barinthus Bio’s reputation, and subject Barinthus Bio to significant financial and legal exposure and cause a material disruption of the development programs of Barinthus Bio’s product candidates.
Barinthus Bio and its third-party CROs and other contractors and consultants rely extensively on information technology systems to conduct and manage its business. Despite the implementation of security measures, Barinthus Bio’s internal computer systems and those of its current and future third-party providers are vulnerable to damage from computer viruses and unauthorized access, including cybersecurity incidents and data breaches. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Cyberattacks could include wrongful conduct by insider employees or vendors, hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, including ransomware, denial-of-service, social engineering fraud, including phishing attacks, data breaches, or other means to threaten data security, confidentiality, integrity and availability. If such an event were to occur, it could result in the theft or destruction of intellectual property, data or other misappropriation of assets, or otherwise compromise Barinthus Bio’s confidential or proprietary information and result in a material disruption of its development programs and its business operations, such as the loss of clinical trial data from completed or future clinical trials. Such loss could result in delays in its marketing authorization efforts and significantly increase its costs to recover or reproduce the data.
Although Barinthus Bio devotes resources to protect its information systems, including organization-wide prevention software, it realizes that cyberattacks are a threat, and there can be no assurance that its efforts will prevent information security breaches or data breaches that would result in business, legal, financial or reputational harm to it, or would have a material adverse effect on its business, financial condition, results of operations and prospects.
Likewise, Barinthus Bio relies on third parties for the manufacture of its product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. Barinthus Bio relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches.
Like other companies in its industry, Barinthus Bio and its third-party vendors have experienced and will continue to experience threats and cybersecurity incidents relating to its information technology systems and infrastructure. Any breach in Barinthus Bio’s or Barinthus Bio’s third-party providers’ information technology systems could lead to the unauthorized access, disclosure and use of non-public information, including information from Barinthus Bio’s participant registry or other participant information, which is protected by HIPAA, and other laws. Any such access, disclosure, or other loss of information could result in legal notifications and disclosures, legal claims or proceedings, liability under laws that protect the privacy of personal information, damage to Barinthus Bio’s reputation and the further development and commercialization of its product candidates could be delayed. If Barinthus Bio’s or Barinthus Bio’s third-party providers fail to maintain or protect Barinthus Bio’s information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to Barinthus Bio’s information technology systems, Barinthus Bio’s or Barinthus Bio’s third-party providers could have difficulty preventing, detecting and controlling such cyberattacks and any such attacks could result in losses described above as well as disputes with physicians, participants and Barinthus Bio’s partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on Barinthus Bio’s business, results of operations, financial condition, prospects and cash flows. If Barinthus Bio is unable to prevent or mitigate the impact of such cybersecurity or data privacy breaches, Barinthus Bio could be exposed to litigation and governmental investigations, which could lead to a potential disruption to its business.
Further, Barinthus Bio’s contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in Barinthus Bio’s contracts are sufficient to protect it from liabilities, damages, or claims related to Barinthus Bio’s privacy and data security obligations. Further, although Barinthus Bio maintains cyber liability insurance, this insurance may not provide adequate coverage against potential liabilities related to any experienced cybersecurity incident or breach.
Business disruptions could seriously harm Barinthus Bio’s future revenue and financial condition and increase its costs and expenses.
Barinthus Bio’s operations, and those of its CROs, CMOs and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, pandemics and other natural or man-made disasters or business interruptions, for which Barinthus Bio are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm Barinthus Bio’s operations and financial condition and increase its costs and expenses. Barinthus Bio relies on third-party manufacturers to produce its product candidates. Barinthus Bio’s ability to obtain clinical supplies of its product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.
If product liability lawsuits are brought against Barinthus Bio, it may incur substantial liabilities and may be required to limit commercialization of its product candidates.
Barinthus Bio faces an inherent risk of product liability as a result of the clinical testing of its product candidates and will face an even greater risk if it commercializes any product candidate for which it receives marketing authorization. For example, Barinthus Bio may be sued if its product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Barinthus Bio cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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decreased demand for Barinthus Bio’s product candidates or products that it may develop;

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injury to Barinthus Bio’s reputation;

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withdrawal of clinical trial participants;

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initiation of investigations by regulators;

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costs to defend the related litigation;

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a diversion of management’s time and Barinthus Bio’s resources;

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substantial monetary awards to trial participants or participants;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and Barinthus Bio’s capital resources;

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the inability to commercialize any product candidate; and

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a decline in Barinthus Bio’s share price.

Failure to obtain or retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products Barinthus Bio develops, alone or with corporate collaborators. Although Barinthus Bio has clinical trial insurance, its insurance policies also have various exclusions, and it may be subject to a product liability claim for which it has no coverage. In the future, Barinthus Bio may be unable to maintain this insurance coverage, or it may not be able to obtain additional or replacement coverage at a reasonable cost, if at all. Barinthus Bio may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and it may not have, or be able to obtain, sufficient capital to pay such amounts. Even if Barinthus Bio’s agreements with any future corporate collaborators entitle Barinthus Bio to indemnification against losses, such indemnification may not be available or adequate should any claim arise.
Unfavorable global economic conditions could adversely affect Barinthus Bio’s business, financial condition or results of operations.
Barinthus Bio’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to Barinthus Bio’s business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or international trade disputes could also strain Barinthus Bio’s third-party suppliers, possibly resulting in supply disruption. Any of the foregoing could harm Barinthus Bio’s business and Barinthus Bio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Barinthus Bio’s business.
Risks Related to Barinthus Bio’s International Operations
A variety of risks associated with operating Barinthus Bio’s business internationally could materially adversely affect its business.
Barinthus Bio plans to seek marketing authorization for its product candidates outside of the United States and, accordingly, Barinthus Bio expects that it, and any potential collaborators in those jurisdictions, will be subject to additional risks related to operating in foreign countries, including:

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differing regulatory requirements in foreign countries;

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unexpected changes in tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), trade protection measures, trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), price and exchange controls, and other regulatory requirements;

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economic weakness, including inflation, or political instability in particular foreign economies and markets;

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compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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potential liability under the FCPA Office of Foreign Assets Control Anti-Money Laundering Program as required by the Bank Secrecy Act and its implementing regulations, or comparable foreign laws, including the U.K. Bribery Act 2010 (“Bribery Act”);

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challenges enforcing Barinthus Bio’s contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with Barinthus Bio’s planned international operations may materially adversely affect its ability to attain or maintain profitable operations.
Barinthus Bio’s business is subject to economic, political, regulatory and other risks associated with international operations.
Barinthus Bio’s business is subject to risks associated with conducting business internationally. Accordingly, Barinthus Bio’s future results could be harmed by a variety of factors, including the following:

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economic weakness, including inflation, political instability in particular in foreign economies and markets;

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differing regulatory requirements for drug approvals;

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differing jurisdictions potentially presenting different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;

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potentially reduced protection for intellectual property rights;

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difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

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changes in regulations and customs, tariffs and trade barriers;

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changes in currency exchange rates of the euro, U.S. dollar, pound sterling and currency controls;

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changes in a specific country’s or region’s political or economic environment;

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trade protection measures, import or export licensing requirements or other restrictive actions by governments;

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differing reimbursement regimes and price controls in certain international markets;

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negative consequences from changes in tax laws or practice;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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workforce uncertainty in countries where labor unrest is more common than in the United States and EU;

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difficulties associated with staffing and managing international operations, including differing labor relations;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geopolitical actions, including war, terrorism, pandemics, or natural disasters including earthquakes, typhoons, floods and fires.

Claims of U.S. civil liabilities may not be enforceable against Barinthus Bio.
Barinthus Bio is incorporated under English law and has its registered office in England. Many of the members of Barinthus Bio’s senior management and certain members of its board of directors are non-residents of the United States, and all or a substantial portion of Barinthus Bio’s assets and the assets of such persons are held outside the United States. As a result, it may not be possible to serve process on such persons or Barinthus Bio in the United States or to enforce judgments obtained in U.S. courts against them or Barinthus Bio based on civil liability provisions of the U.S. federal securities laws.
The United States and the U.K. do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the U.K. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in the U.K. against Barinthus Bio or its directors or senior management predicated upon securities laws of the U.S. or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against Barinthus Bio in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If the courts of England and Wales give a judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the courts of England and Wales discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against Barinthus Bio or certain of its senior management, board of directors or certain experts named herein who are residents of the U.K. or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.
Fluctuations in the exchange rate between the U.S. dollar and the pound sterling may increase the risk of holding Barinthus ADSs and may materially affect its results of operations and financial condition.
Barinthus ADSs trade on Nasdaq in U.S. dollars. Due to the international scope of Barinthus Bio’s operations, its assets, earnings and cash flows are influenced by movements in exchange rates of several currencies, particularly the U.S. dollar, the pound sterling and the euro. Barinthus Bio’s reporting currency is denominated in U.S. dollars and Barinthus Bio’s functional currency is the pound sterling (except that the functional currency of its U.S. subsidiaries is the U.S. dollar) and the majority of Barinthus Bio’s operating expenses are paid in pound sterling. Barinthus Bio also regularly acquires services, consumables and materials in U.S. dollars, pounds sterling, AUS dollars and the euro. Further potential future revenue may be derived particularly from the United States. As a result, Barinthus Bio’s business and the price of Barinthus ADSs may be affected by fluctuations in foreign exchange rates between the pound sterling and these other currencies, which may also have a significant impact on Barinthus Bio’s results of operations and cash flows from period to period. Currently, Barinthus Bio does not have any exchange rate hedging arrangements in place.
In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the pound sterling, the U.S. dollar equivalent of the proceeds that a holder of Barinthus ADSs would receive upon the sale in the U.K. of any Barinthus ordinary shares withdrawn from the Depositary and the U.S. dollar equivalent of any cash dividends paid in euros on its ordinary shares represented by Barinthus ADSs could also decline.
Risks Related to Ownership of Barinthus ADSs
An active trading market for Barinthus ADSs may not be sustained.
Prior to Barinthus Bio’s IPO in May 2021, there had been no public trading market for Barinthus ADSs. Although Barinthus ADSs are listed on the Nasdaq Global Market, an active trading market for Barinthus Bio’s shares may not be sustained. If an active market for Barinthus ADSs is not sustained, it may be difficult for holders of Barinthus ADSs to sell Barinthus ADSs without depressing the market price for the shares, or at all. Further, an inactive market may also impair Barinthus Bio’s ability to raise capital by selling Barinthus ADSs and may impair Barinthus Bio’s ability to enter into strategic partnerships or acquire companies or products by using Barinthus ADSs as consideration.
Barinthus Bio’s principal shareholders and management own a significant percentage of Barinthus Bio’s stock and exert significant influence over matters subject to shareholder approval.
As of January 9, 2026, Barinthus Bio’s executive officers, directors, and 5% shareholders beneficially owned approximately 54% of Barinthus Bio’s voting stock. Depending on the level of attendance at Barinthus Bio’s meetings of shareholders, these shareholders either alone or voting together as a group may be in a position to determine or significantly influence the outcome of decisions taken at any such meeting. Any shareholder or group of shareholders controlling more than 50% of the share capital present and voting at Barinthus Bio’s meetings of shareholders may control any shareholder resolution requiring a simple majority, including the appointment of board members, certain decisions relating to Barinthus Bio’s capital structure and the approval of certain significant corporate transactions. This may prevent or discourage unsolicited acquisition proposals or offers for Barinthus ADSs that holders of Barinthus ADSs may feel are in their best interest as shareholders.
The price of Barinthus ADSs is volatile and holders of Barinthus ADSs could lose all or part of their investment.
The trading price of Barinthus ADSs is highly volatile and subject to wide fluctuations in response to various factors, some of which are beyond Barinthus Bio’s control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include:

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the commencement, enrollment, or results of clinical trials of Barinthus Bio’s product candidates or any future clinical trials Barinthus Bio may conduct, or changes in the development status of Barinthus Bio’s product candidates;

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adverse results or delays in preclinical studies and clinical trials;

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Barinthus Bio’s decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

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any delay in Barinthus Bio’s regulatory filings or any adverse regulatory decisions, including failure to receive marketing authorization for Barinthus Bio’s product candidates;

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changes in laws or regulations applicable to Barinthus Bio’s products, including but not limited to clinical trial requirements for approvals;

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adverse developments concerning Barinthus Bio’s manufacturers or its manufacturing plans;

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Barinthus Bio’s inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

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Barinthus Bio’s inability to establish collaborations if needed;

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Barinthus Bio’s failure to commercialize its product candidates;

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additions or departures of key scientific or management personnel;

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unanticipated serious safety concerns related to the use of Barinthus Bio’s product candidates;

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introduction of new products or services offered by Barinthus Bio or its competitors;

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announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Barinthus Bio or its competitors;

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Barinthus Bio’s ability to effectively manage its growth;

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actual or anticipated variations in quarterly operating results;

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Barinthus Bio’s cash position;

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Barinthus Bio’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

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publication of research reports about Barinthus Bio or its industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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changes in the market valuations of similar companies;

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overall performance of the equity markets;

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sales of Barinthus ADSs by Barinthus Bio or its shareholders in the future;

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trading volume of Barinthus ADSs;

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changes in accounting practices;

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ineffectiveness of Barinthus Bio’s internal controls;

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disputes or other developments relating to intellectual property or proprietary rights, including patents, litigation matters and Barinthus Bio’s ability to obtain patent protection for its technologies;

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significant lawsuits, including intellectual property or shareholder litigation;

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general political and economic conditions; and

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other events or factors, many of which are beyond Barinthus Bio’s control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of Barinthus ADSs, regardless of its actual operating performance.

If Barinthus Bio fails to regain compliance with the continued listing requirements of Nasdaq, Barinthus ADSs may be delisted and the price of Barinthus ADSs and Barinthus Bio’s ability to access the capital markets could be negatively impacted.
On December 30, 2025, Barinthus Bio received a deficiency letter from Nasdaq indicating that, for the last 30 consecutive business days, the bid price for Barinthus ADSs had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market, referred to as the minimum bid price rule. In accordance with Nasdaq Listing Rules, Barinthus Bio has an initial period of 180 calendar days, or until June 29, 2026, to regain compliance with the minimum bid price rule. If Barinthus Bio does not regain compliance with the minimum bid price rule by June 29, 2026, it may be eligible for an additional 180 calendar day compliance period. Barinthus Bio intends to monitor the closing bid price of Barinthus ADSs and may, if appropriate, consider available options to regain compliance with the minimum bid price rule.
There are many factors that may adversely affect Barinthus ADS’ minimum bid price, including those described throughout this section titled “Risk Factors — Risks Relating to Barinthus Bio.” Many of these factors are outside of the control of Barinthus Bio. As a result, Barinthus Bio may not be able to sustain compliance with the minimum bid price rule in the long term. Any potential delisting of Barinthus ADSs from the Nasdaq Global Market would likely result in decreased liquidity and increased volatility for Barinthus ADSs and would adversely affect Barinthus Bio’s ability to raise additional capital or to enter into strategic transactions. Any potential delisting of Barinthus ADSs from the Nasdaq Global Market would also make it more difficult for holders of Barinthus ADSs to sell the Barinthus ADSs in the public market.
Holders of Barinthus ADSs are not treated as holders of Barinthus Bio’s ordinary shares.
Holders of Barinthus ADSs are not treated as holders of Barinthus Bio’s ordinary shares, unless they withdraw the ordinary shares underlying their Barinthus ADSs in accordance with the deposit agreement and applicable laws and regulations. The Depositary is the holder of the ordinary shares underlying Barinthus ADSs. Holders of Barinthus ADSs therefore do not have any rights as holders of Barinthus Bio’s ordinary shares, other than the rights that they have pursuant to the deposit agreement.
Holders of Barinthus ADSs will not have the same voting rights as the holders of Barinthus Bio’s ordinary shares, and may not receive voting materials or any other documents that would need to be provided to Barinthus Bio’s shareholders pursuant to English corporate law, including the Companies Act 2006, in time to be able to exercise their right to vote.
Except as described elsewhere in this proxy statement/prospectus and the deposit agreement, holders of Barinthus ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by Barinthus ADSs. The deposit agreement provides that, upon receipt of notice of any meeting of holders of Barinthus Bio’s ordinary shares, the Depositary will fix a record date for the determination of Barinthus ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon Barinthus Bio’s request, the Depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by Barinthus Bio and (ii) a statement as to the manner in which instructions may be given by the holders. Barinthus Bio cannot guarantee that Barinthus ADS holders will receive the voting materials in time to ensure that they can instruct the Depositary to vote the ordinary shares underlying their Barinthus ADSs.
Otherwise, holders of Barinthus ADSs will not be able to exercise their right to vote, unless they withdraw the ordinary shares underlying Barinthus ADSs they hold to vote them in person or by proxy in accordance with applicable laws and regulations and Barinthus Bio’s articles of association. However, holders of Barinthus ADSs may not know about the meeting far enough in advance to withdraw those ordinary shares. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds Barinthus Bio’s ordinary shares as of the record date set for such meeting and otherwise complies with Barinthus Bio’s articles of association. In addition, the Depositary’s liability to holders of Barinthus ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of Barinthus ADSs may not be able to exercise their right to vote, and there may be nothing they can do if the ordinary shares underlying their Barinthus ADSs are not voted as they requested or if their shares cannot be voted.

Holders of Barinthus ADSs may be subject to limitations on the transfer of their Barinthus ADSs and the withdrawal of the underlying ordinary shares.
Barinthus ADSs are transferable on the books of the Depositary. However, the Depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The Depositary may refuse to deliver, transfer or register transfers of Barinthus ADSs generally when Barinthus Bio’s books or the books of the Depositary are closed, or at any time if Barinthus Bio or the Depositary thinks it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of Barinthus ADS holders to cancel their Barinthus ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of Barinthus ADSs and withdrawal of the underlying ordinary shares may arise because the Depositary has closed its transfer books or Barinthus Bio has closed its transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders meeting or Barinthus Bio is paying a dividend on its ordinary shares. In addition, holders of Barinthus ADSs may not be able to cancel their Barinthus ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Barinthus ADSs or to the withdrawal of ordinary shares or other deposited securities.
Holders of Barinthus ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing Barinthus ADSs representing Barinthus Bio’s ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of Barinthus ADSs irrevocably waive the right to a jury trial of any claim they may have against Barinthus Bio or the Depositary arising out of or relating to Barinthus ADSs or the deposit agreement.
If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If Barinthus Bio or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To Barinthus Bio’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Barinthus Bio believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. Barinthus Bio believes that this is the case with respect to the deposit agreement and Barinthus ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of Barinthus ADSs bring a claim against Barinthus Bio or the Depositary in connection with matters arising under the deposit agreement or Barinthus ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against Barinthus Bio and/or the Depositary. If a lawsuit is brought against Barinthus Bio and/or the Depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or Barinthus ADSs serves as a waiver by any holder or beneficial owner of Barinthus ADSs or by Barinthus Bio or the Depositary of compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Barinthus Bio’s business, its stock price and trading volume could decline.
The trading market for Barinthus ADSs depends in part on the research and reports that securities or industry analysts publish about Barinthus Bio or its business. Although Barinthus Bio has obtained research coverage from certain analysts, there can be no assurance that analysts will continue to cover Barinthus Bio, or provide favorable coverage. If one or more of the analysts who cover Barinthus Bio downgrades its stock or publishes inaccurate or unfavorable research about its business, its stock price may decline. If one or more of these analysts ceases coverage of Barinthus Bio or fails to publish reports on Barinthus Bio regularly, demand for Barinthus Bio’s stock could decrease, which might cause Barinthus Bio’s stock price and trading volume to decline.
Barinthus Bio is an emerging growth company and a smaller reporting company, and cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make Barinthus ADSs less attractive to investors.
Barinthus Bio is an emerging growth company, as defined in the JOBS Act enacted in April 2012. For as long as Barinthus Bio continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act reduced disclosure obligations regarding executive compensation in Barinthus Bio’s periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. Barinthus Bio could be an emerging growth company for up to five years following the year in which Barinthus Bio became a public company, although circumstances could cause Barinthus Bio to lose that status earlier. Barinthus Bio will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date Barinthus Bio became a public company, (b) in which Barinthus Bio has total annual gross revenue of at least $1.235 billion or (c) in which Barinthus Bio is deemed to be a large accelerated filer, which requires the market value of Barinthus ADSs that are held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which Barinthus Bio has issued more than $1 billion in non-convertible debt during the prior three-year period.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. Barinthus Bio has elected to avail itself of this exemption and, therefore, it will not be subject to the same timing of adoption of new or revised accounting standards as other public companies that are not emerging growth companies.
Even after Barinthus Bio no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which may allow it to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in Barinthus Bio’s periodic reports and proxy statements. Barinthus Bio cannot predict if investors will find Barinthus ADSs less attractive because it may rely on these exemptions. If some investors find Barinthus ADSs less attractive as a result, there may be a less active trading market for Barinthus ADSs and Barinthus Bio’s stock price may be more volatile.
Barinthus Bio will incur increased costs as a result of operating as an English public company listed in the U.S., and its board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As an English public company listed in the U.S., Barinthus Bio incurs significant legal, accounting and other expenses that Barinthus Bio did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on foreign reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Barinthus Bio’s board of directors, management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase Barinthus Bio’s legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for Barinthus Bio to obtain director and officer liability insurance, which in turn could make it more difficult for Barinthus Bio to attract and retain qualified members of Barinthus Bio’s board of directors. In addition, after Barinthus Bio no longer qualifies as an emerging growth company, Barinthus Bio expects to incur additional legal, accounting and other expenses.
However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Barinthus Bio is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Global Market. Pursuant to Section 404 of the Sarbanes-Oxley Act, Barinthus Bio is required to perform system and process evaluation and testing of its internal control over financial reporting to allow its management to report on the effectiveness of Barinthus Bio’s internal control over financial reporting. However, while Barinthus Bio remains an emerging growth company, it will not be required to include an attestation report on internal control over financial reporting issued by Barinthus Bio’s independent registered public accounting firm. Barinthus Bio will incur substantial additional professional fees and internal costs to expand Barinthus Bio’s accounting and finance functions and expend significant management efforts.
General Risk Factors
Barinthus Bio’s operating results may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or its guidance.
Barinthus Bio’s quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for Barinthus Bio to predict its future operating results. From time to time, Barinthus Bio may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of Barinthus Bio’s revenue. Accordingly, Barinthus Bio’s revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and, if approved, sales of Barinthus Bio’s product candidates. These upfront and milestone payments may vary significantly from period to period and any variance could cause a significant fluctuation in Barinthus Bio’s operating results from one period to the next.
Further, Barinthus Bio’s operating results may fluctuate due to a variety of other factors, many of which are outside of Barinthus Bio’s control and may be difficult to predict, including the following:

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the timing and cost of, and level of investment in, research and development activities relating to Barinthus Bio’s current and any future product candidates, which will change from time to time;

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the timing and outcomes of clinical trials for Barinthus Bio’s current and any other future product candidates;

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the cost of manufacturing Barinthus Bio’s current and any future product candidates, which may vary depending on regulatory guidelines and requirements, the quantity of production and the terms of Barinthus Bio’s agreements with manufacturers;

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Barinthus Bio’s ability to adequately support its future growth;

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potential unforeseen business disruptions that increase Barinthus Bio’s costs or expenses;

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future accounting pronouncements or changes in Barinthus Bio’s accounting policies; and

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the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in Barinthus Bio’s quarterly and annual operating results. As a result, comparing Barinthus Bio’s operating results on a period-to-period basis may not be meaningful. Investors should not rely on Barinthus Bio’s past results as an indication of its future performance. This variability and unpredictability could also result in Barinthus Bio failing to meet the expectations of industry or financial analysts or investors for any period. If Barinthus Bio’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts Barinthus Bio may provide to the market, or if the forecasts Barinthus Bio provides to the market are below the expectations of analysts or investors, the price of Barinthus ADSs could decline substantially. The price of Barinthus ADSs could decline even when Barinthus Bio has met any previously publicly stated revenue and/or earnings guidance it may provide.
Holders of Barinthus ADSs may not receive distributions on Barinthus Bio’s ordinary shares represented by the Barinthus ADSs or any value for them if it is illegal or impractical to make them available to holders of Barinthus ADSs.
The Depositary for the Barinthus ADSs has agreed to pay to holders of Barinthus ADSs the cash dividends or other distributions it or the custodian receives on Barinthus Bio’s ordinary shares or other deposited securities after deducting its fees and expenses. Shareholders will receive these distributions in proportion to the number of Barinthus Bio’s ordinary shares those Barinthus ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of Barinthus ADSs. Barinthus Bio has no obligation to take any other action to permit distribution on the Barinthus ADSs, ordinary shares, rights or anything else to holders of Barinthus ADSs. This means that holders of Barinthus ADSs may not receive the distributions Barinthus Bio makes on its ordinary shares or any value from them if it is unlawful or impractical to make them available to holders of Barinthus ADSs. These restrictions may have an adverse effect on the value of Barinthus ADSs.
Barinthus Bio does not intend to pay dividends on Barinthus ADSs, so any returns will be limited to the value of its ordinary shares.
Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, Barinthus Bio must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, Barinthus Bio will only be able to make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
Barinthus Bio has not paid dividends in the past on Barinthus Bio’s ordinary shares. Barinthus Bio currently anticipates that it will retain future earnings for the development, operation, and expansion of its business and it does not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, Barinthus Bio may enter into agreements that prohibit it from paying cash dividends without prior written consent from its contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on Barinthus ADSs. Any return to shareholders and holders of Barinthus ADSs will therefore be limited to the appreciation of their stock, which may never occur.
As an English public limited company, certain capital structure decisions require shareholder approval, which limits Barinthus Bio’s flexibility to manage its capital structure.
English law provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in Barinthus Bio’s articles of association or relevant ordinary resolution passed by shareholders at a general meeting. Such authority from Barinthus Bio’s shareholders to allot shares (or grant rights to subscribe for or to convert any security into shares) for a period of five years from April 21, 2021 was included in the ordinary resolution passed by Barinthus Bio’s shareholders on April 21, 2021, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for Barinthus Bio’s articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, but not longer than the duration of the authority to allot shares to which this disapplication relates or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by Barinthus Bio’s shareholders upon its expiration (i.e., at least every five years). Such authority from Barinthus Bio’s shareholders to disapply preemptive rights for a period of five years was included in the special resolution passed by Barinthus Bio’s shareholders on April 21, 2021, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five- year terms (or any shorter period).
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years.
Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers (the “Takeover Code”), will not apply if Barinthus Bio’s place of central management and control is considered to be outside of the U.K. (or the Channel Islands or the Isle of Man).
Barinthus Bio believes that its place of central management and control is not in the United Kingdom (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code. Accordingly, Barinthus Bio believes that it is not currently subject to the Takeover Code and, as a result, its shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids.
In the event that this changes, or if the interpretation and application of the Takeover Code by the Panel on Takeovers and Mergers, (the “Takeover Panel”), changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the United Kingdom), the Takeover Code may apply to Barinthus Bio in the future.
The Takeover Panel has confirmed that, from February 3, 2027, the location of the Company’s place of central management and control will no longer be relevant in determining whether the Takeover Code applies to the Company. From February 3, 2027, the Takeover Code will only apply to the Company in the event that Barinthus Bio’s securities are quoted on a UK regulated market (or UK multilateral trading facility or certain exchanges in the Channel Islands or the Isle of Man).
The Takeover Code provides a framework within which takeovers of companies which are subject to the Takeover Code are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

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in connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer;

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when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30% or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company;

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when any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30% but does not hold more than 50% of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company;

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a mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her;

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in relation to a voluntary offer (i.e., any offer which is not a mandatory offer), when interests in shares representing 10% or more of the voting rights of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class;

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if, after making an offer for a company, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired;

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an offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company;

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special or favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree;

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all shareholders must be given the same information;

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each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein;

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profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers;

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misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately;

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actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group;

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stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities; and

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employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

The rights of Barinthus Bio’s shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
Barinthus Bio is incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of Barinthus ADSs, are governed by the laws of England and Wales, including the provisions of the U.K. Companies Act 2006, and by Barinthus Bio’s articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.
The principal differences include the following:

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under English law and Barinthus Bio’s articles of association, each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;

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under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of Barinthus ADSs are also governed by the provisions of a deposit agreement with Barinthus Bio’s Depositary bank;

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under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

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under English law and Barinthus Bio’s articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the Barinthus Bio ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for Barinthus Bio to complete corporate transactions deemed advisable by Barinthus Bio’s board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve certain significant transactions;

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in the U.K., takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire Barinthus Bio by means of a takeover offer would need to make an offer for all of Barinthus Bio’s outstanding ordinary shares/ Barinthus ADSs. If acceptances are not received for 90% or more of the ordinary shares/ Barinthus ADSs under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of Barinthus Bio. Accordingly, acceptances of 90% of the outstanding Barinthus Bio ordinary shares (including those represented by Barinthus ADSs) will likely be a condition in any takeover offer to acquire Barinthus Bio, not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of Barinthus Bio, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares (including those represented by Barinthus ADSs) voting for approval;

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under English law and Barinthus Bio’s articles of association, shareholders and other persons whom Barinthus Bio knows or has reasonable cause to believe are, or have been, interested in Barinthus Bio’s shares may be required to disclose information regarding their interests in Barinthus Bio’s shares upon Barinthus Bio’s request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

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the quorum requirement for a shareholders’ meeting is one or more qualifying persons present at a meeting and between them holding (or being the proxy or corporate representative of the holders of) at least thirty-three and one-third percent (33 1/3%) in number of the issued shares (excluding any shares held as treasury shares) entitled to attend and vote on the business to be transacted. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

Barinthus Bio’s articles of association provide that the courts of England and Wales are the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
Barinthus Bio’s articles of association provide that, unless Barinthus Bio consents by ordinary resolution to the selection of an alternative forum, the courts of England and Wales shall, to the fullest extent permitted by law, be the exclusive forum for: (a) any derivative action or proceeding brought on Barinthus Bio’s behalf; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any of Barinthus Bio’s directors, officers or other employees to Barinthus Bio; (c) any action or proceeding asserting a claim arising out of any provision of the U.K. Companies Act 2006 or Barinthus Bio’s articles of association (as may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to Barinthus Bio’s affairs (the “England and Wales Forum Provision”). The England and Wales Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Barinthus Bio’s articles of association further provide that unless Barinthus Bio consents by ordinary resolution to the selection of an alternative forum, the United States District Court for the Southern District of New York shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act (the “U.S. Federal Forum Provision”). In addition, Barinthus Bio’s articles of association provide that any person or entity purchasing or otherwise acquiring any interest in Barinthus Bio’s shares is deemed to have notice of and consented to the England and Wales Forum Provision and the U.S. Federal Forum Provision; provided, however, that Barinthus Bio’s shareholders cannot and will not be deemed to have waived Barinthus Bio’s compliance with the U.S. federal securities laws and the rules and regulations thereunder.
The England and Wales Forum Provision and the U.S. Federal Forum Provision in Barinthus Bio’s articles of association may impose additional litigation costs on Barinthus Bio’s shareholders in pursuing any such claims. Additionally, the forum selection clauses in Barinthus Bio’s articles of association may limit the ability of Barinthus Bio’s shareholders to bring a claim in a judicial forum that they find favorable for disputes with Barinthus Bio’s or Barinthus Bio’s directors, officers or employees, which may discourage the filing of lawsuits against Barinthus Bio’s and Barinthus Bio’s directors, officers and employees, even though an action, if successful, might benefit Barinthus Bio’s shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including the courts of England and Wales and other courts within the U.S., will enforce Barinthus Bio’s U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be inapplicable or unenforceable in an action, Barinthus Bio’s may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect Barinthus Bio’s results of operations and financial condition. The U.S. Federal Forum Provision may also impose additional litigation costs on Barinthus Bio’s shareholders who assert that the provision is not enforceable or invalid. The courts of England and Wales and the United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to Barinthus Bio’s than Barinthus Bio’s shareholders.
Changes in U.S. tax law could adversely affect Barinthus Bio’s financial condition and results of operations.
The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. For example, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Changes to tax laws (which changes may have retroactive application) could adversely affect Barinthus Bio or holders of Barinthus Bio’s ordinary shares or Barinthus ADSs. Barinthus Bio is evaluating the elections available under OBBBA. Based on its current assessment, Barinthus Bio does not expect the changes to Section 174 under the OBBBA to have a material impact on its financial position or results of operations. For example, under Section 174 of the Internal Revenue Code of 1986, as amended, or the IRC, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on Barinthus Bio’s cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer’s election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in U.S. tax laws could have a material adverse effect on Barinthus Bio’s business, cash flow, financial condition or results of operations. Barinthus Bio urges investors to consult with their legal and tax advisors regarding the implications of potential changes in U.S. tax laws on an investment in Barinthus Bio’s ordinary shares or Barinthus ADSs.
Barinthus Bio believes it was a passive foreign investment company (“PFIC”), for prior taxable years and may be a PFIC in its current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
Under the Internal Revenue Code (the “Code”), Barinthus Bio will be a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of Barinthus Bio’s gross income consists of passive income or (ii) 50% or more of the average quarterly value of Barinthus Bio’s assets consists of assets that produce, or are held for the production of, passive income. For the purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If Barinthus Bio is a PFIC for any taxable year during which a U.S. Holder holds its ordinary shares or Barinthus ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether Barinthus Bio continues to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements. A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or Barinthus ADSs and is: (i) an individual who is a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
Based on the current and expected composition of its income and the value of its assets, Barinthus Bio was a PFIC for the year ended December 31, 2025 and expects to remain a PFIC for its current taxable year (or for the portion of its current taxable year ending on or prior to the consummation of the Scheme Transaction, as applicable). No assurances regarding Barinthus Bio’s PFIC status can be provided for the current taxable year or any future taxable years. The determination of whether Barinthus Bio is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Barinthus Bio’s status as a PFIC depends on the composition of its income and assets which will depend on the transactions it enters into in the future and its corporate structure. The composition of Barinthus Bio’s income and assets is also affected by the spending of the cash it raises in any offering.
Each U.S. Holder should consult its own tax advisors with respect to the potential adverse U.S. tax consequences to it if Barinthus Bio is or was to become a PFIC. If Barinthus Bio is a PFIC for any taxable year during which a U.S. investor owns Barinthus ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. Barinthus Bio will provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to Barinthus Bio.

If Barinthus Bio is a controlled foreign corporation, there could be adverse U.S. federal income tax consequences to certain U.S. Holders.
Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” “CFC tested income” and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. In addition, if a non-U.S. corporation owns at least one U.S. subsidiary, under current law, any current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries of the non-U.S. corporation will be treated as CFCs, regardless of whether the non-U.S. corporation is treated as a CFC. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the value or total combined voting power of all classes of stock entitled to vote of such corporation.
Barinthus Bio does not believe that it was a CFC in 2025, and (prior to the consummation of the Scheme Transaction) does not expect to be a CFC in 2026. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with CFC reporting obligations may subject a United States shareholder to significant monetary penalties. Barinthus Bio cannot provide any assurances that it will furnish to any Ten Percent Shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the CFC rules of the Code. U.S. Holders should consult their own tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC.
Barinthus Bio’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Effective internal controls over financial reporting are necessary for Barinthus Bio’s to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause Barinthus Bio’s to fail to meet its reporting obligations.
In addition, testing required to be conducted by Barinthus Bio’s in connection with Section 404 of the Sarbanes-Oxley Act, and any subsequent testing by Barinthus Bio’s independent registered public accounting firm, may reveal deficiencies in Barinthus Bio’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Barinthus Bio’s financial statements or identify other areas for further attention or improvement. Deficient internal controls could also cause investors to lose confidence in Barinthus Bio’s reported financial information, which could have a negative effect on the trading price of Barinthus ADSs.
If Barinthus Bio fails to establish and maintain proper internal controls, its ability to produce accurate financial statements or comply with applicable regulations could be impaired. As a result, shareholders could lose confidence in Barinthus Bio’s financial and other public reporting, which would harm Barinthus Bio’s business and the trading price of Barinthus ADSs.
Implementing any appropriate changes to Barinthus Bio’s internal controls, including changes relating to its application of the requirements of Section 404 of the Sarbanes-Oxley Act, may distract Barinthus Bio’s officers and employees, entail substantial costs to modify Barinthus Bio’s existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of Barinthus Bio’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase Barinthus Bio’s operating costs and harm Barinthus Bio’s business. In addition, investors’ perceptions that Barinthus Bio’s internal controls are inadequate or that Barinthus Bio is unable to produce accurate financial statements on a timely basis may harm Barinthus Bio’s stock price and make it more difficult for Barinthus Bio’s to continue to discover and develop novel immunotherapeutics for the treatment of immunetolerance.
Barinthus Bio could be subject to securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Barinthus Bio because biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If Barinthus Bio were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm its business.
The United Kingdom’s withdrawal from the European Union could increase the regulatory burden of product development and authorization in the United Kingdom and European Union.
The United Kingdom formally left the European Union on 31 January 2020 (commonly referred to as Brexit). The European Union and the United Kingdom have concluded a trade and cooperation agreement (“TCA”) which has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of the United Kingdom and European Union pharmaceutical regulations. As a result, a separate application must be made to conduct a clinical trial in the United Kingdom as well as the European Union and a separate U.K. marketing authorization is required to commercialize a medicinal product in the United Kingdom as well as the European Union. Obtaining such regulatory approvals is a lengthy and expensive process and this therefore adds time and expense to the conduct of Barinthus Bio’s business in both the United Kingdom and European Union. In addition, the United Kingdom is seeking to reform aspects of the medicines legislation following its departure from the European Union. For example, on December 12, 2024, the U.K. government introduced a legislative proposal that, if implemented, will replace the current regulatory framework for clinical trials in the United Kingdom. If Barinthus Bio is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials and the development of medicinal products in the United Kingdom and/or European Union, Barinthus Bio’s development plans may be impacted. If Barinthus Bio fails to comply with the regulatory requirements, its target market will be reduced and its ability to realize the full market potential of Barinthus Bio’s product candidates will be harmed and Barinthus Bio’s business, financial condition, results of operations and prospects will be adversely affected.
Risks Relating to Clywedog
Risks Related to Clywedog’s Business
Clywedog is very early in its development efforts, has a limited operating history, has not conducted any late-stage clinical trials, has no products approved for commercial sale and has not generated any revenue, which may make it difficult for investors to evaluate its current business and likelihood of success and viability.
Clywedog is a clinical stage biopharmaceutical company with a limited operating history with which investors can evaluate its business and prospects. Since its inception, its operations have been primarily limited to organizing and staffing the company, business planning, raising capital, conducting discovery and research activities, acquiring key intellectual property, identifying potential product candidates, undertaking preclinical studies and establishing arrangements with third parties for the manufacture of initial quantities of product candidates. Its lead product candidate, CLYD-101, is in early clinical development, CLYD-201 is also in early clinical development, and its other research and development programs are in the discovery stage. To date, Clywedog has not conducted any late-stage clinical trials, has no products approved for commercial sale and has not generated any revenue. Drug development is a highly uncertain undertaking that involves a substantial degree of risk.
Clywedog has not demonstrated our ability to successfully conduct any late-stage clinical trials, obtain marketing approvals, manufacture the clinical or commercial supply of drug product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict its likelihood of success and viability than if it had a longer operating history.
In addition, as a company with a limited operating history, Clywedog may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by preclinical-stage biopharmaceutical companies in rapidly evolving fields. Clywedog also expects that, as it advances its product candidates and development programs, it will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. There can be no assurance that it will overcome such risks and difficulties or make such a transition. If it does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer and it may never generate revenue or achieve profitability.
Clywedog has incurred significant net losses in each period since its inception, and it expects to incur significant net losses for the foreseeable future.
Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, and become commercially viable. Clywedog is still in the very early stages of development of its product candidates and development programs and have not yet initiated or completed any late-stage clinical trials. As a result, it expects that it will be many years, if ever, before it has a commercialized product and generate revenue from product sales. Even if Clywedog succeeds in receiving regulatory approval for and commercializing one or more of its product candidates, Clywedog expects that it will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.
Clywedog has incurred significant net losses since its inception, has not generated any revenue to date and has financed its operations principally through private placements of shares of Clywedog Preferred Stock and SAFEs. Its net loss was $12.2 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively, and it was $9.3 million for the nine months ended September 30, 2025. As of September 30, 2025 and December 31, 2024, it had an accumulated deficit of $28.3 million and 19.1 million, respectively.
Clywedog’s recurring operating losses, negative cash flows from operations, and accumulated deficit raise substantial doubt about its ability to continue as a going concern absent obtaining adequate new financings.
Management has concluded that substantial doubt exists about its ability to continue as a going concern for the next twelve months from the date of the unaudited consolidated financial statements for the quarter ended September 30, 2025 included in this proxy statement/prospectus. As of September 30, 2025, it had cash and cash equivalents of $0.1 million and current liabilities of $17.0 million. Based on current projections, it does not have sufficient cash and cash equivalents to support its operations for more than one year following the date that the foregoing financial statements were issued.
Clywedog will require substantial additional financing to fund its ongoing clinical trials and operations, and to continue to execute its strategy. To alleviate the conditions that raise substantial doubt about its ability to continue as a going concern, Clywedog plans to explore various dilutive and non-dilutive opportunities, including equity financings, strategic alliances, business development and/or combinations, and other transactions. The future success of the company is dependent upon its ability to obtain additional funding. There can be no assurance, however, that it will be successful in obtaining such funding in sufficient amounts, on terms acceptable to it, or at all. The failure to obtain sufficient capital on acceptable terms when needed would have a material adverse effect on Clywedog’s business, results of operations, and financial condition.
The report of Clywedog’s registered accounting firm on its audited financial statements for the fiscal year ended December 31, 2024 contains an explanatory paragraph relating to its ability to continue as a going concern.
The auditor’s report on Clywedog’s audited financial statements for the year ended December 31, 2024 includes an explanatory paragraph stating that it has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern for the next twelve months from the date of the audited consolidated financial statements for the year ended December 31, 2024 included in this proxy statement/prospectus. While Clywedog believes that it will be able to raise the capital it needs to continue its operations, there can be no assurances that it will be successful in these efforts or eliminate its operating losses. If Clywedog is unable to obtain sufficient funding, it would need to significantly reduce its operating plans and curtail some or all of its development efforts. Accordingly, its business, prospects, financial condition, and results of operations will be materially and adversely affected, and it may be unable to continue as a going concern. If Clywedog seeks additional financing to fund its business activities in the future and there remains substantial doubt about its ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.
Clywedog’s ability to generate revenue and achieve profitability depends significantly on its ability to achieve several objectives relating to the discovery, development and commercialization of its product candidates.
Clywedog’s ability to become profitable depends upon its ability to generate revenue. Clywedog has not received marketing approval for any product candidate, and it has not generated any revenue from any product sales or other sources since its inception. Clywedog does not expect to generate revenue unless or until it successfully completes preclinical and clinical development and obtains approval of, and then successfully commercialize, at least one product candidate. Clywedog has only completed preclinical studies and early clinical trials to date. As such, it faces significant translational risk as its product candidates advance to the clinical stage, and promising results in preclinical studies may not be replicated in clinical trials. All of Clywedog’s current and future product candidates will require preclinical and clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before it can generate any revenue from product sales. Its ability to generate revenue depends on a number of factors, including, but not limited to:
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timely completion of its preclinical studies and clinical trials for CLYD-101, CLYD-202 and its future product candidates, which may be significantly slower or cost more than it currently anticipates and will depend substantially upon the performance of third-party contractors;

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establishing and maintaining relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of its product candidates;

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its ability to complete IND-enabling studies and successfully submit and receive authorization to proceed under INDs or comparable applications;

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whether it is required by the FDA or other comparable foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of its product candidates or any future product candidates;

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its ability to demonstrate to the satisfaction of the FDA and comparable foreign regulatory authorities the safety, efficacy, consistent manufacturing quality, and acceptable risk-benefit profile of our small molecule product candidates or any future product candidates;

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the prevalence, duration, and severity of potential side effects or other safety issues experienced with its product candidates or future product candidates, if any;

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the timely receipt of necessary regulatory approvals from the FDA and comparable foreign regulatory authorities;

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the willingness of physicians, operators of clinics, and patients to utilize or adopt any of its product candidates or future product candidates over alternative or more conventional therapies;

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the actual and perceived availability, cost, risk profile and side effects and efficacy of its product candidates, if approved, relative to existing and future alternative diabetes therapies and competitive product candidates and technologies;

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its ability and the ability of third parties with whom it contracts to manufacture adequate clinical and commercial supplies of its product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (“cGMPs”);

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its ability to successfully develop a commercial strategy and thereafter commercialize its product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

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patient demand for its product candidates and any future product candidates, if approved;

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its ability to establish and enforce intellectual property rights in and to its product candidates or any future product candidates;

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obtaining coverage and adequate reimbursement by third-party payors for its product candidates;

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addressing any competing therapies and technological and market developments; and

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attracting, hiring, and retaining qualified personnel.

Many of the foregoing factors are beyond Clywedog’s control and could cause it to experience significant delays or prevent it from obtaining regulatory approvals or commercializing its product candidates. Even if Clywedog is able to commercialize its product candidates, it may not achieve profitability soon after generating product sales, if ever. If Clywedog is unable to generate sufficient revenue through the sale of its product candidates or any future product candidates, it may be unable to continue operations without continued funding.
Raising additional capital may cause dilution to Clywedog’s existing stockholders, restrict its operations or require it to relinquish rights to its technologies or product candidates.
Until Clywedog can generate substantial revenue from product sales, if ever, it expects to continue to seek additional capital through a combination of private equity offerings, debt financings, strategic collaborations and alliances and licensing arrangements. To the extent that it raises additional capital through the sale of equity or convertible debt securities, the ownership interests of existing stockholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include restrictive covenants limiting its ability to take important actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Clywedog raises additional funds through strategic collaborations and alliances or licensing arrangements with third parties, which may include existing collaboration partners, it may have to relinquish valuable rights to its technologies or product candidates, or grant licenses on terms that are not favorable to it. If Clywedog is unable to raise additional funds through equity or debt financing when needed, it may be required to delay, limit, reduce or terminate its product development or commercialization efforts or grant rights to develop and market product candidates or formulations that it would otherwise prefer to develop and market itself.
If Clywedog is unable to raise capital when needed, or on acceptable terms, it may be forced to delay, reduce and/or eliminate one or more of its research and product development programs or future commercialization efforts.
Since Clywedog’s inception, it has used substantial amounts of cash to fund its operations, and its expenses will increase substantially in the foreseeable future in connection with its ongoing activities, particularly as it continues the research and development of, initiates clinical trials of, and seeks marketing approval for its product candidates. Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Clywedog’s operations have consumed significant amounts of cash since inception, and it expects its expenses to increase in connection with its ongoing activities, particularly as it conducts clinical trials of, and seeks marketing approval for, CLYD-101, and advances its future product candidates. Clywedog’s expenses could increase beyond expectations if it is required by the FDA or other regulatory agencies to perform preclinical studies or clinical trials in addition to those that it currently anticipates. Other unanticipated costs may also arise. Because the design and outcome of its planned and anticipated clinical trials are highly uncertain, it cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate it developed.

Clywedog’s future capital requirements depend on many factors, including but not limited to:
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the scope, rate of progress, and costs of its drug discovery, preclinical development activities, laboratory testing, and clinical trials for its product candidates;

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the number and scope of clinical programs it decides to pursue;

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the scope and costs of manufacturing development and commercial manufacturing activities;

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the extent to which it discovers and develop additional product candidates;

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the cost, timing, and outcome of regulatory review of its product candidates;

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the cost and timing of establishing sales and marketing capabilities, if any of its product candidates receive marketing approval;

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the costs of preparing, filing, and prosecuting patent applications, maintaining and enforcing its intellectual property rights, and defending intellectual property-related claims;

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its ability to establish and maintain collaborations on favorable terms, if at all;

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licensing, or other arrangements into which it may enter in the future, including the timing of receipt of any milestone or royalty payments under these agreements;

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the timing, receipt, and amount of sales from its potential products;

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its ability to hire additional management, scientific, and medical personnel if and when needed;

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its need to implement additional internal systems and infrastructure, including financial and reporting systems;

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its efforts to enhance operational systems and its ability to attract, hire, and retain qualified personnel, including personnel to support the development of our product candidates; and

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the cost associated with commercializing its product candidates, if they receive regulatory approval.

Clywedog does not have any committed external source of funds and adequate additional financing may not be available to it on acceptable terms, or at all. In addition, its ability to raise additional capital may be adversely impacted by potential worsening global economic and political conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide. Clywedog’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue our business strategies, and it may have to delay, reduce the scope of, suspend or eliminate one or more of its research-stage programs, clinical trials or future commercialization efforts.
Clywedog may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or partnerships with third-parties that may not result in the development of commercially viable solutions or the generation of significant future revenue.
In the ordinary course of its business, Clywedog may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, or technology partnerships to develop proposed solutions and to pursue new markets. Other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with Clywedog for these opportunities or arrangements. It may not identify, secure or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all. Clywedog may also not realize the anticipated benefits of any such transaction or arrangement if secured. In particular, these collaborations may not result in the development of solutions that achieve commercial success or result in significant revenue and could be terminated prior to developing any solutions.
Additionally, Clywedog may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and its collaborators may have economic or business interests or goals that are, or that may become, inconsistent with its business interests or goals. It is possible that conflicts may arise with its collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration.
Certain of Clywedog’s assets have been exclusively licensed for use within the Russian Federation. We are subject to geopolitical risks related to doing business in the Russian Federation.
On February 13, 2025, Clywedog entered into a licensing agreement (the “Viriom License Agreement”) with Viriom, Inc. (“Viriom”), pursuant to which Clywedog granted Viriom the exclusive rights in the Russian Federation to the TYK2 inhibitor molecule, or ZE74-0022, (the “TYK2 Licensed Molecule) for the treatment of diabetes mellitus, juvenile diabetes and psoriasis (collectively, the “TYK2 Indications”).
We may be exposed to significant risks related to licensing certain of our assets to a company for use in the Russian Federation, which could adversely affect our business, financial condition, and results of operations.
The Russian Federation is subject to a complex and evolving geopolitical environment, including heightened tensions with the United States, the European Union, and other countries. In response to Russia’s actions in Ukraine and other geopolitical developments, the United States, the European Union, and other jurisdictions have imposed, and may continue to impose, broad and expanding economic sanctions, export controls, and other restrictive measures targeting Russia, Russian entities, and individuals. These sanctions and restrictions may directly or indirectly affect our ability to license, transfer, or otherwise commercialize our assets in Russia, and may limit our ability to receive payments, enforce contractual rights, or protect our intellectual property in the region.
In addition, the Russian government has implemented, and may further implement, countermeasures in response to international sanctions, including restrictions on the repatriation of profits, limitations on the transfer of technology, and the potential for compulsory licensing or expropriation of foreign-owned assets. The legal and regulatory environment in Russia is unpredictable and subject to rapid change, and enforcement of contractual and intellectual property rights may be difficult or uncertain. Furthermore, the Russian economy has experienced, and may continue to experience, significant volatility, inflation, currency fluctuations, and reduced access to international financial markets, all of which could adversely impact our licensee’s ability to perform its obligations or make timely payments to us.
Political instability, civil unrest, or changes in government policy in Russia could further increase the risks associated with our licensing activities in the region. Additionally, the ongoing conflict in Ukraine and the potential for escalation or spillover of hostilities may disrupt business operations, supply chains, and the overall business climate in Russia.
Given these factors, there can be no assurance that we will be able to successfully license our assets in Russia, that our licensee will be able to perform its obligations under any such license, or that we will be able to realize any anticipated benefits from such arrangements. Any failure to effectively manage these risks could have an adverse effect on our business, financial condition, and results of operations.
Inflation and unfavorable global economic conditions could adversely affect Clywedog’s business, financial condition or results of operations.
Clywedog’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of its control, such as the impact of health and safety concerns, recent and ongoing price inflation in the United States, foreign and domestic government sanctions, and other disruptions to global supply chains. A severe or prolonged economic downturn, whether due to inflationary pressures or otherwise, could result in a variety of risks to Clywedog’s business, including the inability to raise additional capital when needed on acceptable terms, or at all. A weak or declining economy could strain Clywedog’s suppliers, possibly resulting in supply disruption. Any of the foregoing could harm Clywedog’s business and it cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact it.
Furthermore, sustained uncertainty about, or worsening of, geopolitical tensions, including further escalation of the war between Russia and Ukraine, renewed conflict between the State of Israel and Hamas, as well as further escalation of tensions between the State of Israel and various countries in the Middle

East and North Africa, could result in a global economic slowdown and long-term changes to global trade. Any or all of these factors could negatively affect Clywedog’s business, results of operations, financial condition and growth.
International trade disputes could result in tariffs and other protectionist measures that could have a material adverse effect on Clywedog’s business, financial condition and results of operations.
In recent years, including after the most recent presidential election, the U.S. has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business, in particular China, Mexico and Canada. A number of other nations have proposed or instituted similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect Clywedog’s business. Additionally, tariffs could increase Clywedog’s costs, which could have a negative impact on its financial condition and results of operations. As additional trade-related policies are instituted, Clywedog may need to modify its business operations to comply and adapt to such developments, which may be time-consuming and expensive.
Clywedog maintains its cash at financial institutions, often in balances that exceed federally insured limits.
The majority of Clywedog’s cash is held in accounts at U.S. banking institutions. Cash held in depository accounts may exceed the Federal Deposit Insurance Corporation (“FDIC”) standard deposit insurance limit of $250,000. If such banking institutions were to fail, such as Silicon Valley Bank when the FDIC took control in March 2023, Clywedog could lose all or a portion of those amounts held in excess of such insured amounts. In the future, Clywedog’s access to its cash in amounts adequate to finance its operations could be significantly impaired if the financial institutions with which it has arrangements encounter liquidity constraints or failures. Any future limitation on timely access to our funds or any material loss that it may experience in the future could have a material adverse effect on its financial condition and could materially impact its ability to pay its operating expenses or make other payments.
Clywedog may become subject to litigation, which could have a material adverse effect on its business, financial condition, and results of operations.
Clywedog and may become subject to litigation in the future, which could result in significant defense costs and potentially significant judgments against it, some of which it is not, or cannot be, insured against. Clywedog generally intends to defend itself vigorously; however, it cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against Clywedog may result in it having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact Clywedog’s results of operations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of its insurance coverage, which could also adversely impact its results of operations, expose it to increased risks that would be uninsured, and adversely impact its ability to attract directors and officers.
Risks related to product development
Clywedog’s product development efforts may not be successful.
Clinical and non-clinical development is expensive, time-consuming, and uncertain as to the outcome. The focus of Clywedog’s development efforts is currently on CLY-101 and CLY-201. Although Clywedog believes that there are opportunities for it to develop our drug candidates in various indications, clinical drug development is expensive, can take many years to complete, and its outcome is inherently uncertain. Even if Clywedog’s clinical development programs are successful, it may not be able to successfully commercialize any product. There can be no assurance that Clywedog’s focus on CLY-101 and CLY-201 will be successful, and that it will be able to successfully develop a product candidate or, even if it does, that it will be able to successfully commercialize such candidate.

Clywedog’s future success is dependent primarily on the regulatory approval and commercialization of its product candidates.
Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, Clywedog must demonstrate with substantial evidence gathered in preclinical and well-controlled clinical studies and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. A failure of one or more preclinical tests or clinical trials can occur at any stage of testing. Changes to product candidates may also impact their performance in subsequent studies.
If Clywedog is unable to obtain regulatory approval or designations it may seek for its product candidates in one or more jurisdictions, it may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of its product candidates.
The results of preclinical testing or earlier clinical studies are not necessarily predictive of future results. Any product candidate Clywedog advances into clinical trials may not have favorable results in later-stage clinical trials or receive regulatory approval.
Encouraging results in preclinical testing and earlier clinical studies do not ensure that later clinical trials will generate adequate data to demonstrate the efficacy and safety of an investigational drug. Additionally, mechanisms of action, studies in small or single patient populations, and interim study results may not be predictive of later stage studies. The development of a product candidate for one indication may further impact its development for other indications. If Clywedog’s clinical trials do not produce favorable results for its product candidates, its ability to achieve regulatory approval for any of its product candidates may be adversely impacted.
Preclinical and clinical drug development is a lengthy and expensive process, with an uncertain outcome. Clywedog’s preclinical and clinical programs may experience delays or may never be initiated or completed, which would adversely affect its ability to obtain regulatory approvals or commercialize its product candidates on a timely basis or at all, which could have an adverse effect on its business.
In order to obtain FDA approval to market a new small molecule product, Clywedog must demonstrate the safety and efficacy of its product candidates in humans to the satisfaction of the FDA. To meet these requirements, Clywedog will have to conduct adequate and well-controlled clinical trials. Clinical testing is expensive, time-consuming, and subject to uncertainty. Before Clywedog can commence clinical trials for a product candidate, it must complete extensive preclinical studies that support its planned and future INDs in the United States. Clywedog cannot be certain of the timely completion or outcome of its preclinical studies and cannot predict if the FDA will allow its proposed clinical programs to proceed or if the outcome of its preclinical studies will ultimately support further development of its programs. Clywedog has not received authorization to proceed under an IND for its lead product candidate, CLYD-101, and it cannot be sure that it will be able to submit INDs or similar applications with respect to CLYD-101 or its other product candidates on the timelines it expects, if at all, and it cannot be sure that submission of IND or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.
Conducting preclinical testing and clinical trials represents a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Delays associated with programs for which Clywedog is conducting may cause it to incur additional operating expenses. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:
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inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

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timely completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

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approval by an independent IRB ethics committee at each clinical site before each trial may be initiated;

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delays in reaching a consensus with regulatory agencies on study design and obtaining regulatory authorization to commence clinical trials;

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delays in reaching agreement on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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delays in identifying, recruiting and training suitable clinical investigators;

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delays in recruiting suitable patients to participate in our clinical trials;

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delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;

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insufficient or inadequate supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

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imposition of a temporary or permanent clinical hold by regulatory authorities;

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developments on trials conducted by competitors for related technology that raises FDA or foreign regulatory authority concerns about risk to patients of the technology broadly, or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

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delays in recruiting, screening and enrolling patients and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;

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difficulty collaborating with patient groups and investigators;

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failure by its CROs, other third parties or us to adhere to clinical trial protocols;

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failure to perform in accordance with the FDA’s or any other regulatory authority’s GCPs, or applicable regulatory guidelines in other countries;

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occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trial of the same class of agents conducted by other companies;

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changes to the clinical trial protocols;

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clinical sites deviating from trial protocol or dropping out of a trial;

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changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

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changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

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selection of clinical endpoints that require prolonged periods of observation or analyies of resulting data;

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the cost of clinical trials of its product candidates being greater than it anticipates;

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clinical trials of its product candidates producing negative or inconclusive results, which may result in it deciding, or regulators requiring it, to conduct additional clinical trials or abandon development of such product candidates;

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transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (“CMO”), and delays or failure by its CMOs or us to make any necessary changes to such manufacturing process; and

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third parties being unwilling or unable to satisfy their contractual obligations to it.

Any inability to successfully initiate or complete preclinical studies or clinical trials could result in additional costs to Clywedog or impair its ability to generate revenue from product sales. In addition, if it makes manufacturing or formulation changes to its product candidates, it may be required to, or it may elect to, conduct additional studies to bridge its modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which its products, if and when approved, have patent protection and may allow its competitors to bring products to market before it does, which could impair its ability to successfully commercialize its product candidates and may seriously harm its business.
The results of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of Clywedog’s clinical trials may not satisfy the requirements of the FDA or other comparable foreign regulatory authorities. Successful preclinical studies and clinical trials cannot provide assurance of successful commercialization.
Clywedog will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective before it can seek regulatory and marketing approvals for their commercial sale. Success in preclinical studies does not mean that future clinical trials will be successful. For instance, Clywedog does not know whether CLYD-101 will perform in future clinical trials as CLYD-101 has performed in preclinical studies, nor can it predict how its future product candidates will perform in future preclinical studies or clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other comparable foreign regulatory authorities despite having progressed through preclinical studies and early-stage clinical trials. Regulatory authorities may also limit the scope of later-stage trials until Clywedog has demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which it may market its product candidates or prevent regulatory approval. In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants.
Disruptions at the FDA and foreign regulatory authorities caused by a shutdown of the federal government, funding shortages, staffing limitations or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified product from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA and foreign regulatory authorities to review or approve new products can be affected by a variety of factors, including government shut downs, government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions including a rapid substantial influx of applications from numerous sponsors, as occurred with COVID-19. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. For example, in recent years, including in September 2025, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities and, recently, the current administration has been implementing significant budget cuts, eliminating grant programs and terminating employees throughout many different sectors of the federal government. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which could adversely affect our business.
Clywedog faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than it does.
The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. Clywedog faces competition with respect to its current product candidates and will face competition with respect to any product candidate that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of certain disease indications for which Clywedog is developing its product candidates. Many of its competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Clywedog does.
Clywedog’s competitors may obtain regulatory approval of their product candidates more rapidly than Clywedog or may obtain patent protection or other intellectual property rights that limit Clywedog’s ability to develop or commercialize its product candidates. Clywedog’s competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than its products and these competitors may also be more successful than Clywedog in manufacturing and marketing their products.
Clywedog’s competitors will also compete with it in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs.
Product candidates that Clywedog may successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The key competitive factors affecting the success of all of its product candidates, if approved, are likely to be their potency, selectivity, inactivation of the target, therapeutic window, safety, convenience, price, the level of generic competition, its ability to market and commercialize the product candidate and the availability of reimbursement from government and other third-party payors.
Clywedog’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any marketing approval.
Undesirable side effects caused by Clywedog’s product candidates could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority.
As a result of undesirable side effects or safety or toxicity issues that Clywedog may experience in its clinical trials, Clywedog may not receive approval to market any product candidates, which could prevent it from ever generating revenues or achieving profitability. Results of its trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, its trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Clywedog to cease further development or deny approval of its product candidates for any or all targeted indications. These side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. They could also result in restrictive labeling for any approved products.
Even if Clywedog obtains regulatory approval of its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, and others in the medical community.
Various factors will influence whether Clywedog’s product candidates, if approved, are accepted in the market, including, without limitation:
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the clinical indications for which its product candidates are approved;

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physicians, hospitals, and patients considering its product candidates as a safe and effective treatment;

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the potential and perceived advantages of its product candidates over alternative treatments;

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its ability to demonstrate the advantages of its product candidates over other T1 diabetes and T2 diabetes medications;

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the prevalence and severity of any side effects its products and alternative medicines and public perception of other medicines;

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product labeling or product insert requirements of the FDA or other regulatory authorities;

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limitations or warnings contained in the labeling approved by the FDA;

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the timing of market introduction of its product candidates as well as competitive products;

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the cost of treatment in relation to alternative treatments;

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pricing and the availability of adequate coverage and reimbursement by third-party payors and government authorities;

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the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

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relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

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the effectiveness of its sales and marketing efforts.

If Clywedog’s product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, it will not be able to generate significant revenue.
Coverage and reimbursement of newly-approved products from third-party payors is uncertain. Clywedog’s product candidates may become subject to unfavorable pricing regulations and/or third-party coverage and reimbursement policies, either of which would adversely affect its business
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Clywedog’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of Clywedog’s product candidates or future product candidates that it may identify will depend substantially, both domestically and abroad, on the extent to which the costs of it product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement are not available, or are available only to limited levels, it may not be able to successfully commercialize its product candidates.
Risks related to regulatory process and other legal and compliance matters
The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If Clywedog is not able to obtain, or if there are delays in obtaining, required regulatory approvals for its product candidates, it will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.
Clywedog cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA. Similarly, it cannot commercialize product candidates outside of the United States without obtaining regulatory approval from comparable foreign regulatory authorities. Before obtaining regulatory approvals for the commercial sale of its product candidates, including its lead product candidate CLYD-101, Clywedog must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for each targeted indication.
Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. The process of obtaining regulatory approvals, both in the United States and abroad, is unpredictable, expensive and typically takes many years following commencement of clinical trials, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted IND, NDA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that Clywedog’s data are insufficient for approval and require additional preclinical, clinical or other data. Clywedog’s product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:
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the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Clywedog’s clinical trials or require it to modify the design of its clinical trials, including as required by clinical sites, IRBs, FDA or other regulatory authorities;

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the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which it seeks approval;

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Clywedog may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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Clywedog may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks, or that a product candidate has an acceptable benefit-risk ratio for its proposed indication;

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the FDA or comparable foreign regulatory authorities may disagree with Clywedog’s interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of its product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures, specifications, or facilities of third-party manufacturers with which Clywedog contract for clinical and commercial supplies;

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Clywedog’s third-party contractors may fail to comply with regulatory requirements or otherwise fail or be unable to adequately perform their obligations to allow for the conduct of our planned or future clinical studies; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in Clywedog failing to obtain regulatory approval to market its product candidates, which would materially adversely affect its business, results of operations and prospects.
Obtaining and maintaining regulatory approval of Clywedog’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of Clywedog’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries for the drug to be commercialized in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for any products Clywedog develops is also subject to approval.
Clywedog may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which Clywedog must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Clywedog and could delay or prevent the introduction of any products it develops in certain countries. If Clywedog or any future collaborator fails to comply with the regulatory requirements in international markets or fails to receive applicable marketing approvals, Clywedog’s target market will be reduced and its ability to realize the full market potential of our potential product candidates will be adversely affected.
Even if Clywedog receives regulatory approval of its product candidates, it will be subject to extensive ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Clywedog may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.
Clywedog’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries.
Following potential approval of any of Clywedog’s current or future product candidates, the FDA or other comparable regulatory authorities may impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly and time consuming post-approval studies, post-market surveillance or clinical trials to monitor the safety and efficacy of the product. The FDA may also require a REMS in order to approve Clywedog’s product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Clywedog’s product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for its product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP requirements, good laboratory practice requirements, and GCPs requirements, for any clinical trials that Clywedog conducts post-approval. Later discovery of previously unknown problems with Clywedog’s product candidates, including adverse events of unanticipated severity or frequency, or with its third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
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restrictions on the marketing or manufacturing of its product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

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manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

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imposition of a REMS, which may include distribution or use restrictions;

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requirements to conduct additional post-market clinical trials to assess the safety of the product;

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fines, warning or untitled letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by Clywedog or suspension or revocation of approvals;

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product seizure or detention, or refusal to permit the import or export of its product candidates;

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injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit Clywedog’s ability to commercialize its product candidates and generate revenue and could require it to expend significant time and resources in response and could generate negative publicity. In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Clywedog’s product candidates. Clywedog also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of Clywedog’s product candidates are approved and Clywedog is found to have improperly promoted off-label uses of those products, it may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. Although physicians may prescribe products for “off-label” uses in the exercise of their independent professional judgment, if Clywedog is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also imposed consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Clywedog cannot successfully manage the promotion of its product candidates, if approved, it could become subject to significant liability, which would materially adversely affect its business and financial condition.
Clywedog’s employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Clywedog is exposed to the risk that its employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers, and vendors acting for or on its behalf may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and material adversely affect to Clywedog’s reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions Clywedog takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Clywedog, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of its operations.
Clywedog’s business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose it to penalties.
Clywedog’s business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which it conducts its operations, including how it researches, markets, sells and distributes its product candidates, if approved. The laws that may affect Clywedog’s ability to operate include, but are not limited to:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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federal civil and criminal false claims laws, including the False Claims Act (the “FCA”), which can be enforced through civil “qui tam” or “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating these statutes without actual knowledge of the statutes or specific intent to violate them in order to have committed a violation;

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the federal Physician Payment Sunshine Act, created under the ACA and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the CHIP (with certain exceptions) to report annually to the U.S. Department of Health and Human Services (“HHS”) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and transfers of value made to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse midwives during the previous year;

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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales, and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives.
Ensuring that Clywedog’s internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Clywedog’s business practices, including its relationships with physicians and other healthcare providers, some of whom may be in the position to influence the ordering of or use of its product candidates, if approved, may not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Clywedog’s operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to Clywedog, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if Clywedog is successful in defending against any such actions that may be brought against it, its business may be impaired.
Clywedog is or may become subject to stringent and changing laws, regulations, contractual obligations, and other obligations relating to privacy, data protection, and information security. The actual or perceived failure by Clywedog or its partners, customers, vendors, third-party payors or other related third parties to comply with such obligations could harm its reputation, subject it to significant fines and liability, or otherwise adversely affect its business.
There are numerous domestic and foreign laws, regulations, and other legal obligations regarding privacy, data protection, and information security, the scope of which is changing and subject to differing applications and interpretations, and which may be inconsistent among jurisdictions or conflict with each other. Privacy, data protection, and information security laws and regulations worldwide are, and are likely to remain, uncertain for the foreseeable future, and the actual or perceived failure to address or comply with them by Clywedog or its partners, customers, vendors, or other related third-parties could increase its compliance and operational costs, expose it to regulatory scrutiny, actions, fines and penalties, result in reputational harm, lead to a loss of customers; reduce the use of its products, result in litigation and liability, cause a material adverse impact to business operations or financial results, or otherwise result in material harm to its business.
For example, the GDPR, which took effect in the EU on May 25, 2018, imposes stringent privacy, data protection, and information security obligations on businesses and requires them to, among other things, obtain consent to collect sensitive personal information such as health information, provide detailed disclosures on processing of personal information, make contractual privacy, data protection, and information security commitments, implement information security measures, notify regulators and affected individuals of certain data breaches, and honor individuals’ rights to their personal information. Companies that violate the GDPR can face private litigation, restrictions on data processing, and fines of up to the greater of 20 million Euros or 4% of their worldwide annual revenue. Assisting its customers, partners, and vendors in complying with the GDPR, or complying with the GDPR itself (to the extent applicable), may cause Clywedog to incur substantial operational costs or require it to change its business practices.
European privacy, data protection, and information security laws and regulations, including the GDPR, generally restrict the transfer of personal information from Europe, including the European Economic Area, United Kingdom (U.K.), and Switzerland, to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. Recent judicial decisions from the Court of Justice of the European Union and recent announcements from European regulators regarding transfers of personal information outside Europe have increased the legal risks and liabilities, and compliance and operational costs, of lawfully making such transfers. Inability to import personal information from the European Economic Area, U.K. or Switzerland may also restrict Clywedog’s activities in Europe, limit its ability to collaborate with partners, vendors, and other relevant third parties subject to European privacy, data protection, and information security laws and regulations, and require us to increase its data processing capabilities in Europe at significant expense.
In addition, U.S. states have begun to enact more and more comprehensive privacy, data protection, and information security laws. By way of example, California’s California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, affords consumers expanded privacy protections. Aspects of the CCPA and its interpretation and enforcement remain uncertain. The potential effects of the CCPA are far-reaching and may require Clywedog to modify its data processing practices and policies and to incur substantial costs and expenses in an effort to comply. For example, the CCPA gives California residents expanded rights to access and require deletion of their personal information, opt-out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase Clywedog’s risk to data breach class action litigation. The CCPA was expanded substantially on January 1, 2023, when the California Privacy Rights Act of 2020 (“CPRA”) became fully operative. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA’s private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the new law.
Additionally, Clywedog is or may become subject to the terms of internal and external policies, representations, standards, contractual obligations, and other obligations to third parties related to privacy, data protection, and information security. Its actual or perceived failure to comply with them may cause Clywedog to suffer a material adverse impact to its business operations or financial results, or otherwise result in material harm to its business.
In the United States, most healthcare providers, including research institutions from which Clywedog obtains patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations. HIPAA imposes requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Even when HIPAA does not apply, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.
Clywedog may in the future receive inquiries or be subject to investigations, proceedings, or actions by governmental entities, or litigation by private parties, regarding its privacy, data protection, and information security practices, which could result in a cause a material adverse impact to its business operations or financial results, or otherwise result in material harm to its business, including without limitation, interruptions of or require changes to its business practices, the diversion of resources and the attention of management from its business, regulatory oversights and audits, discontinuance of necessary data processing, or other remedies that adversely affect its business.
Clywedog’s research and development activities could be affected or delayed as a result of possible restrictions on animal testing.
Certain laws and regulations require Clywedog to test its product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, Clywedog’s research and development activities may be interrupted, delayed or become more expensive.
Clywedog is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations, and could face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Such laws also govern export controls, as well as economic sanctions and embargoes on certain countries and persons. Clywedog has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Clywedog also expects its non-U.S. activities to increase in time. It plans to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals and it can be held liable for the corrupt or other illegal activities of its personnel, agents or partners, even if Clywedog does not explicitly authorize or have prior knowledge of such activities. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.
Clywedog may experience fluctuations in its tax obligations and effective tax rate, which could materially and adversely affect its results of operations.
Clywedog is subject to U.S. federal and state income taxes. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating its provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Clywedog’s effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction, or our ownership or capital structures.
Risks related to reliance on third parties
Clywedog currently relies on, and plans to rely on in the future, third parties to conduct and support its preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, Clywedog may not be able to obtain regulatory approval of or commercialize its product candidates.
Clywedog has utilized and plans to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs, and strategic partners to conduct and support its preclinical studies and clinical trials under agreements with Clywedog. Clywedog expects to have to negotiate budgets and contracts with CROs, trial sites and CMOs and it may not be able to do so on favorable terms, which may result in delays to its development timelines and increased costs. Clywedog will rely heavily on these third parties over the course of its preclinical studies and clinical trials, and it controls only certain aspects of their activities. As a result, Clywedog will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if Clywedog were relying entirely upon its own staff. Nevertheless, Clywedog is responsible for ensuring that each of its studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and its reliance on third parties does not relieve it of its regulatory responsibilities. Clywedog and its third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If Clywedog or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in Clywedog’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require it to perform additional clinical trials before approving its marketing applications. Clywedog cannot assure you that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the GCP regulations. In addition, Clywedog’s clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test patients. Clywedog’s failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require Clywedog to repeat clinical trials, which would delay the regulatory approval process. Moreover, its business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Any third parties conducting Clywedog’s preclinical studies or clinical trials will not be its employees and, except for remedies available to Clywedog under its agreements with such third parties, Clywedog cannot control whether or not they devote sufficient time and resources to its product candidates. These third parties may also have relationships with other commercial entities, including Clywedog’s competitors, for whom they may also be conducting preclinical studies, clinical trials or other product development activities, which could affect their performance on Clywedog’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Clywedog’s preclinical or clinical protocols or regulatory requirements or for other reasons, Clywedog’s preclinical studies or clinical trials may be extended, delayed or terminated and it may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, its financial results and the commercial prospects for its product candidates would be adversely affected, its costs could increase and its ability to generate revenue could be delayed.
Clywedog currently, and may in the future, depends on single-source suppliers for some of the ingredients, components and materials used in, and the manufacturing processes required to develop, its product candidates.
Clywedog currently, and may in the future, depends on single-source suppliers for some of the ingredients, raw materials, components and materials used in, and development activities required to manufacture, its product candidates. There are, for certain of these components, relatively few alternative sources of supply and there is limited need for multiple suppliers at this stage of its business. Clywedog cannot ensure that these suppliers or service providers will remain in business, have sufficient capacity or supply to meet its needs or that they will not be purchased by one of its competitors or another company that is not interested in continuing to work with it. Clywedog’s use of single-source suppliers of raw materials, ingredients, components, key processes and finished goods exposes it to several risks, including disruptions in supply, price increases or late deliveries. These suppliers may be unable or unwilling to meet its future demands for its clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions which would materially adversely affect Clywedog’s business, financial condition and results of operations.
If Clywedog’s third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, Clywedog may be liable for damages.
Clywedog’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by its third-party manufacturers. Clywedog’s manufacturers may use highly flammable reagents at high reaction temperature, are subject to federal, state and local laws and regulations in the United States and their country governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although Clywedog believes that its manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards and regulations, it cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Clywedog may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, Clywedog could be held liable for damages or penalized with fines, and the liability could exceed its resources.
Clywedog may, in the future, form or seek collaborations or strategic alliances or enter into licensing arrangements, and it may not realize the benefits of such collaborations, alliances or licensing arrangements.
Clywedog may, in the future, form or seek strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties that it believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that it may develop. Any of these relationships may require Clywedog to incur non-recurring and other charges, increase its near and long-term expenditures, issue securities that dilute its existing stockholders or disrupt its management and business.
In addition, Clywedog faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Clywedog may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for its product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Clywedog’s product candidates as having the requisite potential to demonstrate safety and efficacy and obtain marketing approval.
Further, collaborations involving Clywedog’s product candidates are subject to numerous risks, which may include the following:
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collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

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collaborators may not pursue development and commercialization of Clywedog’s product candidates or may elect not to continue or renew development or commercialization of its product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Clywedog’s product candidates;

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a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

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collaborators may not properly maintain or defend Clywedog’s intellectual property rights or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate its intellectual property or proprietary information or expose it to potential liability;

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disputes may arise between Clywedog and a collaborator that cause the delay or termination of the research, development or commercialization of its product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

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collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

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collaborators may own or co-own intellectual property covering Clywedog’s product candidates that results from it collaborating with them, and in such cases, Clywedog would not have the exclusive right to commercialize such intellectual property.

As a result, if Clywedog enters into future collaboration agreements and strategic partnerships or license its product candidates, it may not be able to realize the benefit of such transactions if it is unable to successfully integrate them with its existing operations and company culture, which could delay Clywedog’s timelines or otherwise adversely affect its business. Clywedog also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction.
Risks related to intellectual property
If Clywedog is unable to obtain, maintain, enforce and adequately protect its patents and other intellectual property rights with respect to its technology and product candidates, or if the scope of its patents or other intellectual property rights are not sufficiently broad, Clywedog’s competitors could develop and commercialize technology and products similar or identical to Clywedog’s, and its ability to successfully develop and commercialize its technology or product candidates may be adversely affected.
Clywedog relies on a combination of patent applications, trade secret protection and confidentiality agreements to protect the intellectual property related to its technology and product candidates, and its success depends in large part on Clywedog’s ability to obtain and maintain patent protection in the United States and other countries with respect to such technology and product candidates. Clywedog will only be able to protect its product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or trade secret protections cover them. Any disclosure to or misappropriation by third parties of Clywedog’s confidential proprietary information could enable competitors to quickly duplicate or surpass Clywedog’s technological achievements, thus eroding its competitive position.
The strength of patents in the biotechnology and pharmaceutical field involves complex legal, factual and scientific questions and can be uncertain. In recent years, patent rights have been the subject of significant litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Clywedog’s patent rights are highly uncertain. Clywedog’s pending and future patent applications may not result in patents being issued in the United States or in other jurisdictions which protect its technology or products or which effectively prevent others from commercializing competitive technologies and products.
The patent applications that Clywedog owns may fail to result in issued patents with claims that cover its technology or product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to its patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover its technology or product candidates, third parties may challenge the inventorship, ownership, validity, enforceability or scope of such patents, which may result in such patents being narrowed or invalidated, or being held unenforceable. Clywedog’s pending and future patent applications may not issue to protect its technology or product candidates or which effectively prevent others from developing, manufacturing or commercializing competitive technologies and product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, Clywedog cannot be certain that it was the first to file any patent application related to its product candidates. This will require Clywedog to be cognizant of the time from invention to filing of a patent application, and beyond.
The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity or enforceability, and Clywedog’s patents may be challenged in courts or patent offices in the United States and abroad. In addition, the issuance of a patent does not give us the right to practice the patented invention, as third parties may have blocking patents that could prevent Clywedog from marketing its product candidates, if approved, or practicing its patented technology.
Even if Clywedog’s patent applications issue as patents, they may not issue in a form that will provide Clywedog with any meaningful protection, prevent competitors from competing with it or otherwise provide it with any competitive advantage. Clywedog’s competitors may be able to circumvent its owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and Clywedog’s owned and in-licensed patents may be challenged in the courts or patent offices in the United States and abroad. For example, Clywedog may become involved in litigation, opposition, interference, derivation, post grant review, inter partes review or other proceedings challenging its patent rights, and the outcome of any proceedings are highly uncertain. Such challenges may result in the patent claims of its owned or in-licensed patents being narrowed, invalidated or held unenforceable, which could limit its ability to stop or prevent it from stopping others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of its technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Clywedog’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Clywedog’s or otherwise provide it with a competitive advantage.
If any of Clywedog’s patents are found to be invalid or unenforceable, or if it is otherwise unable to adequately protect our rights, it could have a material adverse impact on Clywedog’s business and its ability to commercialize or license its technology and product candidates.
Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Clywedog may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If it is unable to prevent unauthorized material disclosure of its intellectual property to third parties, Clywedog will not be able to establish or maintain a competitive advantage in the market, and this scenario could materially adversely affect its business, financial condition and results of operations.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Clywedog’s patent protection could be reduced or eliminated if it fails to comply with these requirements.
Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment (such as annuities) and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Clywedog’s competitors might be able to enter the market, which would have a material adverse effect on Clywedog’s business.
Clywedog may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming and unsuccessful.
Competitors may infringe Clywedog’s patents or misappropriate or otherwise violate its intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend Clywedog’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of its own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Many of Clywedog’s current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than Clywedog can. Accordingly, despite its efforts, Clywedog may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Litigation could result in substantial costs and diversion of management resources. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or a court may refuse to stop the other party from using the technology at issue on the grounds that Clywedog’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Clywedog’s patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Clywedog’s confidential information could be compromised by disclosure during this type of litigation.
Third parties may initiate legal proceedings alleging that Clywedog is infringing their intellectual property rights, the outcome of which would be uncertain and could harm Clywedog’s business.
Clywedog’s commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates, and to use its proprietary technologies without infringing the proprietary rights of third parties. Clywedog may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology, including interference or derivation proceedings before the USPTO. Third parties may assert infringement claims against Clywedog based on existing patents or patents that may be granted in the future. If Clywedog is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and commercializing its products and technology. However, it may not be able to obtain any required license on commercially reasonable terms or at all. Even if it is able to obtain a license, it may be non-exclusive, thereby giving Clywedog’s competitors access to the same technologies licensed to Clywedog. Clywedog could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, Clywedog could be found liable for monetary damages. A finding of infringement could prevent Clywedog from commercializing its product candidates or force it to cease some of its business operations, which could materially harm its business. Any claims by third parties that Clywedog has misappropriated their confidential information or trade secrets could have a similar negative impact on its business.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Clywedog’s product candidates are obtained, once the patent life has expired for a product or product candidate, it may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized as products. As a result, Clywedog’s patent portfolio may not provide it with sufficient rights to exclude others from commercializing product candidates similar or identical to Clywedog’s for a meaningful amount of time, or at all.
Depending upon the timing, duration and conditions of any FDA marketing approval of Clywedog’s product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union and certain other countries. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, Clywedog may not receive an extension if it fails to exercise due diligence during the testing phase or regulatory review process, fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than Clywedog requests. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
On September 29, 2025, Barinthus Biotherapeutics plc, a public limited company organized under the laws of England and Wales (“Barinthus Bio”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Barinthus Bio, Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Barinthus Bio (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”).
The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein (i) Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant to a scheme of arrangement (subject to any modification, addition or condition which (a) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”) or (b) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the United Kingdom Companies Act 2006 and the Merger Agreement (the “Scheme of Arrangement” and such transaction, the “Scheme Transaction”)), resulting in Barinthus Bio becoming a direct wholly owned subsidiary of Topco, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law (the “Merger” and together with the Scheme Transaction, the “Combinations”, and, together with such other transactions contemplated by the Merger Agreement, the “Transactions”). The Scheme Transaction will be consummated prior to the Merger.
At the effective time of the Scheme Transaction (the “Scheme Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding ordinary share of Barinthus Bio, with a par value of £0.000025 per ordinary share (each such acquired ordinary share, a “Scheme Share”), which, for the avoidance of doubt, will include ordinary shares held by The Bank of New York Mellon (the “Depositary”) (or to the extent that the Depositary is not itself the registered holder of such shares that underly Barinthus ADSs, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement, dated as of April 29, 2021, among Barinthus Bio, the Depositary, and all holders from time to time of the Barinthus ADSs, as may be amended from time to time), from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time) in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one (1) share of common stock, $0.0001 par value per share, of Topco (the “Topco Common Stock”) subject to and strictly in accordance with the terms of the Scheme of Arrangement plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share. Following the Scheme Effective Time, Topco may in its discretion elect to commence a self-tender offer (“Self-Tender Offer”) to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of Clywedog (the “Clywedog Common Stock”) and each share of Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog (the “Clywedog Preferred Stock”, and together with the Clywedog Common Stock, the “Clywedog Shares”), other than Clywedog Shares held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 of shares of Topco Common Stock rounded down to the nearest whole share plus (ii) cash in lieu of any fractional shares.
It is anticipated that, immediately following completion of the Combinations, former Clywedog stockholders will own approximately 66% of Topco on a fully diluted basis and former Barinthus Shareholders will own approximately 34% of Topco on a fully diluted basis, based on the respective capitalizations of Clywedog and Barinthus Bio as of the date the parties entered into the Merger Agreement. The exact equity stakes that former Clywedog stockholders and former Barinthus Shareholders will hold in Topco immediately following the Combinations will depend on the number of Clywedog Shares and

Barinthus Ordinary Shares issued and outstanding on a fully diluted basis immediately prior to the Scheme Effective Time and Merger Effective Time.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended, and presents the combination of the historical financial information of Barinthus Bio and Clywedog adjusted to give effect to the Merger and the other events contemplated by the Merger Agreement, including the Self-Tender Offer.
The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical unaudited condensed consolidated balance sheet of Barinthus Bio and the historical unaudited condensed consolidated balance sheet of Clywedog on a pro forma basis as if the Transactions had been consummated on September 30, 2025.
The unaudited pro forma condensed combined statement of operations and comprehensive loss for the nine months ended September 30, 2025 combines the historical unaudited condensed consolidated statement of operations and comprehensive loss of Barinthus Bio for the nine months ended September 30, 2025 and the historical unaudited condensed consolidated statement of operations of Clywedog for the nine months ended September 30, 2025. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the year ended December 31, 2024 combines the historical audited consolidated statements of operations and comprehensive loss of Barinthus Bio for the year ended December 31, 2024 and the historical audited consolidated statements of operations of Clywedog for the year ended December 31, 2024. The unaudited pro forma condensed combined statement of operations and comprehensive loss for the nine months ended September 30, 2025 and for the year ended December 31, 2024 are presented on a pro forma basis as if the Transactions had been consummated on January 1, 2024, the beginning of the earliest period presented.
The transaction accounting adjustments include adjustments related to the recognition of the following items:
•
The Self-Tender Offer;

•
Transaction costs relating to the Transactions;

•
Conversion of the SAFE Agreements and the Clywedog Preferred Stock into shares of Topco Common Stock;

•
The elimination of pre-acquisition equity of Barinthus Bio, the accounting acquiree;

•
The par value of Barinthus Ordinary Shares after the Transactions;

•
Adjustments relating to share-based compensation expense in connection with Barinthus Options; and

•
Recognition of a gain on bargain purchase.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with the following:
•
The accompanying Notes to the unaudited pro forma condensed combined financial information;

•
The historical unaudited condensed consolidated financial statements of Barinthus Bio as of and for the nine months ended September 30, 2025 and the historical audited consolidated financial statements of Barinthus Bio as of the year ended December 31, 2024 included in this proxy statement/prospectus;

•
The historical unaudited condensed consolidated financial statements of Clywedog as of and for the nine months ended September 30, 2025 and the historical audited consolidated financial statements of Clywedog as of and for the year ended December 31, 2024, included in this proxy statement/prospectus;

•
The sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Barinthus Bio” and “Management’s Discussion and Analysis of Financial Condition and Results of Clywedog” and other financial information included elsewhere;

•
The section entitled “Risk Factors” of this proxy statement/prospectus; and

•
Other information relating to Barinthus Bio and Clywedog included in this proxy statement/prospectus, including the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and the description of certain terms thereof included in the section entitled “The Merger Agreement” in this proxy statement/prospectus.

Accounting Treatment
The Combinations will be accounted for as a business combination in accordance with U.S. GAAP (pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”)), with Clywedog treated as the “accounting acquirer” for financial reporting purposes. The Combinations meet the definition of a business combination because Barinthus Bio meets the definition of a business, with inputs in the form of its in-process research and development and operating facilities; and substantive processes in the form of its assembled workforce. Clywedog will control Barinthus Bio as it will beneficially own a majority voting interest of the outstanding shares of Topco Common Stock after completion of the Combinations. The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Barinthus Bio based on their respective estimated fair values with any excess purchase price allocated to goodwill. Where the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed exceeds the fair value of the purchase consideration transferred, the excess is recorded as a gain on bargain purchase. Significant estimates and assumptions were used in determining the preliminary purchase price and the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined financial information. The process of valuing the net assets of pre-Combination Barinthus Bio immediately prior to the business combination for purposes of presentation within this unaudited pro forma condensed combined financial information is preliminary. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.
Clywedog was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Clywedog existing stockholders have the greatest voting interest in the post-combination company;

•
Clywedog existing operations comprise the majority of ongoing clinical operations of the post-combination company; and

•
Clywedog existing stockholders can elect the majority of the post-combination company board of directors.

Beacon Topco, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
(in thousands, except number of shares and per share amounts)
As of September 30, 2025
	(A) Clywedog (Historical)	(B) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$117	$74,272	$(27,000)	(1)	$47,389
Restricted cash	—	1,402	—		1,402
Research and development incentives receivable	—	4,633	—		4,633
Prepaid expenses and other current assets	1,299	6,336	—		7,635
Assets held for sale	—	138	—		138
Total current assets	1,416	86,781	(27,000)		61,197
Property and equipment, net	—	4,519	—		4,519
Intangible assets, net	—	14,909	—		14,909
Right of use assets, net	—	2,063	—		2,063
Other assets	—	929	—		929
Total assets	$1,416	$109,201	$(27,000)		$83,617
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$147	$698	$—		$845
Accrued expenses and other current liabilities	2,926	6,681	8,720	(2)	18,327
Deferred income	—	1,402	—		1,402
Operating lease liability – current	—	2,017	—		2,017
Total current liabilities	3,073	10,798	8,720		22,591
Non-current liabilities:
Notes payable – related parties	1,446	—	—		1,446
SAFE liability – related parties	12,443	—	(12,443)	(3)	—
Operating lease liability – non-current	—	9,553	—		9,553
Contingent consideration	—	2,508	—		2,508
Other non-current liabilities	—	1,461	—		1,461
Deferred tax liability, net	—	320	—		320
Total liabilities	$16,962	$24,640	$(3,723)		$37,879
Redeemable convertible preferred stock	12,774	—	(12,774)	(4)	—
Stockholders’ (deficit)/equity:
Ordinary shares	—(1)	1	22	(5)	28
			5	(4)
			1	(3)
			(1)	(6)
Deferred A shares	—	86	(86)	(6)	—
Treasury Stock	—	—	(27,000)	(1)	(27,000)

	(A) Clywedog (Historical)	(B) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Additional paid-in capital	—	393,248	(387,409)	(6)	30,675
			12,769	(4)
			12,442	(3)
			(452)	(8)
			99	(7)
			(22)	(5)
Accumulated deficit	(28,320)	(293,002)	371,724	(6)	42,035
			(8,720)	(2)
			452	(8)
			(99)	(7)
Accumulated other comprehensive loss – foreign currency translation adjustments	—	(15,868)	15,868	(6)	—
Total stockholders’ (deficit)/equity	(28,320)	84,465	(10,407)		45,738
Noncontrolling interest	—	96	(96)	(6)	—
Total stockholders’ (deficit)/equity	$(28,320)	$84,561	$(10,503)		$45,738
Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$1,416	$109,201	$(27,000)		$83,617

(1)
Indicates amount less than one thousand

Beacon Topco, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Nine Months Ended September 30, 2025
	(C) Clywedog (Historical)	(D) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Operating expenses
Research and development	$8,157	$21,633	$107	(9)	$29,897
General and administrative	879	33,188	325	(9)	34,392
Impairment of long-lived assets	—	4,667	—		4,667
Total operating expenses	9,036	59,488	432		68,956
Other operating income	—	498	—		498
Loss from operations	(9,036)	(58,990)	(432)		(68,458)
Other income/(expense):
Gain on extinguishment of debt – related party	1,365	—	—		1,365
Interest income	—	1,551	—		1,551
Interest expense	(100)	(38)	—		(138)
Loss on issuance of SAFE instruments	(1,499)	—	—		(1,499)
Research and development incentives	—	1,884	—		1,884
Other income	—	120	—		120
Total other income, net	(234)	3,517	—		3,283
Loss before income tax	(9,270)	(55,473)	(432)		(65,175)
Tax benefit	—	118	—		118
Net loss	(9,270)	(55,355)	(432)		(65,057)
Net loss attributable to noncontrolling interest	—	17	—		17
Net loss attributable to shareholders	(9,270)	(55,338)	(432)		(65,040)
Weighted-average ordinary shares outstanding, basic and diluted	1,512,000	40,424,735	(37,500,000)	(1)	250,431,247
			3,090	(8)
			(1,512,000)	(11)
			247,503,422	(12)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(6.13)	$(1.37)		(12)	$(0.26)
Net loss	$(9,270)	$(55,355)	$(432)		$(65,057)
Other comprehensive (loss)/gain – foreign currency translation adjustments	—	10,007	—		10,007
Comprehensive loss	(9,270)	(45,348)	(432)		(55,050)
Comprehensive loss attributable to noncontrolling interest	—	10	—		10
Comprehensive loss attributable to shareholders	$(9,270)	$(45,338)	$(432)		$(55,040)

Beacon Topco, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2024
(in thousands, except number of shares and per share amounts)
	(E) Clywedog (Historical)	(F) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
License revenue(1)	—	$14,969	—		$14,969
Total revenue	—	14,969	—		14,969
Operating expenses
Research and development	10,862	42,236	367	(8)	53,607
			142	(9)
General and administrative	351	29,670	8,720	(2)	39,359
			434	(9)
			85	(8)
			99	(7)
Goodwill impairment	—	12,209	—		12,209
Total operating expenses	11,213	84,115	9,847		105,175
Other operating income	—	1,176	—		1,176
Loss from operations	(11,213)	(67,970)	(9,847)		(89,030)
Other income/(expense):
Interest income	—	2,678	—		2,678
Interest expense	—	(53)	—		(53)
Interest expense – related parties	(4)	—	—		(4)
Loss on issuance of SAFE instruments	(944)	—	—		(944)
Research and development incentives	—	3,983	—		3,983
Other income	—	135	—		135
Gain on bargain purchase	—	—	79,075	(10)	79,075
Total other income, net	(948)	6,743	79,075		84,870
Loss before income tax	(12,161)	(61,227)	69,228		(4,160)
Tax benefit	—	44	—		44
Net loss	(12,161)	(61,183)	69,228		(4,116)
Net loss attributable to noncontrolling interest	—	109	—		109
Net loss attributable to shareholders	(12,161)	(61,074)	69,228		(4,007)
Weighted-average ordinary shares outstanding, basic and diluted	1,512,000	39,348,240	(37,500,000)	(1)	249,354,752
			3,090	(8)
			(1,512,000)	(11)
			247,503,422	(12)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(8.04)	$(1.55)		13	$(0.02)
Net loss	$(12,161)	$(61,183)	$69,228		$(4,116)
Other comprehensive (loss)/gain – foreign currency translation adjustments	—	(2,549)	—		(2,549)
Comprehensive loss	(12,161)	(63,732)	69,228		(6,665)
Comprehensive loss attributable to noncontrolling interest	—	105	—		105
Comprehensive loss attributable to shareholders	$(12,161)	$(63,627)	$69,228		$(6,560)

(1)
Includes license revenue from related parties for the year ended December 31, 2024 of $15.0 million.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Basis of Presentation

The unaudited pro forma condensed combined financial information has been adjusted to give effect to transaction accounting adjustments related to the Combinations linking the effects of the Combinations and the Self-Tender Offer to the historical financial information.
The Combinations will be accounted for as a reverse merger under the acquisition method of accounting for business combinations pursuant to the provisions of ASC 805. As noted above, Clywedog has been determined to be the accounting acquirer. Under the acquisition method of accounting, the estimated purchase price will be allocated to Barinthus Bio’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Merger. Any excess of merger consideration over the preliminary estimate of the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. Significant judgment is required in determining the preliminary fair values of identified intangible assets, certain other assets, and other assumed liabilities and non-controlling interest. Additionally, the final purchase price allocation will depend on a number of factors that cannot be predicted with certainty at this time. The final valuation may materially change the purchase price and the allocation of the purchase price, which could materially affect the fair values assigned to the assets, liabilities and non-controlling interest and could result in a material change to the unaudited pro forma condensed combined financial information.
The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Barinthus Bio and Clywedog adjusted to give effect to the Combinations and other events contemplated by the Merger Agreement as described in this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet as of September 30, 2025 combines the historical consolidated balance sheets of Barinthus Bio and Clywedog on a pro forma basis assuming the business combination and related transactions had been consummated on September 30, 2025. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the nine months ended September 30, 2025 and the year ended December 31, 2024 combines the historical statements of operations and comprehensive loss of Barinthus Bio and Clywedog on a pro forma basis assuming the business combination and related transactions had occurred on January 1, 2024, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Combinations and related events taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Barinthus Bio and they are based on the information available at the time of their preparation. Actual results may differ materially from the assumptions within the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information is intended to provide information about the impact of the acquisition as if it had been consummated earlier. The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have an impact on post-combination Barinthus Bio results of operations. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made.
2.
Estimated Purchase Price

The preliminary estimated purchase price, which represents the consideration transferred to Clywedog stockholders in this reverse acquisition, is calculated as follows: the closing share price of Barinthus ADSs on January 20, 2026 multiplied by the number of Barinthus Ordinary Shares and Barinthus Deferred A Shares expected to be in issuance on September 30, 2025, after taking into account the Self-Tender Offer. The number of Barinthus Ordinary Shares and Barinthus Deferred A Shares is adjusted for (i) the assumed exercise of certain options on September 30, 2025 and (ii) the maximum number of shares available for repurchase under the Self-Tender Offer (calculated at the closing share price on the date of entering into the Merger Agreement).

The fair value of replacement stock options included in the Estimated Purchase Consideration is the fair-value-based measure, as of September 30, 2025, of Topco’s stock options which are issued as a replacement for the Barinthus Options.
The accompanying unaudited pro forma condensed combined financial information reflects the purchase price of $5.5 million, which consists of the following:
Number of Shares
Barinthus Ordinary and Deferred A shares as of September 30, 2025	40,827,263
Add: Assumed exercise of certain options	3,090
40,830,353
Less: Assumed shares repurchased under the Self-Tender Offer	(37,500,000)
Barinthus Ordinary and Deferred A shares after the Self-Tender Offer	3,330,353
Closing share price as of January 20, 2026	$0.72
Amount (in thousands)
Fair value of Barinthus Bio shares	$2,396
Fair value of replacement stock options	3,091
Total Estimated Purchase Consideration	$5,487
The following table shows the effect of changes in Barinthus Bio’s share price and the resulting impact on the Estimated Purchase Consideration, including the impact of a change in share price on the Self-Tender Offer, and estimated Gain on Bargain Purchase:
Change in Share Price	Share Price	Estimated Purchase Consideration (in thousands)	Estimated Gain on Purchase Consideration (in thousands)
Increase of 10%	$0.79	$8,426	$76,136
Decrease of 10%	$0.65	$2,547	$82,015

3.
Preliminary Purchase Price Allocation

The allocation of the estimated preliminary purchase price with respect to the Combinations is based upon management’s estimates of, and assumptions related to, the fair values of assets to be acquired and liabilities to be assumed as of September 30, 2025, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Barinthus Bio’s financial position and results of operations may differ materially from the pro forma amounts included herein.
The following table sets forth a preliminary allocation of the purchase consideration to the identifiable tangible and intangible assets acquired, liabilities assumed and the non-controlling interest as if the Combinations had occurred on September 30, 2025. The difference between the purchase consideration and the fair value of the identifiable net assets acquired is reflected as a gain on bargain purchase. The fair values of the assets acquired and liabilities assumed approximates the historical carrying values thereof and accordingly, there is no uplift in fair values as of September 30, 2025.

Amount (in thousands)
Cash and cash equivalents	$74,272
Restricted cash	1,402
Research and development tax credit receivable	4,633
Prepaid expenses and other current assets	6,336
Property and equipment, net(ii)	4,657
Intangible assets, net(i)	14,909
Right-of-use assets, net(iv)	2,063
Other assets	929
Total Assets Acquired	109,201
Accounts payable	698
Accrued expenses and other current liabilities	6,681
Deferred income(v)	1,402
Operating lease liability – current	2,017
Operating lease liability – non-current	9,553
Contingent consideration	2,508
Deferred tax liability, net	320
Other non-current liabilities	1,461
Total Liabilities Assumed	24,640
Net Assets Acquired	$84,561
Total Estimated Purchase Consideration	$5,487
Gain on Bargain Purchase	$79,075
The preliminary purchase price allocation is based on a preliminary assessment of the fair values of the assets acquired, liabilities assumed and non-controlling interest as of September 30, 2025. However, as described in the section entitled “The Merger Agreement — Transaction Consideration” of this proxy statement/prospectus, the Merger Exchange Ratio used in computing the total expected purchase price is determined based on net cash of $31.0 million (representing the amount estimated to be outstanding at closing of the Merger if the Merger completes in February 2026). Accordingly, the table below provides supplemental information on the purchase price allocation based on an assumption of total net cash of $31.0 million, consistent with the computation of the purchase price.
Amount (in thousands)
Assumed net cash(iii)	$27,628
Research and development tax credit receivable	4,633
Prepaid expenses and other current assets	6,336
Property and equipment, net(ii)	4,657
Intangible assets, net(i)	14,909
Right-of-use assets, net(iv)	2,063
Other assets	929
Total Assets Acquired	61,155
Accounts payable	698
Accrued expenses and other current liabilities	6,681
Deferred income(v)	1,402
Operating lease liability – current	2,017

Amount (in thousands)
Operating lease liability – non-current	9,553
Contingent consideration	2,508
Deferred tax liability, net	320
Other non-current liabilities	1,461
Total Liabilities Assumed	24,640
Net Assets Acquired	$36,515
Goodwill/Gain on Bargain Purchase	$31,028
Total Estimated Purchase Consideration	$5,487

(i)
A preliminary fair value estimate of $14.9 million has been assigned to in-process research and development (“IPR&D”) projects acquired. The preliminary fair value of IPR&D assets was determined primarily using the “income approach” and “market approach.” In assessing fair value, Clywedog considered a potential market participant’s assessment of the highest and best use of the asset including whether the value would be derived through commercialization or sale.

For the IPR&D assets valued using the income approach, which includes the programs under development, the methodology applied considers the fair value of an IPR&D asset by reference to the present value of the probability-weighted expected cash flows arising under certain sale, out-licensing or commercialization scenarios, with a discount rate selected to appropriately consider the time value of money and the risks inherent in those forecasts. The income approach is based on the premise that the value of an asset is the present value of the future earning capacity that is available for distribution to investors in that asset.
For the IPR&D assets valued using the market approach, in particular those where Clywedog has offered to purchase such assets, it has used the Merger Agreement as a proxy to market price as a basis for determining the fair value of those IPR&D assets. The market approach is based on the market price attainable for selling an asset to another market participant.
Acquired IPR&D assets are classified as indefinite lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the closing date of the Merger, the IPR&D assets will not be amortized; instead they will be subject to periodic impairment testing. Upon successful completion of the development process for acquired IPR&D projects, determination as to the useful life of the specific asset will be made; at that point in time, the asset will then be considered a finite lived intangible asset and Clywedog will begin to amortize the asset into earnings.
These preliminary estimates of fair value of the IPR&D assets could potentially be different from those determined through the final acquisition accounting, and the difference could potentially have a material impact on the accompanying Unaudited Pro Forma Condensed Consolidated Financial Information. As Clywedog obtains additional information in respect of the Barinthus Bio intangible assets, additional insight could be gained which could impact (i) the estimated total value assigned to intangible assets, and/or (ii) the estimated allocation of value between finite lived and indefinite lived intangible assets. The estimated intangible asset fair values and their useful lives could be impacted by a variety of factors that may become known to us only upon access to additional information and/or by changes in such factors that may occur prior to the effective time of the Merger. These factors include but are not limited to the regulatory, legislative, legal, technological and competitive environments. Increased knowledge about these and/or other elements could result in a change to the estimated fair value of Barinthus Bio’s intangible assets and/or to the estimated weighted average useful lives from that assumed by Clywedog in these Unaudited Pro Forma Condensed Consolidated Financial Information.
(ii)
A preliminary fair value estimate of $4.7 million has been assigned to property, plant and equipment to be acquired, primarily consisting of computer and lab equipment and furniture and fixtures, including assets held for sale as of September 30, 2025. At the date of consummation of the Merger, property, plant and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale on the closing date of the Merger. The acquired assets can include assets that are not intended to be used or sold, or that are intended to be used in a manner other than their highest and best use. Clywedog has only limited information at this time as to the specific nature, age, condition or location of the property, plant and equipment. All of these factors can cause differences between the fair value and net book value, and such differences could be material.
(iii)
Assumed net cash is the minimum cash expected on a February 2026 completion of the Merger, assuming the full amount of the tender offer is utilized, adjusted primarily for $3.6 million of the research and development tax credit receivable on the balance sheet as of September 30, 2025, that was received before completion and therefore required removal from the assumed net cash.

(iv)
A preliminary fair value estimate of $2.0 million has been assigned to the right-of-use asset which consists of the laboratory and office facility in Germantown, Maryland, USA. Clywedog has limited information at this time as to the anticipated future use of the facility, and has therefore based the fair value assumptions on the original contractual terms of the facility lease. Any changes to the planned use of the facility can cause differences between the fair value and net book value, and such changes could be material.

(v)
A preliminary fair value estimate of $1.4 million has been assigned to deferred income which consists of income yet to be recognized from the Coalition for Epidemic Preparedness Innovations (“CEPI”) Funding Agreement, pursuant to which CEPI funds the development of VTP-500, the Barinthus Bio vaccine candidate against Middle East Respiratory Syndrome (“MERS”). Barinthus Bio has deprioritized this program however the CEPI Funding Agreement has not been terminated or novated, and Clywedog has limited information as to the expected outcome of the negotiations. Any developments can cause differences between the fair value and net book value, and such changes could be material.

4.
Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet

(A)
Derived from the unaudited Condensed Consolidated Balance Sheet of Clywedog Therapeutics Inc. as of September 30, 2025.

(B)
Derived from the unaudited Condensed Consolidated Balance Sheet of Barinthus Biotherapeutics plc as of September 30, 2025.

(1)
Represents the adjustment relating to the Self-Tender Offer, assuming that the maximum amount of cash of $27.0 million is used to purchase Topco Common Stock.

(2)
Represents the accrual of estimated transaction-related expenses which are expected to be incurred after September 30, 2025. These costs are reflected in (i) accumulated deficit and accrued expenses and other current liabilities in the unaudited pro forma condensed consolidated balance sheet and (ii) in general and administrative operating expenses in the unaudited pro forma condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2024. These transaction costs will not recur in Topco’s results of operations after the Merger.

(3)
Represents the conversion of the SAFE Agreements to Clywedog Preferred Stock and immediately prior to the Combinations the conversion of Clywedog Preferred Stock to Topco Common Stock.

(4)
Represents the conversion of Clywedog Preferred Stock to Topco Common Stock.

(5)
Represents the adjustment to record the par value of Barinthus Ordinary Shares after the Transactions.

(6)
Represents the elimination of the pre-acquisition equity of Barinthus Bio.

(7)
Represents the additional share-based compensation expense relating to the acceleration of the vesting of the stock options granted to Barinthus Bio non-executive directors.

(8)
Represents the reversal of previously recognised share-based compensation expense relating to certain stock options under Barinthus Bio’s Enterprise Management Incentive Share Option Scheme which are not replaced by options in Topco.

5.
Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations and Comprehensive Loss for the Nine Months Ended September 30, 2025 and for the Twelve Months Ended December 31, 2024

(C)
Derived from the unaudited Condensed Consolidated Statement of Operations of Clywedog Therapeutics Inc. for the nine months ended September 30, 2025.

(D)
Derived from the unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss of Barinthus Biotherapeutics plc for the nine months ended September 30, 2025.

(E)
Derived from the audited Condensed Consolidated Statement of Operations of Clywedog Therapeutics Inc. as of December 31, 2024.

(F)
Derived from the audited Condensed Consolidated Statement of Operations and Comprehensive Loss of Barinthus Biotherapeutics plc as of December 31, 2024.

(9)
Represents additional post-combination share based compensation expense as a result of the replacement of Barinthus Options with Topco stock options.

(10)
Represents the gain on bargain purchase, which is non-taxable, non-recurring, and not anticipated to be realized on Closing.

(11)
Represents the elimination of Clywedog average common stock outstanding.

(12)
Represents the issuance of Barinthus Ordinary Shares to former Clywedog stockholders based on the Merger Exchange Ratio of 4.35892.

(13)
Basic and diluted pro forma net loss per share attributable to ordinary shareholders is based on the weighted average number of Barinthus Ordinary Shares outstanding for the period presented.

6.
Sensitivity Analysis of Self-Tender Offer

As noted above, under the terms of the Self-Tender Offer, Topco may in its discretion elect to purchase up to $27.0 million in shares of Topco Common Stock. The unaudited pro forma condensed combined balance sheet as of September 30, 2025, presented above assumes that the full amount of $27.0 million available for use in the Self-Tender Offer will be used to purchase Topco Common Stock. There may be different redemption scenarios resulting in differing amounts of cash used in the Self-Tender Offer, therefore we have presented below the unaudited pro forma condensed combined balance sheet on the assumption that only fifty percent of the maximum amount of $27.0 million, or $13.5 million, will be used to in the Self-Tender Offer. There is no impact to the unaudited pro forma condensed combined Statements of operations and comprehensive loss for the nine months ended September 30, 2025 and for the twelve months ended December 31, 2024.

Beacon Topco, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
Assuming $13.5 million in Cash used in Self-Tender Offer
(in thousands, except number of shares and per share amounts)
As of September 30, 2025
	(A) Clywedog (Historical)	(B) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$117	$74,272	$(13,500)	(14)	$60,889
Restricted cash	—	1,402	—		1,402
Research and development incentives receivable	—	4,633	—		4,633
Prepaid expenses and other current assets	1,299	6,336	—		7,635
Assets held for sale	—	138	—		138
Total current assets	1,416	86,781	(13,500)		74,697
Property and equipment, net	—	4,519	—		4,519
Intangible assets, net	—	14,909	—		14,909
Right of use assets, net	—	2,063	—		2,063
Other assets	—	929	—		929
Total assets	$1,416	$109,201	$(13,500)		$97,117
LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$147	$698	$—		$845
Accrued expenses and other current liabilities	2,926	6,681	8,720	(2)	18,327
Deferred income	—	1,402	—		1,402
Operating lease liability – current	—	2,017	—		2,017
Total current liabilities	3,073	10,798	8,720		22,591
Non-current liabilities:
Notes payable – related parties	1,446	—	—		1,446
SAFE liability – related parties	12,443	—	(12,443)	(3)	—
Operating lease liability – non-current	—	9,553	—		9,553
Contingent consideration	—	2,508	—		2,508
Other non-current liabilities	—	1,461	—		1,461
Deferred tax liability, net	—	320	—		320
Total liabilities	$16,962	$24,640	$(3,723)		$37,879
Redeemable convertible preferred stock	12,774	—	(12,774)	(4)	—
Stockholders’ (deficit)/equity:
Ordinary shares	—	1	22	(5)	28
			5	(4)
			1	(3)
			(1)	(6)
Deferred A shares	—	86	(86)	(6)	—
Treasury Stock	—	—	(13,500)	(14)	(13,500)

	(A) Clywedog (Historical)	(B) Barinthus Bio (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Additional paid-in capital	—	393,248	(387,409)	(6)	30,675
			12,769	(4)
			12,442	(3)
			(452)	(8)
			99	(7)
			(22)	(5)
Accumulated deficit	(28,320)	(293,002)	371,724	(6)	42,035
			(8,720)	(2)
			452	(8)
			(99)	(7)
Accumulated other comprehensive loss – foreign currency translation adjustments	—	(15,868)	15,868	(6)	—
Total stockholders’ (deficit)/equity	(28,320)	84,465	3,093		59,238
Noncontrolling interest	—	96	(96)	(6)	—
Total stockholders’ (deficit)/equity	$(28,320)	$84,561	$2,997		$59,238
Total liabilities and stockholders’ equity	$1,416	$109,201	$(13,500)		$97,117

Adjustment to the Unaudited Pro Forma Condensed Combined Balance Sheet Assuming $13.5 million in Cash used in Self-Tender Offer
(14)
Represents the adjustment relating to the Self-Tender Offer, assuming that fifty percent of maximum cash available of $27.0 million, being $13.5 million, is used to purchase Topco Common Stock.

If $13.5 million was used in the Self-Tender Offer, the net loss per share attributable to ordinary shareholders, basic and diluted, for the twelve months ended December 31, 2024 would equal $0.02 per share.
If $13.5 million was used in the Self-Tender Offer, the net loss per share attributable to ordinary shareholders, basic and diluted, for the nine months ended September 30, 2025 would equal $0.26 per share.

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION
Barinthus Bio
Price Range of Barinthus Bio’s Securities
Barinthus ADSs representing Barinthus Ordinary Shares trade under the symbol “BRNS” on the Nasdaq Global Market. On September 26, 2025, the trading date before the public announcement of the Combinations, the Barinthus ADSs closed at $1.22. As of [•], 2026, the date immediately prior to the date of this proxy statement/prospectus, the closing price for the Barinthus ADSs was $[•].
As of [•], 2026, there was one holder of record of the Barinthus Ordinary Shares and [•] holders of record of the Barinthus ADSs. Barinthus Shareholders should obtain current market quotations for their securities before making their decision with respect to the Barinthus Shareholder Proposals. The market price of the Barinthus ADSs could change significantly and may not be indicative of the value of shares of Topco Common Stock once they start trading on Nasdaq or after the date of completion of the Combinations.
Although the exchange ratios are fixed, the market price of the Barinthus Ordinary Shares will fluctuate between the date of this proxy statement/prospectus and the Effective Times. No assurance can be given concerning the market price of the Barinthus Ordinary Shares before or on the date of completion of the Combinations, or the market price of Topco Common Stock on or after the date of completion of the Combinations. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Dividend Policy
Barinthus Bio has never declared or paid any cash dividends and does not intend to declare or pay any cash dividends prior to the completion of the Combinations.
Clywedog
Price Range of Clywedog’s Securities
Historical market price information regarding Clywedog is not provided because, as of the date of this proxy statement/prospectus, there is no public market for the Clywedog Shares.
Dividend Policy
Clywedog has never declared or paid any cash dividends and does not intend to declare or pay any cash dividends prior to the completion of the Combinations.
Topco
Price Range of Topco’s Securities
Historical market price information regarding Topco is not provided because, as of the date of this proxy statement/prospectus, there is no public market for shares of the Topco Common Stock.
Dividend Policy
Management of Barinthus Bio and Clywedog currently expect that, after completion of the Combinations, Topco will retain all available funds and any future earnings for use in the operation of its business and do not anticipate paying any cash dividends on share of Topco Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of the Topco Board and will depend on Topco’s financial condition, operating results, capital requirements, general business conditions and other factors that the Topco Board may deem relevant.

BARINTHUS SCHEME PROPOSAL AND THE BARINTHUS COURT MEETING AND BARINTHUS GENERAL MEETING — EXPLANATORY STATEMENT
(In compliance with section 897 of the UK Companies Act)
[•], 2026
To the holders of Barinthus Ordinary Shares and, for information only, to the holders of Barinthus ADSs and the holders of options or awards under any Barinthus Equity Plans.
RECOMMENDED ACQUISITION OF THE ENTIRE ISSUED AND TO BE ISSUED SHARE CAPITAL OF BARINTHUS BIOTHERAPEUTICS PLC BY TOPCO INC.
1.   Introduction
The following section of this proxy statement/prospectus explains, among other things, the effect of the Scheme of Arrangement and, together with the further information contained elsewhere in this proxy statement/prospectus, constitutes the explanatory statement in respect of the Scheme of Arrangement as required by section 897 of the UK Companies Act. Accordingly, in addition to the information contained in the following section of this proxy statement/prospectus, your attention is drawn to the further information contained elsewhere in this proxy statement/prospectus and you are advised to read this proxy statement/prospectus in full.
On September 30, 2025, it was announced that Barinthus Bio entered into the Merger Agreement with Clywedog, Topco and Merger Sub, pursuant to which, among other things, Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant the Scheme of Arrangement (subject to any modification, addition or condition which (a) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the United Kingdom Companies Act 2006 and the Merger Agreement), resulting in Barinthus Bio becoming a direct wholly owned subsidiary of Topco.
Your attention is drawn to the section entitled “The Transactions” beginning on page 275 of this proxy statement/prospectus, which contains, among other things, (i) information on the reasons for and benefits of the Combinations and (ii) the unanimous recommendation by the Barinthus Board to Barinthus Shareholders to vote in favor of the resolutions to be proposed at the Barinthus Shareholder Meetings. The Scheme of Arrangement is set out in full in the section entitled “The Scheme of Arrangement” beginning on page 173 of this proxy statement/prospectus. For overseas holders of Barinthus Ordinary Shares, your attention is drawn to section 10 of this Explanatory Statement.
2.   The Scheme Transaction
The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein Topco will acquire the entire issued and to be issued ordinary share capital of Barinthus Bio pursuant to a scheme of arrangement (subject to any modification, addition or condition which (i) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (ii) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the UK Companies Act and the Merger Agreement) (the “Scheme of Arrangement” and such transaction, the “Scheme Transaction”). Implementation of the Scheme Transaction requires the approval of the Scheme of Arrangement by the Barinthus Shareholders (which will also require approval by holders of Barinthus ADSs representing Barinthus Ordinary Shares) at the Barinthus Court Meeting and the approval of the Scheme Implementation Proposal by the Barinthus Shareholders (which will also require approval by holders of Barinthus ADSs representing Barinthus Ordinary Shares) at the Barinthus General Meeting. The Scheme of Arrangement also requires the sanction of the Court. The Scheme of Arrangement is set out in full in the section entitled “The Scheme of Arrangement” beginning on page 173 of this proxy statement/prospectus.

The purpose of the Scheme of Arrangement is to enable Topco to acquire the entire issued and to be issued ordinary share capital of Barinthus Bio. This is to be achieved by Topco acquiring the Scheme Shares held by the Scheme Shareholders, as at the Scheme Record Date, in return for which the Scheme Shareholders will receive the Scheme Consideration for their Scheme Shares on the basis set out in the Scheme of Arrangement.
If the Scheme Transaction is completed:
•
At Scheme Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding Scheme Share, in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one share of Topco Common Stock, plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share, each subject to and strictly in accordance with the terms of the Scheme of Arrangement.

•
In connection with Combinations, and as part of the Court approval of the Scheme of Arrangement, the amount standing to the credit of Barinthus Bio’s share premium account shall be cancelled (the “Capital Reduction”) and, following the Scheme Effective Time and at the discretion of the Barinthus Board, such amount will be distributed by Barinthus Bio to Topco for the purpose of the Self-Tender Offer (the “Distribution”).

•
Following the Scheme Effective Time and subject to completion of the Distribution, Topco may in its discretion elect to commence a Self-Tender Offer to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.

3.   Conditions to Complete the Combinations
The respective obligations of Barinthus Bio, Topco, Clywedog and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:
i.
the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act and the Registration Statement not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn;

ii.
the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transactions;

iii.
the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transactions;

iv.
approval of the Scheme of Arrangement by Barinthus Shareholders at the Barinthus Court Meeting and the passing of the Scheme Implementation Proposal by Barinthus Shareholders at the Barinthus General Meeting;

v.
the sanction of the Scheme of Arrangement (including the Capital Reduction) by the Court;

vi.
the receipt of the required Clywedog stockholder approval;

vii.
the shares of Topco Common Stock to be issued in connection with the Combinations being approved for listing on Nasdaq, subject to official notice of issuance;

viii.
the receipt by Barinthus Bio of evidence that the Cabinet Office has notified each of Topco, OrbiMed and TPAV, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Transactions and;

ix.
any applicable waiting period or consent under applicable antitrust law will have expired, been terminated, or been obtained, as applicable.

The obligation of Barinthus Bio and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.
the representations and warranties of Clywedog regarding certain matters, including matters related to organization, authority, vote required, the absence of certain material changes or events between December 31, 2024 and the date of the Merger Agreement in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

ii.
the representations and warranties of Clywedog relating to Clywedog’s capitalization must be true and correct on the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);

iii.
the remaining representations and warranties of Clywedog in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the Closing Date or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Clywedog (without giving effect to any references therein to any materiality or material adverse effect qualifiers);

iv.
since December 31, 2024, no material adverse effect of Clywedog will have occurred;

v.
Clywedog must have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Merger Effective Time;

vi.
Clywedog must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Merger, including a certificate executed by a duly authorized officer of Clywedog confirming certain sections of the Merger Agreement have been duly satisfied;

vii.
each Lock-Up Agreement entered into by certain the Clywedog stockholders will continue to be in full force and effect as of immediately following the Merger Effective Time;

viii.
the Investor Agreements (as defined in the Merger Agreement) will have been terminated;

ix.
Clywedog will have the Clywedog Minimum Cash as of such dates set forth in the Merger Agreement, subject to the Clywedog Collar; and

x.
Topco will have accepted for payment the shares of Topco Common Stock validly tendered (and not validly withdrawn) pursuant to the Self-Tender Offer, if applicable.

The obligation of Clywedog to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
i.
the representations and warranties of Barinthus Bio and Merger Sub regarding certain matters, including matters related to organization, authority, vote required, and the absence of certain material changes or events between August 31, 2025 and the date of the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

ii.
the representations and warranties of Barinthus Bio and Merger Sub regarding Barinthus Bio’s capitalization must be true and correct on the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);
iii.
the remaining representations and warranties of Barinthus Bio and Merger Sub in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the Closing Date or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Barinthus Bio (without giving effect to any references therein to any materiality and material adverse effect qualifiers);

iv.
Barinthus Bio must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Combinations, including a certificate executed by a duly authorized officer of Barinthus Bio confirming certain sections of the Merger Agreement have been duly satisfied;

v.
since December 31, 2024, no material adverse effect of Barinthus Bio will have occurred;

vi.
each Lock-Up Agreement entered into by certain of Barinthus Shareholders will continue to be in full force and effect as of immediately following the Merger Effective Time; and

vii.
Barinthus Bio will have the Barinthus Minimum Cash as of such dates set forth in the Merger Agreement, subject to the Barinthus Collar.

The Scheme of Arrangement will only become effective if all conditions to the Combinations, including the required Barinthus shareholder approvals, Clywedog stockholder approval and the sanction of the Court, have been satisfied or (to the extent permitted by law) waived. The Scheme of Arrangement will become effective upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration. Subject to the satisfaction or waiver of the conditions to the Combinations, including the sanction of the Scheme of Arrangement by the Court, the closing is expected to occur in the first half of 2026.
4.   Barinthus Shareholder Meetings
Before the Court’s sanction can be sought, the Scheme of Arrangement requires, among other things, approval of the Barinthus Scheme Proposal by Scheme Shareholders at the Barinthus Court Meeting. The Barinthus Scheme Proposal must be approved by a simple majority in number of the Barinthus Shareholders present and voting, either in person or by proxy, representing at least 75% in value of the Barinthus Ordinary Shares in respect of which a vote has been cast. Approval of the Barinthus Scheme Proposal is required to consummate the Combinations. Barinthus Shareholders are also being asked to consider and approve the Scheme Implementation Proposal.
The Scheme Implementation Proposal, if approved, will (i) authorize the Barinthus Board to take all action necessary or appropriate for carrying the Scheme of Arrangement into effect, (ii) make certain amendments to the articles of association of Barinthus Bio in order to facilitate the Combinations, (iii) direct Barinthus Bio to deliver the Court Order to the Registrar of Companies, (iv) direct the Barinthus Board that they need not undertake a Barinthus Bio Adverse Recommendation Change in connection with a Superior Offer or cause Barinthus Bio to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the required Barinthus Shareholder approvals are obtained, and (v) subject to receipt of Court approval, reduce the amount standing to the credit of Barinthus Bio’s share premium account to nil. The Scheme Implementation Proposal will be proposed as ordinary and special resolutions at the Barinthus General Meeting, which means that the Scheme Implementation Proposal must be approved by at least 75% of the votes cast by Barinthus Shareholders present and voting at the quorate General Meeting, either in person or by proxy at the Barinthus General Meeting. Approval of the Scheme Implementation Proposal is required to consummate the Combinations.

Notices of both the Barinthus Court Meeting and the Barinthus General Meeting are set out at the beginning of this proxy statement/prospectus. Entitlement to attend and vote at these meetings and the number of votes which may be cast will be determined by reference to the register of members of Barinthus Bio at the Barinthus Ordinary Share Voting Record Time. Entitlement to submit Barinthus ADS voting instruction cards and the number of votes which a Barinthus ADS holder may instruct the Depositary to cast on its behalf will be determined by reference to the Barinthus ADS Register at the Barinthus ADS Voting Record Time in accordance with the notes set out to in, or appended to, the Barinthus Court Meeting and Barinthus General Meeting notices.
If the Scheme of Arrangement becomes effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Barinthus Court Meeting or the Barinthus General Meeting.
Date, Time, Place and Purpose of the Barinthus Court Meeting
The Barinthus Court Meeting will be held at the offices of Goodwin Procter LLP, Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m./p.m.] (London Time) on [•], 2026 for Scheme Shareholders on the register of members as at the Barinthus Ordinary Share Voting Record Time to consider and, if thought fit, approve the Scheme of Arrangement.
At the Barinthus Court Meeting, voting will be by poll and each Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held as at the Barinthus Ordinary Share Voting Record Time. The approval required at the Barinthus Court Meeting is a simple [majority in number] of the Barinthus Shareholders present and voting in person or by proxy, representing at least 75% in value of the Barinthus Ordinary Shares in respect of which a vote has been cast.
Barinthus Shareholders are strongly urged to sign and return their BLUE Form of Proxy for the Barinthus Court Meeting as soon as possible. The completion and return of the forms of proxy will not prevent them from attending in person, submitting questions and voting at either the Barinthus Court Meeting or the Barinthus General Meeting, or any adjournment or postponement thereof, if they are entitled to and wish to do so.
Date, Time, Place and Purpose of the Barinthus General Meeting
The Barinthus General Meeting will be held at the offices of Goodwin Procter LLP, Sancroft, 10-15 Newgate Street, London, EC1A 7AZ at [•] [a.m./p.m.] (London Time) on [•], 2026 (or as soon thereafter as the Barinthus Court Meeting concludes or is adjourned or postponed) for Barinthus Shareholders on the register of members as at the Barinthus Ordinary Share Voting Record Time to consider and, if thought fit, approve the Scheme Implementation Proposal as special resolutions.
At the Barinthus General Meeting, voting on each of the Scheme Implementation Proposal will be by poll and each Barinthus Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held as at the Barinthus Ordinary Share Voting Record Time. The approval required for the Scheme Implementation Proposal to be passed is at least 75% of the votes validly cast on such resolution in person or by proxy.
Barinthus Shareholders are strongly urged to sign and return their YELLOW Form of Proxy for the Barinthus General Meeting as soon as possible. The completion and return of the forms of proxy will not prevent them from attending in person, submitting questions and voting at either the Barinthus Court Meeting or the Barinthus General Meeting, or any adjournment or postponement thereof, if they are entitled to and wish to do so.
Amendment to the Articles of Association of Barinthus Bio
Barinthus Ordinary Shares issued after the Scheme Record Date will not automatically be subject to the Scheme of Arrangement without an amendment to Barinthus Bio’s existing articles of association. In order to ensure that Topco acquires the entire issued and to be issued ordinary share capital of Barinthus Bio, it is therefore proposed that, pursuant to the Scheme Implementation Proposal, Barinthus Bio’s articles of association be amended so that Barinthus Ordinary Shares issued after the Scheme Record Date (if any), other than to Topco or its nominees, will be automatically acquired by Topco on the same terms as under the Scheme of Arrangement.

It is also proposed that, pursuant to the Scheme Implementation Proposal, Barinthus Bio’s articles of association be amended to ensure that any Barinthus Ordinary Shares issued at or after the Barinthus Ordinary Share Voting Record Time but prior to the Scheme Record Date will be subject to the Scheme of Arrangement.
Recommendation of the Barinthus Board
The Barinthus Board has unanimously (i) approved and declared advisable the Merger Agreement and consummation of the Transactions, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of the Merger Agreement and the Scheme of Arrangement, the Scheme Transaction and the Transactions are in the best interests of Barinthus Bio and would promote the success of Barinthus Bio for the benefit of Barinthus Shareholders as a whole, and (iii) resolved to recommend that the Barinthus Shareholders approve the Barinthus Scheme Proposal at the Barinthus Court Meeting and the Scheme Implementation Proposal at the Barinthus General Meeting. See “The Transactions — Barinthus Bio’s Reasons for the Combinations and Recommendation of the Barinthus Board” beginning on page 286 of this proxy statement/prospectus for a more detailed discussion of the Barinthus Board’s recommendation with respect to the Barinthus Scheme Proposal and the Scheme Implementation Proposal.
Entitlement to Vote at the Barinthus Shareholder Meetings
Holders of Barinthus Ordinary Shares
If you hold Barinthus Ordinary Shares registered in your own name as of the Ordinary Share Voting Record Time, you are entitled to attend the Barinthus Shareholder Meetings to vote either in person or to appoint another person or persons as your proxy or proxies to attend, speak and vote on your behalf, in accordance with the procedures further outlined in this proxy statement/prospectus. You are strongly encouraged to appoint the Chair of the Barinthus Shareholder Meetings as your proxy.
Holders of Barinthus Ordinary Shares who hold their Barinthus Ordinary Shares indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a holder of Barinthus Ordinary Shares to vote at the Barinthus Shareholder Meetings. If this applies to you, Barinthus Bio encourages you to consult your broker, bank, trust company or other nominee as soon as possible to obtain the necessary documentation in order to provide voting instructions in relation to the Barinthus General Meeting in the manner and by the cut-off time stipulated by such custodian, broker, nominee or trustee. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or nominee as soon as possible. In addition, such holders of Barinthus Ordinary Shares who wish to attend, speak and vote on an individual basis (in particular, for the purpose of approval of the Scheme of Arrangement by a majority in number of the Scheme Shareholders, including holders of Barinthus ADSs, present and voting at the Barinthus Court Meeting), or to send a proxy or corporate representative to represent them at the Barinthus Shareholder Meetings, may need first to arrange with their broker, bank, trust company or other nominee for the transfer of their Barinthus Ordinary Shares into their own name.
If either Barinthus Shareholder Meeting is adjourned or postponed, only those Barinthus Shareholders on the register of members 48 hours (excluding any part of such 48-hour period falling on a day that is a non-working day) before the time appointed for the adjourned or postponed meeting will be entitled to attend and vote at the applicable meeting.
Holders of Barinthus ADSs
Holders of Barinthus ADSs are not entitled to attend or vote, in person or by proxy, at the Barinthus Shareholder Meetings. If you are a registered holder of Barinthus ADSs on the Depositary’s ADS register as of the Barinthus ADS Voting Record Time, the Depositary will send a Barinthus ADS voting instruction card to you. You will be able to instruct the Depositary to vote the Barinthus Ordinary Shares represented by your Barinthus ADSs on your behalf by completing and returning a Barinthus ADS voting instruction card to the Depositary, to be received no later than the time and date specified in the Barinthus ADS voting instruction card. Holders of Barinthus ADSs are encouraged to timely submit voting instructions to the Depositary for the Barinthus Shareholder Meetings as soon as possible. A Barinthus ADS voting instruction card with your voting instructions must be received by the Depositary by [12:00] p.m. (Eastern Time) on [•], 2026 in the manner and at the address specified in the Barinthus ADS voting instruction card.
Holders of Barinthus ADSs who hold their Barinthus ADSs indirectly through a broker, bank, trust company or other nominee must rely on the procedures of such broker, bank, trust company or other nominee in order to assert the rights of a Barinthus ADS holder to issue voting instructions to the Depositary. If this applies to you, you should receive voting materials and instructions from your broker, bank, trust company or nominee. If you do not, Barinthus Bio encourages you to consult your bank, broker, trust company or nominee as soon as possible to obtain the necessary documentation. Please vote in accordance with the instructions sent to you by your broker, bank, trust company or nominee as soon as possible and, in any case, prior to the cutoff date and time specified by your broker, bank, trust company or nominee.
Beneficial holders of Barinthus ADSs, whose Barinthus ADSs are registered under a nominee name, and who have any queries about how to deliver voting instructions for the Barinthus Shareholder Meetings, should contact their broker, bank, trust company or other nominee who is holding the Barinthus ADSs on their behalf.
Cancellation of Barinthus ADSs so as to become a registered Barinthus Shareholder
Only registered holders of Barinthus Ordinary Shares will be entitled to attend and vote at the Barinthus Court Meeting and the Barinthus General Meeting. If you are a Barinthus ADS holder and you wish to vote directly (whether in person or by proxy) at either of the Barinthus Shareholder Meetings, you must elect to become a shareholder of record by surrendering your Barinthus ADSs and withdrawing the Barinthus Ordinary Shares represented by those Barinthus ADSs, so as to become a registered holder of Barinthus Ordinary Shares prior to the Barinthus Ordinary Share Voting Record Time.
In order to do this, Barinthus ADS holders must present their Barinthus ADSs (and, to the extent that such Barinthus ADSs are certificated, the certificates evidencing such Barinthus ADSs) to the Depositary for cancellation [before [•] [a.m./p.m.] (Eastern Time) on [•], 2026] (subject to the relevant Barinthus ADS holder’s compliance with the terms of the Deposit Agreement and payment of the applicable fees), together with:
1.
delivery instructions for the Barinthus Ordinary Shares represented by such Barinthus ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Barinthus Ordinary Shares); and

2.
if the ADS cancellation is to take place after the Barinthus ADS Voting Record Time and before the Ordinary Share Voting Record Time, a certification that the Barinthus ADS holder:

(a)
(x)   beneficially owned the relevant Barinthus ADSs as at the Barinthus ADS Voting Record Time and has not given, and will not give, voting instructions to the Depositary in respect of such Barinthus ADSs in relation to the Barinthus Shareholder Meetings (or has cancelled all voting instructions previously given); or

(y)   beneficially owned the relevant Barinthus ADSs as at the Barinthus ADS Voting Record Time and has given voting instructions to the Depositary in respect of such Barinthus ADSs in relation to the Barinthus Shareholder Meetings, but undertakes not to vote the Barinthus Ordinary Shares represented by such Barinthus ADSs at the Barinthus Shareholder Meetings; or
(b)
did not beneficially own the relevant Barinthus ADSs as at the Barinthus ADS Voting Record Time, and undertakes not to vote the Barinthus Ordinary Shares represented by such Barinthus ADSs at the Barinthus Shareholder Meetings.

If you hold Barinthus ADSs indirectly through a broker, bank, trust company or other nominee, you should contact your broker, bank, trust company or other nominee to make the necessary arrangements to surrender your Barinthus ADSs and withdraw the underlying Barinthus Ordinary Shares. Please make such arrangements as soon as possible to ensure the necessary processing can be completed in time.
Barinthus ADS holders will not be permitted to cancel their Barinthus ADSs from 5:00 p.m. (Eastern Time) on [•], 2026 until 5:00 p.m. (Eastern Time) on [•], 2026. Barinthus ADS holders who take steps (as described in the paragraphs above) to cancel their Barinthus ADSs and become Scheme Shareholders before the Barinthus Ordinary Share Voting Record Time will have the right to attend both Barinthus Shareholder Meetings (in person or by proxy) and be represented by counsel to support or oppose the sanctioning of the Scheme of Arrangement (subject to the limitations and qualifications above). Any Barinthus ADS holder who wishes to cancel their Barinthus ADSs to become a Scheme Shareholder should allow sufficient time for the cancellation of their Barinthus ADSs and the delivery of their Barinthus Ordinary Shares.
Settlement for Barinthus ADS Holders
Prior to the Scheme Effective Time, Barinthus Bio and Topco will establish procedures to ensure that the Depositary will, after the Scheme Effective Time, promptly deliver the Scheme Consideration to each holder of Barinthus ADSs upon surrender by them of their Barinthus ADSs pursuant to, and subject to, the terms of the Deposit Agreement. Barinthus Bio intends to instruct Nasdaq to halt trading of Barinthus ADSs before the open of trading on the date of the Scheme Effective Time. Accordingly, because Barinthus Bio expects that the last day of trading of the Barinthus ADSs on Nasdaq will be the trading day prior to the Scheme Effective Time, the persons entitled to the Scheme Consideration will become fixed as of the close of business on the date of and will not be known until the second trading day following the Scheme Effective Time, when all trades in Barinthus ADSs will have settled.
Barinthus Bio will enter into one or more amendments or supplements to the Deposit Agreement that are reasonably deemed necessary and acceptable to the Depositary and Barinthus Bio to establish the procedures necessary to distribute the Scheme Consideration to the Barinthus ADS holders. Barinthus Bio and Topco will deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection with the transaction, and Barinthus Bio will make all payments and reimbursements owed by it to the Depositary prior to the Scheme Effective Time. Barinthus will pay to the Depositary the $0.05 per Barinthus ADS held cancellation fee that would otherwise be owed by the Barinthus ADS holders in connection with the Combinations and the distribution of Scheme Consideration. Accordingly, no fees or expenses should be payable by holders of Barinthus ADSs in connection with the Scheme Transaction. No interest will be paid or accrued on any amount payable in respect of Barinthus ADSs. Scheme Consideration will not be distributed by the Depositary to the Barinthus ADS holders unless payment in full has been made of all fees, reimbursements, charges and expenses by the applicable parties under the Deposit Agreement and the ancillary agreements between Barinthus Bio and the Depositary. To the extent such payment is not timely received, the Depositary may sell some or all of the applicable Scheme Consideration in satisfaction of a holder’s payment obligation under the Deposit Agreement.
Except as set forth above, the Barinthus ADS holders will be required to pay the applicable Barinthus ADS fees to receive Scheme Consideration, and upon receipt of such payment the Depositary will distribute the Scheme Consideration to which they are entitled (without the need to take any further action). The Scheme Consideration will be delivered in uncertificated form to the Barinthus ADS holders. Fractions of shares of Topco Common Stock will not be allotted to Barinthus ADS holders. Instead, fractional Exchange Shares to which the Depositary would otherwise be entitled will be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the Depositary and in accordance with applicable law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognized investment exchange, or (ii) a liquid market develops for the Exchange Shares and the Depositary shall be paid in cash after such sale the amount representing the Depositary’s entitlement to such relevant fractional Exchange Share and the Depositary shall distribute, in lieu of such fractional share entitlements, cash in lieu of any fractional shares, rounded down to the nearest whole share, calculated on the basis of the Scheme Exchange Ratio to the relevant Barinthus ADS holders.
Any Barinthus ADS holders who hold their Barinthus ADSs indirectly through a broker, bank, trust company or other nominee, will receive credit of Topco Common Stock to their accounts from their broker, bank, trust company or other nominee.
The settlement of Scheme Consideration is governed by the terms of the Merger Agreement and the Deposit Agreement and is a matter that is external to the Scheme of Arrangement. As set out in the Scheme of Arrangement, neither Topco nor the Exchange Agent nor Barinthus Bio shall have any responsibility or liability under the Scheme of Arrangement for the onwards distribution or transmission to the holders of

Barinthus ADSs, or to any other person, of the Scheme Consideration due to the Depositary (or any nominee or custodian of the Depositary which is the relevant Scheme Shareholder), albeit that the foregoing does not affect Barinthus Bio’s obligations to the Depositary under the Deposit Agreement and any ancillary agreement between Barinthus Bio and the Depositary, or any party’s obligations under the Merger Agreement.
Overseas Barinthus Shareholders
The availability of the Scheme of Arrangement and the Scheme Consideration to overseas Barinthus Shareholders may be affected by the laws of the relevant jurisdictions. Overseas Barinthus Shareholders should inform themselves about, and should observe, any applicable legal requirements. It is the responsibility of all overseas Barinthus Shareholders to satisfy themselves as to their full compliance with the laws of the relevant jurisdiction, including obtaining any governmental, exchange control or other consents which may be required and their compliance with any other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. If you are in any doubt regarding such matters, you should consult an independent professional adviser in the relevant jurisdiction without delay.
Overseas Barinthus Shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Combinations in their particular circumstances.
Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom or the United States, Topco or the Exchange Agent is advised that the delivery of the shares of Topco Common Stock would or might infringe upon the laws of such jurisdiction or would require Topco or Barinthus Bio (as the case may be) to comply with any governmental or other consent or any registration, filing or other formality with which Topco or Barinthus Bio (as the case may be) is unable to comply, or compliance with which Topco or Barinthus Bio (as the case may be) regards as unduly onerous, the Exchange Agent may, in consultation with Topco, determine that the shares of Topco Common Stock shall not be delivered to such Scheme Shareholder and that (i) such shares of Topco Common Stock shall instead be sold by the Exchange Agent at the best price which can reasonably be obtained in the market at the time of sale (which may take place upon the earlier of the time at which (i) the Exchange Shares become freely tradeable on a recognized investment exchange, or (ii) a liquid market develops for the Exchange Shares) and (ii) such Scheme Shareholders shall be paid in cash the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale, (including any Tax and amounts in respect of irrecoverable value added tax payable on the proceeds of sale), without interest and subject to any required Tax withholding in accordance with the provisions of the Merger Agreement) in accordance with the relevant provisions of the Scheme of Arrangement rounded up or down to the nearest U.S. cent.
Quorum
For the purposes of the Barinthus General Meeting, a quorate meeting will be formed by one or more qualifying persons present at a meeting and between them holding (or being the proxy or corporate representative of the holders of) at least 33 1∕3 percent in number of the issued shares (excluding any shares held as treasury shares) entitled to vote on the business to be transacted at the Barinthus General Meeting. A “qualifying person” is an individual who is a member, a person authorized to act as the representative of a member (being a corporation) in relation to the meeting, or a person appointed as proxy of a member in relation to the meeting.
5.   Barinthus Bio’s Directors and the Effect of the Scheme of Arrangement on their Interests
Details of the interests of Barinthus Bio’s directors in the share capital of Barinthus Bio and awards in respect of such share capital, are set out in the section entitled “Interests of Certain Persons in the Transactions (Barinthus Bio)” beginning on page 345 of this proxy statement/prospectus. Scheme Shares held by the Barinthus Bio directors at the Scheme Record Date will be subject to the Scheme of Arrangement.
Barinthus Bio has approved the grant of a cash retention award to William Enright (in the amount of $300,000), payable upon consummation of the Combinations.

William Enright is party to an executive director employment agreements that provides for certain severance benefits upon a qualifying termination of employment. The Combinations will constitute a change in control for purposes of each of his employment agreement. Mr. Enright will receive an estimated $1,568,237 in cash severance payments in the event of a qualifying termination in connection with the Combinations (based on compensation levels in effect as of September 29, 2025).
Pursuant to the Merger Agreement, Barinthus Bio may designate two members of the Barinthus Board, subject to approval of the Topco Board in compliance with fiduciary duties under applicable law, to serve as members of the Topco Board following the consummation of the Combinations.
In common with the other participants who hold Barinthus Options, the Barinthus Bio directors who hold Barinthus Options will be able to receive Barinthus Ordinary Shares to the extent that such awards vest and are exercised prior to the closing of the Combinations.
Except as set out in the provisions of the Merger Agreement applicable to directors as described under “The Merger Agreement” beginning on page 304 of this proxy statement/prospectus, the effect of the Scheme of Arrangement on the interests of Barinthus Bio directors does not differ from its effect on the interests of any other Barinthus Shareholder.
6.   Sanction of the Scheme of Arrangement by the Court
Under the UK Companies Act, the Scheme of Arrangement also requires the sanction of the Court. The Court Sanction Hearing is currently expected to be held by the [first quarter of 2026]. Scheme Shareholders are entitled to attend the Court Sanction Hearing, should they wish to do so, in person or through counsel.
Following sanction of the Scheme of Arrangement by the Court, the Scheme of Arrangement will become effective in accordance with its terms upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales.
Upon the Scheme of Arrangement becoming effective, it will be binding on all Scheme Shareholders holding Scheme Shares at the Scheme Record Date (including the Depositary and/or its nominee), irrespective of whether or not they attended or voted in favor of, or against, the Barinthus Scheme Proposal at the Barinthus Court Meeting or in favor of, or against, or withheld their vote on the Scheme Implementation Proposal at the Barinthus General Meeting.
If the Merger does not become effective by the Closing Date (as defined and further described in the section entitled “The Merger Agreement — Termination” beginning on page 328 of this proxy statement/prospectus), the Merger Agreement may be terminated by either Clywedog or Barinthus Bio, and the Scheme of Arrangement, which is intended to precede the Merger, may not become effective.
7.   Solicitation of Proxies
Barinthus Bio will bear its own costs and expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus to Barinthus Shareholders and the retention of any information agent or other service provider in connection with the Combinations. This proxy solicitation is being made by Barinthus Bio on behalf of the Barinthus Board. Barinthus Bio has hired MacKenzie Partners to assist in the solicitation of proxies at a total cost to Barinthus Bio of $15,000, plus reimbursement of reasonable additional costs and out-of-pocket expenses. In addition to this mailing, proxies may be solicited by directors, officers or employees of Barinthus Bio or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.
8.   Listings, Dealings, Delisting and Settlement
Delisting and Deregistration of Barinthus ADSs
On the Scheme Effective Time, entitlements to Scheme Shares held within CREST will be cancelled, and share certificates in respect of Scheme Shares held in certificated form will cease to be valid documents of title and should be destroyed or, at the request of Topco, delivered up to [•], or to any person appointed by Topco to receive the same.
As a result of the consummation of the Combinations, Barinthus Bio will become a direct subsidiary of Topco and it is intended that Barinthus Bio will be re-registered as a private company under the applicable provisions of the UK Companies Act as soon as reasonably practicable after the Scheme Effective Time.
It is intended that the last day for dealings in Barinthus ADSs on Nasdaq will be the last business day before the Scheme Effective Time. It is intended that, following the closing of the Combinations, the Barinthus ADS program will be terminated and that applications will be made to delist the Barinthus ADSs from Nasdaq and terminate the registration of the Barinthus ADSs under the Exchange Act, promptly following such time.
Listing and Dealings in Topco Common Stock
The shares of Topco Common Stock to be delivered pursuant to the Scheme will be delivered credited as fully paid. The Topco Common Stock will rank in full for all dividends or other distributions on the Topco Common Stock declared, made or paid after the Scheme Effective Time.
Shares of Topco Common Stock are not currently traded or quoted on a stock exchange or quotation system. It is a condition to the parties’ obligations to effect the Combinations that the Topco Common Stock be authorized for listing on Nasdaq, subject to official notice of issuance. The shares of Topco Common Stock to be issued in the Combinations are expected to be listed on Nasdaq following the completion of the Combinations, which will occur following the Merger Effective Time. As such, it is intended that, between the Scheme Effective Time and the Merger Effective Time, the Topco Common Stock will continue not to be traded or quoted on a stock exchange or quotation system.
Settlement
Subject to the Scheme of Arrangement becoming effective (and subject to certain exceptions in relation to overseas Barinthus Shareholders), settlement of the Scheme Consideration to which any Scheme Shareholders are entitled under the Scheme of Arrangement will be effected in accordance with paragraph [   ] of the Scheme of Arrangement which is set out in full in the section entitled “The Scheme of Arrangement” of this proxy statement/prospectus, as summarized below.
Topco shall issue to each Scheme Shareholder the number of shares of Topco Common Stock to which such Scheme Shareholder is entitled under the Scheme of Arrangement, and shall procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders, of certificates or, at Topco’s option, evidence of shares of Topco Common Stock in book-entry form representing the aggregate Scheme Consideration as soon as reasonably practicable following the Scheme Effective Time (and in any event no later than the Business Day following the Scheme Effective Time if Barinthus Bio provides by [•] [a.m./p.m.] [New York City] time, on the Scheme Effective Time, evidence that the Scheme Effective Time has occurred or, if Barinthus Bio provides such evidence after [•]  [a.m./p.m.] [New York City] time, on the Scheme Effective Time, no later than the [following] Business Day after such delivery).
Fractions of shares of Topco Common Stock will not be allotted to Scheme Shareholders. Instead, Scheme Shareholders shall receive, in lieu of such fractional entitlements, cash in lieu of any fractional shares, rounded down to the nearest whole share, calculated on the basis of the Scheme Exchange Ratio. Under the terms of the Scheme of Arrangement, all such fractional entitlements shall be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the relevant Scheme Shareholder and in accordance with applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognized investment exchange, or (ii) a liquid market develops for the Exchange Shares, and payments in lieu of fractional entitlements shall be made by the Exchange Agent to the relevant Scheme Shareholders in cash after such sale with the net proceeds of sale (after the deduction of the expenses of the sale (including any Tax and amounts in respect of irrecoverable VAT payable thereon), without interest and subject to any required Tax withholding) being paid in due proportion to the fractional Exchange Shares to which such Scheme Shareholders would otherwise have been entitled.

Voting Instructions
Registered Barinthus ADS holders on the Depositary’s ADS register as of the Barinthus ADS Voting Record Time will be sent an ADS voting instruction card. Registered Barinthus ADS holders as of the Barinthus ADS Voting Record Time can direct the Depositary to vote the Barinthus Ordinary Shares represented by their Barinthus ADSs, subject to the terms of the Deposit Agreement, a copy of which is available free of charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 379 of this proxy statement/prospectus.
Registered Barinthus ADS holders as at the Barinthus ADS Voting Record Time should, if they wish to direct the voting of the Barinthus Ordinary Shares represented by their Barinthus ADSs held by the Depositary at the Barinthus Court Meeting and the Barinthus General Meeting, provide Barinthus ADS voting instructions to the Depositary in accordance with the instructions printed thereon. The Barinthus ADS voting instructions must be received by the Depositary no later than [12:00] p.m. (Eastern Time) on [•], 2026 or, if either the Barinthus Court Meeting or the Barinthus General Meeting is adjourned or postponed, such later date as may be notified by the Depositary.
Barinthus ADS holders who hold their Barinthus ADSs indirectly through a broker, bank, trust company or other nominee must follow the instructions from such broker, bank, trust company or other nominee if they wish to give voting instructions to the Depositary. Providing voting instructions via a broker, bank, trust company or other nominee may require the provision of information by a particular deadline, well in advance of the deadline to give the Depositary voting instructions, and therefore you are encouraged to reach out to such broker, bank, trust company or other nominee as quickly as possible.
Following timely receipt of valid voting instructions from a Barinthus ADS holder, the Depositary will endeavor, insofar as practicable and permitted under the provisions of, or governing, the Barinthus Ordinary Shares represented by Barinthus ADSs, to vote or cause its nominee to vote (by means of the appointment of a proxy or otherwise) such Barinthus Ordinary Shares represented by the Barinthus ADSs in respect of which instructions have been received in accordance with those instructions. If the Depositary does not receive timely voting instructions from a Barinthus ADS holder on or before [12:00] p.m. (Eastern Time) on [•], 2026, the Barinthus Ordinary Shares underlying such holder’s Barinthus ADSs will not be represented at the Barinthus Shareholder Meetings and will not be voted at the Barinthus Shareholder Meetings.
10.   Action to be Taken
The approval required for the Barinthus Scheme Proposal at the Barinthus Court Meeting is a simple majority in number of the Scheme Shareholders present and voting in person or by proxy, representing at least 75% in value of the Scheme Shares in respect of which a vote has been cast.
The approval required for the Scheme Implementation Proposal at the Barinthus General Meeting is approval by at least 75% of the votes cast by Barinthus Shareholders present and voting, either in person or by proxy.
If the Scheme of Arrangement becomes effective, it will be binding on all holders of Scheme Shares irrespective of whether or not they attended or voted at the Barinthus Shareholder Meetings.
Forms of Proxy
Each copy of this proxy statement/prospectus mailed to holders of Barinthus Ordinary Shares is accompanied by two forms of proxy with instructions for voting. The BLUE Form of Proxy corresponds to the Barinthus Court Meeting and the YELLOW Form of Proxy corresponds to the Barinthus General Meeting. If you hold Barinthus Ordinary Shares in your name as a shareholder of record, you should complete and return both proxy cards accompanying this proxy statement/prospectus to ensure that your vote is counted at both of the Barinthus Shareholder Meetings, or at any adjournment or postponement of the Barinthus Shareholder Meetings, regardless of whether you plan to attend the Barinthus Shareholder Meetings, so as to arrive as soon as possible but in any event at least 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the relevant meeting.

If the BLUE Form of Proxy relating to the Barinthus Court Meeting is not lodged by the relevant time, it may be presented in person to the Chair of the Barinthus Court Meeting or Computershare representative who will be present at the Barinthus Court Meeting, at any time prior to the commencement of the Barinthus Court Meeting (or any adjournment or postponement thereof). However, in the case of the Barinthus General Meeting, if the YELLOW Form of Proxy is not lodged so as to be received by the time mentioned above, it will be invalid. The completion and return of either Form of Proxy will not preclude you from attending the Barinthus Court Meeting or the Barinthus General Meeting, if you so wish.
If you hold your Barinthus Ordinary Shares in “street name” through a broker, bank, trust company or other nominee, you must direct your broker, bank, trust company or other nominee to vote in accordance with the instructions you have received from your broker, bank, trust company or other nominee.
The Barinthus Board is not currently aware of any business to be acted upon at the Barinthus Shareholder Meetings other than the matters described in this proxy statement/prospectus. If, however, other matters are properly brought before the Barinthus Shareholder Meetings, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Barinthus Bio and its shareholders, except that Barinthus Bio will comply with any limitations on the exercise of such discretion under applicable law and stock exchange listing rules.
If you hold Barinthus Ordinary Shares in uncertificated form through CREST and wish to appoint a proxy or proxies for the Barinthus Court Meeting (or any adjournment or postponement thereof) by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed any voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear and must contain the information required for such instructions as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by Computershare (ID number 3RA50) not later than 48 hours (excluding any part of such 48-hour period falling on a non-working day) before the time fixed for the Barinthus Court Meeting or any adjournment or postponement thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. If the CREST proxy appointment or instruction is not received by this time, the BLUE Form of Proxy may be presented in person to the Chair of the Barinthus Court Meeting or Computershare representative who will be present at the Barinthus Court Meeting, at any time prior to the commencement of the Barinthus Court Meeting (or any adjournment or postponement thereof).
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed any voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. For further information on the logistics of submitting messages in CREST, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
Barinthus Bio may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the CREST Regulations 2001.
The latest time for Computershare to receive your Form of Proxy will be [•] [a.m/p.m.] (London Time) on [•], 2026 (or, in the case of an adjournment or postponement of the Barinthus Court Meeting, 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjourned or postponed meeting), being the latest time for receipt by Computershare of the BLUE Form of Proxy for the Barinthus Court Meeting. You should allow sufficient time for posting for your Forms of Proxy to be received.
You are strongly urged to complete and return your forms of proxy as soon as possible, whether or not you intend to attend the Barinthus Shareholder Meetings in person.
Barinthus ADS holders should refer to section 9 of this Explanatory Statement for information relevant to such holders.
11.   Further Information
The terms of the Scheme of Arrangement are set out in full in the section entitled “The Scheme of Arrangement” beginning on page 173 of this proxy statement/prospectus. A summary of material tax consequences are set out in the sections entitled “Material U.S. Federal Income Tax Considerations” and “Material UK Tax Considerations” beginning on pages 351 and 358, respectively, of this proxy statement/prospectus. Further information regarding Barinthus Bio and Topco are set out in the section entitled “Information About The Parties to the Combinations” beginning on page 183 of this proxy statement/prospectus.

BARINTHUS GENERAL MEETING
Scheme Implementation Proposal
For the reasons described above, Barinthus Bio is requesting that the Barinthus Shareholders adopt the following resolutions at the Barinthus General Meeting, which are special resolutions:
SPECIAL RESOLUTIONS
1.
RESOLVED THAT, for the purpose of giving effect to the Scheme of Arrangement dated [•], 2025 between Barinthus Bio and the holders of Scheme Shares (as defined in such Scheme of Arrangement), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between Barinthus Bio and Beacon Topco, Inc., a Delaware corporation (“Topco”), which (if required) is approved by the Court, or which is otherwise imposed by the Court and is mutually acceptable to Barinthus Bio and Topco, each acting reasonably and in good faith (the “Scheme”), the directors of Barinthus Bio (or a duly authorized committee of the directors) be and are hereby:

a.
authorized and directed to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

b.
directed that they shall procure the delivery of the order of the Court sanctioning the Scheme of Arrangement on behalf of Barinthus Bio to the Registrar of Companies in England and Wales provided that no injunction or other order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no law shall have been adopted that remains in effect or effective, in each case that prevents, enjoins, prohibits or makes illegal the Scheme becoming effective by such delivery; and

c.
directed that if, in accordance with the Agreement and Plan of Merger by and among Barinthus Bio, Topco, Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), dated September 29, 2025 (the “Merger Agreement”), a print of which has been produced to this meeting and for the purposes of identification signed by the Chair of this meeting, in its original form or with or subject to any modification, addition, or condition as may be agreed from time to time (including, for the avoidance of doubt, after the date of this resolution) between Barinthus Bio, Topco, Merger Sub and Clywedog, a Superior Offer is made, they shall not (unless permitted to do so under the Merger Agreement) undertake a Beacon Board Adverse Recommendation Change in connection with a Superior Offer or cause Barinthus Bio to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the Required Beacon Shareholder Vote is obtained (capitalized terms in this resolution having the meanings set forth in the Merger Agreement);

2.
RESOLVED THAT, with effect from the passing of this resolution, the articles of association of Barinthus Bio be and are hereby amended by the adoption and inclusion of the following new article 145:

“145.
Scheme of Arrangement

[145.1
In this Article 145, references to the “Scheme of Arrangement” are to the scheme of arrangement dated [•], 2025 between the Company and the holders of Scheme Shares (as defined in the Scheme of Arrangement) under Part 26 of the Act in its original form or with or subject to any modification, addition or condition agreed between the Company and Topco (the “Acquiror”) which (if required) is approved or imposed by the Court and (save as defined in this Article 145) terms defined in the Scheme of Arrangement shall have the same meanings in this Article 145.

145.2
Notwithstanding any other provision of these articles or the terms of any resolution, whether ordinary or special, passed by the Company in general meeting, if the Company issues or transfers out of treasury any shares on or after the date of the adoption of this Article 145 and prior to the Scheme Record Time, such shares shall be issued or transferred in the name of the relevant person subject to the terms of the Scheme of Arrangement (and shall be Scheme Shares for the purposes thereof) and the original or any subsequent holder or holders of such shares shall be bound by the Scheme of Arrangement accordingly.

145.3
Notwithstanding any other provision of these articles, if any shares in the Company are issued or transferred out of treasury to any person or such person’s nominee (a “New Member”) at or after the Scheme Record Time (each a “Post-Scheme Share”) such shares will, provided that the Scheme of Arrangement has become effective, be issued or transferred on terms that they shall (on the Effective Date) or, if later, on issue or transfer (but subject to the terms of this Article 145.3 and Article 145.6) be immediately transferred to the Acquiror (or such persons as the Acquiror may direct) (the “Purchaser”), who shall be obliged to acquire each Post-Scheme Share in consideration of and conditional upon the Acquiror procuring delivery to the New Member of [•] shares of Topco Common Stock (“Exchange Shares”) (the “Share Deliverable” and the ratio that an Exchange Share bears to each Scheme Share being the “Exchange Ratio”) for each Post-Scheme Share as would have been payable to a holder of the Scheme Shares under the Scheme of Arrangement, subject to Article 145.5.

145.4
The Exchange Shares allotted and issued or transferred to a New Member (or nominee) pursuant to Article 145.3 shall be credited as fully paid and shall rank equally in all respects with all other fully paid Topco Common Stock in issue at that time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment or transfer) and shall be subject to the constitution of the Acquiror from time to time.

145.5
No fraction of an Exchange Share shall be allotted, issued or transferred to a New Member (or nominee) pursuant to this Article. Any fraction of an Exchange Share to which a New Member would otherwise have become entitled shall be aggregated with the fractional entitlements of any other New Members whose shares are being transferred under this article on the same date and the maximum whole number of Exchange Shares resulting therefrom shall be allotted and issued to a person appointed by the Company. Such Exchange Shares will then (at the discretion of the Acquiror, acting in the interests of the relevant New Members and in accordance with Applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, be sold and the net proceeds of the sale (after the deduction of the expenses of the sale (including any tax and amounts in respect of irrecoverable value added tax payable thereon), without interest and subject to any required tax withholding) be paid to the persons entitled thereto in due proportion to the fractional Exchange Shares to which they would otherwise have been entitled (rounded down to the nearest penny).

145.6
On any reorganisation of, or material alteration to, the share capital of the Company or Acquiror (including, without limitation, any subdivision and/or consolidation of shares) carried out after the Effective Date, or if a stock or scrip dividend is declared with a record date after the Effective Date, or any similar event shall have occurred (or if the number of Beacon Ordinary Shares represented by each Beacon ADS shall have been changed pursuant to the Deposit Agreement (as defined in the Transaction Agreement)), or the number or class of Beacon Ordinary Shares or Topco Common Stock shall have been changed or exchanged for a different number or class of Beacon Ordinary Shares or Topco Common Stock, then the Exchange Ratio and the Share Deliverable shall be appropriately adjusted by the directors in such manner as the auditors of the Company or an independent investment bank selected by the Company (whichever in their absolute discretion the directors may elect) may determine to be appropriate to reflect such reorganisation or alteration and to provide to Acquiror, Scheme Shareholders and New Members the same economic effect as contemplated under Article 145.3. References in this Article 145 to such shares shall, following such adjustment, be construed accordingly.
145.7
To give effect to any transfer of Post-Scheme Shares required by this Article 145, the Purchaser may appoint any person as attorney and/or agent for the New Member to transfer the Post-Scheme Shares to the Purchaser and execute and deliver as transferor a form or forms of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) on behalf of the New Member (or any subsequent holder or any nominee of such New Member or any such subsequent holder) in favour of the Purchaser and do all such other things and execute and deliver all such documents (whether as a deed or otherwise) as may in the opinion of the attorney and/or agent be necessary or desirable to vest the Post-Scheme Shares in the Purchaser and, pending such vesting, to exercise all such rights and privileges attaching to the Post-Scheme Shares as the Purchaser may direct. If an attorney and/or agent is so appointed, the New Member shall not thereafter (except to the extent that the attorney and/or agent fails to act in accordance with the directions of the Purchaser) be entitled to exercise any rights or privileges attaching to the Post-Scheme Shares unless so agreed by the Purchaser. The Company may give good receipt for the delivery of the Share Deliverable for each Post-Scheme Share and may register the Purchaser as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for any Post-Scheme Shares. The Purchaser shall, subject to Applicable Law, settle the consideration due to the New Member pursuant to Article 145.3 above by the delivery of the Share Deliverable for each Post-Scheme Share as soon as reasonably practicable following the issue of the Post-Scheme Shares to the New Member. Acquiror shall allot and issue or transfer the Exchange Shares to the New Member and make payment of any amounts payable under Article 145.5 as soon as reasonably practicable and in accordance with the provisions of Article 145.5, unless:

(a)
the Company, in its sole discretion, determines in accordance with Article 145.8 in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom that such Exchange Shares shall be sold in which case the Exchange Shares shall be sold and the net proceeds of sale distributed to the persons so entitled in accordance with Article 145.8; or

(b)
the Company, in its sole discretion, determines in accordance with Article 145.8 in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom that a cash amount equal to the value of the Exchange Shares shall be paid to the New Member, in which case Acquiror shall send a cheque in sterling drawn on a UK clearing bank in favour of the New Member for the consideration for such Post-Scheme Shares and in respect of any fractional entitlements no later than 14 days after the date of the issue or transfer of the Post-Scheme Shares to the New Member.

145.8
If, in respect of any New Member with a registered address in a jurisdiction outside the United Kingdom or whom the Company reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and/or issue or transfer of Exchange Shares pursuant to this

Article would or may infringe the laws of such jurisdiction or would or may require the Company and/or the Acquiror to comply with any governmental or other consent or any registration, filing or other formality with which the Company and/or Acquiror is unable to comply or compliance with which the Company and/or the Acquiror regards as unduly onerous, the Company may, in its sole discretion, determine that such Exchange Shares shall be sold for a cash amount equal to the value of the Exchange Shares shall be paid to the New Member. In the event that the Exchange Shares are to be sold, the Company shall appoint a person to act as attorney or agent for the New Member (including to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer on behalf of the New Member (whether as a deed or otherwise)) pursuant to this Article and such person shall be authorised on behalf of such New Member to procure that any shares in respect of which the Company has made such determination shall, as soon as practicable following the allotment, issue or transfer of such shares and after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, be sold and the net proceeds of the sale (after the deduction of the expenses of the sale (including any tax and amounts in respect of irrecoverable value added tax payable thereon), without interest and subject to any required tax withholding) be paid to the persons entitled thereto in due proportion to the Exchange Shares to which they would otherwise have been entitled.
145.9
Notwithstanding any other provision of these Articles, both the Company and the directors of the Company shall refuse to register the transfer of any shares between the Scheme Record Time and the Effective Date, other than to the Purchaser pursuant to the Scheme of Arrangement.

145.10
If the Scheme of Arrangement shall not have become effective by the date referred to in (or otherwise set in accordance with) clause 11 of the Scheme of Arrangement, this Article 145 shall cease to be of any effect”; and

3.
RESOLVED THAT, subject to receipt of Court approval, the amount standing to the credit of Barinthus Bio’s share premium account be reduced to nil.

Resolutions 1 through 3 (collectively, the “Scheme Implementation Proposal”) will be proposed as special resolutions and under English law, assuming that a quorum is present, a special resolution is passed on a show of hands if it is approved by at least 75% of the votes cast by shareholders present (in person or by proxy) at the Barinthus General Meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by holders representing at least 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.
Vote Required and Barinthus Board Recommendation
Assuming a quorum is present, the Scheme Implementation Proposal will be passed if at least 75% of the votes cast at the Barinthus General Meeting (in person or by proxy) are cast in favor of this proposal.
Completion of the Scheme is conditioned upon Barinthus Shareholder approval of the Scheme Implementation Proposal.
The Barinthus Board unanimously recommends that you vote “FOR” the Scheme Implementation Proposal.

THE SCHEME OF ARRANGEMENT

CR-2026-[•]
IN THE HIGH COURT OF JUSTICE
BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES
COMPANIES COURT (ChD)
IN THE MATTER OF BARINTHUS BIOTHERAPEUTICS PLC
and
IN THE MATTER OF THE COMPANIES ACT 2006
SCHEME OF ARRANGEMENT
(under Part 26 of the Companies Act 2006)
between
BARINTHUS BIOTHERAPEUTICS PLC
and
THE SCHEME SHAREHOLDERS
(as hereinafter defined)
RECITALS
(a)
As at the Latest Practicable Date, the issued share capital of Barinthus Bio was [•] Barinthus Ordinary Shares and [•] Barinthus Deferred A Shares, all of which are credited as fully paid up and none of which were held in treasury.

(b)
As at the date of this Scheme, no Barinthus Ordinary Shares or Barinthus ADSs are registered in the name of or beneficially owned by Topco.

(c)
Topco has agreed, subject to the terms of the Transaction Agreement, to appear by counsel at the hearing to sanction this Scheme and to be bound by, and to undertake to the Court to be bound by, the terms of this Scheme and to execute and do, or procure to be executed and done, all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purposes of giving effect to this Scheme.

1.
Definitions

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings:
“Applicable Law” means, with respect to any person, any federal, state, foreign, national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such person, as the same may be amended from time to time;
“Barinthus Bio” means Barinthus Biotherapeutics plc, a public limited company incorporated in England and Wales with registered number 13282620;
“Barinthus ADSs” means the American Depositary Shares of Barinthus Bio, each representing one Barinthus Ordinary Share;
“Barinthus Deferred A Shares” means the deferred A shares in the capital of Barinthus Bio, each with a nominal value of £1.00 per share;
“Barinthus Equity Plan” means Barinthus Bio’s EMI Share Option Scheme, Barinthus Bio’s Share Award Plan 2021 or other incentive plan under which Barinthus Bio or any of its Subsidiaries has granted any equity or equity-based compensation, in each case, as amended;

“Barinthus Options” means any option to acquire Barinthus Ordinary Shares or Barinthus ADSs granted under a Barinthus Equity Plan or otherwise;
“Barinthus Ordinary Shares” means the ordinary shares in the capital of Barinthus Bio, each with a par value £0.000025 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Barinthus Bio held by the Depositary (or the extent that the Depositary is not itself the registered holder of such shares that underly the Barinthus ADSs, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement (the “Depositary Custodian”));
“Barinthus Payment Fund” has the meaning given to it in paragraph 6.2;
“Barinthus Shareholders” means the holders of Barinthus ADSs and Barinthus Ordinary Shares (and “Barinthus Shareholder” means the relevant one of them);
“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York or London, England;
“certificated” or “in certificated form” means a share or security of Barinthus Bio which is not in uncertificated form;
“Companies Act” means the Companies Act 2006 as amended from time to time and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force;
“Court” means the High Court of Justice of England and Wales;
“Court Order” means the order of the Court sanctioning this Scheme under section 899 of the Companies Act;
“CREST” means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Relevant System of which Euroclear is the “Operator” (as such term is defined in the Regulations);
“CREST Manual” the CREST Manual published by Euroclear, as amended or supplemented from time to time;
“Deposit Agreement” means the Deposit Agreement, dated as of 29th April 2021, by and among Barinthus Bio, The Bank of New York Mellon, as depositary, and all holders of Barinthus ADSs issued thereunder;
“Depositary” means The Bank of New York Mellon, or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement);
“Depositary Custodian” has the meaning given to it in the definition of Barinthus Ordinary Shares;
“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Barinthus Bio) is the Depositary or Depositary Custodian holding those Scheme Shares for the Depositary or underlying beneficial owners of Barinthus ADSs in accordance with the Deposit Agreement;
“Euroclear” means Euroclear UK & International Limited, incorporated in England and Wales with registered number 02878738;
“Exchange Agent” means such entity as is appointed by Topco as exchange agent prior to the Scheme Effective Date in accordance with the provisions of the Transaction Agreement;
“Exchange Ratio” has the meaning given to it in paragraph 3.1;
“Exchange Shares” means the Topco Common Stock to be delivered to the Scheme Shareholders pursuant to the Scheme;

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal;
“holder” means a registered holder and includes any person(s) entitled by transmission;
“Latest Practicable Date” means close of business on [•] 2026, being the latest practicable date prior to the date of this Scheme;
“Lien” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.
“Member” means a member of Barinthus Bio on the register of members on any relevant date;
“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent);
“Topco” means Beacon Topco, Inc., a Delaware corporation;
“Topco Common Stock” means the common stock, $0.0001 par value per share, of Topco;
“Transfer Agent” means [•];
“person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);
“Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) (including as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), as amended from time to time (including by means of the Uncertificated Securities (amendment and EU Exit) Regulations 2019 (SI 2019/679), as amended from time to time;
“Relevant System” means any computer-based system, and procedures, which enable title to units of a share or security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Regulations;
“Residual Shares” means the Scheme Shares excluding the Depositary Shares;
“Scheme” means this scheme of arrangement in its present form or with or subject to any modification, addition or condition (i) as may be agreed between Topco and Barinthus Bio (each acting reasonably and in good faith) and which (if required) is approved by the Court, or (ii) which is otherwise imposed by the Court and mutually acceptable to Barinthus Bio and Topco, each acting reasonably and in good faith in each case in accordance with the Companies Act;
“Scheme Effective Date” means the date on which this Scheme becomes effective in accordance with paragraph 11.1;
“Scheme Effective Time” means the time on the Scheme Effective Date at which this Scheme becomes effective in accordance with paragraph 11.1;
“Scheme Record Time” means 6:00 p.m. (London time) on the Business Day immediately prior to the Scheme Effective Date (or such other date and/or time as Barinthus Bio and Topco may agree);
“Scheme Meeting” means such meeting(s) (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Scheme Shareholders” means the holders of Scheme Shares whose names appear in the register of Members of Barinthus Bio at the Scheme Record Time and a “Scheme Shareholder” shall mean any one of the Scheme Shareholders;
“Scheme Shares” means the Barinthus Ordinary Shares:
(a)
in issue at the date of this document;

(b)
(if any) issued after the date of this document and prior to the Voting Record Time;

(c)
(if any) issued at or after the Voting Record Time and prior to the Scheme Record Time, either on terms that the original or any subsequent holders thereof shall be bound by this Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by this Scheme; and

(d)
(if any) issued at or after the Scheme Record Time pursuant to the exercise of Barinthus Options,

in each case (a)  – (c), remaining in issue at the Scheme Record Time and, in the case of (d), remaining in issue after the Scheme Record Time;
“Share Consideration” has the meaning given to it in paragraph 3.1;
“Subsidiary” means with respect to any person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such person (and a Subsidiary shall be considered a “wholly owned Subsidiary” of a person as long as such person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary), and “Subsidiaries” shall be construed accordingly;
“Tax” means any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including National Insurance contributions, FICA), unemployment, disability, real property, escheat, unclaimed property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not;
“Transaction” means the proposed acquisition by Topco of the Scheme Shares pursuant to a scheme of arrangement of Barinthus Bio under Part 26 of the Companies Act;
“Transaction Agreement” means the transaction agreement by and between, amongst others, Topco and Barinthus Bio dated as of September 29, 2025, agreeing to certain matters in connection with the Transaction and the matters contemplated by this Scheme, as it may be amended from time to time;
“uncertificated” or “in uncertificated form” means any share or other security of Barinthus Bio in respect of which title is evidenced and transferred by means of a Relevant System; and
“Voting Record Time” means 6:00 p.m. (London time) on the day which is two Business Days before the date of the Scheme Meeting or, if the Scheme Meeting is adjourned, 6:30 p.m. (London time) on the day which is two Business Days before the date of such adjourned meeting;
“U.S. dollar” or “$” means the lawful currency of the United States of America.
“£” means the lawful currency of the United Kingdom.
References to paragraphs and sub-paragraphs are to paragraphs and sub-paragraphs of this Scheme.
References to times are to the time in London (United Kingdom), unless otherwise specified.

2.
Transfer of the Scheme Shares

2.1
Upon and with effect from the Scheme Effective Time, Topco shall, in accordance with paragraph 2.2, acquire all of the Scheme Shares fully paid, with full title guarantee, free from all Liens (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Scheme Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.

2.2
For the purposes of such acquisition:

2.2.1
the Depositary Shares shall be transferred to Topco (or a nominee on its behalf), by means of a form (or forms) of transfer or other instrument(s) or instruction(s) of transfer, including for the avoidance of doubt any stock transfer form or block stock transfer form (or any number of the foregoing);

2.2.2
the Residual Shares shall be transferred to Topco and such transfer shall be effected by means of a separate form (or forms) of transfer or other separate instrument (or instruments) or instruction (or instructions) of transfer, including for the avoidance of doubt any stock transfer form or block stock transfer form (or any number of the foregoing); and

2.2.3
to give effect to such transfer(s), any person may be appointed by Topco as attorney or agent and shall be authorised as such attorney or agent on behalf of each of the Scheme Shareholders concerned to execute and deliver as transferor such form(s) of transfer or other instrument(s) or instruction(s) of transfer of, or otherwise give any instruction(s) to transfer (whether as a deed or otherwise), the Scheme Shares and every form, instrument or instruction of transfer so executed or instruction so given shall be as effective as if it had been executed or given by the holder or holders of the Scheme Shares thereby transferred. Each such form of transfer or other instrument or instruction shall be deemed to be the principal instrument of transfer of the relevant Scheme Shares and the equitable or beneficial interest in the Scheme Shares shall only be transferred together with the legal interest in such Scheme Shares, pursuant to such form, instruction or instrument of transfer.

2.3
From the Scheme Effective Time and pending the transfer of the Scheme Shares pursuant to paragraphs 2.1 and 2.2 and the updating of the register of Members of Barinthus Bio to reflect such transfer, each Scheme Shareholder irrevocably:

2.3.1
appoints Topco (and/or its nominee(s) and/or each of its agents and directors) as its attorney and/or agent:

(a)
to exercise or direct the exercise of on its behalf (in place of and to the exclusion of the relevant Scheme Shareholder) any voting rights attached to the Scheme Shares and any or all other rights and privileges attaching to the Scheme Shares (including the right to requisition the convening of a general meeting of Barinthus Bio or of any class of its shareholders); and

(b)
to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Topco and/or its nominee(s) and/or each of its agents and directors (in each case acting reasonably), be necessary or desirable in connection with the exercise of any voting rights and any or all rights and privileges attaching to such Scheme Shares (including, without limitation, any consent to short notice of a general or separate class meeting or form of proxy or forms of proxy in respect of such Scheme Shares appointing any person nominated by Topco and/or its nominee(s) and/or any one or more of its directors or agents to attend general and separate class meetings of Barinthus Bio (or any postponement, adjournment or reconvening thereof));

2.3.2
authorises Barinthus Bio and/or its nominee(s) and/or any one or more of its directors or agents to send to Topco any notice, circular, warrant or other document or communication which may be required to be sent to them as a Member (including any share certificate(s) or other document(s) of title issued as a result of any conversion of their Scheme Shares into certificated form); and
2.3.3
agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Topco, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of Barinthus Bio.

2.4
The authorities granted by each Scheme Shareholder pursuant to paragraph 2.2 and paragraph 2.3 shall be treated for all purposes as having been granted by deed.

2.5
Barinthus Bio shall, subject to any relevant forms, instruments or instructions of transfer being duly stamped (for UK stamp duty purposes), register, or procure the registration of, any transfer(s) of shares effected in accordance with paragraph 1.1.

3.
Consideration for the Transfer of the Scheme Shares

3.1
Subject to and in exchange for the transfer of the Scheme Shares as provided in paragraphs 2.1 and 2.2, as soon as reasonably practicable following the Scheme Effective Time (and in any event no later than the Business Day following the Scheme Effective Time if Barinthus Bio provides, by 9:00 a.m., New York City time, on the Scheme Effective Date, evidence that the Scheme Effective Time has occurred, or if Barinthus Bio provides such evidence after 9:00 a.m., New York City time, on the Scheme Effective Date, no later than the second Business Day after such delivery), Topco shall, subject as hereinafter provided, issue and procure the delivery of, for each Scheme Share, [•] Exchange Shares (the “Share Consideration” and the ratio that an Exchange Share bears to each Scheme Share being the “Scheme Exchange Ratio”) to the Scheme Shareholders credited as fully paid, non-assessable and free from all Liens (other than transfer restrictions arising under applicable securities laws).

3.2
If, between the date of the Transaction Agreement and the Scheme Effective Time, the outstanding Barinthus Ordinary Shares shall have been changed to, or exchanged for, a different number or class of shares or securities by reason of any share dividend, bonus issue, scrip dividend, subdivision, reorganisation, merger, consolidation, reclassification, redesignation, recapitalisation, share split, reverse share split, combination or exchange of shares, or a share or scrip dividend shall be declared with a record date within such period, or any similar event shall have occurred or if the number of Depositary Shares represented by each Barinthus ADS shall have been changed pursuant to the Deposit Agreement, then the Scheme Exchange Ratio (and/or the right to receive (in the case of certificated Barinthus ADSs, in exchange for surrendering each Barinthus ADS to the Depositary (or the Depositary Custodian)), an amount of Exchange Shares equal to the Share Consideration), as applicable, then the amount of the Share Consideration shall be appropriately adjusted in accordance with the provisions of the Transaction Agreement to provide to Topco and the Scheme Shareholders the same economic effect as contemplated by the Transaction Agreement prior to such event.

3.3
Notwithstanding any other provision of the Transaction Agreement or this document, no fractional Exchange Shares shall be issued or delivered in exchange for any Scheme Shares and no holder of any of the Scheme Shares shall be entitled to receive a fractional Exchange Share. No scrip representing fractional Scheme Shares or book-entry credit of the same shall be issued in the Transaction and no dividend or other distribution, stock split or interest shall relate to any such fractional Scheme Share, and such fractional Scheme Share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Topco. Notwithstanding any other provision of the Transaction Agreement, any fraction of an Exchange Share to which:

3.3.1
any Scheme Shareholder other than the Depositary (or the Depositary Custodian) would otherwise be entitled will after the Scheme Effective Date be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the relevant Scheme Shareholder and in accordance with Applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, and such Scheme Shareholder shall be paid in cash after such sale, with the net proceeds of the sale (after the deduction of the expenses of the sale (including any Tax and amounts in respect of irrecoverable VAT payable thereon), without interest and subject to any required Tax withholding) in due proportion to the fractional Exchange Shares to which they would otherwise have been entitled; and
3.3.2
the Depositary (or the Depositary Custodian) would otherwise be entitled will after the Scheme Effective Date be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the Depositary (or the Depositary Custodian) and in accordance with applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares, and the Depositary (or the Depositary Custodian) shall be paid in cash after such sale the amount representing the Depositary’s (or the Depositary Custodian’s) entitlement to the relevant fractional Exchange Share.

4.
Share certificates and cancellation

4.1
With effect from, or as soon as reasonably practicable after, the Scheme Effective Time:

4.1.1
Scheme Shareholders shall, in accordance with this Scheme, cease to have any rights with respect to the Scheme Shares, except the right to receive the Share Consideration in accordance with the terms of this document;

4.1.2
all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder of Scheme Shares shall be bound at the request of Barinthus Bio to deliver the same to Barinthus Bio (or any person appointed by Barinthus Bio to receive such certificates), or, as Barinthus Bio may direct, to destroy the same;

4.1.3
Barinthus Bio shall procure that Euroclear shall be instructed to cancel the entitlements of Scheme Shareholders to Scheme Shares in uncertificated form and, following such cancellation, Barinthus Bio’s registrars shall (if necessary) be authorised to rematerialise entitlements to such Scheme Shares;

4.1.4
subject to the completion of such form (or forms) of transfer or other instruments or instructions of transfer as may be required in accordance with paragraph 2 of this document and the payment of any UK stamp duty thereon, Barinthus Bio shall make, or procure to be made, the appropriate entries in its register of members to reflect the transfer of the Scheme Shares to Topco pursuant to paragraph 2 of this document.

5.
Appointment of Exchange Agent

Prior to the Scheme Effective Time, Topco shall appoint the Exchange Agent to effect the technical implementation of the settlement of the Share Consideration to all Scheme Shareholders.
6.
Settlement of Share Consideration

6.1
At or prior to the Scheme Effective Time, Topco shall procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders, of evidence of Exchange Shares in book-entry form representing the aggregate Share Consideration.

6.2
All Topco Common Stock deposited with the Exchange Agent pursuant to paragraph 6.1 for the benefit of Scheme Shareholders shall hereinafter be referred to as the “Barinthus Payment Fund”. No interest shall be paid or shall accrue for the benefit of Scheme Shareholders on the Share Consideration.

6.3
Topco shall pay, or cause to be paid, without interest, to the Exchange Agent to be held in the Barinthus Payment Fund, the aggregate amount of all dividends or other distributions payable with respect to the Exchange Shares, with a record date on or after the Scheme Effective Time and prior to the time of the delivery of the Exchange Shares by the Exchange Agent to the Scheme Shareholders entitled to the Share Consideration. Subject to Applicable Law, the Exchange Agent shall deliver to the relevant Scheme Shareholders entitled to the Share Consideration, without interest, such dividends and distributions held in the Barinthus Payment Fund (i) with respect to all such dividends or distributions with a payment date at or prior to the delivery of the Exchange Shares pursuant to the Scheme, at the time of delivery of the Exchange Shares to such Scheme Shareholders, and (ii) with respect to all such dividends or distributions with a payment date after the delivery of the Exchange Shares pursuant to the Scheme, at the appropriate payment date.
6.4
Notwithstanding anything to the contrary in this document, all obligations of Topco with respect to deliverables required to be provided by Topco to the Exchange Agent in respect of the Depositary Shares shall be satisfied to the extent Topco provides such deliverables directly to the Depositary or the Depositary Custodian.

6.5
Promptly after the Scheme Effective Date, Topco shall cause the Exchange Agent to procure that book entry account statements of ownership evidencing such Scheme Shareholders’ ownership of the Exchange Shares as registered holders are issued by the Transfer Agent and corresponding records reflected in the register of members of Topco.

6.6
Topco shall procure that appropriate entries are made in the register of members of Topco by the Transfer Agent to reflect the settlement of the Exchange Shares.

6.7
As from the Scheme Effective Time, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

6.8
Any physical deliveries by the Exchange Agent (or the Transfer Agent) or by any other person to the Scheme Shareholders pursuant to this Scheme (whether of cheques, notices, documents of title, certificates or otherwise) shall be effected by sending the same by post to the applicable Scheme Shareholders entitled thereto at their respective registered addresses as appearing in the register of Members of Barinthus Bio at the Scheme Record Time or, in the case of joint holders, to the address of the holder whose name stands first in such register in respect of the joint holding concerned at such time. None of Topco, Barinthus Bio, any member of the Topco Group, the Exchange Agent, the Transfer Agent or any of their respective agents shall be responsible for any loss or delay in the transmission of any cheques or payments (including bank transfers), notices, documents of title, certificates or any other documents sent in accordance with this paragraph 6.8 (or, in the case of bank transfers, to the bank accounts referred to in paragraph 6.9 below) which shall be sent entirely at the risk of the person or persons entitled thereto.

6.9
All cheques shall be in U.S. dollars and drawn on a U.S. clearing bank and, subject to paragraph 8, shall be made payable to the Scheme Shareholder concerned (or, in the case of Scheme Shareholders holding jointly, to that one of the joint holders whose name stands first in the register of Members of Barinthus Bio in respect of such joint holding of Scheme Shares at the Scheme Record Time). The encashment of any such cheque in connection with this Scheme shall be a complete discharge of Topco’s obligations (and those of Topco’s respective agents or nominees) under this Scheme to pay (or procure the payment of) the monies represented thereby. In respect of any payments to Scheme Shareholders by bank transfer, the relevant sums in U.S. dollars shall, where possible, be transferred to such bank account in accordance with any existing payment mandate established by the relevant Barinthus Shareholder, and such transfer shall be a complete discharge of the payment obligations under this Scheme to pay (or procure the payment of) such monies.

6.10
As at the close of trading on the last day of dealings in Scheme Shares prior to the Scheme Effective Date, there may be unsettled, open trades for the sale and purchase of Scheme Shares within CREST. The Scheme Shares that are the subject of such unsettled trades will be treated under the Scheme in the same way as any other Scheme Shares registered in the name of the relevant Scheme Shareholder under that trade. Consequently, those Scheme Shares will be transferred under the Scheme and the Scheme Shareholder will receive the appropriate consideration in accordance with the terms of the Scheme.

6.11
Any portion of the Barinthus Payment Fund which has not been transferred to the Scheme Shareholder to which it is due within twelve months of the Scheme Effective Date shall be delivered to Topco or its designee(s) promptly upon demand by Topco (it being understood that no such delivery shall affect any legal right that a Scheme Shareholder may have to receive the Share Consideration), and thereafter such Scheme Shareholders shall be entitled to look only to Topco for, and Topco shall remain liable for, payment of their claims for the Share Consideration.
7.
Withholding rights and overseas shareholders

7.1
The provisions of paragraphs 3, 4, 5 and 6 shall be subject to any prohibition or condition imposed by Applicable Law. Without prejudice to the generality of the foregoing:

7.1.1
the provisions of Section 2.10(g) of the Transaction Agreement shall apply in respect of the payment or delivery of the Share Consideration to Scheme Shareholders; and

7.1.2
if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom or the United States, Topco, any member of the Topco Group, Exchange Agent or any other person is advised that the allotment, issuances or delivery of the Share Consideration or any other amount payable pursuant to this Scheme would or might infringe the laws of such jurisdiction or would require Topco, any member of the Topco Group, Exchange Agent, Barinthus Bio or any other person to observe any governmental or other consent or any registration, filing or other formality with which Topco, any member of the Topco Group, the Exchange Agent or Barinthus Bio (as the case may be) is unable to comply, or compliance with which by such person is regarded by such person or Topco (in the case of Topco, acting reasonably) as unduly onerous, then the Exchange Agent may, in consultation with Topco, determine that the Exchange Shares shall not be delivered to such Scheme Shareholder and that:

(a)
such Exchange Shares shall instead be sold by the Exchange Agent at the best price which can reasonably be obtained in the market as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognised investment exchange, or (ii) a liquid market develops for the Exchange Shares; and

(b)
such Scheme Shareholders shall be paid in cash the net proceeds of such sale (after the deduction of all expenses and commissions incurred in connection with such sale (including any Tax and amounts in respect of irrecoverable value added tax payable on the proceeds of sale), without interest and subject to any required Tax withholding in accordance with the provisions of the Transaction Agreement) in due proportion to the Exchange Shares to which they would have otherwise been entitled by

(i)
in the case of Scheme Shareholders who held Scheme Shares in uncertificated form, by instructing Euroclear, or procuring that Euroclear is instructed, to create an assured payment obligation in favour of the payment bank of the holders of such Scheme Shares in accordance with the CREST assured payment arrangements (as set out in the CREST Manual) provided that Barinthus Bio may determine that all or part of such consideration shall be paid in accordance with paragraph 7.1.2(b)(ii); or

(ii)
in the case of Scheme Shareholders who held Scheme Shares in certificated form, by sending a cheque or payment via bank transfer in accordance with any existing payment mandate established by the relevant Barinthus Shareholder.

7.1.3
Neither Topco nor Barinthus Bio shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

8.
Cessation of rights

With effect from and on the Scheme Effective Time, the Scheme Shareholders shall in accordance with this Scheme cease to have any rights with respect to the Scheme Shares, except the right to receive the Share Consideration in exchange for the Scheme Shares as set out in paragraph 3 subject always to the conditions set out herein.
9.
Mandates and dividends

To the extent possible, all mandates relating to the payment of dividends and/or other instructions (including communication preferences) given to Barinthus Bio by Scheme Shareholders and in force at the Scheme Record Time relating to holdings of Scheme Shares shall, unless and until expressly amended, varied or revoked, be deemed, as from the Scheme Effective Date, to be an effective mandate or instruction in respect of the corresponding Exchange Shares to which that Scheme Shareholder is entitled, except to the extent that a Scheme Shareholder already holds Topco Common Stock at the Scheme Record Time (and the registrars of Topco are able to match such holdings), in which case any mandates and instructions in relation to those existing shares of Topco Common Stock shall also apply to the Exchange Shares issued to the Scheme Shareholder and any mandate held in respect of the Scheme Shares will therefore be disregarded.
10.
Share Capital Reduction

With effect from the Scheme Effective Time, the share capital of the Company shall be reduced by cancelling the amount standing to the credit of the Company’s share premium account.
11.
Scheme Effective Time

11.1
This Scheme shall become effective as soon as a copy of the Court Order shall have been delivered to the Registrar of Companies in England and Wales for registration.

11.2
Unless this Scheme shall have become effective on or before the End Date (as defined in the Transaction Agreement) or such later date as Topco and Barinthus Bio may agree and the Court may allow, this Scheme shall never become effective.

12.
Modification

Topco and Barinthus Bio may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification of the Scheme shall be made once the Scheme has taken effect.
13.
Governing law

This Scheme, and all rights and obligations arising out of or in connection with it, are governed by the laws of England and Wales and are subject to the exclusive jurisdiction of the English Courts.

INFORMATION ABOUT THE PARTIES TO THE TRANSACTIONS
Barinthus Biotherapeutics plc
Barinthus Bio is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating auto-immune and inflammatory diseases within the I&I space. Helping patients and their families is the guiding principle at the heart of Barinthus Bio. Barinthus Bio aims to achieve this by developing truly transformational and highly disease-specific immunotherapies.
Barinthus Bio is prioritizing the development of a pipeline of candidates for I&I indications enabled by its proprietary and highly differentiated platform for promoting immune tolerance, referred to as SNAP-TI, that are designed to guide patients’ T cells to reduce inflammation and restore the natural state of immune non-responsiveness to healthy tissue. Its lead candidate, VTP-1000, is designed to restore immune non-responsiveness to gluten in patients with celiac disease, and is currently being assessed in a Phase 1 clinical trial. Based on encouraging preclinical data, Barinthus Bio believes that the SNAP-TI platform has the potential to impact multiple other I&I indications.
Barinthus Bio is also exploring collaboration opportunities for continued development of product candidates based on its proprietary viral vector platform technologies, consisting of ChAdOx and MVA; these technologies are designed to increase disease-specific CD8+ T cells that can eliminate virally infected cells or cancer cells. These include: VTP-300, a Phase 2 immunotherapeutic to treat patients who are chronically infected by the hepatitis B virus, VTP-500, a prophylactic vaccine for MERS and VTP-850, a second-generation immunotherapeutic candidate for preventing the recurrence of prostate cancer.
Barinthus Bio believes its core capabilities at the intersection of T cell immunology and immunotherapeutic technology platforms, combined with its track record of successfully executing development path activities, uniquely position it to navigate towards delivering promising new treatments for patients with auto-immune and inflammatory diseases and building value for shareholders.
Barinthus Bio was incorporated under the laws of England and Wales in March 2021, with company registration number 13282620. Barinthus Bio’s principal executive offices are located at 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number is (443) 917-0966.
Barinthus ADSs are listed on Nasdaq under the symbol “BRNS.”
Cdog Merger Sub, Inc.
Merger Sub, a Delaware corporation, is a wholly owned subsidiary of Topco formed solely for the purpose of effecting the Merger. Merger Sub will not conduct any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.
The principal executive offices of Merger Sub are located at c/o Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number at that address is (443) 917-0966.
Beacon Topco, Inc.
Topco, a Delaware corporation, is a wholly owned subsidiary of Barinthus Bio formed solely for the purpose of effecting the Transactions. Topco will not conduct any business operations prior to the closing of the Merger other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.
The principal executive offices of Topco are located at c/o Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, United States of America, and its telephone number at that address is (443) 917-0966.
Clywedog Therapeutics, Inc.
Clywedog is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule modulators that target key signaling and gene regulation pathways with potential to halt or reverse the development and progression of major metabolic diseases.

Its initial focus is the development of next-generation inhibitors of menin for the treatment of T2 diabetes and obesity and the prevention and treatment of T1 diabetes. In addition, Clywedog is developing a next-generation inhibitor of TYK2 for the treatment and prevention of T1 diabetes. Furthermore, Clywedog intends to explore these two agents in combination for the treatment and prevention of T1 diabetes. Clywedog’s lead product candidates are CLY-101 (balomenib), a reversible menin inhibitor being developed to increase endogenous insulin production and improve glycemic control in patients with T2 diabetes which it has inlicensed from Bala Therapeutics, Inc. (“Bala”) and, subject to further development, T1 diabetes; and CLY-201, a highly selective inhibitor of TYK2 designed to modulate key inflammatory signaling pathways implicated in progression of T1 diabetes. Both programs are being advanced as orally administered agents intended for outpatient use and potential combination with existing standards of care.
Clywedog was originally incorporated under the laws of the State of Delaware on December 17, 2020 under the name “Vyrnwy Therapeutics, Inc.” On October 10, 2024, the company effected a name change from Vyrnwy Therapeutics, Inc. to Clywedog Therapeutics, Inc. The mailing address of its principal executive office is 8 The Green, Suite 8666, Dover, DE 19901 and its telephone number at that address is (302) 385-8535.
See the section entitled “Business of Clywedog and Certain Information about Clywedog” of this proxy statement/prospectus for more information regarding Clywedog, its business and related matters.

BUSINESS OF BARINTHUS BIO AND CERTAIN INFORMATION ABOUT BARINTHUS BIO
Overview
Barinthus Bio is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating autoimmune and inflammatory diseases within the immunology and inflammation (“I&I”) space. Helping patients and their families is the guiding principle at the heart of Barinthus Bio. Barinthus Bio aims to achieve this by developing truly transformational and highly disease-specific immunotherapies.
Barinthus Bio is prioritizing the development of a pipeline for I&I indications enabled by its proprietary and highly differentiated platform for promoting immune tolerance, referred to as SNAP-TI, that are designed to guide patient’s T cells to reduce inflammation and restore the natural state of immune non-responsiveness to healthy tissue. Barinthus Bio’s lead candidate, VTP-1000, is designed to restore immune non-responsiveness to gluten in patients with celiac disease, and is currently being assessed in a Phase 1 clinical trial. Based on encouraging preclinical data, Barinthus Bio believes that the SNAP-TI platform has the potential to impact multiple other I&I indications.
Barinthus Bio is also evaluating VTP-300, a product candidate to treat infectious disease that harnesses Barinthus Bio’s proprietary viral vector platform technologies, consisting of ChAdOx and MVA, which are designed to increase disease-specific CD8+ T cells. VTP-300 is a Phase 2 immunotherapeutic treatment modality that is a component of a treatment regimen to establish functional cure in patients who are chronically infected by the hepatitis B virus. Barinthus Bio intends to progress the development of this product candidate by completing the ongoing clinical trial and is seeking a partner or collaborator for continuing development.
Barinthus Bio believes its core capabilities at the intersection of T cell immunology and immunotherapeutic technology platforms combined with its track record of successfully executing development path activities uniquely position it to navigate towards delivering promising new treatments for patients with autoimmune and inflammatory diseases and building value for shareholders.
Barinthus Bio’s Approach
Barinthus Bio is leveraging the latest understanding of how the immune system’s T cells naturally function to control disease. Research has shown that T cells are key to our body’s ability to identify and respond to threats through recognition of antigens. Disease can occur when the T cell response is either inappropriate, as occurs in autoimmunity, or inadequate, as often occurs in chronic viral infections or cancer.
Many autoimmune and inflammatory diseases are characterized by an inappropriate or overactive immune response caused by an imbalance in the T cell population. T effector (“Teff”) cells that normally fight infections and cancer can inappropriately attack the body and overwhelm the regulatory T (“Treg”) cells that are meant to prevent inflammation. While there has been incredible progress in the treatment options over the last two decades, current therapies still rely heavily on the use of non-specific immunosuppressive agents and supportive therapies. These may efficiently dampen inflammation and slow disease progression, but they often require lifelong treatment and their lack of specificity for the pathogenic mechanism can lead to several, sometimes life-threatening, side effects. Therefore, there remains a need for more targeted, curative therapies that directly address the T cell (Treg/Teff) imbalance underlying many autoimmune and inflammatory diseases. Fortunately, improved understanding of the cause of inflammatory diseases is allowing the identification of the specific antigens that Teff cells are attacking. In autoimmunity, Teff cells recognize and attack tissues harboring self-antigens, such as pancreatic beta islet cell associated antigens in type-1 diabetes. Knowledge of the problematic antigens that the Teff cells are responding to allows for the development of highly specific treatments that only target the T cells involved in the disease and may provide a less aggressive and potentially curative approach.
Barinthus Bio aims to directly address the disease process underlying autoimmunity and other inflammatory diseases by developing antigen-specific immune tolerance (“ASIT”) therapies based on its proprietary SNAP-TI technology platform. Barinthus Bio’s approach is to use SNAP-TI to provide the immune system with problematic antigens within an appropriate tolerogenic context that promotes a reduction in Teff cells and increase in Treg cells, aiming to restore the natural state of immune tolerance and control over disease. Properties that differentiate SNAP-TI from other ASIT therapies are the use of synthetic, self-assembling nanoparticles to improve manufacturability of multiple antigen compositions; ability to administer by preferred intramuscular or subcutaneous routes; and use of an immunomodulator that aims to improve the Treg/Teff ratio and prevent unwanted inflammation associated with the treatment.
Recent Developments
VTP-1000: Celiac Disease
The single ascending dose (“SAD”) part of the Phase 1 AVALON clinical trial of VTP-1000 in patients with celiac disease enrolled 18 patients in three placebo-controlled cohorts of ascending doses. VTP-1000 was well tolerated at all dose levels, with a dose-dependent pharmacological effect observed, and no treatment related serious adverse events reported.
Barinthus Bio announced these data from the SAD phase of the trial in December 2025 and intends to present these data at an upcoming scientific conference. The multiple ascending dose part of the Phase I AVALAON clinical trial is ongoing, and data are expected in the second half of 2026.
Nasdaq Deficiency Letter
On December 30, 2025, Barinthus Bio received a letter from Nasdaq indicating that the closing bid price of the Barinthus ADSs was below $1.00 per share for 30 consecutive business days, and that, therefore, Barinthus Bio is not in compliance with Nasdaq Listing Rule 5450(a)(1), which is the minimum bid price requirement for continued listing on the Nasdaq Global Market.
The notice from Nasdaq has no immediate effect on the listing of the Barinthus ADSs, and the Barinthus ADSs will continue to be listed on the Nasdaq Global Market under the symbol “BRNS.”
Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Barinthus Bio has automatically been afforded a 180-calendar day period, or until June 29, 2026, to regain compliance with the minimum bid price requirement. The continued listing standard will be met if the closing bid price of the Barinthus ADSs is at least $1.00 per share for a minimum of ten consecutive business days during the 180-calendar day period. If Barinthus Bio is not in compliance by June 29, 2026, it may be afforded a second 180-calendar day period to regain compliance if it meets certain requirements.
Barinthus Bio intends to monitor the closing bid price of the Barinthus ADSs and is currently evaluating its options for regaining compliance, which could include a reverse stock split of the Barinthus ADSs.
The Key Elements of Barinthus Bio’s SNAP-TI Platform
Barinthus Bio’s immune tolerance platform, SNAP-TI, is designed to restore immune tolerance by a mechanism of action that includes the induction of Treg cells and/or decrease of Teff cells to specifically restore a beneficial Treg/Teff ratio.
Key elements of SNAP-TI:

•
Self-assembling nanoparticles based on amphiphilic peptides as a tolerance immunotherapy (“SNAP-TI”) is a synthetic platform that leverages self-assembly to co-deliver multiple disease-specific peptide antigens and immunomodulators in nanoparticles of uniform size (~20 nm) and composition that are designed to access immune cells that promote tolerance following intramuscular or subcutaneous routes of administration.

•
Use of self-assembly is a key differentiator of SNAP-TI that allows for co-delivery of multiple antigens and an immunomodulator at up to about 50% loading by particle mass. This relatively high loading enables dosing by intramuscular or subcutaneous routes. The small size of SNAP-TI particles allows them to enter different lymphoid organs and promote uptake by the key immune cells that help to promote immune tolerance. Importantly, the co-delivered immunomodulator provides a tolerogenic context to prevent any unwanted inflammation and to promote an increased Treg/Teff ratio.

•
SNAP-TI has shown promising data on protection from disease in multiple mouse models of autoimmunity and is now being assessed in clinical studies as a product candidate (VTP-1000) for treating celiac disease. Barinthus Bio expects that the modularity of the SNAP-TI platform could allow for a growing pipeline of candidates for I&I indications.

Antigen selection and design for SNAP-TI candidates:

•
Barinthus Bio is prioritizing the research and development of candidates for treating autoimmune and inflammatory diseases that are at least in part driven by Teff cells and preferably have a known human leukocyte antigen (“HLA”) association. This focus allows Barinthus Bio to select specific I&I indications and patients who are most likely to benefit from therapy with SNAP-TI. For each indication, Barinthus Bio undertakes a rigorous antigen selection process to identify key antigens that are recognized by Teff cells involved in disease pathology or present in disease tissue that may be helpful for inducing bystander Tregs. Barinthus Bio’s pipeline integrates clinical precedent, in silico bioinformatics and ex vivo screening of candidate antigens with patient derived Teff cells. The result of this screening process is the selection of antigens to include in SNAP-TI with the aim of inducing antigen-specific immune tolerance tailored to the specific disease indication.

VTP-1000: Antigen-specific Immune Tolerance Candidate for Celiac Disease
Patients with celiac disease have an unwanted immune response against gluten proteins and can become severely ill following exposure to gluten found in various cereal grains, especially wheat.
VTP-1000 is designed to suppress the unwanted immune response to gluten by restoring a beneficial regulatory T cell to effector T cell ratio. It is based on SNAP-TI and comprises multiple gluten antigens (representing the key antigens linked to celiac disease) and an immunomodulator co-delivered in nanoparticles of precise size and composition that are optimized to target the appropriate immune cells that promote tolerance. The immunomodulator is a key component of VTP-1000 and is intended to drive regulatory T cell expansion and prevent pro-inflammatory responses.
Clinical Development
AVALON — Currently enrolling, ongoing Phase 1
The AVALON clinical trial is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of VTP-1000. The trial aims to enroll 42 participants with celiac disease and will be conducted in two parts: a randomized double-blind placebo-controlled single ascending dose (“SAD”) part, followed by a randomized double-blind placebo-controlled multiple ascending dose (“MAD”) part, incorporating a controlled gluten challenge to assess the impact of VTP-1000 administration on patients’ exposure to gluten. In the AVALON trial, Barinthus Bio is enrolling adults with celiac disease in the two-part trial, as described in the table below.
Future Development
As VTP-1000 is Barinthus Bio’s first product candidate directed towards the treatment of an inflammatory disease, Barinthus Bio believes demonstration of T regulatory cell induction and/or suppression of unwanted immune responses to gluten would pave the way for other therapeutic candidates based on SNAP-TI, including alternative autoimmune disease indications.
VTP-300: Barinthus Bio’s Legacy Hepatitis B Immunotherapy
In 2025, Barinthus Bio announced that its Phase 2 Hepatitis B immunotherapy, VTP-300, would only be advanced in the future, with support from a partner. VTP-300 is based on two viral vector platforms (ChAdOx and MVA), each encoding the same antigen sequence based on HBV genotype C antigen sequences, and is designed to stimulate the production of very high levels of Teff cells, such as CD8+ T cells that can recognize viral antigens or tumor antigens.
Patients with chronic hepatitis B infection live with the disease in the absence of symptoms for decades after initial infection. However, as the disease progresses and symptoms occur, it can cause serious health problems, including development of hepatocellular carcinoma or liver cirrhosis, especially if left untreated. There is an urgent need to develop an effective therapeutic strategy for chronic hepatitis B infection as less than 10% of patients achieve a functional cure with existing therapies. Experts agree that achieving functional cure in chronic Hepatitis B patients will likely require a combination of agents with complementary mechanisms of action. VTP-300 has been designed to be one of those components by stimulating a highly potent and polyfunctional disease-specific immune response, mostly led by disease-specific effector T-cells.
Clinical Development
VTP-300 has completed three clinical trials to date. Meaningful, durable reductions of HBsAg were seen in patients receiving VTP-300 monotherapy and those receiving VTP-300 followed by a single low dose of nivolumab together with MVA. VTP-300, based on HBV genotype C sequences, was observed to lead to a decline in HBsAg in both genotype B- and C-infected CHB patients. Additionally, T cell responses to HBV core protein induced by VTP-300 in healthy subjects were shown to cross-react with other prevalent genotypes (A to E). Together, these results highlighted that T cell responses induced by VTP-300, based on genotype C, were cross-reactive to other common HBV genotypes.
In May 2025, Barinthus Bio announced primary endpoint data from the Phase 2 HBV003 clinical trial (NCT05343481). The preliminary analysis showed that in CHB participants with hepatitis B surface antigen (“HBsAg”) levels of <200 IU/mL, meaningful reductions in HBsAg (>1 log decline) occurred soon after dosing on Day 29 in all treatment groups and were maintained to Day 169. In the two best treatment arms HBsAg declines of ≥1 log at Day 169 were observed in 33% (15/45) of participants with HBsAg ≤200 IU/mL at baseline, and 22% (10/45) of participants achieved HBsAg loss at any timepoint. 71% of participants (48 of 68) met the criteria for discontinuation of NUC therapy. Treatment with VTP-300 in combination with LDN was generally well-tolerated, with no related serious adverse events reported.
Future Development
Barinthus Bio believes that the clinical data to date suggest that VTP-300 contributes to HBsAg loss, and could become part of a regimen that can attain and maintain functional cure.
Barinthus Bio is actively seeking a partner to take advantage of VTP-300’s differentiated ability to achieve sustained HBsAg loss and functional cure in patients with low levels of HBsAg.
Barinthus Bio’s History and Team
Barinthus Bio was founded in May 2016 as a spin-out from a leading institution in the United Kingdom, the Jenner Institute at the University of Oxford, with the aim of developing and commercializing innovative immunotherapeutics and vaccines to treat and prevent infectious diseases and cancer. Barinthus Bio’s strategic trajectory has grown with the acquisition of Avidea Technologies, Inc. (“Avidea”) and the SNAP-TI platform in 2021, expanding its product candidate pipeline and strengthening its scientific leadership in immunotherapies and the autoimmune space.
Barinthus Bio has assembled a management team with extensive expertise in building and operating biopharmaceutical organizations that have discovered, developed and delivered innovative medicines to patients. Barinthus Bio’s management team has broad experience and successful track records in biopharmaceutical drug discovery, clinical development, regulatory affairs, manufacturing and commercialization, as well as in business, operations, and finance. Barinthus Bio’s management team’s experience was gained at leading institutions that include Altimmune, Celltech, GenVec and Roche.
Barinthus Bio’s board of directors has extensive expertise in the fields of science, business, and finance and works with Barinthus Bio’s management team on business and scientific development initiatives and strategies.
Barinthus Bio’s Collaboration and License Agreements
2017 License Agreement with OUI (Barinthus Biotherapeutics North America, Inc.)
In March 2017, Avidea entered into a license agreement (the “March 2017 OUI License Agreement”) with Oxford University Innovation (“OUI”) for the development and commercialization of products comprising thermo-responsive adjuvant scaffolds for use in all indications. All of Avidea’s rights, duties and obligations under this March 2017 OUI License Agreement were assumed by Barinthus Bio NA following the acquisition of Avidea by Barinthus Biotherapeutics plc on December 10, 2021.
Pursuant to the March 2017 OUI License Agreement, OUI granted Barinthus Bio a worldwide license under certain patent rights of OUI related to the use of thermo-responsive adjuvant scaffolds, among other rights (the “March 2017 Licensed Technology”), to develop, manufacture, use and commercialize licensed products. The license to patent rights are exclusive in all fields, and the license to know how is non-exclusive. The March 2017 Licensed Technology is sublicensable subject to obtaining OUI’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and inclusion in any sublicense agreement of restrictions on further sub-licensing, among other terms and conditions.
Pursuant to the March 2017 OUI License Agreement, all intellectual property rights resulting from improvements made by Barinthus Bio belong to Barinthus Bio. OUI retains the right for the University of Oxford, the U.S. National Institutes of Allergy and Infectious Diseases (“NIAID”), the Institute of Macromolecular Chemistry of the Czech Republic (“IMC”) and any person who works or has worked on the March 2017 Licensed Technology to use the March 2017 Licensed Technology and any licensee improvements for non-commercial use. Furthermore, the University of Oxford, NIAID or IMC may publish the March 2017 Licensed Technology and those improvements without Barinthus Bio’s consent provided that they have first given Barinthus Bio advance notice and delayed the publication if necessary for Barinthus Bio to obtain patent protection. In addition, OUI retains the right to grant academic and research licenses to any third parties under the March 2017 Licensed Technology to encourage basic research for education and limited clinical patient care but may not grant licenses for commercialization of the March 2017 Licensed Technology that is exclusively licensed to Barinthus Bio, nor for development or marketing or products or services that are produced or supplied using the March 2017 Licensed Technology.
Upon execution of the March 2017 OUI License Agreement, Barinthus Bio paid OUI a one-time upfront fee of £3,000. Barinthus Bio is obligated to pay OUI a low single-digit royalty on net sales of any product or process produced by or using the March 2017 Licensed Technology. If Barinthus Bio sublicenses the March 2017 Licensed Technology, Barinthus Bio will be required to pay OUI a mid-single-digit royalty on any non-royalty sublicensing income. As of March 14, 2025, OUI has not been paid any royalties under the 2017 OUI License Agreement. In the event that the royalties (excluding the royalty on sublicensing income) owed to OUI do not amount to a specified minimum ranging from the low to mid five figures based on the license year in each year following March 2020, the licensee must also pay OUI the difference between the royalty paid and the applicable minimum sum payable. In 2024, Barinthus Bio paid £55,000 to OUI, representing the difference between royalties paid and the minimum sum payable. In addition, Barinthus Bio is required to pay OUI milestone payments of up to an aggregate of £2.43 million upon the achievement of specified development, regulatory and commercial milestones.
Unless earlier terminated, the 2017 OUI License Agreement will continue for as long as anything within the definition of the licensed patent remains in effect or 20 years from the date of the agreement. The patent licensed under the March 2017 OUI License Agreement, if granted, is expected to expire in October 2035, without giving effect to any potential patent term extensions or patent term adjustments. Either party may terminate for the uncured breach of the other party. Barinthus Bio may terminate the agreement at any time upon six months’ prior written notice. OUI may terminate the agreement upon Barinthus Bio filing for bankruptcy or in the event of liquidation or receivership proceedings, or upon 30 days’ prior written notice upon the occurrence of certain other events. Upon termination of the March 2017 OUI License Agreement, Barinthus Bio is required to, among other things, grant to OUI an irrevocable, transferable, non-exclusive license to develop, make and use any improvements to the March 2017 Licensed Technology which Barinthus Bio made prior to the second anniversary of the date of the agreement.
2017 Cooperative Research and Development Agreement with NIH (Barinthus Biotherapeutics NA)
In February 2017, Avidea entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. National Institutes of Health (“NIH”) to carry out collaborative research for the evaluation of Avidea’s synthetic, polymer-based vaccine technology, “Immunotherapeutic Nanoscaffolds” (IMNs) for infectious disease prevention and cancer treatment in animal models. Under this CRADA Avidea committed to providing scientific staff together with materials for use in experiments to evaluate their performance in various animal models of infectious disease and cancer. Under this CRADA NIH committed to evaluating Avidea materials in animal models and to perform comprehensive immune analysis. No funding was exchanged under this CRADA.
In October 2019, the CRADA was amended (“1st CRADA Amendment”) to expand the scope of the collaborative research to evaluate the therapeutic potential of Avidea’s polymer-based vaccine technology, “Immunotherapeutic Nanoscaffolds” (IMNs), including Star polymers and self-assembling nanoparticles based on amphiphilic polymers (SNAP), in preclinical animal models for cancer, infectious and inflammatory diseases. Under this 1st CRADA Amendment Avidea committed to increase its scientific staffing contribution and to provide funding of $22,500 by October 15, 2019 and a further $62,500 by October 15, 2020.
In October 2020, the CRADA was further amended (“2nd CRADA Amendment”) to defer payment of Avidea’s October 2020 funding contribution of the 1st CRADA Amendment to April 15, 2021.
In May 2021, the CRADA was further amended (“3rd CRADA Amendment”) to extend the term of the CRADA by 2 additional years and to defer payment of Avidea’s April 2021 funding contribution of the 2nd CRADA Amendment to October 31, 2021.
In November 2021, the CRADA was further amended (“4th CRADA Amendment”) to expand the scope of the collaborative research to evaluate the therapeutic potential of Avidea’s polymer-based vaccine technology, “Immunotherapeutic Nanoscaffolds” (IMNs), including Star polymers and self-assembling nanoparticles based on amphiphilic polymers (SNAP), in preclinical animal models for cancer, infectious and inflammatory diseases (e.g., induction of suppression and/or tolerance for treating or preventing allergies, autoimmunity, and transplant rejection).
In October 2022, the CRADA was further amended (“5th CRADA Amendment”) to acknowledge that all of Avidea’s rights, duties and obligations under the CRADA were assumed by Barinthus Bio NA following the acquisition of Avidea by Barinthus Biotherapeutics plc on December 10, 2021.
Under the CRADA, as amended, Barinthus Bio owns inventions made solely by its staff, and Barinthus Bio has an option to enter an exclusive or nonexclusive license to any inventions made solely by NIH staff or made jointly by its staff and NIH under the CRADA (the “CRADA Licensed Technology”). NIH retains rights on behalf of the U.S. Government in the CRADA Licensed Technology as required by statute and NIH policy. The CRADA gave Barinthus Bio the option to exclusively license any further inventions made under the CRADA. The CRADA expired on February 23, 2025.
2019 License Agreement with NIH (Barinthus Bio NA)
In September 2019, Avidea entered into a license agreement with the NIH for the commercial development of products and processes for the prevention and/or treatment of cancer and infectious diseases within the scope of Licensed Patent rights that had been developed under a CRADA entered into by NIH and Avidea in February 2017 and amended in March 2019, December 2020, May 2021,

November 2021 and October 2022. Barinthus Bio is co-owners of all the Licensed Patents under this agreement, and Barinthus Bio has an option to exclusively license NIH rights in all inventions made under this CRADA.
All of Avidea’s rights, duties and obligations under the 2019 License Agreement with NIH were assumed by Barinthus Bio NA following the acquisition of Avidea by Barinthus Biotherapeutics plc on December 10, 2021. The 2019 License Agreement with NIH was amended in September 2022 to note Barinthus Bio NA’s rights, duties and obligations and also to include newly filed patents developed under the 2017 CRADA as amended.
Pursuant to the 2019 License Agreement with NIH, NIH granted Barinthus Bio a worldwide exclusive license under certain patent rights co-owned by Barinthus Bio and NIH related to the use of the SNAP-TI and SNAP-CI platforms, among other rights (the “2019 Licensed Technology”), to develop, manufacture, use and commercialize licensed products. The license to patent rights are exclusive in all fields. The 2019 Licensed Technology is sublicensable subject to obtaining NIH’s prior written consent (such consent not to be unreasonably withheld) and inclusion of other customary provisions. NIH retains rights on behalf of the U.S. Government in the 2019 Licensed Technology as required by statute and NIH policy.
Upon execution of the 2019 License Agreement with NIH, Barinthus Bio paid NIH a one-time upfront fee of $20,000. Barinthus Bio is obligated to pay NIH a low single-digit royalty on net sales of any product or process produced by or using the 2019 Licensed Technology. If Barinthus Bio sublicenses the 2019 Licensed Technology, Barinthus Bio will be required to pay NIH a low-single-digit royalty on any non-royalty sublicensing income. As of March 23, 2023, NIH has not been paid any royalties under the 2019 License Agreement with NIH. In the event that the royalties (excluding the royalty on sublicensing income) owed to NIH do not amount to a specified minimum ranging from the low to mid five figures based on the license year in each year following September 2019, the licensee must also pay NIH the difference between the royalty paid and the applicable minimum royalty payment. In 2024, Barinthus Bio paid $20,000 to NIH, representing the difference between royalties paid and the minimum sum payable. In addition, Barinthus Bio is required to pay NIH milestone payments of up to an aggregate of $3.24 million upon the achievement of specified development, regulatory and commercial milestones for each Licensed Product.
Unless earlier terminated, the 2019 License Agreement with NIH will continue until expiry of the last to expire Licensed Patent. 5 patent families licensed under the 2019 License Agreement with NIH that cover the SNAP-TI and SNAP-CI platforms, if granted, are expected to expire in April 2038, in May 2039, in October 2039, in February 2042 and in June 2042, without giving effect to any potential patent term extensions or patent term adjustments. Two patent families licensed under the 2019 License Agreement with NIH that cover star polymer platforms, if granted, are expected to expire in April 2040 and in October 2041, without giving effect to any potential patent term extensions or patent term adjustments. Either party may terminate for the uncured breach of the other party. Barinthus Bio may terminate the agreement at any time upon 60 days’ prior written notice. NIH may terminate the agreement upon the occurrence of certain events.
Intellectual Property
Barinthus Bio’s success depends, in part, on its ability to obtain and maintain intellectual property protection for its product candidates, technology and know-how, to defend and enforce its intellectual property rights, in particular, its patent rights, to preserve the confidentiality of its know-how and trade secrets, and to operate without infringing the proprietary rights of others. Barinthus Bio seeks to protect its product candidates and technologies by, among other methods, filing U.S. and foreign patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Barinthus Bio also relies on trade secrets, know-how, continuing technological innovation and in-licensing of third-party intellectual property to develop and maintain its proprietary position. Barinthus Bio, or Barinthus Bio’s licensors, file patent applications directed to Barinthus Bio’s key product candidates in an effort to establish intellectual property positions to protect Barinthus Bio’s product candidates as well as uses of Barinthus Bio’s product candidates for the prevention and/or treatment of diseases.
As of January 18, 2026, Barinthus Bio controls a patent portfolio comprising in-licensed and co-owned patent families relating to its key SNAP-TI, SNAP-CI and star polymer technology platforms and product candidates, including one issued U.S. patent, 12 pending U.S. patent applications, seven issued foreign patents, and 60 pending foreign patent applications.
Universal Vector Technology Platforms
Synthetic SNAP platform (SNAP-TITM and SNAP-CITM)
Barinthus Bio’s proprietary synthetic SNAP platform is covered by a patent portfolio that includes eight patent families that Barinthus Bio co-owns and one patent family that Barinthus Bio in-licenses from OUI. As of January 18, 2026, Barinthus Bio in-licenses a patent family from OUI that includes one pending U.S. patent application and one pending European patent application that are expected to expire in 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one issued U.S. patent, five issued foreign patents, one pending U.S. patent application, one pending European patent application and a further 11 pending foreign patent applications that are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusively licensed rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one issued foreign patent, one pending U.S. patent application, one pending European patent application and a further five pending foreign patent applications that are expected to expire in 2039, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusively licensed rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one pending U.S. patent application and a further two pending foreign patent applications that are expected to expire in 2039, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusive rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one pending U.S. patent application, one pending European patent application and a further ten pending foreign patent applications that are expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusive rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one pending U.S. patent application, one pending European patent application and a further four pending foreign patent applications that are expected to expire in 2042, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusive rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one pending U.S. patent application, one pending European patent application and a further two pending foreign patent applications that are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has licensed exclusive rights in this patent family, which resulted from work carried out under a RCA with the IMC. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes two pending U.S. patent applications, one pending European patent application and a further eight pending foreign patent applications that are expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusive rights in this patent family, which resulted from work carried out under a CRADA with the NIH. As of January 18, 2026, Barinthus Bio co-owns a patent family that includes one pending U.S. patent application, one pending European patent application and a further two pending foreign patent applications that are expected to expire in 2043, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Barinthus Bio has exclusive rights in this patent family, which resulted from work carried out under a CRADA with the NIH.

Product Candidates
VTP-1000 includes SNAP-TI platform technology to provide tolerizing immunotherapy for celiac disease. Barinthus Bio co-owns a patent family with claims directed to compositions and methods for treating celiac disease. As of January 18, 2026, the patent family includes two pending U.S. patent applications and one pending European patent application and a further eight pending foreign patent applications. If a patent were to issue from either of these pending applications or from a patent application claiming the benefit of either of these applications, such a patent would be expected to expire in 2043, without giving effect to any potential patent term extensions or patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. In addition, Barinthus Bio relies on patent protection afforded by the patent families directed to the SNAP technology platforms, which are expected to expire between 2030 and 2042, as discussed above.
Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and certain foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.
The actual protection afforded by a patent may vary on a product by product basis, from country to country and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent. Barinthus Bio’s patents and patent applications may be subject to procedural or legal challenges by others. Barinthus Bio may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct Barinthus Bio’s business, and Barinthus Bio may be subject to claims that Barinthus Bio infringes or otherwise violates the intellectual property rights of others, which could materially harm Barinthus Bio’s business. For more information about the risks associated with Barinthus Bio’s efforts to obtain adequate intellectual property protection for Barinthus Bio’s product candidates, and the enforcement of such intellectual property rights, as well as the risks associated with third party intellectual property rights, see the section titled “Risk Factors — Risks Relating to Barinthus Bio — Risks Related to Barinthus Bio’s Intellectual Property.” See “Risk Factors — Risks Relating to Barinthus Bio — Risks Related to Intellectual Property — The intellectual property landscape around immunotherapeutics and viral-vector based vaccines is crowded and dynamic, and third parties may initiate legal proceedings alleging that Barinthus Bio is infringing, misappropriating or otherwise violating their intellectual property rights and such claims may be costly and time-consuming and may prevent or delay Barinthus Bio’s product discovery and development efforts.”
Government Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”) and biological products under the FD&C Act and the Public Health Service Act (the “PHS Act”), and other federal, state, and local statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the research, development, testing, manufacturing, quality control, approval, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, marketing, promotion, export and import, advertising, post-approval monitoring, and post-approval reporting involving drugs and biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, and international guidelines require the expenditure of substantial time and financial resources and Barinthus Bio may not be able to obtain the required regulatory approvals.
Further, even if Barinthus Bio obtains the required regulatory approvals for its products, pharmaceutical companies are subject to myriad federal, state, and foreign healthcare laws, rules, and regulations governing all aspects of Barinthus Bio’s operations, including, but not limited to, Barinthus Bio’s relationships with healthcare professionals, healthcare institutions, distributors of Barinthus Bio’s products, and sales and marketing personnel; governmental and other third-party payor coverage and reimbursement of Barinthus

Bio’s products; and data privacy and security. Such laws, rules, and regulations are complex, continuously evolving, and, in many cases, have not been subject to extensive interpretation by applicable regulatory agencies or the courts. Barinthus Bio is required to invest significant time and financial resources in policies, procedures, processes, and systems to ensure compliance with these laws, rules, and regulations, and Barinthus Bio’s failure to do so may result in the imposition of substantial monetary or other penalties by federal or state regulatory agencies, give rise to reputational harm, or otherwise have a material adverse effect on Barinthus Bio’s results of operations and financial condition.
U.S. Drug and Biological Products Development Process
In the United States, the FDA is responsible for enforcing the laws in place to protect public health by ensuring the safety, efficacy, and security of drugs and biological products. The process required by the FDA before a product may be marketed in the United States generally involves the following:

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completion of extensive preclinical laboratory tests and animal studies performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practices (GLPs), regulations and standards;

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submission to the FDA of an IND, which must become effective before clinical trials may begin;

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approval by an independent institutional review board (“IRB”) or ethics committee representing each clinical site before the trial is commenced;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, Good Clinical Practices (“GCPs”), and other clinical trial-related regulations to establish the safety, purity and potency of the proposed product candidate for its intended purpose;

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preparation of and submission to the FDA of an NDA or BLA, which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labeling;

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payment of user fees for FDA review of the NDA or BLA (unless a fee waiver applies);

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a determination by the FDA within 60 days of its receipt of a NDA or BLA to file the application for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current Good Manufacturing Practice requirements (“cGMPs”) and to assure that the facilities, methods and controls are adequate to preserve the investigational product’s identity, strength, quality and purity, and of selected clinical trial sites that generated the data in support of the application to assess compliance with the FDA’s GCPs;

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satisfactory completion of an FDA Advisory Committee review, if applicable; and

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FDA review and approval, or licensure, of an NDA or BLA to permit commercial marketing of the product for particular indications for use in the United States.

Before testing any investigational product candidate in humans, the product candidate enters the preclinical development stage. The preclinical development stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The conduct of the preclinical studies must comply with federal regulations, including GLPs. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, as well as other information, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns, non-compliance, or other issues affecting the integrity of the trial. Accordingly,

Barinthus Bio cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that could cause the trial to be suspended or terminated.
Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under the control of, the trial sponsor. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection (inclusion and exclusion criteria) and the parameters and criteria to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND.
An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the trial at least annually. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data (if blinded) or to data available also to the sponsor (unblinded) from the trial and may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.
Certain information about certain clinical trials must also be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1.   The investigational product is initially introduced into healthy human volunteers or patients with the target disease or condition. Phase 1 clinical trials are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, including any side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2.   The investigational product is evaluated in a limited patient population to identify possible adverse side effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3.   The investigational product is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit:risk ratio of the investigational product and to provide an adequate basis for physician labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

In some cases, the FDA may require, or companies may voluntarily pursue, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical trial activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within seven days of the sponsor’s initial receipt of the information of any unexpected fatal or life-threatening suspected adverse reaction. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor, acting on its own or based on a recommendation from the sponsor’s data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.
Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing high quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency, stability, and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Review and Approval Processes
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. This application must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information.
Within 60 days following submission of the application, the FDA reviews an NDA or BLA submitted to determine if it is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any application that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the application must be resubmitted with the required additional information. The resubmitted application also is subject to review to determine if it is substantially complete before the FDA accepts it for filing. In most cases, the submission of an NDA or BLA is subject to a substantial application user fee, although the fee may be waived under certain circumstances. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (“PDUFA”) for original applications, the FDA targets ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. The FDA does not always meet its PDUFA goal dates, and the review process can be significantly extended by FDA requests for additional information or clarification.
Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews the NDA or BLA to determine, among other things, whether the proposed product is safe and effective for its intended use, conducting a benefit-risk assessment based on the information provided as to whether the benefits (with their uncertainties) of the investigational product outweigh the risks (with their uncertainties and approaches to managing risks) under the conditions of use described in the proposed product labeling, and whether the product is being manufactured in accordance with cGMP to ensure its continued safety, purity and potency. The FDA may refer applications for novel investigational products or products that present difficult or novel questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians, patient representatives, and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy (“REMS”) is necessary to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the application must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required.
Before approving an NDA or BLA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. To assure cGMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with the protocol and following GCP.
Under the Pediatric Research Equity Act (“PREA”) an NDA, BLA or supplement to either for a novel product (e.g., new active ingredient, new indication, etc.) must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.
After the FDA evaluates an NDA or BLA and conducts inspections of manufacturing facilities where the drug substance and/or drug product for commercial supply will be produced, the FDA may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A Complete Response Letter will describe all of the deficiencies that the FDA has identified in the application, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the application in condition for approval, including requests for additional information or clarification. The FDA may delay or refuse approval of an NDA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, precautions or interactions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a REMS, or otherwise limit the scope of any approval. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing trials. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.
Orphan Drug Designation
Under section 526 of the FD&C Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is defined as a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biological product for such disease or condition will be recovered from sales of the product in the United States of such drug. Orphan product designation must be requested before submitting a marketing application for the orphan indication. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for qualified clinical testing expenses and a waiver of the NDA or BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if the approved indication for a use is broader than the indication for which it received orphan designation. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Orphan drug designation may also entitle a party to additional financial incentives such as opportunities for grant funding towards clinical trial costs.
Expedited Development and Review Programs
The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, that are intended to expedite or simplify the process for the development and FDA review of drugs and biologics that are intended for the treatment of serious or life-threatening diseases or conditions or fulfill an unmet medical need. To be eligible for fast track designation, new drugs and biological product candidates must be intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for that disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a fast track product at any time during the clinical development of the product. One benefit of fast track designation, for example, is that the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted if certain conditions are satisfied, including an agreement with the FDA on the proposed schedule for submission of portions of the application and the payment of applicable user fees before the FDA may initiate a review. However, the review of the marketing application (NDA or BLA) does not formally start until the full application has been received by the FDA.
Under the FDA’s breakthrough therapy program, a sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the product candidate is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, defined as those that measure an effect on irreversible morbidity or mortality or on symptoms that represent serious consequences of the disease. Breakthrough therapy designation comes with all of the benefits of fast track designation. The FDA may take other actions appropriate to expedite the development and review of the product candidate, including holding meetings with the sponsor and providing timely advice to, and interactive communication with, the sponsor regarding the development program.
A product candidate is eligible for priority review if when approved, it would provide a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention of a serious disease or condition. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.
Additionally, drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on an intermediate clinical endpoint other than survival or irreversible morbidity or mortality, that is reasonably likely to predict irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the clinical benefit in relationship to the surrogate endpoint or ultimate outcome in relationship to the clinical benefit. Under the Food and Drug Omnibus Reform Act of 2022 (“FDORA”) the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA currently requires sponsors, unless otherwise informed by the agency, to request pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. The FDA may withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product.
Post-approval Requirements
Rigorous and extensive FDA regulation of drugs and biological products continues after approval, particularly with respect to cGMP requirements, as well as requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. Barinthus Bio currently relies, and may continue to rely, on third parties for the production of clinical and commercial quantities of any products that Barinthus Bio may commercialize. Manufacturers of Barinthus Bio’s products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to drugs and biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.
Manufacturers also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.
Failure to comply with the applicable United States requirements at any time during the product development process, approval process, or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, product detentions or refusal to permit the import or export of the product, restrictions on the marketing or manufacturing of the product, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with physicians or other stakeholders, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Barinthus Bio.
Drug and biological product manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws, including applicable tracking and tracing requirements. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.
From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.
Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of the use of Barinthus Bio’s product candidates, some of Barinthus Bio’s United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a marketing application (NDA/BLA) plus the time between the submission date of an NDA or BLA and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. In addition, a patent can only be extended once and only for a single product. The United States Patent and Trademark Office (the “USPTO”) in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Barinthus Bio may intend to apply for restoration of patent term for one of Barinthus Bio’s patents, if and as applicable, to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.
Certain of Barinthus Bio’s product candidates are regulated as biologics. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. This amendment to the PHS Act attempts to minimize duplicative testing. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.
The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12 year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of litigation. As a result, the ultimate implementation and impact of the BPCIA is subject to significant uncertainty.
A new drug or biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity for all formulations, dosage forms, and indications of the most active moiety and, for drugs, patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection, and, for drugs, patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect Barinthus Bio’s business. These and other laws govern Barinthus Bio’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Barinthus Bio’s operations. If Barinthus Bio’s operations result in contamination of the environment or expose individuals to hazardous substances, Barinthus Bio could be liable for damages and governmental fines. Barinthus Bio believes that Barinthus Bio is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on Barinthus Bio’s business. Barinthus Bio cannot predict, however, how changes in these laws may affect Barinthus Bio’s future operations.
Government Regulation Outside of the United States
In addition to regulations in the United States, Barinthus Bio is subject to a variety of regulations in other jurisdictions governing, among other things, research and development, clinical trials, testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products as well as authorization and approval of Barinthus Bio’s products. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.
Whether or not Barinthus Bio obtains FDA approval for a product, Barinthus Bio must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials.
In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014, which replaced the current Clinical Trials Directive 2001/20/EC on January 31, 2022. The Regulation, which is directly applicable in all EU Member States (meaning that no national implementing legislation in each EU Member State is required), aims at simplifying and streamlining the approval of clinical trials in the EU. The main characteristics of the Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have also been established for the assessment of clinical trial applications.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If Barinthus Bio fails to comply with applicable foreign regulatory requirements, Barinthus Bio may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
European Union Drug Review and Approval
In the European Union, medicinal products, including biological medicinal products, are subject to extensive pre- and post-market regulation by regulatory authorities at both the European Union and national levels.
To obtain regulatory approval of a new medicinal product under the European Union regulatory system, Barinthus Bio must submit a marketing authorization application (“MAA”) either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the European Union: the decentralized procedure, national procedure, or mutual recognition procedure. A marketing authorization may be granted only to an applicant established in the European Economic Area (comprising the EU Member States plus Norway, Iceland and Liechtenstein) (“EEA”).
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the entire territory of the EU and the additional Member States of the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicinal products (gene-therapy, somatic-cell therapy and tissue-engineered medicines) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of viral diseases, autoimmune and other immune dysfunctions and cancer. For those products for which the use of the centralized procedure is not mandatory, applicants may elect to use the centralized procedure where the product contains a new active substance not yet authorized in the European Union, and where the applicant can show that the product constitutes a significant therapeutic, scientific or technical innovation or for which a centralized process is in the interest of public health at a European Union level.
Under the centralized procedure, the Committee for Medicinal Products for Human Use (the “CHMP”), established at the EMA is responsible for conducting an initial assessment of whether a product meets the required quality, safety and efficacy requirements, and whether a product has a positive benefit-risk profile. The maximum timeframe for the evaluation of an MAA is 210 days from receipt of a valid MAA, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the timeframe of 210 days for assessment will be reduced to 150 days (excluding clock stops), but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
For products not falling within the mandatory scope of the centralized procedure, national marketing authorizations may be obtained, which are issued by the competent authorities of the European Union Member States and only cover their respective territory. Where a product has already been authorized for marketing in an European Union Member State, this national marketing authorization can be recognized in another European Union Member State through the mutual recognition procedure. If the product has not received a national marketing authorization in any European Union Member State at the time of application, it can be approved simultaneously in various European Union Member States through the decentralized procedure. As with the centralized procedure, the competent authorities of the European Union Member States assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy before granting the marketing authorization.
The marketing application (BLA/NDA) submitted in the United States is similar to that required in the European Union, with certain exceptions. Directive 2001/83/EC and the laws in the European Union Member States transposing this Directive into national law set out the requirements for an MAA. An MAA for a biological medicinal product must contain certain additional requirements to compared applications for other medicinal products, such as a description of the origin and history of the starting materials used for the product.
Data and Marketing Exclusivity
Upon receiving marketing authorization in the European Union, innovative medicinal products (reference products), approved on the basis of a complete and independent package of data, generally receive eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents generic or biosimilar applicants from referencing the innovator’s preclinical/nonclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union for a period of eight years from the date on which the reference product was first authorized in the European Union. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed in the European Union until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with currently approved therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained a marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, nonclinical tests and clinical trials.
Orphan Designation and Exclusivity
Products with an orphan designation in the European Union can receive ten years of market exclusivity, during which time “no similar medicinal product” for the same indication may be placed on the market. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. An orphan medicinal product can also obtain an additional two years of market exclusivity where an agreed pediatric investigation plan for pediatric trials has been complied with. No extension to any supplementary protection certificate (“SPC”) can be granted on the basis of pediatric trials for orphan indications. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity.
The criteria for designating an “orphan medicinal product” in the European Union are similar in principle to those in the United States. In the European Union under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as an orphan medicinal product if it meets the following criteria: (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) the prevalence of such condition must not be more than five in 10,000 persons in the European Union when the application is made, or (b) without the benefits derived from orphan status, it must be unlikely that the marketing of the medicine would generate sufficient return in the European Union to justify the investment needed for its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition, or if such a method exists, the product would be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers made available by the European Union and its Member States to support research into, and the development and availability of, orphan medicinal products. The application for orphan designation must be submitted before the MAA. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the MAA is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
A marketing authorization may be granted to a similar medicinal product to an authorized orphan product during the period of market exclusivity only in very select cases, specifically:

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if it is established that a similar medicinal product is safer, more effective or otherwise clinically superior to the authorized orphan product;

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with consent from the marketing authorization holder for the authorized orphan product; or

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the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product.

Pediatric Development
In the European Union, companies developing a new medicinal product must agree upon a pediatric investigation plan (“PIP”), with the EMA’s Pediatric Committee (“PDCO”) and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (e.g., because the relevant disease or condition occurs only in adults). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Products that are granted a marketing authorization with the results of pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a SPC, provided an application for such extension is made at the same time as filing the SPC application for the product or at any point up to 2 years before the SPC expires, even where the trial results are negative. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.
PRIME Designation
In March 2016, the EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIME scheme is intended to encourage product development in areas of unmet medical need (where there is no satisfactory method of diagnosis, prevention or treatment in the European Union or, if there is, the new medicine will bring a major therapeutic advantage) and provides accelerated assessment of products representing substantial innovation. The PRIME scheme is open to medicines under development and for which the applicant intends to apply for an initial MAA through under the centralized procedure. Applicants will typically be at the exploratory clinical trial phase of development, and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional cases, products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies, if compelling non-clinical data in a relevant model provide early evidence of promising activity, and first in human trials indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the CHMP or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn. VTP-500, under development for the prevention of MERS caused by the MERS coronavirus, was accepted onto the PRIME scheme by the EMA in December 2023.
Post-Approval Controls
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include the following:

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The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

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All new MAAs must include a risk management plan (“RMP”) describing the risk management system that the company will put in place to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post- authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety trials. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.

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All advertising and promotional activities for the product must be consistent with the approved SmPC and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each European Union Member State and can differ from one country to another.

All of the aforementioned EU rules are generally applicable in the EEA.
Brexit and the Regulatory Framework in the United Kingdom
The U.K. formally left the EU on January 31, 2020. As a result of the Northern Ireland protocol, following Brexit, the EMA remained responsible for approving novel medicines for supply in Northern Ireland under the EU centralized procedure, and a separate authorization was required to supply the same medicine in Great Britain (England, Wales and Scotland). On February 27, 2023, the U.K. government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the “Windsor Framework”. The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, and the medicines aspects of the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including with respect to the regulation of medicinal products in the U.K. In particular, the MHRA is now responsible for approving all medicinal products destined for the U.K. market (i.e., Great Britain and Northern Ireland), and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single U.K.-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the U.K., enabling products to be sold in a single pack and under a single authorization throughout the U.K. In addition, the new arrangements require all medicines placed on the U.K. market to be labelled “U.K. only”, indicating they are not for sale in the EU. However, although a separate authorization is now required to market medicinal products in the U.K., under an international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a U.K. marketing authorization. There is now no pre-marketing authorization orphan designation in the U.K. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MAA. The criteria are essentially the same, but have been tailored for the U.K. market, i.e., the prevalence of the condition in U.K. (rather than the EU) must not be more than five in 10,000. Should an orphan designation be granted, the period of market exclusivity will be set from the date of first approval of the product in the U.K.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical or biological product for which Barinthus Bio may seek regulatory approval. Sales of any product, if approved, depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurers, and managed healthcare organizations. Decisions regarding whether to cover any of Barinthus Bio’s product candidates, if approved, the extent of coverage, and amount of reimbursement to be provided are made on a plan-by-plan basis. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor.
Moreover, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover any product candidates Barinthus Bio may develop could reduce physician utilization of such product candidates once approved and have a material adverse effect on Barinthus Bio’s sales, results of operations, and financial condition. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. As a result, the coverage determination process is often a time- consuming and costly process that will require Barinthus Bio to provide scientific and clinical support for the use of Barinthus Bio’s product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization of the product.
In addition, the United States government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services; examining the medical necessity of pharmaceutical or biological products; reviewing the cost-effectiveness of such products; and questioning the safety and efficacy of such products. Adoption of new price controls and cost-containment measures, or adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability of manufacturers to sell products profitably.

Decreases in third-party reimbursement for any product or a decision by a third party not to cover a product could reduce physician usage and patient demand for such product.
In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products.
Other Healthcare Laws and Compliance Requirements
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the United States federal Anti-Kickback Statute (“AKS”); the civil False Claims Act (“FCA”); the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and similar foreign, federal, and state fraud and abuse, transparency, and privacy laws.
The AKS prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering, or paying remuneration to induce, or in return for, either the referral of an individual, or the purchase, lease, ordering, or arranging for or recommending the purchase, lease, or ordering, of any item or service for which payment may be made under any federal healthcare program. The term remuneration has been interpreted broadly to include anything of value, whether given directly or indirectly, in cash or in kind. The AKS has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, third-party payors, patients, and others on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but they are drawn narrowly, and practices that involve remuneration, such as consulting agreements, that may be alleged to be intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of an applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Barinthus Bio’s practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, a claim submitted to a federal healthcare program that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim that may result in civil liability under the FCA.
Civil and criminal false claims laws, and civil monetary penalty laws, including the FCA, which can be enforced through civil whistleblower or qui tam actions, prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent. For example, the FCA prohibits any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the United States government. Several pharmaceutical companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product, or for subsidizing copays for patients, including indirectly through charitable patient assistance programs, as an inducement for patients to utilize their products.
HIPAA created additional federal civil and criminal liability for, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. Similar to the AKS, a person or entity can be found guilty of violating HIPAA’s fraud and abuse provisions without actual knowledge of the statute or specific intent to violate it.
In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, impose certain requirements on HIPAA covered entities, which include certain healthcare providers, healthcare clearinghouses, and health plans, and individuals and entities that provide services on their behalf that involve individually identifiable health information, known as business associates, relating to the privacy, security, and transmission of individually identifiable health information. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of protected health information and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and Barinthus Bio’s contractual obligations can require complex factual and statistical analyses, and may be complicated by the fact that the applicable rules are subject to changing interpretation. HIPAA mandates the reporting of certain breaches of health information to the United States Department of Health and Human Services (“HHS”) affected individuals, and if the breach is large enough, the media. In addition to reputational harm, entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices, or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing civil actions.
The U.S. federal Physician Payments Sunshine Act (“Sunshine Act”) requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to the CMSs, information related to payments or other transfers of value made to physicians (currently defined to include doctors of medicine or osteopathy, dentists, optometrists, podiatrists, and chiropractors), other licensed non-physician health care practitioners, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Additionally, Barinthus Bio may be subject to federal government price reporting laws, which require Barinthus Bio to calculate and report complex pricing metrics in an accurate and timely manner to government programs and federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.
Barinthus Bio is also subject to additional similar U.S. state and foreign equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor; state laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws which require pharmaceutical companies to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws which require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If Barinthus Bio’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, Barinthus Bio or Barinthus Bio’s officers, directors, employees, contractors, or agents may be subject to penalties, including, without limitation, significant civil, criminal, and administrative penalties; damages; fines; exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions; entry into a corporate integrity agreement or similar reporting obligations to resolve allegations of non-compliance; disgorgement; imprisonment; contractual damages; reputational harm; diminished profits; and the curtailment or restructuring of Barinthus Bio’s operations.
Data Privacy and Cybersecurity Laws
Barinthus Bio may also be subject to data privacy and cybersecurity laws in the U.S. and various jurisdictions around the world in which Barinthus Bio operates or processes personally identifiable information (“personal information” or “personal data”). In addition to HIPAA U.S. federal enforcement agencies, such as the Federal Trade Commission (the “FTC”) require businesses to take appropriate steps to keep consumers’ personal information secure, subject to Section 5(a) of the Federal Trade Commission Act (the “FTCA”) 15 U.S.C. § 45(a). In addition, numerous U.S. states have enacted laws that govern the privacy and security of health information and other personal information, some of which may be more stringent than HIPAA and which differ from each other in significant ways thus complicating compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”) establishes certain requirements for data use, sharing and transparency, and provides California residents the ability to limit the sharing of their personal information. Similarly comprehensive laws have passed in a number of states. Certain states have passed or proposed more targeted privacy laws that focus on the privacy of health and medical information, such as Washington state’s My Health My Data Act, which has a private right of action that may increase potential damages for noncompliance. Such laws are continuously evolving and are likely to add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation as well as reputational harm.
Outside of the United States, Barinthus Bio also faces stringent privacy and data protection requirements. For example, in Europe, the collection, use, storage, disclosure, transfer, or other processing of personal data, including personal health data in the EEA and the U.K. is subject to the EU General Data Protection Regulation (“EU GDPR”) (with regards to the EEA) and the U.K. General Data Protection Regulation (“U.K. GDPR”) (with regards to the U.K.), as well as applicable data protection laws in effect in the Member States of the EEA and in the U.K. (including the U.K. Data Protection Act 2018). In this proxy statement/prospectus, “GDPR” refers to both the EU GDPR and the U.K. GDPR, unless specified otherwise. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing special categories of personal data (such as health) to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, conducting data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million (£17.5 million for the U.K. GDPR) or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase Barinthus Bio’s cost of doing business or require Barinthus Bio to change Barinthus Bio’s business practices, and despite those efforts, there is a risk that Barinthus Bio may be subject to fines and penalties, litigation, and reputational harm in connection with Barinthus Bio’s European activities. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the EU.
In addition, various jurisdictions around the world continue to propose new laws that regulate the privacy and/or security of certain types of personal data. Complying with these laws, if enacted, would require significant resources and leave Barinthus Bio vulnerable to possible fines, penalties, litigation, and reputational harm if Barinthus Bio is unable to comply.

Healthcare Reform and Legislative Changes
The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biological products, especially under government-funded healthcare programs, and increased governmental control of drug pricing.
The ACA, which was enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs and expanding enrollment in commercial health plans through new Health Insurance Marketplaces operated by the federal and state governments; a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and Barinthus Bio expects there will be additional challenges and amendments to the ACA in the future. For example, Congress has considered legislation that would repeal, or repeal and replace, all or part of the ACA. While Congress has not passed comprehensive repeal legislation, it has enacted laws that modify certain provisions of the ACA such as removing penalties, which started on January 1, 2019, for not complying with the ACA’s individual mandate to carry health insurance, delaying the implementation of certain ACA-mandated fees, and increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.
On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. In addition, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact Barinthus Bio’s business.
In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted.
For example:

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The U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, absent further legislative action.

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The U.S. American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers.

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The Inflation Reduction Act of 2022, or IRA, includes several provisions that will impact Barinthus Bio’s business to varying degrees, including provisions that require Medicare Part D plans to cover with $0 in cost sharing the cost of adult vaccines recommended by the U.S. Advisory Committee on Immunization Practices, or ACIP. The IRA also includes provisions that reduce the out-of-pocket cap for Medicare Part D beneficiaries to $2,000 starting in 2025; impose new manufacturer financial liability on certain drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one rare disease designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it will not qualify for the orphan drug exemption. The effects of the IRA on Barinthus Bio’s business and the healthcare industry in general are not yet known.
In addition, there have been several judicial challenges to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities. These include challenges to the government’s reimbursement formula on specified covered outpatient drugs and disputes over potential product diversion through the use of “contract pharmacies,” among other issues. It is unclear how these challenges could affect covered hospitals who might purchase Barinthus Bio’s future products and affect the rates Barinthus Bio may charge such facilities for Barinthus Bio’s approved products in the future, if any.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs.
Although a number of these and other proposed measures may require additional authorization to become effective, Congress and President Trump have indicated that they will continue to seek new measures to control drug costs including through the increased use of executive orders by the Trump administration. Additional state and federal healthcare reform measures may be adopted in the future. At the state level, legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Employees and Human Capital Resources
As of December 31, 2025, Barinthus Bio had 14 full-time and part-time employees, of which 4 were located in the United Kingdom and 10 located in the United States. As of December 31, 2025, 57% of Barinthus Bio’s workforce and 21% of Barinthus Bio’s leadership (at Director level and above) were female. In addition, 14% of Barinthus Bio’s workforce were racially or ethnically diverse. Of Barinthus Bio’s full and part-time employees, 2 have Ph.D. or M.D. degrees, and 6 are engaged in research and development activities.
Barinthus Bio’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating Barinthus Bio’s existing and new employees, advisors and consultants. Barinthus Bio engage with Barinthus Bio’s employees in multiple ways including through company-wide events, social events and team events. Barinthus Bio also have a bonus scheme and equity incentive plan in which all employees are entitled to participate. The principal purposes of Barinthus Bio’s equity incentive plans are to attract, retain and reward personnel through the grant of equity-based compensation awards. Barinthus Bio believes that attracting and retaining talent increases shareholder value and furthers the success of Barinthus Bio’s company by motivating Barinthus Bio’s employees to perform to the best of their abilities and achieve Barinthus Bio’s objectives.
Barinthus Bio employ individuals based on their experience and ability. Barinthus Bio focus on hiring and retaining qualified candidates by promoting a supportive and inclusive working environment for all. Barinthus Bio believes that fostering a workforce with a wide range of experiences and backgrounds is a key element to discovering, developing, and bringing transformative therapies to patients.
The safety of Barinthus Bio’s workforce, including consultants and visitors to Barinthus Bio’s office/laboratory, has and remains of paramount importance to Barinthus Bio. Barinthus Bio has a Health and Safety Committee that focuses on implementing policies and training programs to enhance workplace safety.

Carbon emissions
Barinthus Bio has calculated the emissions for the year ended December 31, 2025 and 2024 in tons of carbon dioxide equivalent (“tCO2e”). The carbon emissions for Barinthus Bio’s company for the years ended December 31, 2025 and 2024 are as follows:
	December 31, 2025		December 31, 2024
Scope	tCO2e	% Total emissions	tCO2e	% Total emissions
Scope 1	5.41	1%	6.23	2%
Scope 2	442.94	99%	391.91	98%
Total	448.35	100%	398.14	100%
For clarity, scope 1 emissions are direct emissions produced from activities owned or controlled by Barinthus Bio. Scope 2 emissions are indirect emissions related to the generation of the electricity consumed and purchased by Barinthus Bio. Barinthus Bio has used the most recent evidence or estimates provided by Barinthus Bio’s energy supply partners to generate Barinthus Bio’s disclosure of emissions for the period. Standard emissions factors from the “U.K. Government GHG Conversion Factors for Company Reporting (2023)” guidance were applied to estimate emissions. Electricity, heating and cooling usage at Barinthus Bio’s leased facilities in the United States and the United Kingdom are responsible for a significant amount of Barinthus Bio’s greenhouse gas emissions, with the remainder due to operations conducted within Barinthus Bio’s laboratory. The increase in emissions is primarily attributable to Barinthus Bio’s increased in utilities from activity in the U.S. laboratory and office, offset by a reduction in activity in the U.K. laboratory and office following the reduction in workforce with the wind down of the facility during the year.
Barinthus Bio has elected not to include the voluntary disclosure for Scope 3 emissions.
For the year ended December 31, 2025, the split of emissions by geography is as follows:
Scope	Location	tCO2e	% Total emissions
Scope 1	U.K.	0.78	0.2%
	U.S.	4.63	1.0%
Scope 2	U.K.	60.27	13.4%
	U.S.	382.67	85.4%
Total		448.35	100%
Barinthus Bio consider the intensity ratio of tons of carbon dioxide per full-time employee, as a suitable metric for its operations for the years ended December 31, 2025, and 2024 are as follows:
	December 31, 2025		December 31, 2024
Ratio	tCO2e /employee	Average employees	tCO2e /employee	Average employees
Intensity ratio	9.09	49	3.24	123
The tons of carbon dioxide per employee has increased year on year, primarily as a result of Barinthus Bio’s increased activity in the United States, notwithstanding the reduction in the number of employees that occurred during the year across both sites.
The directors have established that the Nominations and Corporate Governance Committee are to have oversight of the assessment and strategy on how to reduce Barinthus Bio’s energy consumption and thereby reducing Barinthus Bio’s carbon footprint.
Available Information
Barinthus Bio maintain an internet website at https://www.barinthusbio.com/ and make available free of charge through Barinthus Bio’s website Barinthus Bio’s Annual Reports on Form 10-K, Quarterly Reports

on Form 10-Q, Current Reports on Form 8-K, including exhibits and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act of 1934, or the Exchange Act. Barinthus Bio make these reports available through Barinthus Bio’s website as soon as reasonably practicable after Barinthus Bio electronically file such reports with, or furnish such reports to, the SEC. You can review Barinthus Bio’s electronically filed reports and other information that Barinthus Bio file with the SEC on the SEC’s web site at http://www.sec.gov. Barinthus Bio also make available, free of charge on Barinthus Bio’s website, the reports filed with the SEC by Barinthus Bio’s executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to Barinthus Bio by those persons. In addition, Barinthus Bio regularly use Barinthus Bio’s website to post information regarding Barinthus Bio’s business, product development programs and governance, and Barinthus Bio encourage investors to use Barinthus Bio’s website, particularly the information in the section entitled “Investors,” as a source of information about Barinthus Bio.
The information on Barinthus Bio’s website is not incorporated by reference into this proxy statement/prospectus and should not be considered to be a part of this proxy statement/prospectus. Barinthus Bio’s website address is included in this proxy statement/prospectus as an inactive technical reference only.

BUSINESS OF CLYWEDOG AND CERTAIN INFORMATION ABOUT CLYWEDOG
Overview
Clywedog is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule modulators that target key signaling and gene regulation pathways with potential to halt or reverse the development and progression of major metabolic diseases. It was co-founded by OrbiMed Private Investments VIII, LP (“OrbiMed”), and TPAV, LLC (“TPAV”).
Clywedog’s initial focus is on developing a next-generation inhibitor of menin for the treatment of Type 2 diabetes and obesity and the prevention and treatment of Type 1 diabetes. In addition, Clywedog is developing a next-generation inhibitor of TYK2 for the treatment and prevention of Type 1 diabetes. Furthermore, Clywedog intends to explore these two agents in combination for the treatment and prevention of Type 1 diabetes. Its lead product candidates are CLY-101 (balomenib), a reversible menin inhibitor being developed to increase endogenous insulin production and improve glycemic control in patients with Type 2 diabetes and, subject to further development, Type 1 diabetes; and CLY-201 (ZE74-0022), a highly selective inhibitor of TYK2 designed to modulate key inflammatory signaling pathways implicated in progression of Type 1 diabetes. Both programs are being advanced as orally administered agents intended for outpatient use and potential combination with existing standards of care.
Clywedog has utilized a platform offered by Expert Systems, Inc. (“Expert Systems”), a third-party service provider, which is powered by artificial intelligence/machine learning (“AI/ML”), to choose molecular mechanisms of pathology and to rationally design, accelerate discovery and optimize development of potential therapies.
Clywedog’s Strategy
Clywedog is focused on developing disease-modifying therapeutics for large, well-characterized patient populations in Type 1 and Type 2 diabetes where meaningful unmet needs persist despite available therapies. The key elements of Clywedog’s strategy to achieve its mission are:

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advance the clinical development of CLY-101 through early proof-of-concept in Type 2 diabetes and evaluate its potential utility, alone and in combination with incretin-based therapies, with an emphasis on durable glycemic control and restoration of endogenous insulin capacity;

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advance the clinical development of CLY-201 toward clinical proof-of-concept in Type 1 diabetes with the objective of delaying or halting disease progression by targeting key cytokine and interferon pathways, and to evaluate use in newly diagnosed patients and other at-risk cohorts, as appropriate;

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pursue development paths designed to demonstrate disease modification and durability, including post-treatment follow-up periods, biomarker-based patient stratification, and clinically meaningful endpoints;

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maintain a capital-efficient operating model by outsourcing non-core activities and prioritizing programs with clear translational rationales and regulatory precedents; and

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protect and expand its intellectual property portfolio around composition-of-matter, methods of use and formulations, and evaluate strategic collaborations that may enhance speed to market or commercial reach.

Clywedog’s Research and Discovery Approach
Clywedog believes its drug discovery and development expertise has enabled it to identify and advance multiple small molecule product candidates from preclinical studies into phase 1 healthy volunteer clinical trials. Its extensive knowledge of the pathophysiology and biology of metabolic and immunologic conditions informs its decision-making to advance along the scientific and clinical path to demonstrate pharmacological activity and clinical proof-of-concept, with the goal of achieving an efficient timeframe and cost-effective budget. The infrastructure within its discovery and development capabilities includes all aspects of the drug discovery process, such as medicinal and process chemistry, computational chemistry, structural biology, and in vitro and in vivo pharmacology. Clywedog’s approach to drug discovery and development allows it to work in a seamless and simultaneous manner, rather than in sequential fashion. In its menin inhibitor program, for example, Clywedog initiated its Phase 1 healthy volunteer trial in March 2024, representing a 25-month time frame from lead identification to a first-in-human trial.
The key elements of Clywedog’s approach to discovery and development include:
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An iterative lead optimization approach that utilizes rational and empirical drug design, allowing for advancement of its lead compounds and delivering drug candidates with high pre-clinical potency and selectivity for its metabolic and immunology targets; and

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Screening methods that utilize human cellular and whole blood assays for its candidate lead and optimization as well as animal models using a biomarker-driven approach relevant to human disease for establishing in vivo activity. Clywedog believes that this approach offers the best and most relevant predictor of potency, efficacy and therapeutic window for its compounds in human clinical trials.

Clywedog has a complementary pipeline of product candidates, which it believes target large, well-established commercial markets. Clywedog intends to leverage its drug discovery and development approach and expertise to advance this pipeline, and to apply its knowledge of the market to augment its pipeline through strategic partnerships.
Clywedog’s approach to the design of cutting edge pharmaceuticals is built on two pillars:

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Structure-guided drug design integrated with predictive screening methodologies. Clywedog designs small molecule inhibitors based on deep structural knowledge of its targets and candidate molecules at the molecular level. It utilizes a hybrid AI/ML platform offered by its partner Expert Systems to choose potentially highly valuable molecular mechanism of pathology, to rationally design, accelerate discovery and optimize development. Expert Systems leverages large language models to support this process. Clywedog uses these approaches to guide iterative rounds of synthesis and testing of molecules. This allows it to design novel small molecule inhibitors that can target different signaling and gene regulation pathways.

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Translationally-driven, biomarker-guided clinical development. Clywedog designs clinical development programs that are intended to supply rich biomarker datasets to provide it with an early assessment of activity against the desired targets. Clywedog’s initial assessment of its drug candidates in healthy volunteers enables it to determine that off-target toxicities can be mitigated. Clywedog believes this will provide it with insights of potential clinical activity and inform its investment decisions given that the process of clinical development is inherently uncertain.

Clywedog’s Pipeline
Diabetes mellitus is a chronic metabolic disorder characterized by elevated blood glucose levels resulting from the body’s inability to produce or effectively use insulin, which leads to elevated glucose in the bloodstream. If left unmanaged, diabetes can lead to serious long-term health complications, including cardiovascular disease, peripheral vascular disease, kidney failure, nerve damage and vision loss, amongst other complications. There are three main types of diabetes: Type 1 diabetes, which is caused by an autoimmune reaction that destroys the insulin-producing beta cells in the pancreas and is typically diagnosed in children and young adults; Type 2 diabetes, which develops when the body becomes resistant to insulin or fails to make sufficient insulin and is most frequently diagnosed in adults; and gestational diabetes, which occurs in pregnant women who did not have diabetes prior to their pregnancy and which typically resolves on its own after childbirth.
Clywedog is dedicated to the development of therapies for the potential prevention and treatment of Type 1 diabetes and Type 2 diabetes. Its programs, CLY-101 (balomenib) and CLY-201, focus on differentiated small molecules with unique selectivity and mechanisms of action designed to modulate immune responses and metabolic pathways that are pivotal to achieving disease-modifying outcomes in diabetes.

CLY -101 (Balomenib)
CLY-101 (balomenib) is a reversible menin inhibitor being developed by Clywedog to increase endogenous insulin production and improve glycemic control in patients with Type 2 diabetes and, subject to further development, Type 1 diabetes. While several menin inhibitors are approved for the treatment of acute myeloid leukemia, menin inhibitors might also be a promising therapeutic approach for treating diabetes due to their additional role in regulating β-cell function and proliferation.
Role of Menin in Type 2 Diabetes and Metabolic Disorders
Regulation of β-cell proliferation:
Menin is a nuclear scaffold protein that plays a critical role in controlling pancreatic β-cell proliferation and differentiation. Inhibition of menin releases its transcriptional repression of genes promoting β-cell regeneration, leading to expansion of functional β-cell mass and improved insulin secretion — a key therapeutic strategy for both Type 2 diabetes and Type 1 diabetes (Figure 1).
Epigenetic Regulation and β-cell Function:
Menin participates in histone-modifying complexes (MLL/COMPASS) that regulate the expression of β-cell identity and survival genes. By modulating chromatin states at loci such as INS, PDX1, and MAFA, menin directly influences β-cell differentiation, insulin gene transcription, and stress resilience. Inhibition of menin restores proliferative epigenetic patterns in β-cells impaired by metabolic stress or autoimmunity (Figure 1).
Regulation of GLP-1 Expression and Signaling:
Menin negatively regulates GLP-1 (glucagon-like peptide-1) expression and signaling through transcriptional suppression of proglucagon (GCG) and key incretin pathway genes in intestinal L-cells and pancreatic β-cells. Pharmacologic inhibition of menin enhances GLP-1 expression and secretion, potentiating insulinotropic responses, improving glucose tolerance, and synergizing with endogenous or therapeutic GLP-1 receptor agonists. This mechanism links menin inhibition to improved incretin tone and sustained glycemic control (Figure 2).
Role in Metabolic and Obesity Pathways:
Beyond the pancreas, menin influences hepatic gluconeogenesis, adipogenesis, and energy expenditure through regulation of transcription factors such as FOXO1, PPARβ, and SIRT1. Inhibiting menin decreases hepatic glucose output, promotes lipolysis, and enhances insulin sensitivity in peripheral tissues. Collectively, these effects make menin inhibition a promising strategy for treating obesity-associated insulin resistance and metabolic syndrome, complementing its regenerative β-cell actions.
Mechanisms of Action
Pancreatic beta cells undergo compensatory proliferation in the early phase of Type 2 diabetes. Menin/JunD/Pbk axis is important in compensatory beta-cell proliferation. Pbk is crucial for regulating compensatory pancreatic beta cell proliferation of high fat diet (“HFD”) fed mice. Menin and HDAC3 complex are recruited by JunD to epigenetically repress Pbk expression. Menin-JunD interaction is interrupted by small molecule menin inhibitors, leading to upregulation of Pbk gene expression, beta cell proliferation, and improved glucose tolerance in diet-induced obese and diabetic mice (Figure 1).
Figure 1. Regulation of Beta-cells proliferation via Menin-JunD interaction

SOURCE: EMB{RESTOREO Mol Med (2021) 13: e13524 https://doi.org/10.15252/emmm.202013524
Another possible mechanism of action of the menin inhibitors is a signaling loop regulating expression of the GLP-1 receptor and, in turn, down-regulating expression of menin. Menin normally associates with SUV39H1 and HDAC1 to maintain the repressive histone markers in the Ins1 gene to suppress its expression (Figure 2). When cells receive signals from Ex-4/GLP-1, menin is phosphorylated at Ser487 and sequestrated to nuclear F-actin and thus loses its function to maintain the repressive epigenetic regulators at the locus, resulting in increased insulin expression.
Figure 2. GLP-1 regulation of menin activity and insulin expression

SOURCE: EMBO Mol Med (2021) 13: e13524 https://doi.org/10.15252/emmm.202013524

The foregoing mechanisms are expected to lead to:
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Improved Glycemic Control: Menin inhibitors have been shown to improve glycemic control by reducing blood glucose levels and enhancing insulin sensitivity.

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Reduction of HbA1c Levels: Studies have demonstrated that menin inhibitors can significantly reduce glycosylated hemoglobin (HbA1c) levels, an indicator of long-term blood glucose control.

Preclinical and Clinical Evidence
Clywedog’s lead product candidate CLY-101 (balomenib), is an oral, potent and selective clinical-stage inhibitor of menin. In cellular assays, balomenib shows specific cytotoxicity in cell lines overexpressing menin (e.g., MV-411) compared to control cells (HEK293), (Figure 3). Furthermore, CLY-101 (balomenib) suppressed menin-related genes in cells over-expressing menin (Figure 4). In preclinical studies, CLY-101 (balomenib) was evaluated in hyperglycemic Zucker Diabetic Fatty (“ZDF”) rats, a model of Type 2 diabetes and showed strong ability to normalize both fasted and non-fasted glucose levels and prevented the development of hyperglycemia.Importantly, glucose control was maintained after treatment cessation. (Figure 5).
Menin loss in humans (MEN1 syndrome) is associated with insulinemia due to upregulated pancreatic β-cell proliferation, which provides supporting rationale for the inhibition of menin as a viable option to enhance pancreatic function in diabetic patients
Figure 3. Activity of CLY-101 (balomenib) in in vitro assays assessing cellular cytotoxicity (CC)
Figure 4. Menin-dependent gene expression suppression by balomenib (code ZE63-0302)

Figure 5. CLY-101 (balomenib) prevented development of hyperglycemia in ZDF rats.
Clywedog has evaluated CLY-101 (balomenib) in a Phase 1 clinical trial to assess safety and tolerability of the drug candidate in healthy human volunteers. CLY-101 (balomenib) was well tolerated at therapeutic levels with no serious adverse events. The candidate showed a favorable ADME profile for oral outpatient care and demonstrated a linear dose-exposure relationship (Figure 6). Clywedog has initiated a Phase 1b study of CLY-101 (balomenib) in Type 2 diabetes patients evaluating 4 weeks of treatments and believes, based on pre-clinical data, that CLY-101 (balomenib) is a promising candidate for further development in the field of Type 2 diabetes and Type 1 diabetes. The trial was sponsored by Eilean AU in Australia and involved 82 participants (between single ascending dose (SAD) and multiple ascending dose (MAD) participants). The trial was not powered for statistical significance.
Figure 6. CLY-101 (balomenib) demonstrated a linear dose-exposure relationship
CLY-201 (ZE74-0022)
CLY-201 (ZE74-0022) is a highly selective inhibitor of TYK2 designed to modulate key inflammatory signaling pathways implicated in progression of Type 1 diabetes. Clywedog believes that the targeting of TYK2 (Tyrosine Kinase 2, Figure 7) in Type 1 diabetes is a promising approach for the treatment of Type 1 diabetes due to its role in the autoimmune processes that lead to the destruction of insulin-secreting pancreatic β-cells

Figure 7. TYK2 pathway in Type 1 Diabetes

SOURCE: Genes 2017, 8(2), 72; https://doi.org/10.3390/genes8020072
Role of TYK2 in Type 1 Diabetes

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Immune Response Regulation:   TYK2 is involved in the signaling pathways of type I interferons (IFN-α/β), which play a crucial role in the immune response. In Type 1 diabetes, these pathways are often overactive, leading to inflammation and β-cell destruction.

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Genetic Association:   Polymorphisms in the TYK2 gene that reduce its activity are associated with a decreased risk of developing Type 1 diabetes. This suggests that inhibiting TYK2 could potentially protect against the disease.

Mechanisms of Action
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Reduction of Inflammation:   TYK2 inhibition can decrease the production of pro-inflammatory cytokines and chemokines, such as CXCL10, which are involved in the recruitment of immune cells to the pancreatic islets.

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Prevention of β-Cell Apoptosis:   By modulating the IFN-α signaling pathway, TYK2 inhibitors can prevent the apoptosis (programmed cell death) of pancreatic β-cells, thereby preserving insulin production.

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Modulation of Immune Cell Activity:   TYK2 inhibitors have been shown to reduce the activation of T cells and macrophages, which are key players in the autoimmune attack on β-cells.

Preclinical and Clinical Evidence
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Preclinical Studies:   Studies have demonstrated that TYK2 inhibitors can significantly reduce the incidence of diabetes in animal models by protecting β-cells from immune-mediated destruction.

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Clinical Potential:   Clywedog is not aware of any TYK2 inhibitors that are currently being evaluated for their therapeutic benefits in Type 1 diabetes in the clinic, which Clywedog believes provides it with a significant opportunity for medication development.

Clywedog’s candidate molecule, CLY-201, is a highly active and selective TYK2 kinase inhibitor. CLY-201 mediates its effects through binding in the JH2 domain of TYK2 protein, similar to deucravacitinib (BMS-986165) (Figure 8). Deucravacitinib (Sotyku) is a TYK2 inhibitor indicated for the treatment of adults with moderate-to-sever plaque psoriasis. Figure 8 shows preclinical in vitro binding affinity of CLY-201 compared to deucravitinib (BMS-986165) noting also that CLY-201 achieves such selectivity at a lower dose than deucravitinib which is a further positive comparison point for CLY-201.
Figure 8. Binding affinity of CLY-201 and deucravacitinib (BMS-986165)
CLY-201 is a potent and selective TYK2 inhibitor. In binding assay such as NanoBRET, CLY-201 selectively binds to JH2 domain of TYK2 with selectivity of >1000x against JH1 domains of TYK2 and JAK2.
CLY-201 showed more than 1000-fold selectivity in binding affinity between TYK2 and JAK2 kinase domains (JHI). Additional activity and selectivity of CLY-201 (Figure 9) was established by comparison of STAT5 phosphorylation inhibition after TYK2 dependent activation (INF-alpha stimulation), versus, JAK1/JAK3 dependent STAT5 phosphorylation, IL2 stimulation.
Because CLY-201 showed similar binding to JAK1 JH1 domain (see Figure 8) we assessed selectivity of compound CLY-201 in inhibition of STAT5 phosphorylation assay and showed that CLY-201 (ZE74-0022) showed more than 1000x selectivity against JAK1/JAK3 pathway (44 nM IC50 of TYK2 activation vs. >10 uM IC50 of JAK1/JAK3 activation. (Figure 9)

Figure 9. Selective inhibition of TYK2 vs JAK1 and JAK3 by CLY-201 (code ZE74-0022)
CLY-201 showed >1000-fold selectivity in TYK2 inhibition vs. JAK1 or JAK3; no inhibition was observed and no IC50 value could be calculated (blank column in the table). The study also showed that CLY-201 can successfully reduce insulitis in non-obese diabetic (“NOD”) mice after 2 weeks of oral administration at doses as low as 10 mg/kg (Figure 10).
Figure 10. Insulitis reduction by CLY-201 in NOD mouse model
Clywedog’s studies also showed that CLY-201 could not only preserve the morphology and functionality of beta cells, but also help to increase the beta cells mass in the same experiment with NOD mice (Figure 11).

Figure 11. Increase in beta cells mass after 2 weeks of treatment by CLY-201
CLY-201 was evaluated in a chronic model of Type 1 diabetes prevention. NOD mice were treated orally for 19 weeks with three doses of CLY-201. No clinical adverse effects were recorded during treatment and the compound showed to be safe and tolerable during the experiment. The development of Type 1 diabetes in NOD mice genetically predetermined to occur between 12 and 16 weeks of age. Mice that reached 25 weeks of age and did not develop diabetes were considered non-diabetic and removed from the experiment. In this study, CLY-201 showed a dose dependent effect of delay and prevention of diabetes incidence in mice after 19 weeks of treatment (Figure 12).

Figure 12. Kaplan-Meier plot of diabetes incidences in NOD mice aftertreatment with CLY-201 vs control
Clywedog has evaluated CLY-201 in a Phase 1 clinical trial to assess safety and tolerability of the drug candidate in healthy human volunteers. CLY-201 was well tolerated at therapeutic levels with no serious adverse events. The candidate showed a dose-dependent increase of exposure with therapeutic dose levels achieved. Planning for a Phase 2 study of CLY-201 in Type 1 diabetes patients has been initiated.
Clywedog believes that, based on pre-clinical and early clinical data, compound CLY-201 is a promising candidate for further development in the field of Type 1 diabetes prevention and, based on the absence of other similar candidates in development, Clywedog believe that this is a significant opportunity.
Programs that Clywedog has Licensed
In December 2024, Clywedog entered into a license agreement with Bala (the “Bala License Agreement”), pursuant to which Clywedog obtained exclusive, perpetual, worldwide licensing rights for the development and future ownership of its lead product candidate, balomenib ZE63-0302, a MEN1 PPI Inhibitor, from Bala.
Balomenib is designed to be an orally bioavailable, potent and selective reversible inhibitor of menin, a ubiquitously expressed scaffold protein that functions in histone modification and epigenetic gene regulation to impact multiple cellular processes including cell cycle control, apoptosis and DNA damage repair. Menin, which is encoded by the MEN1 gene, is an established key regulator of beta cell mass, as ablation of the Men1 gene leads to increased beta cell proliferation in mice (Crabtree et al, 2001; Bertolino et al, 2003; Schnepp et al, 2006; Karnik et al, 2007). Men1 gene deletion also reverses pre-existing hyperglycemia in high fat diet (HFD)-induced diabetic mice as well as in obese (db/db) mice (Schnepp et al, 2006; Yang et al, 2010a; Yang et al, 2010b) and ameliorates gestational diabetes in pregnant mice (Karnik et al, 2007). Menin interacts with various protein partners and regulates beta cell homeostasis via multiple pathways including regulation of gene transcription and cell proliferation (Agarwal et al, 1999; Jin et al, 2003; Hughes et al, 2004; Milne et al, 2005; Grembecka et al, 2012; Gurung et al, 2013; Matkar et al, 2013). Among the different interacting partners, the menin — MLL interaction plays a suppressing role in islet cells by driving expression of cell cycle inhibitors p27 and p18 (Karnik et al, 2005; Milne et al, 2005). In addition, menin also binds JunD, an AP-1 family transcription factor (Agarwal et al,1999; Kim et al, 2003). X-ray crystallographic studies showed that menin’s structure harbors a deep central pocket that binds MLL or JunD (Huang et al, 2012; Shi et al, 2012).
Balomenib has been designed to be a potent and selective inhibitor of menin protein-protein interactions (“PPI”), that have an anti-proliferative effect on pancreatic beta-cells. Inhibition of the menin PPI leads to activation of proliferation and preservation of beta-cell function and normalization of glycemic control.

Balomenib demonstrated excellent activity in ZDF rat model of T2 diabetes, preventing development of diabetes or even reversing pre-developed diabetes.
Competition
The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Clywedog believes that its pipeline, knowledge, experience and scientific resources provide it with differentiated competitive advantages. However, it has competitors both in the United States and internationally, which include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions.
Clywedog’s competitors have developed, are developing, or may develop products, product candidates and processes competitive with its product candidates. Any product candidates that Clywedog successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Many of its competitors, either alone or with their collaborators, have significantly greater financial resources, established presences in markets, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals, gaining reimbursement and marketing approved products than Clywedog does. Its competitors may succeed in obtaining approval from the FDA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in its field before Clywedog does.
In T1 diabetes, therapeutic options remain limited, with exogenous insulin as a mainstay and select immunomodulatory agents approved or in development for delaying disease progression in specific populations. Multiple companies are pursuing immunological approaches to preserve beta cell function, including agents targeting T cell activation, cytokine signaling, and antigen-specific tolerance, as well as cell and gene-based therapies. If approved, CLY 101 and CLY-201 would compete with immunomodulators and other emerging therapies seeking to delay or prevent clinical onset or to preserve beta cell function after diagnosis. If approved, CLY-201 would compete with approved products from Eli Lilly and Company and Novo Nordisk. Further, Clywedog expects that, if approved, CLY-101 would compete with approved drugs from various pharmaceutical companies, including Vertex Pharmaceuticals, Biodexa Pharmaceuticals, vTv Therapeutics, Eli Lilly, Genprex, Sernova, Sanofi, COUR Pharma, NextCell Pharma, Pharmacyte Biotech, Seraxis, and Betalin Therapeutics who are also developing similar therapeutics.
In T2 diabetes, standard-of-care agents include metformin, SGLT2 inhibitors, DPP-4 inhibitors, insulin, and incretin-based therapies such as GLP-1 receptor agonists and dual or multi-incretin agonists. A number of companies are advancing next-generation incretin agonists, oral small molecules targeting glucose homeostasis, and agents aimed at preserving or restoring beta cell function Clywedog expects that, if approved, CLY-101 would compete with approved products from Eli Lilly and Company and Novo Nordisk. Further, Clywedog expects that, if approved, CLY-101 would compete against approved drugs from various pharmaceutical companies, including AstraZeneca, Biomea Fusion, Mesoblast, Oramed, Genprex, Eli Lilly, Novo Nordisk, Sanofi, Pharmacyte Biotech, AltuCell who are also developing similar therapeutics. Clywedog believes that CLY-101’s potential to increase endogenous insulin capacity and its prospect for durable glycemic benefit may differentiate it from other therapies, including in combination with incretin-based therapies.
There are several approved therapies for the treatment of conditions for which Clywedog is attempting or may attempt to develop product candidates. In addition, Clywedog believes that a significant number of product candidates are currently under development and may become commercially available in the future. If Clywedog’s product candidates are approved, it expects that it will face substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions, governmental agencies and public and private research institutions both in the United States and internationally. Many of Clywedog’s competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than Clywedog does.

Clywedog also faces competition broadly across the diabetes market for cost-effective and reimbursable treatment of diabetes. There are a variety of available drug therapies marketed for T1 diabetes and T2 diabetes. In many cases, these drugs are administered in combination to enhance efficacy. While Clywedog’s product candidates, if any are approved, may compete with these existing drugs and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, product candidates may not be competitive with them. Additionally, Clywedog’s product candidates may need to compete with drugs that physicians use off-label to treat the indications for which it seeks approval. Moreover, many companies are developing new therapeutics targeting metabolic and autoimmune diseases, and Clywedog cannot predict what the standard of care will be as product candidates progress through clinical development.
The key competitive factors that will affect the success of Clywedog’s product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition and the availability of reimbursement from government and other third-party payors. Clywedog also competes with these organizations to recruit and retain qualified scientific and management personnel. It will also face competition in establishing clinical trial sites and patient registration for its clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs.
License Agreements
Bala License Agreement
In December 2024, Clywedog entered into the Bala License Agreement with Bala whereby Clwyedog inlicensed balomenib ZE63-0302, a MEN1 PPI Inhibitor, and its lead product candidate, from Bala. The Bala License Agreement became effective in December 2024. In connection with the Bala License Agreement, Clywedog issued Bala a promissory note with a principal amount of $1.4 million (the “Bala Note”). The Bala Note bears interest at a rate of 7% per annum, compounded annually, and the principal and accrued interest under the Bala Note are due and payable on demand at any time after December 31, 2026. The Bala Note may be repaid without penalty. In addition, the Bala Note provides for customary events of default.
Upon the payment in full of the Bala Note, Bala shall transfer to Clywedog all of the intellectual property rights covered by the Bala License Agreement.
Clywedog’s license rights provided for by the Bala License Agreement are sublicensable at Clywedog’s option through multiple tiers, in whole or in part. Clywedog also retains all foreground IP, including improvements, except upon termination of the Bala License Agreement (i) for convenience by Clywedog, or, prior to note repayment, for (ii) material breach, event of default or bankruptcy. Pursuant to the Bala License Agreement, Clywedog, but not Bala, has the right to terminate the agreement for convenience upon 30 days’ written notice to Bala. If either Clywedog or Bala, as the case may be, materially breaches the Bala License Agreement, and such breach is not cured within 90 days after the receipt of notice of such breach, then the non-defaulting party may terminate the Bala License Agreement. In addition, upon the occurrence of an event of default under the Bala Note, the Bala License Agreement shall be terminated. The Bala License Agreement will continue materially unaffected by the transactions contemplated by this registration statement.
Bala is wholly owned by Eilean Therapeutics, LLC. (“Eilean”).
Viriom License Agreement
On February 13, 2025, Clywedog entered into a licensing agreement (the “Viriom License Agreement”) with Viriom, Inc. (“Viriom”), pursuant to which Clywedog granted Viriom the exclusive rights in the Russian Federation to the TYK2 inhibitor molecule, or ZE74-0022, (the “TYK2 Licensed Molecule) for the treatment of diabetes mellitus, juvenile diabetes and psoriasis (collectively, the “TYK2 Indications”).
Under the terms of the Viriom License Agreement, Clywedog has granted Viriom an exclusive license, with the right to grant and authorize sublicenses, under Clywedog’s patents and know-how to develop, test, make and use the TYK2 Licensed Molecule to develop, test, make, have made, use, sell, offer for sale, import and otherwise exploit the product as it relates to the TYK2 Indications during the term of the Viriom License Agreement. As between Viriom and Clywedog, such Foreground IP shall be solely and exclusively owned by Clywedog. The Viriom License Agreement will continue materially unaffected by the transactions contemplated by this registration statement.
As consideration for the Viriom License Agreement, Viriom has agreed to pay Clywedog a royalty of 9% on net sales of the licensed product in the territory, or 4.5% if the product is not covered by a valid claim. Royalties on combination products are adjusted according to their relative value but are subject to the same 4.5% floor. Clywedog is entitled to receive 30% of any sublicensing revenue received by Viriom under the Viriom License Agreement.
The term of the Viriom License Agreement began on February 13, 2025 and, unless earlier terminated, shall continue on a product by product basis until the expiration of all of Viriom’s payment obligations to Clywedog upon the lapse of the royalty period, which is the period that will commence upon the first commercial sale in the Russian Federation and will continue, on a country-by-country basis, until the later of (i) the expiration of the last valid claim under any licensed patent covering or claiming such licensed product in such country; or (ii) for licensed products the manufacture, use or sale of which does not infringe, or no longer infringes, any valid claim in such country, twenty (20) years from the first commercial sale in such country.
The Viriom License Agreement obligates Viriom to develop and commercialize the licensed products, at Viriom’s own cost and expense, and in the development and commercialization process, Viriom is obligated to meet certain milestones.
The Viriom License Agreement constitutes a related party transaction for Clywedog, as Nikolay Savchuk, Chief Executive Officer and director of Clywedog, serves as President of Viriom and as a member of its board of directors, has investment control of Viriom and indirectly holds a significant number of its shares of common stock through a limited liability company of which Dr. Savchuk is the managing member and equity holder.
Intellectual Property
Clywedog seeks to protect the intellectual property and proprietary technology that it considers important to its business, including by pursuing patent applications that cover its product candidates and any additional product candidates it may develop, and methods of using the same, as well as any other relevant inventions and improvements that it believes to be commercially important to the development of its business. Clywedog’s policy is to seek to protect its proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States directed to its proprietary technology, inventions, improvements and product candidates (including compositions, methods of use, dosing and formulations) that are important to the development and implementation of its business. Clywedog may also pursue patent protection with respect to manufacturing and drug development processes and technologies. It also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary and intellectual property position. Clywedog also plans to rely on data exclusivity, market exclusivity and patent term extensions when available. Its commercial success depends, in part, on its ability to obtain, maintain, enforce and protect its intellectual property and other proprietary rights for the technology, inventions and improvements it considers important to its business, and to defend any patents it may own or in-license in the future, prevent others from infringing any patents it may own or in-license in the future, preserve the confidentiality of its trade secrets, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.
As of January 18, 2026 with respect to Clywedog’s lead product candidate, CLY — 101 (balomenib), Clywedog has exclusively licensed rights to two pending U.S. patent applications. As of January 18, 2026, Clywedog has exclusively licensed rights to twenty pending patent applications in jurisdictions outside the U.S., including Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Japan, South Korea, Mexico, Macao, Taiwan, South Africa, Nigeria, United Arab Emirates, and Saudi Arabia. An additional seven patent applications are in preparation in selected of those jurisdictions. Any patents that may issue from Clywedog’s licensed-in and pending balomenib patent applications are expected to have nominal expiration dates in the fourth quarter of 2042, absent any patent term adjustments or patent term extensions for regulatory delay.

As of January 18, 2026, with respect to Clywedog’s other lead product candidate, CLY — 201 (TYK2), Clywedog owned one pending U.S. patent applications. As of January 18, 2026, Clywedog owned one granted patent in Taiwan and twelve pending patent applications in eleven jurisdictions outside the U.S., including Australia, Brazil, Canada, China, Eurasia, Europe, Hong Kong, Japan, South Korea, Mexico, and Macao. Any patents that may issue from its pending TYK2 patent applications are expected to have nominal expiration dates in the fourth quarter of 2043, absent any patent term adjustments or patent term extensions for regulatory delay.
The foregoing patent filings cover compositions of matter and methods of using Clywedog’s respective lead product candidates.
Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. In addition, in certain instances, the term of an issued U.S. patent that covers or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.
The patent position of pharmaceutical and biotechnology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of Clywedog’s patent rights are highly uncertain. Clywedog’s pending and future patent applications and those of its licensors and collaborators may not result in patents being issued which protect product candidates or which effectively prevent others from commercializing competitive product candidates. Moreover, obtaining and enforcing patents in the pharmaceutical and biotechnology industries is inherently uncertain, due in part to ongoing changes in the patent laws. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of Clywedog’s intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Even if resolved in Clywedog’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Clywedog to incur significant expenses, and could distract its technical and management personnel from their normal responsibilities.
Commercial Strategy
Clywedog intends to retain significant development and commercial rights to its product candidates and, if marketing approval is obtained, to commercialize product candidates on its own, or potentially with a partner, in the United States and other regions. Clywedog currently has no sales, marketing or commercial product distribution capabilities. However, it intends to build a focused sales and marketing organization and the necessary infrastructure and capabilities over time in the United States, and potentially other regions, following further advancement of its product candidates. Clywedog believes that such an organization will be able to address the community of endocrinologists who are the key specialists in treating the patient populations for which its product candidates and programs are being developed. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter Clywedog’s commercialization plans.
Manufacturing
Clywedog does not own or operate, and currently has no plans to establish, any manufacturing facilities. It relies, and expect to continue to rely, on third parties for the manufacture of its small molecule product candidates, its in-licensed product candidates as well as any other product candidates it may develop through its programs, for preclinical and clinical testing. Clywedog also expects to rely on third parties for the manufacture of its product candidates and any other product candidates it may acquire or develop through its programs for commercial supply, if any product candidates obtain marketing approval. Clywedog also relies, and expect to continue to rely, on third parties to package, label, store and distribute its product candidate and any other product candidates it may develop through its programs and, if marketing approval is obtained, its commercial products.
For its initial clinical trials, Clywedog plans to rely on sole source suppliers. However, as it progresses towards commercialization of product candidates, if ever, Clywedog anticipates expanding the supply chain to include multiple CMOs. Clywedog believes this strategy will allow it to maintain a more efficient infrastructure by eliminating the need for it to invest in its own manufacturing facilities and equipment, while also enabling it to focus its expertise and resources on the development of product candidates.
Manufacturing is subject to extensive regulations that impose procedural and documentation requirements. These regulations govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Clywedog’s CMOs are required to comply with these regulations and are assessed through regular monitoring and formal audits. Clywedog’s third-party manufacturers are required to manufacture any product candidates it develops in compliance with cGMP requirements and other applicable laws and regulations.
Clywedog generally expects to rely on third parties for the manufacture of companion diagnostics, which are assays or tests that identify an appropriate patient population, if needed for any product candidates that receive marketing approval.
Government Regulation
The FDA and other regulatory authorities at federal, state and local levels, as well as outside the United States, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics. Clywedog, along with its vendors, CROs, clinical investigators, clinical trial sites and CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which it wishes to conduct studies or seek marketing approval of its product candidates. The process of obtaining regulatory approvals of drugs and biologics and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
In the United States, where Clywedog is initially focusing its drug commercialization, Clywedog believes that its product candidates, as small molecule drug candidates, would be regulated as new drugs rather than biologics. The FDA regulates new drug products under the FDCA and its implementing regulations. New drug products are also subject to other federal, state and local statutes and regulations. If Clywedog fails to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other regulatory requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, it may become subject to administrative or judicial sanctions or other legal consequences.
These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for proposed or ongoing studies, suspension or revocation of approvals, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.
Product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For new drug products regulated under the FDCA, such as Clywedog’s lead product candidates, a sponsor must submit a New Drug Application (“NDA”) to FDA for review and approval. The NDA review and approval process may take multiple years and involves the following steps:

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completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

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completion of the manufacture, under cGMP conditions of the drug substance, drug product, and labeling and packaging that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

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submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually and amended when certain changes are made;

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approval by an IRB or IEC, at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, GCP requirements, including informed consent, financial disclosure by investigators and other clinical trial-related regulations, to establish the safety and efficacy of the investigational product for each proposed indication and other condition of use;

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preparation and submission to the FDA of an NDA;

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a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug product’s identity, strength, quality and purity;

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satisfactory completion of FDA inspection of select clinical trial sites involved in conducting pivotal studies that generated the data in support of the NDA;

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payment of user fees for FDA review of the NDA; and

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FDA review and approval of the NDA, including of the proposed prescribing information and, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical Studies and Clinical Trials for Drugs
Before testing any drug in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements under 21 C.F.R. Part 58 and animal testing requirements under the Animal Welfare Act Amendments of 1976 (7 U.S.C. 2131 et seq.). The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.
An IND is a submission to the FDA under which a sponsor proposes to administer an investigational product to humans. An IND must become effective before the proposed clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, refuses to allow the IND to take effect until the FDA’s concerns and questions have been addressed and/or imposes a full or partial clinical hold. The FDA must notify the sponsor of the grounds for the hold, and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND.
Furthermore, each clinical trial must be reviewed and approved by an IRB or IEC for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB or IEC also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB or IEC, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the U.S. National Institutes of Health (“NIH”).
A sponsor who wishes to conduct a clinical trial outside of the United States is subject to the requirements of the applicable jurisdiction and must obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND if the sponsor intends to use the foreign clinical trial data to support an FDA application.
Clinical trials to evaluate therapeutic indications to support NDAs for marketing approval are typically conducted in three sequential phases, which may overlap.
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Phase 1 — Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2 — Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule, and to identify possible adverse side effects and safety risks.

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Phase 3 — Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy, and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended, with the other available evidence, to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled phase 3 trials are required by the FDA for approval of an NDA. Under certain circumstances, FDA can conclude that one adequate and well-controlled clinical investigation plus confirmatory evidence is sufficient to establish effectiveness.

Post-approval trials, sometimes referred to as phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional evidence from the treatment of study subjects in the intended therapeutic indication and are commonly intended to generate additional safety and efficacy data regarding use of the product in a clinical setting, or in some cases to confirm clinical benefit. Phase 4 clinical trials may also play a role in supporting label expansions or new indications that may come to light.
A pivotal trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product.

Generally, pivotal trials are also Phase 3 trials, but they may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need. Congress recently amended the FDCA to require sponsors of a Phase 3 trial, or other “pivotal study” of a new drug to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Sponsors must submit a diversity action plan to the FDA by the time the sponsor submits the relevant clinical trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. If the FDA objects to a sponsor’s diversity action plan or otherwise requires significant changes to be made, it could delay initiation of the relevant clinical trial.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen calendar days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND (Pre-IND Meeting), at the end of Phase 1 (EOP1 Meeting), at the end of Phase 2 (EOP2 Meeting), and before an NDA is submitted (Pre-NDA Meeting). Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach alignment on the next phase of development.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of certain FDA-regulated products, including prescription drugs, are required to register and disclose certain clinical trial information on a public registry maintained by the NIH. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs. Although sponsors are also obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.
U.S. Marketing Approval for Drugs
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA package requesting approval to market the drug product for one or more indications. An NDA is an application to FDA for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indication(s). An NDA is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, to the satisfaction of the FDA. The FDA must approve an NDA before a drug may be marketed in the United States.
The FDA reviews all submitted NDAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt, and such decision could include a “refuse-to-file” decision by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA. The FDA reviews an NDA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards designed, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, as amended (the “PDUFA”), the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.
Further, under PDUFA, each NDA must be accompanied by a substantial user fee. PDUFA also imposes an annual program fee for each approved prescription drug. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on applications for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”) if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides advice and recommendations to FDA as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more select clinical trial sites involved in conducting pivotal studies to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.
After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indication(s).
Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including phase 4 clinical trials, be conducted to further assess a product’s safety and efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting a marketing application, but the designation can be granted at any stage prior to marketing approval. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its designated orphan use are disclosed by the FDA on its website. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.
If a product that has orphan designation subsequently receives the first FDA approval for the use for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity from the date of FDA approval during which the FDA may not approve any other applications to market the “same drug” for the same use, except in limited circumstances, such as a subsequent product’s showing of “clinical superiority” over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. The FDA defines “same drug” with respect to small molecule drugs as a drug that contains the same active moiety as a previously approved drug and is intended for the same use as the previously approved drug. To demonstrate a drug is “clinically superior” to the previously approved orphan drug, a sponsor must show that the drug provides a significant therapeutic advantage over and above the previously already approved drug in terms of greater efficacy, greater safety, or by providing a major contribution to patient care. Since the enactment of the FDA Reauthorization Act of 2017, the FDA publishes clinical superiority findings on its website for those drugs approved on or after August 18, 2017. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition, or if the manufacturer chooses to provide consent to approval of other applications.
Expedited Development and Review Programs for Drugs
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority

Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs and biologics to get them to patients more quickly than standard FDA review timelines typically permit. Clywedog intends to apply for these programs for its product candidates, as applicable.
A new drug is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation applies to the product candidate and the specific indication for which it is being studied. The sponsor of a new drug product may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product, but ideally no later than the pre-NDA meeting because many of the features of Fast Track designation will not apply after that time. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.
In addition, a new drug may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug, alone or in combination with one or more other drugs, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A sponsor may request that a drug product be designated as a Breakthrough Therapy at any time during the clinical development of the product and ideally before initiation of the pivotal clinical trial intended to serve as the primary basis for demonstration of efficacy to obtain the full benefits of the designation. Breakthrough Therapy designation provides all the features of Fast Track designation, in addition to intensive guidance on an efficient product development program beginning as early as Phase 1 and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.
Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review and Accelerated Approval. A product is eligible for Priority Review, once an NDA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Significant improvement may be illustrated by the following examples: evidence of increased effectiveness in treatment, prevention, or diagnosis of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that is expected to lead to an improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. Under Priority Review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review.
The FDA may grant Accelerated Approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant Accelerated Approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted Accelerated Approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
For the purposes of Accelerated Approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support Accelerated Approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.
The Accelerated Approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, the benefit of Accelerated Approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.
The Accelerated Approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA. In addition, the FDA generally requires, as a condition for Accelerated Approval, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.
Pediatric Study Plan and Pediatric Exclusivity
Under the Pediatric Research Equity Act, as amended (the “PREA”), certain NDAs and certain NDA supplements must contain data that can be used to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The PREA requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or the PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. If granted, pediatric exclusivity provides for the attachment of an additional six months of marketing exclusivity to the term of any existing regulatory exclusivity or listed patents. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. A product candidate may be eligible for this six-month period of exclusivity if the NDA sponsor conducts clinical trials in children and submits information requested in writing by the FDA, referred to as a Written Request, relating to the use of the product’s active moiety in children. The issuance of a Written Request does not require the sponsor to undertake the described clinical trials. In addition, the clinical trial data do not need to show the product to be effective in the pediatric population studied; rather, the additional protection is granted if the pediatric clinical trial is deemed to have fairly responded to the FDA’s Written Request. Although the FDA may issue a Written Request for studies on either approved or unapproved indications, it may only do so where it determines that information relating to that use of a product candidate in a pediatric population, or part of the pediatric population, may produce health benefits in that population.
U.S. Post-Approval Requirements for Drugs
Drugs approved by FDA are subject to continuing regulation by the FDA, including, among other things, requirements relating to manufacturing establishment registration and product listing, recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, field alerts regarding issues with distributed product, promotion and advertising compliance, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, as well as other advertising and promotion requirements, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, untitled letters, corrective advertising, and potential civil and criminal penalties, including liabilities under the False Claims Act where products obtain reimbursement under federal health care programs. Promotional materials for approved drugs must be submitted to the FDA in conjunction with their first use or first publication, and for products approved under accelerated approval prior to their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require the development of additional data or preclinical studies and clinical trials.
The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

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fines, warning letters or holds on post-approval clinical trials;

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refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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injunctions or the imposition of civil or criminal penalties;

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consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; or

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mandated modification of promotional materials and labeling and issuance of corrective information.

Abbreviated New Drug Applications and 505(b)(2) Applications
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s drug or an approved method of use of the drug. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Drugs listed in the Orange Book can, in turn, be cited by competitors in support of approval of an Abbreviated New Drug Application (“ANDA”) or a 505(b)(2) application. In this case, the original NDA (the so-called pioneer drug) is known as the “listed” drug or “reference-listed” drug. An ANDA provides for marketing of a drug that has the same active ingredient and the same strength, route of administration and dosage form as the listed drug and has been shown through testing to be bioequivalent to the listed drug or receives a waiver from bioequivalence testing. ANDA applicants are generally not required to conduct or submit results of preclinical or clinical tests to prove the safety or effectiveness of their drug, other than the requirement for bioequivalence testing. Drugs approved in this way are considered therapeutically equivalent, and are commonly referred to as “generic equivalents” to the listed drug. These drugs then generally can be substituted by pharmacists under prescriptions written for the original listed drug.
A 505(b)(2) application is a type of NDA that relies, in part, upon data the applicant does not own and to which it does not have a right of reference. Such applications often are submitted for changes to previously approved drug products, and rely on the FDA’s prior findings of safety and effectiveness for a third party’s NDA to abbreviate the showings the sponsor of the 505(b)(2) application must make to establish that its product is safe and effective.
The ANDA or 505(b)(2) applicant is required to certify to FDA concerning any patents listed for the referenced approved drug in FDA’s Orange Book. Specifically, for each listed patent, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid, unenforceable or will not be infringed by the new drug. A certification that the new drug will not infringe the already approved drug’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the ANDA or 505(b)(2) applicant does not include a Paragraph IV certification, the ANDA or 505(b)(2) application will not be approved until all of the listed patents claiming the referenced drug have expired, except for any listed patents that only apply to uses of the drug not being sought by the ANDA or 505(b)(2) applicant.
If the ANDA or 505(b)(2) applicant has made a Paragraph IV certification, the applicant must also send notice of a Paragraph IV Notice Letter to the NDA and patent holders once the ANDA or 505(b)(2) application has been accepted for filing by FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV Notice Letter. The filing of a patent infringement lawsuit within 45 days of the receipt of notice of a Paragraph IV Notice Letter automatically prevents FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, modification by a court or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant.
As discussed in the next section, the ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity, such as a new chemical entity exclusivity, listed in the Orange Book for the reference-listed drug has expired.
United States Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of FDA approval of Clywedog’s future product candidates, some of Clywedog’s United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process for a drug that has not been previously approved for commercial marketing. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent.

The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Clywedog may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.
Regulatory exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA, submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.
The FDCA also provides three years of exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations, and prevents FDA approval of an ANDA or 505(b)(2) NDA for such conditions of use, but does not prevent FDA acceptance for filing and review of an ANDA or 505(b)(2) NDA. The three-year exclusivity does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the original active agent for other conditions of use outside those protected by the exclusivity. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Other Regulatory Matters
Manufacturing, sales, promotion and other activities of products following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the FTC, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.
Healthcare Laws
Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which Clywedog obtains marketing approval. Clywedog’s business operations and any current or future arrangements with third-party payors, healthcare providers, and physicians may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it develops, markets, sells and distributes any drugs for which it obtains marketing approval. In the United States, these laws include federal and state anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including those described below.
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The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from federal health care programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
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The federal civil and criminal false claims laws, including the FCA, which can be enforced through civil “whistleblower” actions, and civil monetary penalty laws, impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. When an entity is determined to have violated the federal civil FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs.

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The federal civil monetary penalties laws impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary, if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies.

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HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (including, public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it.

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HIPAA, as amended by the HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The ACA, imposed annual reporting requirements for certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the CHIP, for certain payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made in the previous year to certain non-physician providers such as physician assistants and nurse practitioners.

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Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current regulatory and healthcare environment, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Insurance Coverage and Reimbursement
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing healthcare services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government healthcare programs in the United States such as Medicare and Medicaid, private health insurers, managed care organizations and other third-party payors, provide coverage, and establish adequate reimbursement levels for, the product. In the United States, principal decisions about Medicare reimbursement for new products are typically made by CMS and regional contractors responsible for administering the Medicare program. CMS and these contractors decide whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree.
Reimbursement by a third-party payor may depend upon a number of factors, including, but not limited to, the third-party payor’s determination that use of a product is (i) a covered benefit under its health plan; (ii) safe, effective and medically necessary; (iii) appropriate for the specific patient; (iv) cost-effective; and (v) neither experimental nor investigational. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. However, one third-party payor’s determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. No uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement levels for products can differ significantly from payor to payor.
Third-party payors are increasingly challenging the prices charged, examining the medical necessity, reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmaco-economic studies in order to demonstrate the cost effectiveness of the product, which will require additional expenditure above and beyond the costs required to obtain FDA or other comparable regulatory approvals. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Moreover, the containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls or price increase penalties, restrictions on reimbursement and requirements for substitution of generic products.
In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical products, will apply to companion diagnostics.

Healthcare Reform in the U.S. and Potential Changes to Healthcare Laws
In the United States, there have been, and continue to be, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay marketing approval of Clywedog’s product candidates. Moreover, among policy makers and payors in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Clywedog’s product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any product for which it obtains marketing approval.
The ACA includes measures that have significantly changed the way healthcare is financed by both governmental and private insurers. There have been judicial, executive and congressional challenges and amendments to certain aspects of the ACA. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the second Trump administration will impact the ACA and Clywedog’s business.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, on July 4, 2025, the annual reconciliation bill, OBBBA, was signed into law which is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. OBBBA also narrows access to ACA marketplace exchange enrollment and declines to extend the ACA enhanced advanced premium tax credits, set to expire in 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction, which triggered the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year until 2032 unless Congress takes additional action. Additionally, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. For example, at the federal level, the IRA, among other things, (1) directs HHS to negotiate the price of certain high-expenditure, single-source drugs covered under the Medicare Drug Price Negotiation Program, and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions took effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. On February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
Further, in 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. Also in 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights, which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in January 2024, the FDA approved Florida’s SIP proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs.
Clywedog is unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare, particularly in light of the recent U.S. Presidential and Congressional elections. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, the CMS, and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for Clywedog’s business. These actions and proposals include, for example, include (i) directives to reduce agency workforce and cut programs; (ii) rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending; (iii) eliminating the Biden administration’s executive order that directed HHS to establishing establish an AI task force and developing develop a strategic plan; (iv) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (v) imposing tariffs of imported pharmaceutical products; and (vi) directing certain federal agencies to enforce existing law regarding hospital and price plan price transparency and by standardizing prices across hospitals and health plans. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to Clywedog’s operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could, among other legislation, impact the drug approval process and make changes to modify the Medicare Drug Price Negotiation Program created under the IRA, and expand the orphan drug exclusion in the IRA.
Clywedog expects that the healthcare reform measures that have been adopted and may be adopted in the future may result in more rigorous coverage criteria and additional downward pressure on the price that it receives for any approved product and could seriously harm its future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent Clywedog from being able to generate revenue, attain profitability or commercialize its product candidates, if approved.
Compliance with Other Federal and State Laws or Requirements; Changing Legal Requirements
If any products that Clywedog may develop are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging

Act. Manufacturing, labeling, packaging, distribution, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which Clywedog may be subject. The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products, and state licensure.
The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against Clywedog for violation of these laws, even if it successfully defends against it, could cause Clywedog to incur significant legal expenses and divert its management’s attention from the operation of its business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by Clywedog could materially affect its business in an adverse way.
Changes in regulations, statutes or the interpretation of existing regulations could impact Clywedog’s business in the future by requiring, for example: (i) changes to its manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of its products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Clywedog’s business.
Government Regulation of Drugs Outside of the United States
To market any product outside of the United States, Clywedog would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, manufacturing, commercial sales and distribution of its products. These regulatory requirements may be similarly complex and even more stringent in certain regards than those described above. If Clywedog fails to comply with applicable regulatory requirements in the jurisdiction where it conducts clinical trials or seeks regulatory approvals, Clywedog may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Australia
Conducting clinical trials for therapeutic drug candidates in Australia is subject to regulation by Australian regulatory bodies. The Therapeutic Goods Administration (“TGA”) and the National Health and Medical Research Council set the codes of GCP for clinical research in Australia, and compliance with these codes is mandatory. Australia has also adopted international codes, such as those promulgated by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”). The ICH guidelines must be complied with across all fields of clinical research, including those related to pharmaceutical quality, nonclinical and clinical data requirements and trial designs. The basic requirements for preclinical data to support a first-in-human trial under ICH guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are similar to those required in other major jurisdictions.
Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety and efficacy must occur pursuant to either the Clinical Trial Notification Scheme (the “CTN Scheme”) or the Clinical Trial Exemption Scheme (the “CTX Scheme”). In each case, the trial is supervised by a Human Research Ethics Committee (“HREC”), an independent review committee set up under guidelines of the Australian National Health and Medical Research Council that ensures the protection of rights, safety and well-being of human subjects involved in a clinical trial. An HREC does this by reviewing, approving and providing continuing examination of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects.
The CTN Scheme broadly involves:
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completion of pre-clinical laboratory and animal testing;

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submission to a HREC, of all material relating to the proposed clinical trial, including the trial protocol;

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the institution or organization at which the trial will be conducted, referred to as the “Approving Authority”, giving final approval for the conduct of the trial at the site, having regard to the advice from the HREC;

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the investigator submitting a ‘Notification of Intent to Conduct a Clinical Trial’ form (the “CTN Form”) to the TGA. The CTN Form must be signed by the sponsor, the principal investigator, the chairman of the HREC and a person responsible from the Approving Authority. The TGA does not review any data relating to the clinical trial however CTN trials cannot commence until the trial has been notified to the TGA.

Under the CTX Scheme:
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a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment; and

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a sponsor must forward any comments made by the TGA Delegate to the HREC(s) at the sites where the trial will be conducted.

A sponsor cannot commence a trial under the CTX Scheme until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.
Approval for inclusion in the Australian Register of Therapeutic Goods (the “ARTG”) is required before a pharmaceutical product may be marketed (or imported, exported or manufactured) in Australia. In order to obtain registration of the product on the ARTG, it is required that:
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adequate and well-controlled clinical trials demonstrate the quality, safety and efficacy of the therapeutic product;

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evidence is compiled which demonstrates that the manufacture of the therapeutic product complies with the principles of cGMP;

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manufacturing and clinical data is derived to submit to the Advisory Committee on Prescription Medicines, which makes recommendations to the TGA as to whether or not to grant approval to include the therapeutic product in the ARTG; and

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an ultimate decision is made by the TGA whether to include the therapeutic product in the ARTG.

European Economic Area
For instance, in the European Economic Area (the “EEA”) (comprising the 27 EU member states plus Iceland, Liechtenstein and Norway), medicinal products must be authorized for marketing by using either the centralized authorization procedure or national authorization procedures.
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Centralized procedure — The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products (gene therapy, somatic cell therapy and tissue engineered products) and products with a new active substance indicated for the treatment of certain diseases. For medicines that do not fall within one of the mandatory categories, an applicant still has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned contains a new active substance not authorized in the EEA prior to May 20, 2004, is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health in the EEA. If pursuing marketing authorization of a product candidate for a therapeutic indication under the centralized procedure, the EMA’s Committee for Medicinal Products for Human Use (the “CHMP”) is responsible for conducting an initial assessment of whether a product meets the required quality, safety and efficacy requirements, and whether a product has a positive benefit/risk ratio. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application (the “MAA”) by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MAA under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.
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National authorization procedures — There are also two other possible routes to authorize products for therapeutic indications in several countries, which are available for products that fall outside the scope of the centralized procedure:

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Decentralized procedure — Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EEA Member State for a medicinal product that has not yet been authorized in any EEA Member State and that does not fall within the mandatory scope of the centralized procedure.

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Mutual recognition procedure — In the mutual recognition procedure, a medicine is first authorized in one EEA Member State, in accordance with the national procedures of that country. Following this, additional marketing authorizations can be sought from other EEA Member States in a procedure whereby the countries concerned recognize the validity of the original, national marketing authorization.

In both cases, as with the centralized procedure, the competent authorities of the EEA Member States assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy before granting the marketing authorization.
In the EEA, new products for therapeutic indications that are authorized for marketing (so called “references products”) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from referencing the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EEA during a period of eight years from the date on which the reference product was first authorized in the EEA. The additional two-year period of market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EEA until ten years have elapsed from the initial authorization of the reference product in the EU. The overall ten-year period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new active substance so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on a MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
The criteria for designating an “orphan medicinal product” in the EEA are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, in the EEA a medicinal product may be designated as orphan if it meets the following criteria: (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; and (ii) either (a) such condition affects no more than five in 10,000 persons in the EEA when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EEA to justify the investment needed for its development; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition, or if such a method exists, the product will be of significant benefit to those affected by the condition. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. During this ten-year orphan market exclusivity period, (i) no marketing authorization application shall be accepted, and no marketing authorization shall be granted for a similar medicinal product for the same indication, although similar, is safer, more effective or otherwise clinically superior than the authorized product; (ii) the marketing authorization holder of the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder of the authorized product cannot supply enough orphan medicinal product. An orphan product can also obtain an additional two years of market exclusivity in the EEA for pediatric studies. The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. The application for orphan drug designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the MAA if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
Similar to the United States, the various phases of non-clinical and clinical research in the European Union are subject to significant regulatory controls.
The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU member states govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the national competent authority, or the NCA, of the EU member states in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee, or the EC, has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, and the provisions of the individual EU member states’ legislation implementing the Clinical Trials Directive. Under the current regime (the EU Clinical Trials Directive 2001/20/EC and corresponding national laws) all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.
In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, or the Clinical Trials Regulation, was adopted, which is expected to apply following confirmation of full functionality of the Clinical Trials Information System, the centralized European Union portal and database for clinical trials foreseen by the regulation, through an independent audit. The regulation becomes applicable six months after the European Commission publishes notice of this confirmation, which it has not yet done. The Clinical Trials Regulation will be directly applicable in all the EU member states, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by the Clinical Trials Directive and the Member States’ national implementing legislation until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU member states in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU member state. However, overall related timelines will be defined by the Clinical Trials Regulation.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization. For example, in the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, in other words, arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
Government Regulation of Data Collection outside of the United States
In the event Clywedog conducts clinical trials in the European Union, it will be subject to additional privacy restrictions. The collection and use of personal health data in the EEA is governed by the GDPR, which became effective on May 25, 2018. The GDPR applies to the processing of personal data by any company established in the EEA and to companies established outside the EEA to the extent they process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, enhanced requirements for securing personal data, requirements to conduct privacy impact assessments for “high risk” processing, limitations on retention of personal data, mandatory data breach notification and “privacy by design” requirements, and creates direct obligations on service providers acting as processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection, like the United States. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States, which may deviate slightly from the GDPR, may result in fines of up to 4% of a company’s global revenue for the preceding financial year, or €20 million, whichever is greater. Moreover, the GDPR grants data subjects the right to claim material and non-material damages resulting from infringement of the GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the GDPR will require significant time, resources and expense, and Clywedog may be required to put in place additional controls and processes ensuring compliance with the new data protection rules. There has been limited enforcement of the GDPR to date, particularly in biopharmaceutical development, so Clywedog faces uncertainty as to the exact interpretation of the new requirements on any future trials and it may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. Further, the United Kingdom’s decision to leave the European Union, means that it has in force its own legislation which is aligned with the GDPR, known as the Data Protection Act 2018. The requirements are similar except that the United Kingdom is now regarded as a “third country” for the purposes of transfers of personal data from the EEA. Transfers continue to flow freely from the UK to the EEA following an adequacy decision from the European Commission adopted on June 28, 2021 and valid for four years.
Data protection authority activity differs across the EU, with certain authorities applying their own agenda which shows there is uncertainty in the manner in which data protection authorities will seek to enforce compliance with GDPR. For example, it is not clear if the authorities will conduct random audits of companies doing business in the EU, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance are onerous and may adversely affect Clywedog’s business, financial condition, results of operations and prospects.
Should Clywedog utilize third-party distributors, compliance with such foreign governmental regulations would generally be the responsibility of such distributors, who may be independent contractors over whom Clywedog has limited control.
Human Capital
In general, Clywedog has not employed any full-time or part-time employees. Instead, Clywedog has historically relied on its Administration Services Agreement with Eil Therapeutics, Inc. (“Eil”), prior to termination of the agreement in October 2024, and consulting arrangements.
Clywedog’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, motivating and integrating its existing and future consultants and employees. The principal purposes of Clywedog’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through grants of stock-based compensation awards and payments of cash-based performance bonus awards, in order to increase stockholder value and the success of the company by motivating its employees to perform to the best of their abilities and achieve its objectives.
The Eil Administration Services Agreement constituted a related party transaction for Clywedog, as Eil is a wholly owned subsidiary of Eilean Therapeutics, LLC (“Eilean”). Nikolay Savchuk, Chief Executive Officer and a director of Clywedog, and Iain Dukes, President and a director of Clywedog, are members and managers of Eilean, and TPAV and OrbiMed are members of Eilean.
Legal Proceedings
From time to time, Clywedog may become involved in material legal proceedings or be subject to claims arising in the ordinary course of our business. Clywedog is currently not party to any legal proceedings material to our operations or of which any of its property is the subject, nor is Clywedog aware of any such proceedings that are contemplated by a government authority.
Corporate Information
Clywedog was originally incorporated under the laws of the State of Delaware on December 17, 2020 under the name “Vyrnwy Therapeutics, Inc.” On October 10, 2024, the company effected a name change from Vyrnwy Therapeutics, Inc. to Clywedog Therapeutics, Inc. The mailing address of its principal executive office is 8 The Green, Suite 8666, Dover, DE 19901 and the office’s telephone number is (302) 385-8535. Clywedog’s website is located at https://www.clywedogther.com. Information found on, or accessible through, its website is not a part of, and is not incorporated into, this proxy statement/prospectus, and you should not consider it part of the proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BARINTHUS BIO
The following discussion and analysis of Barinthus Bio’s financial condition and results of operations should be read in conjunction with Barinthus Bio’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Barinthus Bio’s plans and strategy for Barinthus Bio’s business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the “Risk Factors” beginning page 29 of this proxy statement/prospectus, Barinthus Bio’s actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. Barinthus Bio’s actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Statement Concerning Forward-Looking Statements” of this proxy statement/prospectus.
Overview
Barinthus Bio is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating autoimmune and inflammatory diseases within the immunology and inflammation (“I&I”) space. Helping patients and their families is the guiding principle at the heart of Barinthus Bio. Barinthus Bio aims to achieve this by developing truly transformational and highly disease-specific immunotherapies.
Barinthus Bio is prioritizing the development of a pipeline for I&I indications enabled by its proprietary and highly differentiated platform for promoting immune tolerance, referred to as SNAP-TI, that are designed to guide patient’s T cells to reduce inflammation and restore the natural state of immune non-responsiveness to healthy tissue. Barinthus Bio’s lead candidate, VTP-1000, is designed to restore immune non-responsiveness to gluten in patients with celiac disease, and is currently being assessed in a Phase 1 clinical trial. Based on encouraging preclinical data, Barinthus Bio believes that the SNAP-TI platform has the potential to impact multiple other I&I indications.
Barinthus Bio is also evaluating VTP-300, a product candidate to treat infectious disease that harnesses Barinthus Bio’s proprietary viral vector platform technologies, consisting of ChAdOx and MVA, which are designed to increase disease-specific CD8+ T cells. VTP-300 is a Phase 2 immunotherapeutic treatment modality that is a component of a treatment regimen to establish functional cure in patients who are chronically infected by the hepatitis B virus. Barinthus Bio intends to progress the development of this product candidate by completing the ongoing clinical trial and is seeking a partner or collaborator for continuing development.
Barinthus Bio believes its core capabilities at the intersection of T cell immunology and immunotherapeutic technology platforms combined with its track record of successfully executing development path activities uniquely position it to navigate towards delivering promising new treatments for patients with autoimmune and inflammatory diseases and building value for shareholders.
Barinthus Bio has incurred net losses in each annual and interim reporting period since 2023. For the three and nine months ended September 30, 2025, Barinthus Bio incurred a net loss of $14.6 million and $55.4 million, respectively. As of September 30, 2025, Barinthus Bio had an accumulated deficit of $293.0 million, and Barinthus Bio does not currently expect positive cash flows from operations in the foreseeable future. Barinthus Bio expects to incur net operating losses for at least the next several years as it advances its product candidates through clinical development, seek regulatory approval, prepare for approval, and in some cases proceed to commercialization of its product candidates, as well as continue its research and development efforts, as and when appropriate.
At this time, Barinthus Bio cannot reasonably estimate, or know the nature, timing and estimated costs of all of the efforts that will be necessary to complete the development of any of its product candidates that Barinthus Bio develops through its programs. Barinthus Bio is also unable to predict when, if ever, material net cash inflows will commence from sales of product candidates it develops, if at all. This is due to the numerous risks and uncertainties associated with developing product candidates to approval and commercialization, including the uncertainty of:

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successful completion of preclinical studies and clinical trials;

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sufficiency of Barinthus Bio’s financial and other resources to complete the necessary preclinical studies and clinical trials;

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acceptance of investigational new drug applications (“INDs”) for Barinthus Bio’s planned clinical trials or future clinical trials;

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successful and timely enrollment and completion of clinical trials;

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data from Barinthus Bio’s clinical program supporting approvable and commercially acceptable risk/benefit profiles for its product candidates in the intended populations;

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receipt and maintenance of necessary regulatory and marketing approvals from applicable regulatory authorities, in the light of the commercial environment then existent;

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availability and successful procurement of raw materials required to manufacture Barinthus Bio’s products for clinical trials, scale-up of Barinthus Bio’s manufacturing processes and formulation of its product candidates for later stages of development and commercial production;

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establishing either Barinthus Bio’s own manufacturing capabilities or satisfactory agreements with third-party manufacturers for clinical supply for later stages of development and commercial manufacturing;

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entry into collaborations or partnerships, where appropriate, to further the development of Barinthus Bio’s product candidates;

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obtaining and maintaining intellectual property and trade secret protection or regulatory exclusivity for Barinthus Bio’s product candidates as well as qualifying for, maintaining, enforcing and defending such intellectual property rights and claims;

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successfully launching or assisting with the launch of commercial sales of Barinthus Bio’s product candidates following approval;

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acceptance of each product’s benefits and uses by patients, the medical community and third-party payors following approval;

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the prevalence and severity of any adverse events experienced with Barinthus Bio’s product candidates in development;

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establishing and maintaining a continued acceptable safety profile of the product candidates following approval;

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obtaining and maintaining healthcare coverage and adequate reimbursement from third-party payors if necessary or desirable; and

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effectively competing with other therapies.

A change in the outcome of any of these or other variables with respect to the development of any of Barinthus Bio’s current and future product candidates could significantly change the costs and timing associated with the development of that product candidate, in either direction. Furthermore, Barinthus Bio’s operating plans may change in the future owing to research outcomes or other opportunities, and Barinthus Bio may need additional funds to meet operational needs and capital requirements associated with such altered operating plans. Unless and until Barinthus Bio can generate a substantial amount of revenue from its product candidates, if approved, Barinthus Bio expects to finance its future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing. Based on Barinthus Bio’s current standalone research and development plans, Barinthus Bio expects that its existing cash, cash equivalents, restricted cash and other financial resources will enable it to fund its operating expenses and capital expenditure requirements into the start of 2027. These estimates are based on assumptions that may prove to be wrong, and Barinthus Bio could use its available capital resources more quickly than it expects.

If Barinthus Bio raises additional funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, Barinthus Bio may have to relinquish valuable rights to its technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to Barinthus Bio. If Barinthus Bio is unable to raise additional funds when needed, Barinthus Bio would be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that Barinthus Bio would otherwise prefer to develop and market itself.
Recent Developments
VTP-1000: Celiac Disease
The single ascending dose (“SAD”) part of the Phase 1 AVALON clinical trial of VTP-1000 in patients with celiac disease enrolled 18 patients in three placebo-controlled cohorts of ascending doses. VTP-1000 was well tolerated at all dose levels, with a dose-dependent pharmacological effect observed, and no treatment related serious adverse events reported. Barinthus Bio announced these data from the SAD phase of the trial in December 2025 and intends to present these data at an upcoming scientific conference. The multiple ascending dose part of the Phase I AVALON clinical trial is ongoing, and data are expected in the second half of 2026.
Nasdaq Deficiency Letter
On December 30, 2025, Barinthus Bio received a letter from Nasdaq indicating that the closing bid price of the Barinthus ADSs was below $1.00 per share for 30 consecutive business days, and that, therefore, Barinthus Bio is not in compliance with Nasdaq Listing Rule 5450(a)(1), which is the minimum bid price requirement for continued listing on the Nasdaq Global Market.
The notice from Nasdaq has no immediate effect on the listing of the Barinthus ADSs, and the Barinthus ADSs will continue to be listed on the Nasdaq Global Market under the symbol “BRNS.”
Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Barinthus Bio has automatically been afforded a 180-calendar day period, or until June 29, 2026, to regain compliance with the minimum bid price requirement. The continued listing standard will be met if the closing bid price of the Barinthus ADSs is at least $1.00 per share for a minimum of ten consecutive business days during the 180-calendar day period. If Barinthus Bio is not in compliance by June 29, 2026, it may be afforded a second 180-calendar day period to regain compliance if it meets certain requirements.
Barinthus Bio intends to monitor the closing bid price of the Barinthus ADSs and is currently evaluating its options for regaining compliance, which could include a reverse stock split of the Barinthus ADSs.
Impact of International Conflicts
In respect of the international conflicts in Gaza, Ukraine and Iran, Barinthus Bio has no operations or suppliers based in Israel, Gaza, Ukraine, Belarus, Russia, or Iran, and as a result, as of the date of this proxy statement/prospectus, Barinthus Bio believes the impact on its business, operations and financial condition will be minimal.
Impact of Global Economic Conditions and Inflationary Pressures
Instability in global economic conditions and geopolitical matters, as well as volatility in financial markets, could have a material adverse effect on Barinthus Bio’s results of operations and financial condition. Inflationary pressures, volatile interest rates, or intensified disruptions in the global financial markets could adversely affect Barinthus Bio’s future financing capability or ability to access the capital markets. Additionally, Barinthus Bio may incur future increases in operating costs due to additional inflationary increases.

Components of Barinthus Bio’s Operating Results
Operating Expenses
Barinthus Bio’s operating expenses since inception have consisted of research and development costs and general and administrative costs.
Research and Development Expenses
Since its inception, Barinthus Bio has focused significant resources on its research and development activities, including establishing and building on its adenovirus platform, further enhancing its in-licensed ChAdOx1, ChAdOx2 and MVA vectors, developing a next-generation adenoviral vector, acquiring new technology platforms including SNAP-TI, conducting preclinical studies, developing various manufacturing processes, and advancing its clinical programs. Research and development activities account for a large portion of Barinthus Bio’s operating expenses, and product candidates in later stages of development generally have higher development costs than those in earlier stages, due to larger and more complex clinical trials, manufacturing scale-up and an increase in research and development headcount to oversee these activities. Barinthus Bio is currently seeking partners to fund or collaborate on certain of its programs, including VTP-300, which Barinthus Bio does not intend to develop beyond the completion of the ongoing trials. Barinthus Bio expects research and development expenses to increase in the future as Barinthus Bio progresses its program through the next stage of development. Research and development costs are expensed as incurred. These costs include:

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salaries, benefits, and other related costs, including share-based compensation, for personnel engaged in research and development functions;

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expenses incurred in connection with the development of Barinthus Bio’s programs including preclinical studies and clinical trials of its product candidates, under agreements with third parties, such as consultants, contractors, academic institutions and contract research organizations (“CROs”);

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the cost of manufacturing drug products for use in preclinical development and clinical trials, including agreements with third parties, such as contract manufacturing organizations, consultants and contractors;

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laboratory costs; and

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leased facility costs, equipment depreciation and other expenses, which include direct and allocated expenses.

General and Administrative Expenses
Barinthus Bio’s general and administrative expenses consist primarily of personnel-related expenses, including share-based compensation, in its executive, finance, business development and other administrative functions. Other general and administrative expenses include consulting fees and professional service fees for auditing, tax and legal services, rent expenses related to its offices, depreciation, foreign exchange gains and losses on Barinthus Bio’s cash balances, other central non-research costs and changes in the fair value of contingent consideration. When determining the fair value of contingent consideration, significant judgment is used to determine the probability of success of achievement of the technology and clinical milestones and the date of the expected milestone.
Barinthus Bio’s general and administrative expenses would continue to increase in the future if Barinthus Bio expands its operating activities and if Barinthus Bio seeks to manufacture and/or commercialize any of its current and future product candidates. These costs will increase if Barinthus Bio’s headcount rises to allow full support for its operations as a public company, including increased expenses related to legal, accounting, regulatory and tax-related services associated with maintaining compliance with requirements of the Nasdaq Global Market and the SEC, directors’ and officers’ liability insurance premiums and investor relations activities.
Other Operating Income
Other operating income includes the CEPI Funding Agreement pursuant to which CEPI will provide funding to Barinthus Bio to advance the development of VTP-500, a vaccine candidate against MERS.

When there is reasonable assurance that Barinthus Bio will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, grant income is recognized as other operating income on a gross basis in the condensed consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the company recognizes expenses for the related costs for which the grants are intended to compensate. Payments received in advance of incurring reimbursable expenses are recorded as deferred income. Any remaining unused amounts of the cash payments received on the balance sheets will be disclosed as restricted cash in the notes of the condensed consolidated financial statements.
Other Income/(Expense)
Interest Income
Interest income results primarily from the interest earned on Barinthus Bio’s short-term cash deposits and cash balances held by Barinthus Biotherapeutics (UK) Limited.
Research and Development Incentives
Research and development incentives contain payments receivable from the United Kingdom government related to corporation tax relief for qualifying expenditure on research and development projects in the United Kingdom. Barinthus Bio accounts for such relief received as other income. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs, externally provided workers and utilities costs incurred as part of research projects. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.
For 2025, Barinthus Bio’s benefited from the applicable United Kingdom research and development tax credit regime, which is the merged scheme Research & Development expenditure credit (“RDEC”) and enhanced R&D intensive support (“ERIS”) that replaces the old RDEC and small and medium-sized enterprise (“SME”) schemes for accounting periods beginning on or after April 1, 2024. For expenditure under the merged scheme, the rate of Research and Development expenditure credit is 20%, which is the same as the rate under the old RDEC scheme for expenditure incurred on or after April 1, 2023. For loss-makers and small profit-makers, a lower rate of notional tax restriction (currently 19%) applies at payment. The amount of the Pay As You Earn (“PAYE”) cap for claims under both the merged scheme and ERIS is £20,000 plus 300% of the company’s relevant PAYE and National Insurance contributions liabilities. The PAYE cap (where applicable) will limit the amount of payable credit that can be received in the accounting period under consideration. Any excess over the cap will be carried forward and treated as an amount of Research and Development expenditure credit to which the company will be entitled for the next accounting period. Based on prior claims and the split of qualifying spend it is expected that the PAYE cap is unlikely to affect the net benefit. Furthermore, legislation included in Finance Act 2024 restricts the extent to which payments to contractors for R&D and externally provided workers can qualify for R&D relief where R&D activity takes place outside the U.K., which may restrict the ability to include cost incurred on externally provided workers based in the U.S.
For 2024, Barinthus Bio’s benefited from the applicable United Kingdom research and development tax credit regime, being the Small and Medium-sized Enterprises R&D tax relief program (“SME Program”), and, to the extent that Barinthus Bio’s projects are grant funded or relate to work subcontracted to Barinthus Bio by third parties, the Research and Development Expenditure Credit program. Under the SME Program, Barinthus Bio was able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 18.6% of such qualifying research and development expenditure, as the SME additional deduction is 86% and the SME credit rate is 10%.
Under both the merged RDEC scheme and the SME program, a company qualifies as an R&D intensive business if R&D expenditure constitutes at least 30% of total expenditure. From the analysis performed, Barinthus Bio has not and does not expect to claim under the loss-making R&D intensive scheme criteria primarily due to the proportion of total relevant expenditure occurring outside the United Kingdom.

In future years, Barinthus Bio may not be able to continue to claim research and development tax credits under the United Kingdom research and development tax credit regime if it no longer qualifies based on the eligibility criteria. Unsurrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of U.K. taxable profits. There was no tax loss restriction applied to the R&D tax credits in the U.K. for the nine months ended September 30, 2025 and 2024.
Critical Accounting Policies and Use of Estimates
This discussion and analysis of financial condition and results of operations is based on Barinthus Bio’s condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its estimates, including those related to fair value of contingent consideration and impairment of intangible assets. Management bases its estimates on historical experience and on various other market specific and relevant assumptions that management believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Barinthus Bio’s believes that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of its financial statements and understanding and evaluating its reported financial results.
Long-lived Assets
Barinthus Bio reviews long-lived assets to be held and used, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. Evaluation of recoverability is first based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. In the event such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the assets are written down to their estimated fair values.
In January 2025, Barinthus Bio announced plans to prioritize its pipeline to focus on the development of VTP-1000 in celiac disease, and focus the future pipeline on I&I indications. In addition, Barinthus Bio continued to experience a sustained decline in the price of Barinthus ADSs, whereby the market capitalization continues to be below the value of its net assets. Given this change in Barinthus Bio’s focus and sustained decline in share price, management identified circumstances that could indicate the carrying amount of Barinthus Bio’s intangible assets may not be recoverable. Therefore, Barinthus Bio performed both a qualitative and quantitative assessment in January 2025 and determined the carrying amount of its intangible assets are recoverable.
During the quarter ended September 30, 2025, Barinthus Bio announced that it has entered into a definitive merger agreement to combine in an all-stock transaction with Clywedog. The indicative offer price was below fair value of Barinthus Bio’s net assets expected at completion and below prior valuations utilized in its most recent impairment assessments, thereby constituting an impairment triggering event. As a result, Barinthus Bio recorded a total impairment charge for acquired development technology intangible assets of $4.7 million during the quarter. The determination of the fair value of Barinthus Bio’s net assets expected at completion, is a non-recurring fair value measurement. Additional triggers for impairment may be identified prior to completion of the Contemplated Transactions, as the purchase price accounting is finalized.
Contingent Consideration
Barinthus Bio recognizes a contingent consideration liability related to the acquisition of Avidea. The liability is remeasured to fair value at each reporting date until the contingency is resolved. The fair value of the contingent consideration is a Level 3 valuation determined using significant unobservable inputs being the probability of success of achievement of the milestones and the expected date of the milestone achievement. Avidea’s stockholders may be entitled to receive an aggregate of up to $40.0 million in additional payments, payable in a combination of cash and ADSs, upon the achievement of certain milestones. This contingent consideration is included within the purchase price and is recognized at its fair value on the acquisition date, and subsequently remeasured to fair value at each reporting date until the contingency is resolved. Changes in fair value are recognized in general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. The fair value of contingent consideration is based on the probability of pursuit of the activity associated with the milestone, the probability of success of the achievement of the milestone, the expected date of milestone achievement and applying the relevant discount rate.
Results of Operations
Comparison of the Three Months Ended September 30, 2025 and 2024
The following table sets forth the significant components of Barinthus Bio’s results of operations (in thousands):
	Three months ended September 30, 2025	Three months ended September 30, 2024	Change
License revenue	$—	$14,969	(14,969)
Operating expenses:
Research and development	5,390	11,139	(5,749)
General and administrative	5,165	13,420	(8,255)
Impairment of long-lived assets	4,667	—	4,667
Total operating expenses	15,222	24,559	(9,337)
Other operating income	156	210	(54)
Loss from operations	(15,066)	(9,380)	(5,686)
Other income/(expense)
Interest income	472	631	(159)
Interest expense	(13)	(17)	4
Research and development incentives	240	608	(368)
Other income	(275)	26	(301)
Total other income	424	1,248	(824)
Loss before income tax	(14,642)	(8,132)	(6,510)
Tax benefit	71	3	68
Net loss	$(14,571)	$(8,129)	$(6,442)
Revenue
For the three months ended September 30, 2025, and 2024, Barinthus Bio’s revenue consisted of nil and $15.0 million, respectively, from the OUI License Agreement Amendment with respect to amounts owed to Barinthus Bio by OUI for the commercial sales of Vaxzevria. In 2024, AstraZeneca announced it had made the strategic decision to initiate the withdrawal of marketing authorization for Vaxzevria within Europe, citing decline in demand as the reason for the decision. Barinthus Bio does not expect to receive any further payments relating to future commercial sales of Vaxzevria and, if such payments are due, that Barinthus Bio will be notified of such payments in a timely manner.

Research and Development Expenses
The following table summarizes Barinthus Bio’s research and development expenses for the three months ended September 30, 2025 and 2024 (in thousands):
	Three months ended September 30, 2025	Three months ended September 30, 2024	Change
Direct research and development expenses:
VTP-1000 Celiac	$1,420	$1,751	$(331)
VTP-300 HBV	1,632	2,748	(1,116)
Other clinical programs(1)	—	1,308	(1,308)
Other pre-clinical programs	437	707	(270)
Total direct research and development expenses	3,489	6,514	(3,025)
Indirect research and development expenses:
Personnel-related (including share-based compensation)(2)	1,667	3,871	(2,204)
Facility related	166	214	(48)
Other indirect costs	68	540	(472)
Total indirect research and development expenses	1,901	4,625	(2,724)
Total research and development expenses	$5,390	$11,139	$(5,749)

(1)
This includes expenses relating to the infectious disease and oncology programs; VTP-850 Prostate cancer, VTP-200 HPV, VTP-600 NSCLC (the Phase 1/2a trial is sponsored by Cancer Research UK) and VTP-500 MERS (funded pursuant to an agreement with the Coalition for Epidemic Preparedness Innovations (“CEPI”)).

(2)
This includes $0.1 million and $0.6 million for the three months ended September 30, 2025 and 2024, respectively, of personnel-related indirect expenses relating to time spent progressing the VTP-500 MERS program, which is funded by CEPI.

Barinthus Bio’s research and development expenses for the three months ended September 30, 2025 and 2024 were $5.4 million and $11.1 million, respectively.
Direct expenses for the three months ended September 30, 2025 and 2024 were $3.5 million and $6.5 million, respectively, and consisted of outside services, consultants, laboratory materials, clinical trials, manufacturing of clinical trial materials, as well as costs for external preclinical services and sample testing. Of the $3.0 million decrease, $2.7 million pertains to a net decrease in spend across the infectious disease and oncology programs following the strategic decision to prioritize pipeline assets within the I&I space. Additionally, there was a $0.3 million decrease in spend on VTP-1000, as one-off trial initiation costs incurred in the third quarter of 2024 did not reoccur in the third quarter of 2025.
Indirect research and development expenses for the three months ended September 30, 2025 and 2024 were $1.9 million and $4.6 million, respectively. The decrease of $2.7 million relates primarily to the reduction in headcount and the associated personnel-related expense (including share-based compensation), combined with the closure of the U.K. laboratory which occurred in the third quarter of 2025 resulting in a reduction in the allocation of facility and other indirect costs to research and development.
General and Administrative Expenses
General and administrative expenses for the three months ended September 30, 2025 and 2024 were $5.2 million and $13.4 million, respectively. The decrease of $8.2 million relates primarily to a gain of $3.0 million on foreign exchange for the three months ended September 30, 2025, compared to a loss of $7.7 million for the three months ended September 30, 2024, primarily relating to an increase in unrealized losses on foreign exchange driven mainly by translation of United States dollar balances in pound sterling denominated entities. There has been an increase of $2.4 million in professional fees attributable to increased strategic activity, and an increase of $0.8 million in depreciation charges due to the decreased estimated useful lives of the U.K. right of use asset, leasehold improvements and laboratory equipment, offset by a decrease of $1.0 million in personnel-related expenses relating to the reduction in headcount.
Impairment of long-lived assets expense
For the three months ended September 30, 2025 and 2024, impairment of long-lived assets expense was $4.7 million and nil, respectively. This increase relates to the impairment assessment performed during the third quarter of 2025, following an impairment triggering event identified in relation to the Company entering a definitive merger agreement to combine in an all-stock merger transaction with Clywedog. See Note 7 for further details.
Other Operating Income
For the three months ended September 30, 2025 and 2024, other operating income was $0.2 million and $0.2 million, respectively, primarily resulting from qualifying activity on the development of VTP-500 for the prevention of MERS and associated utilization of the funding provided by CEPI under the Funding Agreement. Minimal future activity is expected following the strategic decision to prioritize pipeline assets in the I&I space.
Interest Income
For the three months ended September 30, 2025 and 2024, interest income was $0.5 million and $0.6 million, respectively, with the decrease resulting from both the reduction in interest rates and the reduction in cash amounts on short-term cash deposits held by Barinthus Biotherapeutics (UK) Limited.
Research and Development Incentives
For the three months ended September 30, 2025 and 2024, research and development incentives were $0.2 million and $0.6 million, respectively. Such research and development incentives relate to corporation tax relief on research and development projects incentive programs in the United Kingdom. The decrease of $0.4 million is primarily due to a decrease in qualifying research and development activities.
Comparison of the Nine Months Ended September 30, 2025 and 2024
The following table sets forth the significant components of Barinthus Bio’s results of operations (in thousands):
	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Change
License revenue	$—	$14,969	(14,969)
Operating expenses:
Research and development	21,633	33,926	(12,293)
General and administrative	33,188	26,615	6,573
Impairment of long-lived assets	4,667	—	4,667
Total operating expenses	59,488	60,541	(1,053)
Other operating income	498	992	(494)
Loss from operations	(58,990)	(44,580)	(14,410)
Other income/(expense)
Interest income	1,551	2,041	(490)
Interest expense	(38)	(41)	3
Research and development incentives	1,884	1,895	(11)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Change
Other income	120	46	74
Total other income	3,517	3,941	(424)
Loss before income tax	(55,473)	(40,639)	(14,834)
Tax benefit	118	47	71
Net loss	$(55,355)	$(40,592)	$(14,763)

Revenue
For the nine months ended September 30, 2025 and 2024, Barinthus Bio’s revenue consisted of nil and $15.0 million, respectively, from the OUI License Agreement Amendment with respect to amounts owed to Barinthus Bio by OUI for the commercial sales of Vaxzevria. In 2024, AstraZeneca announced it had made the strategic decision to initiate the withdrawal of marketing authorization for Vaxzevria within Europe, citing decline in demand as the reason for the decision. Barinthus Bio does not expect to receive any further payments relating to future commercial sales of Vaxzevria and, if such payments are due, that Barinthus Bio will be notified of such payments in a timely manner.
Research and Development Expenses
The following table summarizes Barinthus Bio’s research and development expenses for the nine months ended September 30, 2025 and 2024 (in thousands):
	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Change
Direct research and development expenses by program:
VTP-1000 Celiac	$4,184	$4,496	$(312)
VTP-300 HBV	4,819	7,695	(2,876)
Other clinical programs(1)	1,384	4,201	(2,817)
Other pre-clinical programs	1,305	2,398	(1,093)
Total direct research and development expenses	11,692	18,790	(7,098)
Indirect research and development expenses:
Personnel-related (including share-based compensation)(2)	8,061	12,968	(4,907)
Facility related	850	947	(97)
Other indirect costs	1,030	1,221	(191)
Total indirect research and development expenses	9,941	15,136	(5,195)
Total research and development expenses	$21,633	$33,926	$(12,293)

(1)
This includes expenses relating to the infectious disease and oncology programs; VTP-850 Prostate cancer, VTP-200 HPV, VTP-600 NSCLC (the Phase 1/2a trial is sponsored by Cancer Research UK) and VTP-500 MERS (funded pursuant to an agreement with the Coalition for Epidemic Preparedness Innovations (“CEPI”)). Expenses relating to these programs were previously presented separately, but are now aggregated for the prior period comparative.

(2)
This includes $0.2 million and $0.6 million for the nine months ended September 30, 2025 and 2024, respectively, of personnel-related indirect expenses relating to time spent progressing the VTP-500 MERS program, which is funded by CEPI.

Barinthus Bio’s research and development expenses for the nine months ended September 30, 2025 and 2024 were $21.6 million and $33.9 million, respectively.

Direct expenses for the nine months ended September 30, 2025 and 2024 were $11.7 million and $18.8 million, respectively, and consisted of outside services, consultants, laboratory materials, clinical trials, manufacturing of clinical trial materials, as well as costs for external preclinical services and sample testing. Of the $7.1 million decrease, $6.8 million pertains to a net decrease in spend across the infectious disease and oncology programs following the strategic decision to prioritize pipeline assets within the I&I space. Additionally, there was a $0.3 million decrease in spend on VTP-1000, as one-off trial initiation costs incurred in the third quarter of 2024 did not reoccur in the third quarter of 2025.
Indirect research and development expenses for the nine months ended September 30, 2025 and 2024 were $9.9 million and $15.1 million, respectively. The decrease of $5.2 million primarily relates to the reduction in headcount and the associated personnel-related expense (including share-based compensation).
General and Administrative Expenses
General and administrative expenses for the nine months ended September 30, 2025 and 2024 were $33.2 million and $26.6 million, respectively. The increase of $6.6 million relates to an increase of $4.5 million in professional fees attributable to increased strategic activity, an increase of $2.7 million foreign exchange loss, primarily relating to an increase in unrealized losses on foreign exchange driven mainly by translation of United States dollar balances in pound sterling denominated entities, and an increase of $2.1 million in depreciation charges due to the decreased estimated useful lives of the U.K. right of use asset, leasehold improvements and laboratory equipment, offset by a decrease of $2.1 million in personnel-related expenses relating to the reduction in headcount and the associated personnel-related expense (including share-based compensation).
For the nine months ended September 30, 2025 and 2024, impairment of long-lived assets expense was $4.7 million and nil, respectively. This increase relates to the impairment assessment performed during the third quarter of 2025, following an impairment triggering event identified in relation to Barinthus Bio entering a definitive merger agreement to combine in an all-stock transaction with Clywedog. See Note 7 for further details.
Other Operating Income
For the nine months ended September 30, 2025 and 2024, other operating income was $0.5 million and $1.0 million, respectively, primarily resulting from a reduction in qualifying activity for the development of VTP-500 for the prevention of MERS, and associated utilization of the funding provided by CEPI under the Funding Agreement. Minimal future activity is expected following the strategic decision to prioritize pipeline assets in the I&I space.
Interest Income
For the nine months ended September 30, 2025 and 2024, interest income was $1.6 million and $2.0 million, respectively, with the decrease resulting from both the reduction in interest rates and the reduction in cash amounts on short-term cash deposits held by Barinthus Biotherapeutics (UK) Limited.
Research and Development Incentives
For the nine months ended September 30, 2025 and 2024, research and development incentives were $1.9 million and $1.9 million, respectively. Such research and development incentives relate to corporation tax relief on research and development projects incentive programs in the United Kingdom.
Liquidity and Capital Resources
Sources of Liquidity
Since its inception, Barinthus Bio has funded its operations primarily through private and public placements of its ordinary and preferred shares as well as from grants and research incentives, various agreements with public funding agencies, the issuance of convertible loan notes, and most recently from upfront, royalty and milestone payments from Oxford University Innovation (“OUI”) in connection with the OUI License Agreement Amendment for Vaxzevria. Through September 30, 2025, Barinthus Bio has received gross proceeds of approximately $330.1 million from the issuance of its ordinary and preferred shares and convertible loan notes. As of September 30, 2025, Barinthus Bio had cash, cash equivalents and restricted cash of $75.7 million. Key financing and corporate milestones include the following:

•
Between July 2020 and November 2020, Barinthus Bio raised gross proceeds of $41.2 million from the issuance of convertible loan notes;

•
In March 2021, Barinthus Bio raised gross proceeds of $125.2 million from the issuance of its Series B shares;

•
In May 2021, Barinthus Bio raised gross proceeds of $110.5 million from the initial public offering of its ordinary shares on Nasdaq;

•
Between April 2022 and November 2024, Barinthus Bio received $59.5 million of cash from OUI for the commercial sales of Vaxzevria;

•
Between December 2022 and December 2024, Barinthus Bio raised net proceeds of $5.1 million from the issuance of 2,558,586 shares represented by Barinthus ADSs through “at-the-market” offerings under the sales agreement with Jefferies LLC (“Jefferies”).

On August 9, 2022, Barinthus Bio filed a Registration Statement on Form S-3, as amended (the “Shelf”), with the SEC in relation to the registration and potential future issuance of ordinary shares, including ordinary shares represented by Barinthus ADSs, debt securities, warrants and/or units of any combination thereof in the aggregate amount of up to $200.0 million. The Shelf was declared effective on August 17, 2022 and expired as of August 17, 2025. Barinthus Bio also simultaneously entered into a sales agreement with Jefferies, as sales agent, providing for the offering, issuance and sale by Barinthus Bio of up to an aggregate of $75.0 million of its ordinary shares represented by Barinthus ADSs from time to time in “at-the-market” offerings under the Shelf. Between December 2022 and December 2024, whilst the Shelf was effective, Barinthus Bio raised net proceeds of $5.1 million from the issuance of 2,558,586 shares represented by Barinthus ADSs through “at-the-market” offerings under the sales agreement with Jefferies. Following the expiration of the Shelf on August 17, 2025, this ATM facility is no longer available as a source of liquidity.
Barinthus Bio does not currently expect positive cash flows from operations in the foreseeable future, if at all. In most periods, Barinthus Bio has incurred operating losses as a result of ongoing efforts to develop its immunotherapy platforms and its product candidates, including conducting ongoing research and development, preclinical studies, clinical trials, providing general and administrative support for these operations and developing its intellectual property portfolio. Barinthus Bio expects to continue to incur net negative cash flows from operations for at least the next few years as it progresses clinical development, seek regulatory approval, prepare for and, if approved, proceed to manufacture and commercialization of its most advanced product candidates. Operating profits may arise earlier if programs are licensed or sold to third parties before final approval, but this cannot be guaranteed.
On September 29, 2025, Barinthus Bio entered into the Merger Agreement providing for its combination with Clywedog. Barinthus Bio has agreed to various covenants and agreements, including, among others, agreements to conduct its business in the ordinary course of business between the execution of the Merger Agreement and the closing of the Combinations. Outside of certain limited exceptions, Barinthus Bio may not take certain actions without Clywedog’s consent, including (i) acquiring businesses and disposing of significant assets, (ii) incurring expenditures above specified thresholds; (iii) incurring additional debt outside the ordinary course of business, (iv) issuing additional securities, or (v) repurchasing ordinary shares or Barinthus ADSs.

Cash Flows
The following table sets forth a summary of the primary sources and uses of cash (in thousands) for each period presented:
	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Net cash used in operating activities	$(43,737)	$(42,026)
Net cash provided by/(used) in investing activities	414	(614)
Net cash provided by financing activities	2	1,326
Effect of exchange rates on cash, cash equivalents and restricted cash	6,595	5,326
Net decrease in cash, cash equivalents and restricted cash	$(36,726)	$(35,988)
Cash Used in Operating Activities
During the nine months ended September 30, 2025, net cash used in operating activities was $43.7 million, primarily resulting from Barinthus Bio’s net loss of $55.4 million adjusted by depreciation and amortization of $4.9 million, impairment of long-lived assets of $4.7 million, unrealized foreign exchange loss of $3.7 million, non-cash lease expenses of $3.1 million, contingent consideration adjustments of $0.3 million and profit on sale of property and equipment of $0.3 million. The changes in Barinthus Bio’s operating assets and liabilities, net, of $3.8 million primarily related to a $5.2 million decrease in accounts payable and accrued expenses, a $0.4 million decrease in prepaid expenses and other current assets and a $1.5 million decrease in operating lease liabilities, offset by a $2.9 million decrease in research and development incentive receivables, following receipt of the 2023 research and development tax credit claim.
During the nine months ended September 30, 2024, net cash used in operating activities was $42.0 million, primarily resulting from Barinthus Bio’s net loss of $40.6 million adjusted by depreciation and amortization of $4.4 million, share based compensation of $4.0 million, unrealized foreign exchange loss of $2.0 million, non-cash lease expense of $1.1 million and changes in Barinthus Bio’s operating assets and liabilities, net of $12.6 million primarily related to a $15.0 million increase in contract asset (including related parties), a $2.1 million decrease in prepaid expense, $2.0 million increase in deferred income, $1.3 million decrease in operating lease liabilities and $0.2 million decrease in accounts payable and accrued expenses.
Net Cash Provided By/(Used) in Investing Activities
During the nine months ended September 30, 2025 and 2024, cash provided by/(used) in investing activities was $0.4 million and ($0.6 million), respectively. For the nine months ended September 30, 2025, these amounts primarily related to proceeds received upon the sale of U.K. laboratory equipment. For the nine months ended September 30, 2024, these amounts primarily related to capital expenditures related to leasehold improvements on Barinthus Bio’s new office and laboratory facilities in Germantown, Maryland, United States, that Barinthus Bio relocated its operations in June 2023.
Net Cash Provided by Financing Activities
During the nine months ended September 30, 2025, cash provided by financing activities related only to net proceeds received from the issuance of ordinary shares through stock exercises. During the nine months ended September 30, 2024, cash provided by financing activities of $1.3 million primarily related to net proceeds received from the issuance of ordinary shares through the “at-the-market” sales agreement.
Effect of Exchange Rates on Cash, Cash Equivalents and Restricted Cash
During the nine months ended September 30, 2025 and 2024, the effect of foreign exchange on cash, cash equivalents and restricted cash was a gain of $6.6 million and a gain of $5.3 million respectively, primarily as a result of a translational gain from the conversion of balances in pound sterling denominated entities to the United States dollar reporting currency.

Future Funding Requirements
To date, Barinthus Bio has devoted substantially all of its resources to organizing and staffing the company, business planning, raising capital, undertaking preclinical studies and conducting clinical trials of its product candidates. As a result, Barinthus Bio has incurred losses in each year since its inception in 2016, except for 2022 when it was profitable. Barinthus Bio has negative operating cash flows for the period ended September 30, 2025 and as of September 30, 2025, Barinthus Bio had an accumulated deficit of $293.0 million. Barinthus Bio expects to continue to incur significant losses and negative cash flows from operations for the foreseeable future. Barinthus Bio anticipates that its expenses will increase substantially if, and as Barinthus Bio:

•
pursue the clinical and preclinical development of its current product candidates;

•
use its technologies to advance additional product candidates into preclinical and clinical development;

•
seek marketing authorizations for product candidates that successfully complete clinical trials, if any;

•
attract, hire and retain additional clinical, regulatory, quality control and other personnel;

•
expand its operational, financial and management systems and increase personnel, including personnel to support its clinical development, manufacturing and commercialization efforts and its operations as a public company;

•
establish its manufacturing capabilities through third parties or by itself and scale-up manufacturing to provide adequate supply for clinical trials and commercialization;

•
expand, maintain, protect and enforce its intellectual property portfolio;

•
establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any products for which it may obtain marketing approval and intend to commercialize on its own or through a selected partner;

•
acquire or in-license other product candidates and technologies for development and commercialization;

•
incur additional legal, accounting and other expenses in operating its business, including the additional costs associated with operating as a public company; and

•
incur additional legal, advisory, accounting, tax and other expenses in operating its business, including the additional costs associated with completing the Contemplated Transactions.

Even if Barinthus Bio succeeds in commercializing one or more of its product candidates, Barinthus Bio will continue to incur substantial research and development costs and other expenditures to develop and market additional product candidates and Barinthus Bio may never generate revenue that is significant or large enough to achieve profitability. Barinthus Bio may also encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Barinthus Bio’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Barinthus Bio’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital unless and until such losses are eliminated by revenue.
If Barinthus Bio does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, Barinthus Bio’s failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its research and development efforts, expand its business or continue its operations. A decline in the value of Barinthus Bio also could cause you to lose all or part of your investment.
Since its foundation, Barinthus Bio has invested a significant portion of its efforts and financial resources in research and development activities for its viral vector platform (ChAdOx and MVA), acquisition of additional complementary platforms such as SNAP-TI, in-house development of new technologies, and its product candidates derived from these technologies. Preclinical studies and especially clinical trials and additional research and development activities will require substantial funds to complete. Barinthus Bio believes that it will continue to expend substantial resources for the foreseeable future in connection with the development of its current product candidates and programs as well as any future product candidates it may elect to pursue, as well as the gradual gaining of control over Barinthus Bio’s required manufacturing capabilities and other corporate functions. These expenditures will include costs associated with conducting preclinical studies and clinical trials, obtaining regulatory approvals, and potentially in-house manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise as outlined above. Because the outcome of any preclinical study or clinical trial is uncertain and the rate of change of third-party costs is also unpredictable, Barinthus Bio cannot reasonably estimate now the actual amounts which will be necessary to complete the development and commercialization of its current or future product candidates successfully.
Barinthus Bio’s future capital requirements may depend on many factors, including:

•
the timing, outcome and terms of the Contemplated Transactions currently in progress as well as associated transaction and advisory costs;

•
the scope, progress, results and costs of researching and developing its current and future product candidates and programs, and of conducting preclinical studies and clinical trials;

•
the number and development requirements of other product candidates that it may pursue, and of other indications for its current product candidates that it may pursue;

•
the stability, scale and yield of future manufacturing processes as it scales up production and formulation of its product candidates either internally or externally for later stages of development and commercialization;

•
the timing of, success achieved and the costs involved in obtaining regulatory and marketing approvals and developing its ability to establish license or sale transactions and/or sales and marketing capabilities, if any, for its current and future product candidates if clinical trials and approval processes are successful;

•
the success of its collaborations with CEPI, Oxford University/OUI, Arbutus, CanSino Biologics Inc., Cancer Research UK, and the Ludwig Institute and any future collaboration partners;

•
its ability to establish, maintain or terminate collaborations, strategic licensing or other arrangements, and the financial terms of such agreements;

•
the costs of future commercialization activities, including product launch, product sales, marketing, manufacturing and distribution, for any of its current and future product candidates for which it receives marketing approval;

•
the timing, receipt and amount of commercial sales, revenues, milestones or royalties or other income from its future products, should any of its product candidates receive marketing approval; and

•
the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting its intellectual property rights and defending intellectual property-related claims including litigation costs and any damages awarded in such litigation; and

•
the emergence and success or otherwise of competing autoimmune or infectious disease therapies and other market developments.

A change in the outcome of any of these or other variables with respect to the development of any of Barinthus Bio’s current and future product candidates could significantly change the costs and timing associated with the development of that product candidate, in either direction. Furthermore, Barinthus Bio’s operating plans may change in the future owing to research outcomes or other opportunities, and Barinthus Bio may need additional funds to meet operational needs and capital requirements associated with such altered operating plans. Unless and until it can generate a substantial amount of revenue from its product candidates, Barinthus Bio expects to finance its future cash needs through public or private equity offerings, debt financings, collaborations, licensing arrangements or other sources, or any combination of the foregoing.

Based on Barinthus Bio’s current standalone research and development plans, Barinthus Bio expects that its existing cash, cash equivalents, restricted cash and other financial resources will enable it to fund its operating expenses and capital expenditure requirements into the start of 2027. These estimates are based on assumptions that may prove to be wrong, and Barinthus Bio could use its available capital resources more quickly than it expects.
Barinthus Bio may require substantial additional financing in the future to meet any such unanticipated factors, including if the Contemplated Transactions are not consummated timely or at all. If Barinthus Bio raises additional funds through collaborations, strategic alliances, distribution or licensing arrangements with third parties, Barinthus Bio may have to relinquish valuable rights to its technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to Barinthus Bio. If Barinthus Bio is unable to raise additional funds when needed, it would be required to delay, limit, reduce or terminate its product development programs, future commercialization efforts, other operational plans or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.
Lease, Purchase, and Other Obligations
Barinthus Bio has operating lease obligations related to its property, plant and equipment. The obligations related to both short- and long-term lease arrangements are set forth in Note 15 “Commitment and Contingencies” to Barinthus Bio’s condensed consolidated financial statements.
Barinthus Bio enters into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancellable by Barinthus Bio upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancellable obligations of its service providers, up to the date of cancellation.
Barinthus Bio has contingent payment obligations that it may incur upon achievement of clinical, regulatory and commercial milestones, as applicable, or royalty payments that it may be required to make under its licenses; however, the amount, timing and likelihood of such payments are not known as of September 30, 2025.
Emerging Growth Company Status
Barinthus Bio is an emerging growth company under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, Barinthus Bio may delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.
Barinthus Bio will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the closing of its IPO, (b) in which it has total annual gross revenue of at least $1.235 billion, or (c) in which it is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of Barinthus ADSs held by non-affiliates exceeded $700.0 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Recent Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact Barinthus Bio’s financial position and results of operations is disclosed in Note 2 to its condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CLYWEDOG
The following discussion and analysis of Clywedog’s financial condition and results of operations should be read in conjunction with Clywedog’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Clywedog’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out under the section entitled “Risk Factors” beginning page 29 of this proxy statement/prospectus, Clywedog’s actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Statement Concerning Forward-Looking Statements” of this proxy statement/prospectus.
Overview
Clywedog is a clinical-stage biopharmaceutical company focused on the discovery and development of small molecule modulators that target key signaling and gene regulation pathways with potential to halt or reverse the development and progression of major metabolic diseases.
Components of Statements of Operations
Research and development expense
Research and development expenses consist primarily of costs incurred for Clywedog’s research activities, including discovery efforts and the development of its proprietary product candidates, including CLY-101 and CLY-201, and include:
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expenses incurred in connection with the preclinical and clinical development of Clywedog’s product candidates, including development and studies with contract research organizations, or CROs, and consultants;

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the cost of contract manufacturing organizations, or CMOs, that manufacture drug product for use in Clywedog’s preclinical studies and clinical trials and perform analytical testing, scale-up and other services in connection with Clywedog’s development activities;

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costs related to compliance with regulatory and quality requirements; and

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related-party licensing fees.

Research and development activities are central to Clywedog’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development or those in preclinical development. As a result, Clywedog expects that its research and development expenses will continue to increase substantially over the next several years as Clywedog advances into clinical development toward potential regulatory approval, as well as conducts translational research efforts and other preclinical development, including submitting regulatory filings for product candidates it may acquire or develop. In addition to the expected increase in third-party costs, Clywedog expects that its personnel costs, including costs associated with stock-based compensation, will also increase substantially in the future. In addition, as Clywedog advances into clinical trials and, subject to positive data and regulatory approvals, potentially commercialization, Clywedog expects to incur additional expenses.
General and administrative expense
General and administrative expense consists primarily of legal and professional fees. Clywedog expects that its general and administrative expense will increase in the future to support its continued research and development activities, potential commercialization efforts and increased costs of operating as a public company, if the Merger is completed. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Increased costs associated with being a public company will also include expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance and investor relations costs. If any of Clywedog’s current or future product candidates obtains marketing approval, Clywedog expects that it would incur significantly increased expenses associated with sales and marketing efforts.
Gain on extinguishment of debt
Gain on extinguishment of debt reflects a non-cash charge for the difference between the carrying amount of a debt obligation and the amount required to settle it upon termination. The gain included in Clywedog’s results of operations arose from the legal release of Clywedog’s obligation, rather than a cash repayment or refinancing.
Interest expense — related parties
Interest expense primarily consists of interest on related-party promissory notes.
Gain (loss) on issuance of SAFE Agreements
Gain (loss) on issuance of SAFE instruments reflects the non-cash charge for the difference in cash received and the fair value of the SAFE Agreements. SAFE Agreements are subject to re-measurement at each balance sheet date until Clywedog’s obligations under the SAFE Agreements are satisfied.
Results of Operations
Comparison of the Nine Months Ended September 30, 2025 and 2024
The following table summarizes Clywedog’s results of operations for the nine months ended September 30, 2025 and 2024:
	Nine Months Ended September 30,
	2025	2024	Change
Operating expenses:
Research and development	$8,156,839	$3,909,825	$4,247,014	109%
General and administrative	879,364	40,717	838,647	2060%
Total operating expenses	9,036,203	3,950,542	5,085,661	129%
Loss from operations	(9,036,203)	(3,950,542)	(5,085,661)	129%
Other expense:
Gain on extinguishment of debt – related party	1,365,381	—	1,365,381	100%
Interest expense – related party	(100,485)	—	(100,485)	100%
Loss on change in fair value of SAFE instruments	(1,499,000)	—	(1,499,000)	100%
Net loss	$(9,270,307)	$(3,950,542)	$(5,319,765)	135%
Research and development expense
The following table summarizes Clywedog’s research and development expenses for the nine months ended September 30, 2025 and 2024:
	Nine Months Ended September 30,
	2025	2024	Change
CLY-101	$3,419,600	$—	$3,419,600	100%
Pre-clinical expenses	4,737,239	3,909,825	827,414	21%
	$8,156,839	$3,909,825	$4,247,014	109%
Research and development expenses for the nine months ended September 30, 2025 were $8.2 million, compared to $3.9 million for the nine months ended September 30, 2024. The increase of $4.3 million was primarily attributable to a $3.4 million increase in clinical development expenses of CLY-101 stemming from its Phase 1 clinical trial which began in the first quarter of 2025, and a $0.8 million increase in Clywedog’s pre-clinical expenses.
General and administrative expenses
The following table summarizes Clywedog’s general and administrative expenses for the nine months ended September 30, 2025 and 2024:
	Nine Months Ended September 30,
	2025	2024	Change
Legal fees	$600,316	$12,367	$587,949	4754%
Professional fees	169,457	25,000	144,457	578%
Audit fees	104,000	—	104,000	100%
Administrative support and other	5,591	3,350	2,241	67%
	$879,364	$40,717	$838,647	2060%
General and administrative expenses for the nine months ended September 30, 2025 were $0.9 million, compared to $41 thousand for the nine months ended September 30, 2024. The increase of $0.8 million was primarily attributable to a $0.6 million increase in legal fees associated with fees incurred in connection with the Merger, fees incurred to maintain Clywedog’s patent portfolio, and fees incurred as part of expanding infrastructure in preparation to operate as a public company, a $0.1 million increase in professional fees incurred in preparation to operate as a public company, and a $0.1 million increase in audit fees.
Gain on extinguishment of debt — related party
Clywedog recognized a $1.4 million gain on extinguishment of debt during the nine months ended September 30, 2025. The gain was entirely attributable to the termination of a promissory note with a related party that was issued in exchange for the license of an in-process R&D asset that was subsequently cancelled, which occurred in the first quarter of 2025.
Interest expense — related party
Clywedog recognized $0.1 million in interest expense during the nine months ended September 30, 2025, which was entirely attributable to the outstanding principal balance associated with the Clywedog promissory note issued to a related party in December 2024, including non-cash interest expense associated with the amortization of the debt discount.
Loss on change in fair value of SAFE instruments
Clywedog recognized a $1.5 million loss on change in fair value of SAFE instruments during the nine months ended September 30, 2025, which represent a non-cash charge for the increase in fair value of the company’s SAFE liability from the dates of issuance in October 2024 and December 2024, primarily driven by changes in the value of the SAFEs as the probability of the Merger occurring increased.

Comparison of the Years Ended December 31, 2024 and 2023
The following table summarizes Clywedog’s results of operations for the years ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
Operating expenses:
Research and development – related parties	$10,862,250	$112,500	$10,749,750	9555%
General and administrative	350,908	47,363	303,545	641%
Total operating expenses	11,213,158	159,863	11,053,295	6914%
Loss from operations	(11,213,158)	(159,863)	(11,053,295)	6914%
Other expense:
Interest expense – related party	(3,845)	—	(3,845)	100%
Loss on issuance of SAFE instruments	(944,000)	—	(944,000)	100%
Net loss	$(12,161,003)	$(159,863)	$(12,001,140)	7507%
Research and development expense
The following table summarizes Clywedog’s research and development expenses for the year ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
Pre-clinical development expenses – related party	$8,125,325	$112,500	$8,012,825	7123%
License Fees – related party	2,736,925	—	2,736,925	100%
	$10,862,250	$112,500	$10,749,750	9555%
Research and development expenses for the year ended December 31, 2024 were $10.9 million, compared to $0.1 million for the year ended December 31, 2023. The increase of $10.8 million was primarily attributable to an increase in Clywedog’s pre-clinical development costs of $8.0 million attributable GLP toxicology studies, in vivo tests for pharmacokinetics and pharmacodynamics, and safety assessments for CLY-101 in preparation for commencement of a Phase 1 clinical trial in the first quarter of 2025, as well as a $2.7 million increase in Clywedog’s related party licensing fees related to in-process research and development assets licensed from related parties in the fourth quarter of 2024.
General and administrative expenses
The following table summarizes Clywedog’s general and administrative expenses for the year ended December 31, 2024 and 2023:
	Year Ended December 31,
	2024	2023	Change
Legal fees	$236,477	$318	$236,159	74264%
Professional fees	108,456	42,945	65,511	153%
Administrative support and other	5,975	4,100	1,875	46%
	$350,908	$47,363	$303,545	641%
General and administrative expenses for the year ended December 31, 2024 were $0.4 million, compared to $47 thousand for the year ended December 31, 2023. The increase of $0.3 million was primarily attributable to a $0.2 million increase in legal fees in support of Clywedog obtaining funding for continued operation and preparation to operate as a public company, as well as a $0.1 million increase in professional services as Clywedog prepared to operate as a public company.
Loss on issuance of SAFE instruments
Clywedog recognized a $0.9 million loss on issuance of SAFE instruments during the year ended December 31, 2024, which represents a non-cash charge for the difference in fair value of SAFE instruments in excess of cash proceeds received from issuance of SAFE instruments in October 2024 and December 2024.
Liquidity and Capital Resources
Sources of Liquidity
As of September 30, 2025, Clywedog had $0.1 million in cash and an accumulated deficit of $28.3 million. To date, Clywedog has not yet commercialized any products or generated any revenue from product sales and has financed its operations primarily with proceeds from sales of Clywedog’s series seed redeemable convertible preferred stock and the issuance of SAFEs.
Cash Flows
The following table shows a summary of Clywedog’s cash flows for the periods indicated:
	Nine Months Ended September 30,		Year ended December 31,
	2025	2024	2024	2023
Net cash used in operating activities	$(2,672,778)	$(3,782,642)	$(13,212,922)	$(44,063)
Net cash provided by financing activities	—	5,999,997	15,999,997	—
Net (decrease) increase in cash	$(2,672,778)	$2,217,355	$2,787,075	$(44,063)
Cash Flows from Operating Activities
During the nine months ended September 30, 2025, Clywedog used $2.7 million of net cash in operating activities. Cash used in operating activities reflects Clywedog’s net loss of $9.3 million, partially offset by non-cash adjustments of $0.2 million and changes in operating assets and liabilities of $6.4 million. Non-cash adjustments primarily consisted of changes in the fair value of Clywedog’s SAFE liabilities of $1.5 million and interest expense on related party promissory notes of $0.1 million, partially offset by a $1.4 million gain on extinguishment of debt with related parties. Changes in operating assets and liabilities consisted of changes in prepaid expenses and other current assets of $3.4 million, changes in accrued expenses and other current liabilities of $2.8 million, and changes in accounts payable of $0.2 million.
During the nine months ended September 30, 2024, Clywedog used $3.8 million of net cash in operating activities. Cash used in operating activities reflects Clywedog’s net loss of $4.0 million, partially offset by changes in operating assets and liabilities of $0.2 million. Changes in operating assets and liabilities consisted of changes in accrued expenses and other current liabilities of $0.3 million, partially offset by changes in prepaid research and development expenses of $0.1 million.
During the year ended December 31, 2024, Clywedog used $13.2 million of net cash in operating activities. Cash used in operating activities reflects Clywedog’s net loss of $12.2 million and changes in operating assets and liabilities of $4.7 million, partially offset by non-cash adjustments of $3.7 million. Non-cash adjustments primarily consisted of intellectual property licensing fees of $2.7 million and losses on the issuance of SAFE instruments of $0.1 million. Changes in operating assets and liabilities primarily consisted of changes in prepaid research and development expenses of $4.7 million.
During the year ended December 31, 2023, Clywedog used $0.1 million of net cash in operating activities. Cash used in operating activities reflects Clywedog’s net loss of $0.2 million, partially offset by changes in accrued expenses and other current assets of $0.1 million.

Cash Flows from Financing Activities
During the nine months ended September 30, 2024, Clywedog received $6.0 million of net cash from financing activities, entirely attributable to proceeds from issuance of series seed redeemable convertible preferred stock.
During the year ended December 31, 2024, Clywedog received $16.0 million of net cash from financing activities, attributable to $10.0 million in proceeds received from the issuance of SAFE instruments, and $6.0 million from the issuance of series seed redeemable convertible preferred stock.
Funding Requirements
Clywedog expects to devote substantial financial resources to its ongoing and planned activities, particularly as it conducts its ongoing clinical trials of CLY-101 and CLY-201, and advances its discovery programs and continues its product development efforts.
Clywedog expects its expenses to increase substantially in connection with its ongoing activities, particularly as it advances its pre-clinical activities and clinical trials. In addition, if Clywedog obtains marketing approval for CLY-101, CLY-201 or any other product candidate it is developing or develops in the future, it expects to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Furthermore, upon the closing of the Merger, if ever, it expects to incur additional costs associated with operating as a public company. Accordingly, Clywedog will need to obtain substantial additional funding in connection with its continuing operations. If Clywedog is unable to raise capital or obtain adequate funds when needed or on acceptable terms, it may be required to delay, limit, reduce or terminate its discovery and product development programs or any future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. In addition, attempting to secure additional financing may divert the time and attention of Clywedog management from day-to-day activities and distract from its discovery and product development efforts.
Clywedog’s future capital requirements will depend on many factors, including:
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the scope, timing, progress, results and costs of preclinical and clinical development activities;

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the costs, timing and outcome of regulatory review of product candidates;

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the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any product candidates for which Clywedog receives marketing approval;

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the costs of establishing and maintaining arrangements with third party manufacturers for preclinical and clinical development activities and commercial supply of products that receive marketing approval, if any;

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the revenue, if any, received from commercial sale of our approved products, should any product candidates receive marketing approval;

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the cash requirements of any future acquisitions or discovery of product candidates;

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the cost and timing of attracting, hiring and retaining skilled personnel to support our operations and continued growth;

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the cost of implementing operational, financial and management systems;

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the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Clywedog’s intellectual property rights and defending its ability to establish and maintain collaborations, strategic partnerships or marketing, distribution, licensing or other strategic arrangements with third parties on favorable terms, if at all; and

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the costs associated with operating as a public company.

As of September 30, 2025, Clywedog had cash of $0.1 million. Prior to the consummation of the Merger, Clywedog expects to raise approximately $15 million in additional capital through the sale and issuance of SAFEs to certain existing and new investors. Clywedog believes that following the consummation of the SAFE financing and the Merger, it will have sufficient cash to sustain its operating expenses and capital expenditure requirements at least through 2027. However, Clywedog has based this estimate on assumptions that may prove to be wrong, and its operating plan may change as a result of many factors currently unknown to Clywedog. In addition, changing circumstances could cause Clywedog to consume capital significantly faster than it currently anticipates, and Clywedog may need to spend more than currently expected because of circumstances beyond its control. As a result, Clywedog could deplete its capital resources sooner than it currently expects. In addition, because the successful development of CLY-101 and CLY-201 and any other product candidates that it pursues is highly uncertain, at this time Clywedog cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any product candidate.
Clywedog’s expectations regarding the funds available to the combined company following the closing of the Merger and the cash runway of the combined company represents Clywedog’s intentions based upon its current plans for the combined company and business conditions. The amounts and timing of the combined company’s expenditures may vary significantly depending on numerous factors, including the progress of the combined company’s development efforts, the status of and results from clinical trials and preclinical studies, the timing of regulatory submissions, as well as any collaborations that the combined company may enter into with third parties for its product candidates, and any unforeseen cash needs. As a result, the combined company’s management will retain broad discretion over the allocation of the anticipated funds available to the combined company following the closing of the Merger.
Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Clywedog may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Clywedog’s product candidates, if approved, may not achieve commercial success. Clywedog will not generate commercial revenues unless and until it can achieve sales of products, which it does not anticipate for a number of years, if at all. Accordingly, Clywedog will need to obtain substantial additional financing to achieve its business objectives. Adequate additional financing may not be available to Clywedog on acceptable terms, or at all, and may be impacted by the economic climate and market conditions. For example, market volatility in the U.S. or global economic or market conditions could also adversely impact Clywedog’s ability to access capital as and when needed. Alternatively, Clywedog may seek additional capital due to favorable market conditions or strategic considerations, even if it believes it has sufficient funds for its current or future operating plans.
Until such time, if ever, as the combined company (post-Merger) can generate substantial revenues from product sales, Clywedog expects to finance its cash needs through a combination of public and private equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that Clywedog raises additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect your rights as a holder of Clywedog securities. Debt financing and preferred equity financing, if available, would increase Clywedog’s fixed payment obligations and may involve agreements that include covenants limiting or restricting Clywedog’s operations and ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing Clywedog’s assets, making capital expenditures, redeeming its stock, making certain investments, declaring dividends or other operating restrictions that could adversely impact Clywedog’s ability to conduct its business.
If Clywedog raises funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Clywedog may have to relinquish valuable rights to its intellectual property, future revenue streams, discovery programs or product candidates, grant licenses on terms that may not be favorable to Clywedog or grant rights to develop and market product candidates that Clywedog would otherwise prefer to develop and market itself, any of which may have a material adverse effect on Clywedog’s business, operating results and prospects. If Clywedog is unable to raise capital or obtain adequate funds when needed or on acceptable terms, it may be required to delay, limit, reduce or terminate its discovery and product development programs or any future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

License Agreements
Viriom License Agreement
On February 13, 2025, Clywedog entered into the Viriom License Agreement, whereby Viriom acquired exclusive rights in the Russian Federation to the TYK2 Licensed Molecule for the treatment of TYK2 Indications as monotherapy or as co-administered in combination with small molecule drugs or biological drugs.
Under the terms the Viriom License Agreement, Clywedog has granted Viriom an exclusive license, with the right to grant and authorize sublicenses, under Clywedog’s patents and know-how to develop, test, make and use of the TYK2 Licensed Molecule to develop, test, make, have made, use, sell, offer for sale, import and otherwise exploit the product as it relates to the TYK2 Indications during the term of the Viriom License Agreement.
As consideration for the Viriom License Agreement, Viriom has agreed to pay Clywedog a percentage of net sales of certain products during certain royalty periods. As of the date of this proxy statement/prospectus, no payments have been received, and no income or expenses have been recognized under the License Agreement.
Critical Accounting Policies
Clywedog management’s discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires Clywedog to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in its consolidated financial statements. On an ongoing basis, Clywedog evaluates its estimates and judgments, including those related to accrued expenses and the valuation of SAFE liabilities. Clywedog bases its estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While Clywedog’s significant accounting policies are described in more detail in Note 2 to its audited consolidated financial statements included elsewhere in this proxy statement/prospectus, Clywedog believes the following accounting policies are the most critical to the judgments and estimates used in the preparation of its consolidated financial statements.
Research and Development Expenses
Research and development expenses consist primarily of cost of subcontractors and materials used for research and development activities, including clinical and preclinical studies, materials and supplies, and professional services. The costs of services performed by others in connection with the research and development activities of the Company, including research and development conducted by others on behalf of the Company, are included in research and development expenses and expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are probable to be achieved.
SAFE Liabilities
The SAFE instruments issued by Clywedog in 2024 have the potential for cash settlement upon the occurrence of certain “liquidity events” (including a change of control, direct listing, or initial public offering) and “dissolution events” (including voluntary termination of operations, a general assignment for the benefit of the Company’s creditors, or any other liquidation, dissolution or winding up of the Company (excluding a liquidity event), whether voluntary or involuntary). The instruments, at the election of the holder, can also be settled in shares of the Company’s common stock, which are contingently redeemable upon a liquidation event that may obligate the Company to transfer assets at some point in the future. The SAFE instruments were determined to be liability classified at issuance and recorded at estimated fair value. The SAFE instruments are subject to remeasurement at each reporting date with changes in estimated fair value recognized in other income (expense) in the condensed consolidated statements of operations until settlement or termination in cash or shares. Refer to Note 4 of the audited consolidated financial statements of Clywedog included elsewhere in this proxy statement/prospectus for additional information.
Recent Accounting Pronouncements
See Note 2 to Clywedog’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to its consolidated financial statements.
Off-Balance Sheet Arrangements
Clywedog does not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Clywedog does not engage in off-balance sheet financing arrangements. In addition, Clywedog does not engage in trading activities involving non-exchange traded contracts. Clywedog therefore believes that it is not materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in these relationships.
Qualitative and Quantitative Disclosures About Market Risk
Clywedog is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate sensitivities. Clywedog’s interest-earning assets consist of cash. Interest income earned on these assets was de minimis for the years ended December 31, 2024 and 2023 and for the nine months ended September 30, 2025 and 2024.

THE TRANSACTIONS
This section of the proxy statement/prospectus describes material aspects of the Transactions. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the Merger Agreement and the other documents referred to in this document, for a more complete understanding of the Transactions. This section is not intended to provide you with any factual information about Barinthus Bio or Clywedog. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Barinthus Bio makes with the SEC, as described in the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
The Combinations
Scheme Transaction
The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein, Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant to the Scheme of Arrangement (subject to any modification, addition or condition which (i) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (ii) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the UK Companies Act and the Merger Agreement).
At the Scheme Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire the Scheme Shares, which, for the avoidance of doubt, will include Barinthus Ordinary Shares in the capital of Barinthus Bio held by the Depositary (or to the extent that the Depositary is not itself the registered holder of such shares that underly the Barinthus ADSs, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement) each representing one Barinthus Ordinary Share from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) the Per Share Scheme Consideration, plus (ii) the Fractional Scheme Share Consideration. In connection with the Combinations, and as part of the Court approval of the Scheme of Arrangement, the amount standing to the credit of Barinthus Bio’s share premium account shall be cancelled and, following the Scheme Effective Time and at the discretion of the Barinthus Board, such amount will be distributed by Barinthus Bio to Topco for the purpose of the Self-Tender Offer.
Following the Scheme Effective Time, Topco may, in its discretion, elect to commence a Self-Tender Offer to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
Merger
Following the Scheme Transaction, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the DGCL.
At the Merger Effective Time, each Clywedog Share, other than Clywedog Shares held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) the Per Share Merger Consideration, rounded down to the nearest whole share, plus (ii) cash in lieu of any fractional shares.
Upon the closing of the Merger, Clywedog stockholders will own approximately 66% of the combined company and Barinthus Shareholders will own approximately 34% of the combined company, on a fully diluted basis.

Background to the Transactions
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Barinthus Board, the Transaction Committee, Barinthus Bio’s representatives and advisors, Clywedog, Clywedog’s representatives and advisors, and other parties.
The Barinthus Board, together with Barinthus Bio management and with the assistance of its advisors, regularly review and discuss the near and long-term operating and strategic priorities of Barinthus Bio. Among other things, these reviews and discussions focus on the opportunities and risks associated with the operations, financial performance and planning, competitive position, strategic relationships and potential long-term strategic options for Barinthus Bio. The Barinthus Board, together with Barinthus Bio management, regularly reviews potential strategic alternatives and opportunities to enhance shareholder value.
Throughout the second half of 2024, the Barinthus Board, together with management, focused on strategic pipeline prioritization in light of, among other things, interim data for its lead assets that while positive, provided uncertainty on their future potential, Barinthus Bio’s limited resources and anticipated cash runway, and certain assumptions on the probability of success for each of its assets. Members of the Barinthus Board and Barinthus Bio management also discussed potential counterparties for a strategic transaction involving Barinthus Bio, including asset acquisitions, whole company sale or merger (collectively, “Strategic Transactions”) and began initial outreach. From June 2024 through May 2025, Barinthus Bio, and with the assistance of representatives of Oppenheimer following their engagement, contacted 30 potential counterparties, including the ones described below, to discuss a potential Strategic Transaction (as defined below) and entered into 15 mutual confidentiality agreements, three of which contained customary standstill provisions as described below.
On June 17, 2024, Barinthus Bio entered into a mutual confidentiality agreement with Party A, a biotech company, which did not contain a “standstill” provision.
On September 11, 2024, Barinthus Bio entered into a mutual confidentiality agreement with Party B, a biotech company, which included a customary “standstill” provision binding on the counterparty that was subject to customary fallaway provisions.
During October 2024, the Barinthus Board tasked management with preparing a budget proposal to try to extend Barinthus Bio’s cash runway to the start of 2027. It was anticipated that this would involve prioritization of Barinthus Bio’s immune tolerance research and development programs. It was acknowledged that such a proposal might also require the postponement of clinical programs after their latest data points, as well as a reduction in workforce which would be completed during the first half of 2025, and closure of its U.K. site.
On October 30, 2024, the Barinthus Board held a meeting with management and representatives of Goodwin Procter LLP, outside counsel to Barinthus Bio (“Goodwin”), in attendance. Barinthus Bio management presented updated data on its HBV immunotherapeutic program (“HBV”) and other current programs. The Barinthus Board also discussed ongoing business and corporate development initiatives. The Barinthus Board had further discussions which resulted in a decision to prioritize exploration of opportunities for the sale or partnership of the HBV program, continuing to develop VTP-1000 and focus on the SNAP-TI platform, while simultaneously evaluating other Strategic Transactions. The Board instructed management to contact potential counterparties that may be interested in a Strategic Transaction.
On November 19, 2024, William Enright, Chief Executive Officer of Barinthus Bio, met with a representative of Oppenheimer to discuss current strategic opportunities for life sciences companies.
On November 21, 2024, Barinthus Bio entered into a mutual confidentiality agreement with Party C, a biotech company, which did not contain a “standstill” provision.
On November 26, 2024, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. Among other things, the Barinthus Board decided to form a transaction committee (“Transaction Committee”) to consider, review, and evaluate any activity or proposals made with respect to a Strategic Transaction. The Barinthus Board determined that the Transaction Committee was being formed for expediency of process, and not in response to any potential or actual conflict of interest in relation to the potential counterparties. The Barinthus Board appointed Alex Hammacher, Joseph Scheeren, Pierre Morgon and Anne Phillips, to the Transaction Committee. The Barinthus Board also authorized management to formally engage a financial advisor in connection with a potential Strategic Transaction, and to prepare financial projections for Barinthus Bio at the appropriate time for review and approval by the Board to use in evaluating a potential Strategic Transaction.
On December 2, 2024, Barinthus Bio entered into a mutual confidentiality agreement with Party D, a biotech company, which did not contain a “standstill” provision.
On December 13, 2024, Barinthus Bio received a non-binding term sheet from Party C for a “reverse merger” transaction, in which Barinthus Bio would survive as the parent entity following a merger with Party C, a privately held company, with consideration in the form of publicly listed Barinthus Bio shares issuable to Party C’s stockholders. The term sheet contemplated a valuation for Barinthus Bio of $95 million, a valuation for Party C of $175 million, potential concurrent private placement investments of $50 million, and a post-closing ownership allocation to Barinthus Shareholders of approximately 29.7% of the combined entity. The proposal reflected a closing cash amount for Barinthus Bio of $75 million.
On December 17, 2024, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. Representatives of Oppenheimer were also in attendance for a portion of the meeting. The attendees discussed strategic alternatives available to Barinthus Bio and answered questions regarding the same. Following the departure of the Oppenheimer team, the Barinthus Board discussed the potential strategic alternatives and the engagement of Oppenheimer as its financial advisor. The Barinthus Board agreed to engage Oppenheimer based on, among other factors, Oppenheimer’s qualifications, professional reputation and industry expertise, and subject in all respects to the Barinthus Board’s review of a customary relationships disclosure to be produced by Oppenheimer. The Barinthus Board also agreed to revise the membership of the Transaction Committee to oversee the evaluation of Strategic Transactions and related negotiations and appointed Alex Hammacher, William Enright, Robin Wright, and Karen Dawes as members of the committee. The Barinthus Board agreed that the Transaction Committee was being formed for expediency of process, and not in response to any conflict of interest in relation to any potential counterparties. The Barinthus Board also discussed the key terms of the term sheet submitted by Party C on December 13, 2024 and, in particular, the reverse merger transaction structure proposed in light of the cash position of Barinthus Bio, its inability to generate meaningful investor interest to raise additional capital, its status as a public company, similar transactions recently completed with attractive merger partners and the potential halting of further development of its programs in order to, among other reasons, conserve its cash position. Concerns were raised regarding the relative valuations proposed by Party C. The Barinthus Board authorized management and the Transaction Committee to continue discussions with Party C regarding a potential reverse merger while also continuing to explore the availability of other Strategic Transactions and counterparties.
On December 20, 2024, Barinthus Bio engaged Oppenheimer as exclusive financial advisor to Barinthus Bio in its evaluation of potential Strategic Transactions and to deliver, if requested by the Barinthus Board, an opinion with respect to any such transaction.
On December 27, 2024, at the direction of the Transaction Committee, representatives of Oppenheimer met with representatives of Party C to discuss the proposed valuation pursuant to the term sheet delivered on December 13, 2024.
On each of January 2, 2025 and January 3, 2025, representatives of Barinthus Bio met with representatives of Party D to discuss each party’s ongoing programs and platforms.
On January 8, 2025, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. Barinthus Bio management presented an updated budget proposal for 2025 and key assumptions, which included postponing clinical development of VTP-300 in its HBV program unless and until a third-party partnership with respect to VTP-300 was established, and postponing clinical development of VTP-850 after the completion of the Ph1 portion of the Ph1/2 ongoing clinical study. The budget proposal aimed to prioritize Barinthus Bio’s immune tolerance research and development programs. The restructuring plan, which had been developed by and discussed among Barinthus Bio management and the Barinthus Board beginning in October 2024, also included an approximate 65% reduction in workforce which would be completed during the first half of 2025, and closure of its U.K. site in an effort to extend cash runway to the start of 2027. Following discussion, the Barinthus Board approved the updated 2025 budget and restructuring plan.
On January 10, 2025, Barinthus Bio publicly announced the restructuring plan.
On January 29, 2025, Barinthus Bio entered into a mutual confidentiality agreement with Party E, a biotech company, which did not contain a “standstill” provision.
On February 5, 2025, representatives of Barinthus Bio met with representatives of Party B to discuss their respective businesses and present the Barinthus Bio programs and SNAP-TI platform to Party B. While the parties discussed several strategic options, including a potential cross-licensing arrangement between the parties, Party B ultimately determined in April 2025 that it was not in a position to move forward with a potential Strategic Transaction in the near term.
On February 10, 2025, representatives of Barinthus Bio met with representatives of Party E to discuss Party E’s portfolio and programs.
On February 24, 2025, representatives of Barinthus Bio met with representatives of Party E to discuss Barinthus Bio’s portfolio and SNAP-TI platform.
Between February 11, 2025 and February 20, 2025, representatives of Barinthus Bio met with representatives of each of Party A, Party F, a biotech company, and Party G, a biotech company, to discuss potential strategic opportunities.
On February 20, 2025, Barinthus Bio entered into a mutual confidentiality agreement with Party H, a biotech company, which did not contain a “standstill” provision.
Also on February 20, 2025, Barinthus Bio received a non-binding term sheet from Party A for a reverse merger transaction. The term sheet contemplated a valuation for Barinthus Bio of $100 million, a valuation for Party A of $195 million, potential concurrent private placement investments of an undetermined amount, and a post-closing ownership allocation to Barinthus Shareholders of approximately 33.9% in the combined entity, subject to adjustment based on any shortfall in a minimum closing cash requirement of $90 million.
On February 21, 2025, Barinthus Bio entered into separate mutual confidentiality agreements with Party F and Party G, neither of which contained a “standstill” provision.
On each of February 24, 2025 and February 26, 2025, representatives of Barinthus Bio again met with representatives of each of Party E and Party F to discuss business and technical opportunities.
On February 28, 2025, at the direction of the Transaction Committee, representatives of Oppenheimer met with representatives of Party E to discuss general process matters, including potential transaction structures.
On March 4, 2025 and March 10, 2025, representatives of Barinthus Bio met with representatives of Party H to discuss each party’s portfolio and potential strategic opportunities.
On March 5, 2025, at the direction of the Transaction Committee, representatives of Oppenheimer conveyed to Party A that Barinthus Bio would require a meaningful relative increase in the valuation ascribed to Barinthus Bio in order to engage in further discussions with Party A regarding a potential transaction.
On March 6, 2025, a representative of Party C contacted Mr. Enright and reiterated Party C’s interest in pursuing a combination with Barinthus Bio. Mr. Enright indicated that unless Party C was able to increase the relative valuation of Barinthus Bio from their last proposal significantly, the Barinthus Board would not be interested in engaging in further discussions with Party C regarding a potential transaction.

On March 7, 2025, at the direction of the Transaction Committee, representatives of Oppenheimer contacted representatives of Party C to discuss proposed valuation and convey that Barinthus Bio would expect a meaningful improvement in the proposed valuation of Barinthus Bio to engage in further discussions.
Also on March 7, 2025, at the direction of the Transaction Committee, representatives of Oppenheimer contacted representatives of Party E to discuss potential structures of a transaction. Following discussion, representatives of Party E requested a meeting with representatives of Barinthus Bio to further discuss strategic opportunities.
On March 11, 2025, representatives of Barinthus Bio met with representatives of Party E to further discuss each party’s technologies and potential strategic opportunities.
On March 18, 2025, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. Representatives of Oppenheimer were in attendance for a portion of the meeting as well. The Barinthus Board discussed, among other things, the recent interactions with Party A, Party B, Party C, Party D, Party E, Party F and Party H, regarding a potential Strategic Transaction, including the term sheets received from Party A and Party C. The Barinthus Board authorized management to continue to engage in due diligence processes with Party A with the goal of enabling Party A to increase the valuation ascribed to Barinthus Bio. Representatives of Oppenheimer discussed recent market trends for transactions involving companies they deemed relevant and additional potential counterparties that representatives of Oppenheimer could contact to gauge interest in a potential transaction. Following discussion, the Barinthus Board authorized Oppenheimer to continue outreach to potential counterparties that may be interested in a Strategic Transaction involving Barinthus Bio and that could execute a transaction on the desired timeline and keep the Transaction Committee apprised on such discussions.
On March 20, 2025, Barinthus Bio publicly reported its financial results for the year ended December 31, 2024.
Also on March 20, 2025, representatives of Barinthus Bio presented to Party A additional information regarding SNAP-TI, Barinthus Bio’s proprietary platform for promoting immune tolerance.
Later that day, representatives of Barinthus Bio met with representatives of Party F to discuss Barinthus Bio’s Celiac program.
On March 26, 2025, as directed by the Transaction Committee, representatives of Oppenheimer sent on behalf of Barinthus Bio, a term sheet to each of Party D, Party E and Party F, the preferred counterparties based on, among other things, strategic fit with Barinthus Bio’s existing portfolio, clinical stage of the counterparties’ respective programs, and potential fundability, for a merger transaction in an effort to encourage these parties to deliver written counterproposals and begin substantive negotiation of deal terms.
Between April 1, 2025 and April 23, 2025, representatives of Barinthus Bio held multiple due diligence sessions with representatives of Party F. The due diligence sessions covered, among other things, Barinthus Bio’s lead assets, as well as financial, regulatory, clinical, CMC and manufacturing due diligence and legal structuring matters.
Between April 8, 2025 and April 16, 2025, representatives of Barinthus Bio also held multiple due diligence sessions with representatives of Party D, which sessions covered CMC, financial and technical due diligence matters. Following these sessions, Party D decided not to move forward with a potential transaction with Barinthus Bio at this time in order to focus on their other strategic opportunities.
On April 11, 2025, Barinthus Bio received a request for discussions from Party I, a biotech company, and entered into a mutual confidentiality agreement with Party I, which did not contain a “standstill” provision.
On April 14, 2025, Mr. Enright and Mr. Wright met with representatives of Party I to discuss Party I’s technology and a potential merger between the two companies. On April 22, 2025, Barinthus Bio received a non-binding letter of interest from Party I for a potential strategic transaction between the parties. The letter did not include any specific terms of a potential transaction, indicating that Party I would have to engage in further due diligence processes.

On April 26, 2025, Party A submitted a revised term sheet with proposed, among other things, a post-closing ownership allocation to Barinthus Shareholders of approximately 30.9% of the combined entity, which ownership allocation would be adjusted based on the actual amount of cash delivered by Barinthus Bio at closing.
On April 29, 2025, representatives of Barinthus Bio met with representatives of Party I to discuss the Barinthus Bio and Party I portfolios and the overall strategy and vision for a potential combined company. Following the meeting, Barinthus Bio sent Party I a non-binding term sheet providing for a merger between the parties with former Barinthus Shareholders owning approximately 60% of the combined company and former Party I shareholders owning approximately 40% of the combined entity.
On April 30, 2025, Barinthus Bio received a revised term sheet from Party F, which provided a post-closing ownership allocation to Barinthus Shareholders of approximately 55% of the combined entity; a contingent value right (a “CVR”) tied to receipt of FDA approval of Party F’s lead product, and a separate CVR tied to third party partnership of VTP-300 within five years of closing; and a minimum closing cash amount of Barinthus Bio of $65 million and of Party F of $10 million.
On May 1, 2025, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of each of Goodwin and Oppenheimer were in attendance. Representatives of Oppenheimer updated the Barinthus Board on their recent discussions with Party A, Party E, Party F and Party I regarding a potential transaction involving Barinthus Bio. Representatives of Goodwin then reviewed the various opportunities and potential issues and implications of each. Following discussion, the Barinthus Board determined not to move forward with Party A, given the proposed ownership allocations in the term sheet delivered on April 29, 2025 which ascribed a lower allocation to Barinthus Shareholders compared to Party A’s initial term sheet, and the high minimum closing cash requirement, and directed management to continue to negotiate a term sheet with Party I on terms acceptable to Barinthus Bio as the preferred transaction. The Barinthus Board also authorized management to continue discussions with Party F as an alternative strategic option, in the event a satisfactory agreement with Party I could not be reached. The Board also directed management to construct a plan for voluntary liquidation of Barinthus Bio, including the potential continuation of SNAP-TI as a newly formed private company, in the event that a transaction with either Party F or Party I could not be finalized and the remaining operations of Barinthus Bio were to be discontinued.
Also on May 1, 2025, a representative of D. Boral Capital (“D. Boral”), financial advisor to Clywedog Therapeutics, Inc. (“Clywedog”), contacted Mr. Enright, requesting a call to discuss a potential transaction between Barinthus Bio and Clywedog.
On May 5, 2025, Mr. Enright held a teleconference with a representative of D. Boral to discuss Clywedog’s business and Clywedog’s interest in pursuing a potential transaction with Barinthus Bio. Following discussion, the parties determined to schedule a meeting with representatives of Clywedog to discuss Clywedog’s assets and a potential transaction with Barinthus Bio further.
Also on May 5, 2025, at the direction of the Transaction Committee, representatives of Oppenheimer met with Party E to discuss the status of their proposal. Following discussions, Party E determined not to move forward due to certain macroeconomic factors and the post-closing ownership allocation sought by Barinthus Bio, among other things.
On May 7, 2025, Barinthus Bio publicly reported its Q1 2025 earnings. Barinthus Bio disclosed that it would not invest in VTP-300 for its HBV program beyond the completion of its ongoing clinical trial and would seek potential partners for its further development and that it would also cease investment in other existing assets that are based upon the viral vector platforms.
On May 8, 2025, the Transaction Committee held a meeting with representatives of Oppenheimer in attendance. Representatives of Oppenheimer discussed the status of negotiations with Party F and Party I, the only counterparties (other than Clywedog) that continued to engage in discussions with Barinthus Bio and Oppenheimer regarding a potential transaction.
Also on May 8, 2025, Party I submitted a term sheet providing a post-closing ownership allocation to Barinthus Shareholders of approximately 58% of the combined entity and a minimum cash requirement of $70 million and requested an exclusivity period of five weeks.

From May 14, 2025 through May 19, 2025, representatives of Barinthus Bio and Party I held multiple diligence sessions to discuss their respective lead product candidates, intellectual property and financial matters.
On May 16, 2025, Mr. Enright met with representatives of Clywedog, including Dr. Iain Dukes and Dr. Nikolay Savchuk, Clywedog’s President and Chief Executive Officer, respectively, to discuss the parties’ respective businesses. Mr. Enright informed Clywedog that Barinthus Bio was fairly advanced in term sheet discussions with another party.
On May 20, 2025, the Barinthus Board held a meeting with management in attendance. Mr. Enright provided an update on the negotiation of a term sheet with Party I. Management updated the Barinthus Board on the ongoing due diligence work performed to date. Following discussion, the Barinthus Board authorized and directed Mr. Enright to execute the term sheet as presented, subject to finalization of certain terms discussed at the meeting and authorized and directed Mr. Enright to enter into an exclusivity period with Party I for up to six weeks.
On May 22, 2025, Barinthus Bio and Party I entered into a term sheet, which provided for a binding five-week period of exclusivity. The term sheet provided that the post-closing ownership allocation would be determined based on each party’s trailing sixty-day volume weighted average price.
Later that day, Mr. Enright notified D. Boral that Barinthus Bio was under exclusivity with another party and could not continue discussions with Clywedog regarding a potential transaction while that exclusivity was in place.
From and after the execution of the term sheet with Party I on May 22, 2025, representatives of Goodwin and outside counsel for Party I negotiated a merger agreement and other ancillary agreements for the contemplated merger transaction.
However, on July 2, 2025, the parties determined to not move forward with a potential transaction as a result of the parties’ inability to come to an agreement on key post-closing employment terms.
On July 3, 2025, the Transaction Committee held a meeting where members of the Barinthus Bio management teams and representatives of each of Goodwin and Oppenheimer were in attendance. The Transaction Committee discussed the termination of negotiations with Party I on July 2, 2025 and determined to discuss with the Barinthus Board the possibility of a spin-out of the SNAP-TI platform or a voluntary liquidation, as previously discussed. Later that day, the Barinthus Board held a meeting at which the Transaction Committee provided an update on the termination of negotiations with Party I. Following discussion of alternatives, the Barinthus Board directed Mr. Enright to evaluate additional steps to conserve capital while the Barinthus Board continued to evaluate with its advisors a potential spin-out of the Snap-TI platform or a voluntary liquidation. The Barinthus Board also directed management and Oppenheimer to contact additional strategic companies to gauge interest in a strategic transaction.
Following this meeting, at the direction of the Barinthus Board, the Barinthus Bio management team and representatives of Oppenheimer contacted several additional strategic companies, including Party F, and one financial sponsor party, to gauge their interest in evaluating a strategic transaction. Each of these parties, other than Party F, affirmatively declined to pursue a potential transaction with Barinthus Bio at that time.
On July 10, 2025, Mr. Enright met with representatives of Party F to discuss recent progress with their clinical programs and discussions with the FDA. Party F indicated a desire to continue discussions and that it would follow up with potential opportunities for the parties to consider.
On July 14, 2025, a representative of D. Boral contacted Mr. Enright inquiring about the status of a potential strategic transaction with the other party and Mr. Enright told the representative that Barinthus Bio was no longer pursuing a transaction with the other party.
Later that day, the Transaction Committee held a meeting at which the Barinthus Bio management team were in attendance. The Transaction Committee discussed the ongoing review of Strategic Transactions, including the continued interest from Party F, a potential new opportunity with Clywedog and potential wind-down transaction counterparties.

On July 15, 2025, Barinthus Bio entered into a mutual confidentiality agreement with Party K, a health care and biotech focused investment firm, which included a customary “standstill” provision binding on the counterparty that was subject to customary fallaway provisions.
Also on July 15, 2025, Barinthus Bio received a non-binding wind-down proposal from Party F for the acquisition of all outstanding capital stock of Barinthus Bio for $4 million in cash plus a CVR to receive a portion of any cash remaining following the liquidation of Barinthus Bio following the closing of the transaction. The proposal also provided, as an alternative, up to $6 million in Party F stock instead of cash consideration and/or a CVR representing a right to receive any proceeds from the monetization of Barinthus Bio’s Celiac asset. Party F indicated it would no longer be interested in a reverse merger transaction given, among other things, the parties’ inability to agree on valuation.
On July 18, 2025, Barinthus Bio entered into a mutual confidentiality agreement with Party J, a biotech focused investment firm, which included a customary “standstill” provision binding on the counterparty that was subject to customary fallaway provisions.
On July 20, 2025, the Transaction Committee held a meeting. Mr. Enright provided an update on the proposal received from Party F on July 15, 2025 and recent discussions with Party J and Party K. Mr. Enright also updated the Transaction Committee on the recent outreach from D. Boral on behalf of Clywedog. Following discussion, the Transaction Committee directed Mr. Enright to work with Oppenheimer and Goodwin to provide a more detailed comparison of a potential transaction with Party J and Party K compared to a voluntary liquidation, including the timing and costs associated with each option, while also reengaging with Clywedog regarding a potential transaction between the parties.
On July 21, 2025, the Transaction Committee held a meeting. Following the discussion, the Transaction Committee determined to stop discussions with Party F regarding a potential transaction, given the Transaction Committee’s view that Party F was less qualified to complete a transaction of this nature compared to other potential counterparties. The Transaction Committee requested a comparison of the various wind-down options with strategic counterparties Party J and Party K, and liquidation consultants Consultant A and Consultant B. The Transaction Committee also requested that a full Barinthus Board meeting be scheduled to review these options.
On July 24, 2025, the Transaction Committee held a meeting with representatives of Oppenheimer in attendance. Following discussion of the ongoing evaluation of Strategic Transactions, the Transaction Committee requested that representatives of Oppenheimer continue to push Party J and Party K to deliver formal proposals.
On July 25, 2025, Barinthus Bio entered into a mutual confidentiality agreement with Clywedog, which included a customary “standstill” provision binding on each party that was subject to customary fallaway provisions.
On July 28, 2025, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. The Transaction Committee provided an overview of the various alternatives following the termination of the potential transaction with Party I, including a strategic transaction with Clywedog, Party J or Party K, a spin-out of the SNAP-TI platform into a new company or a voluntary liquidation. The Barinthus Board asked questions and discussed the timing and costs associated with each alternative and determined the evaluation of a potential spin-out of the SNAP-TI platform would not be prioritized, given the anticipated additional costs and complexities related to such a transaction. Representatives of Goodwin then presented additional details of a liquidation process and the Barinthus Board’s fiduciary duties in the context of its review of strategic alternatives and liquidation. Following discussion, the Barinthus Board determined to wait to review proposals from Party J and Party K before making a determination as to next steps. However, following this meeting, both Party J and Party K indicated to representatives of Oppenheimer that neither would be submitting a proposal for a potential transaction with Barinthus Bio given, among other reasons, the potential complexities of a merger by a U.S. firm with a U.K. company.
On July 29, 2025, Barinthus Bio management and the Transaction Committee held a due diligence session with representatives of Clywedog, including Dr. Dukes, to further discuss Clywedog’s assets. The following day, representatives of Clywedog, including Dr. Dukes, met with management to discuss Barinthus Bio’s assets.

On July 30, 2025, representatives of Barinthus Bio met with representatives of a lead investor in Clywedog, to discuss, among other things, the timing of a potential reverse merger transaction between Barinthus Bio and Clywedog, expected synergies, development of the respective party’s lead product candidates and platforms.
On August 5, 2025, the Barinthus Board held a meeting where the Barinthus Bio management team and representatives of Goodwin were in attendance. Mr. Enright provided an update on recent discussions with Clywedog. Following discussion, the Barinthus Board authorized management to continue discussions with Clywedog and negotiate a term sheet with Clywedog on terms favorable to Barinthus Bio and determined that in the event the parties could not come to an agreement on key transaction terms, the Barinthus Board would pursue a voluntary liquidation in an effort to provide its shareholders the optimum return of capital.
Between August 6, 2025 and August 12, 2025, representatives of Barinthus Bio held multiple due diligence sessions with representatives of Clywedog. The due diligence sessions covered, among other things, financial, regulatory and technical due diligence and review of potential synergies.
On August 7, 2025, Barinthus Bio publicly reported its Q2 2025 earnings and disclosed that it continued actively to seek partners to advance certain of its programs, including HBV.
Later that day, Barinthus Bio received from Clywedog a summary of key terms for a potential reverse merger transaction between the parties. The proposal contemplated a valuation for Barinthus Bio of $50 million and a valuation for Clywedog of $100 million and offered a $27 million redemption payable to all current Barinthus Shareholders, based on an assumed net cash amount, and a CVR to 80% of the proceeds of the monetization of certain legacy Barinthus Bio assets.
On August 8, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Representatives of Oppenheimer reviewed the financial terms of the proposal received from Clywedog. Following discussion, the Transaction Committee directed Mr. Enright, Goodwin and representatives of Oppenheimer to prepare a term sheet to use to continue negotiations with Clywedog.
On August 12, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Representatives of Oppenheimer updated the Transaction Committee on their recent discussions with representatives of Clywedog regarding the summary of key terms delivered on August 7. Representatives of Oppenheimer, Goodwin, and the Transaction Committee discussed the mechanics of the $27 million redemption.
On August 13, 2025, Barinthus Bio sent Clywedog a term sheet for a potential reverse merger transaction which generally reflected the summary of key terms submitted by Clywedog on August 7, except that instead of a $27 million redemption, Barinthus Bio would commence an issuer tender offer to current Barinthus Shareholders of approximately $27 million.
On August 17, 2025, Barinthus Bio executed the term sheet with Clywedog (the “August 17 term sheet”) providing for a reverse merger transaction with current Barinthus Shareholders owning approximately 33% of the combined entity and current Clywedog equity holders owning approximately 67% of the combined entity, in each case on a fully diluted basis. The post-closing ownership allocation represented an agreed valuation of Clywedog of $100 million, assuming $10 million of cash at closing and of Barinthus Bio of $50 million, assuming $40 million of cash at closing, subject to certain assumptions. The term sheet also provided for a CVR for the distribution of any value extracted from Barinthus Bio’s lead assets following closing of a transaction, an issuer tender offer by Barinthus Bio for current Barinthus Shareholders in an amount not to exceed $27 million and a binding exclusivity period that would expire on September 30, 2025, unless mutually extended by the parties.
On August 25, 2025, Goodwin sent an initial draft of the merger agreement to Snell & Wilmer L.L.P., outside counsel to Clywedog (“Snell & Wilmer”). Thereafter, Goodwin, on behalf of Barinthus Bio, and Snell & Wilmer, on behalf of Clywedog, conducted a number of conference calls and exchanged drafts of the merger agreement. Among other items, the parties negotiated (i) the minimum closing net cash conditions and definition of net cash, (ii) each party’s representations, warranties and interim operating covenants,

(iii) the amount and terms of a termination fee payable by either party under certain circumstances, and (iv) the terms and conditions for payments to be made with respect to the CVRs.
On August 26, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Mr. Enright provided an update on the potential transaction with Clywedog, noting that Goodwin had begun negotiating the definitive agreement with Snell & Wilmer. Representatives of Oppenheimer then updated the Transaction Committee on their recent discussions with D. Boral regarding each party’s cash forecasts and Clywedog’s long-term financial projections, and noted both items were in process.
On September 9, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Representatives of Goodwin led a discussion on the expected timeline to closing the potential transaction and the Transaction Committee directed management to update their cash forecast to reflect the assumed closing date. Representatives of Oppenheimer then discussed each party’s assumed valuation and closing net cash requirements and that, as previously directed by the Transaction Committee, representatives of Oppenheimer made a request to D. Boral that the parties agree to remove the CVRs set forth in the August 17 term sheet given the complexity of a CVR and associated costs and instead, increase the post-closing ownership allocation of Barinthus Shareholders by at least 1%. Following discussion, the Transaction Committee directed representatives of Oppenheimer to continue negotiating the potential increase in the post-closing ownership allocation to Barinthus Shareholders in exchange for removal of the CVRs.
On September 9, 2025, as directed by the Transaction Committee, representatives of Oppenheimer discussed with representatives of D. Boral the removal of the CVRs and instead conveyed that Barinthus Bio would require a 2% increase in the post-closing ownership allocation to Barinthus Shareholders.
On September 15, 2025, Snell & Wilmer conveyed to Goodwin that while Clywedog would not agree to a 2% increase in the post-closing ownership allocation to Barinthus Shareholders, it could offer a 1% increase.
On September 16, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Representatives of Goodwin provided an update on the negotiation of the merger agreement and ancillary documents with Snell & Wilmer, indicating that the parties have agreed to remove the CVRs and, in exchange, increase the post-closing ownership allocation of Barinthus Shareholders by 1%. Representatives of Oppenheimer updated the Transaction Committee on their recent discussions with D. Boral regarding cash forecasts and a discussion ensued. The Transaction Committee then discussed remaining due diligence items and expected timing of an announcement of the transaction.
On September 23, 2025, the Transaction Committee held a meeting with representatives of each of Goodwin and Oppenheimer in attendance. Representatives of Oppenheimer updated the Transaction Committee on their recent discussions with D. Boral regarding Clywedog’s latest cash forecast and noted they were still waiting for a revised draft. Following discussion, the Transaction Committee directed Goodwin to revise the merger agreement to reflect Clywedog’s commitment to provide any additional cash required to provide a runway for the combined company up to 2027. Representatives of Goodwin then led a discussion on the tender offer and the potential impact of the tender offer on the net closing cash amount of Barinthus Bio following completion of the tender offer.
On September 26, 2025, the Barinthus Board held a meeting, at which the Barinthus Bio management team and representatives of each of Goodwin and Oppenheimer were present. Mr. Enright provided an update on the potential transaction with Clywedog, noting that the parties were close to agreement on the definitive documents and remained on track to enter into the merger agreement and announce a transaction by September 30, 2025. Mr. Wright then led a discussion on the remaining open points in the merger agreement, including Clywedog’s proposal to remove the termination fee payable by either party and the minimum closing net cash requirements. Following discussion, the Barinthus Board agreed to accept removal of the termination fees and the minimum closing net cash requirements, but directed Goodwin to negotiate a downward collar on the required minimum closing net cash amounts to avoid risking closing due to an immaterial shortfall. Representatives of Goodwin then presented on the Barinthus Board’s fiduciary duties in evaluating the proposed transaction. Representatives of Oppenheimer then discussed their preliminary financial analyses with respect to Barinthus Bio, Clywedog and the proposed Combination. Following discussion, the Barinthus Board directed management and the advisors to continue to negotiate the final terms of the merger agreement as discussed during the meeting.
On September 27, 2025, as directed by the Barinthus Board, Goodwin sent a revised draft of the merger agreement reflecting a 2% downward collar on the minimum closing net cash amounts and a covenant that Clywedog would use commercially-reasonable efforts to ensure sufficient financing for the combined company post-closing to operate the business as currently contemplated. Throughout the next few days until execution of the merger agreement, Goodwin and Snell & Wilmer continued to negotiate and finalize the merger agreement and ancillary documents and, at the direction of the Transaction Committee, representatives of Oppenheimer and D. Boral continued to review the cash forecasts of Barinthus Bio and Clywedog, respectively, and the minimum closing net cash amounts forecasted for closing dates assumed on February 28, 2026, March 31, 2026 and April 30, 2026.
On September 29, 2025, at the request of the Barinthus Board, representatives of Oppenheimer provided its customary relationship disclosures to Barinthus Bio, which confirmed that there were no present or, in the last two years, past relationships between Oppenheimer and certain representatives thereof on the one hand and Clywedog and its affiliates, on the other hand, for which Oppenheimer had received, or expected to receive, compensation.
Also on September 29, 2025, the Barinthus Board held a meeting, at which the Barinthus Bio management team and representatives of each of Goodwin and Oppenheimer were present. Representatives of Goodwin provided an update on the final negotiations of the transaction documents, noting that there had not been any material changes made since the summary provided during the meeting held on September 26, 2025, other than the parties’ agreement to include a 2% collar on the minimum net cash closing condition applicable to each party. The Barinthus Board then discussed the management projections circulated prior to the meeting, which were prepared at the direction of the Barinthus Board in connection with the review and evaluation of Strategic Transactions. Following discussion, the Barinthus Board approved the projections (the “Barinthus Management Projections”) and certain financial forecasts and estimates relating to Clywedog, as adjusted by Barinthus management, for the reliance and use by Oppenheimer in connection with providing its financial analysis with respect to the Barinthus Board’s evaluation of a potential transaction and preparing any opinion as requested by the Barinthus Board. The Barinthus Board then discussed the long-term financial projections of the operating results of Clywedog as adjusted by assumptions made by Barinthus Bio’s management to such model (such projections, the “Barinthus Management Clywedog Projections” and together with the Barinthus Management Projections, the “Barinthus Forecasts”). After discussion, the Barinthus Board approved the Barinthus Management Clywedog Projections, for the reliance on and use by Oppenheimer in connection with providing its financial analyses with respect to the Barinthus Board’s evaluation of a potential transaction and preparing any opinion as requested by the Barinthus Board (see the “Barinthus Forecasts” in the section of this proxy statement/prospectus entitled “— Certain Unaudited Prospective Financial Information”). The representatives of Oppenheimer then reviewed with the Barinthus Board Oppenheimer’s financial analyses with respect to Barinthus Bio, Clywedog, and the proposed Combination. Then, at the request of the Barinthus Board, representatives of Oppenheimer rendered to the Barinthus Board the oral opinion of Oppenheimer, which was subsequently confirmed by delivery of a written opinion dated September 29, 2025, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Oppenheimer as set forth in its written opinion, the Merger Exchange Ratio in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to Barinthus Bio, see the section entitled “The Transactions — Opinion of Oppenheimer as Financial Advisor of Barinthus Bio” of this proxy statement/prospectus.
After further discussion, based on the factors cited in the section of this proxy statement/prospectus titled “Barinthus Bio’s Reasons for the Transactions and Recommendation of the Barinthus Board,” the Barinthus Board unanimously: (i) approved and declared advisable the Merger Agreement and consummation of the transactions contemplated therein, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of the Merger Agreement and the Scheme of Arrangement, the Scheme Transaction and the other Transactions were in the best interests of Barinthus Bio and would promote the success of Barinthus Bio for the benefit of Barinthus Shareholders as a whole, and (iii) resolved to recommend that the Barinthus Shareholders approve the Scheme of Arrangement at the Scheme Meeting. As of the date of this proxy statement/prospectus, there are no agreements, arrangement or understandings with Clywedog regarding the continued employment of or other services to be provided by Barinthus Bio’s executive officers following the Combinations, other than as disclosed in this proxy statement/prospectus in the section entitled “Board of Directors and Management of Topco Following the Transactions” of this proxy statement/prospectus.
Later that day, Barinthus Bio and Clywedog executed the Merger Agreement, certain Barinthus Bio stockholders executed the Barinthus Bio shareholder support agreements and certain Clywedog stockholders executed the Clywedog stockholder support agreements and the Clywedog lock-up agreements.
Before the opening of trading on Nasdaq on September 30, 2025, Barinthus Bio and Clywedog issued a joint press release announcing the execution of the Merger Agreement and Barinthus Bio filed a current report on Form 8-K with the SEC relating to these matters.
Barinthus Bio’s Reasons for the Transactions and Recommendation of the Barinthus Board
At a special meeting held on September 29, 2025, the Barinthus Board: (i) approved and declared advisable the Merger Agreement and consummation of the Transactions, including the Scheme Transaction and the Scheme of Arrangement; (ii) determined that the terms of the Merger Agreement and the Scheme of Arrangement, the Scheme Transaction and the Transactions are in the best interests of Barinthus Bio and would promote the success of Barinthus Bio for the benefit of Barinthus Shareholders as a whole; and (iii) resolved to recommend that the Barinthus Shareholders approve the Scheme of Arrangement at the Barinthus Court Meeting.
In the course of its evaluation of the Scheme Transaction, the Merger Agreement and the Transactions, the Transaction Committee and the Barinthus Board each held numerous meetings, consulted with Barinthus Bio management, its legal counsel and its financial advisor and reviewed and assessed a significant amount of information, as further described in the section entitled “Background of the Transactions” of this proxy statement/prospectus. In reaching its decision to approve the Scheme Transaction, the Merger Agreement and the Transactions, the Barinthus Board considered the following factors:
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Barinthus Bio’s business, financial performance (both past and prospective) and its financial condition, including expected cash runway, results of operations (both past and prospective), business and strategic objectives (including the potential clinical results of VTP-1000), as well as the risks of accomplishing those objectives;

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Barinthus Bio’s business and financial prospects if it were to remain an independent company;

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the Barinthus Board’s assessment of potential merger candidates, in particular, the Barinthus Board’s view that Clywedog was the most attractive and promising candidate and the Barinthus Board’s belief that the Combinations would create more value for Barinthus Shareholders than any of the other proposals that the Barinthus Board had received or that Barinthus Bio could create as a standalone company;

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the possible alternatives to the Combinations, the range of possible benefits and risks to the Barinthus Shareholders of those alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives and the Barinthus Board’s assessment that the Combinations presented a superior opportunity to such alternatives for Barinthus Shareholders, including continuing to advance VTP-1000 as an independent company or a liquidation and dissolution of Barinthus Bio and the subsequent distribution of any available cash to Barinthus Shareholders;

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the Barinthus Board’s belief, after thorough discussions with Barinthus Bio management and Barinthus Bio’s consultants and advisors, that a potential liquidation and dissolution was not reasonably likely to create greater value for Barinthus Shareholders than a strategic alternative transaction based on, among other things, the need to hold back a meaningful amount of Barinthus Bio’s current cash balance to cover current and potential future liabilities, including those triggered by a liquidation strategy;

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the process undertaken by the Transaction Committee and the Barinthus Board in connection with pursuing a strategic transaction through the strategic review process (including whole-company sales,

“reverse merger” transactions, “merger of equals” transactions and partnership or licensing arrangements), which included connecting with 30 potential counterparties and entry into confidentiality agreements with 15 of such parties, and the terms and conditions of the proposed Combinations, in each case considering the current market dynamics;
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the Barinthus Board’s belief, based in part on the clinical and scientific diligence process conducted by Barinthus Bio’s management and reviewed with the Barinthus Board, that Clywedog’s product candidates, CLY-101 and CLY-201, present a market opportunity with the potential to create meaningful value for the stockholders of the combined company and an opportunity for Barinthus Shareholders to participate in the future potential growth of the combined company;

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the additional runway provided by the combined company’s anticipated cash amounts;

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financial market conditions at the time of the signing of the Merger Agreement, including market prices, volatility and trading information with respect to Barinthus ADSs;

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the financial analysis presented by Oppenheimer to the Barinthus Board on September 29, 2025 and the oral opinion of Oppenheimer, subsequently confirmed in writing, to the Barinthus Board (in its capacity as such), to the effect that, as of September 29, 2025, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Oppenheimer in preparing its opinion set forth in its written opinion, the Merger Exchange Ratio in the Merger pursuant to the Merger Agreement, was fair, from a financial point of view, to Barinthus Bio, as more fully described below under the section entitled “The Transactions — Opinion of the Financial Advisor of Barinthus Bio.”

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that the combined company will be led by a board of directors with representation from each of the current boards of directors of Barinthus Bio and Clywedog;

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the Barinthus Board’s consideration of the combined company’s anticipated cash amounts as of the closing of the Combinations;

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the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Barinthus Bio based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by Barinthus Bio management and Barinthus Bio’s advisors;

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the Barinthus Board’s belief that the terms of the Merger Agreement and the related agreements, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties, are reasonable under the circumstances;

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the belief that, as a result of arm’s-length negotiations with Clywedog and its representatives, Barinthus Bio negotiated the highest post-closing ownership allocation to Barinthus Shareholders to which Clywedog was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Barinthus Bio in the aggregate to which Clywedog was willing to agree;

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the Barinthus Board’s belief that the $50.0 million value ascribed to Barinthus Bio by Clywedog would provide Barinthus Shareholders significant value for Barinthus Bio and afford Barinthus Shareholders a significant opportunity to participate in the potential growth of the combined company following the Combinations at the negotiated Scheme Exchange Ratio and Merger Exchange Ratio, and the Barinthus Board’s understanding that such $50.0 million value was based on a targeted $40.0 million of net cash as of January 31, 2025 and that the actual valuation ascribed to Barinthus Bio at Closing would not fluctuate based on the actual Barinthus Net Cash delivered at closing, subject to satisfying the Barinthus Minimum Net Cash requirement. Barinthus Net Cash is discussed separately in the section entitled “The Merger Agreement — Determination of Barinthus Bio Net Cash and Clywedog Net Cash” of this proxy statement/prospectus;

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the number and nature of the conditions to Barinthus Bio’s and Clywedog’s respective obligations to complete the Transactions and the likelihood that the Combinations will be completed on a timely basis;

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the ability of Barinthus Bio under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Barinthus Bio receive a superior offer;

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the Lock-Up Agreements, pursuant to which certain executive officers, directors and stockholders of Clywedog and continuing officers and directors of Barinthus Bio have agreed not to transfer their shares of Topco Common Stock for the 180-day period after the Merger Effective Time;

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the Clywedog Voting Agreements, pursuant to which certain stockholders of Clywedog, solely in their capacities as stockholders, have agreed, to vote all of their Clywedog Shares in favor of the Merger and against any alternative acquisition proposals, and the fact that shareholders holding the necessary votes have entered into Clywedog Voting Agreements; and

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the Barinthus Voting Deed, pursuant to which certain Barinthus Shareholders, solely in their capacities as shareholders, have agreed, to vote all of their shares in the share capital of Beacon in favor of all resolutions to approve and give effect to the Scheme Transaction and certain related matters and any matter necessary to implement the Transactions.

In the course of its deliberations, the Barinthus Board also considered, among other things, a variety of risks and other countervailing factors related to entering into the Scheme Transaction, the Merger Agreement and the Transactions, including:
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the possibility that the Scheme Transaction will not be consummated and the potential negative effect of the public announcement of the Combinations on Barinthus Bio’s business, including the possible volatility of the share price of Barinthus ADSs resulting from the announcement of the Combinations;

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the fact that certain provisions of the Merger Agreement could have the effect of discouraging competing proposals involving Barinthus Bio, including the restrictions on Barinthus Bio’s ability to solicit proposals for competing transactions involving Barinthus Bio;

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the need for the parties to identify and fill certain leadership positions for the post-closing company, which new hires will have a significant effect on the execution of combined company’s post-closing business plan;

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the early-stage nature of CLY-101 and CLY-201 and the risks and uncertainties associated with development and commercialization of CLY-101 and CLY-201, including that CLY-101 and CLY-201 may not generate acceptable clinical data in the future or be successfully developed into products that are marketed and sold;

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the substantial fees and expenses associated with completing the Transactions, including the costs associated with any potential related litigation;

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the possibility of disruptive stockholder litigation following announcement of the Transactions;

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the potential reduction of Barinthus Net Cash prior to the Closing;

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the risk that the Combinations may not be completed despite the parties’ efforts or that the Closing may be unduly delayed and the effects on Barinthus Bio as a standalone company because of such failure or delay, including that a more limited range of alternative strategic transactions may be available to Barinthus Bio in such an event and that Barinthus Bio may experience significant challenges associated with its need to raise additional capital through the public or private sale of equity securities;

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the fact that Barinthus Bio will not be entitled to receive a termination fee from Clywedog even in the event that the Combinations are not consummated as a result of circumstances which are not under Barinthus Bio’s control;

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the risks and delays associated with, and uncertain value and costs to Barinthus Shareholders of liquidating Barinthus Bio as an alternative to the Combinations, including, without limitation, the uncertainties of continuing cash burn while contingent liabilities are resolved and uncertainty of timing of release of cash until contingent liabilities are resolved;

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the dilution to the Barinthus Shareholders upon the consummation of the Combinations;

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the fact that the post-closing ownership allocation of Barinthus Shareholders would not be adjusted even in the event Barinthus Bio delivers a closing net cash amount in excess of the Barinthus Minimum Cash and thus, the ownership of Barinthus Bio’s existing shareholders in the combined company is limited;

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the possibility that Barinthus Net Cash may be lower at the determination time than currently anticipated, which would result in a failure of a closing condition, subject to the agreed Barinthus Collar. Barinthus Net Cash is discussed separately in the section entitled “The Merger Agreement — Determination of Barinthus Bio Net Cash and Clywedog Net Cash” of this proxy statement/prospectus; and

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the various other risks associated with the combined company and the Transactions, including those described in the sections entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the Barinthus Board is not exhaustive but is intended to reflect the material factors considered by the Barinthus Board in its consideration of the Combinations. In light of the variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Barinthus Board did not find it useful or practicable to, and did not attempt to, quantify, assign or rank any relative or specific weights to the various factors that it considered in reaching its determination that the Scheme Transaction, the Merger Agreement and the Transactions are advisable and in best interests of Barinthus Bio and Barinthus Shareholders. In addition, the Barinthus Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Barinthus Board, but rather the Barinthus Board conducted an overall analysis of the factors described above, including discussions with and questioning of Barinthus Bio management, Goodwin and Oppenheimer.
The foregoing discussion of the information and factors considered by the Barinthus Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus.
Opinion of Oppenheimer as Financial Advisor of Barinthus Bio
Barinthus Bio engaged Oppenheimer to render a written opinion, to the Barinthus Board as to the fairness, from a financial point of view, to Barinthus Bio of the Merger Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. Barinthus Bio selected Oppenheimer because Oppenheimer is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed Transactions.
As part of Oppenheimer’s engagement, representatives of Oppenheimer attended the meeting of the Barinthus Board held on September 29, 2025, at which the Barinthus Board evaluated the proposed Transactions. At this meeting, Oppenheimer reviewed with the Barinthus Board Oppenheimer’s financial analyses of the Merger Exchange Ratio and rendered its opinion, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer as set forth in its opinion, as to the fairness, from a financial point of view, to Barinthus Bio of the Merger Exchange Ratio in the proposed Merger pursuant to the Merger Agreement.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, a copy of which is attached to this proxy statement/prospectus as Annex G and is incorporated by reference into this proxy statement/prospectus, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer in preparing its opinion. Oppenheimer’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Barinthus Board (in its capacity as such) in connection with its consideration of the financial terms of the Transactions. The opinion addressed the fairness, from a financial point of view, to Barinthus Bio of the Merger Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. It did not address the underlying business decision of the Barinthus Board to engage in the Transactions or enter into the Merger Agreement. It does not constitute a recommendation to the Barinthus Board in connection with the Transactions or a recommendation to any Barinthus Shareholder as to how to vote or act in connection with the Transactions or any other matter, nor does it constitute a recommendation on whether or not any Barinthus Shareholder should exercise any dissenters’ or appraisal rights that may be available to any Barinthus Shareholder.
For purposes of its opinion and its financial analyses underlying its opinion, Oppenheimer relied upon and assumed, at the direction of Barinthus Bio senior management with the consent of the Barinthus Board, without independent verification, that: (i) the Self-Tender Offer would be for an aggregate purchase price of $27.0 million and would be consummated prior to the Merger; (ii) if the Transactions are not consummated, Barinthus Bio will pursue a voluntary liquidation, in which case, the Barinthus Shareholders will only be entitled to their respective pro rata share of cash on the balance sheet of Barinthus Bio after the payment of any related fees and expenses; (iii) Barinthus Bio then-currently had approximately 42.2 million Barinthus Shares issued and outstanding on a fully-diluted basis and Clywedog then-currently had approximately 8.8 million Clywedog Shares issued and outstanding on a fully-diluted basis; (iv) upon consummation of the Transactions, the then-current Barinthus Shareholders would own 34.33% of the combined company and the then-current holders of Clywedog Shares would own 65.67% of the combined company; (v) Barinthus Bio had an implied equity value of $52.3 million and Clywedog had an implied equity value of $100 million; and (vi) any adjustments to the Merger Exchange Ratio pursuant to the Merger Agreement would not be material to Oppenheimer’s analyses or its opinion.
In connection with the opinion, Oppenheimer:
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reviewed a draft, dated September 28, 2025, of the Merger Agreement;

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reviewed (i) the audited financial statements of Barinthus Bio and Clywedog for the fiscal years ended December 31, 2023 and December 31, 2024, and (ii) unaudited financial statements of Barinthus Bio and Clywedog for the six-month period ended June 30, 2025, and (iii) estimated cash balances of Barinthus Bio and Clywedog as of September 30, 2025, respectively;

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reviewed financial forecasts and estimates including (i) the Barinthus Management Projections and (ii) the Barinthus Management Clywedog Projections, each as more fully described below under the section entitled “The Transactions — Certain Unaudited Prospective Financial Information” of this proxy statement/prospectus;

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held discussions with the senior management and advisors of each of Barinthus Bio and Clywedog with respect to the business and prospects of each of Barinthus Bio and Clywedog, respectively, including the liquidity needs of, and capital resources available to, Barinthus Bio and Clywedog;

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reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating each of Barinthus Bio and Clywedog, respectively;

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reviewed other public information concerning each of Barinthus Bio and Clywedog;

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reviewed a certificate addressed to Oppenheimer from Barinthus Bio senior management which contained, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Oppenheimer by or on behalf of Barinthus Bio, subject to the limitations set forth therein; and

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performed certain other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

In rendering the opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by Barinthus Bio and its employees, representatives and affiliates or publicly available to or otherwise reviewed by Oppenheimer. With respect to the Barinthus Management Projections, Oppenheimer assumed, at the direction of Barinthus Bio senior management and with the Barinthus Board’s consent, without independent verification or investigation, that the Barinthus Management Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of Barinthus Bio senior management, as to the future financial condition and operating results of Barinthus Bio. With respect to the Barinthus Management Clywedog Projections, Oppenheimer assumed, at the direction of Barinthus Bio senior management and with the Barinthus Board’s consent, without independent verification or investigation, that the Barinthus Management Clywedog Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Clywedog, as adjusted by Barinthus Bio senior management, as to the future financial condition and operating results of Clywedog. At the direction of representatives of Barinthus Bio, Oppenheimer also assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by it. Oppenheimer also assumed, with the consent of Barinthus Bio, that the Merger would be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition would be imposed that would result in the disposition of any assets of Barinthus Bio or Clywedog or otherwise have an adverse effect on Barinthus Bio, Clywedog or the Merger. Oppenheimer also assumed, with the consent of the Barinthus Board, that the Merger would qualify as a tax-free transaction for all Barinthus Shareholders (whether in the United Kingdom or elsewhere). Oppenheimer also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of each of Barinthus Bio and Clywedog since the date of the last financial statements of Barinthus Bio and Clywedog, respectively, that were made available to Oppenheimer. Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Barinthus Bio or Clywedog.
Oppenheimer did not express any opinion as to the underlying valuation, future performance or long-term viability of Barinthus Bio or Clywedog or the price at which Barinthus Shares or Topco Common Stock would trade at any time. Oppenheimer did not express any view as to, and its opinion did not address, any terms or other aspects or implications of the Merger (other than the Merger Exchange Ratio to the extent expressly specified therein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transactions or otherwise, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Transactions to any individual officers, directors or employees of Barinthus Bio, or class of such persons, relative to the Merger Exchange Ratio or otherwise. In addition, Oppenheimer expressed no view as to, and its opinion did not address, the underlying business decision of Barinthus Bio or the Barinthus Board to proceed with or effect the Transactions nor did its opinion address the relative merits of the Transactions as compared to any alternative business strategies that might have existed for Barinthus Bio or the effect of any other transaction in which Barinthus Bio might have engaged. Oppenheimer’s opinion was necessarily based on the information available to Oppenheimer and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. Although subsequent developments may affect Oppenheimer’s opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.
Oppenheimer is not a legal, tax, regulatory or accounting advisor and Oppenheimer relied on the assessments made by Barinthus Bio and its other advisors with respect to such issues. Oppenheimer’s opinion did not address any legal, tax, regulatory or accounting matters. In addition, Oppenheimer’s opinion did not constitute a solvency opinion or a fair value opinion, and Oppenheimer did not evaluate the solvency or fair value of Barinthus Bio or Clywedog under any federal or state laws relating to bankruptcy, insolvency or similar matters or otherwise.
In performing its analyses, Oppenheimer made numerous assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Oppenheimer and Barinthus Bio. Any estimates contained in the analyses performed by Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.
The following is a summary of the material financial analyses presented by Oppenheimer to the Barinthus Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Oppenheimer to the Barinthus Board, but summarizes the material analyses performed and presented in connection with its opinion. The preparation of an opinion regarding fairness, from a financial point of view, is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion regarding fairness, from a financial point of view, is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Oppenheimer did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly,

Oppenheimer believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.
Barinthus Bio Financial Analyses
Selected Public Companies Analyses
Oppenheimer performed selected public companies analyses of Barinthus Bio, as described below. To perform these analyses, Oppenheimer used financial information and market price information as of market close on September 26, 2025, the last trading day prior to the date of the meeting of the Barinthus Board at which Oppenheimer rendered its opinion. Certain financial data prepared by Oppenheimer, and as referenced below, may not correspond to the data presented in the historical financial statements of Barinthus Bio as a result of the different periods, assumptions and method used by Oppenheimer to compute the financial data presented. No company used as a comparison in the following selected public companies analyses is identical or directly comparable to Barinthus Bio. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Using publicly available information, Oppenheimer compared the financial performance, financial condition and market performance of Barinthus Bio to the following six selected publicly traded United States Phase 1 and Phase 2 immunology and inflammation platform vaccine companies that focus on primary sclerosing cholangitis, asthma or dermatologic indications and have market capitalizations under $250 million:
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Connect Biopharma Holdings Limited

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Vaxart, Inc.

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Cue Biopharma, Inc.

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GeoVax Labs, Inc.

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Chemomab Therapeutics Ltd.

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VYNE Therapeutics Inc.

Oppenheimer reviewed enterprise values of the selected public companies, calculated as equity values based on closing stock prices on September 26, 2025 plus debt, less cash and cash equivalents, including marketable securities and short-term investments. Financial data of the selected companies were based on public filings and other publicly available information. The enterprise values for the selected companies were as follows: $16 million (Connect Biopharma); $61 million (Vaxart); $33 million (Cue Biopharma); $13 million (GeoVax Labs); $4 million (Chemomab Therapeutics); and negative $31 million (VYNE Therapeutics). The median enterprise value observed for the selected companies was $15 million.
Oppenheimer applied the median of the enterprise values derived from the selected companies, as adjusted by +/- 10%, then added the net cash of Barinthus Bio of $54.8 million as of September 30, 2025 (calculated as $81.8 million of net cash less $27.0 million for the Self-Tender Offer, as provided by Barinthus Bio senior management and approved for Oppenheimer’s use by the Barinthus Board), to derive an equity value reference range of approximately $68 million to approximately $71 million.
Discounted Cash Flow Analysis
Oppenheimer conducted a discounted cash flow analysis, which is designed to imply a potential current value of Barinthus Bio by calculating the estimated present value of the standalone after-tax free cash flows that Barinthus Bio senior management forecasted to be generated during the calendar years ending December 31, 2025 through December 31, 2046, as more fully described below under the section entitled “The Transactions — Certain Unaudited Prospective Financial Information” of this proxy statement/

prospectus. Oppenheimer calculated terminal values for Barinthus Bio by applying a range of increasing perpetuity rates of negative 0.5% to 0.5% (which were chosen based on Oppenheimer’s professional judgment) to calendar year 2046 unlevered free cash flow in order to derive a range of terminal values for Barinthus Bio, then added the net cash of Barinthus Bio of $54.8 million as of September 30, 2025 (calculated as $81.8 million of net cash less $27.0 million for the Self-Tender Offer, as provided by Barinthus Bio senior management and approved for Oppenheimer’s use by the Barinthus Board). The cash flow and terminal values were then discounted to present value using discount rates ranging from 18.5% to 19.5%, which were selected based on Oppenheimer’s professional judgment. Based on this analysis, Oppenheimer derived an implied total equity value of Barinthus Bio of approximately $56 million to approximately $81 million.
Selected Transactions Analysis
For informational purposes only, Oppenheimer performed a selected precedent transactions analysis as described below. To perform this analysis, Oppenheimer used publicly available financial data regarding each acquired company. No company or transaction used as a comparison in the following selected precedent transactions analysis is identical or directly comparable to Barinthus Bio or the proposed Merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies involved.
Oppenheimer reviewed publicly available information related to the following five selected merger and acquisition transactions announced since September 26, 2022:
Date announced	Acquirer	Target
June 27, 2024	AbbVie Inc.	Celsius Therapeutics, Inc.
April 11, 2024	Century Therapeutics, Inc.	Clade Therapeutics, Inc.
March 28, 2024	Avalo Therapeutics, Inc.	AlamataBio, Inc.
March 21, 2023	AbbVie Inc.	Landos Biopharma, Inc.
August 21, 2023	Skye Bioscience, Inc.	Bird Rock Bio Inc.
Oppenheimer reviewed total upfront values for each selected transaction. Financial data of the selected transactions were based on public filings and other information publicly available (at the announcement of the applicable transaction). The upfront values for each of the targets were as follows: $250 million (Celsius Therapeutics); $35 million (Clade Therapeutics); $23 million (AlmataBio); $138 million (Landos Biopharma); and $20 million (Bird Rock Bio). The median upfront value observed for the targets in the selected precedent transactions was $35 million.
Oppenheimer applied the median of the upfront values derived from the precedent merger and acquisition transactions, as adjusted by +/- 10%, then added the net cash of Barinthus Bio of $54.8 million as of September 30, 2025 (calculated as $81.8 million of net cash less $27.0 million for the Self-Tender Offer, as provided by Barinthus Bio senior management and approved for Oppenheimer’s use by the Barinthus Board), to derive an equity value reference range of approximately $86 million to approximately $93 million.
Clywedog Financial Analyses
Selected Public Companies Analyses
Oppenheimer performed selected public companies analyses of Clywedog as described below. To perform these analyses, Oppenheimer used financial information and market price information as of market close on September 26, 2025. Certain financial data prepared by Oppenheimer, and as referenced, may not correspond to the data presented in the historical financial statements of Clywedog as a result of the different periods, assumptions and method used by Oppenheimer to compute the financial data presented. No company used as a comparison in the following selected public companies analyses is identical or directly comparable to Clywedog. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Using publicly available information, Oppenheimer compared the financial performance, financial condition and market performance of Clywedog to the following seven selected publicly traded United States Phase 2 small molecule and peptide cardiometabolic companies with market capitalizations under $1.5 billion:
•
Structure Therapeutics Inc.

•
Gyre Therapeutics, Inc.

•
Terns Pharmaceuticals, Inc.

•
Altimmune, Inc.

•
Skye Bioscience, Inc.

•
Biomea Fusion, Inc.

•
Veru Inc.

Oppenheimer reviewed enterprise values of the selected public companies, calculated as equity values based on closing stock prices on September 26, 2025 plus debt, less cash and cash equivalents, including marketable securities and short-term investments. Financial data of the selected companies were based on public filings and other publicly available information. The enterprise values for the selected companies were as follows: $678 million (Structure Therapeutics); $677 million (Gyre Therapeutics); $372 million (Terns Pharmaceuticals); $184 million (Altimmune); $114 million (Skye Bioscience); $69 million (Biomea Fusion); and $40 million (Veru). The median enterprise value observed for the selected companies was $184 million.
Oppenheimer applied the median of the enterprise values derived from the selected companies, as adjusted by +/- 10%, then added Clywedog’s net cash of $0.1 million as of September 30, 2025 (based on internal estimates provided by Clywedog’s management and approved for Oppenheimer’s use by Barinthus Bio senior Management), to derive an equity value reference range of approximately $166 million to approximately $203 million.
Discounted Cash Flow Analysis
Oppenheimer conducted a discounted cash flow analysis, which is designed to imply a potential current value of Clywedog by calculating the estimated present value of the standalone after-tax free cash flows that Clywedog management forecasted, as adjusted by Barinthus Bio senior management, to be generated during the calendar years ending December 31, 2025 through December 31, 2044, as more fully described below under the section entitled “The Transactions — Certain Unaudited Prospective Financial Information” of this proxy statement/prospectus. Oppenheimer calculated terminal values for Clywedog by applying a range of increasing perpetuity rates of negative 0.5% to 0.5% (which were chosen based on Oppenheimer’s professional judgment) to calendar year 2044 unlevered free cash flow in order to derive a range of terminal values for Clywedog. The cash flow and terminal values were then discounted to present value using discount rates ranging from 16.5% to 17.5%, which were selected based on Oppenheimer’s professional judgment. Based on this analysis, Oppenheimer derived an implied total equity value of Clywedog of approximately $449 million to approximately $521 million.
Implied Merger Exchange Ratio Range Analysis
Oppenheimer was directed by Barinthus Bio senior management, with the consent of the Barinthus Board, to utilize (i) (a) the midpoint of the implied equity value range of Barinthus Bio based on its selected public companies analysis of approximately $69.5 million and (b) a range of +/- 10% from the median enterprise value of the selected public companies for Clywedog after adding Clywedog’s net cash of $0.1 million as of September 30, 2025 to derive an implied equity value range for Clywedog of approximately $165.9 million to approximately $202.8 million and (ii) (a) the midpoint of implied equity value range of Barinthus Bio based on its discounted cashflow analysis of approximately $67.6 million and (b) a range of perpetuity growth rates from negative 0.5% to 0.5% applied to the terminal year for Clywedog and a range of discount rates from 16.5% to 17.5% for Clywedog, after adding Clywedog’s net cash of $0.1 million as of September 30, 2025, to derive an implied equity value range for Clywedog of approximately $449.1 million to approximately $520.9 million.

Based on the Selected Public Companies Analyses of equity valuations of each of Barinthus Bio and Clywedog, Oppenheimer calculated that Barinthus Bio equity value represents approximately 25.5% to 29.5% of the combined company equity value; and based on the Discounted Cash Flow Analyses of equity valuations of each of Barinthus Bio and Clywedog, Oppenheimer calculated that Barinthus Bio equity value represents approximately 11.5% to 13.1% of the combined company equity value; in each case, as compared to the 34.3% that Barinthus Bio equity value represents in the Transactions.
Miscellaneous
Oppenheimer acted as financial advisor to Barinthus Bio in connection with the Transactions and will receive a fee of $1.75 million for its services, $75,000 of which was paid when Oppenheimer was engaged, $500,000 of which became payable upon delivery of its opinion and the remainder of which is contingent upon consummation of the Merger. Barinthus Bio agreed to reimburse certain of Oppenheimer’s expenses and to indemnify Oppenheimer and certain related parties for certain potential liabilities arising out of its engagement. In the ordinary course of business, Oppenheimer and its affiliates may actively trade securities of Barinthus Bio for its and its affiliates’ own accounts and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Other than this engagement, Oppenheimer was not then-currently providing, and in the two years preceding the date of its opinion had not provided, investment banking, financial advisory and/or other financial services to Barinthus Bio or Clywedog, for which Oppenheimer expected to receive, or had received, compensation. Oppenheimer may in the future provide investment banking and financial advisory services to Barinthus Bio or Clywedog and may receive compensation for those services. Oppenheimer’s opinion and financial analyses were only one of a number of factors considered by the Barinthus Board in evaluating the Transactions and should not be viewed as determinative of the views of the Barinthus Board or Barinthus Bio senior management with respect to the Transactions or the Merger Exchange Ratio in the Merger.
Certain Unaudited Prospective Financial Information
Barinthus Bio does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability and subjectivity of the underlying assumptions, estimates and projections. However, as described in “The Transactions — Background of the Transactions,” in connection with its evaluation of the Transactions, the Transaction Committee and Barinthus Board considered (i) certain unaudited, non-public financial projections prepared by Barinthus Bio senior management (i.e., Barinthus Bio senior management’s view of Barinthus Bio’s expected future financial performance on a standalone basis for fiscal years 2025 through 2046), which assumed a valuation date of September 30, 2025 (the “Barinthus Management Projections”) and (ii) certain unaudited, non-public financial projections with respect to Clywedog as developed by Barinthus Bio senior management, based on discussions with and materials provided by Clywedog to Barinthus Bio senior management, for fiscal years 2025 through 2044 (the “Barinthus Management Clywedog Projections” and together with the Barinthus Management Projections, the “Barinthus Forecasts”).
The Barinthus Forecasts were provided to and considered by the Transaction Committee and Barinthus Board in connection with their respective evaluations of the Transactions. The Barinthus Board directed Oppenheimer to use the Barinthus Forecasts for purposes of its opinion, as summarized in the section entitled “The Transactions — Opinion of Oppenheimer as Financial Advisor of Barinthus Bio” of this proxy statement/prospectus. The Barinthus Forecasts were the only financial projections relied upon by Oppenheimer in rendering its opinion. The Barinthus Forecasts were not provided to Clywedog. The summaries of the Barinthus Forecasts are not being included in this proxy statement/prospectus to influence any Barinthus Shareholder’s decision whether to vote for the Barinthus Shareholder Proposals or for any other related purpose. The summaries of the Barinthus Forecasts are being included in this proxy statement/prospectus because the Barinthus Forecasts were provided to the Transaction Committee and Barinthus Board to evaluate strategic alternatives considered by the Transaction Committee and Barinthus Board, including the Transactions, and to Oppenheimer. The Barinthus Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
Each of the Barinthus Forecasts, although presented with numerical specificity, is necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, and many of which are beyond

Barinthus Bio’s control. Modeling and forecasting the future development and commercialization of drug candidates by an emerging biotechnology company is a highly speculative endeavor. Because the Barinthus Forecasts span multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the combined company’s business and its results of operations. Each of the Barinthus Forecasts was prepared by Barinthus Bio senior management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Barinthus Bio’s control. Although Barinthus Bio believes its assumptions about it and Clywedog to be reasonable, all financial projections are inherently uncertain, and Barinthus Bio expects that differences will exist between actual and projected results. As a result, there can be no assurance that any of the Barinthus Forecasts accurately reflect future trends or accurately estimate the future market for either Barinthus Bio’s or Clywedog’s product candidates or future product candidates they may develop. There also can be no assurance that Barinthus Bio or Clywedog will obtain the regulatory approvals necessary for the commercialization of any product candidate, or that their competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that either company may market or commercialize. The Barinthus Forecasts are subject to many risks and uncertainties, and you are urged to review the section titled “Risk Factors” beginning on page 29 of this proxy statement/prospectus for a description of risk factors relating to the Transactions and Clywedog’s business. You should also read the section titled “Cautionary Note Regarding Forward-Looking Statements” of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the Barinthus Forecasts. The Barinthus Management Clywedog Projections were not reviewed or approved by Clywedog management, the Clywedog Board or its advisors. In addition, the Barinthus Management Clywedog Projections will be affected by Clywedog’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Barinthus Management Clywedog Projections will be realized, and actual results may vary materially from those shown.
The Barinthus Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Each of the Barinthus Forecasts were developed solely using the information available to Barinthus Bio senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. None of Barinthus Bio, Clywedog, Topco nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Barinthus Shareholder or Clywedog stockholder regarding the ultimate performance of Barinthus Bio, Clywedog or the combined company compared to the information contained in any of the Barinthus Forecasts, the likelihood that the Barinthus Forecasts will be achieved consistent with any of the Barinthus Forecasts or at all, the results of Barinthus Bio’s or Clywedog’s ongoing and planned clinical trials, the potential timing and approval of commercial launch of any future product of Barinthus Bio, Clywedog or the combined company, the effectiveness or marketability of Barinthus Bio’s or Clywedog’s product candidates, or the overall future performance of Barinthus Bio, Clywedog or the combined company.
The prospective financial information included in this in this proxy statement/prospectus has been prepared by, and is the responsibility of Barinthus Bio’s and Clywedog’s management. PricewaterhouseCoopers LLP (Barinthus Bio’s independent registered public accounting firm) and WithumSmith+Brown (Clywedog’s independent registered public accounting firm) have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP and WithumSmith+Brown do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus relates to Barinthus Bio’s previously issued financial statements and the WithumSmith+Brown report included in this proxy statement/prospectus relates to Clywedog’s previously issued financial statements. The reports do not extend to the prospective financial information and should not be read to do so.
Certain of the measures included in the Barinthus Forecasts, including unlevered free cash flow, are financial measures that are not calculated in accordance with U.S. GAAP. Such non-U.S. GAAP financial measures should not be viewed as a substitute for U.S. GAAP financial measures and may be different from non-U.S. GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-U.S. GAAP financial measures because they exclude charges and credits that are required to be included in a U.S. GAAP presentation. Accordingly, non-U.S. GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with U.S. GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income, prepared in accordance with U.S. GAAP, as a measure of operating performance.
Financial measures provided to a financial advisor are excluded from the definition of non-U.S. GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-U.S. GAAP financial measures, which would otherwise require a reconciliation of a non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP financial measure. Reconciliations of non-U.S. GAAP financial measures were not relied upon by Oppenheimer for purposes of its financial analysis as described in the section entitled “The Transactions — Opinion of Oppenheimer as Financial Advisor of Barinthus Bio” or by the Transaction Committee or the Barinthus Bio Board in connection with their consideration of the Transactions. Accordingly, Barinthus Bio has not provided a reconciliation of the non-U.S. GAAP financial measures included in the Barinthus Forecasts to the relevant U.S. GAAP financial measures.
Barinthus Bio undertakes no obligation to update or otherwise revise or reconcile any of the Barinthus Forecasts to reflect circumstances existing after the date such Barinthus Forecasts were generated or to reflect the occurrence of future events. None of Barinthus Bio, or, to the knowledge of Barinthus Bio, Clywedog or Topco, intends to make publicly available any update or other revisions to any of the Barinthus Forecasts, except as otherwise required by law.
Barinthus Management Clywedog Projections
On September 8, 2025, Barinthus Bio senior management received information regarding Clywedog’s business and product candidates, CLY-101 and CLY-201, from Clywedog. Barinthus Bio senior management evaluated this information and applied Barinthus Bio senior management’s judgment (as well as the considerations and assumptions described below) to develop its view regarding the estimated enterprise value of Clywedog for each of the fiscal years ending December 31, 2025 through December 31, 2044. Barinthus Bio senior management assessed the potential market size and revenue potential of Clywedog’s clinical product candidates, effective tax rate, the costs to be incurred in launching such product candidates, including anticipated operating costs, the timeline to commercialization, forecasted patent expiration dates and its risk profile in order to prepare the financial forecast for each of the fiscal years ending December 31, 2025 through 2044. Barinthus Bio senior management further applied certain probabilities of success, which were based on industry benchmarks and publicly available publications for probabilities of success for similarly situated product candidates and for which Barinthus Bio senior management believed to be reasonable, based on a review of publicly available studies and industry practice, for Clywedog’s product candidates.
Set forth below is a summary of the Barinthus Management Clywedog Projections, which are select projected financial information for Clywedog for fiscal years 2025 through 2044 based on information as prepared by Barinthus Bio senior management in connection with Barinthus Bio’s evaluation of the Transactions. The Barinthus Management Clywedog Projections were probability-adjusted, and included, among other things, the following assumptions and estimates regarding Clywedog’s product candidates as to which there can be no assurances: peak penetration in target patient populations of 5% with respect to CLY-101 and 8% with respect to CLY-201, peak revenue of approximately $1.3 billion with respect to both CLY-101 and CLY-201; a launch date with respect to CLY-101 of 2030 and a launch date of 2032 with respect to CLY-201; peak sales with respect to CLY-101 starting in 2036 and peak sales with respect to CLY-201 starting in 2038; gross price at launch based on industry benchmarks of other commercial products in similar disease areas with annual price increases of 2% and average net profit equal to 63% of net sales from 2036 to 2044.
Additionally, the Barinthus Management Clywedog Projections assumed that research and development expenses (“R&D”) will cost Clywedog approximately $315 million (in aggregate) from 2025 through the launch of CLY-101 in 2030, and then assumes a $128 million R&D cost (in aggregate) from 2031 to 2044. The Barinthus Management Clywedog Projections assumed that general and administrative expenses (“G&A”)

will cost Clywedog approximately $123 million (in aggregate) from 2026 to 2044 and sales and marketing expenses (“S&M”) will cost Clywedog approximately 30% of revenues. Each of R&D and G&A assumes a 2% annualized increase starting in 2026. The Barinthus Management Clywedog Projections also assumed that income taxes payable will be at a tax rate of 30% and the inclusion of the potential benefit from net operating loss and usage. The risk-adjusted Barinthus Management Clywedog Projections for the applicable periods are summarized below (in millions):
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Revenue	—	—	—	—	—	$5	$61	$204	$435	$664	$856
Gross Profit	—	—	—	—	—	$5	$58	$193	$414	$631	$813
Total Operating Costs	$6	$50	$88	$147	$14	$32	$49	$92	$152	$220	$268
Profit (Loss) from Operations	$(6)	$(50)	$(88)	$(147)	$(14)	$(27)	$9	$102	$262	$411	$545
Net Operating Profit (Loss) After Tax	$(6)	$(50)	$(88)	$(147)	$(14)	$(27)	$9	$96	$247	$307	$383
Unlevered Free Cash Flow(1)	$(6)	$(51)	$(89)	$(148)	$(12)	$(27)	$8	$95	$245	$305	$382
	2036	2037	2038	2039	2040	2041	2042	2043	2044
Total Revenue	$1,025	$1,118	$1,170	$1,213	$1,253	$1,294	$1,336	$647	$169
Gross Profit	$973	$1,062	$1,111	$1,153	$1,190	$1,229	$1,270	$615	$161
Total Operating Costs	$319	$347	$363	$376	$388	$400	$413	$207	$64
Profit (Loss) from Operations	$655	$715	$749	$777	$802	$829	$856	$408	$97
Net Operating Profit (Loss) After Tax	$460	$503	$526	$546	$564	$583	$602	$287	$68
Unlevered Free Cash Flow(1)	$459	$502	$526	$546	$564	$582	$602	$291	$71

(1)
Unlevered free cash flow is a non-U.S. GAAP financial measure defined as operating income, less taxes, plus depreciation and amortization, less change in net working capital, and less capital expenditures.

Barinthus Management Projections
Set forth below is a summary of the Barinthus Management Projections prepared by Barinthus Bio senior management. The Barinthus Management Projections reflect Barinthus Bio on a standalone basis without giving effect to, and as if Barinthus Bio had not contemplated, the Transactions, and included among other things, the following assumptions and estimates regarding Barinthus Bio’s product candidate, VTP1000, as to which there can be no assurance: worldwide unadjusted peak sales assumptions of those products, while also accounting for risk and probability adjustments reflecting Barinthus Bio’s senior management’s assessment as to the probability of success of Barinthus Bio’s pipeline programs as of the time such Barinthus Management Projections were prepared; asset-specific probabilities of technical and regulatory approval success; timing of the clinical development plan; timing of commercial launch; pricing; sales ramp; market size; market share; peak sales; duration; pricing; relative positioning versus competition; licensing arrangements; market exclusivity; R&D expenses; S&M expenses; G&A expenses; effective tax rate and utilization of net operating losses; and other relevant factors related to Barinthus Bio’s long-range operating plan. The risk-adjusted Barinthus Management Projections for the applicable periods are summarized below (in millions):

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Total Revenue	—	—	—	—	—	—	—	$13	$32	$94	$147
Gross Profit	—	—	—	—	—	—	—	$13	$31	$89	$139
Total Operating Costs	$8	$28	$50	$52	$68	$60	$57	$40	$39	$40	$51
Profit (Loss) from Operations	$(8)	$(28)	$(50)	$(52)	$(68)	$(60)	$(57)	$(27)	$(8)	$49	$88
Net Operating Profit (Loss) After Tax	$(8)	$(28)	$(50)	$(52)	$(68)	$(60)	$(57)	$(27)	$(8)	$46	$83
Unlevered Free Cash Flow(1)	$(8)	$(27)	$(50)	$(52)	$(68)	$(60)	$(57)	$(27)	$(9)	$45	$82
	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Total Revenue	$199	$270	$333	$390	$410	$426	$443	$461	$479	$423	$414
Gross Profit	$188	$256	$315	$369	$389	$404	$420	$436	$453	$401	$392
Total Operating Costs	$62	$77	$89	$101	$106	$109	$113	$117	$121	$110	$109
Profit (Loss) from Operations	$126	$180	$226	$268	$283	$295	$307	$319	$332	$290	$283
Net Operating Profit (Loss) After Tax	$119	$170	$200	$193	$204	$212	$221	$230	$239	$209	$204
Unlevered Free Cash Flow(1)	$118	$168	$199	$192	$203	$212	$220	$230	$239	$210	$204

(1)
Unlevered free cash flow is a non-U.S. GAAP financial measure defined as operating income, less taxes, plus depreciation and amortization, less change in net working capital, and less capital expenditures.

In light of the foregoing factors and the uncertainties inherent in the Barinthus Forecasts, Barinthus Shareholders are cautioned not to place undue reliance on the Barinthus Forecasts or any other forward-looking information included in this section of the proxy statement/prospectus.
Closing Date and Effective Times
Pursuant to the terms of the Merger Agreement, Barinthus Bio and Topco will each use their respective reasonable best efforts to obtain an order of the Court under Part 26 of the UK Companies Act sanctioning the Scheme Transaction (the “Court Order”), which shall be effective once the Court Order is duly filed with the Registrar.
The Combinations will become effective sequentially (i) with the Scheme Transaction and Court Order becoming effective on the date that the Court Order is duly filed with the Registrar and at the time the Court Order is duly delivered to the Registrar, such time being the “Scheme Effective Time,” and (ii) with the Merger becoming effective on the date that Clywedog files the Clywedog Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the “Closing Date”), which shall be completed as soon as reasonably practicable following the Scheme Effective Time. Subject to the terms and conditions set forth in the Merger Agreement, on the Closing Date, Clywedog and shall make all other filings or recordings required under the DGCL.
Subject to the satisfaction or waiver of the conditions to the Closing described in the section entitled “The Merger Agreement — Conditions to the Completion of the Combinations” of this proxy statement/prospectus, including the approval of the Scheme Transaction by Barinthus Shareholders at the Barinthus General Meeting and adoption of the Merger Agreement by the Clywedog stockholders, the sanction hearing of Barinthus Bio having taken place and the filing of the Court Order with the Registrar, it is anticipated that the Combinations will close in the first half of 2026. However, neither Barinthus Bio nor Clywedog can predict the actual date on which the Combinations will be completed, or if the Combinations will occur at all, because completion of the Combinations is subject to conditions and factors outside the control of both companies. It is possible that factors outside the control of both companies could result in the Combinations being completed at a different time, or not at all.
Accounting Treatment
Topco will account for the Combinations using the acquisition method of accounting for business combinations in accordance with U.S. GAAP (pursuant to ASC 805), with Clywedog treated as the

“accounting acquirer” and Barinthus Bio treated as the “legal acquirer” for financial reporting purposes. For further information, see the section entitled “Unaudited Pro Forma Combined Financial Information” of this proxy statement/prospectus.
Regulatory Matters
Barinthus Bio and Clywedog have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the Merger Agreement. Barinthus Bio and Clywedog have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.
Securities and Exchange Commission
In connection with the Combinations, Topco has filed a registration statement on Form S-4, of which this proxy statement/prospectus forms a part, with the SEC under the Securities Act that must be declared effective by the SEC prior to the Barinthus General Meeting and pursuant to which the issuance, at each of the Scheme Effective Time and Merger Effective Time, of shares Topco Common Stock to be issued in connection with the Combinations will be registered with the SEC.
Nasdaq
In addition, the completion of the Combinations is subject to approval for listing of the shares of Topco Common Stock to be issued in connection with the Combinations on the Nasdaq, subject to official notice of issuance.
Scheme of Arrangement
The entire issued and to be issued ordinary share capital of Barinthus Bio is intended to be issued in exchange for the Scheme Consideration by way of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act.
For further information, see the sections entitled “Scheme of Arrangement” and “The Transactions” of this proxy statement/prospectus.
Commitment to Obtain Approvals
Barinthus Bio and Clywedog have agreed to cooperate with each other and use reasonable best efforts to take all actions and do all things necessary, proper or advisable to consummate the Combinations as soon as practicable. These reasonable best efforts include an obligation to obtain as promptly as practicable all regulatory approvals and consents necessary or advisable in order to consummate the Combinations.
No Assurance of Approvals
As of the date of this proxy statement/prospectus, Barinthus Bio and Clywedog have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals. The parties believe that the Combinations can be completed in compliance with all applicable regulatory laws.
We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation or remedies, conditions or commitments related to such approvals.
Barinthus Bio and Clywedog are not aware of any material governmental approvals or actions that are required for completion of the Combinations other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Parties’ Intentions Regarding Barinthus Bio and Clywedog
Barinthus Bio and Clywedog have commenced, and following the Closing, Topco will continue, a comprehensive evaluation of Topco’s operations and will identify the best way to integrate the organizations in order to further improve Topco’s ability to advance a novel portfolio of clinical-stage candidates targeting metabolic and autoimmune diseases, as well as achieve cost synergies. Members of management and employees from both Barinthus Bio and Clywedog are and will be involved in the evaluation, formation and execution of the integration plans.
Until these evaluations and formation of plans have been completed, Barinthus Bio and Clywedog are not in a position to comment on prospective potential impacts upon employment, specific locations or any redeployment of fixed assets.
U.S. Federal Securities Law Consequences
Subject to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, shares of Topco Common Stock issued in the Combinations will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for (i) shares of Topco Common Stock issued to any Barinthus Shareholder or Clywedog stockholder who may be deemed an “affiliate” of Topco after completion of the Combinations and (ii) shares of Topco Common Stock issued to those Barinthus Shareholders and Clywedog stockholders that entered into Lock-Up Agreements in connection with the Merger Agreement, which provide that such Barinthus Shareholders and Clywedog stockholders shall not transfer any of the shares of Topco Common Stock received by such persons upon completion of the Combinations for a period of six months from the Closing Date. This proxy statement/prospectus does not cover resales of shares of Topco Common Stock received by any person upon completion of the Combinations, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of shares of Topco Common Stock.
Listing of Topco Common Stock
Shares of Topco Common Stock are not currently traded or quoted on a stock exchange or quotation system. It is a condition to the parties’ obligations to effect the Combinations that the Topco Common Stock be authorized for listing on Nasdaq, subject to official notice of issuance. The shares of Topco Common Stock to be issued in the Combinations are expected to be listed on Nasdaq following the completion of the Combinations, which will occur following the Merger Effective Time. As such, it is intended that, between the Scheme Effective Time and the Merger Effective Time, the Topco Common Stock will continue not to be traded or quoted on a stock exchange or quotation system.
Delisting and Deregistration of Barinthus ADSs
It is intended that the last day for dealings in Barinthus ADSs on Nasdaq will be the last business day before the Scheme Effective Time. It is intended that, following the closing of the Combinations, the Barinthus ADS program will be terminated and that applications will be made to delist the Barinthus ADSs from Nasdaq and terminate the registration of the Barinthus Ordinary Shares and the Barinthus ADSs under the Exchange Act promptly following such time.

DESCRIPTION OF TOPCO CAPITAL STOCK
General
Pursuant to the Merger Agreement, prior to the Scheme Effective Time, the Topco Board shall adopt the Topco A&R Charter, to be in effect as of the Scheme Effective Time. The following information is a summary of the material terms of the capital stock of Topco that will be in effect as of the Scheme Effective Time. You are encouraged to read the Topco A&R Charter and the Topco A&R Bylaws, which, as of and following the Scheme Effective Time, will be substantially in the forms attached hereto as Exhibit 3.3 and Exhibit 3.4 of this proxy statement/prospectus, respectively. For more information, see the comparison of relative rights described in the section entitled “Comparison of Rights of Stockholders of Barinthus Bio, Clywedog, and Topco” in this proxy statement/prospectus.
Topco’s authorized capital stock consists of [•] shares of common stock, par value $0.0001 per share, and [•] shares of preferred stock, par value $0.0001 per share.
Common Stock
Voting.   Except as otherwise required by law (and subject to the rights of the holders any series of preferred stock then outstanding under the Topco A&R Charter), each outstanding share of Topco Common Stock is entitled to vote on each matter on which Topco’s stockholders are entitled to vote, and each holder thereof shall be entitled to one vote for each share of Topco Common Stock held by such holder. Holders of shares of Topco Common Stock do not have cumulative voting rights.
Dividends.   Subject to the rights of the holders of any series of preferred stock then outstanding, holders of Topco Common Stock have the right to receive dividends when, as and if declared thereon by the Topco Board from time to time out of assets or funds legally available therefor.
Special Meetings and Notice Procedures.   The Topco A&R Bylaws provide that special meetings of stockholders may be called at any time by a resolution adopted by the majority of the Topco Board. In addition, the Topco A&R Bylaws establish an advance written notice procedure for stockholders seeking to nominate candidates for election to the Topco Board or to propose matters to be acted upon at stockholders’ meetings. As a result, these provisions of the Topco A&R Bylaws may delay stockholder actions with respect to business combinations or a change in management and may make it more difficult for third parties to acquire control of Topco.
Advanced Notice.   The Topco A&R Bylaws provide that for director nominations or other business to be properly brought before an annual meeting by a stockholder, such stockholder must generally provide notice to Topco no later than 90 days and no more than 120 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, such notice must be delivered no more than 120 days prior to such annual meeting nor less than the later of (i) 90 days prior to such annual meeting and (ii) ten days after the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such meeting is first made.
Exclusive Jurisdiction.   The Topco A&R Charter provides that (i) unless Topco selects or consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint by any current or former stockholder asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Chancery Court (or, if the Chancery Court does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware), and (ii) the sole and exclusive forum for any complaint by any current or former stockholder asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America.
Other Rights.   Holders of Topco Common Stock will not have any preemptive, subscription or conversion rights under the Topco A&R Charter.

Blank Check Preferred Stock
The Topco Board is authorized, subject to limitations prescribed by applicable law, to provide, by resolution or resolutions, for the issuance of shares of preferred stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the powers (including voting powers), designations, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), designations, preferences, and relative, participating, optional and other special rights of each series of preferred stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus describes material terms and conditions of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 and is incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the Merger Agreement and the other documents referred to therein, for a more complete understanding of the Transactions before making any decisions regarding the Transactions, including approval of the Barinthus Scheme Proposal, as it is the legal document governing the Transactions. The legal rights and obligations of the parties to the Merger Agreement are governed by the specific language of the Merger Agreement, and not this summary.
The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the Merger Agreement among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly. The representations and warranties in the Merger Agreement are also subject to a contractual standard of materiality different from that generally applicable to shareholders and are used for the purpose of allocating risk among the parties rather than establishing matters as facts. Topco, Barinthus Bio, and Clywedog do not believe that the disclosure schedules contain information that is material to an investment decision. Moreover, certain representations and warranties in the Merger Agreement may not have been or may not be, as applicable, accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Topco, Barinthus Bio, and Clywedog or any other matter.
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Barinthus Bio, Clywedog, Topco and Merger Sub contained in this proxy statement/prospectus or in the public reports of Barinthus Bio, Clywedog, Topco and Merger Sub filed with the SEC may supplement, update or modify the factual disclosures about Barinthus Bio, Clywedog, Topco and Merger Sub contained in the Merger Agreement. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. The representations, warranties and covenants made in the Merger Agreement by Barinthus Bio, Clywedog, Topco and Merger Sub were qualified and subject to important limitations agreed to by Barinthus Bio, Clywedog, Topco, and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right, subject to certain materiality and material adverse effect qualifiers, not to consummate the Combinations if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk among the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the confidential disclosures that Barinthus Bio and Clywedog each delivered to the other party in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date on which they were made.
Execution of the Merger Agreement
On September 29, 2025, the parties executed the Merger Agreement.

Structure and Effective Times
As discussed throughout this proxy statement/prospectus, on September 29, 2025, Barinthus Bio entered into the Merger Agreement by and among Barinthus Bio, Topco, Merger Sub, and Clywedog, pursuant to which Barinthus Bio and Clywedog will enter into a business combination and operate under Topco, a new holding company incorporated in Delaware. The Combinations will be implemented in two main steps, which are the Scheme Transaction followed by the Merger.
Scheme Transaction
In the Scheme Transaction, the Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein, Topco will acquire the entire issued and to be issued share capital of Barinthus Bio pursuant to the Scheme of Arrangement (subject to any modification, addition or condition which (a) Barinthus Bio, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (b) is otherwise imposed by the Court and mutually acceptable to Barinthus Bio, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with Part 26 of the UK Companies Act and the Merger Agreement).
At the Scheme Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding Barinthus Ordinary Shares, which, for the avoidance of doubt, will include Barinthus Ordinary Shares in the capital of Barinthus Bio held by the Depositary (or to the extent that the Depositary is not itself the registered holder of such shares that underly the American Depositary Shares of Barinthus Bio, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement, dated as of April 29, 2021, among Barinthus Bio, the Depositary, and all holders from time to time of the American Depositary Shares of Barinthus Bio, as may be amended from time to time) each representing one Barinthus ADSs from the holders of Scheme Shares whose names appear in the register of members of Barinthus Bio at the Scheme Effective Time in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) the Per Share Scheme Consideration plus, (ii) the Fractional Scheme Share Consideration. In connection with the Combinations, and as part of the Court approval of the Scheme of Arrangement, the amount standing to the credit of Barinthus Bio’s share premium account will be cancelled and, following the Scheme Effective Time and at the discretion of the Barinthus Board, an amount will be distributed by Barinthus Bio to Topco for the purpose of the Self-Tender Offer.
Following the Scheme Effective Time, Topco may, in its discretion, elect to commence a Self-Tender Offer to purchase up to $27,000,000 in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
Merger
In the Merger, Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the DGCL.
At the Merger Effective Time, each share of Clywedog Shares, other than Clywedog Shares held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) and Clywedog Shares held by a holder who is entitled to demand and has properly demanded appraisal for such shares of Clywedog Shares in accordance with Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (“Dissenting Shares”), will be converted solely into the right to receive (i) the Per Share Merger Consideration plus, (ii) the Fractional Merger Share Consideration.
Upon the Closing, Clywedog stockholders will own approximately 66% of the combined company and Barinthus Shareholders will own approximately 34% of the combined company.
Transaction Consideration
Scheme Consideration
At the Scheme Effective Time, the Scheme of Arrangement will become effective, pursuant to which Topco will acquire the Scheme Shares (including, for the avoidance of doubt, the Deposited Shares) from the Scheme Shareholders in accordance with the provisions of the Scheme of Arrangement, and the Scheme Shareholders will cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, (i) the Per Share Scheme Consideration plus (ii) the Fractional Scheme Share Consideration. The number of shares of Topco Common Stock issued in connection with the Scheme of Arrangement will, in each case, be rounded down to the nearest whole share of Topco Common Stock. As soon as reasonably practicable after the Scheme Effective Time, and subject to the stamping of the relevant instrument of transfer, the register of members of Barinthus Bio will be updated in accordance with the Scheme of Arrangement to reflect the transfer of the Scheme Shares, as contemplated thereby.
Merger Consideration
At the Merger Effective Time, subject to adjustment, (i) the Excluded Shares will be canceled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and (ii) each Clywedog Share outstanding immediately prior to the Merger Effective Time (excluding the Excluded Shares and the Dissenting Shares) will be converted solely into the right to receive the Per Share Merger Consideration plus (ii) the Fractional Merger Share Consideration.
If any shares of Clywedog Shares outstanding immediately prior to the Merger Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with Clywedog, then the shares of Topco Common Stock issued in exchange for such shares of Clywedog Shares will to the same extent, and subject to applicable law, be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Topco Common Stock will accordingly be marked with appropriate legends. Clywedog will take all actions that may be necessary to ensure that, from and after the Merger Effective Time, Topco is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares will, as of the Merger Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
If the Combinations are completed, Barinthus Shareholders are expected to own approximately 34% of Topco and Clywedog stockholders are expected to own approximately 66% of Topco, on a fully diluted basis, based on the respective capitalizations of Barinthus Bio and Clywedog as of the date the parties entered into the Merger Agreement.
Determination of Barinthus Bio Net Cash and Clywedog Net Cash
Each of Barinthus Net Cash and Clywedog Net Cash is subject to numerous factors, many of which are outside of the respective party’s control. If Barinthus Bio and Clywedog cannot agree on the Barinthus Net Cash or the Clywedog Net Cash, the amount will be determined by an independent auditor of national standing jointly selected by Barinthus Bio and Clywedog as set forth in the Merger Agreement.
Pursuant to the terms of the Merger Agreement, Barinthus Net Cash means, as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in any event consistent with U.S. GAAP) and in accordance with Barinthus Bio’s audited financial statements and unaudited interim balance sheet (without duplication):
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the aggregate amount of Barinthus Bio’s cash, cash equivalents and marketable securities, minus

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all unpaid Barinthus Transaction Costs, minus

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the amount of the Aggregate Tender Offer Consideration to be paid in the Self-Tender Offer less any amounts that have already been paid whether to a tendering shareholder or to a third party paying agent for purposes of distribution to tendering shareholders, minus

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fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy, plus

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the amount of proceeds received prior to the Merger Effective Time from a Barinthus Legacy Transaction (as defined below) (less, in each case, any applicable tax thereon).

No later than five (5) business days before the Closing, Barinthus Bio will deliver to Clywedog a schedule (the “Barinthus Closing Schedule”) setting forth, in reasonable detail, Barinthus Bio’s good faith, estimated calculation of Barinthus Net Cash (the “Barinthus Closing Calculations” and the date of delivery of such schedule being the “Barinthus Delivery Date”) as of the Determination Time prepared and certified by Barinthus Bio’s Chief Executive Officer. Barinthus Bio will make available to Clywedog, as reasonably requested by Clywedog, the work papers and back-up materials used or useful in preparing the Barinthus Closing Schedule and, if reasonably requested by Clywedog, Barinthus Bio’s accountants and counsel at reasonable times and upon reasonable notice. The Barinthus Closing Calculations will include Barinthus Bio’s determination, as of the Determination Time, of the applicable terms necessary to calculate the Merger Exchange Ratio.
No later than five (5) business days after the Barinthus Delivery Date (the last day of such period, the “Clywedog Response Date”), Clywedog will have the right to dispute any part of the Barinthus Closing Calculations by delivering a written notice to that effect to Barinthus Bio (a “Clywedog Dispute Notice”). Any Clywedog Dispute Notice will identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Barinthus Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
If, on or prior to the Clywedog Response Date, Clywedog notifies Barinthus Bio in writing that it has no objections to the Barinthus Closing Calculations or, if on the Clywedog Response Date, Clywedog fails to deliver a Clywedog Dispute Notice in accordance with the terms of the Merger Agreement, then the Barinthus Closing Calculations as set forth in the Barinthus Closing Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Barinthus Net Cash at the Determination Time for purposes of the Merger Agreement.
If Clywedog delivers a Clywedog Dispute Notice on or prior to the Clywedog Response Date, then representatives of Barinthus Bio and Clywedog will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Barinthus Net Cash, which agreed upon Barinthus Net Cash will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Barinthus Net Cash at the Determination Time for purposes of the Merger Agreement.
Pursuant to the terms of the Merger Agreement, Clywedog Net Cash means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in event consistent with U.S. GAAP) and in accordance with Clywedog’s audited financial statements and unaudited interim balance sheet (without duplication):
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the aggregate amount of Clywedog’s cash, cash equivalents and marketable securities, plus

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accounts, interest and other receivables and deposits (including any tax refund claims pending as of the date of the Merger Agreement), minus

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all unpaid Clywedog Transaction Costs, plus

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all prepaid Clywedog expenses, minus

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fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy.

No later than five (5) business days before the Closing, Clywedog will deliver to Barinthus Bio a schedule (the “Clywedog Closing Schedule”) setting forth, in reasonable detail, Clywedog’s good faith, estimated calculation of Clywedog Net Cash (the “Clywedog Closing Calculations” and the date of delivery of such schedule being the “Clywedog Delivery Date”) as of the Determination Time prepared and certified by Clywedog’s Chief Financial Officer. Clywedog will make available to Barinthus Bio, as reasonably requested by Barinthus Bio, the work papers and back-up materials used or useful in preparing the Clywedog Closing Schedule and, if reasonably requested by Barinthus Bio, Clywedog’s accountants and counsel at reasonable times and upon reasonable notice. The Clywedog Closing Calculations will include Clywedog’s determination, as of the Determination Time, of the applicable terms necessary to calculate the Merger Exchange Ratio.

No later than five (5) business days after the Clywedog Delivery Date (the last day of such period, the “Barinthus Response Date”), Barinthus Bio will have the right to dispute any part of the Clywedog Closing Calculations by delivering a written notice to that effect to Barinthus Bio (a “Barinthus Dispute Notice”). Any Barinthus Dispute Notice will identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Clywedog Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
If, on or prior to the Barinthus Response Date, Barinthus Bio notifies Clywedog in writing that it has no objections to the Clywedog Closing Calculations or, if on the Barinthus Response Date, Barinthus Bio fails to deliver a Barinthus Dispute Notice, then the Clywedog Closing Calculations as set forth in the Clywedog Closing Schedule will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Clywedog Net Cash at the Determination Time for purposes of the Merger Agreement.
If Barinthus Bio delivers a Barinthus Dispute Notice on or prior to the Barinthus Response Date, then representatives of Barinthus Bio and Clywedog will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Clywedog Net Cash, which agreed upon Clywedog Net Cash will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Clywedog Net Cash at the Determination Time for purposes of the Merger Agreement.
Topco Equity Incentive Plan and Topco ESPP
Prior to the Scheme Effective Time, the Topco Board will adopt an equity incentive plan of Topco in form and substance as agreed to by Barinthus Bio and Clywedog, reserving for issuance a number of shares of Topco Common Stock to be mutually agreed upon by Clywedog and Barinthus Bio (the “Topco Equity Incentive Plan”), subject to the Closing and effective as of the Scheme Effective Time. Subject to the approval of the Topco Equity Incentive Plan by Barinthus Shareholders prior to the Scheme Effective Time, Topco will file with the SEC, promptly after the Merger Effective Time and at Clywedog’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to the Topco Equity Incentive Plan.
Prior to the Scheme Effective Time, the Topco Board will adopt an employee stock purchase plan of Topco in form and substance as agreed to by Barinthus Bio and Clywedog, reserving for issuance a number of shares of Topco Common Stock to be mutually agreed upon by Clywedog and Barinthus Bio (the “Topco ESPP”), subject to the Closing and effective as of the Merger Effective Time. Subject to the approval of the Topco ESPP by the Barinthus Shareholders prior to the Scheme Effective Time, Topco will file with the SEC, promptly after the Merger Effective Time and Clywedog’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to the Topco ESPP.
The forms of the Topco Equity Incentive Plan and Topco ESPP are filed as Exhibits 10.7 and 10.8, respectively, of this proxy statement/prospectus.
Employee Benefits
Following the Closing Date, Topco will comply with the terms of any employment, severance, retention, change of control, or similar agreement for certain continuing employees of Barinthus Bio, subject to the provisions of such agreements.
Efforts; Regulatory Approvals
The parties have agreed to use reasonable best efforts to consummate the Transactions. Each party: (i) will, if required by the relevant party, prepare and submit (or in the case of Clywedog, use its commercially reasonable efforts to procure that OrbiMed and TPAV prepare and submit) to the Investment Security Unit (the “ISU”) a notice relating to the Transactions in accordance with the requirements of the NSIA (the “NSI Notice”), (ii) will make all other filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Transactions, (iii) will use reasonable best efforts to obtain each consent required to be obtained (pursuant to any applicable law or contract, or otherwise) by such party in connection with the Transactions or for such contract to remain in full force and effect, (iv) will use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Transactions and (v) will use reasonable best efforts to satisfy the conditions precedent to the consummation of Merger Agreement described in further detail in the section of proxy statement/prospectus titled “The Merger Agreement — Conditions to the Completion of the Combinations.”
Each party will use reasonable best efforts to file or otherwise submit, (or where appropriate, procure the filing or submission), within fifteen (15) business days, all applications, notices (including but not limited to the NSI Notices), reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the Transactions, and to submit promptly any additional information requested by any such governmental authority. The parties submitted the NSI Notices to the UK Government on October 16, 2025 and October 21, 2025 and expect the notification to be accepted within five (5) business days, subject to additional information requests.
The parties will promptly respond (or in the case of Clywedog, use its commercially reasonable efforts to procure that OrbiMed and TPAV promptly responds) to any requests or enquiries from the ISU or the Secretary of State in connection with the Transactions and will promptly provide any additional information, documents, or explanations that the ISU or the Secretary of State may require to complete their assessment of the NSI Notice. Each party will, as applicable, also provide the other party with such information and assistance as may reasonably be required to prepare any NSI Notices, including promptly supplying any information relating to that party which the other party reasonably requires for the purpose of preparing the NSI Notice or any related filings, submissions, or notifications (including responses to requests for further information) in connection with the receipt by Barinthus Bio of evidence that the Cabinet Office has notified each of Topco, OrbiMed and TPAV, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Transactions.
Nasdaq Listing
Pursuant to the Merger Agreement, the parties will prepare and Topco will file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of shares of Topco Common Stock on Nasdaq and will use commercially reasonable efforts to ensure that the listing of share of Topco Common Stock are authorized for listing on Nasdaq prior to the Scheme Effective Time, subject to official notice of issuance. Each party and its subsidiaries will prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no party will use any such information for any other purpose without the prior written consent of the providing party (which consent will not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable law or other applicable securities laws. Each of Barinthus Bio and Clywedog authorizes Topco to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Barinthus Bio and its subsidiaries and Clywedog and its subsidiaries furnished by each of Barinthus Bio and Clywedog, respectively. Each party will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. The parties not filing the Nasdaq Listing Application will cooperate with the other party as reasonably requested by such party with respect to the Nasdaq Listing Application and promptly furnish to such party all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this section. Clywedog has agreed to pay all Nasdaq fees associated with the Nasdaq Listing Application.
Adoption of Topco’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Prior to the Scheme Effective Time, the sole stockholder of Topco will adopt the Topco A&R Charter, to be in effect as of the Scheme Effective Time. Prior to the Scheme Effective Time, the Topco Board will adopt the Topco A&R Bylaws, to be in effect as of the Scheme Effective Time. The Topco Charter and Topco Bylaws will remain in effect as of the Merger Effective Time.
Conditions to the Completion of the Combinations
The respective obligations of Barinthus Bio, Topco, Clywedog and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

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the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act and such Registration Statement not being subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn;

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the absence of any order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Transactions;

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the absence of any applicable law enacted, entered, promulgated or enforced by any governmental authority that remains in effect and prohibits or makes illegal completion of the Transactions;

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approval of the Scheme of Arrangement by Barinthus Shareholders at the Barinthus Court Meeting and the passing of the Scheme Implementation Proposal by Barinthus Shareholders at the Barinthus General Meeting;

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the sanction of the Scheme of Arrangement (including the Capital Reduction) by the Court;

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the receipt of the required Clywedog stockholder approval;

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the approval of the shares of Topco Common Stock to be issued in connection with the Combinations for listing on Nasdaq, subject to official notice of issuance;

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the receipt by Barinthus Bio of evidence that the Cabinet Office has notified each of Topco, OrbiMed and TPAV, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Transactions; and

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any applicable waiting period or consent under applicable antitrust law will have expired, been terminated, or been obtained, as applicable.

The obligation of Barinthus Bio and Merger Sub to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
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the representations and warranties of Clywedog regarding certain matters, including matters related to organization, authority, vote required, the absence of certain material changes or events between December 31, 2024 and the date of the Merger Agreement, and financial advisors in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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the representations and warranties of Clywedog regarding certain capitalization matters in the Merger Agreement must be true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);

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the remaining representations and warranties of Clywedog in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the Closing Date or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Clywedog Material Adverse Effect (without giving effect to any references therein to any Clywedog Material Adverse Effect or other materiality qualifications);

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since December 31, 2024, no Clywedog Material Adverse Effect will have occurred;

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Clywedog must have performed or complied with in all material respects all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Merger Effective Time;

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Clywedog must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Merger, including a certificate executed by a duly authorized officer of Clywedog confirming certain sections of the Merger Agreement have been duly satisfied;

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each Lock-Up Agreement entered into by certain of Clywedog stockholders will continue to be in full force and effect as of immediately following the Merger Effective Time;

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the Investor Agreements (as defined in the Merger Agreement) will have been terminated;

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Topco will have accepted for payment the shares of Topco Common Stock validly tendered (and not validly withdrawn) pursuant to the Self-Tender Offer, if applicable; and

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Clywedog will have the Clywedog Minimum Cash as of such dates set forth in the Merger Agreement, subject to the Clywedog Collar.

The obligation of Clywedog to complete the Combinations are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following additional conditions:
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the representations and warranties of Barinthus Bio and Merger Sub regarding certain matters, including matters related to organization, authority, vote required, and the absence of certain material changes or events between August 31, 2025 and the date of the Merger Agreement, in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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the representations and warranties of Barinthus Bio regarding certain capitalization matters in the Merger Agreement must be true and correct as of the date of the Merger Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date);

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the remaining representations and warranties of Barinthus Bio and Merger Sub in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the Closing Date with the same force and effect as if made on the Closing Date or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Barinthus Material Adverse Effect (without giving effect to any references therein to any Barinthus Material Adverse Effect or other materiality qualifications);

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Barinthus Bio must have delivered certain certificates and other documents required under the Merger Agreement for the completion of the Combinations, including a certificate executed by a duly authorized officer of Barinthus Bio confirming certain sections of the Merger Agreement have been duly satisfied;

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since December 31, 2024, no Barinthus Material Adverse Effect will have occurred;

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each Lock-Up Agreement entered into by certain of Barinthus Shareholders will continue to be in full force and effect as of immediately following the Merger Effective Time; and

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Barinthus Bio having the Barinthus Minimum Cash as of such dates set forth in the Merger Agreement, subject to the Barinthus Collar.

The Scheme of Arrangement can only become effective if all conditions to the Combinations, including the required Barinthus Bio shareholder approvals, Clywedog stockholder approval and the sanction of the Court, have been satisfied or (to the extent permitted by law) waived. The Scheme of Arrangement will become effective upon a copy of the Court Order being delivered to the Registrar of Companies in England and Wales for registration. Subject to the satisfaction or waiver of the conditions to the Combinations, including the sanction of the Scheme of Arrangement by the Court, the closing is expected to occur in the first half of 2026.

Adjustments to Prevent Dilution
If between the date of the Merger Agreement and the Merger Effective Time, the outstanding shares of Topco Common Stock, Clywedog Shares, Barinthus Ordinary Shares or Barinthus ADSs or any securities convertible into, or exercisable or exchangeable for any of the foregoing will have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, as applicable, will, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Topco Common Stock, Clywedog Shares, Barinthus ADSs and Barinthus Ordinary Shares and Barinthus Options and Barinthus RSUs with the same economic effect as contemplated by Merger Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, tender offer, combination or exchange of shares or other like change.
Exchange of Shares
Prior to the Scheme Effective Time, Clywedog will select the Exchange Agent. Prior to the Scheme Effective Time, Topco will deposit with the Exchange Agent evidence of book-entry shares representing the shares of Topco Common Stock issuable in the Combinations.
Promptly after the Scheme Effective Time, the parties will procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders, evidence of Exchange Shares in book-entry form, representing the aggregate Scheme Consideration. No interest will be paid or accrue for the benefit of the Scheme Shareholders on the Scheme Consideration. Prior to the Scheme Effective Time, Topco, Barinthus Bio and Clywedog will establish procedures with the Depositary that are reasonably acceptable to Barinthus Bio and Clywedog to ensure that (i) the Depositary (or the Depositary Custodian) will promptly deliver Exchange Shares to each holder of a Barinthus ADS upon surrender of the Barinthus ADS, (ii) any shares of Topco Common Stock unclaimed by holders of Barinthus ADSs will be treated, as closely as reasonably possible, and (iii) if reasonably practicable, the Scheme Consideration in respect of the Deposited Shares will be delivered directly by Topco to the Depositary rather than through the Exchange Agent. If reasonably deemed necessary by the parties in furtherance of the establishment of such procedures, Topco and Barinthus Bio will enter into one or more letter agreements to the Deposit Agreement that are reasonably acceptable to the Depositary, Topco, Barinthus Bio and Clywedog, and Barinthus Bio will deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. Barinthus Bio will bear all fees, charges and expenses (including any stamp duty or stamp duty reserve tax) required to be paid under the Deposit Agreement in connection with the Scheme Transaction, the cancellation of the Barinthus ADSs and the receipt of shares of Topco Common Stock by the holders of Barinthus ADSs. No interest will be paid or accrue on any amount payable in respect of the Barinthus ADSs.
Promptly after the Merger Effective Time, the parties will cause the Exchange Agent to mail to the record holders of shares of Clywedog Shares that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal, if requested by the Exchange Agent, in customary form and containing such provisions as Topco may reasonably specify (including a provision confirming that delivery of Clywedog stock certificates will be effected, and risk of loss and title to Clywedog stock certificates will pass, only upon delivery of such Clywedog stock certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Clywedog stock certificates in exchange for book-entry shares of Topco Common Stock. Upon surrender (including electronic surrender) of a Clywedog stock certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Barinthus Bio: (A) the holder of such Clywedog stock certificate will be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Topco Common Stock) that such holder has the right to receive pursuant to the Merger Agreement and (B) Clywedog stock certificate so surrendered will be canceled. Until surrendered, each Clywedog stock certificate will be deemed, from and after the Merger Effective Time, to represent only the right to receive book-entry shares of Topco Common Stock representing the Merger Consideration.
No party will be liable to any holder of any Clywedog stock certificate or Scheme Shares or to any other person with respect to any shares of Topco Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar law.

Lost, Stolen or Destroyed Certificates
If any Clywedog stock certificate will have been lost, stolen or destroyed, Topco may, in its discretion and as a condition precedent to the delivery of any shares of Topco Common Stock, require the owner of such lost, stolen or destroyed Clywedog stock certificate to provide an applicable affidavit with respect to such Clywedog stock certificate and post a bond indemnifying Topco against any claim suffered by Barinthus Bio related to the lost, stolen or destroyed Clywedog stock certificate or any shares of Topco Common Stock issued in exchange therefor as Topco may reasonably request.
No Transfers Following the Merger Effective Time
No dividends or other distributions declared or made with respect to shares of Topco Common Stock with a record date after the Merger Effective Time will be paid to the holder of any unsurrendered Clywedog stock certificate with respect to shares of Topco Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Clywedog stock certificate or provides an affidavit of loss or destruction in lieu thereof (at which time such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
Termination of Exchange Fund
Any shares of Topco Common Stock deposited with the Exchange Agent that remain undistributed to holders of Clywedog stock certificates within 180 days of the Merger Effective Time will be delivered to Topco upon demand, and any holders of Clywedog stock certificates who have not theretofore surrendered their Clywedog stock certificates will thereafter look only to Topco for satisfaction of their claims for shares of Topco Common Stock and any dividends or distributions with respect to shares of Topco Common Stock.
Any shares of Topco Common Stock and Fractional Scheme Share Consideration deposited with the Exchange Agent that remain undistributed to holders of Scheme Shares within twelve (12) months of the Scheme Effective Time will be delivered to Topco upon demand, and any holders of Scheme Shares who have not theretofore received payment in respect of their Scheme Shares will thereafter look only to Topco for satisfaction of their claims for shares of Topco Common Stock, any Fractional Scheme Share Consideration and any dividends or distributions with respect to shares of Topco Common Stock.
Withholding Taxes
Each of the Exchange Agent, Topco, Barinthus Bio and the surviving corporation (and, in each case, any affiliate thereof) will be entitled to deduct and withhold from any consideration deliverable pursuant to the Merger Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable law. The applicable payor will use commercially reasonable efforts to provide notice to any holder of Clywedog Shares or Scheme Shares upon becoming aware of any such withholding obligation attributable to any consideration payable in respect of Clywedog Shares or Scheme Shares (other than as a result of failure to provide the certificate in accordance with the terms of the Merger Agreement), including a reasonably detailed explanation for such withholding obligation, and the parties will cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate tax authority, such amounts will be treated for all purposes under the Merger Agreement as having been paid to the person to whom such amounts would otherwise have been paid.
Treatment of Barinthus Equity Awards
Barinthus Share Options
Each of Topco and Barinthus Bio will use reasonable endeavors to procure that each Barinthus Option, granted under the Barinthus Share Award Plan, outstanding immediately prior to the Scheme Effective Time, whether vested or unvested, will automatically, without any action on the part of the holder, be released in consideration of an Adjusted Option on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus Option in effect immediately prior to the Scheme Effective Time, except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock subject to the

Adjusted Option will be equal the total number of Barinthus Ordinary Shares subject to such Barinthus Option immediately prior to the Scheme Effective Time. The exercise price per share of such Adjusted Option will be equal the exercise price of the Barinthus Ordinary Shares subject to such Barinthus Option immediately prior to the Scheme Effective Time.
Barinthus EMI Options
Barinthus Bio will use reasonable endeavors to procure that each holder of a Barinthus EMI Option outstanding prior to the Scheme Meeting record date will validly exercise such Barinthus EMI Option in full into Barinthus Ordinary Shares immediately before the Scheme Effective Time such that such Barinthus Ordinary Shares will be treated as Scheme Shares for all purposes except determination of the exchange ratio. Notwithstanding, to the extent Barinthus EMI Options are exercised subsequently, the resultant Barinthus Ordinary Shares will, at the Scheme Effective Time, be exchanged for the amount of validly issued, fully paid and non-assessable shares of Topco Common Stock, and make all amendments to (i) the terms of the Barinthus EMI Share Option Scheme or (ii) Barinthus Bio’s articles of association as may be required or desirable to permit such exercise or exchange. To the extent that any Barinthus EMI Option is outstanding as at the 89th day following the Scheme Effective Time, such Barinthus EMI Option will be released by the holder for no consideration.
Barinthus Restricted Share Units
Each of Topco and Barinthus Bio will use reasonable endeavors to procure that each Barinthus RSU granted under the Barinthus Equity Plans and outstanding immediately prior to the Scheme Effective Time, will automatically, without any action on the part of the holder thereof, be released in consideration of the assumption of such restricted share unit by Topco and conversion into an Adjusted RSU on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus RSU immediately prior to the Scheme Effective Time, except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock subject to the Adjusted RSUs will be equal to the number of Barinthus Ordinary Shares or Barinthus ADSs subject to such Barinthus RSU immediately prior to the Scheme Effective Time.
Treatment of Clywedog Equity Awards
Under the terms of the Merger Agreement, at the Merger Effective Time, each Clywedog Option that is outstanding and unexercised immediately prior to the Merger Effective Time under the Clywedog employee plan and that, following assumption by Topco at the Merger Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into and become an option to purchase shares of Topco Common Stock, and Topco will assume the Clywedog Plan and each such Clywedog Option in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Clywedog Plan and the terms of the stock option agreement by which such Clywedog Option is evidenced. All other Clywedog Options will be cancelled immediately prior to the Merger Effective Time. All rights with respect to Clywedog Common Stock under Clywedog Options assumed by Topco will thereupon be converted into rights with respect to shares of Topco Common Stock (each such Clywedog Option, an “Assumed Option”).
Accordingly, from and after the Merger Effective Time: (i) each Assumed Option may be exercised solely for shares of Topco Common Stock, (ii) the number of shares of Topco Common Stock subject to each Assumed Option will be determined by multiplying (A) the number of shares of Clywedog Common Stock that were subject to such Clywedog Option, as in effect immediately prior to the Merger Effective Time, by (B) the Merger Exchange Ratio, and rounding the resulting number down to the nearest whole number, (iii) the per share exercise price for the shares of Topco Common Stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of Clywedog Common Stock subject to such Clywedog Option, as in effect immediately prior to the Merger Effective Time, by (B) the Merger Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Clywedog Option will otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Clywedog Option, such Assumed Option will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Topco Common Stock subsequent to the Merger Effective Time and (B) the Topco Board or a committee thereof will succeed to the authority and responsibility of the Clywedog Board or any committee thereof with respect to each Clywedog Option assumed by Topco.
Topco will file with the SEC, as soon as reasonably practicable after the Merger Effective Time, a registration statement on Form S-8, if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to Clywedog Options assumed by Topco in accordance with the Merger Agreement.
Prior to the Merger Effective Time, Clywedog will take all actions that may be necessary (under the Clywedog Plans and otherwise) to effectuate the provisions of the Merger Agreement and to ensure that, from and after the Merger Effective Time, holders of Clywedog Options have no rights with respect thereto other than those specifically provided in the Merger Agreement.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Barinthus Bio, Topco, Merger Sub and Clywedog for a transaction of this type relating to, among other things:
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corporate organization and power, and similar corporate matters;

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authority to enter into the Merger Agreement and the related agreements;

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capitalization;

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subsidiaries;

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non-contravention and consents;

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votes required to adopt and approve the Merger Agreement and the Transactions;

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financial statements and, with respect to Barinthus Bio, documents filed with the SEC and the accuracy of the information contained in those documents;

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the absence of material changes or events;

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the absence of undisclosed liabilities;

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title to assets;

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compliance with laws;

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real property and leaseholds;

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tax matters;

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agreements, contracts and commitments;

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intellectual property;

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regulatory compliance, permits and restrictions;

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legal proceedings and orders;

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benefit plans;

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employment and labor matters;

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environmental matters;

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transactions with affiliates;

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privacy and data security;

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anti-corruption and sanctions;

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with respect to Clywedog and Barinthus Bio, no financial advisors or any brokerage or finder’s fee or other fee or commission in connection with the Merger; with respect to Barinthus Bio, insurance;

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with respect to Barinthus Bio, any brokerage or finder’s fee or other fee or commission in connection with the Merger;

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with respect to Barinthus Bio, the valid issuance of Topco capital stock to be issued in the Combinations;

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with respect to Barinthus Bio, the opinion from Oppenheimer; and

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with respect to Barinthus Bio, the UK Takeover Code.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Barinthus Bio and Clywedog to complete the Merger.
Covenants; Conduct of Business Pending the Combinations
Barinthus Bio has agreed that, except (i) as expressly contemplated or permitted by the Merger Agreement (including actions in connection with the Self-Tender Offer), (ii) as set forth on the confidential Barinthus Bio disclosure schedule, (iii) as required by applicable law, or (iv) unless Clywedog will otherwise consent in writing (which consent will not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period (as defined below), Barinthus Bio will use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of all contracts that constitute Barinthus Bio material contracts under the Merger Agreement.
Except as expressly contemplated or permitted by the Merger Agreement (including actions in connection with the Self-Tender Offer), as set forth in the confidential Barinthus Bio disclosure schedule, as required by applicable law, or with the prior written consent of Clywedog (which consent will not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Barinthus Bio will not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for Barinthus Ordinary Shares (which may be represented by Barinthus ADSs) from terminated employees, directors or consultants);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security (except for Barinthus Ordinary Shares issued upon the valid exercise or settlement of outstanding Barinthus Options as applicable, and shares of Barinthus Ordinary Shares issuable under the Barinthus ESPP), (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security;

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form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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except as required to give effect to anything in contemplation of the Closing (including the Reverse Stock Split), amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

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except with respect to any intercompany arrangements, (a) lend money to any person, (b) incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, (c) guarantee any debt securities of others or (d) make any capital expenditure or commitment in excess of $250,000;

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other than in the ordinary course of business or as required under the terms of any Barinthus Equity Plan or applicable law: (a) adopt, establish or enter into any Barinthus Bio employee plan, (b) cause or permit any Barinthus Equity Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (c) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Barinthus Bio employee plan), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or officers or (d) materially increase the severance or change of control benefits offered to any Barinthus Equity Plan associate;
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other than in the ordinary course of business, hire any employee;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

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make, change or revoke any material tax election, file any amendment making any material change to any tax return or adopt or change any material accounting method in respect of taxes, enter into any tax closing agreement, settle any income or other material tax claim or assessment, submit any voluntary disclosure application, enter into any tax allocation, tax sharing or similar agreement (including indemnity arrangements), other than customary contracts entered into in the ordinary course of business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

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other than in the ordinary course of business and as permitted under the Merger Agreement, enter into, amend or terminate any Barinthus Bio material contract;

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terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

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sell, assign, transfer, license, sublicense or otherwise dispose of any material Barinthus intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

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initiate or settle any legal proceeding or other claim or dispute involving or against Barinthus Bio or any subsidiary of Barinthus Bio in excess of $250,000 in the aggregate;

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acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (a) transactions solely between Barinthus Bio and a wholly owned subsidiary of Barinthus Bio or solely between wholly owned subsidiaries of Barinthus Bio or (b) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice; or

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agree, resolve or commit to do any of the foregoing.

Nothing contained in the Merger Agreement will give Clywedog, directly or indirectly, the right to control or direct the operations of Barinthus Bio prior to the Merger Effective Time. Prior to the Merger Effective Time, Barinthus Bio will exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.
Clywedog has agreed that, except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the confidential Clywedog disclosure schedule, (iii) as required by applicable law, or (iv) unless Barinthus Bio will otherwise consent in writing (which consent will not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Clywedog will, and will cause its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course of business and in material compliance with all applicable law and the requirements of all contracts that constitute Clywedog material contracts under the Merger Agreement.
Except as expressly contemplated or permitted by the Merger Agreement, as set forth in Clywedog disclosure schedule, as required by applicable law, or with the prior written consent of Barinthus Bio (which consent will not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Clywedog will not, nor will it cause or permit any of its subsidiaries to, do any of the following:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Clywedog Shares or other securities (except for shares of Clywedog Common Stock from terminated employees, directors or consultants of Clywedog);

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except as required to give effect to anything in contemplation of the Closing, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Transactions;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (a) any capital stock or other security of Clywedog or any of its subsidiaries, (b) any option, warrant or right to acquire any capital stock or any other security or (c) any instrument convertible into or exchangeable for any capital stock or other security of Clywedog or any of its subsidiaries;

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form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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(a) lend money to any person, (b) incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, (c) guarantee any debt securities of others or (d) make any capital expenditure or commitment in excess of $250,000;

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other than in the ordinary course of business or as required under the terms of any Clywedog employee plan or applicable law: (A) adopt, establish or enter into any Clywedog employee, (B) cause or permit any Clywedog employee plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Clywedog employee plan), or, other than to an employee newly hired in the ordinary course of business and broad-based increases in base compensation that are in the ordinary course of business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees, or contingent workers or (D) increase the severance or change of control benefits offered to any Clywedog associate;

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other than in the ordinary course of business, hire any employee;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

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sell, assign, transfer, license, sublicense or otherwise dispose of any material Clywedog intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

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make, change or revoke any material tax election, file any amendment making any material change to any tax return or adopt or change any material accounting method in respect of taxes, enter into any tax closing agreement, settle any income or other material tax claim or assessment, submit any voluntary disclosure application, enter into any tax allocation, tax sharing or similar agreement (including indemnity agreements), other than customary contracts entered into in the ordinary course of business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

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other than in the ordinary course of business, enter into, amend or terminate any Clywedog material contract;

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terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

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waive, settle or compromise any pending or threatened legal proceeding against Clywedog, other than waivers, settlements or agreements (a) for an amount not in excess of $250,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (b) that do not impose any material restrictions on the operations or businesses of Clywedog or any equitable relief on, or the admission of wrongdoing by Clywedog;

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delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

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forgive any loans to any person, including its employees, officers, directors or affiliate;

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acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between Clywedog and a wholly owned subsidiary of Clywedog or solely between wholly owned subsidiaries of Clywedog or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice; or

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agree, resolve or commit to do any of the foregoing.

Nothing contained in the Merger Agreement will give Barinthus Bio, directly or indirectly, the right to control or direct the operations of Clywedog prior to the Merger Effective Time. Prior to the Merger Effective Time, Clywedog will exercise, consistent with the terms and conditions of the Merger Agreement, complete unilateral control and supervision over its business operations.
No Solicitation
Each of Barinthus Bio and Clywedog agreed that, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Merger Effective Time (the “Pre-Closing Period”), neither it nor any of its subsidiaries will, nor will it or any of its subsidiaries authorize any of its representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such party to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, subject to the terms of the Merger Agreement, (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal, (v) execute or enter into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) publicly propose to do any of the foregoing.
Notwithstanding the foregoing, prior to the approval of the Merger Agreement by a party’s shareholders, such party may furnish non-public information regarding such party and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written Acquisition Proposal by such person which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (i) neither such party nor any representative of such party will have breached the Merger Agreement in any material respect, (ii) the board of directors of such party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable law, (iii) such party receives from such person an executed confidentiality agreement and (iv) within twenty-four (24) hours, provide to the other party any non-public information concerning such party provided to any other person or group in connection with any Acquisition Proposal which was not previously provided to the other party. Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any representative of such party takes any action that, if taken by such party, would constitute a breach of the Merger Agreement by such party the taking of such action by such representative will be deemed to constitute a breach of the Merger Agreement by such party for purposes of the Merger Agreement.
If any party or any representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party will promptly (and in no event later than one (1) business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party will keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
Each party will immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of Merger Agreement and will immediately (and in no event later than three (3) business days) request the destruction or return of any nonpublic information provided to such person and terminate all physical and electronic data room access previously granted to such persons (other than Clywedog and its representatives).
Barinthus Board Recommendation Change
Under the Merger Agreement, subject to certain exceptions described below, Barinthus Bio agreed that (i) the Barinthus Board will recommend that the holders of Barinthus ADSs vote to approve the Scheme Implementation Proposal and will use reasonable best efforts to solicit such approval within the timeframe set forth in the Merger Agreement, (ii) this proxy statement/prospectus will include a statement to the effect that the Barinthus Board recommends that Barinthus Shareholders vote to approve the Barinthus Scheme Proposal and the Scheme Implementation Deed (the recommendation of the Barinthus Board being referred to as the “Barinthus Board Recommendation”) and (iii) the Barinthus Board Recommendation will not be withheld, amended, withdrawn or modified (and the Barinthus Board will not publicly propose to withhold, amend, withdraw or modify the Barinthus Board Recommendation) in a manner adverse to Clywedog, and no resolution by the Barinthus Board or any committee thereof to withhold, amend, withdraw or modify the Barinthus Board Recommendation in a manner adverse to Clywedog or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed.
Notwithstanding the foregoing, if at any time prior to the approval of the Scheme Implementation Proposal by the required Barinthus Shareholder vote (the “Required Barinthus Shareholder Vote”), (i) Barinthus Bio receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Barinthus Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) as a result of a Barinthus Intervening Event, the Barinthus Board may make withhold, amend, withdraw or modify the Barinthus Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Barinthus Board Recommendation) in a manner adverse to Barinthus Bio (collectively, a “Barinthus Board Adverse Recommendation Change”) if, but only if:
•
in the case of a Superior Offer, following the receipt of and on account of such Superior Offer,

•
the Barinthus Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Barinthus Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account, if applicable, such alterations of the terms and conditions of the Merger Agreement agreed to by Clywedog);

•
Barinthus Bio has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Clywedog in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided, that (x) Clywedog receives written notice from Barinthus Bio confirming that the Barinthus Board has determined to change its recommendation during the Notice Period, which notice will include a description in reasonable detail of the reasons for such Barinthus Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, (y) during any Notice Period, Clywedog will be entitled to deliver to Barinthus Bio one or more counterproposals to such Acquisition Proposal and Barinthus Bio will, and cause its Representatives to be reasonably available to, negotiate with Clywedog in good faith (to the extent Clywedog desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Barinthus Bio’s shareholders would receive as a result of such potential Superior Offer), Barinthus Bio will be required to provide Clywedog with notice of such amendment, and the Notice Period will be extended, if applicable, to ensure that at least three (3) business days remain in the Notice Period following such notification during which the parties will comply again with the requirements of this section and the Barinthus Board will not make a Barinthus Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions); and
•
in the case of a Barinthus Intervening Event, in response to such Barinthus Intervening Event,

•
the Barinthus Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Barinthus Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account, if applicable, such alterations of the terms and conditions of the Merger Agreement agreed to by Clywedog); provided that (1) Clywedog receives written notice from Barinthus Bio confirming that the Barinthus Board has determined to change its recommendation during the Notice Period, which notice will include a description in reasonable detail of the reasons for such Barinthus Board Adverse Recommendation Change and a description of the Barinthus Intervening Event; (2) during any Notice Period, Clywedog will be entitled to deliver to the Barinthus Bio one or more proposals with respect to the revisions of the terms or conditions of the Merger Agreement and Barinthus Bio will, and cause its representatives to be reasonably available to, negotiate with Clywedog in good faith (to the extent Clywedog desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement which would allow the Barinthus Board not to make such a Barinthus Board Adverse Recommendation Change in response to such Barinthus Intervening Event and (3) in the event of any material changes to the facts and circumstances of the Barinthus Intervening Event, Barinthus Bio will be required to provide Clywedog with notice of such material changes, and the Notice Period will be extended, if applicable, to ensure that at least three (3) business days remain in the Notice Period following such notification during which the parties will comply again with the requirements of this section and the Barinthus Board will not make a Barinthus Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

Nothing contained in the Merger Agreement will prohibit Barinthus Bio or the Barinthus Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Barinthus Bio or the Barinthus Board pursuant to Rules 14d-9 and 14e-2(a) will be limited to a statement that Barinthus Bio is unable to take a position with respect to the bidder’s tender offer unless the Barinthus Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.
A “Barinthus Intervening Event” means any material effect or material change in circumstances with respect to Barinthus Bio that (a) was not known or reasonably foreseeable to the Barinthus Board as of the date of the Merger Agreement (or if known to the Barinthus Board as of the date thereof, the consequences of which were not known or reasonably foreseeable to the Barinthus Board as of the date of the Merger Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, will constitute a “Barinthus Intervening Event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any effect resulting from a breach of the Merger Agreement by Barinthus Bio, (iii) the fact, in and of itself, that Barinthus Bio exceeds any internal or published projections, estimates or expectations of Barinthus Bio’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement (provided that the exception in this clause will not prevent or otherwise affect consideration of any such development or change that causes Barinthus Bio meeting or exceeding such metrics from being taken into account in determining whether a Barinthus Intervening Event has occurred), or (iv) any changes after the date of the Merger Agreement in the market price or trading volume of Barinthus ADSs (provided that the exception in this clause will not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Barinthus Intervening Event has occurred).
Clywedog Board Recommendation Change
Under the Merger Agreement, subject to certain exceptions described below, Clywedog agreed that (i) the Clywedog Board will recommend that Clywedog’s stockholders vote to adopt and approve the Merger Agreement and the Transactions and will use reasonable best efforts to solicit such approval within the time set forth in the Merger Agreement (the recommendation of the Clywedog Board that Clywedog’s stockholders adopt and approve this Agreement being referred to as the “Clywedog Board Recommendation”) and (ii) the Clywedog Board Recommendation will not be withheld, amended, withdrawn or modified (and the Clywedog Board will not publicly propose to withhold, amend, withdraw or modify the Clywedog Board Recommendation) in a manner adverse to Barinthus Bio, and no resolution by the Clywedog Board or any committee thereof to withhold, amend, withdraw or modify the Clywedog Board Recommendation in a manner adverse to Barinthus Bio or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed.
Notwithstanding the foregoing, if at any time prior to approval and adoption of the Merger Agreement by the Required Clywedog Stockholder Vote, (x) Clywedog receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Clywedog Board will have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (y) as a result of a Clywedog Intervening Event, the Clywedog Board may withhold, amend, withdraw or modify the Clywedog Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Clywedog Board Recommendation) in a manner adverse to Barinthus Bio (collectively, a “Clywedog Board Adverse Recommendation Change”) if, but only if,
•
in the case of a Superior Offer, following the receipt of and on account of such Superior Offer,

•
the Clywedog Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Clywedog Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account, if applicable, such alterations of the terms and conditions of the Merger Agreement agreed to by Barinthus Bio) and

•
Clywedog has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Barinthus Bio in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (A) Barinthus Bio receives written notice from Clywedog confirming that the Clywedog Board has determined to change its recommendation at least four (4) business days in advance of the Clywedog Board Adverse Recommendation Change (the “Notice Period”), which notice will include a description in reasonable detail of the reasons for such Clywedog Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, and a summary of material terms and conditions of the Acquisition Proposal that are not in writing; (B) during any Notice Period, Barinthus Bio will be entitled to deliver to Clywedog one or more counterproposals to such Acquisition Proposal and Clywedog will, and cause its representatives to be reasonably available to, negotiate with Barinthus Bio in good faith (to the extent Barinthus Bio desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (C) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration Clywedog’s stockholders would receive as a result of such potential Superior Offer), Clywedog will be required to provide Barinthus Bio with notice of such amendment, and the Notice Period will be extended, if applicable, to ensure that at least two (2) business days remain in the Notice Period following such notification during which the parties will comply again with the requirements of this section and the Clywedog Board will not make a Clywedog Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions); and
•
in the case of a Clywedog Intervening Event, in response to such Clywedog Intervening Event, the Clywedog Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Clywedog Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account, if applicable, such alterations of the terms and conditions of the Merger Agreement agreed to by Barinthus Bio); provided that (1) Barinthus Bio receives written notice from Clywedog confirming that the Clywedog Board has determined to change its recommendation during the Notice Period, which notice will include a description in reasonable detail of the reasons for such Clywedog Board Adverse Recommendation Change and a description of the Clywedog Intervening Event; (2) during any Notice Period, Barinthus Bio will be entitled to deliver to Clywedog one or more proposals with respect to the revisions of the terms or conditions of the Merger Agreement and Clywedog will, and cause its Representatives to be reasonably available to, negotiate with Barinthus Bio in good faith (to the extent Barinthus Bio desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement which would allow the Clywedog Board not to make such a Clywedog Board Adverse Recommendation Change in response to such Clywedog Intervening Event and (3) in the event of any material changes to the facts and circumstances of the Clywedog Intervening Event, Clywedog will be required to provide Barinthus Bio with notice of such material changes, and the Notice Period will be extended, if applicable, to ensure that at least two (2) business days remain in the Notice Period following such notification during which the parties will comply again with the requirements of the Merger Agreement and the Clywedog Board will not make a Clywedog Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

Clywedog’s obligation to solicit the consent of its stockholders to sign the Clywedog Stockholder Written will not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Clywedog Board Adverse Recommendation Change.
A “Clywedog Intervening Event” means any material effect or material change in circumstances with respect to Clywedog that (a) was not known or reasonably foreseeable to the Clywedog Board as of the date of the Merger Agreement (or if known to the Clywedog Board as of the date thereof, the consequences of which were not known or reasonably foreseeable to the Clywedog Board as of the date of the Merger Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, will constitute a “Clywedog Intervening Event”: (i) any inquiry with respect to a business combination or acquisition opportunity, (ii) any effect resulting from a breach of the Merger Agreement by Clywedog or (iii) the fact, in and of itself, that Clywedog exceeds any internal or published projections, estimates or expectations of Clywedog’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement (provided that the exception in this clause will not prevent or otherwise affect consideration of any such development or change that causes Clywedog meeting or exceeding such metrics from being taken into account in determining whether a Clywedog Intervening Event has occurred).
Barinthus Shareholder Meetings
Barinthus General Meeting
Barinthus Bio is required under the Merger Agreement to call, give notice of and hold a meeting (or meetings) of holders of Barinthus Ordinary Shares (which may be represented by Barinthus ADSs) to consider and vote to approve: (i) the resolutions by the Barinthus Shareholders, which will consist of the following: (A) the approval at the Scheme Meeting of the Scheme of Arrangement by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing not less than three-fourths (75%) in value of Scheme Shares held by those Scheme Shareholders and (B) the passing of the Barinthus Shareholder resolutions (as set out in the notice of the Barinthus General Meeting) by the requisite majorities present and voting either in person or by proxy at the Barinthus General Meeting; and

(ii) if deemed necessary or appropriate by the parties or as otherwise required by applicable law or contract, the Reverse Stock Split pursuant to the UK Companies Act.
The Barinthus General Meeting will be held as promptly as practicable after the Registration Statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Barinthus Bio will take reasonable measures to ensure that all proxies solicited in connection with the Barinthus Shareholder Meeting are solicited in compliance with all applicable laws. Notwithstanding anything to the contrary contained herein and subject to the articles of association of Barinthus Bio, Barinthus Bio may postpone or adjourn, or make one or more successive postponements or adjournments of, the Barinthus General Meeting if (A) on the date of the Barinthus General Meeting, or a date preceding the date on which the Barinthus General Meeting is scheduled, Barinthus Bio reasonably believes that it will not receive proxies sufficient to obtain the Required Barinthus Shareholder Vote, whether or not a quorum would be present or it will not have sufficient Barinthus ADSs represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Barinthus General Meeting, to the extent such postponement or adjournment is permitted by the Court, as long as the date of the Barinthus General Meeting is not postponed or adjourned more than an aggregate of twenty (20) calendar days in connection with any postponements or adjournments, provided, however, that more than one such postponement or adjournment will not be permitted without Clywedog’s prior written consent or (B) unless required by applicable law or the Court.
Barinthus Court Meeting
Barinthus Bio will use reasonable best efforts to cause the Scheme of Arrangement and scheme circular to comply in all material respects with applicable law. Barinthus Bio will as promptly as reasonably practicable following the filing of the definitive proxy statement, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement (including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the scheme circular, the forms of proxy (and, to the extent applicable, any other transaction documentation)), which for the avoidance of doubt are to be included in the Registration Statement in draft form, subject to any amendments required or recommended by the Court, and using reasonable best efforts to take such other steps as may be required or desirable in connection with such application so as to ensure that such matters are dealt with as promptly as reasonably practicable in order to facilitate the dispatch of the relevant day after the Registration Statement has been initially filed with the SEC (or if such date is not a business day, the next succeeding business day) if by such date the SEC has not informed Barinthus Bio that it intends to review the Registration Statement or (ii) if by such thirtieth (30th) day the SEC has informed Barinthus Bio that it intends to review the Registration Statement, the date on which the SEC confirms that it has no further comments on the Registration Statement.
Clywedog Stockholder Written Consent
Promptly after this Registration Statement has been declared effective under the Securities Act, and in any event no later than twenty-four (24) hours thereafter, Clywedog will obtain the affirmative vote of a majority of the outstanding shares of Clywedog Shares voting together as a single class (collectively, the “Required Clywedog Stockholder Vote”), which is the only vote of the holders of any class or series of Clywedog Shares necessary to adopt and approve the Merger Agreement and approve the Transactions. Under no circumstances will Clywedog assert that any other approval or consent is necessary by its stockholders to approve the Merger Agreement and the Transactions.
Clywedog will prepare and mail this proxy statement/prospectus and any other documentation which is to be filed, published and/or mailed in connection with this proxy statement/prospectus (including the forms of proxy for use by the Scheme Shareholders at the Scheme Meeting) (or a portion thereof) constituting a notice of the transactions contemplated thereby and of the receipt of the Required Clywedog Stockholder Vote (the “Stockholder Notice”) to every stockholder of Clywedog that did not execute the Clywedog Stockholder Written Consent. The Stockholder Notice will (i) be a statement to the effect that the Clywedog Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of Clywedog and approved and adopted the Merger Agreement, the Merger and the other Transactions and (ii) provide the stockholders of Clywedog to whom it is sent with notice of the availability of appraisal rights and notice of the actions taken in the Clywedog Stockholder Written Consent, including the adoption and approval of the Merger Agreement, the Merger and the other Transactions in accordance with Sections 228(e) and 262 of the DGCL and the organizational documents of Clywedog. All materials (including any amendments thereto) submitted to the stockholders of Clywedog in accordance with the Merger Agreement will be subject to Barinthus Bio’s advance review and reasonable approval.
The Self-Tender Offer
Following the Scheme Effective Time and prior to the Merger, Topco may commence (within the meaning of Rule 14e-1 under the Exchange Act) the Self-Tender Offer. Topco expressly reserves the right in its sole and absolute discretion to establish eligibility requirements for determining which stockholders of Topco, if any, will be entitled to participate in the Self-Tender Offer and the number of shares of Topco Common Stock that each such stockholder of Topco will be entitled to tender in the Self-Tender Offer.
If Barinthus Bio elects to proceed with a Self-Tender Offer, the Self-Tender Offer would provide an alternative opportunity for liquidity to Barinthus shareholders who elect to participate prior to the Closing and the trading of Topco Common Stock. In determining whether to proceed with a Self-Tender Offer, Barinthus Bio will consider, among other things, the current cash balance of Barinthus Bio and its ability to satisfy the minimum cash closing condition, the impact of the Self-Tender Offer on the overall timeline of the transaction and anticipated level of participation by Barinthus Bio shareholders.
Topco reserves the right, in its sole and absolute discretion, to exclude from the Self-Tender Offer any holder of any shares of Topco Common Stock or reject any shares of Topco Common Stock, whether or not properly tendered by any holder of shares of Topco Common Stock and not properly withdrawn prior to the expiration time of the Self-Tender Offer, in each case, if Topco determines in its reasonable discretion that purchasing such shares of Topco Common Stock from such holder would be prohibited under applicable law. The Self-Tender Offer will not be conditioned upon any minimum number of shares of Topco Common Stock being tendered in the Self-Tender Offer. The Self-Tender Offer will be completed pursuant to the terms of the offer to purchase and related documents. Topco will provide Clywedog with a reasonable opportunity to review and comment on the offer to purchase and related documents with respect to the Self-Tender Offer prior to the filing or distribution of such documents and will consider such comments in good faith.
The consideration payable by Topco in the Self-Tender Offer will be determined by Topco in its discretion; provided that in no event will such Aggregate Tender Offer Consideration exceed $27,000,000. Notwithstanding the foregoing, in the event the Merger Agreement is terminated in accordance with its terms prior to the closing of the Self-Tender Offer, Topco will as promptly as reasonably practicable terminate and withdraw the Self-Tender Offer and return or cause to be returned any shares of Topco Common Stock that has been tendered and not withdrawn prior to such time.
Clywedog will use commercially reasonable efforts and in good faith cooperate with and assist Barinthus Bio and Topco, as Barinthus Bio or Topco may reasonably request in writing, regarding the Self-Tender Offer, including by entering into appropriate amendments to the Merger Agreement and taking such other actions reasonably requested by Barinthus Bio or Topco, provided, that (i) Clywedog will not be required to take any action in contravention of (A) any organizational document of Clywedog or any of its subsidiaries, (B) any Clywedog material contract, or (C) applicable law; (ii) the obligation of Topco to consummate the Self-Tender Offer will be contingent upon all of the conditions set forth in the Merger Agreement having been satisfied or waived, other than those conditions that by their nature are to be satisfied at the Closing, and receipt by Barinthus Bio of a written notice from Clywedog to such effect and stating that Clywedog is prepared to proceed with the Closing, together with an irrevocable acknowledgement and agreement in a written notice delivered to Barinthus Bio within one (1) business day following the Scheme Effective Time that all applicable closing conditions set forth in the Merger Agreement will be deemed to have been satisfied or waived as of the date of such notice; and (iii) such Self-Tender Offer (or the inability to complete such Self-Tender Offer) will not affect or modify in any respect the obligations of Clywedog under the Merger Agreement. Without limiting the foregoing, none of the representations, warranties or covenants of Clywedog or its subsidiaries will be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by section.
Directors and Officers Following the Combinations
Prior to the Closing, the parties will take all actions necessary or appropriate to cause the size of the Topco Board to be increased to a number of directors as mutually agreed; provided that Barinthus Bio will have the right to specify designees representing at least 1/3 of the Topco Board and that Clywedog will have the right to specify designees representing at least 2/3 of the Topco Board. Notwithstanding anything to the contrary herein, a majority of the members of the Topco Board will be independent directors, as defined under applicable rules of Nasdaq and Section 10 of the Exchange Act, and the members of the Topco Board will collectively meet all other requirements of regulatory and exchange listing rules.
Indemnification of Officers and Directors
From the Closing Date through the sixth anniversary of the date on which either the Closing Date occurs, each of Topco, Barinthus Bio and the surviving corporation will indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, a director or officer of Barinthus Bio or Clywedog, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Barinthus Bio or of Clywedog, whether asserted or claimed prior to, at or after the Closing Date, in each case, to the fullest extent permitted under the Companies Act or DGCL, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Topco and the Surviving Corporation, jointly and severally, upon receipt by Topco, Barinthus Bio or the surviving corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Topco, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Closing Date, the D&O Indemnified Parties will be entitled to continue to retain Goodwin Procter LLP, Snell & Wilmer L.L.P., or such other counsel selected by the D&O Indemnified Parties.
The provisions of the organizational documents of Barinthus Bio with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Barinthus Bio that are presently set forth in the articles of association of Barinthus Bio will not be amended, modified or repealed for a period of six years from the Closing Date in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Closing Date, were officers or directors of Barinthus Bio, unless such modification is required by applicable law. The charter and bylaws of the surviving corporation will contain, and Topco will cause the charter and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the articles of association of Barinthus Bio.
From and after the Merger Effective Time, (i) the surviving corporation will fulfill and honor in all respects the obligations of Clywedog to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Clywedog’s Organizational Documents and pursuant to any indemnification agreements between Clywedog and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Merger Effective Time and (ii) Topco will fulfill and honor in all respects the obligations of Topco to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Barinthus Bio’s Organizational Documents and pursuant to any indemnification agreements between Barinthus Bio and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Merger Effective Time.
From and after the Closing Date, Topco will maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Barinthus Bio. In addition, Topco will purchase, prior to the Closing Date, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Barinthus Bio’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Barinthus Bio’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Barinthus Bio by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with the Merger Agreement or the Transactions or in connection with Barinthus Bio’s initial public offering of Barinthus ADSs); provided, that, Topco will not commit or spend on such “D&O Tail policy” annual premiums in excess of 300% of the annual premiums paid by Barinthus Bio in its last full fiscal year prior to the date hereof for Barinthus Bio’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policy” would exceed 300% of such annual premium, then Topco will purchase policies that provide the maximum coverage available at an annual premium equal to 300% of such annual premium.
From and after the Closing Date, Barinthus Bio will pay all expenses, including reasonable attorneys’ fees, that are incurred in connection with their enforcement of the rights provided by the Merger Agreement. The applicable provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Barinthus Bio and Clywedog by law, charter, statute, bylaw or agreement, and will operate for the benefit of, and will be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
In the event Topco, Barinthus Bio or the surviving corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Topco, Barinthus Bio or the Surviving Corporation, as the case may be, will succeed to the obligations set forth in the Merger Agreement. Topco will cause Barinthus Bio and the surviving corporation to perform all of the obligations of Barinthus Bio and the Surviving Corporation, as applicable, under the Merger Agreement.
Appraisal Rights and Dissenters’ Rights
Notwithstanding anything in the Merger Agreement to the contrary, each share of Clywedog Shares (other than Excluded Shares) outstanding immediately prior to the Merger Effective Time and Dissenting Shares, will not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but will be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Merger Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares will thereupon be treated as if they had been converted as of the Merger Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to the Merger Agreement, without interest. Clywedog will give Barinthus Bio (i) prompt notice of any demands received by Clywedog for appraisal of any shares of Clywedog Shares issued and outstanding immediately prior to the Merger Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Clywedog relating to stockholders’ rights to appraisal with respect to the Merger and (ii) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. Clywedog will not, except with the prior written consent of Barinthus Bio, which will not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of Clywedog, offer to settle or settle any such demands or approve any withdrawal of any such demands.
Financial Statements
As promptly as reasonably practicable following the date of the Merger Agreement (but in any event by October 27, 2025 (the “Due Date”)) (i) Clywedog will furnish to Barinthus Bio its audited financial statements for each of the fiscal years required to be included in this proxy statement/prospectus (the “Clywedog Audited Financial Statements”) and (ii) Clywedog will furnish to Barinthus Bio its unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in this proxy statement/prospectus or any periodic report due prior to the Closing if Clywedog were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Clywedog Interim Financial Statements” and, together with the Clywedog Audited Financial Statements, the “Required Clywedog Financials”) and Barinthus Bio will furnish to Clywedog its unaudited interim financial statements for the quarter ended September 30, 2025 (the “Barinthus Interim Financial Statements”) which will comply in form and substance with all requirements necessary to be included in this Registration Statement, and (x) in the case of Clywedog Audited Financial Statements covered by clause (i), having been audited by a nationally-recognized independent accounting firm, which audit process is complete subject only to delivery of the applicable audit report at filing of this proxy statement/prospectus and (y) in the case of Clywedog Interim Financial Statements and Barinthus Interim Financial Statements covered by clause (ii), certain additional requirements. Each of the Clywedog Audited Financial Statements and the Clywedog Interim Financial Statements will be suitable for inclusion in this proxy statement/prospectus and prepared in accordance with U.S. GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Clywedog as of the dates of and for the periods referred to in the Clywedog Audited Financial Statements or the Clywedog Interim Financial Statements, as the case may be. Clywedog and Barinthus Bio have each agreed to waive the additional requirements set forth in clause (y) of Section 6.1(e) of the Merger Agreement.
Expenses
Except as set forth in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Merger is consummated.
Termination
The Merger Agreement may be terminated prior to the Closing Date (whether before or after adoption of the Merger Agreement by Clywedog’s stockholders and whether before or after approval of the Scheme Implementation Proposal by Barinthus Shareholders, unless otherwise specified below):
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by mutual written consent of Barinthus Bio and Clywedog;

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by either Barinthus Bio or Clywedog if the Closing Date will not have occurred by the Termination Date; provided, however, that this right to terminate the Merger Agreement will not be available to Clywedog or Barinthus Bio if such party’s action or failure to act has been a principal cause of the failure of such closing condition to occur on or before the Termination Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act this Registration Statement by the date which is sixty (60) calendar days prior to the Termination Date (including as a result of any Government Shutdown), then either Clywedog or Barinthus Bio will be entitled to extend the Termination Date for an additional sixty (60) calendar days;

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by either Barinthus Bio or Clywedog if a court of competent jurisdiction or other Governmental Authority will have issued a final and nonappealable Order, or will have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions;

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by Barinthus Bio if the Required Clywedog Stockholder Vote will not have been obtained within twenty four (24) hours of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Clywedog Stockholder Vote has been obtained, Barinthus Bio may not terminate the Merger Agreement;

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by either Barinthus Bio or Clywedog if (i) the Barinthus Shareholder Meeting (including any adjournments and postponements thereof) will have been held and completed and Barinthus Bio’s shareholders will have taken a final vote on Scheme Implementation Proposal and (ii) the Scheme

Implementation Proposal will not have been approved at the Barinthus Shareholder Meeting (or at any adjournment or postponement thereof) by the Required Barinthus Shareholder Vote;
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by Barinthus Bio or Clywedog if the Scheme is not sanctioned by the Court;

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by Clywedog (within five (5) business days of notice of the occurrence of a Barinthus Triggering Event and prior to the approval of the Scheme Implementation Proposal by the Required Barinthus Shareholder Vote) if a Barinthus Triggering Event will have occurred;

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by Barinthus Bio (within five (5) business days of notice of the occurrence of a Clywedog Triggering Event and prior to the adoption of the Merger Agreement and the approval of the Transactions by the Required Clywedog Stockholder Vote) if a Clywedog Triggering Event will have occurred;

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by Barinthus Bio at any time prior to the approval of the Scheme Implementation Proposal by the Required Barinthus Shareholder Vote upon the Barinthus Board authorizing Barinthus Bio to enter into a definitive agreement for an Acquisition Transaction;

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by Clywedog, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Barinthus Bio, Topco or Merger Sub or if any representation or warranty of Barinthus Bio, Topco or Merger Sub will have become inaccurate, in either case, such that the closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided, that Clywedog is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Barinthus Bio’s, Topco’s or Merger Sub’s representations and warranties or breach by Barinthus Bio or Merger Sub is curable by Barinthus Bio, Topco or Merger Sub, then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Clywedog to Barinthus Bio, Topco or Merger Sub of such breach or inaccuracy and its intention to terminate and (ii) Barinthus Bio, Topco or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Clywedog to Barinthus Bio, Topco or Merger Sub of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement will not terminate as a result of such particular breach or inaccuracy if such breach by Barinthus Bio, Topco or Merger Sub is cured prior to such termination becoming effective);

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by Barinthus Bio, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Clywedog or if any representation or warranty of Clywedog will have become inaccurate, in either case, such that the conditions closing conditions would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become inaccurate; provided, that Barinthus Bio is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Clywedog’s representations and warranties or breach by Clywedog is curable by Clywedog then the Merger Agreement will not terminate as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Barinthus Bio to Clywedog of such breach or inaccuracy and its intention to terminate and (ii) Clywedog ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Barinthus Bio to Clywedog of such breach or inaccuracy and its intention to terminate (it being understood that the Merger Agreement will not terminate as a result of such particular breach or inaccuracy if such breach by Clywedog is cured prior to such termination becoming effective);

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by Barinthus Bio, if the Required Clywedog Financials have not been provided by Clywedog to Barinthus Bio on or before the Due Date; provided, however, that the right to terminate the Merger Agreement will only be available to Barinthus Bio if the action or failure to act (or the timing of such actions or failures) of Clywedog has been the principal cause of the failure to provide the Required Clywedog Financials on or before the Due Date;

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by Clywedog, if the Barinthus Bio Interim Financial Statements have not been provided by Barinthus Bio to Clywedog on or before the Due Date; provided, however, that the right to terminate the Merger Agreement will only be available to Clywedog if the action or failure to act (or the timing of such actions or failures) of Barinthus Bio has been the principal cause of the failure to provide the Barinthus Bio Interim Financial Statements on or before the Due Date;
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by Barinthus Bio, if the Clywedog Net Cash is less than the Clywedog Minimum Cash corresponding to the applicable Assumed Closing Date (as set forth in the Merger Agreement),subject to the Clywedog Collar; or

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by Clywedog, if the Barinthus Net Cash is less than the Barinthus Minimum Cash corresponding to the applicable Assumed Closing Date (as set forth in the Merger Agreement), subject to the Barinthus Collar.

The party desiring to terminate the Merger Agreement will give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
Amendment
The Merger Agreement may be amended with the approval of Clywedog, Merger Sub, Topco and Barinthus Bio at any time (whether before or after the adoption and approval of the Merger Agreement by Clywedog’s stockholders or before or after obtaining the Required Barinthus Shareholder Vote); provided, however, that after any such approval of the Merger Agreement by a party’s shareholders, no amendment will be made which by law requires further approval of such shareholders without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Clywedog, Merger Sub, Topco and Barinthus Bio.

ANCILLARY AGREEMENTS
This section describes the material terms of the Ancillary Agreements entered into in connection with the Combinations, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, which are included herein as annexes. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety prior to voting on the proposals presented at the Barinthus Shareholder Meetings.
Barinthus Bio Voting and Support Deed
Concurrent with the execution of the Merger Agreement, certain shareholders of Barinthus Bio who together hold or control, in the aggregate, approximately 25% of the total outstanding share capital of Barinthus Bio, have entered into a Barinthus Bio Voting Deed with Clywedog, pursuant to which each such Barinthus Bio shareholder has agreed to, among other things, and subject to the terms and conditions set forth in the Barinthus Bio Voting Deed, vote (or have voted on their behalf) all of the shares in the share capital of Barinthus Bio held by such shareholder (i) in favor of all resolutions to approve and give effect to the Scheme Transaction and certain related matters and any matter necessary to implement the Combinations and (ii) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Combinations.
The Barinthus Bio Voting Deed imposes restrictions on the transfer of the shares in the share capital of Barinthus Bio held by such shareholder, prohibiting such Barinthus Shareholder from transferring, pledging, or otherwise encumbering the shares in the share capital of Barinthus Bio held by such shareholder or entering into any agreement with respect to such actions, except as expressly permitted under the Barinthus Bio Voting Deed, such as certain transfers to family members or affiliates subject to execution of a joinder to the Barinthus Bio Voting Deed.
The Barinthus Bio Voting Deed provides for automatic adjustment of the shares in the share capital of Barinthus Bio held by such shareholder in the event of stock splits, dividends, or other changes in Barinthus Bio’s capital structure, and requires that any additional shares acquired by the shareholder prior to termination of the Barinthus Bio Voting Deed be subject to its terms. The shareholder irrevocably waives appraisal and dissenters’ rights with respect to the Combinations and agrees not to commence or participate in any litigation challenging the transactions contemplated by the Merger Agreement or the Barinthus Bio Voting Deed, subject to certain exceptions.
Clywedog Stockholder Support Agreements
Concurrent with the execution of the Merger Agreement, certain stockholders of Clywedog who together hold or control, in the aggregate, 100% of the voting power of Clywedog, have entered into a Clywedog Voting Agreement with Barinthus Bio, pursuant to which each such stockholder has agreed to, among other things, and subject to the terms and conditions set forth in the Clywedog Voting Agreement, vote (or have voted on their behalf) all of their shares of capital stock of Clywedog (i) in favor of adopting and approving the Merger Agreement, the Merger and the Combinations and certain related matters and (ii) against certain proposals or actions that would reasonably be expected to prevent the consummation of the Combinations.
The Clywedog Voting Agreement also provides that such Clywedog stockholders grant Barinthus Bio an irrevocable proxy to vote said shares in accordance with the Clywedog Voting Agreement and undertakes not to transfer, pledge, or otherwise dispose of any such shares or grant any proxies or enter into any voting arrangements inconsistent with the Clywedog Voting Agreement, subject to limited exceptions for certain permitted transfers conditioned on the transferee’s joinder to the Clywedog Voting Agreement.
The Clywedog Voting Agreements will terminate automatically upon the earliest to occur of (i) the mutual written consent of Barinthus Bio and the Clywedog stockholder, (ii) receipt of the Required Clywedog Stockholder Vote, (iii) the Merger Effective Time, (iv) the termination of the Merger Agreement in accordance with its terms (without giving effect to any amendment thereto unless consented to by the Clywedog stockholder), (v) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby), without the prior written consent of the Clywedog stockholder, that, in each case, (a) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Clywedog stockholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto) as in effect on September 29, 2025 or (b) is otherwise adverse in any material respect to the Clywedog stockholder, (vi) the End Date or (vii) the termination of the Voting and Support Deed to which Oxford Science Enterprises plc is a party with Clywedog pursuant to Section 3(c) of that agreement.
Lastly, the Clywedog Voting Agreement further provides for waiver of appraisal and dissenters’ rights by the Clywedog stockholders in connection with the Combinations.
Lock-Up Agreements
In addition, concurrently with the execution of the Merger Agreement, certain officers, directors and shareholders of Clywedog, who, as a result of the Combinations, will become shareholders of Topco, and certain officers and directors of Barinthus Bio that will continue as officers or directors of Topco entered into a Lock-Up Agreement, pursuant to which such persons have agreed not to transfer any of the shares of Topco Common Stock to be received by such person, subject to specified exceptions as set forth in the Lock-Up Agreement, for the Lock-Up Period.
The Lock-Up Agreements and the obligations of the parties thereto will automatically terminate upon the earlier of (i) the last day of the Lock-Up Period and (ii) the termination of the Merger Agreement in accordance with its terms.
Certain exceptions to the transfer restrictions are provided, including transfers as bona fide gifts, to trusts for estate planning, to affiliates, pursuant to tender or exchange offers or mergers recommended by the Topco Board, by will or intestacy, pursuant to domestic court orders, in connection with the establishment or modification of Rule 10b5-1 trading plans (provided such plans do not permit transfers during the lock-up period), and in connection with the exercise or settlement of equity awards, subject to specified conditions and, in most cases, the execution of a joinder to the Lock-Up Agreement by the transferee. Shares of Topco common stock purchased in the open market after the Merger are not subject to the lock-up restrictions.

BOARD OF DIRECTORS AND MANAGEMENT OF TOPCO FOLLOWING TRANSACTIONS
Board of Directors
Effective as of the Merger Effective Time, the Topco Board will consist of five (5) members and be composed as follows: (i) Messrs. Dukes, Enright and Wright and (ii) Mses. Dawes and Phillips. Each of Mses. Dawes and Phillips and Mr. Wright qualifies as an “independent director” under applicable rules of Nasdaq.
In addition, Dr. Dukes will serve as the Executive Chairman of the Topco Board effective as of the Merger Effective Time.
Committees of the Topco Board
As of the Merger Effective Time, the Topco Board will form the following board committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. It is currently anticipated that the charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will each be substantially similar to the charters for the respective committees of the Barinthus Board that were in effect as of the date of the Merger Agreement.
Management
At the Merger Effective Time, the following individuals will be appointed as officers of Topco:
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William Enright, current Chief Executive Officer and member of the Barinthus Board, will serve as Chief Executive Officer of Topco.

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Iain Dukes, current President and member of the Clywedog Board, will serve as Executive Chairman of Topco.

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Leon Hooftman, current Chief Medical Officer of Barinthus Bio, will serve as Chief Medical Officer of Topco.

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Gemma Jones, current Chief Financial Officer of Barinthus Bio, will serve as Interim Chief Financial Officer of Topco.

No family relationships exist among any of the above-listed persons chosen to become officers, and there are no arrangements or understandings between any of the above-listed persons chosen to become officers and any other person pursuant to which they will serve as an officer. During the past ten years, none of the above-listed persons chosen to become officers was involved in any legal proceedings as defined in Item 401(f) of Regulation S-K. All persons chosen to become officers will be elected by the Topco board of directors to hold office until their successors are elected and qualified.
Certain Biographical Information
Iain Dukes, D. Phil. has served as President of Clywedog and as a member of the Clywedog Board since January 2021. Dr. Dukes current serves as a director of Traws Pharma, Inc. (“Traws”), a role he has held since April 1, 2024, during which time he served as Executive Chairman of Traws from April 1, 2024 to April 15, 2025. Dr. Dukes also serves as Chief Executive Officer of Traws, a role he has held since October 1, 2025, prior to which he served as Interim Chief Executive Officer of Traws commencing as of April 1, 2025. Dr. Dukes is a Venture Partner at OrbiMed Advisors LLC (“OrbiMed Advisors”), an investment firm, which he joined in August 2016. He has also served in a consulting role as Chief Executive Officer and as Chairman of Lomond Therapeutics Holdings, Inc. (“Lomond”) since November 1, 2024 (prior to which, commencing in January 2020, he served as Chairman of Lomond Therapeutics, Inc., which became a wholly owned subsidiary of Lomond through a merger on November 1, 2024), as the Executive Chairman of Angiex Inc. since February 2020, the Chief Executive Officer and Chairman of Eilean Therapeutics LLC since July 2022 and as Chairman of various private companies forming the Loch Group of companies. In September 2017, Dr. Dukes co-founded Kartos Therapeutics, Inc., and he currently serves as its President and as a member of its board of directors. Dr. Dukes also co-founded Telios Pharmaceuticals, Inc., where he serves as President. From February 2019 to December 2024, Dr. Dukes served as the Chief Executive Officer of Viriom Inc. In June 2018, Dr. Dukes co-founded Theseus Pharmaceuticals, Inc., where he served as Chairman and director until its acquisition by Concentra Biosciences, LLC in April 2024. Dr. Dukes previously served as Senior Vice President and Head of Business Development and Licensing for Merck Research Laboratories. Prior to joining Merck, Dr. Dukes served as Vice President of External Research and Development at Amgen, Inc. He has also served as President and Chief Executive Officer, as well as a member of the Board of Directors, of Essentialis Therapeutics, a clinical stage biotechnology company focused on the development of breakthrough medicines for the treatment of rare metabolic diseases. Previously, Dr. Dukes served as Vice President of Scientific and Technology Licensing at GlaxoSmithKline, and he held various positions at Glaxo Wellcome, including Head of Exploratory Development for Metabolic and Urogenital Diseases and Head of Ion Channel Drug Discovery Group. From October 2017 to July 2020, Dr. Dukes was a board member and Chairman of KaNDy Therapeutics, which was acquired by Bayer AG in September 2020. From January 2020 to June 2020, Dr. Dukes served as supervisory board member of Themis BioScience GmbH, until it was acquired by Merck & Co. Dr. Dukes is currently the chairman of the board of directors of Iovance Biotherapeutics, Inc. (Nasdaq: IOVA) and also serves on the board of directors of Ikena Oncology (Nasdaq: IKNA), NeRRe Therapeutics, ENYO Therapeutics, Feldan Therapeutics and Rathlin Therapeutics Ltd. He holds an M.A. in Jurisprudence. and D.Phil. from the University of Oxford, an M.Sc. in Cardiovascular Studies from the University of Leeds, and a B.Sc. in Pharmacology from the University of Bath. Dr. Dukes was selected to serve as a director of Topco because of his extensive executive leadership experience as a founder, chief executive officer and chairman of multiple biotechnology companies, his deep expertise in business development and licensing at major pharmaceutical companies, his significant experience serving on the boards of directors of both public and private life sciences companies, and his scientific background.
William Enright has served as the Chief Executive Officer of Barinthus Bio and a member of the Barinthus Board since August 2019. From June 2008 to November 2018, Mr. Enright served as the Chief Executive, President and Director of Altimmune, Inc. (“Altimmune”), a biopharmaceutical company. Prior to joining Altimmune, Inc., Mr. Enright held various positions at GenVec, Inc. (acquired by Precigen, Inc.), leaving as Head of Business Development. He currently serves on the Board of Directors and Chair of the Compensation Committee of BullFrog AI, Inc. Mr. Enright brings a breadth of experiences in a variety of positions within the life science/biotech industry, including time as a consultant, a bench scientist and 12 years with Life Technologies, Inc. (acquired by Thermo-Fisher), working in various senior level licensing, business management, manufacturing and research roles. Mr. Enright holds a MA and BS in Biology from SUNY at Buffalo and a MS in Business Management from Johns Hopkins University. Mr. Enright was selected to serve as a director of Topco because of his significant executive leadership experience as chief executive officer and president of public biopharmaceutical companies and his comprehensive knowledge of the life sciences industry.
Robin Wright has served as chairman of the Barinthus Board since October 2018 and a member of the Barinthus Board since August 2018. Mr. Wright has extensive senior level experience as a Chief Financial Officer of public companies in both the pharmaceutical and biotechnology industries. Mr. Wright has served as the Chief Financial Officer of MiNA Therapeutics since January 2021. From September 2020 to October 2020, Mr. Wright was our interim Chief Financial Officer. From September 2015 to May 2020, Mr. Wright was the Chief Financial Officer of Pharming Group N.V., a biopharmaceutical company. Mr. Wright holds a BA degree in Chemistry from Oxford University and is a Fellow of the Institute of Chartered Accountants in England and Wales in the UK. Mr. Wright was selected to serve as a director of Topco because of, among other things, his extensive senior-level financial leadership experience as chief financial officer of public pharmaceutical and biotechnology companies and his prior service as chairman of the Barinthus Board.
Karent T. Dawes has served as a member of the Barinthus Board since February 2021. Ms. Dawes is the President of Knowledgeable Decisions, LLC, biopharma pharmaceutical consulting firm focusing on development and commercial/corporate strategy, a position she has held since 2003. Ms. Dawes served from 1999 to 2003 as Senior Vice President and U.S. Business Group Head for Bayer Corporation’s U.S. Pharmaceuticals Group. Prior to joining Bayer, she was Senior Vice President, Global Strategic Marketing, at Wyeth LLC, a pharmaceutical company (formerly known as American Home Products). Ms. Dawes also served as Vice President, Chief Commercial Officer, for Genetics Institute, Inc. Ms. Dawes began her pharmaceuticals industry career at Pfizer, Inc. where, from 1984 to 1994, she held a number of marketing positions, serving most recently as Vice President, Marketing of the Pratt Division. Ms. Dawes also serves on the boards of directors of two publicly traded companies, Repligen Corporation, and Medicenna Therapeutics Corporation, one privately- held company, JPA Health, and one not-for-profit organization, Medicines 360. Ms. Dawes received a BA and an MA from Simmons College in English Literature and an MBA from Harvard University. Ms. Dawes was selected to serve as a director of Topco because of her extensive commercial and strategic leadership experience in the pharmaceutical industry and her experience serving on the boards of directors of other publicly traded life sciences companies.
Anne M. Phillips has served as a member of the Barinthus Board since February 2021. Dr. Phillips was a Senior Vice President of Clinical, Medical & Regulatory Affairs, North America Operations, for Novo Nordisk Inc. (“Novo Nordisk”), leading the drug development, clinical operations, medical, regulatory, health economics and outcomes research, and safety teams,, a position she held from 2013 to 2022. Prior to joining Novo Nordisk, Dr. Phillips held positions of increasing seniority at GlaxoSmithKline from 1998 to 2010, most recently as Vice President, Medicine Development Leader. Dr. Phillips currently serves on the board of directors of Sagimet Biosciences since August 2024, as well as on the board of directors of vTv Therapeutics since March 2024. Dr. Phillips also served on the board of directors of Trevena Corporation, a biopharmaceutical company, a position she held from 2014 to December 2024, and a member of the board of directors of Carmot Therapeutics, a private biopharmaceutical company, from 2022 through December 2023. Dr. Phillips also served as a member of the board of directors of AMAG Pharmaceuticals, Inc., a pharmaceutical company, from 2019 to 2020, and Biotechnology Innovation Organization, a biotechnology trade organization, from 2017 to 2018. Dr. Phillips received a BSc in Zoology from the University of Western Ontario and an MD from the University of Toronto. She completed postgraduate training in Internal Medicine, Medical Microbiology and Infectious Diseases. Dr. Phillips was selected to serve as a director of Topco because of her extensive clinical, medical and regulatory affairs expertise developed through senior leadership roles at major pharmaceutical companies.
Executive Officer and Director Compensation of Combined Company
Barinthus Bio
See “Barinthus Bio Director and Executive Compensation” beginning on page 338 for information regarding executive officer and director compensation of current Barinthus Bio executive officers and directors which will serve in such capacities at Topco.
Clywedog
Dr. Dukes did not receive compensation from Clywedog for 2025 for services rendered to Clywedog. Clywedog executive officers and directors and any of their respective affiliates may be reimbursed for any out-of-pocket expenses incurred in connection with activities on behalf of Clywedog.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Certain Relationships and Related Party Transactions of Barinthus Bio
Other than the compensation arrangements described below under the section titled “Barinthus Bio Executive and Director Compensation” and the transactions described below, in the period from January 1, 2024 through the date of this proxy statement/prospectus, Barinthus Bio was not a party to any transactions between us and certain “related persons,” which are generally considered to be our executive officers, directors, director nominees or 5% shareholders, or their immediate family members.
License Revenue
In April 2020, Barinthus Bio entered into the OUI License Agreement Amendment with OUI, in respect of our rights to the ChAdOx1 technology in COVID-19 vaccines to facilitate the license of those rights by OUI to AstraZeneca. Under this agreement, Barinthus Bio is entitled to receive from OUI a share of payments, including royalties and milestones, received by OUI from AstraZeneca in respect of sales of Vaxzevria. Barinthus Bio recognized $15.0 million and nil in revenue for the years ended December 31, 2024 and 2025, respectively, and was owed nil from OUI as of December 31, 2024 and 2025. In December 2025, Barinthus Bio delivered written notice to OUI to terminate the OUI License Agreement, as amended. The agreement will remain in effect during the three-month notice period and will terminate in February 2026 in accordance with its terms.
Agreements with our Executive Officers
Barinthus Bio entered into employment agreements with certain of its executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition, non- solicitation and inventions assignment undertakings by the executive officers and non-executive directors. The enforceability of the non-competition provisions may be limited under applicable law.
Indemnification Agreements
Barinthus Bio entered into a deed of indemnity with each of its directors and executive officers. These agreements and Barinthus Bio’s articles of association require Barinthus Bio to indemnify its directors and executive officers to the fullest extent permitted by law.
Related Party Transactions Policy
Barinthus Bio has adopted a written related party transactions policy that provides that such transactions must be approved by its Audit Committee. Pursuant to this policy, Barinthus Bio’s Audit Committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and their immediate family members.
Certain Relationships and Related Party Transactions of Clywedog
ChemDiv Master Research and Development Agreement
On January 13, 2021, Clywedog entered into a Master Research and Development Agreement (the “ChemDiv MDRA”) with ChemDiv, Inc. (“ChemDiv”), pursuant to which ChemDiv provides services related to preclinical drug discovery and manufacturing to Clywedog. Clywedog is invoiced for services rendered pursuant to work orders entered into in connection with the ChemDiv MDRA, which may provide for fixed fee payments, time and materials based fee arrangements or other payment arrangements. Payment is due within 30 days after Clywedog’s receipt of an invoice. During the year ended December 31, 2024, $4.4 million was expensed as research and development cost in Clywedog’s statements of operations related to ChemDiv services. Clywedog recorded $0.4 million as prepaid research and development expense in its balance sheets related to ChemDiv services as of December 31, 2024.
Dr. Nikolay Savchuk, Chief Executive Officer and director of Clywedog, is a significant stockholder of ChemDiv and a member of its board of directors.
Eil Administrative Services Agreement
On January 13, 2021, Clywedog entered into an Administrative Services Agreement (the “Eil Services Agreement”) with Eil, pursuant to which Eil provided Clywedog, directly or indirectly through its contractors, administrative support services and access to staff’s management experience and knowledge. Such services included general management and operations, including financial and accounting services, insurance program marketing, administration and various tax-related services. Clywedog was invoiced for services rendered pursuant to the Eil Services Agreement, and also agreed to reimburse Eil for certain business expenses incurred by Eil in performing the services. The Eil Services Agreement was terminated by mutual consent of the parties on October 10, 2024.
Dr. Nikolay Savchuk, Chief Executive Officer and director of Clywedog, serves as President of Eil. Additionally, Dr. Savchuk and Dr. Iain Dukes, President and director of Clywedog, are members and managers of Eilean, the parent company and Eil, and OrbiMed and TPAV, both of which are significant stockholders of Clywedog, are members of Eilean.
Agreements with Significant Stockholders
On January 13, 2021, Clywedog entered into a Series Seed Preferred Stock Purchase Agreement (as amended on March 4, 2024, the “Preferred Stock Purchase Agreement”) with OrbiMed and TPAV, pursuant to which, collectively, OrbiMed and TPAV agreed to purchase up to $7.5 million shares of Clywedog Preferred Stock, subject in certain cases to the achievement of certain milestones in accordance with the Preferred Stock Purchase Agreement. Concurrently with the Preferred Stock Purchase Agreement, Clywedog, OrbiMed and TPAV entered into a Stockholders Agreement (the “Preferred Stockholders Agreement”), which sets forth certain rights and obligations of the parties, including without limitation certain voting obligations, restrictions on the transfer of the shares of Clywedog Preferred Stock, drag along rights, and restrictions on Clywedog’s ability to sell additional securities, amongst other things. Additionally, concurrently with the Preferred Stock Purchase Agreement, Clywedog entered into management rights agreements (together with the Preferred Stock Purchase Agreement and the Preferred Stockholders Agreement, the “Investor Agreements”) with each of OrbiMed and TPAV, which provide OrbiMed and TPAV with certain contractual management and information rights with respect to Clywedog.
As a condition to closing of the Merger, the Investor Agreements shall be terminated immediately prior to the Merger Effective Time.
On October 11, 2024 and December 26, 2024, Clywedog entered into Simple Agreement for Future Equity (“SAFE”) agreements with OrbiMed, pursuant to which, on each such date, Clywedog issued to OrbiMed the right to certain shares of Clywedog Shares in connection with certain transactions that Clywedog may enter into in the future (including certain financing or change in control transactions) in exchange for $2.5 million in cash from OrbiMed.
On October 11, 2024 and December 26, 2024, Clywedog entered into SAFE agreements with TPAV, pursuant to which, on each such date, Clywedog issued to TPAV the right to certain shares of Clywedog Shares in connection with certain transactions that Clywedog may enter into in the future (including certain financing or change in control transactions) in exchange for $2.5 million in cash from TPAV.
On November 10, 2025, Clywedog entered into SAFE agreements with OrbiMed and TPAV, pursuant to which, on each such date, Clywedog issued to OrbiMed and TPAV the right to certain shares of Clywedog Shares in connection with certain transactions that Clywedog may enter into in the future (including certain financing or change in control transactions) in exchange for $3.0 million in cash from OrbiMed and $3.0 million in cash from TPAV.
The SAFE Agreements issued to OrbiMed and TPAV shall be converted into shares of Clywedog Common Stock immediately prior to the Merger Effective Time, and each of OrbiMed and TPAV will be entitled to receive shares of Topco Common Stock, to be calculated based on the Merger Exchange Ratio, upon Closing of approximately [    ]% of Topco following the Transactions.
As a result of the number of shares of Clywedog Preferred Stock, both OrbiMed and TPAV constitute related parties under the rules of the SEC. Additionally, Dr. Iain Dukes, President and director of Clywedog, is a venture partner at OrbiMed Advisors, which is an affiliate of OrbiMed, and Dr. Carl Gordon, a director of Clywedog, serves as a managing partner at OrbiMed Advisors. Furthermore, Dr. Nikolay Savchuk, Chief Executive Officer and director of Clywedog, is a shareholder of TPAV and serves as the sole manager on the board of managers of TPAV.
Bala License Agreement
On December 26, 2024, Clywedog entered into the Bala License Agreement with Bala, to which Clywedog obtained exclusive, perpetual, worldwide licensing rights for the development and future ownership of Balomenib ZE63-0302, a MEN1 PPI Inhibitor, and its lead product candidate, from Bala. In connection with, and as consideration for, the Bala License Agreement, Clywedog issued Bala the Bala Note, with a principal amount of $1.4 million. The Bala Note bears interest at a rate of 7% per annum, compounded annually, and the principal and accrued interest under the Bala Note are due and payable on demand at any time after December 31, 2026. The Bala Note may be repaid without penalty. Upon the payment in full of the Bala Note, Bala shall transfer to Clywedog all of the intellectual property rights covered by the Bala License Agreement.
Nikolay Savchuk, Chief Executive Officer and director of Clywedog, serves as the President and Chief Executive Officer of Bala.
For further information about the Bala License Agreement, please read the section entitled “Business of Clywedog and Certain Information about Clywedog” of this proxy statement/prospectus.
Viriom License Agreement
On February 13, 2025, Clywedog entered into the Viriom License Agreement with Viriom, pursuant to which Clywedog granted Viriom the exclusive rights in the Russian Federation to the TYK2 Licensed Molecule for the treatment of diabetes mellitus, juvenile diabetes and psoriasis. As consideration for the Viriom License Agreement, Viriom has agreed to pay Clywedog a royalty of 9% on net sales of the licensed product in the territory, or 4.5% if the product is not covered by a valid claim. Royalties on combination products are adjusted according to their relative value but are subject to the same 4.5% floor. Clywedog is entitled to receive 30% of any sublicensing revenue received by Viriom under the Viriom License Agreement.
Nikolay Savchuk, Chief Executive Officer and director of Clywedog, serves as President of Viriom and as a member of its board of directors, has investment control of Viriom and indirectly holds a significant number of its shares of common stock through a limited liability company of which Dr. Savchuk is the managing member and equity holder. Additionally, Augustine Lawlor, a member of the Clywedog Board, also serves as a member of Viriom’s board of directors.
For further information about the Viriom License Agreement, please read the section entitled “Business of Clywedog and Certain Information about Clywedog” of this proxy statement/prospectus.

BARINTHUS BIO DIRECTOR AND EXECUTIVE COMPENSATION
Barinthus Bio Director Compensation
The table below shows all compensation earned by or paid to Barinthus Bio’s non-executive directors during 2025. William Enright, Barinthus Bio’s Chief Executive Officer, does not receive any compensation for his services as a director and, consequently, is not included in this table. The compensation received by William Enright during 2025 is set forth in this under the heading “— Barinthus Bio Named Executive Officer Compensation.”
Name	Fees Paid in Cash ($)(1)	Option Awards ($)(1)(2)	Total ($)
Alex Hammacher(3)	$42,182	$17,295	$59,477
Pierre A. Morgon(4)	$61,295	$17,295	$78,590
Robin Wright(5)	$92,272	$17,295	$109,567
Anne M. Phillips(6)	$55,363	$17,295	$72,658
Joseph C.F. Scheeren(7)	$54,045	$17,295	$71,340
Karen T. Dawes(8)	$56,022	$17,295	$73,317

(1)
The amounts reported have been converted from pounds sterling to U.S. dollars using the average exchange rate for 2025 of £0.7586 to $1.00.

(2)
Amounts shown reflect the grant date fair value of stock option awards granted during 2025. The grant date fair value was computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“ASC Topic 718”), Compensation — Stock Compensation, disregarding the effect of estimated forfeitures related to service-based vesting. These amounts reflect the accounting cost for the stock options and do not correspond to the actual economic value that may be received by the director upon exercise of the stock options.

(3)
As of December 31, 2025, Dr. Hammacher held unexercised options to purchase 111,819 shares.

(4)
As of December 31, 2025, Dr. Morgon held unexercised options to purchase 132,213 shares

(5)
As of December 31, 2025, Mr. Wright held unexercised options to purchase 132,213 shares.

(6)
As of December 31, 2025, Dr. Phillips held unexercised options to purchase 111,819 shares.

(7)
As of December 31, 2025, Dr. Scheeren held unexercised options to purchase 111,819 shares.

(8)
As of December 31, 2025, Ms. Dawes held unexercised options to purchase 111,819 shares.

Barinthus Bio Non-Executive Director Compensation Program
Barinthus Bio compensates its non-executive directors with a cash retainers and equity awards. The amount of each component of such director cash compensation may change from year to year and is generally established by the Compensation Committee in conjunction with the Board of Barinthus Bio, and presented at Barinthus Bio’s annual general meeting of shareholders for the period. The annual retainers in effect for services during 2025 are as follows:
Annual Retainer for Board Membership
Annual service on the Board of Directors	£32,000
Additional compensation for service as non-executive Chair of the Board of Directors	£20,000
Additional Annual Retainer for Committee Membership
Annual service as Chair of the Audit Committee	£13,000
Annual service as member of the Audit Committee (other than Chair)	£6,500
Annual service as Chair of the Compensation Committee	£10,000
Annual service as member of the Compensation Committee (other than Chair)	£5,000

Annual service as Chair of the Nomination and Corporate Governance Committee	£8,000
Annual service as member of the Nomination and Corporate Governance Committee (other than Chair)	£4,000
Barinthus Bio’s policy provides that, upon initial election to its Board of Directors, each non-executive director will be granted an option to purchase a number of ordinary shares equal to 0.10% of the outstanding ordinary shares as of the date of grant (the “Initial Grant”). Furthermore, on the date of each of Barinthus Bio’s annual meeting of shareholders, each non-executive director who will continue as a non-executive director following such meeting will be granted an option to purchase a number of ordinary shares equal to 0.05% of the outstanding ordinary shares as of the date of grant (the “Annual Grant”). The Annual Grant will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date. The Initial Grant will vest in 36 equal monthly installments, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of Barinthus Bio.
Employee directors will receive no additional compensation for their service as a director.
Barinthus Bio will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of Barinthus Bio’s Board of Directors or any committee thereof.
Barinthus Bio Named Executive Officer Compensation
The following table provides information regarding the total compensation awarded to, earned by, and paid to Barinthus Bio’s named executive officers for services rendered to Barinthus Bio in all capacities for the fiscal years indicated.
Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William Enright Chief Executive Officer	2025	653,432	—	512,245	—	47,986	1,213,663
	2024	634,400	—	1,376,573	304,512	47,474	2,362,959
Leon Hooftman(4) Chief Medical Officer	2025	441,259	540,487	119,524	—	36,329	1,137,599
	—	—	—	—	—	—	—
Geoffrey Lynn(5) Former Chief Scientific Officer	2025	301,795	—	—	—	268,257	570,052
	—	—	—	—	—	—	—

(1)
The amounts reported reflect the grant date fair value of restricted share unit awards and option awards granted in 2025 and 2024 in accordance with ASC Topic 718, disregarding the effect of estimated forfeitures related to service-vesting conditions. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(2)
The amounts reported for 2024 represent the annual bonuses paid by Barinthus Bio in February 2025 to Barinthus Bio’s named executive officers for the year ended December 31, 2024.

(3)
The amounts reported for Mr. Enright 401(k) matching contributions and health insurance coverage. The amounts reported for Dr. Hooftman consist of pension contributions and health insurance. The amounts reported for Dr. Lynn consist of 401(k) matching contributions and health insurance coverage, $146,667 in severance compensation, $11,846 of unused vacation and $69,167 of consulting fees.

(4)
The amounts reported have been converted from pounds sterling to U.S. dollars using the average exchange rate for 2025 of £0.7586 to $1.00. Dr. Hooftman was not a named executive officer for 2024.

(5)
Dr. Lynn was not a named executive officer for 2024. Dr. Lynn’s employment terminated effective as of September 5, 2025.

Narrative to the Summary Compensation Table
Base Salaries
For the fiscal year ending December 31, 2025, the base salaries for Mr. Enright and Drs. Hooftman and Lynn, were USD 653,432, GBP 334,750 (USD 441,259 using the average exchange rate for 2025 of £0.7586 to $1.00) and USD 440,000, respectively.
Annual Cash Bonuses
Subject to the attainment of certain company and individual performance goals, the Board may approve discretionary bonuses based on a percentage of the executive’s base salary. For the fiscal year ended December 31, 2025, each named executive officer was eligible to earn an annual cash bonus calculated as a percentage of each executive’s base salary and based on the achievement of corporate performance metrics. The corporate performance metrics were not satisfied and no annual cash bonus was awarded for the fiscal year ended December 31, 2025.
Long-Term Equity Incentives
Although Barinthus Bio does not yet have a formal policy with respect to the grant of equity incentive awards to its executive officers, Barinthus Bio believes that equity grants provide its executives with a strong link to Barinthus Bio’s long-term performance, create an ownership culture and help to align the interests of Barinthus Bio’s executives and its shareholders. In addition, Barinthus Bio believes that equity grants promote executive retention because they incentivize Barinthus Bio’s executive officers to remain in Barinthus Bio’s employment during the vesting period. Accordingly, Barinthus Bio’s board of directors periodically reviews the equity incentive compensation of its named executive officers and may grant equity incentive awards to them from time to time. Equity awards granted during fiscal year 2025 are set forth below in the Outstanding Equity Awards at Fiscal Year-End table.
Employment Agreements with Barinthus Bio’s Named Executive Officers
William Enright.   Barinthus Bio entered into a new employment agreement with Mr. Enright effective upon the closing of its IPO in May 2021. Pursuant to this employment agreement, Mr. Enright agreed to continue to serve as Barinthus Bio’s chief executive officer. Mr. Enright shall be entitled to an annual base salary, subject to periodic increase (but not decrease), target annual bonus opportunity and employee benefits. Under Mr. Enright’s new employment agreement, in the event that Mr. Enright’s employment is terminated by Barinthus Bio without “cause” or Mr. Enright resigns for “good reason” (as such terms are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in Barinthus Bio’s favor), he will be entitled to receive (i) an amount equal to 12 months of his base salary, payable over the 12 month period following his termination, (ii) if his termination occurs following completion of a calendar year but prior to payment of an annual bonus, payment of such annual bonus, and (iii) if Mr. Enright is participating in Barinthus Bio’s group health plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 12 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA. The employment agreement also provides that, in lieu of the payments and benefits described above, in the event that Mr. Enright’s employment is terminated by Barinthus Bio without cause or Mr. Enright resigns for good reason, in either case within 12 months following a “change in control” (as defined in the employment agreement), subject to the execution and effectiveness of a general release of claims in Barinthus Bio’s favor, he will be entitled to receive (i) a lump sum cash payment equal to 1.5 times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his annual target bonus for the then-current year (or the annual target bonus in effect immediately prior to the change in control, if higher), and (ii) if Mr. Enright is participating in Barinthus Bio’s group health plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 18 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA. Mr. Enright’s new employment agreement further provides that in the event Mr. Enright’s employment is terminated by Barinthus Bio without cause or Mr. Enright resigns for good reason, in either case within 12 months following a change in control, then any outstanding time-based equity awards shall immediately accelerate and become fully vested and exercisable or nonforfeitable on the date of termination.
Mr. Enright is also subject to an agreement relating to confidentiality, assignment of inventions, and a twelve-month nonsolicitation and noncompetition covenant.
Dr. Leon Hooftman.   Barinthus Bio entered into an employment agreement with Dr. Hooftman on February 21, 2024. Pursuant to this employment agreement, Dr. Hooftman agreed to serve as Barinthus Bio’s chief medical officer. Dr. Hooftman is entitled to an annual base salary, subject to periodic review, target annual bonus opportunity and employee benefits.
Dr. Hooftman’s employment agreement contains standard confidentiality provisions which survive termination and also twelve (12) month non-competition and non-solicitation restrictive covenants.
Dr. Geoffrey Lynn.   Barinthus Bio entered into an employment agreement with Dr. Lynn effective as of December 1, 2024. Pursuant to this employment agreement, Dr. Lynn agreed to serve as Barinthus Bio’s chief scientific officer. Dr. Lynn was entitled to an annual base salary, subject to periodic review, target annual bonus opportunity and employee benefits. Dr. Lynn’s employment had no specified term but could be terminated at will by either party. Under Dr. Lynn’s employment agreement, in the event that Dr. Lynn’s employment was terminated by Barinthus Bio without “cause” or Dr. Lynn resigned for “good reason” (as such terms are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in Barinthus Bio’s favor), he would have been entitled to receive (i) an amount equal to 6 months of his base salary, payable over 9 months commencing within 60 days after his date of termination and (ii) subject to Dr. Lynn’s copayment of premium amounts at the applicable active employees’ rate and proper election to receive COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 6 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA; provided, however, that if Barinthus Bio determined that Barinthus Bio cannot pay such amounts to the group health plan provider or the COBRA provider without potentially violating applicable law, then Barinthus Bio would convert such payments to payroll payments directly to Dr. Lynn for the time period specified above. The employment agreement also provided that, in lieu of the payments and benefits described above, in the event that Dr. Lynn’s employment was terminated by Barinthus Bio without cause or Dr. Lynn resigned for good reason, in either case within 12 months following a “change in control” (as defined in the employment agreement), subject to the execution and effectiveness of a general release of claims in Barinthus Bio’s favor, he would have been entitled to receive (i) a lump sum cash payment equal to one times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his annual target bonus for the then-current year (or the annual target bonus in effect immediately prior to the change in control, if higher), and (ii) subject to Dr. Lynn’s copayment of premium amounts at the applicable active employees’ rate and proper election to receive COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 6 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA; provided, however, that if Barinthus Bio determined that Barinthus Bio could not pay such amounts to the group health plan provider or the COBRA provider without potentially violating applicable law, then Barinthus Bio would convert such payments to payroll payments directly to Dr. Lynn for the time period specified above.
On September 5, 2025, Dr. Lynn entered into a separation agreement and consulting agreement. Pursuant to Dr. Lynn’s separation agreement, his employment with Barinthus Bio terminated effective as of September 5, 2025. Dr. Lynn was provided severance benefits equal to 6 months base salary and COBRA continuation and, subject to the closing of the Combination or another meaningful M&A transaction, a $200,000 transaction bonus. Simultaneously, Dr. Lynn entered into a consulting agreement with Barinthus Bio whereby he would provide advisory and transaction services to Barinthus Bio until December 31,

2025. Dr. Lynn’s compensation for such services equaled $18,333.33 per month. If Dr. Lynn provides services after December 31, 2025, he is to be paid $213 per hour for such services.
Additional Narrative Disclosure
401(k) Plan.   Barinthus Bio maintains a tax-qualified retirement plan that provides eligible U.S. employees, including its named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Section 401(a) of the Code. Barinthus Bio matches 100 percent of employee contributions, up to 6 percent of each employee’s compensation (as defined in the plan).
Health and Welfare Benefits.   All of Barinthus Bio’s full-time employees, including its executive officers are eligible to participate in certain medical, disability and life insurance benefit programs offered by Barinthus Bio.
Outstanding Equity Awards at Fiscal Year-End — 2025
The following table summarizes, for each of Barinthus Bio’s named executive officers, the number of ordinary shares underlying outstanding share options and share awards held as of December 31, 2025.
		Option Awards(1)					Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights that have not Vested ($)
William Enright	April 29, 2021	176,130	0	—	17.00	May 1, 2031	—	—
	January 3, 2022	359,605	—	—	11.12	March 14, 2032	—	—
	January 3, 2023	293,333	146,667	—	2.40	January 3, 2033	—	—
	January 2, 2024	147,993	295,988	—	3.70	January 2, 2034	—	—
	February 3, 2025	—	600,000	—	1.00	February 3, 2035	—	—
Leon Hooftman	June 3, 2024	65,055	130,111	—	2.00	June 3, 2034	—	—
	February 3, 2025	—	140,000	—	1.00	February 3, 2034	—	—
	October 1, 2025	—	—	—	—	—	361,530	540,487
Geoffrey Lynn	January 3, 2022	174,500	—	—	11.12	September 5, 2026	—	—
	January 3, 20223	15,590	—	—	2.40	September 5, 2026	—	—
	January 2, 2024	8,069	—	—	3.70	September 5, 2026	—	—

(1)
Unless otherwise specified below, each option vests in three equal annual installments, with the first such annual installment vesting upon the first anniversary of the vesting commencement date, subject to such named executive officer’s continued employment with Barinthus Bio as of each such date.

Prohibition on Hedging and/or Pledging Barinthus Bio’s Securities
Certain transactions in Barinthus Bio’s securities (such as purchases and sales of publicly traded put and call options, and short sales) create a heightened compliance risk or could create the appearance of misalignment between management and stockholders. In addition, securities held in a margin account or pledged as collateral may be sold without consent if the owner fails to meet a margin call or defaults on the loan, thus creating the risk that a sale may occur at a time when an officer or director is aware of material, non-public information or otherwise is not permitted to trade in Company securities. Barinthus Bio’s insider trading policy allows Barinthus Bio’s directors, officers, vice-president level or above employees, and members of the finance department involved in periodic financial reporting to pledge Barinthus Bio’s securities as collateral for a loan (or modify an existing pledge) only if the pledge has been approved by the Audit Committee.
Equity Compensation Plan Information
The following table provides information as of December 31, 2025 with respect to the Barinthus Bio’s ordinary shares that may be issued under Barinthus Bio’s existing equity compensation plans.
	Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in first column)
Equity compensation plans approved by security holders(1)(2)	5,976,157	$6.28	4,113,329
Equity compensation plans not approved by security holders	—	—	—
Total	5,976,157	$6.28	4,113,329

(1)
Includes the following plans: Barinthus Bio’s Share Award Plan 2021 (the “2021 Plan”) and the Enterprise Management Incentive Share Option Scheme (the “EMI Plan”).

(2)
As of December 31, 2025, a total of 10,089,486 ordinary shares of Barinthus Bio have been reserved for issuance pursuant to the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2025, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31 or such lesser number of shares as determined by the Compensation Committee of Barinthus Bio. This number will be subject to adjustment in the event of a share split, share dividend or other change in Barinthus Bio’s capitalization. Barinthus Bio no longer makes grants under the EMI Plan.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTIONS (BARINTHUS BIO)
Barinthus Bio’s executive officers and directors have interests in the Scheme Transaction that are different from, or in addition to, the interests of Barinthus Shareholders generally. The Barinthus Board was aware of these potentially differing interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement, approve the Transactions and to recommend that you vote in favor of all proposals to be approved at the Barinthus Shareholder Meetings.
See the sections entitled “The Transactions — Background of the Transactions” and “The Transactions — Barinthus Bio’s Reasons for the Transactions and Recommendation of the Barinthus Board” of this proxy statement/prospectus. Barinthus Shareholders should take these interests into account in deciding whether to vote “FOR” the Barinthus Scheme Proposal. These interests are described in more detail below.
These interests may include, but are not limited to:
•
the continued engagement and/or employment, as applicable, of certain board members and executive officers of Barinthus Bio;

•
the continued positions of certain directors of Barinthus Bio as directors on the Topco Board;

•
the treatment in the Transactions of equity awards and stock options held by Barinthus Bio directors and executive officers;

•
the grant of retention Barinthus RSUs to certain employees and one executive officer, each of which will vest upon the seventh day following either (i) the consummation of the Transactions or (ii) the termination of the Merger Agreement pursuant to its terms;

•
transaction bonuses payable to certain executive officers upon the closing of the Transactions; and

•
severance payments payable under existing employment and severance arrangements or arrangements that may be entered into in connection with the Transactions.

In respect of the Barinthus Bio directors and named executive officers, the Transactions shall impact their board service and results in equity and cash based awards as summarized below.
Compensation to be Paid in Connection with the Transactions
In connection with the Transactions, Mr. Enright and Dr. Hooftman, are eligible for severance payments under certain circumstances. The severance arrangements are contractual and were established prior to signing of the Merger Agreement and not in anticipation of the Transactions. In addition, as described below, Barinthus Bio has approved retention Barinthus RSUs to Dr. Hooftman and transaction bonuses for Mr. Enright and Drs. Hooftman and Lynn. The retention Barinthus RSUs and transaction bonuses were approved by the Barinthus Board in connection with the Transactions.
Executive Employment, Service and Severance Agreements
William Enright
Barinthus Bio previously entered into an employment agreement with Mr. Enright pursuant to which he is eligible for severance payments and benefits. Under Mr. Enright’s employment agreement, in the event that Mr. Enright’s employment is terminated by Barinthus Bio without “cause” or Mr. Enright resigns for “good reason” (as such terms are defined in the employment agreement), subject to the execution and effectiveness of a separation agreement, including a general release of claims in Barinthus Bio’s favor, he will be entitled to receive (i) an amount equal to 12 months of his base salary, payable over the 12 month period following his termination, (ii) if his termination occurs following completion of a calendar year but prior to payment of an annual bonus, payment of such annual bonus, and (iii) if Mr. Enright is participating in the group health plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 12 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA. The employment agreement also provides that, in lieu of the payments and benefits described above, in the event that Mr. Enright’s employment is terminated by Barinthus Bio without cause or Mr. Enright resigns for good reason, in either case within 12 months following a “change in control” (as defined in the employment agreement), subject to the execution and effectiveness of a general release of claims in Barinthus Bio’s favor, he will be entitled to receive (i) a lump sum cash payment equal to 1.5 times the sum of his then-current base salary (or his base salary in effect immediately prior to the change in control, if higher) plus his annual target bonus for the then-current year (or the annual target bonus in effect immediately prior to the change in control, if higher), and (ii) if Mr. Enright is participating in the group health plans immediately prior to his termination and elects COBRA health continuation, continuation of such group health coverage at the same rate as if he were an active employee, until the earliest of (A) the 18 month anniversary of his termination; (B) his eligibility for group medical plan benefits under any other employer’s group medical plan; or (C) the cessation of his continuation rights under COBRA. Mr. Enright’s employment agreement further provides that in the event Mr. Enright’s employment is terminated by Barinthus Bio without cause or Mr. Enright resigns for good reason, in either case within 12 months following a change in control, then any outstanding time-based equity awards shall immediately accelerate and become fully vested and exercisable or nonforfeitable on the date of termination.
For purposes of Mr. Enright’s employment agreement:
•
“cause” means, (i) conduct by the him constituting a material act of misconduct in connection with the performance of the his duties, including, without limitation, (A) continued and willful failure or refusal to perform material responsibilities that have been requested by the board of directors (other than refusal resulting from incapacity due to physical or mental illness), after being given written notice of such breach and a failure to cure within sixty (60) days of such notice; (B) dishonesty to the board of directors with respect to any material matter; or (C) misappropriation of funds or property of Barinthus Bio or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Barinthus Bio property for personal purposes; (ii) the conviction of, or plea of guilty or nolo contendere of by Mr. Enright of acts satisfying the elements of (A) any felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) any misconduct by Mr. Enright, regardless of whether or not in the course of the his employment, that would reasonably be expected to result in material injury or reputational harm to Barinthus Bio or any of its subsidiaries or affiliates if Mr. Enright were to continue to be employed in the same position; (iv) continued unsatisfactory performance or non-performance by Mr. Enright of the his duties (other than by reason of the his physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such unsatisfactory performance or non-performance from the board of directors; (v) a breach by Mr. Enright of any of the provisions contained in his employment agreement or any restrictive covenants agreement after being given written notice of such breach and a failure to cure within thirty (30) days of such notice; (vi) a material violation by Mr. Enright’s of any of the Barinthus Bio’s written employment policies after being given written notice of such breach and a failure to cure within thirty (30) days of such notice; or (vii) his failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Barinthus Bio to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

•
“good reason” means, subject to notice and cure rights, Mr. Enright’s resignation following any of the following without his consent: (i) material diminution in the his responsibilities, authority or duties; (ii) a material diminution in Mr. Enright’s base salary except for across-the-board salary reductions based on Barinthus Bio’s financial performance similarly affecting all or substantially all senior management employees of Barinthus Bio; (iii) a material change in the geographic location at which Mr. Enright primarily provides services to Barinthus Bio, such that Mr. Enright is required to relocate his principal residence as a result of such change; or (iv) a material breach of his employment agreement by Barinthus Bio.

Leon Hooftman, Ph.D.
Pursuant to a service agreement with Barinthus Bio, if Dr. Hooftman’s employment is terminated without cause and applicable notice, he will be entitled to severance payments equal to six months of his annual base salary.

Other Executive Officers
Each of Gemma Jones, Dr. Geoffrey Lynn, Nadege Pelletier and Graham Griffiths have previously received severance benefits in connection with their departures from Barinthus Bio, and are not currently contractually eligible for any additional severance benefits.
Continuing Employees
The Merger Agreement provides that following the closing, Topco shall comply with the terms of any employment, severance, retention, change of control, or similar agreement for the individuals specified in the Barinthus Bio disclosure schedule, subject to the provisions of such agreements.
Transaction Bonuses
On December 17, 2024 and January 8, 2025, the Barinthus Board approved certain transaction bonuses for executive officers. In connection with the Transactions, the Barinthus Board terminated such prior bonuses and reallocated the amount to certain employees and executive officers (the “Transaction Bonuses”). The Transaction Bonuses are being put in place to reward key talent and will be payable upon the Scheme Effective Time. Transaction Bonuses in the following amounts for the executive officers are: Mr. Enright: $300,000; Dr. Lynn: $200,000; and Dr. Hooftman: £150,000.
Treatment of Barinthus Ordinary Shares and Equity Awards
In general, directors and members of management will receive the same treatment as other Barinthus Shareholders, including other participants in Barinthus Equity Plans.
In connection with the Transactions, Barinthus Bio retained the discretion to take action to: (i) use reasonable endeavors to procure that each Barinthus EMI Option which remains outstanding at the closing, shall be exercised into Barinthus Ordinary Shares immediately prior to the Scheme Effective Time, and to the extent any part of the Barinthus EMI Option remains unexercised, such Barinthus EMI Option shall lapse immediately upon the closing; (ii) provide that outstanding equity awards held by Barinthus Bio’s non-employee directors following the consummation of the Transactions will vest upon the closing of the Transactions; (iii) maintain agreements with officers and employees on the same terms and conditions as were applicable immediately prior to the Scheme Effective Time and (iv) provide for transaction bonuses and Barinthus RSUs, payable upon or after completion of the Transactions.
Barinthus Ordinary Shares
All directors and executive officers of Barinthus Bio who hold Barinthus Ordinary Shares will receive Scheme Consideration in respect of such Barinthus Ordinary Shares, calculated in the same manner as the Scheme Consideration is calculated for all other Barinthus Shareholders. See the section below entitled “Security Ownership of Certain Barinthus Bio Beneficial Owners” for a summary of the shareholding of members of the Barinthus Board and the named executive officers of Barinthus Bio.
Barinthus Options
As of September 29, 2025 there were 6,231,609 Barinthus Options outstanding. Each of Topco and Barinthus Bio shall use reasonable endeavors to procure that each outstanding Barinthus Option (other than Barinthus EMI Options), granted under the Barinthus Share Award Plan, whether vested or unvested, will automatically, without any action on the part of the holder, be released in consideration of the assumption of such option by Topco and conversion into an Adjusted Option (as defined above) on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus Option in effect immediately prior to the Scheme Effective Time except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock subject to the Adjusted Option shall be equal to the total number of Barinthus Ordinary Shares subject to such Barinthus Option immediately prior to the Scheme Effective Time; provided, however, that the exercise price and the number of shares of Topco Common Stock purchasable pursuant to such Adjusted Option will be determined in a manner consistent with the requirements of Section 409A of the Code, without reducing the total value of consideration provided to the holders of Barinthus Options hereunder; provided, further, that in the case of any Barinthus Option to which Section 422 of the Code applies, the exercise price and the number of shares of Topco Common Stock purchasable pursuant to such Barinthus Option will be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code without reducing the total value of consideration provided to the holders of Barinthus Options hereunder.
The following table sets forth the number of Barinthus Options that were awarded to and held by Barinthus Bio executive officers and non-employee directors as of September 29, 2025 under a Barinthus Equity Plan and the value of these awards in the Transaction, assuming a per share value of Barinthus ADSs equal to $1.5024, which is the average of the closing price of Barinthus ADSs over the first five trading days following the announcement of the Transactions. The foregoing equity awards will be treated in the same manner as outstanding equity awards generally and described above.
Executive Officers	Number of Vested Barinthus Options (#)(1)	Value of Vested Barinthus Options ($)(1)	Value of Unvested Barinthus Options (#)(1)	Value of Unvested Barinthus Options ($)(1)
William Enright	977,063	0	1,042,653	$512,244
Leon Hooftman, Ph.D.	65,055	0	270,111	$130,369
Geoffrey Lynn, MD, Ph.D.	198,159	0	0	0
Gemma Jones	347,464	0	0	0
Graham Griffiths	276,336	$68,445	0	0
Nadege Pelletier	358,334	0	0	0

(1)
Based on an assumed price of $1.5024 per share, only certain Barinthus Options held by the executive officers are “in-the-money.” However, it is possible for certain options to become in-the-money if the price increases.

Non-Employee Directors	Number of Vested Barinthus Options (#)(1)	Value of Vested Barinthus Options ($)(1)	Value of Unvested Barinthus Options (#)(1)	Value of Unvested Barinthus Options ($)(1)
Robin Wright	112,039	$110,478	20,174	$17,107
Karen Dawes	91,645	0	20,174	$17,107
Alex Hammacher	91,645	0	20,174	$17,107
Dr. Anne Phillips	91,645	0	20,174	$17,107
Pierre A Morgon	112,039	$110,478	20,174	$17,107
Dr. Joseph Scheeren	91,645	0	20,174	$17,107

(1)
Based on an assumed price of $1.5024 per share, none of the Barinthus Options held by the non-employee directors are “in-the-money.” However, it is possible for certain options to become in-the-money if the price increases.

Barinthus EMI Options
Barinthus Bio shall use reasonable endeavors to procure that each holder of a Barinthus EMI Option outstanding prior to the Barinthus General Meeting record date shall validly exercise such Barinthus EMI Option in full into Barinthus Ordinary Shares immediately before the Scheme Effective Time such that such Barinthus Ordinary Shares shall be treated as Scheme Shares for all purposes except determination of the exchange ratio. Notwithstanding the foregoing, to the extent Barinthus EMI Options are subsequently exercised, the resultant Barinthus Ordinary Shares shall, at the Scheme Effective Time, be exchanged for the amount of validly issued, fully paid and non-assessable shares of Topco Common Stock, and Barinthus

Bio shall make all amendments to (A) the terms of the Barinthus EMI Share Option Scheme or (B) Barinthus Bio’s articles of association as may be required or desirable to permit such exercise or exchange. To the extent that any Barinthus EMI Option is outstanding as at the 89th day following the Scheme Effective Time, such Barinthus EMI Option shall be released by the holder for no in consideration.
Directors’ Compensation Policy
Pursuant to Barinthus Bio’s compensation policy for non-employee directors, all outstanding and unvested equity awards granted to a Barinthus Bio director shall fully accelerate upon the sale of Barinthus Bio. Accordingly, upon the Scheme Effective Time, each Barinthus Option that is outstanding and unvested immediately prior to the Scheme Effective Time will, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and the shares underlying such vested Barinthus Option (excluding Barinthus EMI Options) will be converted into an option to purchase shares of Topco Common Stock on the same terms and conditions as were applicable to such Barinthus Option immediately prior to the Scheme Effective Time. If such grant is a Barinthus EMI Option, the outstanding and unvested award will automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and the award will be entitled to the same treatment as described above in “— Barinthus EMI Options.”
Barinthus RSUs
As of September 26, 2025, there were no Barinthus RSUs outstanding. However, in connection with the Transactions, the Barinthus Board approved the grant of 886,018 Barinthus RSUs to certain employees and to one executive officer. Dr. Hooftman received a grant of 361,530 Barinthus RSUs. The Barinthus RSUs shall vest upon the seventh day following either (i) the consummation of the Transactions or (ii) the termination of the Merger Agreement pursuant to its terms.
Each of Topco and Barinthus Bio shall use reasonable endeavors to procure that each outstanding Barinthus RSU granted under the Barinthus Equity Plans will automatically, without any action on the part of the holder thereof, be released in consideration of the assumption of such Barinthus RSU by Topco and conversion into an Adjusted RSU (defined above) on the same terms and conditions (including applicable vesting conditions) applicable to such Barinthus RSU immediately prior to the Scheme Effective Time, except as adjusted by the Merger Agreement. The number of shares of Topco Common Stock covered by each such Topco restricted stock unit will be equal the number of Barinthus Ordinary Shares (or Barinthus ADSs) subject to the Barinthus RSU immediately prior to the Scheme Effective Time.
As of the Scheme Effective Time, each Barinthus RSU that is outstanding, whether or not vested, immediately prior to the Scheme Effective Time, will automatically be converted, into restricted stock unit relating to Topco Common Stock of the same type and on the same terms and conditions as were applicable to the corresponding Barinthus RSU. As described above, Dr. Hooftman is the only executive officer who is expected to hold Barinthus RSUs at the Scheme Effective Time. Assuming a per share value of Barinthus ADSs equal to $1.5024, which is the average of the closing price of Barinthus Ordinary Shares over the first five trading days following the announcement of the Transaction, the estimated value of the Barinthus RSUs held by Dr. Hooftman is $543,163.
Compensation to be Paid Following the Transactions
Topco Directors and Officers
The parties to the Merger Agreement currently expect that Mr. Enright will serve as the Chief Executive Officer, Gemma Jones will serve as Interim Chief Financial Officer, and Dr. Hooftman will serve as Chief Medical Officer of Topco after closing the Transactions. The Merger Agreement provides that, following the closing, Topco shall comply with the terms of any employment, severance, retention, change of control, or similar agreement set forth in the Barinthus Bio disclosure schedule.
Effective as of the Merger Effective Time, the Topco Board will consist of five (5) members and be comprised of: Iain Dukes, William Enright, Karen T. Dawes, Anne M. Phillips and Robin Wright. Each of Mses. Dawes and Phillips and Mr. Wright qualifies as an “independent director” under applicable rules of

Nasdaq. In addition, Dr. Dukes will serve as the Executive Chairman of the Topco Board effective as of the Merger Effective Time. Barinthus Bio and Clywedog have not yet determined what compensation, if any, will be paid to such individuals in consideration for serving as directors.
For further information, please see the section entitled “Board of Directors and Management of Topco Following Transactions” beginning on page 333 of this proxy statement/prospectus.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations to (i) U.S. Holders (as defined below) of Barinthus Ordinary Shares as a result of the Scheme Transaction, (ii) U.S. Holders and Non-U.S. Holders of Clywedog Shares as a result of the Merger, and (iii) Non-U.S. Holders of owning and disposing of Topco Common Stock received in the Combinations. The discussion is based on and subject to the Code, the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case, as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. The discussion assumes that Barinthus Shareholders hold their Barinthus Ordinary Shares, Clywedog stockholders hold their Clywedog Shares, and both Barinthus Shareholders and Clywedog stockholders will hold their shares of Topco Common Stock, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). The discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Barinthus Ordinary Shares, Clywedog Shares, or Topco Common Stock in light of their personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income, or to any holders subject to special treatment under the Code, such as:
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banks, thrifts, mutual funds and other financial institutions;

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real estate investment trusts and regulated investment companies;

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traders in securities who elect to apply a mark-to-market method of accounting;

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brokers or dealers in securities;

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tax-exempt organizations or governmental organizations

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insurance companies;

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dealers or brokers in securities or foreign currency;

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individual retirement and other deferred accounts;

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U.S. Holders whose functional currency is not the U.S. dollar;

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U.S. expatriates and former citizens or long-term residents of the United States;

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“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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persons subject to the alternative minimum tax;

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U.S. Holders who own, or are deemed to own, 5% or more of Topco’s or Barinthus Bio’s voting stock;

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persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

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persons who purchase or sell their shares as part of a wash sale for tax purposes;

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“qualified foreign pension funds” (or any entity owned directly or indirectly by one or more “qualified foreign pension funds”);

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partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

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U.S. holders of Clywedog Shares who hold Clywedog Shares that qualify as qualified small business stock pursuant to Section 1202 of the Code; and

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persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax qualified retirement plan.

No rulings will be sought by Topco, Barinthus Bio or Clywedog from the IRS with respect to the Combinations and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. The discussion does not address any non-income tax considerations or any non-U.S., state or local tax considerations. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Barinthus Ordinary Shares, Clywedog Shares or, after the completion of the Combinations, shares of Topco Common Stock that for U.S. federal income tax purposes is:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Barinthus Ordinary Shares, Clywedog Shares or, after the completion of the Combinations, shares of Topco Common Stock who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.
If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Barinthus Ordinary Shares, Clywedog Shares or, after the completion of the Combinations, shares of Topco Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Combinations and the ownership and disposition of the shares of Topco Common Stock.
HOLDERS OF BARINTHUS ORDINARY SHARES AND CLYWEDOG SHARES OR, AFTER THE COMPLETION OF THE COMBINATIONS, SHARES OF TOPCO COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATIONS AND THE OWNERSHIP AND DISPOSITION OF SHARES OF TOPCO COMMON STOCK TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES OF SUCH MATTERS ARISING UNDER THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Material U.S. Federal Income Tax Considerations to U.S. Holders of Barinthus Ordinary Shares as a result of the Scheme Transaction
The following discussion regarding U.S. federal income tax considerations relating to the Scheme Transaction assumes that the Combinations will be consummated as described in the Merger Agreement and this proxy statement/prospectus. Neither Topco nor Barinthus Bio (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Scheme Transaction. Consequently, no assurance can be given that the IRS will not challenge the tax treatment described below, or that a court would not sustain such challenge.
Receipt of Shares of Topco Common Stock in Exchange for Barinthus Ordinary Shares
The exchange of Barinthus Ordinary Shares for shares of Topco Common Stock pursuant to the Scheme Transaction, taken together with the Merger, will qualify as a transaction described in Section 351 of the Code and that, as a result, no gain or loss is expected to be recognized on the exchange of Barinthus Ordinary Shares for shares of Topco Common Stock pursuant to the Scheme Transaction (except to the extent of (i) cash in lieu of fractional shares, as described below under “— Receipt of Cash in lieu of Fractional Shares” or (ii) the potential application of Section 1291(f) of the Code due to the status of Barinthus as a PFIC, as discussed below under “— Passive Foreign Investment Company Status”). The holding period of shares of Topco Common Stock received pursuant to the Scheme Transaction will include the holding period of the Barinthus Ordinary Shares exchanged for such shares of Topco Common Stock. Lastly, if a U.S. Holder acquired different blocks of Barinthus Ordinary Shares at different times and different prices, any gain will be determined separately with respect to each block of Barinthus Ordinary Shares. Any gain recognized by a U.S. Holder will generally be treated as U.S. source gain.
U.S. Holders should consult their tax advisors about reporting requirements and information statements that could be applicable to the Scheme Transaction and any potential penalties associated with a failure to satisfy such requirements.
Receipt of Cash in lieu of Fractional Shares
Although not entirely free from doubt, the receipt of cash in lieu of fractional shares of Topco Common Stock should be treated as if a fractional share had been issued by Topco to the affected U.S. Holder as part of the Scheme Transaction and then sold by such U.S. Holder for cash in a taxable exchange. A U.S. Holder will generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional shares and the U.S. Holder’s adjusted tax basis in such fractional shares. Any gain or loss recognized by a U.S. Holder in connection with receipt of cash in lieu of fractional shares of Topco Common Stock will generally constitute capital gain or loss, and any such capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year as of the date of the Scheme Transaction. The deductibility of capital losses is subject to limits. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
Passive Foreign Investment Company Status
Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury Regulations, even if the Scheme Transaction and the Merger qualify as a transaction described in Section 351 of the Code, if Barinthus Bio was a passive foreign investment company (“PFIC”) for any taxable year during a U.S. Holder’s holding period for the Barinthus Ordinary Shares, certain adverse U.S. federal income tax consequences, including recognition of gain, could apply to such U.S. Holder as a result of the Scheme Transaction, unless certain exceptions apply. At present, there are no final Treasury Regulations implementing Section 1291(f) of the Code. The U.S. Treasury promulgated proposed regulations in 1992 that would generally cause a U.S. Holder to recognize gain as a result of the Scheme Transaction if Barinthus Bio was a PFIC, but these regulations remain proposed. The IRS could finalize these proposed U.S. Treasury Regulations, including with effect retroactive to a period that includes the Scheme Effective Time, or the IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized U.S. Treasury Regulations. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Scheme Transaction. Unless these proposed U.S. Treasury Regulations are finalized with effect for a period that includes the effective date of the Scheme Transaction, Topco intends to take the position that Section 1291(f) of the Code does not apply to a U.S. Holder’s transfer of Barinthus Ordinary Shares pursuant to the Scheme Transaction.
In general, a non-U.S. corporation is a PFIC during a taxable year if (i) 75% or more of its gross income constitutes passive income or (ii) 50% or more of its assets produce, or are held for the production of, passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions, and certain look-through rules apply with respect to interests in subsidiaries. Based on the income, assets and activities of Barinthus Bio in past years, Barinthus Bio believes that it was a PFIC in past years, and is expected to be classified as a PFIC for the current taxable year.
If Barinthus Bio is treated as a PFIC with respect to a U.S. Holder and Section 1291(f) of the Code applies to the U.S. Holder’s transfer of Barinthus Ordinary Shares pursuant to Section 351 of the Code, the U.S. Holder may be required to recognize any gain realized on such transfer, unless the U.S. Holder has made an election to treat Barinthus Bio as a “qualified electing fund” pursuant to the PFIC rules with respect to the U.S. Holder for all taxable years during which Barinthus Bio was a PFIC that are included wholly or partly in the U.S. Holder’s holding period of the Barinthus Ordinary Shares. If the U.S. Holder has made an election to treat Barinthus Bio as a “qualified electing fund” pursuant to the PFIC rules with respect to the U.S. Holder for all taxable years during which Barinthus Bio was a PFIC that are included wholly or partly in the U.S. Holder’s holding period of the Barinthus Ordinary Shares, then Section 1291(f) of the Code would not apply to the U.S. Holder’s transfer of Barinthus Ordinary Shares pursuant to the Scheme Transaction.

Material U.S. Federal Income Tax Considerations to U.S. Holders of Clywedog Shares of the Merger
The following discussion regarding U.S. federal income tax considerations relating to the Merger assumes that the Combinations will be consummated as described in the Merger Agreement and this proxy statement/prospectus. Neither Topco nor Clywedog (or any of their affiliates) intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Consequently, no assurance can be given that the IRS will not challenge the tax treatment described below, or that a court would not sustain such challenge.
Receipt of Shares of Topco Common Stock in Exchange for Clywedog Shares
The Merger, taken together with the Scheme Transaction, will qualify as a transaction described in Section 351(a) of the Code and no gain or loss will be recognized on the exchange of Clywedog Shares for shares of Topco Common Stock in the Merger (except to the extent of cash received in lieu of fractional shares as described above under “— Receipt of Cash in lieu of Fractional Shares”). In general, the aggregate adjusted tax basis of the shares of Topco Common Stock received pursuant to the Merger will be equal to the aggregate adjusted tax basis of the Clywedog Shares surrendered by the U.S. Holder. The holding period of shares of Topco Common Stock received pursuant to the Merger will include the holding period of the Clywedog Shares exchanged for such shares of Topco Common Stock. Lastly, if a U.S. Holder acquired different blocks of Clywedog Shares at different times and different prices, any gain or loss, if any, will be determined separately with respect to each block of Clywedog Shares, and the basis and holding period for Topco Common Stock received pursuant to the Merger will be determined under complicated rules that are not discussed herein. U.S. Holders who acquired different blocks of Clywedog Shares at different times or at different prices should consult their tax advisors to determine the holding period and basis with respect to the shares of Topco Common Stock received in the Merger.
U.S. Holders should consult their tax advisors about reporting requirements and information statements that could be applicable to the Merger and any potential penalties associated with a failure to satisfy such requirements.
Receipt of Cash in lieu of Fractional Shares
Although not entirely free from doubt, the receipt of cash in lieu of fractional shares of Topco Common Stock should be treated as if a fractional share had been issued by Topco to the affected U.S. Holder as part of the Merger and then sold by such U.S. Holder for cash in a taxable exchange. A U.S. Holder will generally recognize gain or loss equal to the difference between the amount of the cash received instead of the fractional shares and the U.S. Holder’s adjusted tax basis in such fractional shares. Any gain or loss recognized by a U.S. Holder in connection with receipt of cash in lieu of fractional shares of Topco Common Stock will generally constitute capital gain or loss, and any such capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year as of the date of the Merger. The deductibility of capital losses is subject to limits. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
Material U.S. Federal Income Tax Considerations to Non-U.S. Holders Owning and Disposing of Shares of Topco Common Stock Received in the Transactions
Distributions
If Topco makes distributions on shares of Topco Common Stock, such distributions of cash or property on its shares will constitute dividends for U.S. federal income tax purposes to the extent paid from Topco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its shares of Topco Common Stock, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of shares of Topco Common Stock by Non-U.S. Holders of Topco Common Stock. Because Topco may not know the extent to which any distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of the withholding rules discussed below Topco or the applicable withholding agent may treat the entire distribution as a dividend.

Subject to the discussion below on backup withholding and foreign accounts, dividends paid to a Non-U.S. Holder of shares of Topco Common Stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty).
Non-U.S. Holders will be entitled to a reduction in or an exemption from withholding on dividends as a result of either (a) an applicable income tax treaty or (b) the Non-U.S. Holder holding shares of Topco Common Stock in connection with the conduct of a trade or business within the United States and dividends being effectively connected with that trade or business. To claim such a reduction in or exemption from withholding, the Non-U.S. Holder must provide the applicable withholding agent with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming an exemption from or reduction of the withholding tax under the benefit of an income tax treaty between the United States and the country in which the Non-U.S. Holder resides or is established, or (b) IRS Form W-8ECI stating that the dividends are not subject to withholding tax because they are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, as may be applicable. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), then, although exempt from U.S. federal withholding tax (provided the Non-U.S. Holder provides the appropriate certification, as described above), the Non-U.S. Holder will generally be subject to U.S. federal income tax on such dividends on a net income basis at the regular graduated U.S. federal income tax rates. In addition, a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Sale or Other Disposition of shares of Topco Common Stock
Subject to the discussions below on backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of shares of Topco Common Stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
shares Topco Common Stock constitute U.S. real property interests, or “USRPIs,” by reason of Topco’s status as a U.S. real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes.

Gain described in the first bullet point above will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. A Non-U.S. Holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States) provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, Topco does not anticipate becoming a USRPHC. Because the determination of whether Topco is a USRPHC depends on the fair market value of its USRPIs relative to the fair market value of its other business assets and its non-U.S. real property interests, however, there can be no assurance Topco will not become a USRPHC in the future. Even if Topco were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of shares of Topco Common Stock will not be subject to U.S. federal income tax if shares of Topco Common Stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of shares of Topco Common Stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible consequences to them if Topco were to become a USRPHC.
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Subject to the discussion below on foreign accounts, a Non-U.S. Holder will not be subject to backup withholding with respect to distributions on shares of Topco Common Stock made to the Non-U.S. Holder, provided the applicable withholding agent does not have actual knowledge or reason to know such holder is a U.S. person and the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or other applicable certification. However, information returns generally will be filed with the IRS in connection with any distributions (including deemed distributions) made on shares of Topco Common Stock to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Information reporting and backup withholding may apply to the proceeds of a sale or other taxable disposition of shares of Topco Common Stock within the United States, and information reporting may (although backup withholding generally will not) apply to the proceeds of a sale or other taxable disposition of shares of Topco Common Stock outside the United States conducted through certain U.S.-related financial intermediaries, in each case, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder on IRS Form W-8BEN or W-8BEN-E, or other applicable form (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or such owner otherwise establishes an exemption. Proceeds of a disposition of shares of Topco Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information or claim is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under the legislation and administrative guidance commonly known as “FATCA,” on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including deemed dividends) paid on shares of Topco Common Stock unless (a) the foreign financial institution undertakes certain diligence and reporting obligations, (b) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (c) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (a) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including deemed dividends) paid on shares of Topco Common Stock. Because Topco may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules, Topco or the applicable withholding agent may treat the entire distribution as a dividend. Non-U.S. Holders should consult their tax advisors regarding the potential application of these withholding provisions.

MATERIAL UK TAX CONSIDERATIONS
The following paragraphs are intended as a general guide to current UK tax law and HMRC published practice applying as of the date of this proxy statement/prospectus (all of which are subject to change at any time, possibly with retrospective effect) for (i) holders of Barinthus Ordinary Shares who are exchanging their Barinthus Ordinary Shares, and (ii) holders of Barinthus ADSs who are exchanging their beneficial interest in Barinthus Ordinary Shares, in each case as part of the Combinations. They do not constitute legal or tax advice and do not purport to be a complete analysis of all UK tax considerations relating to the Combinations. They relate only to persons who are absolute beneficial owners of Barinthus Ordinary Shares who are resident for tax purposes in (and only in) the United Kingdom (except to the extent that the position of non-UK resident persons is expressly referred to).
These paragraphs may not relate to certain classes of holders of Barinthus Ordinary Shares or Barinthus ADSs, such as (but not limited to):
•
persons who are connected with Barinthus Bio or Topco;

•
insurance companies;

•
charities;

•
collective investment schemes;

•
pension schemes;

•
brokers or dealers in securities or persons who hold Barinthus Ordinary Shares or shares of Topco Common Stock otherwise than as an investment;

•
persons who have (or are deemed to have) acquired their Barinthus Shares or shares of Topco Common Stock by virtue of an office or employment or who are or have been officers or employees of Barinthus Bio, Topco or any of their affiliates; and

•
individuals who are subject to UK taxation on a remittance basis.

These paragraphs do not describe all of the circumstances in which holders of Barinthus Ordinary Shares may benefit from an exemption or relief from UK taxation. It is recommended that all holders of Barinthus Ordinary Shares obtain their own tax advice. In particular, non-UK resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.
Material UK Tax Considerations
Chargeable Gains — Holders of Barinthus Ordinary Shares
Subject to the comments below in relation to Section 137 of the TCGA, the receipt of shares of Topco Common Stock by a holder of Barinthus Ordinary Shares in respect of, and in proportion to, such shareholder’s Barinthus Ordinary Shares pursuant to the Combinations may potentially be treated as a scheme of reconstruction for the purposes of UK CGT. On that basis, a Barinthus Shareholder would not be treated as making a disposal of their Barinthus Ordinary Shares and, therefore, no liability to CGT would arise in respect of the receipt of shares of Topco Common Stock by a holder of Barinthus Ordinary Shares pursuant to the Combinations. For the purposes of CGT, the shares of Topco Common Stock received by the holder of Barinthus Ordinary Shares would be treated as the same asset, acquired at the same time and for the same amount, as the Barinthus Ordinary Shares that have been exchanged.
Chargeable Gains — Holders of Barinthus ADSs
The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of Barinthus ADSs as holding the beneficial interest in the underlying shares, from time to time. On that basis, and subject to the comments below in relation to Section 137 of the TCGA, holders of Barinthus ADSs may also potentially be treated as not making a disposal of their beneficial interest in the Barinthus Ordinary Shares underlying their Barinthus ADSs and, therefore, no liability to CGT would arise in respect of the receipt of the beneficial interest in shares of Topco Common Stock by a holder of Barinthus ADSs pursuant to the Combinations. For the purposes of CGT, the beneficial interest in the shares of Topco Common Stock received by a holder of Barinthus ADSs would be treated as the same asset, acquired at the same time and for the same amount, as the beneficial interest in the Barinthus Ordinary Shares that have been exchanged.
Chargeable Gains — Anti-avoidance Provisions
Under Section 137 of the TCGA, any Barinthus Shareholder who holds (when his, her or its relevant holding is aggregated with that of persons connected with him, her or it) more than 5% of, or of any class of, shares in or debentures of Barinthus Bio will not in any event receive the possible “rollover” treatment described above if the relevant transaction has not been effected for bona fide commercial reasons or if it forms part of a scheme or arrangement of which the main purpose, or one of the main purposes, is the avoidance of liability to CGT or UK corporation tax. It is possible to apply for statutory clearance from HMRC under Section 138 of the TCGA confirming that this anti-avoidance provision does not apply. No application for clearance has been made to HMRC under Section 138 of the TCGA in respect of the receipt of shares of Topco Common Stock pursuant to the Combinations. For the avoidance of doubt, please note that any Barinthus Shareholder who holds (when their relevant holding is aggregated with that of persons connected with them) 5% or less of, or of any class of, shares in or debentures of Barinthus Bio would not have to satisfy this anti-avoidance provision.
If the “rollover” treatment described above is not available (and no assurance is or can be given that such treatment will be available), a holder of Barinthus Ordinary Shares or a holder of Barinthus ADSs (as applicable) would be treated as having made a full disposal of their Barinthus Ordinary Shares and may, depending on such shareholder’s personal circumstances, be liable to pay CGT.
UK Stamp Duty and UK Stamp Duty Reserve Tax
No liability to UK stamp duty or Stamp Duty Reserve Tax will arise to holders of Barinthus Ordinary Shares on the issue of the shares of Topco Common Stock pursuant to the Combinations.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF BARINTHUS BIO, CLYWEDOG AND TOPCO
Each of Topco and Clywedog is organized under the laws of the State of Delaware. Barinthus Bio is organized under the laws of England and Wales. If the Combinations are consummated, Barinthus Shareholders and Clywedog stockholders will become stockholders of Topco. After giving effect to the Combinations, the rights of stockholders of Topco and the relative powers of the Topco Board will be governed by Delaware law and by the Topco A&R Charter and Topco A&R Bylaws, each of which shall be in effect as of the Scheme Effective Time. Each share of Topco Common Stock will be issued pursuant to, and will carry with it, the rights and obligations set forth in, the Topco A&R Charter. This section summarizes material differences between the rights of Topco stockholders, Barinthus Shareholders and Clywedog stockholders before consummation of the Combinations and the rights of Barinthus Shareholders and Clywedog stockholders after consummation of the Combinations. These differences in stockholder and shareholder rights result from the differences between the respective organizational documents of Topco, Barinthus Bio and Clywedog and the applicable governing law.
The following summary does not include a description of rights or obligations under the U.S. federal securities laws, English securities law or relevant Nasdaq listing requirements or standards.
The following summary is not a complete statement of the rights of the Topco, Clywedog stockholders or the Barinthus Shareholders or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to Topco’s, Barinthus Bio’s and Clywedog’s organizational documents, and to the relevant laws of the State of Delaware and the laws of England and Wales, which you are urged to read in their entirety.
Copies of (i) the form of the Topco A&R Charter and the Topco A&R Bylaws are attached hereto as Exhibits 3.3 and 3.4, respectively; (ii) Clywedog’s Restated Certificate of Incorporation, first Certificate of Amendment thereto, second Certificate of Amendment thereto and third Certificate of Amendment thereto (collectively, the “Clywedog Charter ”) and Clywedog’s Bylaws are attached hereto as Exhibit 3.6, 3.7, 3.8, 3.9 and 3.10, respectively; and (iii) Barinthus Bio’s Articles of Association (the “Barinthus Bio Articles”) are attached hereto as Exhibit 3.5, each of which are incorporated herein by reference. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.
Topco	Barinthus Bio	Clywedog
Authorized Share Capital
It is currently estimated that, following the Combinations, the authorized capital stock of Topco will consist of [•] shares of common stock, par value $0.0001 per share, and [•] shares of preferred stock, par value $0.0001 per share.	The share capital of Barinthus Bio is divided into: (i) an unlimited number of Barinthus Ordinary Shares of £0.000025 each, (ii) an unlimited number of deferred shares of £1.00 each, (iii) an unlimited number of deferred shares of £0.01 each, and (iv) an unlimited number of deferred shares of £0.00000736245954692556 each. Only Barinthus Ordinary Shares and deferred A shares are in issue as at the date of this proxy statement/prospectus.	The authorized capital stock of Clywedog consists of (i) 16,476,164 shares of common stock, par value $0.0001 per share, and (ii) 6,476,164 shares of preferred stock, par value $0.0001 per share, of which 6,476,164 shares are designated as “Series Seed Preferred Stock.”

Topco	Barinthus Bio	Clywedog
Structure of Board of Directors

Effective as of the Merger Effective Time, the Topco Board will consist of five directors. The Topco Board will be divided into three classes, Class I, Class II, and Class III, with directors each serving staggered three-year terms.
Under the Topco A&R Bylaws, the business and affairs of Topco are managed under the direction of the Topco Board, and the Topco Board may exercise all such powers as are not required to be exercised by the stockholders.
Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Topco A&R Bylaws to be in effect as of the Scheme Effective Time provide that the Topco Board shall exclusively be fixed from time to time by resolution of the Topco Board.
Under the Topco A&R Bylaws, each member of the Topco Board shall hold office until the next annual meeting of stockholders, and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.
The Topco Board is also empowered by the Topco A&R Bylaws to appoint directors to fill a vacancy or as an addition to the existing board of directors in accordance with the Topco A&R Bylaws.

As of the date of this proxy statement/prospectus, the Barinthus Board consists of seven directors. The Barinthus Board is divided into three classes, Class I, Class II, and Class III, with directors each serving staggered three-year terms.
Under the Barinthus Bio Articles, subject to the UK Companies Act, the Barinthus Bio Articles and to any directions given by special resolution of Barinthus Bio, the business of Barinthus Bio will be managed by the Barinthus Board, which may exercise all the powers of Barinthus Bio, whether relating to the management of the business or not.
Under the UK Companies Act, a public company must have at least two directors. The Barinthus Bio Articles provide that, unless determined otherwise by ordinary resolution of Barinthus Bio, the number of directors shall not be subject to any maximum number but shall be at least two.
Under the Barinthus Bio Articles, each member of the Barinthus Board shall hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal.
The Barinthus Board is also empowered by the Barinthus Bio Articles to appoint directors to fill a vacancy or as an addition to the existing board of directors in accordance with the Barinthus Bio Articles.

As of the date of this proxy statement/prospectus, Clywedog has a one-tier board structure and currently has four directors.
Under Clywedog’s bylaws (the “Clywedog Bylaws”), the business and affairs of Clywedog are managed under the direction of the board of directors, and the board of directors may exercise all such powers as are not required to be exercised by the stockholders.
Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws. The Clywedog Bylaws provide that the Clywedog Board shall be determined by resolution of the Clywedog Board or by the stockholders at the annual meeting of the stockholders.
Under the Clywedog Bylaws, each member of the Clywedog Board shall hold office until the next annual meeting of stockholders, and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.
The Clywedog Board is also empowered by the Clywedog Bylaws to appoint directors to fill a vacancy or as an addition to the existing board of directors in accordance with the Clywedog Bylaws.

Topco	Barinthus Bio	Clywedog
Nomination and Appointment of Directors
After the closing of the Combinations, directors will be identified and recommended by the Topco Board (or any committee thereof), although the Topco A&R Bylaws also permit stockholders to nominate directors subject to certain conditions. Pursuant to the Topco A&R Bylaws, other than directors who may be elected by the holders of a series of preferred stock, directors shall be elected by a plurality of the voting power of shares of Topco stock present in person or represented by proxy at a meeting of stockholders and entitled to vote on the election of directors.	Pursuant to the Barinthus Bio Articles, Barinthus Bio may, by ordinary resolution or a decision of the directors, elect any person to be a director, as an addition to the existing board.	Pursuant to the Clywedog Bylaws, each director shall be elected by a plurality of the voting power of Clywedog’s capital stock present in person or represented by proxy at a meeting of stockholders and entitled to vote on the election of directors.
Removal of Directors and Vacancies

Under the DGCL, vacancies may be filled as provided for in the bylaws of a corporation. The Topco A&R Bylaws provide that, subject to the special rights of any outstanding series of preferred stock, directors may be removed, with or without cause, solely by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding stock of Topco entitled to vote in the election of directors.
The Topco A&R Bylaws provide that, subject to the special rights of any outstanding series of preferred stock, vacancies on the Topco Board will be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders.

Under the UK Companies Act, shareholders may remove a director without cause by an ordinary resolution irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the UK Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.
In addition to any power of removal conferred by the UK Companies Act, Barinthus Bio may by special resolution, or by ordinary resolution of which special notice has been given in accordance with the UK Companies Act, remove a director before the expiry of his or her period of office (without

Under the DGCL, vacancies may be filled as provided for in the bylaws of a corporation. The Clywedog Bylaws provide that directors may be removed, with or without cause, solely by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding stock of Clywedog entitled to vote at an election of directors.
The Clywedog Bylaws provide that vacancies on the Clywedog Board will be filled by the affirmative vote of a majority of the directors then in office.

Topco	Barinthus Bio	Clywedog

prejudice to a claim for damages for breach of contract or otherwise) and may (subject to the Barinthus Bio Articles) by ordinary resolution appoint another person who is willing to act to be a director in his or her place.
Pursuant to the Barinthus Bio Articles, Barinthus Bio may by ordinary resolution, and the Barinthus Board shall have the power at any time, to appoint a director to fill a vacancy.

Remuneration of Directors
The Topco A&R Bylaws authorize the Topco Board to set director compensation, and generally do not give stockholders the right to approve director compensation.
Subject to the UK Companies Act, each director may be paid remuneration by Barinthus Bio as determined by the Barinthus Board.
Each director may be paid his or her reasonable travelling, hotel and other expenses of attending and returning from meetings of the board or committees of the board or general meetings or separate meetings of the holders of any class of shares or of debentures and shall be paid all expenses properly incurred by him or her in the conduct of Barinthus Bio’s business.
Any director who performs or renders any special duties or services outside his or her ordinary duties as a director and not in his or her capacity as a holder of employment or executive officer may be paid such reasonable extra remuneration by way of salary, commissions, participation in profits or otherwise as the directors may determine.
The Clywedog Bylaws authorize the Clywedog Board to set director compensation, and generally do not give stockholders the right to approve director compensation.
Annual Meetings of Stockholders
Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as provided in a corporation’s bylaws. The Topco	In accordance with the UK Companies Act, Barinthus Bio is required in each year to hold an annual general meeting in addition to any other general	Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as provided in a corporation’s bylaws. The

Topco	Barinthus Bio	Clywedog

A&R Bylaws provide that Topco must hold an annual meeting of stockholders on such date and at such time as may be fixed by resolution of the Topco Board.
Pursuant to the DGCL, any stockholder or director may petition the Chancery Court to order a meeting to elect directors if the annual meeting has not been held within 30 days of the date set for such meeting or 13 months following the date the previous annual meeting was held.

meetings in that year and to specify the meeting as such in the notice convening it.
The annual general meeting shall be convened whenever and wherever the Barinthus Board sees fit, subject to the requirements of the UK Companies Act. Under the UK Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.

Clywedog Bylaws provide that Clywedog must hold an annual meeting of stockholders on such date and at such time as may be fixed by resolution of the Clywedog Board.
Pursuant to the DGCL, any stockholder or director may petition the Chancery Court to order a meeting to elect directors if the annual meeting has not been held within 30 days of the date set for such meeting or 13 months following the date the previous annual meeting was held.

General / Special Meetings of Stockholders
Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation’s bylaws. Under the Topco A&R Bylaws, a special meeting of stockholders may be called at any time by a resolution adopted by a majority of the Topco Board, the Chair of the Topco Board or the Chief Executive Officer, and may not be called by any other person or persons. The business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice of such meeting.
Under the UK Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.
Under the DGCL, special meetings of stockholders may be called by the board of directors or by such person or persons as may be authorized by a corporation’s bylaws. Under the Clywedog Bylaws, a special meeting of stockholders may be called at any time by the Chief Executive Officer upon notice to each director, by the Chief Executive Officer or secretary in like manner and on like notice on the written request of two directors unless the Clywedog Board consists of only one director, in which case special meetings shall be called by the Chief Executive Officer or secretary in like manner and on like notice on the written request of the sole director. The business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice of such meeting.
Notice of Stockholder Meetings
Generally, the DGCL requires that notice to stockholders of the place (if any), date, and hour, and means of remote communication (if any) of each annual and special meeting of stockholders be given at least 10 days, but no	Under the UK Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting and at least 14 clear days’ notice is required for any other general	Generally, the DGCL requires that notice to stockholders of the place (if any), date, and hour, and means of remote communication (if any) of each annual and special meeting of stockholders be given at least 10 days, but no

Topco	Barinthus Bio	Clywedog

more than 60 days, before the meeting date. The Topco A&R Bylaws provide that notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Pursuant to the DGCL, notice of a meeting of stockholders to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called.
meeting. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear days’ notice. The shareholders may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.
more than 60 days, before the meeting date. The Clywedog Bylaws provide that notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting.
Pursuant to the DGCL, notice of a meeting of stockholders to vote upon a merger or a sale of all or substantially all of the corporation’s assets must be delivered at least 20 days before the meeting date. In the case of a special meeting, the notice must also state the purpose or purposes for which the meeting is called.

Quorum at Stockholder Meetings
The Topco A&R Bylaws provide that the holders of a majority of the voting power of Topco’s issued and outstanding capital stock entitled to vote, present in person or represented by proxy, constitute a quorum at all meetings of stockholders except as otherwise provided by law or the Topco A&R Charter.	Under the Barinthus Bio Articles, no business shall be transacted at any general meeting unless a quorum is present. One or more qualifying persons present who, between them, hold at least 33 and 1/3% in number of the issued shares entitled to attend and vote (excluding treasury shares) shall be a quorum for all purposes.	The Clywedog Bylaws provide that the holders of a majority of the voting power of Clywedog’s issued and outstanding capital stock entitled to vote, present in person or represented by proxy, constitute a quorum at all meetings of stockholders except as otherwise provided by law or Clywedog’s restated certificate of incorporation, as amended (the “Clywedog Charter”).
Stockholder Voting Rights
Under the Topco A&R Charter, except as otherwise provided by law, the Topco A&R Charter (including any preferred stock designation), each stockholder of record entitled to vote at any meeting may do so in person or by proxy. Each share of Topco Common Stock entitles its holder to one vote. The Topco A&R Charter authorizes the Topco Board to designate one or more series of preferred stock, which may have different or preferential voting rights than the Topco Common Stock.
Without prejudice to any special rights, privileges or restrictions as to voting rights attached to any Barinthus Ordinary Shares forming part of Barinthus Bio’s share capital from time to time, all votes at a general meeting shall be taken on a poll and each holder of the shares of the class shall, on a poll, have one vote in respect of every share of the class held by them.
An ordinary resolution is passed on a poll if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person

Under the Clywedog Bylaws, each stockholder of record entitled to vote at any meeting may do so in person or by proxy. Each Clywedog Share entitles its holder to one vote.
Generally, under the Clywedog Bylaws, when a quorum is present, the affirmative vote of holders of a majority of the voting power of Clywedog’s capital stock, present in person or represented by proxy, at a meeting of stockholders and entitled to vote on a matter shall be the act of the stockholders.

Topco	Barinthus Bio	Clywedog
Generally, under the Topco A&R Bylaws, when a quorum is present, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote on a matter shall be the act of the stockholders.
or by proxy, who, being entitled to vote, vote on the resolution.
A special resolution is passed on a poll if it is approved by holders representing not less than 75% of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolutions.
Barinthus ADS holders are not entitled to vote directly on the resolutions of any meeting. Barinthus ADS holders who wish to exercise certain of the rights granted under the UK Companies Act should contact the Depositary.

Approval of Mergers and the Combinations

The DGCL requires, with limited exceptions, a merger, consolidation or sale of substantially all of the assets of a corporation to be approved by the corporation’s board of directors and a majority of the issued and outstanding shares entitled to vote thereon.
However, if a target corporation is listed on a national securities exchange or its shares are held of record by more than 2,000 holders immediately prior to the execution of a merger agreement, then the target corporation may opt into Section 251(h) of the DGCL. If the parties opt into Section 251(h) of the DGCL and a sufficient number of shares are accepted in the tender offer that are required to approve a merger, then the merger may be consummated without a vote of the target stockholders.
Neither the UK Companies Act nor the Barinthus Bio Articles stipulate a specific approval in respect of mergers and business combinations generally. However, the manner in which a merger or business approval is structured may require certain specific approvals. For example, as is the case for the Combinations, a business combination by way of a scheme of arrangement requires, according to the UK Companies Act, approval by a majority in number of shareholders representing 75% in value of shares held by the members who vote in person or by proxy as well as the sanction of the scheme of arrangement by the Court.
The DGCL requires, with limited exceptions, a merger, consolidation or sale of substantially all of the assets of a corporation to be approved by the corporation’s board of directors and a majority of the issued and outstanding shares entitled to vote thereon.
However, if a target corporation is listed on a national securities exchange or its shares are held of record by more than 2,000 holders immediately prior to the execution of a merger agreement, then the target corporation may opt into Section 251(h) of the DGCL. If the parties opt into Section 251(h) of the DGCL and a sufficient number of shares are accepted in the tender offer that are required to approve a merger, then the merger may be consummated without a vote of the target stockholders.

Mandatory Tender Offer and Squeeze-out Thresholds
Pursuant to the DGCL, a corporation or other entity owning at least 90% of the outstanding shares of a subsidiary corporation may effect a merger with or into such	The Panel has confirmed that the City Code will not apply to Barinthus Bio (including in respect of the Combinations). As a result, Barinthus Shareholders are not currently entitled to	Pursuant to the DGCL, a corporation or other entity owning at least 90% of the outstanding shares of a subsidiary corporation may effect a merger with or into such

Topco	Barinthus Bio	Clywedog
subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or the other stockholders of the subsidiary.
benefit from certain takeover offer protections provided under the City Code, including the rules regarding mandatory takeover bids.
Under the UK Companies Act, where an offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which a takeover offer relates and not less than 90% of the voting rights carried by those shares, the offeror may compulsorily acquire, on the same terms as the takeover offer, any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire.
subsidiary by resolution of the board of directors of the parent and without any action on the part of the board of directors or the other stockholders of the subsidiary.
Related Party Combinations

The DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or employees if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation.
The DGCL further provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

If a situation arises in which a director of Barinthus Bio has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with Barinthus Bio’s interests (other than a situation that cannot reasonably be regarded as likely to give rise to a conflict of interest or a conflict of interest arising in relation to a transaction or arrangement with Barinthus Bio), the Barinthus Board may authorize in accordance with the UK Companies Act the director’s interest and the continuing performance by the relevant director of his duties as a director on such terms as the Barinthus Board may determine.
A director of Barinthus Bio shall not be accountable to Barinthus Bio for any benefit which he or she derives from or in connection with a relationship involving a conflict of interest or possible conflict of interest which has been authorized by the directors or by Barinthus Bio in a general meeting and any such transaction or arrangement shall not be liable

The DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or employees if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation.
The DGCL further provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either: (i) the director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation, who thereafter approve the transaction in good faith; or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by either the board of directors, a committee thereof, or the stockholders.

Topco	Barinthus Bio	Clywedog
to be avoided on the grounds of any such benefit. Subject to the requirements under Sections 175, 177 and 182 of the UK Companies Act, a director shall declare the nature and extent of such conflicts.
Stockholder Proposals
Under the Topco A&R Bylaws, nominations of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders by, subject to certain requirements, any stockholder of record who is entitled to vote at the meeting and who complies with specific notice procedures set forth in the Topco A&R Bylaws.	Under the UK Companies Act, shareholders holding at least 5% of the paid-up capital of Barinthus Bio carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.	Under the Clywedog Bylaws, nominations of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders by, subject to certain requirements, any stockholder of record who is entitled to vote at the meeting and who complies with specific notice procedures set forth in the Clywedog Bylaws.
Stockholder Information Rights

The DGCL allows any stockholder of a corporation the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the 10 days preceding the meeting, for a purpose germane to the meeting.
The DGCL allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: (a) a corporation’s stock ledger, a list of its stockholders, and its other books and records; and (b) any subsidiary’s books and records, to the extent that: (i) the corporation has actual possession and control of such records of such subsidiary; or (ii) the
Pursuant to the UK Companies Act and the Barinthus Bio Articles, Barinthus Shareholders are entitled to receive a copy of Barinthus Bio’s annual accounts and reports for the relevant financial year which must be sent to such Barinthus Shareholders not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid out in accordance with the UK Companies Act. As set out above, each Barinthus Shareholder is entitled to receive notice of any general meeting and information concerning the resolutions to be voted on at such a general meeting.
The DGCL allows any stockholder of a corporation the right to inspect a complete list of the stockholders entitled to vote at a meeting of stockholders, both during the time of the meeting and during the 10 days preceding the meeting, for a purpose germane to the meeting.
The DGCL allows any stockholder in person or by attorney or other agent, upon written demand under oath stating the purpose thereof, during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: (a) a corporation’s stock ledger, a list of its stockholders, and its other books and records; and (b) any subsidiary’s books and records, to the extent that: (i) the corporation has actual possession and control of such records of such subsidiary; or (ii) the

Topco	Barinthus Bio	Clywedog
corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand: (x) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and (y) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.		corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand: (x) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and (y) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.
Amendments of Organizational Documents

Pursuant to the DGCL, an amendment to a corporation’s charter generally requires: (a) recommendation of the board of directors; (b) the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote; and (c) the affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote.
Under the Topco A&R Charter and the Topco A&R Bylaws, the Topco A&R Bylaws may be adopted, amended or repealed by (a) an affirmative vote of the holders of least 66 and 2/3% in voting power of Topco’s outstanding capital stock entitled to vote thereon and (b) the affirmative vote of a majority of the Topco Board.
The Barinthus Bio Articles may be varied or amended only by special resolution passed at a general meeting of the Barinthus Shareholders. The requirements for passing a special resolution are set out above.
Pursuant to the DGCL, an amendment to a corporation’s charter generally requires: (a) recommendation of the board of directors; (b) the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote; and (c) the affirmative vote of a majority of the voting power of the outstanding stock of each class entitled to vote. The Clywedog Charter does not include any additional conditions on its amendment.
Under the Clywedog Bylaws, the Clywedog Bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholder or by the Clywedog Board, when such power is conferred upon the Clywedog Board by the Clywedog Charter at any regular meeting or at any special meeting if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

Topco	Barinthus Bio	Clywedog
Indemnification of Directors and Officers

The DGCL permits a corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.
The Topco A&R Charter and Topco A&R Bylaws authorize Topco to indemnify its directors and officers to the fullest extent permitted by the DGCL, including as they may be amended (unless, to the extent permitted by the DGCL, such amendment would adversely affect any right of a current or former director or officer).
Every director, officer or former director or officer of Barinthus Bio may be indemnified against all costs, charges, losses, expenses and liabilities incurred by him or her in connection with any negligence, default, breach of duty, or breach of trust by him or her in relation to Barinthus Bio or in connection with Barinthus Bio’s activities as a trustee of an occupational pension scheme, in the actual or purported exercise of his or her powers or duties or otherwise as an officer of Barinthus Bio, to the extent permitted under the UK Companies Act.
The DGCL permits a corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful.
The Clywedog Charter and Clywedog Bylaws authorize Clywedog to indemnify its directors and officers to the fullest extent permitted by the DGCL, including as they may be amended (unless, to the extent permitted by the DGCL, such amendment would adversely affect any right of a current or former director or officer).

Topco	Barinthus Bio	Clywedog
Authority to Allot
Under the DGCL, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof.	Under the UK Companies Act, the Barinthus Bio directors must not allot shares or grant rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the Barinthus Bio Articles provide otherwise, in each case in accordance with the provisions of the UK Companies Act.	Under the DGCL, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof.
Preemptive Rights / Preferential Subscription Rights
Pursuant to the DGCL, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. The Topco A&R Charter does not provide for any preemptive rights.	Under the UK Companies Act, “equity securities,” being (i) shares in Barinthus Bio other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (Barinthus Ordinary Shares) or (ii) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in Barinthus Bio in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by Barinthus Shareholders in a general meeting or the Barinthus Bio Articles provide otherwise, in each case in accordance with the provisions of the UK Companies Act.	Pursuant to the DGCL, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. The Clywedog Charter does not provide for any preemptive rights.
Dividends
The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits,	Subject to the UK Companies Act and the Barinthus Bio Articles, Barinthus Bio may, by ordinary resolution of the Barinthus Shareholders, declare dividends out of profits available for distribution in accordance with the respective rights and interests of Barinthus Shareholders but no such dividend shall exceed the amount	The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits,

Topco	Barinthus Bio	Clywedog

however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.
Under the Topco A&R Bylaws, dividends on the capital stock of Topco, subject to the provisions of the Topco A&R Charter and/or the special rights of any outstanding series of preferred stock, if any, may be declared by the Topco Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock.

recommended by the Barinthus Board The Barinthus Board may from time to time pay Barinthus Shareholders such interim dividends as they appear to the board to be justified by Barinthus Bio’s financial position.
Subject to any special rights attaching to or the terms of issue of any share, all dividends shall be declared and paid according to the amounts paid up on the Barinthus Ordinary Shares and shall be apportioned and paid pro rata according to the amounts paid up on the Barinthus Ordinary Shares during any part or parts of the period in respect of which the dividend is paid.
No dividend or other moneys payable by Barinthus Bio on or in respect of any share shall bear interest against Barinthus Bio unless otherwise provided by the rights attached to the share or the provisions of another agreement between the Barinthus Shareholder and Barinthus Bio. Any dividend unclaimed after a period of 12 years from the date such dividend was first declared or became due for payment shall be forfeited and cease to remain owing by Barinthus Bio.
Dividends may be declared or paid in any currency and the Barinthus Board may at its discretion decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met, in relation to the currency of any dividend.
Any general meeting declaring a dividend may by ordinary resolution, upon the recommendation of the Barinthus Board, direct payment or satisfaction of such dividend wholly or in part by the however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.
Under the Clywedog Bylaws, dividends upon the capital stock of Clywedog, if any, subject to the provisions of the Clywedog Charter, may be declared by the Clywedog Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock.
Under the Clywedog Charter, the holders of shares of Clywedog Preferred Stock are entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Clywedog Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Clywedog Common Stock) on Clywedog Common Stock, payable only if and when declared by the Clywedog Board. Such dividends shall not be cumulative. The holders of the outstanding Clywedog Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under the Clywedog Charter upon the affirmative vote or written consent of the holders of a majority of the shares of Clywedog Preferred Stock then outstanding.

Topco	Barinthus Bio	Clywedog
	distribution of non- cash assets of equivalent value, including shares or other securities in any company.	Before payment of any dividend, there may be set aside out of any funds of Clywedog available (i) for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, (ii) for equalizing dividends, (iii) for repairing or maintaining any property of Clywedog, or (iv) for such other purposes as the directors think conducive to the interest of Clywedog, and the directors may modify or abolish any such reserve in the manner in which it was created.
Repurchases and Redemptions
Pursuant to the DGCL, Topco may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that Topco may not: (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of Topco is impaired or when such purchase or redemption would cause any impairment of the capital of Topco, except that Topco may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced; (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of Topco; or (iii) redeem any of its shares
Under the UK Companies Act, Barinthus Bio may purchase its own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of the Barinthus Shareholders before the purchase takes place. Any authority will not be effective if any Barinthus Shareholder from whom Barinthus Bio proposed to purchase shares votes on the resolution and the resolution would not have been passed if they had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.
Barinthus Bio may issue shares which are to be redeemed or are to be liable to be redeemed at the option of Barinthus Bio or the holder. The Barinthus Board may determine the terms, conditions and manner of redemption of shares provided that it does so before the shares are allotted.
Pursuant to the DGCL, Clywedog may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, Clywedog may not: (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of Clywedog is impaired or when such purchase or redemption would cause any impairment of the capital of Clywedog, except that Clywedog may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of Clywedog reduced; (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of Clywedog; or (iii) redeem any of

Topco	Barinthus Bio	Clywedog

unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the Topco A&R Charter.
Generally, pursuant to the DGCL, Topco has a right to resell any of its shares theretofore purchased or redeemed and which have not been retired, for such consideration as shall be fixed by the Topco Board.

its shares unless their redemption is authorized by a subsection of the DGCL and then only in accordance with such section and the Clywedog Charter.
Generally, pursuant to the DGCL, Clywedog has a right to resell any of its shares theretofore purchased or redeemed and which have not been retired, for such consideration as shall be fixed by the Clywedog Board.

Stockholder Suits

Pursuant to the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must: (i) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and (ii) allege with particularity (a) the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors; or (b) the reasons for the plaintiff’s failure to obtain the action or for not making the effort. Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.
An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.
Under English law, generally, a company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the UK Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.
Pursuant to the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must: (i) state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and (ii) allege with particularity (a) the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors; or (b) the reasons for the plaintiff’s failure to obtain the action or for not making the effort. Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the court.
An individual may also maintain a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met.

Standard of Conduct of Directors
The DGCL does not contain specific provisions setting forth the standard of conduct of a director. The scope of the	Under English law, a director owes various statutory and fiduciary duties to the company, including:	The DGCL does not contain specific provisions setting forth the standard of conduct of a director. The scope of the

Topco	Barinthus Bio	Clywedog

fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director with no conflicting interest are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

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to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

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to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

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to act in accordance with the company’s constitution and only exercise his powers for the purposes for which they are conferred;

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to exercise independent judgment;

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to exercise reasonable care, skill, and diligence;

•
not to accept benefits from a third party conferred by reason of his or her being a director or doing, or not doing, anything as a director; and

•
to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director with no conflicting interest are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

SECURITY OWNERSHIP OF CERTAIN BARINTHUS BIO BENEFICIAL OWNERS
The following table and related footnotes set forth information with respect to the beneficial ownership of Barinthus Ordinary Shares, as of January 9, 2026, by:

•
each beneficial owner of 5% or more of the outstanding Barinthus Ordinary Shares;

•
each of Barinthus Bio’s named executive officers and directors; and

•
all of Barinthus Bio’s executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. In computing the number of Barinthus Ordinary Shares beneficially owned by a person and the percentage ownership of that person, Barinthus Ordinary Shares subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of January 9, 2026 are considered outstanding. These Barinthus Ordinary Shares, however, are not included in the computation of the percentage ownership of any other person. Applicable percentage ownership is based on 40,848,893 Barinthus Ordinary Shares outstanding as of January 9, 2026.
Except as otherwise indicated, all of the shares reflected in the table are Barinthus Ordinary Shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874.
	Barinthus Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders:
Oxford Science Enterprises plc(1)	8,797,770	21.5%
M&G Investment Management Limited(2)	5,197,349	12.7%
Frank Cawood(3)	3,384,513	8.3%
Named Executive Officers and Directors:
William Enright(4)	2,715,100	6.4%
Leon Hooftman(5)	111,721	*
Geoffrey Lynn(6)	838,798	2.0%
Robin Wright(7)	160,295	*
Alex Hammacher(8)	94,645	*
Pierre A. Morgon(9)	122,545	*
Anne M. Philips(10)	94,645	*
Karen T. Dawes(11)	93,345	*
Joseph C. F. Scheeren(12)	114,645	*
All Executive Officers and Directors as a Group (8 persons)(13)	3,506,941	8.2%

*
Represents beneficial ownership of less than one percent.

(1)
Based solely on a Schedule 13G filed with the SEC on February 11, 2022 by Oxford Science Enterprises plc. The business address for Oxford Science Enterprises plc is 46 Woodstock Road, Oxford, OX2 6HT, United Kingdom.

(2)
Based solely on a Schedule 13G filed with the SEC on September 30, 2024 by M&G Investment Management Limited (“MAGIM”). The Barinthus Ordinary Shares in the forms of Barinthus ADSs are legally owned by Luxembourg Specialist Investment Fund FCP-RAIF. Luxembourg Specialist Investment Fund FCP- RAIF is advised by MAGIM. The business address for MAGIM is 10 Fenchurch Avenue, London, EC3M 5AG, UK.

(3)
Based sole on a Schedule 13G filed with the SEC on February 11, 2025 by Frank W. Cawood. The business address for Frank W. Cawood is 600 Edgewater Drive, Unit 402, Dunedin, FL 34698.

(4)
Consists of (a) 728,454 Barinthus Ordinary Shares held by William J Enright TR UA Dated 03/04/2021 Enright Family 2021 Irrevocable Trust, (b) 514,923 Barinthus Ordinary Shares held by William Enright Revocable Trust, and (c) 1,471,723 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026. Mr. Enright is the trustee of the above referenced trusts and may be deemed to beneficially own these securities.

(5)
Consists of 111,721 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(6)
Consists of (a) 638,442 Barinthus Ordinary Shares held by Mr. Lynn, (b) 2,197 Barinthus Ordinary Shares held in an account owned by Mr. Lynn’s spouse, and (c) 198,159 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(7)
Consists of (a) 48,256 Barinthus Ordinary Shares held by Mr. Wright and (b) 112,039 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(8)
Consists of (a) 3,000 Barinthus Ordinary Shares held by Dr. Hammacher and (b) 91,645 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(9)
Consists of (a) 10,506 Barinthus Ordinary Shares held by Dr. Morgon and (b) 112,039 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(10)
Consists of (a) 3,000 Barinthus Ordinary Shares held Dr. Philips and (b) 91,645 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(11)
Consists of (a) 1,700 Barinthus Ordinary Shares held by Ms. Dawes and (b) 91,645 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(12)
Consists of (a) 23,000 Barinthus Ordinary Shares held by Dr. Scheeren and (b) 91,645 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

(13)
Consists of (a) 1,332,839 Barinthus Ordinary Shares and (b) 2,174,102 Barinthus Ordinary Shares underlying options exercisable within 60 days of January 9, 2026.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single notice or proxy statement addressed to those security holders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for security holders and cost savings for companies.
Several brokers and banks with accountholders who are Barinthus Shareholders will be “householding” Barinthus Bio’s proxy materials. As indicated in the notices provided by these brokers to Barinthus Shareholders, a single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in “householding” and you prefer to receive a separate proxy statement, if you are a Barinthus Shareholder, please notify your broker or Barinthus Bio’s proxy solicitor, MacKenzie Partners, toll-free at 1-800-322-2885. Barinthus Shareholders who currently receive multiple copies of this proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker or nominee.
FUTURE STOCKHOLDER PROPOSALS
Barinthus Bio
Barinthus Bio held its 2025 Annual Meeting of Shareholders on June 10, 2025. Barinthus Bio will hold an annual meeting in 2026 only if the Combinations are not completed before the Closing Date.
Clywedog
Clywedog is currently a private company and, as a result, is not required to comply with the SEC’s regulations related to the submission of stockholder proposals.
Topco
Assuming consummation of the Combinations, Topco stockholders will be entitled to present proposals for consideration at forthcoming Topco stockholder meetings, provided that they comply with the proxy rules promulgated by the SEC and the Topco A&R Charter. The deadline for submission of all Topco stockholder proposals to be considered for inclusion in Topco’s proxy statement for its next annual meeting will be disclosed in a subsequent filing with the SEC.
DISSENTERS’ OR APPRAISAL RIGHTS
Barinthus Bio
As shareholders in a UK public limited company, Barinthus Shareholders do not have appraisal rights similar to the statutory rights under the DGCL that enable shareholders who object to certain extraordinary transactions to demand that the corporation pay such shareholders the fair value of their shares instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Clywedog
Holders of Clywedog Shares may be entitled to exercise dissenters’ or appraisal rights under Delaware law. However, holders of all of the Clywedog Shares and SAFEs, which will fully convert into shares of Clywedog Common Stock immediately prior to the Merger Effective Time, have waived the right to exercise appraisal and dissenter rights in connection with respect to the Combinations under the Clywedog Voting Agreements.

LEGAL MATTERS
The legality of the shares of Topco Common Stock issuable in the Combinations will be passed upon for Topco by Snell & Wilmer, L.L.P.
EXPERTS
Barinthus Bio
The consolidated financial statements of Barinthus Biotherapeutics plc as of December 31, 2023 and December 31, 2024 and for each of the two years in the period ended December 31, 2024 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Clywedog
The consolidated financial statements of Clywedog as of December 31, 2024 and December 31, 2023, and for each of the two years in the period ended December 31, 2024, included in this information statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
Barinthus Bio files annual, quarterly and current reports, proxy statements and other information with the SEC. Barinthus Bio’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Barinthus ADSs are listed on Nasdaq under the symbol “BRNS” and the reports and other information filed by Barinthus Bio with the SEC are also available at Barinthus Bio’s website (www.barinthusbio.com). The web addresses of the SEC and Barinthus Bio have been included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
Topco has filed with the SEC a registration statement on Form S-4 to register the shares of Topco Common Stock to be issued in the Combinations. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Topco, in addition to being a proxy statement of Barinthus Bio for the Barinthus Shareholder Meetings. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the annexes to the registration statement.
You can obtain any of these documents from the SEC, through the SEC’s website at the address described above. You may also request copies of this proxy statement/prospectus and documents from Barinthus Bio, without charge, by written or telephonic request directed to Barinthus Biotherapeutics plc, 20400 Century Boulevard, Suite 210, Germantown, MD 20874, Attention: Corporate Secretary, or (443) 917-0966, or MacKenzie Partners, Barinthus Bio’s proxy solicitor, by e-mailing proxy@mackenziepartners.com or calling toll-free at +1 (800) 322-2885, between 9:00 a.m. and 5:30 p.m. (London Time).

INDEX TO FINANCIAL STATEMENTS
Barinthus Biotherapeutics plc
Barinthus Biotherapeutics plc Audited Financial Statements, Years Ended December 31, 2024 and 2023
Clywedog Therapeutics, Inc.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Barinthus Biotherapeutics plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Barinthus Biotherapeutics plc and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of stockholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
March 20, 2025
We have served as the Company’s auditor since 2022.

BARINTHUS BIOTHERAPEUTICS PLC
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)
	As of December 31, 2024	As of December 31, 2023
ASSETS
Cash and cash equivalents	$110,662	$142,090
Restricted cash	1,738	—
Research and development incentives receivable	7,139	4,908
Prepaid expenses and other current assets	6,203	9,907
Total current assets	125,742	156,905
Goodwill	—	12,209
Property and equipment, net	7,373	11,821
Intangible assets, net	21,947	25,108
Right of use assets, net	4,384	7,581
Other assets	881	882
Total assets	$160,327	$214,506
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,474	$1,601
Accrued expenses and other current liabilities	9,525	9,212
Deferred income	1,738	—
Operating lease liability – current	1,920	1,785
Total current liabilities	15,657	12,598
Non-current liabilities:
Operating lease liability – non-current	10,087	11,191
Contingent consideration	2,650	1,823
Other non-current liabilities	1,360	1,325
Deferred tax liability, net	438	574
Total liabilities	$30,192	$27,511
Commitments and contingencies (Note 17)
Stockholders’ equity:
Ordinary shares, £0.000025 nominal value; 40,234,663 shares authorized, issued and outstanding (December 31, 2023: authorized, issued and outstanding: 38,643,540)	1	1
Deferred A shares, £1 nominal value; 63,443 shares authorized, issued and outstanding (December 31, 2023: authorized, issued and outstanding: 63,443)	86	86
Additional paid-in capital	393,474	386,602
Accumulated deficit	(237,664)	(176,590)
Accumulated other comprehensive loss – foreign currency translation adjustments	(25,868)	(23,315)
Total stockholders’ equity attributable to Barinthus Biotherapeutics plc shareholders	130,029	186,784
Noncontrolling interest	106	211
Total stockholders’ equity	$130,135	$186,995
Total liabilities and stockholders’ equity	$160,327	$214,506
The accompanying notes are an integral part of these consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)
	Year Ended
	December 31, 2024	December 31, 2023
License revenue(1)	$14,969	$802
Total revenue	14,969	802
Operating expenses
Research and development	42,236	44,874
General and administrative	29,670	39,842
Goodwill impairment	12,209	—
Total operating expenses	84,115	84,716
Other operating income	1,176	—
Loss from operations	(67,970)	(83,914)
Other income/(expense):
Interest income	2,678	2,877
Interest expense	(53)	(28)
Research and development incentives	3,983	3,461
Other income	135	1,082
Total other income, net	6,743	7,392
Loss before income tax	(61,227)	(76,522)
Tax benefit	44	3,075
Net loss	(61,183)	(73,447)
Net loss attributable to noncontrolling interest	109	100
Net loss attributable to Barinthus Biotherapeutics plc shareholders	(61,074)	(73,347)
Weighted-average ordinary shares outstanding, basic	39,348,240	38,386,491
Weighted-average ordinary shares outstanding, diluted	39,348,240	38,386,491
Net loss per share attributable to ordinary shareholders, basic	$(1.55)	$(1.91)
Net loss per share attributable to ordinary shareholders, diluted	$(1.55)	$(1.91)
Net loss	$(61,183)	$(73,447)
Other comprehensive (loss)/gain – foreign currency translation adjustments	(2,549)	10,151
Comprehensive loss	(63,732)	(63,296)
Comprehensive loss attributable to noncontrolling interest	105	94
Comprehensive loss attributable to Barinthus Biotherapeutics plc shareholders	$(63,627)	$(63,202)

(1)
All license revenue is from related parties and is generated in the United Kingdom for the years ended December 31, 2024 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
	Year ended December 31, 2024
	Ordinary Shares		Deferred A Shares		Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total stockholders’ equity attributable to Barinthus Biotherapeutics plc stockholders	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2024	38,643,540	$1	63,443	$86	$386,602	$(176,590)	$(23,315)	$186,784	$211	$186,995
Share based compensation	—	—	—	—	4,709	—	—	4,709	—	4,709
Issue of ordinary shares, net of issuance costs	1,591,123	0(1)	—	—	2,163	—	—	2,163	—	2,163
Foreign currency translation adjustments	—	—	—	—	—	—	(2,553)	(2,553)	4	(2,549)
Net loss	—	—	—	—	—	(61,074)	—	(61,074)	(109)	(61,183)
Balance, December 31, 2024	40,234,663	$1	63,443	$86	$393,474	$(237,664)	$(25,868)	$130,029	$106	$130,135
	Year ended December 31, 2023
	Ordinary Shares		Deferred A Shares		Deferred B Shares		Deferred C Shares		Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total stockholders’ equity attributable to Barinthus Biotherapeutics plc stockholders	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2023	37,683,531	$1	63,443	$86	570,987	$8	27,828,231	0(1)	$379,504	$(103,243)	$(33,460)	$242,896	$305	$243,201
Share based compensation	—	—	—	—	—	—	—	—	5,055	—	—	5,055	—	5,055
Issue of ordinary shares, net of issuance costs	960,009	0(1)	—	—	—	—	—	—	2035	—	—	2035	—	2035
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	10,145	10,145	6	10,151
Cancellation of deferred shares	—	—	—	—	(570,987)	(8)	(27,828,231)	(0)(1)	8	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(73,347)	—	(73,347)	(100)	(73,447)
Balance, December 31, 2023	38,643,540	$1	63,443	$86	—	$—	—	$—	$386,602	$(176,590)	$(23,315)	$186,784	$211	$186,995

(1)
Indicates amount less than one thousand

The accompanying notes are an integral part of these consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
	December 31, 2024	December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(61,183)	$(73,447)
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Share based compensation	4,709	5,055
Impairment of long-lived assets	5,260	—
Impairment of goodwill	12,209	—
Depreciation and amortization	5,800	5,429
Non-cash lease expenses	1,443	1,328
Unrealized foreign exchange (gain)/loss	(649)	7,531
Change in contingent consideration	866	55
Non-cash interest expense	48	28
Deferred tax benefit	(44)	(3,075)
Changes in operating assets and liabilities:
Accounts receivable (including related parties)	—	5,800
Prepaid expenses and other current assets	3,643	2,200
Research and development incentives receivable	(2,345)	(127)
Accounts payable	898	(3,378)
Accrued expenses and other current liabilities	456	1,993
Deferred income	1,738	—
Operating lease liabilities	(1,789)	(445)
Other assets	—	128
Net cash used in operating activities	$(28,940)	$(50,925)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(892)	(5,413)
Net cash used in investing activities	$(892)	$(5,413)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issue of shares from the exercise of stock options	0(1)	0(1)
Proceeds from issue of ordinary shares, net of issuance costs	2,163	2,035
Payment of contingent consideration	—	(163)
Net cash provided by financing activities	$2,163	$1,872
Effect of exchange rates on cash, cash equivalents and restricted cash	(2,021)	2,171
Net decrease in cash, cash equivalents and restricted cash	(29,690)	(52,295)
Cash, cash equivalents and restricted cash, beginning of the period	142,090	194,385
Cash, cash equivalents and restricted cash, end of the period	$112,400	$142,090
Supplemental cash flow disclosures:
Non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued liabilities	$—	$87
Asset retirement obligation	$—	$287
Changes to right-of-use asset resulting from lease reassessment event	$—	$88

(1)
Indicates amount less than one thousand

The accompanying notes are an integral part of these consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   Nature of Business and Basis of Presentation
Nature of business
Barinthus Biotherapeutics plc is a public limited company incorporated pursuant to the laws of England and Wales in March 2021. Barinthus Biotherapeutics plc and its direct and indirect subsidiaries, Barinthus Biotherapeutics (U.K.) Limited, Barinthus Biotherapeutics Pty Limited, Vaccitech Oncology Limited (“VOLT”), Barinthus Biotherapeutics North America, Inc., Barinthus Biotherapeutics Switzerland GmbH and Barinthus Biotherapeutics S.R.L. (Barinthus Biotherapeutics S.R.L. was liquidated as at January 16, 2025) are collectively referred to as the “Company” or “Barinthus Bio”. The Company is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating auto-immune and inflammatory diseases within the immunology and inflammation (“I&I”) space. The Company is also evaluating two product candidates to treat infectious diseases and cancer that harness our proprietary viral vector platform technologies, consisting of ChAdOx and MVA, which are designed to increase disease-specific CD8+ T cells. The Company is headquartered in Harwell, Oxfordshire, United Kingdom.
The Company operates in an environment of rapid technological change and substantial competition from pharmaceutical and biotechnology companies. The Company is subject to risks common to companies in the biopharmaceutical industry in a similar stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of any of its products that are approved, and protection of proprietary technology. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales. If the Company does not successfully commercialize any of its products or mitigate any of these other risks, it will be unable to generate revenue or achieve profitability.
Basis of presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission for annual financial reporting. The Company’s reporting currency is the U.S. dollar.
As of December 31, 2024, the Company had cash, cash equivalents and restricted cash of $112.4 million and an accumulated deficit of $237.7 million and the Company expects to incur losses for the foreseeable future. The Company expects that its cash, cash equivalents and restricted cash will be sufficient to fund current operations for at least the next twelve months from the issuance of the consolidated financial statements. The Company expects to seek additional funding through equity financing, government or private-party grants, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or rights of the Company’s stockholders. If the Company is unable to obtain sufficient capital, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.
Guarantees and indemnifications
As permitted under the laws of England and Wales, the Company indemnifies its officers, directors, consultants and employees for certain events or occurrences that happen by reason of the relationship with, or position held at, the Company. Through the years ended December 31, 2024 and 2023, the Company had not experienced any losses related to these indemnification obligations, and no claims were outstanding. The Company does not expect significant claims related to these indemnification obligations and, consequently, concluded that the fair value of these obligations is negligible, and no related reserves were established.
2.   Summary of Significant Accounting Policies
Principles of consolidation
The accompanying consolidated financial statements include the accounts of Barinthus Biotherapeutics plc and those entities in which it has a controlling interest. Intercompany amounts are eliminated on consolidation. Amounts attributable to the noncontrolling interest are presented as a separate element of equity in the accompanying consolidated financial statements.
Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue, income and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis, including those related to fair value of contingent consideration and fair value models used in the impairment assessments of goodwill, intangible assets, operating lease right-of-use asset and property and equipment. The Company’s actual results may differ from these estimates under different assumptions or conditions.
As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the Company’s financial statements.
Comprehensive loss
Comprehensive loss for all periods presented is comprised primarily of net loss and other comprehensive loss, which solely relates to foreign currency translation adjustments.
Foreign currency translation
The Company’s reporting currency is the United States dollar. The functional currency of the parent and each subsidiary is the currency of the country and economic environment in which it is located. Assets and liabilities of each legal entity denominated or measured in a currency other than British Pounds are first translated into British pounds and consolidated. The consolidated balances are then converted into United States dollars at period-end exchange rates. Revenues and expenses are translated into British pounds, then

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
into U.S. dollars at average exchange rates for each reporting period. Translation adjustments are reflected as accumulated other comprehensive loss within stockholders’ equity. Gains and losses on foreign currency transactions are included in the consolidated statements of operations and comprehensive loss in general and administrative expenses. The aggregate net foreign exchange gain or loss included in determining net loss was a gain of $2.4 million and loss of $7.6 million for the years ended December 31, 2024 and 2023, respectively.
Noncontrolling interest
In 2018, Barinthus Biotherapeutics plc established VOLT with a related party. As of December 31, 2021, Barinthus Biotherapeutics plc had contributed cash and intellectual property with an aggregate value of $11.9 million for a 76% controlling interest. The related party had contributed cash and intellectual property with an aggregate value of $3.8 million for a 24% noncontrolling interest. There were no further contributions in subsequent financial years. The contributed intellectual properties were initially recorded at investment date fair value by VOLT and immediately expensed as research and development costs. The Company accounts for the noncontrolling interest in the accompanying consolidated financial statements initially at fair value with the subsequent carrying value adjusted for the noncontrolling share of VOLT’s comprehensive loss.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with remaining maturities of three months or less on the purchase date to be cash and cash equivalents. Cash and cash equivalents include bank demand deposits and money market funds that are actively traded (a Level 1 input). As of December 31, 2024, and 2023 there were no cash equivalents.
Revenue
The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.
The Company has entered into collaboration and license agreements, which are within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, to discover, develop, manufacture and commercialize product candidates. The terms of these agreements typically contain multiple promises or obligations, which may include licenses, or options to obtain licenses, to product candidates or future product candidates.
Amounts received prior to revenue recognition are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified as current portion of deferred revenue in the accompanying consolidated balance sheets. Amounts recognized as revenue, but not yet received are generally recognized as accounts receivable or contract assets.
License revenue
The Company’s arrangements may provide the collaboration partner with the right to select a target for licensing either at the inception of the arrangement or in the future. Under these arrangements, fees may be due to the Company (i) at the inception of the arrangement as an upfront fee or payment, (ii) upon the exercise of an option to acquire a license or (iii) upon extending the selection period as an extension fee or payment. If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services at their standalone selling prices, the goods and services underlying the customer options are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. The Company evaluates the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the inception of the arrangement. The Company allocates the transaction price to material rights based

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
on the relative standalone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised or expires.
For arrangements that include sales-based milestones and royalties, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). This could require management to estimate the amount of revenue to recognize in the period if the actual data for the period has not been provided.
Research and development services
The promises under the Company’s collaboration and license agreements generally include research and development services to be performed by the Company on behalf of the collaboration partner. For performance obligations that include research and development services, the Company recognizes revenue allocated to such performance obligations based on an appropriate measure of progress. The Company utilizes judgment to determine the appropriate method of measuring progress for the purposes of recognizing revenue, which may include an input measure such as costs incurred during the reporting period or ratably over the service period. Reimbursements from the partner are evaluated as to whether the Company acts as a principal or an agent in such relationships. The Company evaluates whether control over the underlying goods or services were obtained prior to transferring these goods or services to the collaboration partner. Where the Company does not control the goods or services prior to transferring these goods or services to the collaboration partner, such reimbursements are presented net of costs. At the inception of each arrangement that includes development milestone payments in respect of development efforts, the Company evaluates whether the development milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated development milestone value is included in the transaction price. Development milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular development milestone in making this assessment. There is judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each reporting period, the Company reevaluates the probability of achievement of all development milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. If a milestone or other variable consideration relates specifically to the Company’s efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Company generally allocates the milestone amount entirely to that performance obligation once it is probable that a significant revenue reversal would not occur. To date, the Company has not recognized any development milestone revenue resulting from any of its arrangements.
Other Operating Income
Other operating income includes grant income from the CEPI Funding Agreement pursuant to which CEPI will provide funding to us to advance the development of VTP-500, our vaccine candidate against MERS. When there is reasonable assurance that we will comply with the conditions attached to a received grant, and when there is reasonable assurance that the grant will be received, grant income is recognized as other operating income on a gross basis in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which we recognize expenses for the related costs for which the grants are intended to compensate. Payments received in advance of incurring reimbursable expenses are recorded as deferred income. Any remaining unused amounts of the cash payments received will be disclosed as restricted cash in the consolidated balance sheets.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Concentrations of credit risk
Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Periodically, the Company maintains deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses in these deposits. The Company’s standard payment terms are typically 30 days.
The Company recognizes revenue earned in connection with the license and services provided to customers. The Company provides credit to licensees in the normal course of providing such services based on evaluations of their financial condition and generally does not require collateral. To manage accounts receivable credit risk, the Company monitors the creditworthiness of its licensees. Historically, the Company has not experienced any credit losses related to accounts receivable and does not maintain allowances for uncollectible amounts.
Licensees that represented 10% or more of the Company’s revenue are presented below:
Revenue	Country	Year ended December 31, 2024	Year ended December 31, 2023
Oxford University Innovation	U.K.	100%	100%
Allowance for credit losses
The Company evaluates its cash equivalents and accounts receivable for expected credit losses. Expected credit losses represent the portion of the amortized cost basis of a financial asset that an entity does not expect to collect. An allowance for expected credit losses is meant to reflect a risk of loss even if remote, irrespective of the expectation of collection from a particular issuer or debt security. The Company has not historically experienced any credit losses on any of its financial assets. With respect to cash equivalents and accounts receivable, given consideration of their short maturity, historical losses and the current market environment, the Company concluded there are no expected credit losses for these financial assets.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses. Expenditures for maintenance and repairs are charged to operating expenses as incurred, whereas major betterments are capitalized as additions to property and equipment. Impairment losses are recorded within general and administrative expenses. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:
Asset Category	Estimated Useful Life
Office furniture and equipment	3 years
Laboratory equipment	4 years
Leasehold improvements	Lesser of lease term or estimated useful lives
Intangible assets acquired through business combinations
Intangible assets consist of acquired developed technology. Intangible assets are stated at cost less accumulated amortization and impairment losses. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets, which is 10 years.
Impairment of long-lived assets
The Company reviews long-lived assets to be held and used, including property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. Evaluation of recoverability is first based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. In the event such cash flows are not expected to be sufficient to recover the carrying amount of the asset or asset group, the assets are written down to their estimated fair values. There were impairments recorded during the year ended December 31, 2024 (December 31 2023: nil).
Goodwill
Goodwill represents the excess of cost over the fair value of the net tangible and intangible assets of businesses acquired in a business combination. Goodwill is not amortized but rather is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company has elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis of determining whether it is necessary to perform the quantitative goodwill impairment test. If the Company determines that it is more likely than not that its fair value is less than its carrying amount, then the quantitative goodwill impairment test will be performed. The quantitative goodwill impairment test identifies and measures the amount of goodwill impairment loss, if any, to be recognized by comparing the fair value of a reporting unit with its carrying amount. If the fair value exceeds the carrying amount, no further analysis is required; otherwise, if the fair value is less than the carrying amount, the difference is recognized as a goodwill impairment loss not to exceed the carrying amount of the goodwill. For the year ended December 31, 2024 an impairment charge of $12.2 million was recorded (December 31, 2023: nil).
Financial instruments
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, certain accrued expenses and contingent consideration. The carrying amounts of cash, cash equivalents, accounts receivable, security deposits, accounts payable and accrued expenses approximate their fair value due to the short-term nature of those financial instruments.
Fair value measurements
The Company follows the guidance in ASC 820, Fair Value Measurements and Disclosures, which defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may change for many instruments. This condition could cause an instrument to be reclassified within levels in the fair value hierarchy. There were no transfers within the fair value hierarchy during the years ended December 31, 2024 and 2023.
The Company recognizes a contingent consideration liability related to the acquisition of Avidea Technologies, Inc. The liability is remeasured to fair value at each reporting date until the contingency is resolved. The fair value of the contingent consideration is a Level 3 valuation determined using significant unobservable inputs being the probability of success of achievement of the milestones and the expected date of the milestone achievement. Changes in fair value are recognized in general and administrative expenses in the consolidated statements of operations and comprehensive loss.
Leases
Leases are accounted for under ASC 842, Leases (“ASC 842”) resulting in the recognition of lease liabilities and right-of-use assets. The Company only has operating leases. The Company has elected the practical expedient allowed under ASC 842 to account for each lease component (e.g., the right to use office space) and the associated non-lease components (e.g., maintenance services) as a single lease component. The Company also elected the short-term lease accounting policy for all asset classes; therefore, the Company is not recognizing a lease liability or right-of-use asset for any lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.
Variable lease payments such as the Company’s share of real estate taxes, utilities, and common area maintenance, are reported as non-lease operating expenses.
Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company’s leases typically do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
Right-of-use assets also include the effect of any lease payments made and exclude lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized as part of total operating expenses on a straight-line basis over the lease term. The difference between the value of the right of use asset and lease liability is due to the reclassification of prepaid rent and unamortized lease incentives.
Research and development
Research and development costs are expensed as incurred on an accrual basis. Research and development costs include payroll and personnel expense (including share-based compensation), consulting costs, external contract research and development expenses, raw materials, drug product manufacturing costs, and allocated overheads including depreciation and amortization, facility costs, and utilities. Research and development costs that are paid in advance of performance are capitalized as a prepaid expense and amortized over the service period as the services are provided.
Clinical trial costs
Clinical trial costs are a component of research and development expenses. The Company accrues and expenses clinical trial activities performed by third parties based on an evaluation of the progress to

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
completion of specific tasks using data such as patient enrollment, clinical site activation, and other information provided to the Company by its vendors.
Patent and licensing costs
Patent and licensing costs are expensed as incurred because their is uncertainty as to any future economic benefits arising from these costs.
Ordinary shares
Ordinary shares are classified in stockholders’ equity and represent issued share capital.
Additional paid-in capital
Additional paid-in capital is classified in stockholders’ equity and represents the share premium account, where the difference between the price paid per share and the nominal value is recognized. The equity element of share based compensation is also recognized in additional paid in capital.
Share based compensation
The Company grants options over ordinary shares and restricted shares units to employees or non-executive directors and accounts for share based compensation using the grant date fair value. Share based compensation awards are classified in the accompanying statements of operations and comprehensive loss based on the function to which the related services are provided. For service-based awards, compensation expense is generally recognized over the requisite service period of the awards, usually the vesting period. The Company applies the “multiple option” method of allocating expense. In applying this method, each vesting tranche of an award is treated as a separate grant and recognized on a straight-line basis over that tranche’s vesting period. For performance-based awards where the vesting of the awards may be accelerated upon the achievement of certain milestones, vesting and the related share-based compensation is recognized as an expense when it is probable the milestone will be met. Assumptions used in the option pricing model include the following:
Expected volatility.   Previously there was insufficient trading history for the Company’s ordinary shares, therefore the expected price volatility for the Company’s ordinary shares was estimated using the average historical volatility of industry peers’ shares as of the grant date of the Company’s options over a period of history commensurate with the expected life of the options. When selecting industry peers used in measuring implied volatility, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company applied this process consistently using the same or similar public companies until 2023. For options granted in 2023 and 2024, the Company determined that there is sufficient historical information on volatility of its share price available and the expected volatility used in the fair value calculation of new option grants is calculated based on a blended volatility of both historical volatility of the Company’s share price and the average historical volatility of industry peers’ shares.
Expected term.   The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The “simplified” method was determined to be appropriate as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.
Risk-free interest rate.   The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Expected dividend.   Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.
The Company has elected to recognize the effect of forfeitures on share-based compensation when they occur. Any differences in compensation recognized at the time of forfeiture are recorded as a cumulative adjustment in the period where the forfeiture occurs.
When awards are modified, the Company compares the fair value of the affected award measured immediately prior to modification to its value after modification. To the extent that the fair value of the modified award exceeds the original award, the incremental fair value of the modified award is recognized as compensation on the date of modification for vested awards, and over the remaining vesting period for unvested awards.
Income taxes
The financial statements reflect provisions for income taxes in the United Kingdom and foreign jurisdictions. Deferred tax assets and liabilities represent future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and for loss carryforwards using enacted tax rates expected to be in effect in the years in which the differences reverse. A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company determines whether it is more likely than not that a tax position will be sustained upon examination. If it is not more likely than not that a position will be sustained, none of the benefit attributable to the position is recognized. The tax benefit to be recognized for any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. To date, the Company has not incurred interest and penalties related to uncertain tax positions nor has it recorded any unrecognized tax benefits.
Research and development incentives
In the United Kingdom, the Company had previously been entitled to a research and development tax credit regime, being the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to us by third parties, the Research and Development Expenditure Credit program, or RDEC Program. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs, externally provided workers and utilities costs incurred as part of research projects. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims. From March 2023, under the SME program, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 18.6% of such qualifying research and development expenditure, as the SME additional deduction is 86% and the SME credit rate is 10%, unless the SME qualifies as an R&D intensive business; that is, R&D expenditure constitutes at least 40% (from April 1, 2023) or 30% (from accounting periods starting on or after April 1, 2024) of total expenditure. From the analysis performed, the Company has not and do not currently expect to claim under the loss-making R&D Intensive Scheme for SMEs primarily due to the proportion of total relevant expenditure occurring outside the United Kingdom. If the Company incurs tax losses, the Company is entitled to surrender the lesser of unrelieved tax loss sustained and the tax relief. As the realization of the tax relief does not depend on our generation of future taxable income or the Company’s ongoing tax status or tax position, the Company does not consider the tax relief as an element of income tax accounting under ASC 740, Income taxes and records the tax relief as a form of government grant or assistance. For the years ended December 31, 2024 and 2023, the Company recognized research and development incentives of $4.0 million and $3.5 million respectively.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net loss per share
Basic net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the reporting period without consideration for potentially dilutive securities. Net loss attributable to ordinary shareholders is computed as if all net loss for the period had been distributed. During periods in which the Company incurred a net loss, the Company allocates no net loss to participating securities because they do not have a contractual obligation to share in the net loss of the Company.
The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary equivalents, including stock options outstanding during the period, except where the effect of such non-participating securities would be antidilutive.
Diluted net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares and dilutive ordinary share equivalents outstanding for the period, determined using the treasury-stock and if-converted methods.
Contingent liabilities
A provision for contingent liabilities is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The Company is a party to certain litigation and disputes arising in the normal course of business. As of December 31, 2024, the Company does not expect that such matters will have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different applications dates for public and nonpublic companies, the Company can adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.
Recently Issued Accounting Pronouncements
The Company has reviewed all recently issued standards and have determined that such standards do not or will not have a material impact on our consolidated financial statements or do not otherwise apply to our current operations.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures. The amendments require incremental disclosures related to a public entity’s reportable segments but does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. The most significant change required by the ASU is for a public entity to disclose its significant segment expense categories and amounts for each reportable segment. The Company adopted this standard for the year ended December 31, 2024 on a retrospective basis and the adoption did not have a material impact on its consolidated financial statements and related disclosures as this information was already publicly disclosed.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregation of specific

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. This standard is effective for annual reporting periods beginning after December 15, 2026, and requires prospective application with the option to apply it retrospectively. We are currently evaluating the impact of adopting this standard to determine its impact on our disclosures.
3.   Segment information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The CODM approves key operating and strategic decisions, including key decisions in clinical development and clinical operating activities, entering into significant contracts and approves the Company’s consolidated operating budget. The Company views its operations and manages its business as one operating segment, the research and development of immunotherapies and vaccines. The chief operating decision maker uses loss before income tax to monitor budget versus actual results and decide how to use the Company’s resources. As the Company operates in one operating segment, all required financial segment information can be found in these consolidated financial statements. The following table is a summary of our significant segment expenses:
	Year ended December 31, 2024	Year ended December 31, 2023
Direct research and development expenses:
VTP-1000 Celiac(1)	$5,486	$8,420
VTP-300 HBV	10,474	11,276
VTP-850 Prostate cancer	1,429	2,726
VTP-200 HPV	2,009	4,950
VTP-600 NSCLC(2)	473	597
VTP-500 MERS(3)	610	—
Other and earlier stage programs(4)	3,228	1,787
Total direct research and development expenses	$23,709	$29,756
Indirect research and development expenses:
Personnel-related (including share-based compensation)	15,867	12,702
Facility related	1,249	1,339
Other indirect costs	1,411	1,077
Total indirect research and development expenses	18,527	15,118
Total research and development expenses	$42,236	$44,874

(1)
Research and development expenses related to VTP-1100 HPV Cancer were presented together with VTP-1000 Celiac in the prior period comparative, because our SNAP product candidates were both preclinical. Expenses related to VTP-1100 HPV Cancer are now included in “Other and earlier stage programs,” because we are deferring the planned IND application for VTP-1100 in HPV cancer and we have initiated the clinical trial for VTP-1000 Celiac.

(2)
The VTP-600 NSCLC/ESCC Phase 1/2a trial is sponsored by Cancer Research U.K.

(3)
The development of VTP-500 is funded pursuant to an agreement with the Coalition for Epidemic Preparedness Innovations (CEPI).

(4)
This includes $0.9 million of personnel-related indirect expenses relating to time spent progressing the VTP-500 MERS program, which is funded by CEPI.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company operates in two geographic regions: the U.S. and the U.K. The following table summarizes the Company’s long-lived assets, which include the Company’s intangible assets, property and equipment, net and right-of-use assets by geography:
	Year ended December 31, 2024	Year ended December 31, 2023
United States	$28,907	$32,805
United Kingdom	4,797	11,705
	$33,704	$44,510
4.   Foreign Currency Translation in General and Administrative Expenses
The aggregate, net foreign exchange gain or loss recognized in general and administrative expenses for the year ended December 31, 2024, and 2023, was a gain of $2.4 million and a loss of $7.6 million, respectively.
5.   Net Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2024 and 2023 (in thousands, except number of shares and per share amounts):
	Year Ended December 31,
	December 31, 2024	December 31, 2023
Numerator:
Net loss	$(61,183)	$(73,447)
Net loss attributable to noncontrolling interest	109	100
Net loss attributable to Barinthus Biotherapeutics plc shareholders	$(61,074)	$(73,347)
Denominator:
Weighted-average ordinary shares outstanding, basic	39,348,240	38,386,491
Weighted-average ordinary shares outstanding, diluted	39,348,240	38,386,491
Net loss per share attributable to ordinary shareholders, basic	$(1.55)	$(1.91)
Net loss per share attributable to ordinary shareholders, diluted	$(1.55)	$(1.91)
Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share, as the inclusion of all potential ordinary share equivalents outstanding would have been anti-dilutive. For the year ended December 31, 2024, 7,285,275 (December 31, 2023: 6,207,664) potential ordinary shares issuable for stock options were excluded from the computation of diluted weighted-average shares outstanding because including them would have had an anti-dilutive effect.
6.   Property and Equipment, Net
Property and equipment, net consists of the following (in thousands):
	December 31, 2024	December 31, 2023
Office furniture and equipment	$1,333	$1,108
Laboratory equipment	6,178	5,728
Leasehold improvements	9,282	8,673

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2024	December 31, 2023
Property and equipment, at cost	16,793	15,509
Less: accumulated depreciation and impairment charges	(9,420)	(3,688)
Property and equipment, net	$7,373	$11,821

Depreciation expense for the year ended December 31, 2024 was $2.6 million (December 31, 2023: $2.3 million).
The Company identified circumstances that could indicate that the carrying amount of the property and equipment located in the U.K. and the U.K. operating lease right-of-use asset may not be recoverable as of December 31, 2024, as it was more likely than not that the Company would cease the operating activities undertaken in the laboratory and office space in Harwell, Oxfordshire in 2025, significantly before the end of the previously estimated useful lives. The Company performed an impairment assessment of the property and equipment within the U.K. asset group using the income approach as of December 31, 2024 and recorded an impairment charge within general and administrative expenses of $2.7 million to write down assets to their estimated recoverable amount. The impairment charge is subject to a number of assumptions and actual results may differ. The Company will continue to refine these assumptions as additional information becomes available. The significant assumptions used in determining the estimated fair value of the property and equipment located in the U.K. are which assets that will be either sold, disposed of or transferred and, if relevant, the price that will be achieved upon a successful sales transaction. Significant changes in these inputs could have a material effect on the fair value measurement. See Note 17 Commitments and Contingencies for details of the impairment assessment performed over the U.K. operating lease right-of-use asset, which is part of the U.K. asset group.
7.   Intangible Assets, Net
The gross amount of amortizable intangible assets, consisting of acquired developed technology, was $31.6 million at both December 31, 2024 and 2023 and accumulated amortization was $9.7 million and $6.5 million as of December 31, 2024 and 2023, respectively. The amortization expense for the year ended December 31, 2024 was $3.2 million (December 31, 2023: $3.2 million). The estimated annual amortization expense is $3.2 million for the years 2025 through to 2031.
The Company reviews long-lived assets to be held and used, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets or asset group may not be recoverable. The Company has identified circumstances that could indicate that the carrying amount of the Company’s intangible assets may not be recoverable, being a sustained decline in the price of the Company’s ADSs, whereby the market capitalization continues to be below the value of the net assets of the Company, and during 2024, the strategic expected use of the SNAP platform shifted from being a complementary platform to the viral vector platform to being solely used in the development of novel immunotherapeutic candidates for treating autoimmune and inflammatory diseases, and being called SNAP-TI (Tolerance Immunotherapy). Therefore, the Company performed a quantitative impairment assessment using the income approach as of December 31, 2024, and determined that the carrying amount of the Company’s intangible assets are recoverable, hence no impairment loss related to long-lived assets has been recognized.
8.   Goodwill
The carrying amount of goodwill was nil at December 31, 2024 (December 31, 2023: $12.2 million). The Company has performed the annual impairment assessment and identified qualitative indicators of impairment, most notably the share price drop in November 2024, including the lack of recovery thereof, and the strategic considerations to partner VTP-300 for future clinical development. Therefore, the Company performed a qualitative impairment assessment and determined that it was more likely than not that the

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
fair value of the reporting unit is less than its carrying amount. The reporting unit comprises the net assets of the Company. The Company then performed a quantitative impairment assessment using the income approach to determine the fair value of the reporting unit, including the net present value of clinical stage assets and overhead costs. Based on the quantitative assessment, the Company determined that the fair value of the reporting unit is less than its carrying amount as of December 31, 2024, and, as a result, recognized a goodwill impairment charge of $12.2 million.
	2024	2023
Balance as of January 1,
Goodwill	$12,209	$12,209
Accumulated impairment charges	—	—
Goodwill impairment	(12,209)	—
Balance as of December 31,
Goodwill	—	12,209
Accumulated impairment charges	(12,209)	—
9.   Prepaid and Other Current Assets
Prepaid and other current assets consist of the following (in thousands):
	December 31, 2024	December 31, 2023
Prepayments and accrued income	$5,859	$5,402
Value Added Tax receivable	—	3,031
Other	344	1,474
Total	$6,203	$9,907
10.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of the following (in thousands):
	December 31, 2024	December 31, 2023
Accrued manufacturing and clinical expenses	$3,326	$4,003
Value Added Tax payable	2,416	—
Accrued bonus	1,774	2,412
Accrued payroll and employee benefits	656	789
Accrued professional fees	737	942
Accrued other	616	1,066
Total	$9,525	$9,212
11.   Out-licenses and Grants
OUI license
In April 2020, the Company entered into an Amendment, Assignment and Revenue Sharing Agreement (“License Agreement Amendment”) with Oxford University Innovation, or OUI, which vested and assigned all intellectual property rights in relation to any ChAdOx1 or ChAdOx2 vector-based vaccine jointly owned by the Company and OUI in order to facilitate the license of vaccines based on the ChAdOx1 by OUI to

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AstraZeneca plc (“AstraZeneca”). Under this agreement, the Company is entitled to receive from OUI a share of all payments received by OUI from AstraZeneca in respect of the vaccine based on the ChAdOx1. On December 30, 2020, AstraZeneca announced that vaccine based on the ChAdOx1 which the Company refers to as Vaxzevria had been approved for emergency supply in the United Kingdom by the United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA).
The Company determined that the intellectual property vested and assigned under the License Agreement Amendment is a functional intellectual property (that is, it has significant standalone functionality in the form of its ability to treat a disease or condition) and there is no expectation under the License Agreement Amendment that the Company will undertake activities to change the functionality. Consequently, the Company concluded that the nature of the Company’s promise in transferring the intellectual property is to provide a right to use the Company’s functional intellectual property. Accordingly, the Company recognizes revenue in a manner that depicts the Company satisfying its performance obligation of allowing use of its intellectual property based on the terms of OUI’s agreement with AstraZeneca.
On March 28, 2022, pursuant to the OUI License Agreement Amendment, the Company was notified of the commencement of payments to us arising from AstraZeneca’s commercial sales of Vaxzevria. Under the terms of an exclusive worldwide license agreement between OUI and AstraZeneca, OUI is entitled to milestone payments and royalties on commercial sales of Vaxzevria that began after the pandemic period. As part of the assignment to OUI, the company is entitled to receive approximately 24% of payments received by OUI from AstraZeneca. In October 2024, the Company was informed of additional amounts due to the Company from Oxford University Innovation (OUI) in relation to the Company’s share of royalties received by OUI as a result of prior commercial sales of Vaxzevria by AstraZeneca. As a result, for the year ended December 31, 2024, the Company recognized approximately $15.0 million as revenue (year ended December 31, 2023: $0.8 million) and had an outstanding receivable of nil as of December 31, 2024 (2023: nil). In 2024, AstraZeneca announced its planned withdrawal of Vaxzevria as demand had declined, and therefore the Company does not expect to receive any further payments relating to future commercial sales of Vaxzevria and, if such payments are due, that the Company will be notified of such payments in a timely manner.
Coalition for Epidemic Preparedness Innovations (“CEPI”) Funding Agreement
On December 20, 2023, Barinthus Biotherapeutics (U.K.) Limited (the “Company”), the Chancellors, Masters and Scholars of the University of Oxford (“Oxford,” together with the Company, the “Partners”) and the Coalition for Epidemic Preparedness Innovations (“CEPI”) entered into a Funding Agreement (the “Funding Agreement”) pursuant to which CEPI will provide funding of up to $34.8 million to the Company to advance the development of VTP-500, the Company’s vaccine candidate against Middle East Respiratory Syndrome (“MERS,” and such development activities, the “Project”). In December 2023, VTP-500 received PRIME (PRIority MEdicines) designation by the European Medicines Agency.
Pursuant to the Funding Agreement, the Company has agreed to pay CEPI on a country-by-country basis increasing mid-single digit percentage royalties of net sales and net income with respect to future cash sales of VTP-500, less certain deductions, for a period starting on December 20, 2023 (“Effective Date”) and ending the later of: (i) the expiration of the last valid patent claim included in intellectual property developed under the Project covering VTP-500 in such country, (ii) the expiration of Regulatory Exclusivity (as defined in the Funding Agreement) for VTP-500 in such country, and (iii) the tenth (10th) anniversary of the first commercial sale of VTP-500 (the “Royalty Term”). The Company shall also pay CEPI a mid-double digit percentage of net revenue earned on VTP-500 until CEPI has received payments from the Company under the Funding Agreement equaling the total amount of funding paid by CEPI to the Company and a low double-digit percentage of such net revenue thereafter. Sales for the benefit of end users in specified low and middle income countries (“LMICs”) and upper and middle income countries (“UMICs”) are excluded from the calculations of net sales and net revenue. Sales of product for the benefit of end users in LMICs and UMICs are subject to tiered discounted pricing requirements under the Funding Agreement. The Company

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
is further required to pay a mid-double digit percentage of any proceeds earned on any priority review voucher related to VTP-500 during the Royalty Period.
For the year ended December 31, 2024, $3.0 million proceeds have been received and $1.2 million income has been recognized in relation to this contract. This is presented as other operating income in the consolidated statements of operations and comprehensive loss.
The Funding Agreement cash payments are restricted as to the use and management of the funds. The remaining unused amounts of the Funding Agreement cash payments of $1.7 million as of December 31, 2024, are reflected in restricted cash in the consolidated balance sheets until expenditures contemplated in the Funding Agreement are incurred.
Deferred income
Payments received from CEPI in advance of the eligible research and development expenses being incurred are disclosed as deferred income separately in the consolidated balance sheets. Deferred income is released to the consolidated statements of operations and comprehensive loss in the period in which such research and development activities are actually performed in a manner that satisfies the conditions of the Funding Agreement.
Changes in deferred income during the years ended December 31, 2024 and 2023, are as follows (in thousands):
	December 31, 2024	December 31, 2023
Beginning balance	$—	$—
Cash payments received	2,989	—
Other operating income recognized related to the Funding Agreement	(1,176)	—
Foreign exchange translation	(75)	—
Ending balance	$1,738	$—
12.   Ordinary Shares
On May 4, 2021, the Company closed its initial public offering (“IPO”) of 6,500,000 ADS representing 6,500,000 ordinary shares having a nominal value of £0.000025 per share, at a public offering price of $17.00 per share, for aggregate net proceeds of $102.8 million after deducting underwriting commissions of $7.7 million and incurred offering costs of $2.2 million.
All ordinary shares rank pari passu as a single class. The following is a summary of the rights and privileges of the holders of ordinary shares as of December 31, 2024:
Liquidation preference:   In the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to holders of the ordinary shares shall be distributed amongst all holders of the ordinary shares in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.
Dividends:   Holders of the ordinary shares are entitled to dividends, as may be recommended from time to time by the Board and declared by the ordinary shareholders out of legally available funds.
Voting Rights:   Each holder of ordinary shares is entitled to one vote for each share on all matters to be voted on by ordinary shareholders.
Preemption rights:   Pursuant to section 561 of the Companies Act 2006, shareholders are granted preemptive rights when new shares are issued for cash. However, it is possible for our Articles, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
eligible to vote at that general meeting, to disapply these preemptive rights. Such a disapplication of preemption rights may be for a maximum period of up to five years from the date of the shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years) to remain effective.
On April 21, 2021, our shareholders approved the disapplication of preemptive rights for a period of five years from the date of approval by way of a special resolution of our shareholders. This included the disapplication of preemption rights in relation to the allotment of our ordinary shares in connection with the IPO. This disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
On November 6, 2023, the Company held a general meeting where our shareholders approved resolutions granting our board of directors or any duly authorized committee of the board of directors the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company free from preemption rights. Pursuant to such approval, our board of directors was authorized to allot shares up to an aggregate nominal amount of £1,928 free from statutory preemption rights.
As of December 31, 2024, the Company has reserved the following ordinary shares for future issuance:
Exercise of stock options	7,285,275
Shares available for future stock incentive plan awards	1,906,080
Total	9,191,355
13.   Deferred Shares
All deferred shares rank pari passu as a single class. The deferred shares do not have rights to dividends or to participate in profits on a return of assets on liquidation, the deferred shares confer on the holders thereof an entitlement to receive out of the assets of the Company available for distribution amongst the shareholders (subject to the rights of any new class of shares with preferred rights) the amount credited as paid up on the deferred shares held by them respectively after (but only after) payment shall have been made to the holders of the ordinary shares of the amounts paid up or credited as paid up on such shares and the sum of £1.0 million ($1.4 million) in respect of each ordinary share held by them respectively. The deferred shares shall confer on the holders thereof no further right to participate in the assets of the Company.
On March 29, 2023, all deferred B shares (nominal value of £0.01 each) and deferred C shares (nominal value of £0.00000736245954692556 each) previously in issue were transferred back to the Company and subsequently cancelled. These deferred shares had previously been issued to certain pre-IPO shareholders in connection with the implementation of certain stages of the Company’s pre-IPO share capital reorganization. The Company received shareholder pre-approval on April 21, 2021 (pursuant to the shareholder resolutions passed on that date) in order to effect the transfer back and cancellation of the deferred shares for nil consideration in accordance with sections 659 and 662 of the Companies Act 2006.
The Company’s deferred A shares with a nominal value of £1.00 each remain in issue for the purposes of satisfying the minimum share capital requirements for a public limited company as prescribed by the Companies Act 2006.
14.   Fair Value
The Company’s financial instruments consist of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, certain accrued expenses, and contingent consideration. The carrying amounts of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, and accrued expenses approximated their respective fair value due to the short-term nature and maturity of these instruments.
As of December 31, 2024, the Company had a contingent consideration liability of $2.7 million related to the acquisition of Avidea Technologies, Inc. Avidea’s stockholders may be entitled to receive an

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
aggregate of up to $40.0 million in additional payments, payable in a combination of cash and ADSs, upon the achievement of certain milestones. To date, the Company has made settlement payments of $0.5 million. The fair value of the contingent consideration is a Level 3 valuation and determined using the cost approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the probability of success of achievement of the milestones and the expected date of the milestone achievement, significant judgment is employed in determining the appropriateness of certain of these inputs. Significant increases (decreases) in the probability of success of achievement of the milestones would have resulted in a significantly higher (lower) fair value measurement. Significant extension (reduction) in the expected date of the milestone achievement would have resulted in a significantly lower (higher) fair value measurement.
The following table summarizes changes to our financial instruments carried at fair value and classified within Level 3 the fair value hierarchy (in thousands):
	Year ended December 31, 2024	Year ended December 31, 2023
Beginning balance	$1,823	$1,711
Change in fair value recognized in net loss	866	55
Settlement of contingency	—	(163)
Foreign exchange translation recognized in other comprehensive loss	(39)	219
Ending balance	$2,650	$1,823
15.   Share-Based Compensation
On April 8, 2021, the Board of the Company adopted the Barinthus Biotherapeutics plc Share Award Plan 2021 (“the Plan”) and the Barinthus Biotherapeutics plc Non-Employee Sub-Plan which is a sub-plan of the Plan. Under the terms of the Plan, the Board is permitted to grant awards to employees as restricted share units, options, share appreciation rights and restricted shares. The aggregate number of shares initially available for issuance under the Plan and the Barinthus Biotherapeutics plc Non-Employee Sub-Plan cannot exceed 3,675,680 ordinary shares (the “Initial Limit”). Beginning calendar year 2022, the total number of ordinary shares available for issuance under the Plan shall be increased on January 1 of each year in an amount equal to the lesser of (i) 4% of the Company’s issued and outstanding ordinary shares (which 4% limit shall be measured as of January 1 of such year) and (ii) such number of ordinary shares as determined by the Compensation Committee of the Board in its discretion (the “Annual Increase”). In accordance with the terms of the Annual Increase, the total number of ordinary shares available for issuance under the Plan increased by 1,544,282 as of January 1, 2024. The awards generally vest based on the grantee’s continued service with the Company during a specified period following grant as determined by the Board and generally expire ten years from the grant date. Option awards generally vest over three years, but vesting conditions can vary at the discretion of the Company’s Board. As of December 31, 2024 and 2023, 1,906,080 and 1,623,840 ordinary shares are available for future grants, respectively.
In 2018, the Company’s board of directors adopted the Enterprise Management Incentive Share Option Scheme (the “EMI Plan”) which provided for the grant of incentive stock options and nonqualified stock options to non-director employees of the Company. The Company also has a nonqualified stock option plan for officers and directors. The awards generally vest based on the grantee’s continued service with the Company during a specified period following grant as determined by the board of directors and generally expire ten years from the grant date. Option awards generally vest over three years, but vesting conditions can vary at the discretion of the Company’s board of directors. A total of 3,530,634 ordinary shares were reserved for issuance in accordance with the provisions of the EMI Plan and restricted stock unit (“RSUs”) plan. Upon adoption of the Plan, no further awards are to be made under the EMI Plan.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The fair value of each stock option issued to employees was estimated at the date of grant using Black-Scholes with the following weighted-average assumptions:
	Year Ended,
	2024	2023
Expected volatility	108.73%	97.1%
Expected term (years)	6	6
Risk-free interest rate	4.0%	3.7%
Expected dividend yield	—%	—%
Expected volatility:   Previously there was insufficient trading history for the Company’s ordinary shares, therefore the expected price volatility for our ordinary shares was estimated using the average historical volatility of industry peers’ shares as of the grant date of our options over a period of history commensurate with the expected life of the options. When selecting industry peers used in measuring implied volatility, the Company considered the similarity of their products and business lines, as well as their stage of development, size and financial leverage. The Company applied this process consistently using the same or similar public companies until 2023. For options granted in 2023 and 2024, the Company determined that there is sufficient historical information on volatility of its share price available and the expected volatility used in the fair value calculation of new option grants is calculated based on a blended volatility of both historical volatility of the Company’s share price and the expected volatility of the average historical volatility of industry peers’ shares.
Expected term (years):   Expected term represents the period that the Company’s option grants are expected to be outstanding. There is not sufficient historical share exercise data to calculate the expected term of the stock options. Therefore, the Company elected to utilize the simplified method to value option grants. Under this approach, the weighted-average expected life is presumed to be the average of the vesting term and the contractual term of the option.
Risk-free interest rate:   The Company determined the risk-free interest rate by using a weighted-average equivalent to the expected term based on the daily U.S. Treasury yield curve rate in effect as of the date of grant.
Expected dividend yield:   The Company does not anticipate paying any dividends in the foreseeable future.
A summary of stock option activity is presented below:
	Number of Stock Options	Weighted- average Exercise Price Per Option	Weighted- average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2024	6,207,664	$6.91	7.95	$6,044
Granted	2,170,352	3.17
Exercised	(171,981)	0.00034
Forfeited/expired	(920,760)	8.54
Outstanding, December 31, 2024	7,285,275	$5.76	7.61	$942
Exercisable, December 31, 2024	3,629,105	$7.93	7.13	$790
The weighted-average grant date per-share fair value of stock options granted during the year ended December 31, 2024 was $2.66 per share (December 31, 2023: $1.99 per share). The aggregate intrinsic value of stock options exercised during the year ended December 31, 2024 was $0.4 million (December 31, 2023: $0.2 million). As of December 31, 2024, there was $3.1 million (2023: $3.0 million) of unrecognized

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
compensation cost related to stock options, which is expected to be recognized over a weighted-average period of 1.46 years (2023: 1.60 years).
Share based compensation expense is classified in the consolidated statements of operations and comprehensive loss as follows (in thousands):
	Year ended December 31, 2024	Year ended December 31, 2023
Research and development	$1,680	$2,011
General and administrative	3,029	3,044
Total	$4,709	$5,055
16.   Income Taxes
Loss before income before income taxes are as follows (in thousands):
	Year ended December 31, 2024	Year ended December 31, 2023
United Kingdom	$(27,510)	$(50,534)
United States	(32,833)	(24,507)
Other foreign	(884)	(1,481)
Loss before income taxes	$(61,227)	$(76,522)
The components of income tax benefit are as follows (in thousands):
	Year ended December 31, 2024	Year ended December 31, 2023
Current income tax benefit/(expense):
United States	$(70)	$(28)
Other Foreign	(22)	(45)
Deferred income tax benefit:
United States	136	3,148
Total income tax benefit	$44	$3,075
A reconciliation of the U.K. statutory income tax rate to the Company’s effective tax rate as reflected in the consolidated financial statements is as follows:
	Year ended December 31, 2024	Year ended December 31, 2023
Statutory tax rate	25.00%	23.52%
Increase (decreases) resulting from:
Permanent differences	(4.82)	1.03
Provision to return adjustments	(4.55)	(4.09)
Research and development credits	(5.75)	(4.94)
Foreign rate differential	1.18	1.23
Change in valuation allowance	(9.99)	(11.84)

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	Year ended December 31, 2024	Year ended December 31, 2023
Share based compensation	(1.00)	(0.84)
Effective tax rate	0.07%	4.07%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income and for tax carryforwards. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):
	December 31, 2024	December 31, 2023
Deferred tax assets:
Net operating loss carryforwards	$26,040	$23,589
Research and development credit carryforwards	47	40
Share based compensation	4,753	4,226
Lease liability	3,156	3,404
Intangible assets	452	745
Capitalized Research and Development expenditure	6,185	4,228
Other	10	1
Gross deferred tax asset	40,643	36,233
Valuation allowance	(30,830)	(25,057)
Net deferred tax assets	9,813	11,176
Deferred tax liabilities:
Depreciation	(1,815)	(1,652)
Right-of-use lease asset	(1,149)	(1,922)
Undistributed earnings of subsidiaries	(1,248)	(1,267)
Intangible assets	(6,039)	(6,909)
Net deferred tax liabilities	(10,251)	(11,750)
Total deferred tax, net	$(438)	$(574)
Specified research and experimentation costs under Section 174 of the Internal Revenue Code are required to be capitalized and amortized ratably over five years for domestic expenditures and over 15 years for foreign expenditures. This provision of Section 174 became effective for tax years beginning after December 31, 2021. As a result of the capitalization of these costs in the current year, the Company has recorded a $6.2 million deferred tax asset (2023: $4.2 million).
As of December 31, 2024, the Company had a valuation allowance of $30.8 million (2023: $25.1 million) against its deferred tax assets, which consisted principally of net operating loss and research and development credit carryforwards. The Company considered the positive and negative evidence bearing upon its ability to realize the deferred tax assets. In addition to the Company’s history of cumulative losses, the Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets. Accordingly, a valuation allowance has been provided against its deferred tax assets. When the Company changes its determination as to the amount of its deferred tax assets that can be realized, the valuation allowance is adjusted with a corresponding impact to the provision for income taxes in the period in which such determination is made.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2024 and 2023 related primarily to the increase in net operating loss and credit carryforwards, and were as follows:
	Year ended December 31, 2024	Year ended December 31, 2023
Valuations allowance at beginning of year	$25,057	$13,707
Changes in valuation allowance arising from in-year additions	—	1,052
Increases recorded to income tax provision	6,123	9,605
Foreign exchange translation	(350)	693
Valuation allowance at end of year	$30,830	$25,057
As of December 31, 2024, the Company had net operating loss (“NOL”) carryforwards totaling approximately $101.7 million which have an unlimited carryforward period, of which $75.6 million originate in the United Kingdom. As of December 31, 2024, the Company had $0.1 million of research and development tax credit carryforwards which also have an unlimited carryforward period.
As of December 31, 2023, the Company had NOL carryforwards totaling approximately $92.7 million which have an unlimited carryforward period, of which $74.2 million originate in the United Kingdom. As of December 31, 2023, the Company had $0.4 million of research and development tax credit carryforwards which also have an unlimited carryforward period.
As of December 31, 2024 and 2023, the Company does not have any material unrecognized tax benefit liabilities. The Company files corporation/income tax returns in the United Kingdom, the United States, Switzerland, Australia and Italy. The associated tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. In the United Kingdom, tax years from 2021 remain subject to examination by HMRC. In all other jurisdictions, the tax years since inception remain subject to examination by the applicable taxing authorities as of December 31, 2024 and 2023.
17.   Commitments and Contingencies
In-License Agreements
The Company is party to a number of licensing agreements, these agreements serve to provide the Company with the right to develop and exploit the counterparties’ intellectual property for certain medical indications. As part of execution of these arrangements, the Company paid certain upfront fees, which have been expensed as incurred because the developing technology has not yet reached technical feasibility, the lack of alternative use, and the lack of proof of potential value. The agreements cover a variety of fields, including influenza, cancer, HPV, HBV and MERS. The Company’s obligations for future payments under these arrangements are dependent on its ability to develop promising drug candidates, the potential market for these candidates and potential competing products, and the payment mechanisms in place in countries where the Company retains the right to sell. Each agreement provides for specific milestone payments, typically triggered by achievement of certain testing phases in human candidates, and future royalties ranging from 1 to 5% for direct sales of a covered product to 3 to 7% of net payments received for allowable sublicenses of technology developed by the Company. The obligation to make these payments is contingent upon the Company’s ability to develop candidates for submission for phased testing and approvals, and for the development of markets for the products developed by the Company. The Company has not made any material payments under these license agreements during the years ended December 31, 2024, and 2023.
Leases
The Company leases certain laboratory and office space under operating leases, which are described below.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Harwell Science and Innovation Campus, Oxfordshire
On September 3, 2021, the Company entered into a lease agreement for the lease of approximately 31,000 square feet of laboratory and office space in Harwell, Oxfordshire, which expires in September 2031. As the Company’s leases typically do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date, being the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company has provided the lessor with a refundable security deposit of $0.7 million which is included in Other assets.
Germantown, Maryland
On June 14, 2022, the Company entered into a lease agreement for the lease of approximately 19,700 square feet in Germantown, Maryland. The site houses the Company’s state-of-the-art wet laboratory and office space in the United States of America. The lease expires on February 28, 2034, with the Company having a single right to extend for an additional five years on the same terms and conditions other than for the base rent. The Company had a rent-free period up to February 29, 2024 and is entitled to up to $3.5 million for leasehold improvements to the premises desired by the Company. The Company has provided the lessor with a refundable security deposit of $0.2 million which is included in Other assets.
The Company recorded a right-of-use asset and a lease liability on the effective date of the lease term. The Company’s right-of-use assets and lease liabilities are as follows (in thousands):
	December 31, 2024	December 31, 2023
Right-of-use asset	$4,384	$7,581
Lease liability, current	$1,920	$1,785
Lease liability, non-current	$10,087	$11,191
Other information
Operating cash flows from operating leases	$1,789	$639
Weighted average remaining lease term (years)	7.98	8.93
Weighted average discount rate	7.5%	7.5%
Lease Costs
Short-term lease costs	$—	$189
Operating leases	$1,443	$883
Total lease cost	$1,443	$1,072
The Company identified circumstances that could indicate that the carrying amount of the U.K. operating lease right-of-use asset and the property and equipment located in the U.K. may not be recoverable as of December 31, 2024, as it was more likely than not that the Company would cease the operating activities undertaken in the laboratory and office space in Harwell, Oxfordshire in 2025, significantly before the end of the previously estimated useful lives. The Company performed an impairment assessment of the U.K. operating lease right-of-use asset, which is part of the U.K. asset group, using the income approach and recorded an impairment charge within general and administrative expenses of $2.6 million to write down the asset to the estimated recoverable amount. The impairment charge is subject to a number of assumptions and actual results may differ. The Company will continue to refine these assumptions as additional information becomes available. The significant assumptions used in determining the estimated fair value of the U.K. operating lease right-of-use asset are the timing of successful termination of the Company’s U.K. lease obligations and the value of any charges associated with terminating the Company’s U.K. lease obligations. Significant changes in these inputs could have a material effect on the fair value measurement. See Note 6 Property and Equipment, Net for details of the impairment assessment performed over the property and equipment within the U.K. asset group.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Maturities of the Company’s minimum lease liabilities as of December 31, 2024 were as follows (in thousands):
Maturity of lease liabilities:
2025	$1,920
2026	1,944
2027	1,969
2028	1,994
2029	2,020
Thereafter	5,934
Total minimum lease payments	15,781
Less: imputed interest	(3,774)
Total lease liability	$12,007
Non-lease and other costs paid to the lessors are primarily related to services provided by the lessors in operating the premises that includes fees, operating costs, taxes, and insurance related to the leased premises.
Other contingencies
The Company is a party to various contractual disputes, litigation, and potential claims arising in the ordinary course of business. The Company does not believe that the resolution of these matters will have a material adverse effect on its financial position or results of operations.
The Company enters into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancellable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancellable obligations of our service providers, up to the date of cancellation.
18.   Employee Benefit Plans
In the United Kingdom, the Company has adopted a defined contribution plan (the U.K. Plan) which qualifies under the rules established by HM Revenue & Customs. Contributions to the U.K. Plan are charged to the consolidated statements of operations and comprehensive loss in the year to which they relate.
The Company has 401(k) defined contribution retirement plans in which all its employees located in the United States are eligible to participate. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. Contributions to the plans are charged to the consolidated statements of operations and comprehensive loss in the year to which they relate.
During the year ended December 31, 2024, the Company provided a total of $0.8 million (December 31, 2023: $0.7 million) in contributions under both the U.K. Plan and the 401(k) plans.
19.   Related Party Transactions
During the year ended December 31, 2024, the Company incurred expenses of nil (December 31, 2023: $0.4 million) from its shareholder, the University of Oxford, related to clinical study costs.
During the year ended December 31, 2024, the Company incurred expenses of $0.8 million (December 31, 2023: $0.6 million) from OUI which is a wholly owned subsidiary of the Company’s shareholder, the University of Oxford, primarily related to patent costs.
During the year ended December 31, 2024, the Company recognized license revenue of $15.0 million (December 31, 2023: $0.8 million) from OUI which is a wholly owned subsidiary of the Company’s shareholder, the University of Oxford.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20.   Subsequent Events
In accordance with the terms of the Annual Increase of the Barinthus Biotherapeutics plc Share Award Plan 2021, the total number of ordinary shares available for issuance under the Plan increased by 4% of the Company’s issued and outstanding ordinary shares as of January 1, 2025.
On January 10, 2025, the Company announced that it will prioritize I&I indications, including antigen-specific immune tolerance. As a result, the Company has extended the cash runway to the start of 2027 by reducing forecasted costs, including a reduction in headcount by approximately 65% across both the U.K. and U.S. sites, and streamlining the operating costs of the business. The Company estimates that the pre-tax costs of such reduction in workforce relating to employee severance and other employee-related costs may be in the region of $2.5 million with the majority of such costs being incurred in the first half of 2025. The estimates of the restructuring costs that the Company expects to incur and potential operating expense reductions, and the timing thereof, are subject to a number of assumptions and actual results may differ. As part of the restructuring, two of the executive leadership team members based in the U.K., the Chief Operating Officer, Graham Griffiths, and Chief Financial Officer, Gemma Brown, will leave the Company. The Company will not invest in VTP-300 in chronic hepatitis B beyond the completion of the ongoing Phase 2b HBV003 clinical trial and will seek potential partners able to take advantage of its differentiated ability to achieve sustained HBsAg loss and functional cure in patients with low levels of HBsAg.
On January 16, 2025, the liquidation process of Barinthus Biotherapeutics S.r.l. was completed and the company was cancelled from the Italian Business Register.
In February 2025, the Company granted a total of 1,341,802 share options to employees with a weighted average exercise price of $1.00.

BARINTHUS BIOTHERAPEUTICS PLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)
(UNAUDITED)
	As of September 30, 2025	As of December 31, 2024
ASSETS
Cash and cash equivalents	$74,272	$110,662
Restricted cash	1,402	1,738
Research and development incentives receivable	4,633	7,139
Prepaid expenses and other current assets	6,336	6,203
Assets held for sale	138	—
Total current assets	86,781	125,742
Property and equipment, net	4,519	7,373
Intangible assets, net	14,909	21,947
Right of use assets, net	2,063	4,384
Other assets	929	881
Total assets	$109,201	$160,327
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$698	$2,474
Accrued expenses and other current liabilities	6,681	9,525
Deferred income	1,402	1,738
Operating lease liability – current	2,017	1,920
Total current liabilities	10,798	15,657
Non-current liabilities:
Operating lease liability – non-current	9,553	10,087
Contingent consideration	2,508	2,650
Other non-current liabilities	1,461	1,360
Deferred tax liability, net	320	438
Total liabilities	$24,640	$30,192
Commitments and contingencies (Note 15)
Stockholders’ equity:
Ordinary shares, £0.000025 nominal value; 40,827,263 shares authorized, issued and outstanding (December 31, 2024: authorized, issued and outstanding: 40,234,663)	1	1
Deferred A shares, £1 nominal value; 63,443 shares authorized, issued and outstanding (December 31, 2024: authorized, issued and outstanding: 63,443)	86	86
Additional paid-in capital	393,248	393,474
Accumulated deficit	(293,002)	(237,664)
Accumulated other comprehensive loss – foreign currency translation adjustments	(15,868)	(25,868)
Total stockholders’ equity attributable to Barinthus Biotherapeutics plc shareholders	84,465	130,029
Noncontrolling interest	96	106
Total stockholders’ equity	$84,561	$130,135
Total liabilities and stockholders’ equity	$109,201	$160,327
The accompanying notes are an integral part of these condensed consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)
(UNAUDITED)
	Three months ended		Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
License revenue(1)	$—	$14,969	$—	$14,969
Total revenue	—	14,969	—	14,969
Operating expenses
Research and development	$5,390	$11,139	$21,633	$33,926
General and administrative	5,165	13,420	33,188	26,615
Impairment of long-lived assets	4,667	—	4,667	—
Total operating expenses	15,222	24,559	59,488	60,541
Other operating income	156	210	498	992
Loss from operations	(15,066)	(9,380)	(58,990)	(44,580)
Other income/(expense):
Interest income	472	631	1,551	2,041
Interest expense	(13)	(17)	(38)	(41)
Research and development incentives	240	608	1,884	1,895
Other income	(275)	26	120	46
Total other income, net	424	1,248	3,517	3,941
Loss before income tax	(14,642)	(8,132)	(55,473)	(40,639)
Tax benefit	71	3	118	47
Net loss	(14,571)	(8,129)	(55,355)	(40,592)
Net loss attributable to noncontrolling interest	5	15	17	58
Net loss attributable to Barinthus Biotherapeutics plc shareholders	(14,566)	(8,114)	(55,338)	(40,534)
Weighted-average ordinary shares outstanding, basic	40,661,118	39,419,447	40,424,735	39,079,259
Weighted-average ordinary shares outstanding, diluted	40,661,118	39,419,447	40,424,735	39,079,259
Net loss per share attributable to ordinary shareholders, basic	$(0.36)	$(0.21)	$(1.37)	$(1.04)
Net loss per share attributable to ordinary shareholders, diluted	$(0.36)	$(0.21)	$(1.37)	$(1.04)
Net loss	$(14,571)	$(8,129)	$(55,355)	$(40,592)
Other comprehensive gain/(loss) – foreign currency translation adjustments	(2,934)	9,191	10,007	7,778
Comprehensive loss	(17,505)	1,062	(45,348)	(32,814)
Comprehensive loss/(gain) attributable to noncontrolling interest	8	5	10	44
Comprehensive loss attributable to Barinthus Biotherapeutics plc shareholders	$(17,497)	$1,067	$(45,338)	$(32,770)

(1)
Includes license revenue from related parties for the three and nine months ended September 30, 2025 of nil (three and nine months ended September 30, 2024: $15.0 million).

The accompanying notes are an integral part of these condensed consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
	Three and Nine months ended September 30, 2025
	Ordinary Shares		Deferred A Shares		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total stockholders’ equity attributable to Barinthus Biotherapeutics plc stockholders	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2025	40,234,663	$1	63,443	$86	$393,474	$(237,664)	$(25,868)	$130,029	$106	$130,135
Share based compensation	—	—	—	—	468	—	—	468	—	468
Issue of ordinary shares, net of issuance costs	104,732	0(1)	—	—	2	—	—	2	—	2
Foreign currency translation adjustments	—	—	—	—	—	—	4,643	4,643	3	4,646
Net loss	—	—	—	—	—	(19,648)	—	(19,648)	(10)	(19,658)
Balance, March 31, 2025	40,339,395	$1	63,443	$86	$393,944	$(257,312)	$(21,225)	$115,494	$99	$115,593
Share based compensation	—	—	—	—	(281)	—	—	(281)	—	(281)
Issue of ordinary shares, net of issuance costs	9,270	0(1)	—	—	0(1)	—	—	0(1)	—	0(1)
Foreign currency translation adjustments	—	—	—	—	—	—	8,288	8,288	7	8,295
Net loss	—	—	—	—	—	(21,124)	—	(21,124)	(2)	(21,126)
Balance, June 30, 2025	40,348,665	$1	63,443	$86	$393,663	$(278,436)	$(12,937)	$102,377	$104	$102,481
Share based compensation	—	—	—	—	(415)	—	—	(415)	—	(415)
Issue of ordinary shares, net of issuance costs	478,598	0(1)	—	—	0(1)	—	—	0(1)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(2,931)	(2,931)	(3)	(2,934)
Net loss	—	—	—	—	—	(14,566)	—	(14,566)	(5)	(14,571)
Balance, September 30, 2025	40,827,263	$1	63,443	$86	$393,248	$(293,002)	$(15,868)	$84,465	$96	$84,561

(1)
Indicates amount less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ EQUITY
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
(UNAUDITED)
	Three and Nine months ended September 30, 2024
	Ordinary Shares		Deferred A Shares		Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total stockholders’ equity attributable to Barinthus Biotherapeutics plc stockholders	Noncontrolling Interest	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2024	38,643,540	$1	63,443	$86	$386,602	$(176,590)	$(23,315)	$186,784	$211	$186,995
Share based compensation	—	—	—	—	1,615	—	—	1,615	—	1,615
Issue of ordinary shares, net of issuance costs	309,416	0(1)	—	—	503	—	—	503	—	503
Foreign currency translation adjustments	—	—	—	—	—	—	(1,580)	(1,580)	3	(1,577)
Net loss	—	—	—	—	—	(15,489)	—	(15,489)	(31)	(15,520)
Balance, March 31, 2024	38,952,956	$1	63,443	$86	$388,720	$(192,079)	$(24,895)	$171,833	$183	$172,016
Share based compensation	—	—	—	—	1,195	—	—	1,195	—	1,195
Issue of ordinary shares, net of issuance costs	231,382	0(1)	—	—	358	—	—	358	—	358
Foreign currency translation adjustments	—	—	—	—	—	—	163	163	1	164
Net loss	—	—	—	—	—	(16,931)	—	(16,931)	(12)	(16,943)
Balance, June 30, 2024	39,184,338	$1	63,443	$86	$390,273	$(209,010)	$(24,732)	$156,618	$172	$156,790
Share based compensation	—	—	—	—	1,144	—	—	1,144	—	1,144
Issue of ordinary shares, net of issuance costs	358,180	0(1)	—	—	465	—	—	465	—	465
Foreign currency translation adjustments	—	—	—	—	—	—	9,181	9,181	10	9,191
Net loss	—	—	—	—	—	(8,114)	—	(8,114)	(15)	(8,129)
Balance, September 30, 2024	39,542,518	$1	63,443	$86	$391,882	$(217,124)	$(15,551)	$159,294	$167	$159,461

(1)
Indicates amount less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(UNAUDITED)
	Nine months ended
	September 30, 2025	September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(55,355)	$(40,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Share based compensation	(228)	3,954
Impairment of long-lived assets	4,667	—
Depreciation and amortization	4,936	4,372
Non-cash lease expenses	3,108	1,086
Unrealized foreign exchange loss	3,683	2,022
Change in contingent consideration	(322)	(306)
Non-cash interest expense	38	36
Deferred tax benefit	(118)	(47)
Profit on sale of property and equipment	(349)	—
Changes in operating assets and liabilities:
Contract asset (including related parties)	—	(14,969)
Prepaid expenses and other current assets	426	2,083
Research and development incentives receivable	2,946	(233)
Accounts payable	(1,854)	1,358
Accrued expenses and other current liabilities	(3,340)	(1,528)
Deferred income	(498)	2,044
Operating lease liabilities	(1,477)	(1,306)
Net cash used in operating activities	$(43,737)	$(42,026)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	451	—
Purchases of property and equipment	(37)	(614)
Net cash provided by/(used) in investing activities	$414	$(614)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of ordinary shares, net of issuance costs	—	1,326
Issue of shares from the exercise of stock options	2	0(1)
Net cash provided by financing activities	$2	$1,326
Effect of exchange rates on cash, cash equivalents and restricted cash	6,595	5,326
Net decrease in cash, cash equivalents and restricted cash	(36,726)	(35,988)
Cash, cash equivalents and restricted cash, beginning of the period	112,400	142,090
Cash, cash equivalents and restricted cash, end of the period	$75,674	$106,102
Supplemental cash flow disclosures:
Non-cash investing and financing activities:
Proceeds from sale of property and equipment included in other current assets	$219	$—

(1)
Indicates amounts less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
1.   Nature of Business and Basis of Presentation
Barinthus Biotherapeutics plc is a public limited company incorporated pursuant to the laws of England and Wales in March 2021. Barinthus Biotherapeutics plc and its direct and indirect subsidiaries, Barinthus Biotherapeutics (UK) Limited, Barinthus Biotherapeutics North America, Vaccitech Oncology Limited (“VOLT”), Barinthus Biotherapeutics Pty Limited, Barinthus Biotherapeutics Switzerland GmbH, are collectively referred to as the “Company” or “Barinthus Bio.” During the quarterly period ended September 30 2025, the Company incorporated two new subsidiaries, Beacon Topco, Inc. (“Topco”) and Cdog Merger Sub, Inc. (“Merger Sub”), for the purpose of the transactions contemplated by the recently announced merger agreement with Clywedog Therapeutics, Inc. (“Clywedog”). These entities are not material to the Company’s consolidated financial position or results of operations.
The Company is a clinical-stage biopharmaceutical company focused on developing novel immunotherapeutic drug candidates for treating autoimmune and inflammatory diseases within the immunology and inflammation (“I&I”) space enabled by the proprietary and highly differentiated platform for promoting immune tolerance, referred to as SNAP-TI. The Company’s lead candidate, VTP-1000, is designed to restore immune non-responsiveness to gluten in patients with celiac disease, and is currently being assessed in a Phase 1 clinical trial. The Company occupies laboratory and office space in Germantown, Maryland, United States.
The Company operates in an environment of rapid technological change and substantial competition from pharmaceutical and biotechnology companies. The Company is subject to risks common to companies in the biopharmaceutical industry that are also in a similar stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of preclinical testing or clinical trials, the need to obtain marketing approval for its product candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of any of its products that are approved, and protection of proprietary technology. There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained, that any products developed will obtain required regulatory approval or that any approved products will be commercially viable. Even if the Company’s development efforts are successful, it is uncertain when, if ever, the Company will generate significant product sales. If the Company does not successfully commercialize any of its products or mitigate any of these other risks, it will be unable to generate revenue or achieve profitability.
Merger Agreement with Clywedog
On September 29, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Topco, Merger Sub and Clywedog. The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth therein: (i) Topco will acquire the entire issued and to be issued share capital of the Company pursuant to a scheme of arrangement (subject to any modification, addition or condition which (a) the Company, Topco and Clywedog mutually agree and which (if required) is approved by the High Court of Justice of England and Wales (the “Court”) or (b) is otherwise imposed by the Court and mutually acceptable to the Company, Topco and Clywedog, each acting reasonably and in good faith, in each case in accordance with the Part 26 of the United Kingdom Companies Act 2006 and the Merger Agreement (the “Scheme of Arrangement” and such transaction, the “Scheme Transaction”)), resulting in the Company becoming a direct wholly owned subsidiary of Topco, and (ii) Merger Sub will merge with and into Clywedog, with Clywedog continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law (the “Merger” and, together with the Scheme Transaction, the “Combinations”, and, together with such other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”). The Scheme Transaction will be consummated prior to the Merger.
At the effective time of the Scheme Transaction (the “Scheme Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, Topco will acquire each outstanding ordinary

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
share of the Company, with a par value £0.000025 per ordinary share (each such acquired ordinary share, a “Scheme Share”), which, for the avoidance of doubt, will include ordinary shares held by The Bank of New York Mellon (the “Depositary”) (or to the extent that the Depositary is not itself the registered holder of such shares that underly the Company’s American Depositary Shares (the “ADSs”), each representing one (1) ordinary share, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement, dated as of April 29, 2021, among the Company, the Depositary, and all holders from time to time of the ADSs, as may be amended from time to time), from the holders of Scheme Shares whose names appear in the register of members of the Company at the Scheme Effective Time) in accordance with the provisions of the Scheme of Arrangement, and each Scheme Share will be converted into the right to receive (i) one (1) share of common stock, $0.0001 par value per share, of Topco (the “Topco Common Stock”) subject to and strictly in accordance with the terms of the Scheme of Arrangement plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share. Following the Scheme Effective Time, Topco may in its discretion elect to commence a self-tender offer (“Self-Tender Offer”) to purchase up to $27.0 million in shares of Topco Common Stock then issued and outstanding, which Self-Tender Offer, if elected, will be consummated prior to the Merger.
At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of Clywedog (the “Clywedog Common Stock”) and each share of Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog (the “Clywedog Preferred Stock”, and together with the Clywedog Common Stock, the “Clywedog Capital Stock”), other than Clywedog Capital Stock held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 of shares of Topco Common Stock rounded down to the nearest whole share plus (ii) cash in lieu of any fractional shares.
The closing of the Contemplated Transactions is subject to the satisfaction or waiver of certain customary conditions, including, among other things: (i) the effectiveness of a registration statement (the “Registration Statement”) to register the shares of Topco Common Stock to be issued in connection with the Combinations; (ii) approvals by the Company’s shareholders of the Scheme Transaction and certain related matters, and sanction by the Court of the Scheme Transaction; (iii) approval by Clywedog’s stockholders of the Merger Agreement, the Merger and Contemplated Transactions; (iv) the approval for listing by the Nasdaq Stock Market of the shares of Topco Common Stock issuable in the Combinations, subject to official notice of issuance; (v) the completion of the Self-Tender Offer to the extent that Topco elects to commence the Self-Tender Offer; (ivi) minimum cash requirements for each party.
The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the closing under certain specified circumstances. Either the Company or Clywedog may terminate the Merger Agreement if, among other things: (i) the closing date will not have occurred by September 30, 2026, subject to up to a 60 day extension if the U.S. Securities and Exchange Commission (the “SEC”) has not declared effective the Registration Statement by July 31, 2026, (ii) a governmental authority of competent jurisdiction has issued a final, non-appealable order prohibiting the Contemplated Transactions, (iii) the required Company shareholder approval or Clywedog shareholder approval is not obtained in accordance with the Merger Agreement, (iv) the Scheme of Arrangement is not sanctioned by the Court, or (v) another party breaches or fails to perform in any material respect any of its covenants or any of the other party’s representations or warranties are inaccurate and such breach, failure to perform or inaccuracy would result in certain of the closing conditions not being satisfied, subject to a cure period.
Basis of presentation
The Company’s unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial statements. Certain information and footnote disclosures normally included in financial

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
Certain notes or other information that are normally required by GAAP have been omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2024. The condensed consolidated balance sheet as of December 31, 2024, was derived from the audited financial statements but does not contain all of the footnote disclosures from the annual financial statements.
As of September 30, 2025, the Company had cash, cash equivalents and restricted cash of $75.7 million and an accumulated deficit of $293.0 million, and the Company expects to incur losses for the foreseeable future. The Company expects that its cash, cash equivalents and restricted cash will be sufficient to fund current operations for at least the next twelve months from the issuance of these condensed consolidated financial statements. The Company expects to continue to incur costs and expenditures in connection with the process of consummating the Contemplated Transactions. If such activities are not successful, the Company expects to seek additional funding through equity financing, government or private-party grants, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or rights of the Company’s stockholders. If the Company is unable to obtain sufficient capital, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. If the Contemplated Transactions are consummated, any additional funding will be sought by the combined company.
The unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.
Unaudited Condensed Consolidated Financial Information
The accompanying Condensed Consolidated Balance Sheets as of September 30, 2025, and December 31, 2024, the Condensed Consolidated Statements of Operations and Comprehensive Loss, Condensed Consolidated Statements of Changes in Stockholders’ Equity and the Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2025 and 2024 are unaudited. These unaudited condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements contained elsewhere in this proxy statement/prospectus. In the Company’s opinion, the unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of its financial position as of September 30, 2025, its results of operations for the three and nine months ended September 30, 2025, and 2024, and its cash flows for the nine months ended September 30, 2025, and 2024. The results of operations for the three and nine months ended September 30, 2025, are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or any other interim periods.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
2.   Summary of Significant Accounting Policies
The accounting policies of the Company are set forth in Note 2 to the consolidated financial statements contained in the Annual Report, except as discussed below related to newly adopted accounting pronouncements.
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.
During the current quarter, the Company updated certain estimates related to the carrying value of long-lived assets as a result of the announced Contemplate Transactions with Clywedog. The adjustment reflects updated assumptions regarding expected future cash flows and market participant perspectives. Additional information regarding this change in estimate and its impact on the financial statements is included in Note 7.
As of the date of issuance of these unaudited condensed consolidated financial statements, the Company is not aware of any other specific event or circumstance that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the unaudited condensed consolidated financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the Company’s financial statements.
Recently issued accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that the Company adopts as of the specified effective date. The Company qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected not to “opt out” of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company can adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company.
The Company has reviewed all recently issued standards and have determined that such standards do not or are not expected to have a material impact on its condensed consolidated financial statements or do not otherwise apply to its current operations.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. This ASU amends the guidance for identifying the accounting acquirer in transactions involving variable interest entities (“VIEs”) where the transaction is achieved primarily through the exchange of equity interests, aligning it more closely with the guidance for voting interest entities. The amendments are effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company elected to early adopt ASU 2025-03 as of July 1, 2025. The adoption did not have a material impact

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
on the our consolidated financial statements. The Company will apply the amended guidance prospectively to applicable transactions.
In January 2025, the FASB issued ASU 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, in which the Board’s intent in the basis of conclusion of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting this standard to determine its impact on its disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregation of specific expense categories in the notes to the financial statements and a qualitative description of the remaining expense amounts not separately disaggregated. This standard is effective for annual reporting periods beginning after December 15, 2026, and requires prospective application with the option to apply it retrospectively. The Company is currently evaluating the impact of adopting this standard to determine its impact on its disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This standard is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this standard to determine its impact on its disclosures.
3.   Segment information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”), the Company’s Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. The CODM approves key operating and strategic decisions, including key decisions in clinical development and clinical operating activities, entering into significant contracts and approves the Company’s consolidated operating budget. The Company views its operations and manages its business as one operating segment, the research and development of immunotherapies and vaccines. The CODM uses loss before income tax to monitor budget versus actual results and decide how to use the Company’s resources. As the Company operates in one operating segment, all required financial segment information can be found in these condensed consolidated financial statements. The following table is a summary of the Company’s significant segment expenses:
	Three months ended September 30, 2025	Three months ended September 30, 2024	Change
Direct research and development expenses:
VTP-1000 Celiac	$1,420	$1,751	$(331)
VTP-300 HBV	1,632	2,748	(1,116)
Other clinical programs(1)	—	1,308	(1,308)
Other pre-clinical programs	437	707	(270)
Total direct research and development expenses	3,489	6,514	(3,025)
Indirect research and development expenses:
Personnel-related (including share-based compensation)(2)	1,667	3,871	(2,204)

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
	Three months ended September 30, 2025	Three months ended September 30, 2024	Change
Facility related	166	214	(48)
Other indirect costs	68	540	(472)
Total indirect research and development expenses	1,901	4,625	(2,724)
Total research and development expenses	$5,390	$11,139	$(5,749)

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Change
Direct research and development expenses:
VTP-1000 Celiac	$4,184	$4,496	$(312)
VTP-300 HBV	4,819	7,695	(2,876)
Other clinical programs(1)	1,384	4,201	(2,817)
Other pre-clinical programs	1,305	2,398	(1,093)
Total direct research and development expenses	11,692	18,790	(7,098)
Indirect research and development expenses:
Personnel-related (including share-based compensation)(2)	8,061	12,968	(4,907)
Facility related	850	947	(97)
Other indirect costs	1,030	1,221	(191)
Total indirect research and development expenses	9,941	15,136	(5,195)
Total research and development expenses	$21,633	$33,926	$(12,293)

(1)
This includes expenses relating to the infectious disease and oncology programs; VTP-850 Prostate cancer, VTP-200 HPV, VTP-600 NSCLC (the Phase 1/2a trial is sponsored by Cancer Research UK) and VTP-500 MERS (funded pursuant to an agreement with the Coalition for Epidemic Preparedness Innovations (“CEPI”)). Expenses relating to these programs were previously presented separately, but are now aggregated for the prior period comparative.

(2)
This includes $0.1 million and $0.2 million for the three and nine months ended September 30, 2025, respectively (three and nine months ended September 30, 2024:$0.6 million and $0.6 million, respectively) of personnel-related indirect expenses relating to time spent progressing the VTP-500 MERS program, which is funded by CEPI.

The Company operates in two geographic regions: the U.S. and the U.K. The following table summarizes the Company’s assets held for sale and long-lived assets, which include the Company’s intangible assets, property and equipment, net, and right-of-use assets, by geography:
	September 30, 2025	December 31, 2024
United States	$21,490	$28,907
United Kingdom	138	4,797
	$21,628	$33,704

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
4.   Foreign Currency Translation in General and Administrative Expenses
The aggregate, net foreign exchange gain or loss recognized in general and administrative expenses for the three and nine months ended September 30, 2025 was a gain of $3.0 million and loss of $9.4 million, respectively (three and nine months ended September 30, 2024: $7.7 million loss and $6.6 million loss, respectively).
5.   Net Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share for the three and nine months ended September 30, 2025, and 2024 (in thousands, except number of shares):
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Numerator:
Net loss	$(14,571)	$(8,129)	$(55,355)	$(40,592)
Net loss attributable to noncontrolling interest	5	15	17	58
Net loss attributable to Barinthus Biotherapeutics plc shareholders	$(14,566)	$(8,114)	$(55,338)	$(40,534)
Denominator:
Weighted-average ordinary shares outstanding, basic	40,661,118	39,419,447	40,424,735	39,079,259
Weighted-average ordinary shares outstanding, diluted	40,661,118	39,419,447	40,424,735	39,079,259
Net loss per share attributable to ordinary shareholders, basic	$(0.36)	$(0.21)	$(1.37)	$(1.04)
Net loss per share attributable to ordinary shareholders, diluted	$(0.36)	$(0.21)	$(1.37)	$(1.04)
Since the Company was in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share, as the inclusion of all potential ordinary share equivalents outstanding would have been anti-dilutive. As of September 30, 2025, 6,231,609 potential ordinary shares issuable for stock options were excluded from the computation of diluted weighted-average shares outstanding because including these shares would have had an anti-dilutive effect (September 30, 2024: 7,340,000).
6.   Property and Equipment, Net
Depreciation expense for the three and nine months ended September 30, 2025 was $0.1 million and $2.6 million, respectively (three and nine months ended September 30, 2024: $0.7 million and $2.0 million, respectively).
During the three and nine months ended September 30, 2025, the Company recorded a gain of $0.05 million and $0.3 million, respectively, from the sale of U.K. laboratory equipment (three and nine months ended September 30, 2024: nil). The recorded associated proceeds from the equipment sale for the three and nine months ended September 30, 2025 was $0.2 million and $0.7 million, respectively (three and nine months ended September 30, 2024: nil).
As of September 30, 2025, the Company had $0.1 million (December 31, 2024: nil) of U.K. laboratory equipment as held for sale in the condensed consolidated balance sheet. The Company measures assets held

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
for sale at the lower of the carrying amount or fair value less cost to sell. The sale of U.K. laboratory equipment is expected to be completed in 2025.
7.   Intangible Assets, Net
The gross amount of amortizable intangible assets, consisting of acquired developed technology, was $31.6 million as of both September 30, 2025 and December 31, 2024, and accumulated amortization was $16.7 million and $9.7 million as of September 30, 2025 and December 31, 2024, respectively. For the three and nine months ended September 30, 2025 impairment of long-lived assets expense was $4.7 million (three and nine months ended September 30, 2024: nil). The amortization expense for the three and nine months ended September 30, 2025 was $0.8 million and $2.4 million, respectively (three and nine months ended September 30, 2024: $0.8 million and $2.4 million, respectively). The estimated annual amortization expense is $2.5 million for the years 2025 through 2031.
During the quarter ended September 30, 2025, the Company announced it had entered into a definitive merger agreement to combine in an all-stock transaction with Clywedog. The indicative offer price was below fair value of the Company’s net assets expected at completion and below prior valuations utilized in our most recent impairment assessments, thereby constituting an impairment triggering event. As a result, the Company recorded a total impairment charge for acquired development technology intangible assets of $4.7 million during the quarter. The determination of the fair value of the Company’s net assets expected at completion, is a non-recurring fair value measurement. Additional triggers for impairment may be identified prior to completion of the Contemplated Transactions, as the purchase price accounting is finalized.
8.   Prepaid Expenses and Other Current Assets (in thousands):
	September 30, 2025	December 31, 2024
Prepayments	$5,412	$5,771
Value Added Tax receivable	189	—
Accrued income	72	88
Other	663	344
Total	$6,336	$6,203
9.   Accrued Expenses and Other Current Liabilities (in thousands):
	September 30, 2025	December 31, 2024
Accrued manufacturing and clinical expenses	$2,079	$3,326
Value Added Tax payable	—	2,416
Accrued bonus	308	1,774
Accrued payroll and employee benefits	621	656
Accrued professional fees	2,473	737
Accrued other(1)	1,200	616
Total	$6,681	$9,525

(1)
Included in Accrued other as of September 30, 2025 is a provision of $0.7 million for severance costs for the reduction in workforce.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
10.   Grant Income
Coalition for Epidemic Preparedness Innovations (“CEPI”) Funding Agreement
On December 20, 2023, Barinthus Biotherapeutics (UK) Limited, the Chancellors, Masters and Scholars of the University of Oxford (“Oxford,” together with Barinthus Biotherapeutics (UK) Limited, the “Partners”) and the Coalition for Epidemic Preparedness Innovations (“CEPI”) entered into a Funding Agreement (the “Funding Agreement”) pursuant to which CEPI will provide funding of up to $34.8 million to the Company to advance the development of VTP-500, the Company’s vaccine candidate against Middle East Respiratory Syndrome (“MERS,” and such development activities, the “Project”). In December 2023, VTP-500 received PRIME (PRIority MEdicines) designation by the European Medicines Agency. There have been no changes to the terms or conditions of the grant since the previous reporting period.
In January 2025, the Company announced its strategic focus on developing a pipeline in I&I, and the deprioritization of its programs in infectious disease and oncology. The Company intends to exit the Funding Agreement as part of aligning resources in accordance with the Company’s strategy.
During the nine months period ended September 30, 2025, nil (September 30, 2024: $3.0 million) proceeds have been received. For the three and nine months ended September 30, 2025 $0.1 million and $0.4 million, respectively (three and nine months ended September 30, 2024: $0.2 million and $1.0 million, respectively) income has been recognized in relation to this contract. This is presented as other operating income in the condensed consolidated statements of operations and comprehensive loss.
The Funding Agreement cash payments are restricted as to the use and management of the funds. The remaining unused amounts of the Funding Agreement cash payments of $1.4 million as of September 30, 2025 (December 31, 2024: $1.7 million) are reflected in restricted cash in the condensed consolidated balance sheets until expenditures contemplated in the Funding Agreement are incurred.
Deferred income
Deferred income relates to payments received from CEPI in advance of the eligible research and development expenses being incurred and are disclosed as deferred income separately in the condensed consolidated balance sheets. Deferred income is released to the condensed consolidated statements of operations and comprehensive loss in the period in which such research and development activities are actually performed in a manner that satisfies the conditions of the Funding Agreement.
Changes in deferred income during the three and nine months ended September 30, 2025 and 2024, are as follows (in thousands):
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Beginning balance	$1,525	$839	$1,738	$—
Cash payments received	—	1,360	—	2,989
Other operating income recognized related to the Funding Agreement	(84)	(210)	(426)	(992)
Foreign exchange translation	(38)	55	91	47
Ending balance	$1,402	$2,044	$1,402	$2,044

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
11.   Ordinary Shares
All ordinary shares rank pari passu as a single class. The following is a summary of the rights and privileges of the holders of ordinary shares as of September 30, 2025:
Liquidation preference:   in the event of the liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to holders of the ordinary shares shall be distributed amongst all holders of the ordinary shares in proportion to the number of shares held irrespective of the amount paid or credited as paid on any share.
Dividends:   The Company may, subject to the provisions of the Companies Act 2006 and its Articles, by ordinary resolution from time to time declare dividends to be paid to shareholders not exceeding the amount recommended by the Company’s board of directors. Subject to the provisions of the Companies Act 2006, insofar as, in the board of directors’ opinions, the Company’s profits justify such payments, the board of directors (the “Board”) may pay interim dividends on the Company’s ordinary shares.
Voting Rights:   Each holder of ordinary shares has the right to receive notice of, and to vote at, the Company’s general meetings. Each holder of ordinary shares who is present (in person or by proxy) at a general meeting on a show of hands has one vote and, on a poll, every such holder who is present (in person or by proxy) has one vote in respect of each share of which they are the holder.
Preemption rights:   Pursuant to section 561 of the Companies Act 2006, shareholders are granted preemptive rights when new shares are issued for cash. However, it is possible under the Articles, for shareholders at a general meeting representing at least 75% of the Company’s ordinary shares present (in person or by proxy) and eligible to vote at that general meeting, to disapply these preemptive rights by passing a special resolution. Such a disapplication of preemption rights may be for a maximum period of up to five years from the date on which the shareholder resolution was passed. In either case, this disapplication would need to be renewed by the Company’s shareholders upon its expiration (i.e., at least every five years) to remain effective.
On April 21, 2021, the Company’s shareholders approved the disapplication of preemptive rights for a period of five years from the date of approval by way of a special resolution of shareholders. This included the disapplication of preemption rights in relation to the allotment of the Company’s ordinary shares in connection with the initial public offering (“IPO”). This disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
On November 6, 2023, the Company held a general meeting where its shareholders approved resolutions granting the Board or any duly authorized committee of the Board the authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company free from pre-emption rights. Pursuant to such approval, the Board was authorized to allot shares up to an aggregate nominal amount of £1,928 free from statutory pre-emption rights. The granting of this authority and the corresponding disapplication of preemptive rights was in addition to all subsisting authorities. This disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).
12.   Deferred Shares
All deferred shares rank pari passu as a single class. The deferred shares do not have rights to dividends or to any other right of participation in the profits of the Company. On a return of assets on liquidation, the deferred shares shall confer on the holders thereof an entitlement to receive out of the assets of the Company available for distribution amongst the shareholders (subject to the rights of any new class of shares with preferred rights) the amount credited as paid up on the deferred shares held by them respectively after (but only after) payment shall have been made to the holders of the ordinary shares of the amounts paid up or

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
credited as paid up on such shares and the sum of £1.0 million in respect of each ordinary share held by them respectively. The deferred shares shall confer on the holders thereof no further right to participate in the assets of the Company. The Company’s deferred A shares with a nominal value of £1.00 each remain in issue for the purposes of satisfying the minimum share capital requirements for a public limited company as prescribed by the Companies Act 2006.
13.   Fair Value
The Company’s financial instruments consist of cash, cash equivalents and restricted cash, accounts payable, certain accrued expenses, and contingent consideration. The carrying amounts of cash, cash equivalents and restricted cash, accounts payable and accrued expenses approximated their respective fair value due to the short-term nature and maturity of these instruments.
As of September 30, 2025, the Company had a contingent consideration liability of $2.5 million related to the acquisition of Avidea. Avidea’s stockholders may be entitled to receive an aggregate of up to $40.0 million in additional payments, payable in a combination of cash and American Depositary Shares, upon the achievement of certain milestones. To date, the Company has made settlement payments of $0.5 million. The fair value of the contingent consideration is a Level 3 valuation and determined using the cost approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration are the probability of success of achievement of the milestones and the expected date of the milestone achievement. Significant judgment is employed in determining the appropriateness of certain of these inputs. Significant increases (decreases) in the probability of success of achievement of the milestones would have resulted in a significantly higher (lower) fair value measurement. Significant extension (reduction) in the expected date of the milestone achievement would have resulted in a significantly lower (higher) fair value measurement.
The following table summarizes changes to the Company’s financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy (in thousands):
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Beginning balance	$2,544	$1,888	$2,650	$1,823
Change in fair value recognized in net loss	17	(378)	(322)	(300)
Foreign exchange translation recognized in other comprehensive loss	(53)	100	180	87
Ending balance	$2,508	$1,610	$2,508	$1,610
14.   Share-Based Compensation
During the nine month period ended September 30, 2025, in accordance with the terms of the Annual Increase of the Barinthus Biotherapeutics plc Award Plan 2021 (the “Plan”), the total number of ordinary shares available for issuance under the Plan increased by 4% of the Company’s issued and outstanding ordinary shares as of January 1, 2025.
For the nine months ended September 30, 2025, the Company granted 1,470,812 options to employees and directors with a weighted average grant date fair value of $0.85 per share and a weighted average exercise price of $1.00 per share (September 30, 2024: granted 1,953,422 options, weighted average grant date fair value of $2.71 per share and a weighted average exercise price of $3.41 per share). For the nine months ended September 30, 2025, 1,931,878 options (September 30, 2024: 658,512) were forfeited.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The fair value of each stock option issued to employees was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions:
	Nine months ended September 30,
	2025	2024
Expected volatility	114.1%	108.7%
Expected term (years)	6.0	6.0
Risk-free interest rate	4.4%	4.0%
Expected dividend yield	—%	—%
As of September 30, 2025, 6,231,609 options with a weighted average exercise price of $6.21 per share were outstanding (September 30, 2024: 7,340,000 options with a weighted average exercise price of $6.03 per share were outstanding). As of September 30, 2025, there was $1.0 million unrecognized compensation cost related to stock options, which is expected to be recognized over a weighted average period of 1.7 years.
Share based compensation expense is classified in the unaudited condensed consolidated statements of operations and comprehensive loss as follows (in thousands):
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Research and development	$(308)	$394	$(241)	$1,611
General and administrative	(107)	750	13	2,343
Total	$(415)	$1,144	$(228)	$3,954
15.   Commitments and Contingencies
In-License Agreements
The Company is party to a number of licensing agreements, most of which are with related parties. These agreements serve to provide the Company with the right to develop and exploit the counterparties’ intellectual property for certain medical indications. As part of execution of these arrangements, the Company paid certain upfront fees, which have been expensed as incurred because the developing technology has not yet reached technical feasibility, the lack of alternative use, and the lack of proof of potential value. The agreements cover a variety of fields, including influenza, cancer, human papillomavirus infection, (“HPV”), hepatitis B virus (“HBV”) and MERS. The Company’s obligations for future payments under these arrangements are dependent on its ability to develop promising drug candidates, the potential market for these candidates and potential competing products, and the payment mechanisms in place in countries where the Company retains the right to sell. Each agreement provides for specific milestone payments, typically triggered by achievement of certain testing phases in human candidates, and future royalties ranging from 1% to 5% for direct sales of a covered product to 3% to 7% of net payments received for allowable sublicenses of technology developed by the Company. The obligation to make these payments is contingent upon the Company’s ability to develop candidates for submission for phased testing and approvals, and for the development of markets for the products developed by the Company. The Company has not made or accrued any material payments under these license agreements during the nine month periods ended September 30, 2025 and 2024.
Leases
The Company leases certain laboratory and office space under operating leases, which are described below.

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
The Harwell Science and Innovation Campus, Oxfordshire
On September 3, 2021, the Company entered into a lease agreement for the lease of approximately 31,000 square feet in Harwell, Oxfordshire which expires in September 2031. As the Company’s leases typically do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date, being the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company has provided the lessor with a refundable security deposit of $0.7 million which is included in Other assets.
In August 2025, the Company ceased the research and development activities undertaken in the laboratory and is transitioning the remaining clinical and operational workforce to remote roles. The Company is actively marketing the building in Harwell, Oxfordshire, for the remainder of the lease. In 2024, an impairment charge to write down the U.K. operating lease right-of-use asset to the estimated recoverable amount has been recorded and the estimated useful life of the asset reduced.
Germantown, Maryland
On June 14, 2022, the Company entered into a lease agreement for the lease of approximately 19,700 square feet in Germantown, Maryland. The site houses the Company’s state-of-the-art wet laboratory in the United States of America. The lease expires on February 28, 2034, with the Company having a single right to extend for an additional five years on the same terms and conditions other than for the base rent. The Company had a rent-free period up to February 29, 2024, and was entitled to up to $3.5 million for leasehold improvements to the premises desired by the Company. The Company has provided the lessor with a refundable security deposit of $0.2 million which is included in Other assets.
The Company recorded a right-of-use asset and a lease liability on the effective date of the lease term. The Company’s right-of-use asset and lease liability are as follows (in thousands):
	September 30, 2025	December 31, 2024
Right-of-use asset	$2,063	$4,384
Lease liability, current	$2,017	$1,920
Lease liability, non-current	$9,553	$10,087
	Nine months ended September 30,
	2025	2024
Other information
Operating cash flows from operating leases	$1,477	$1,306
Weighted average remaining lease term (years)	7.22	8.19
Weighted average discount rate	7.5%	7.5%
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Lease Cost
Operating leases	1,449	369	$3,108	$1,086
Total lease cost	$1,449	$369	$3,108	$1,086

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Future annual minimum lease payments under operating leases as of September 30, 2025, were as follows (in thousands):
Remainder of 2025	$503
2026	2,023
2027	2,047
2028	2,073
2029	2,099
Thereafter	6,067
Total minimum lease payments	$14,812
Less: imputed interest	(3,242)
Total lease liability	$11,570
Contemplated Transactions
On September 29, 2025, the Company entered into a merger agreement to combine with Clywedog, a private company advancing novel breakthrough medicines in diabetes. The Contemplated Transactions are expected to close in the first half of 2026, subject to customary closing conditions. In connection with this strategic combination, the Company may incur additional or contingent costs, including transaction-related legal and advisory fees, and other expenses. The timing and magnitude of these costs remain uncertain, and the Company has not accrued future strategic transaction costs as of the period ended September 30, 2025, as the obligations will arise as the transaction progresses to close. Regardless of the outcome, there are anticipated additional costs and a focus of management resources on the strategic transaction which may or may not complete.
Other contingencies
As of the date of this proxy statement/prospectus, the Company does not believe it is party to any claim or litigation the outcome of which, if determined adversely to it, would individually or in the aggregate be reasonably expected to have a material adverse effect on the Company’s business. However, from time to time, the Company could be subject to various legal proceedings and claims that arise in the ordinary course of its business activities. Regardless of the outcome, legal proceedings can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.
16.   Related Party Transactions
During the three and nine months ended September 30, 2025, the Company recognized license revenue of nil (three and nine ended September 30, 2024: $15.0 million), from Oxford University Innovation Limited, which is a wholly owned subsidiary of the Company’s shareholder, the University of Oxford.
During the three and nine months ended September 30, 2025, the Company incurred expenses, related to clinical study costs, of $0.1 million and $0.4 million, respectively (three and nine months ended September 30, 2024: $0.2 million and $0.7 million, respectively) from Oxford University Innovation Limited.
17.   Subsequent Events
In October 2025 the Company granted an aggregate of 886,018 restricted stock units (“RSUs”) to employees under the Plan. The RSUs will vest in full following the closing of the Contemplated Transactions, subject to the employee’s continued employment with the Company through such vesting date, and were granted as part of the Company’s equity incentive program to support employee retention and alignment with

BARINTHUS BIOTHERAPEUTICS PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
shareholder interests. The financial impact of this grant will be reflected in future periods in accordance with applicable accounting standards
In October 2025, the Company received $3.6 million in cash related to the research and development (“R&D”) tax credit on qualifying expenditures incurred during the financial year ended December 31, 2024.

CLYWEDOG THERAPEUTICS, INC.
Consolidated Financial Statements
And Report of Independent Registered Public Accounting Firm
As of and for the years ended December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders of
Clywedog Therapeutics, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Clywedog Therapeutics, Inc. and subsidiary (“the Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ deficit, and statements of cash flows, for each of the two years in the periods ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Clywedog Therapeutics, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the periods ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt About the Entity’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the entity has suffered recurring losses from operations, has experienced negative cash flows from operating activities since inception, and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Basis for Opinion
These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Clywedog Therapeutics, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Clywedog Therapeutics, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as Clywedog Therapeutic, Inc.’s auditor since 2025.
East Brunswick, New Jersey
November 7, 2025
PCAOB ID Number 100

CLYWEDOG THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS
	December 31,
	2024	2023
Assets
Current assets:
Cash	$2,789,483	$2,408
Prepaid research and development expenses	4,697,815	—
Other assets	—	20
Total assets	$7,487,298	$2,428
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accrued expenses and other current liabilities	$108,306	$117,200
Total current liabilities	108,306	117,200
Notes payable – related parties	2,710,770	—
SAFE liability – related parties	10,944,000	—
Total liabilities	13,763,076	117,200
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.0001 par value: 6,476,164 shares authorized, issued, and outstanding at December 31, 2024 and 3,600,000 shares authorized, issued, and outstanding at December 31, 2023; Aggregate liquidation preference of $13,509,997 and $7,510,000 at December 31, 2024 and 2023, respectively	12,774,386	6,774,389
Stockholders’ Deficit
Common stock: $0.0001 par value; 16,476,164 shares authorized; 1,512,000 shares issued and outstanding	151	151
Additional paid-in capital	(131)	(131)
Accumulated deficit	(19,050,184)	(6,889,181)
Total stockholders’ deficit	(19,050,164)	(6,889,161)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$7,487,298	$2,428
The accompanying notes are an integral part of these consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
	Years Ended December 31,
	2024	2023
Operating expenses:
Research and development	$10,862,250	$112,500
General and administrative	350,908	47,363
Total operating expenses	11,213,158	159,863
Loss from operations	(11,213,158)	(159,863)
Other expense:
Interest expense – related parties	(3,845)	—
Loss on issuance of SAFE instruments	(944,000)	—
Total other expense, net	(947,845)	—
Net loss	$(12,161,003)	$(159,863)
Net loss per share attributable to common stockholders, basic and diluted	$(8.04)	$(0.11)
Weighted-average shares of common stock outstanding, basic and diluted	1,512,000	1,512,000
The accompanying notes are an integral part of these consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
	Redeemable Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of December 31, 2022	3,600,000	$6,774,389	1,512,000	$151	$(131)	$(6,729,318)	$(6,729,298)
Net loss	—	—	—	—	—	(159,863)	(159,863)
Balance as of December 31, 2023	3,600,000	6,774,389	1,512,000	151	(131)	(6,889,181)	(6,889,161)
Issuance of series seed redeemable convertible preferred stock	2,876,164	5,999,997	—	—	—	—	—
Net loss	—	—	—	—	—	(12,161,003)	(12,161,003)
Balance as of December 31, 2024	6,476,164	$12,774,386	1,512,000	$151	$(131)	$(19,050,184)	$(19,050,164)
The accompanying notes are an integral part of these consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(12,161,003)	$(159,863)
Adjustment to reconcile net loss to net cash used in operating activities:
License expense – related parties	2,706,925	—
Interest expense – related parties	3,845	—
Loss on issuance of SAFE instruments	944,000	—
Changes in operating assets and liabilities:
Prepaid research and development expenses	(4,697,815)	—
Other assets	20	—
Accrued expenses and other current liabilities	(8,894)	115,800
Net cash used in operating activities	(13,212,922)	(44,063)
Cash flows from financing activities:
Proceeds from issuance of series seed redeemable convertible preferred stock	5,999,997	—
Proceeds from issuance of SAFE instruments	10,000,000	—
Net cash provided by financing activities	15,999,997	—
Net increase (decrease) in cash	2,787,075	(44,063)
Cash, beginning of year	2,408	46,471
Cash, end of year	$2,789,483	$2,408
The accompanying notes are an integral part of these consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.   Organization and Description of Business
Clywedog Therapeutics, Inc. (the “Company”), is a biopharmaceutical company involved in the discovery and development of small molecule modulators that target essential signaling pathways involved in development of major metabolic disease, such as type 1 diabetes, type 2 diabetes, and systemic lupus erythematosus, with the goal of prevention or reversal of such diseases. The Company was incorporated as Vyrnwy Therapeutics Inc. on December 17, 2020, pursuant to the laws of the State of Delaware. The Company subsequently changed its name to Clywedog Therapeutics, Inc. on October 10, 2024. The Company’s headquarters are in Dover, Delaware.
Development-Stage Risks and Liquidity
The Company has a limited operating history and has incurred recurring losses and negative operating cash flows since inception. As of December 31, 2024, the Company had an accumulated deficit of $19.1 million. The Company has been primarily performing research and development activities, establishing and maintaining its intellectual property, and raising capital to support and expand its operations. To date, the Company has funded its operations primarily through the sale of its series seed redeemable convertible preferred stock and the issuance of Simple Agreements for Future Equity (“SAFEs” or “SAFE instruments”). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. No assurance can be given that any such financing will be available when needed or that the Company’s research and development efforts will be successful. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued.
The Company’s financial statements have been prepared on the basis of the Company continuing as a going concern, which assumes the continuity of operations, the realization of assets and the settlement of liabilities and commitments as they come due in the normal course of business.
Achieving profitability is dependent upon the successful development, approval and commercialization of the Company’s product candidate and achieving a level of revenues adequate to support the Company’s expense structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. The Company intends to fund future operations through additional financings, which may include public or private equity or debt financings. The sale of equity or other securities may result in dilution to the Company’s stockholders and certain of those securities may have rights senior to those of the Company’s existing capital stock. The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress the Company makes on its discovery and development efforts. Funding may not be available when needed, at all, or on terms acceptable to the Company. Lack of necessary funds may require the Company, among other things, to delay, scale back or eliminate some or all of the Company’s planned operations.
The Company’s future results of operations involve a number of other risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s current and potential future product candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals or sole-source suppliers.
The Company’s product candidates require approvals from the U.S. Food and Drug Administration and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed, or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.

2.   Significant Accounting Policies and Basis of Presentation
Basis of Presentation and Principles of Consolidation
The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Clywedog AU Pty Ltd, which was formed in December 2024 and had no operations during the year ended December 31, 2024. All intercompany accounts and transactions have been eliminated in consolidation
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary. The most significant estimates relate to the accrual of research and development expenses and valuation of the Company’s SAFE liabilities.
Cash
Cash is comprised of cash deposits held with financial institutions.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. Substantially all of the Company’s cash deposits are maintained at one financial institution domiciled in the United States. Amounts on deposit with this financial institution may, from time to time, exceed the federally insured limit. The Company is exposed to credit risk in the event of default by the financial institution holding its cash to the extent recorded in the balance sheet. The Company has not experienced any losses on its deposits. Losses incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Research and Development Costs
Research and development costs consist primarily of cost of subcontractors and materials used for research and development activities, including preclinical studies, materials and supplies, and professional services. The costs of services performed by others in connection with the research and development activities of the Company, including research and development conducted by others on behalf of the Company, is included in research and development costs and expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are probable to be achieved.
Asset Acquisitions
Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions, with a cost accumulation model used to determine the cost of the acquisition. Common stock issued as consideration in an acquisition of assets is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an acquisition of assets. Intangible assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development (“IPR&D”). Acquired IPR&D that has no alternative future use is expensed immediately in the statements of operations. See Note 9 for further information.
Fair Value Measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There were no transfers between Levels 1, 2, or 3, of such instruments during the years ended December 31, 2024 and 2023. The carrying amounts of the Company’s cash, prepaid expenses, accrued expenses and other current liabilities approximate their fair values due to their short-term nature. See Note 4 for further information.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings. As of December 31, 2024 and 2023, management believes it is more likely than not that no benefits will be derived from the Company’s deferred tax assets.
The Company recognizes an uncertain tax position in its financial statements when it concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. As of December 31, 2024 and 2023, the Company has not recorded any uncertain tax positions.
The tax years from 2021 and forward are subject to examination by federal tax and state tax authorities. In addition, tax years with net operating loss carryforwards are subject to examination, three years following the year they are utilized. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years is under examination.
The Company elected to record any interest or penalties related to income taxes as part of its income tax expense. There were no interest or penalties related to income taxes for the years ended December 31, 2024 and 2023.
SAFE Liability
The SAFE instruments issued in October 2024 and December 2024 have the potential for cash settlement upon the occurrence of certain “liquidity events” (including a change of control, direct listing, or initial public offering) and “dissolution events” (including voluntary termination of operations, a general assignment for the benefit of the Company’s creditors, or any other liquidation, dissolution or winding up of the Company (excluding a liquidity event), whether voluntary or involuntary). The instruments, at the election of the holder, can also be settled in shares of the Company’s common stock, which are contingently redeemable upon a liquidation event that may obligate the Company to transfer assets at some point in the future. The SAFE instruments were determined to be liability classified at issuance and recorded at estimated fair value. The SAFE instruments are subject to remeasurement at each reporting date with changes in estimated fair value recognized in other income (expense) in the statements of operations until settlement or termination in cash or shares. Refer to Note 4 for additional information.
Redeemable Convertible Preferred Stock
The Company records shares of its redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company classifies its preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” (including a merger, acquisition or sale of all or substantially all of the Company’s assets) that are not solely within the control of the Company, the shares would become redeemable at the option of the holders. The Company does not accrete the carrying values of the preferred stock to the redemption values since a liquidation event was not considered probable as of December 31, 2024 and 2023. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.
Net Loss Per Share Attributable to Common Stockholders
Net loss per share attributable to common stockholders is computed using the two-class method required for participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. The Company’s participating securities include the Company’s redeemable convertible preferred stock. The holders of redeemable convertible preferred stock do not have a contractual obligation to share in losses of the Company, and, therefore, the net loss was attributed entirely to common stockholders for all periods presented.
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive.
As of December 31, 2024 and 2023, 6,476,164 and 3,600,000 potential shares of common stock issuable upon conversion of the Company’s redeemable convertible preferred stock, respectively, were excluded from the computation of diluted net loss per share attributable to common stockholders, because including them would have had an anti-dilutive effect.
Segments
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources in assessing performance. The Company has one operating segment. The Company’s chief operating decision maker (“CODM”) is the executive team, which includes the Chief Executive Officer and Chairman and the President and Chief Operating Officer. The CODM assesses performance for its segment based on net loss, which is reported on the statements of operations and comprehensive loss. The measure of segment assets is reported on the balance sheet as total assets. The CODM is provided with forecasted entity-wide expense models in deciding how to invest into the segment. Other segment items included in the statements of operations for the years ended December 31, 2024 and 2023 of $1.0 million and $0.0 million, respectively, consisted of (i) related party interest expense, and (ii) loss on issuance of SAFE instruments.

Forward Stock Split
On September 29, 2025, the Company filed a Certificate of Amendment to its Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, which effected a 7.56-for-1 forward stock split (the “stock split”) of the Company’s issued and outstanding shares of common stock. As a result of the stock split, each share of common stock issued and outstanding was converted into 7.56 shares of common stock. No fractional shares were issued in connection with the stock split. All common share and per share amounts presented in the financial statements and accompanying notes have been retroactively adjusted to reflect the stock split.
Recently Adopted Accounting Pronouncements
The Company adopted the FASB’s ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires public companies to disclose for each reportable segment the significant expense categories and amounts for such expenses. The Company incorporated the improved segment disclosures in the summary of significant accounting policies, herein, the impact of which was not material.
Recently Issued Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024 and are applied prospectively. Early adoption and retrospective application of the amendments are permitted. The Company is currently evaluating the impact of this update on its financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statement disclosures.
3.   Balance Sheet Components
Accrued expenses and other current liabilities
	December 31,
	2024	2023
Research and development – related parties	$—	$112,500
Professional services and other general and administrative	108,306	4,700
Total accrued expenses and other current liabilities	$108,306	$117,200

4.   Fair Value Measurements
SAFE liabilities — related parties
The Company’s SAFE liabilities are Level 3 financial instruments measured at fair value on a recurring basis. The following table provides a summary of the changes in the estimated fair value of the SAFE liabilities:
For the Year Ended December 31, 2024
Issuance of SAFE instruments	$10,000,000
Loss on issuance of SAFE instruments	944,000
Balance at December 31, 2024	$10,944,000
Due to the short duration of time between the initial estimate of fair value of the SAFE liabilities as of the issuance date of December 26, 2024 and the fair value remeasurement date of December 31, 2024, the Company estimated that the change in fair value of the SAFE liabilities between those two dates is insignificant. Therefore, the Company has presented the fair value of the SAFE liabilities to be $10.9 million at both date of issuance and at December 31, 2024 in the accompanying consolidated financial statements.
The fair value of the SAFE liabilities were estimated using a Probability-Weighted Expected return Method using the following inputs:
Stock Price	$7.24 – $7.62
Volatility	102.0% – 118.0%
Discount rate	20.0%
Expected term to event (in years)	0.59 – 1.76
Probability of equity financing	42.5%
Probability of APO transaction	50.0%
Probability of liquidity event	5.0%
Probability of dissolution event	2.5%
5.   Commitment and Contingencies
Guarantees and Indemnification
In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of the status or service as directors or officers. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2024, the Company does not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.

6.   Redeemable Convertible Preferred Stock
In January 2021, the Company issued an aggregate of 2,173,424 shares of its series seed redeemable convertible preferred stock (“Preferred stock”) at a purchase price of $2.086111 per share in exchange for net cash proceeds of approximately $4.5 million.
Pursuant to the terms of the Series Seed Preferred Stock Purchase Agreement (the “Agreement”), the Company was obligated to sell additional shares of its preferred stock to the same investors at a cash purchase price of $2.086111 per share in two subsequent closings upon achievement of certain milestones. The first closing specified the sale and issuance of 713,288 shares of preferred stock on the achievement of the Target 1 milestone (the “First Tranche Closing”). The second closing specified the sale and issuance of an additional 713,288 shares of preferred stock on the achievement of the Target 2 milestone (the “Second Tranche Closing”). The Company determined that its obligation to issue additional shares represent freestanding instruments, initially recorded at fair value, with fair value changes recorded in other income (expense) in the statement of operations. In February 2022, the Company completed the First Tranche Closing and issued 713,288 shares of its preferred stock in exchange for gross cash proceeds of $1.5 million, thereby settling the First Tranche Closing tranche liability. In September 2022, the Company completed the Second Tranche Closing and issued 713,288 shares of its preferred stock in exchange for gross cash proceeds of $1.5 million, thereby settling the Second Tranche Closing tranche liability. Immediately prior to the closing of the First and Second Tranche Closings, the Company remeasured the respective tranche liability to its then fair value and the tranche liability balance was reclassified to convertible preferred stock.
In March 2024, the Agreement was amended to authorize the issuance of an additional 2,876,164 shares of its preferred stock at a purchase price of $2.086111 per share for gross cash proceeds of approximately $6.0 million.
Redeemable convertible preferred stock consisted of the following:
As of December 31, 2024
Class	Shares authorized	Shares issued and outstanding	Aggregate liquidation preference	Carrying value
Series Seed	6,476,164	6,476,164	$13,509,997	$12,774,386
As of December 31, 2023
Class	Shares authorized	Shares issued and outstanding	Aggregate liquidation preference	Carrying value
Series Seed	3,600,000	3,600,000	$7,510,000	$6,774,389
The following are the key terms of the preferred stock:
Dividends
The holders of shares of preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock, payable only if and when declared. Such dividends are non-cumulative.
After payment of any such dividends on the preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder of all shares of preferred stock were converted to common stock at the then effective conversion rate. No dividends have been declared to date.
Optional Conversion
Each share of preferred stock is convertible at the option of the holder at any time after the issuance date of such share into such number of shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price for such series. The initial conversion price per share for each series of preferred stock shall be the original issue price of $0.402594 per share. Adjustments to the conversion price, if any, occur if additional shares of common stock have been issued at a price less than the respective preferred stock.

Automatic Conversion
Each share of preferred stock will automatically convert into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon either of (1) the closing of the Company’s sale of its common stock in an initial public offering pursuant to a registration statement on Form S-1 that results in at least $30.0 million of gross proceeds; or (2) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock (voting together as a single class and not as separate series, and on an as-converted basis).
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the preferred stock are entitled to receive out of the proceeds or assets of the Company available for distribution to its stockholders, prior and in preference to any distribution of the proceeds to the holders of common stock, a liquidation preference in the amount per share equal to the sum of the original issue price of $2.086111 per share, plus any declared but unpaid dividends on such share.
If the assets of the Company are insufficient to pay the holders of the preferred stock the full amount, the holders of the preferred stock will share pro rata in any distribution of the assets available for distribution.
If preferential amounts are paid in full, the remaining assets of the Company are distributed among the holders of the preferred stock and common stock pro rata based on the number of shares held by each shareholder.
Voting Rights
Each share of preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Except as provided in the Company’s amended or restated articles of incorporation, the holders of preferred stock and the holders of common stock vote together as one single class.
The holders of preferred stock are entitled to elect two directors of the Company. The holders of preferred stock and common stock (voting together as a single class and on an as converted basis) are entitled to elect the two remaining directors.
Redemption
The preferred stock is not currently redeemable; however, it is redeemable at the option of the holders in the event of certain “liquidation events” (including a merger, acquisition or sale of all or substantially all of the Company’s assets) that are not solely within the control of the Company.
7.   Stockholders’ Deficit
The voting, dividend, and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the preferred stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of redeemable convertible preferred stock. As of December 31, 2023, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. The Company amended its certificate of incorporation in March of 2024 to increase the total number of shares of common stock authorized to be issued to 16,476,164. As of December 31, 2024, there are 1,512,000 shares of common stock issued and outstanding. The Company currently has 6,476,164 shares of common stock reserved for issuance upon the conversion of its outstanding redeemable convertible preferred stock.
8.   Income Taxes
There is no provision for income taxes for the years ended December 31, 2024 and 2023, because the Company has historically incurred operating losses and maintains a full valuation allowance against its deferred tax assets. The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities were as follows:
	December 31,
	2024	2023
Deferred tax assets:
Capitalized research and development expenditures	$2,711,302	$929,166
Net operating loss carryforwards	1,536,794	949,854
Research and development tax credits	1,017,368	487,273
Research and development tax credits (Reserve)	(254,342)	(121,819)
IPR&D	754,429	—
Total deferred tax assets	5,765,552	2,244,475
Less: valuation allowance	(5,765,552)	(2,244,475)
Deferred tax asset, net of valuation allowance	$—	$—
Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more likely than not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2024 and 2023. The valuation allowance increased by $3.5 million and $0.1 million during the years ended December 31, 2024 and 2023, respectively. The valuation allowance balance for the years ended December 31, 2024 and 2023 is $5.8 million and $2.2 million, respectively.
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	For the Years Ended December 31,
	2024	2023
Rate Reconciliation
Federal tax benefit at statutory rate	21.0%	21.0%
State tax, net of federal benefit	6.9	6.9
Permanent differences	(2.2)	—
Research and development credits	3.3	3.4
Change in valuation allowance	(29.0)	(31.3)
Effective tax rate	0.0%	0.0%
As of December 31, 2024 and 2023, the Company has federal net operating loss (“NOL”) carryforwards of approximately $6.2 million and $4.0 million, respectively, which are available to offset future federal taxable income. As of December 31, 2024 and 2023, the Company has state NOL carryforwards of approximately $3.6 million and $1.5 million, respectively, which are available to offset future state taxable income. As of December 31, 2024 and 2023, the Company has research and development tax credits of approximately $1.0 million and $0.5 million, respectively. The federal and state net operating loss carryforwards have no expiration. The research and development tax credit will begin to expire in 2041.
Net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service (the “IRS”) and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50% as defined under Sections 382 and 383 in the Internal Revenue Code, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the Company’s value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not yet conducted a study to determine if any such limitation exists.
The Tax Cuts and Jobs Act (“TCJA”) resulted in significant changes to the treatment of research and development (“R&D”) expenditures under Section 174. For tax years beginning after December 31, 2021,

taxpayers are required to capitalize and amortize all R&D expenditures that are paid or incurred in connection with their trade or business. Specifically, costs for U.S.-based R&D activities must be amortized over five years and costs for foreign R&D activities must be amortized over 15 years, both using a midyear convention. During the years ended December 31, 2024 and 2023, the Company capitalized $8.2 million and $0.1 million of R&D expenditures, respectively.
The Company has not recognized deferred tax assets for certain federal research and development tax credits related to uncertain tax positions, and that is included in the tabular rollforward of uncertain tax positions. A reconciliation of the beginning and ending of gross unrecognized tax benefits (“UTB”) is as follows:
	December 31,
	2024	2023
Unrecognized tax benefits at beginning of year	$121,819	$119,991
Additions based on tax positions related to:
Current year	132,523	1,828
Prior years	—	—
Reductions based on tax positions related to:
Prior years	—	—
Settlements	—	—
Lapse of statute of limitations	—	—
Unrecognized tax benefits at end of year	$254,342	$121,819
The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions and amounts have been recognized in the Company’s consolidated statements of operations. The Company is subject to examination by federal and state tax authorities regarding its R&D tax credit claims for tax years 2021 through 2023. The Company does not anticipate significant changes to the total amount of unrecognized tax benefits related to the R&D tax credit within the next twelve months.
9.   Related Party Transactions
Research and Development Arrangements with Related Parties
In January 2021, the Company entered into a Master Research and Development Agreement with ChemDiv, Inc. (“ChemDiv”), pursuant to which ChemDiv provides services related to preclinical drug discovery to the Company. Dr. Nikolay Savchuk, Chief Executive Officer (“CEO”) of the Company, is a stockholder of ChemDiv and a member of its board of directors. During the years ended December 31, 2024 and 2023, $4.4 million and $0.0 million was expensed as research and development cost in the statements of operations related to ChemDiv services. The Company recorded $0.4 million and $0.0 million as prepaid research and development expense in the balance sheets related to ChemDiv services as of December 31, 2024 and 2023, respectively.
In September 2023, the Company entered into a Master Research and Development Agreement with Expert Systems, Inc. (“Expert Systems”), a pharmaceutical company involved in the research, development, manufacturing, and sale of pharmaceutical products. An immediate family member of Dr. Savchuk, the Company’s CEO, has a direct interest in Expert Systems by virtue of his minority ownership in the Company. During the years ended December 31, 2024 and 2023, $3.7 million and $0.1 million was expensed as research and development cost in the statements of operations, respectively, related to Expert Systems services. As of December 31, 2024, $4.3 million in research and development cost was recorded as prepaid research and development expense in the balance sheet related to Expert Systems services. As of December 31, 2023, $0.1 million in research and development cost was recorded as accrued expenses in the balance sheets related to Expert Systems services.

Administrative Arrangements with Related Parties
In January 2021, the Company entered into an Administrative Services Agreement with Eil Therapeutics, Inc (“Eil”). Pursuant to such administrative services agreement, Eil agreed to provide the Company, directly or indirectly through its contractors, administrative support services and access to staff’s management experience and knowledge. Such services included general management and operations, including financial and accounting services, insurance program marketing, administration and various tax-related services. Dr. Savchuk, CEO of the Company, is also President of Eil. As of and during the years ended December 31, 2024 and 2023, amounts accrued in the balance sheets and expensed as general and administrative cost in the statements of operations related to Eil services were de minimis. The administrative services agreement with Eil was terminated by mutual consent of both parties on October 10, 2024.
Related Party Licensing and Notes Payable
In December 2024, the Company entered into license agreements with both of Mwyngil Therapeutics, Inc. (“Mwyngil”) (the “Mwyngil License Agreement”) and Bala Therapeutics, Inc. (“Bala”) (the “Bala License Agreement”). Bala is wholly-owned subsidiary of Eilean Therapeutics, LLC (“Eilean”), a party related though Dr. Iain Dukes, Chairman of the Company’s board of directors. Dr. Dukes has served as the Chief Executive Officer and Chairman of Eilean since February 2020. Mwyngil is a party related through both Dr. Dukes and Dr. Savchuk, CEO of the Company, who serve as President and CEO of Mwyngil, respectively.
Pursuant to the Mwyngil License Agreement and Bala License Agreement, the Company obtained exclusive, perpetual licensing rights for the development of (i) a NLRP3 inhibitor compound from Mwyngil, and (ii) the Balomenib ZE63-0302 compound from Bala (collectively, “the licenses”).
In exchange for the licenses, the Company issued promissory notes to Mwyngil and Bala of $1.4 million and $1.4 million, respectively, for payment of the license fee which was recorded immediately as research and development expense in the statement of operations for the year ended December 31, 2024. Each such promissory note bears interest at a rate of 7% per annum, compounded annually, and mature in December 2026. The promissory notes may be prepaid without penalty and provide for customary events of default. Interest expense recorded in the Company’s statements of operations relating to the promissory notes with Mwyngil and Bala during the year ended December 31, 2024 was de minimis. Because the licenses are IPR&D assets with no alternative future use, the fair value of the promissory notes issued as license fees to Mwyngil and Bala of $2.7 million was recorded immediately as research and development cost in the Company’s consolidated statement of operations for the year ended December 31, 2024.
10.   Subsequent Events
On February 1, 2025, the Company and Mwyngil entered into a termination agreement, whereby the Company and Mwyngil mutually agreed to terminate the Mwyngil Licensing Agreement and the related promissory note payable to Mwyngil, disclosed in Note 9. The Company and Mwnygil determined that their strategic, scientific and commercial priorities had shifted and no longer desired to pursue the development, manufacture, or commercialization of the NLRP3 inhibitor compound. All rights in and to the NLRP3 inhibitor compound revert to Mwyngil, free and clear of and license, security interest, lien, or encumbrance in favor of the Company. The Company recognized a gain on extinguishment of debt of approximately $1.4 million on the date of termination.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law in the United States. This legislation introduces several impactful provisions, including the permanent extension of select expiring provisions from the Tax Cuts and Jobs Act, as well as changes to the capitalization rules for research and development expenses, among other measures. The OBBBA contains various effective dates, with certain provisions taking effect in 2025 and others phased in through 2027. The Company is currently evaluating the potential implications of this legislation on its financial statements and related disclosures.
Entry Into a Material Definitive Agreement
On September 29, 2025, the Company, Barinthus Biotherapeutics plc (“Barinthus Bio”), a public limited company organized under the laws of England and Wales, Beacon Topco, Inc. (“Topco”), a

Delaware corporation and a direct wholly owned subsidiary of Barinthus Bio, and Cdog Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Topco, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law (the “Merger”). In connection with the Merger, Topco intends to change its corporate name to “Clywedog Therapeutics Holdings, Inc.”
At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of the Company and each share of Series Seed Preferred Stock, $0.0001 par value per share, of the Company (collectively, the “Company Capital Stock”), other than Company Capital Stock held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 of shares of Topco Common Stock plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share.
Upon the closing of the Merger (the “Closing”), stockholders of the Company will own approximately 66% of the combined company and Barinthus Bio shareholders will own approximately 34% of the combined company. The Closing is expected to occur in the first half of 2026.

CLYWEDOG THERAPEUTICS, INC.
Unaudited Condensed Consolidated Financial Statements
As of September 30, 2025 and December 31, 2024 and for the
Three and Nine Months Ended September 30, 2025 and 2024

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-73
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2025 and 2024	F-74
Unaudited Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the Three and Nine Months Ended September 30, 2025 and 2024	F-75
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2025 and 2024	F-76
Notes to Unaudited Condensed Consolidated Financial Statements	F-77

CLYWEDOG THERAPEUTICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
	September 30, 2025 (Unaudited)	December 31, 2024
Assets
Current assets:
Cash	$116,705	$2,789,483
Prepaid research and development expenses	1,299,332	4,697,815
Total assets	$1,416,037	$7,487,298
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$147,720	$—
Accrued expenses and other current liabilities	2,925,528	108,306
Total current liabilities	3,073,248	108,306
Notes payable – related parties	1,445,874	2,710,770
SAFE liabilities – related parties	12,443,000	10,944,000
Total liabilities	16,962,122	13,763,076
Commitments and contingencies (Note 5)
Redeemable convertible preferred stock, $0.0001 par value: 6,476,164 shares authorized, issued, and outstanding. Aggregate liquidation preference of $13,509,997	12,774,386	12,774,386
Stockholders’ Deficit
Common stock: $0.0001 par value; 16,476,164 shares authorized; 1,512,000 shares issued and outstanding	151	151
Additional paid-in capital	(131)	(131)
Accumulated deficit	(28,320,491)	(19,050,184)
Total stockholders’ deficit	(28,320,471)	(19,050,164)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$1,416,037	$7,487,298
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Operating expenses:
Research and development	$1,842,951	$1,350,206	$8,156,839	$3,909,825
General and administrative	734,214	31,966	879,364	40,717
Total operating expenses	2,577,165	1,382,172	9,036,203	3,950,542
Loss from operations	(2,577,165)	(1,382,172)	(9,036,203)	(3,950,542)
Other income (expense):
Gain on extinguishment of debt – related party	—	—	1,365,381	—
Interest expense – related parties	(30,519)	—	(100,485)	—
Gain (loss) on change in fair value of SAFE instruments	184,000	—	(1,499,000)	—
Total other income (expense), net	153,481	—	(234,104)	—
Net loss	$(2,423,684)	$(1,382,172)	$(9,270,307)	$(3,950,542)
Net loss per share attributable to common stockholders, basic and diluted	$(1.60)	$(0.91)	$(6.13)	$(2.61)
Weighted-average shares of common stock outstanding, basic and diluted	1,512,000	1,512,000	1,512,000	1,512,000
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
For the Three and Nine Months Ended September 30, 2025 and 2024
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2024	6,476,164	$12,774,386	1,512,000	$151	$(131)	$(19,050,184)	$(19,050,164)
Net loss	—	—	—	—	—	(3,485,572)	(3,485,572)
Balance as of March 31, 2025 (unaudited)	6,476,164	12,774,386	1,512,000	151	(131)	(22,535,756)	(22,535,736)
Net loss	—	—	—	—	—	(3,361,051)	(3,361,051)
Balance as of June 30, 2025 (unaudited)	6,476,164	12,774,386	1,512,000	151	(131)	(25,896,807)	(25,896,787)
Net loss	—	—	—	—	—	(2,423,684)	(2,423,684)
Balance as of September 30, 2025 (unaudited)	6,476,164	$12,774,386	1,512,000	$151	$(131)	$(28,320,491)	$(28,320,471)
	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023	3,600,000	$6,774,389	1,512,000	$151	$(131)	$(6,889,181)	$(6,889,161)
Issuance of series seed redeemable convertible preferred stock	2,876,164	5,999,997	—	—	—	—	—
Net loss	—	—	—	—	—	(1,677,309)	(1,677,309)
Balance as of March 31, 2024 (unaudited)	6,476,164	12,774,386	1,512,000	151	(131)	(8,566,490)	(8,566,470)
Net loss	—	—	—	—	—	(891,061)	(891,061)
Balance as of June 30, 2024 (unaudited)	6,476,164	12,774,386	1,512,000	151	(131)	(9,457,551)	(9,457,531)
Net loss	—	—	—	—	—	(1,382,172)	(1,382,172)
Balance as of September 30, 2024 (unaudited)	6,476,164	$12,774,386	1,512,000	$151	$(131)	$(10,839,723)	$(10,839,703)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(9,270,307)	$(3,950,542)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on extinguishment of debt – related party	(1,365,381)	—
Interest expense – related parties	100,485	—
Loss on change in fair value of SAFE instruments	1,499,000	—
Changes in operating assets and liabilities:
Prepaid research and development expenses	3,398,483	(112,500)
Accounts payable	147,720	—
Accrued expenses and other current liabilities	2,817,222	280,400
Net cash used in operating activities	(2,672,778)	(3,782,642)
Cash flows from financing activities:
Proceeds from issuance of series seed redeemable convertible preferred stock	—	5,999,997
Net cash provided by financing activities	—	5,999,997
Net (decrease) increase in cash	(2,672,778)	2,217,355
Cash, beginning of period	2,789,483	2,408
Cash, end of period	$116,705	$2,219,763
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
1.   Organization and Description of Business
Clywedog Therapeutics, Inc. (the “Company”) is a biopharmaceutical company involved in the discovery and development of small molecule modulators that target essential signaling pathways involved in development of major metabolic disease, such as type 1 diabetes, type 2 diabetes, and systemic lupus erythematosus, with the goal of prevention or reversal of such diseases. The Company was incorporated as Vyrnwy Therapeutics Inc. on December 17, 2020, pursuant to the laws of the State of Delaware. The Company subsequently changed its name to Clywedog Therapeutics, Inc. on October 10, 2024. The Company’s headquarters are in Dover, Delaware.
Development-Stage Risks and Liquidity
The Company has a limited operating history and has incurred recurring losses and negative operating cash flows since inception. As of September 30, 2025, the Company had an accumulated deficit of $28.3 million. The Company has been primarily performing research and development activities, establishing and maintaining its intellectual property, and raising capital to support and expand its operations. To date, the Company has funded its operations primarily through the sale of its series seed redeemable convertible preferred stock and the issuance of Simple Agreements for Future Equity (“SAFEs” or “SAFE instruments”). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its product candidates currently in development. Additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. No assurance can be given that any such financing will be available when needed or that the Company’s research and development efforts will be successful. These conditions raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date these condensed consolidated financial statements are issued.
The Company’s condensed consolidated financial statements have been prepared on the basis of the Company continuing as a going concern, which assumes the continuity of operations, the realization of assets and the settlement of liabilities and commitments as they come due in the normal course of business.
Achieving profitability is dependent upon the successful development, approval and commercialization of the Company’s product candidate and achieving a level of revenues adequate to support the Company’s expense structure. The Company may never achieve profitability, and unless and until it does, the Company will continue to need to raise additional capital. The Company intends to fund future operations through additional financings, which may include public or private equity or debt financings. The sale of equity or other securities may result in dilution to the Company’s stockholders and certain of those securities may have rights senior to those of the Company’s existing capital stock. The source, timing and availability of any future financing will depend principally upon market conditions, and, more specifically, on the progress the Company makes on its discovery and development efforts. Funding may not be available when needed, at all, or on terms acceptable to the Company. Lack of necessary funds may require the Company, among other things, to delay, scale back or eliminate some or all of the Company’s planned operations.
The Company’s future results of operations involve a number of other risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s current and potential future product candidates, uncertainty of market acceptance of the Company’s product candidates, competition from substitute products and larger companies, securing and protecting proprietary technology, strategic relationships and dependence on key individuals or sole-source suppliers.
The Company’s product candidates require approvals from the U.S. Food and Drug Administration and comparable foreign regulatory agencies prior to commercial sales in their respective jurisdictions. There

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
can be no assurance that any product candidates will receive the necessary approvals. If the Company was denied approval, approval was delayed, or the Company was unable to maintain approval for any product candidate, it could have a materially adverse impact on the Company.
Global Uncertainties
In February 2022, the Russian Federation commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation. These sanctions may directly or indirectly affect the Company’s ability to license, transfer, or otherwise commercialize its assets in Russia, discussed further in Note 9, and may limit the Company’s ability to receive payments, enforce contractual rights, or protect its intellectual property in the region. The specific impact of this conflict and related sanctions on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements.
2.   Significant Accounting Policies and Basis of Presentation
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and footnotes normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”).
The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Clywedog AU Pty Ltd, which was formed in December 2024 and had no operations during the three and nine months ended September 30, 2025 and the year ended December 31, 2024. All intercompany accounts and transactions have been eliminated in consolidation.
Unaudited Interim Financial Information
The accompanying interim condensed consolidated balance sheet as of September 30, 2025, the interim condensed consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024, the interim condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the three and nine months ended September 30, 2025 and 2024, and the interim condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024 are unaudited. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of September 30, 2025, the results of its operations for the three and nine months ended September 30, 2025 and 2024, and the results of its cash flows for the nine months ended September 30, 2025 and 2024. The financial data and other information disclosed in these notes related to the three and nine months ended September 30, 2025 and 2024 are unaudited. The results for the three and nine months ended September 30, 2025 are not necessarily indicative of results to be expected for the year ending December 31, 2025, or any other interim periods, or any future year or period.
Use of Estimates
The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the condensed consolidated financial statements in the period they are determined to be necessary. The most significant estimates relate to the accrual of research and development expenses and valuation of the Company’s SAFE liabilities.
Cash
Cash is comprised of cash deposits held with financial institutions.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. Substantially all of the Company’s cash deposits are maintained at one financial institution domiciled in the United States. Amounts on deposit with this financial institution may, from time to time, exceed the federally insured limit. The Company is exposed to credit risk in the event of default by the financial institution holding its cash to the extent recorded in the condensed consolidated balance sheets. The Company has not experienced any losses on its deposits. Losses incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Research and Development Expenses
Research and development expenses consist primarily of cost of subcontractors and materials used for research and development activities, including preclinical studies, materials and supplies, and professional services. The costs of services performed by others in connection with the research and development activities of the Company, including research and development conducted by others on behalf of the Company, are included in research and development expenses and expensed as the contracted work is performed. The Company accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Where contingent milestone payments are due to third parties under research and development arrangements, the milestone payment obligations are expensed when the milestone results are probable to be achieved.
Asset Acquisitions
Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions, with a cost accumulation model used to determine the cost of the acquisition. Common stock issued as consideration in an acquisition of assets is generally measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an acquisition of assets. Intangible assets that are acquired in an asset acquisition for use in research and development activities that have an alternative future use are capitalized as in-process research and development (“IPR&D”). Acquired IPR&D that has no alternative future use is expensed immediately in the unaudited condensed consolidated statements of operations. See Note 9 for further information.
Fair Value Measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•
Level 1 Inputs:   Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs:   Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs:   Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There were no transfers between Levels 1, 2, and 3 of such instruments during the periods presented. The carrying amounts of the Company’s cash, prepaid expenses, accrued expenses and other current liabilities approximate their fair values due to their short-term nature. See Note 4 for further information.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings. As of September 30, 2025 and December 31, 2024, management believes it is more likely than not that no benefits will be derived from the Company’s deferred tax assets.
The Company recognizes an uncertain tax position in its condensed consolidated financial statements when it concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. As of September 30, 2025 and December 31, 2024, the Company has not recorded any uncertain tax positions.
The tax years from 2021 and forward are subject to examination by federal tax and state tax authorities. In addition, tax years with net operating loss carryforwards are subject to examination, three years following the year they are utilized. The Company has not been informed by any tax authorities for any jurisdiction that any of its tax years is under examination.
SAFE Liabilities
The SAFE instruments issued in October 2024 and December 2024 have the potential for cash settlement upon the occurrence of certain “liquidity events” (including a change of control, direct listing, or initial public offering) and “dissolution events” (including voluntary termination of operations, a general assignment for the benefit of the Company’s creditors, or any other liquidation, dissolution or winding up of the Company (excluding a liquidity event), whether voluntary or involuntary). The instruments, at the election of the holder, can also be settled in shares of the Company’s common stock, which are contingently redeemable upon a liquidation event that may obligate the Company to transfer assets at some point in the future. The SAFE instruments were determined to be liability classified at issuance and recorded at estimated fair value. The SAFE instruments are subject to remeasurement at each reporting date with

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
changes in estimated fair value recognized in other income (expense) in the condensed consolidated statements of operations until settlement or termination in cash or shares. Refer to Note 4 for additional information.
Redeemable Convertible Preferred Stock
The Company records shares of its redeemable convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The Company classifies its preferred stock outside of total stockholders’ deficit because, in the event of certain “liquidation events” (including a merger, acquisition or sale of all or substantially all of the Company’s assets) that are not solely within the control of the Company, the shares would become redeemable at the option of the holders. The Company does not accrete the carrying values of the preferred stock to the redemption values since a liquidation event was not considered probable as of September 30, 2025 and December 31, 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.
Net Loss Per Share Attributable to Common Stockholders
Net loss per share attributable to common stockholders is computed using the two-class method required for participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. The Company’s participating securities include the Company’s redeemable convertible preferred stock. The holders of redeemable convertible preferred stock do not have a contractual obligation to share in losses of the Company, and, therefore, the net loss was attributed entirely to common stockholders for all periods presented.
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company reports net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because potentially dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive.
For each of the three and nine months ended September 30, 2025 and 2024, 6,476,164 potential shares of common stock issuable upon conversion of the Company’s redeemable convertible preferred stock were excluded from the computation of diluted net loss per share attributable to common stockholders, because including them would have had an anti-dilutive effect.
Segments
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources in assessing performance. The Company has one operating segment. The Company’s CODM is the executive team, which includes the Chief Executive Officer and Chairman and the President and Chief Operating Officer. The CODM assesses performance for its segment based on net loss, which is reported on the condensed consolidated statements of operations. The measure of segment assets is reported on the condensed consolidated balance sheets as total assets. The CODM is provided with forecasted entity-wide expense models in deciding how to invest into the segment. Other segment items included in the unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024 of $0.2 million and ($0.2) million, and $0.0 million and $0.0 million, respectively, consisted of (i) gain on extinguishment of debt with a related party, (ii) related party interest expense, and (iii) loss on the change in fair value of SAFE instruments.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
Forward Stock Split
On September 29, 2025, the Company filed a Certificate of Amendment to its Certificate of Incorporation, as amended, with the Secretary of State of the State of Delaware, which effected a 7.56-for-1 forward stock split (the “stock split”) of the Company’s issued and outstanding shares of common stock. As a result of the stock split, each share of common stock issued and outstanding was converted into 7.56 shares of common stock. No fractional shares were issued in connection with the stock split. All common share and per share amounts presented in the condensed consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the stock split.
Recently Adopted Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which expands the disclosure required for income taxes. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied on a prospective basis while retrospective application is permitted. The Company adopted this ASU effective January 1, 2025 and will include relevant disclosures as needed within its financial statements for the year ending December 31, 2025.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, to improve the requirements for identifying the accounting acquirer in Topic 805, Business Combinations. The amendments in ASU 2025-03 revise current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. Entities will be required to apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. Adoption of this guidance is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods with early adoption permitted. The Company is currently evaluating the impact of this ASU on its condensed consolidated financial statements. The Company elected to early adopt ASU 2025-03 as of July 1, 2025. The adoption did not have a material impact on the unaudited condensed consolidated financial statements.
Recently Issued Accounting Pronouncements
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the condensed consolidated statements of operations. The guidance in this ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its condensed consolidated financial statement disclosures.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
3.   Accrued Expenses and Other Current Liabilities
	September 30, 2025	December 31, 2024
Research and development – related parties	$2,490,812	$—
Professional services and other general and administrative	434,716	108,306
Total accrued expenses and other current liabilities	$2,925,528	$108,306
4.   Fair Value Measurements
SAFE liabilities — related parties
The Company’s SAFE liabilities are Level 3 financial instruments measured at fair value on a recurring basis. The following table provides a summary of the changes in the estimated fair value of the SAFE liabilities:
For the Nine Months Ended September 30, 2025
Balance at December 31, 2024	$10,944,000
Change in fair value	1,499,000
Balance at September 30, 2025	$12,443,000
The fair value of the SAFE liabilities was estimated using a probability-weighted expected return method using the following inputs:
Stock price	$10.79 – $11.36
Volatility	100.0% – 116.0%
Discount rate	20.0%
Expected term to event (in years)	0.16 – 1.00
Probability of equity financing	5.0%
Probability of APO transaction	90.0%
Probability of liquidity event	2.5%
Probability of dissolution event	2.5%
5.   Commitment and Contingencies
Guarantees and Indemnification
In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. The Company has entered into indemnification agreements with certain directors and officers that require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of the status or service as directors or officers. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of September 30, 2025, the Company does not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.
6.   Merger Agreement
On September 29, 2025, the Company, Barinthus Biotherapeutics plc (“Barinthus Bio”), a public limited company organized under the laws of England and Wales, Beacon Topco, Inc. (“Topco”), a Delaware corporation and a direct wholly owned subsidiary of Barinthus Bio, and Cdog Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Topco, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of Topco in accordance with the Delaware General Corporations Law (the “Merger”). In connection with the Merger, Topco intends to change its corporate name to “Clywedog Therapeutics Holdings, Inc.”
At the effective time of the Merger (the “Merger Effective Time”), subject to adjustment in accordance with the terms of the Merger Agreement, each share of common stock, $0.0001 par value per share, of the Company and each share of Series Seed Preferred Stock, $0.0001 par value per share, of the Company (collectively, the “Company Capital Stock”), other than Company Capital Stock held as treasury stock or owned by Topco or Merger Sub immediately prior to the Merger Effective Time, will be converted solely into the right to receive (i) 4.358932 of shares of Topco Common Stock plus (ii) cash in lieu of any fractional shares, rounded down to the nearest whole share.
Upon the closing of the Merger (the “Closing”), stockholders of the Company will own approximately 66% of the combined company and Barinthus Bio shareholders will own approximately 34% of the combined company. The Closing is expected to occur in the first half of 2026.
7.   Redeemable Convertible Preferred Stock
In January 2021, the Company issued an aggregate of 2,173,424 shares of its series seed redeemable convertible preferred stock (“preferred stock”) at a purchase price of $2.086111 per share in exchange for net cash proceeds of approximately $4.5 million.
Pursuant to the terms of the Series Seed Preferred Stock Purchase Agreement (the “Agreement”), the Company was obligated to sell additional shares of its preferred stock to the same investors at a cash purchase price of $2.086111 per share in two subsequent closings upon achievement of certain milestones. The first closing specified the sale and issuance of 713,288 shares of preferred stock on the achievement of the Target 1 milestone (the “First Tranche Closing”). The second closing specified the sale and issuance of an additional 713,288 shares of preferred stock on the achievement of the Target 2 milestone (the “Second Tranche Closing”). The Company determined that its obligation to issue additional shares represent freestanding instruments, initially recorded at fair value, with fair value changes recorded in other income (expense) in the condensed consolidated statements of operations. In February 2022, the Company completed the First Tranche Closing and issued 713,288 shares of its preferred stock in exchange for gross cash proceeds of $1.5 million, thereby settling the First Tranche Closing tranche liability. In September 2022, the Company completed the Second Tranche Closing and issued 713,288 shares of its preferred stock in exchange for gross cash proceeds of $1.5 million, thereby settling the Second Tranche Closing tranche liability. Immediately prior to the closing of the First and Second Tranche Closings, the Company remeasured the respective tranche liability to its then fair value and the tranche liability balance was reclassified to convertible preferred stock.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
In March 2024, the Agreement was amended to authorize the issuance of an additional 2,876,164 shares of its preferred stock at a purchase price of $2.086111 per share for gross cash proceeds of approximately $6.0 million.
Redeemable convertible preferred stock consisted of the following:
As of September 30, 2025
Class	Shares authorized	Shares issued and outstanding	Aggregate liquidation preference	Carrying value
Series Seed	6,476,164	6,476,164	$13,509,997	$12,774,386
As of December 31, 2024
Class	Shares authorized	Shares issued and outstanding	Aggregate liquidation preference	Carrying value
Series Seed	6,476,164	6,476,164	$13,509,997	$12,774,386
The following are the key terms of the preferred stock:
Dividends
The holders of shares of preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock, payable only if and when declared. Such dividends are non-cumulative.
After payment of any such dividends on the preferred stock, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder of all shares of preferred stock were converted to common stock at the then effective conversion rate. No dividends have been declared to date.
Optional Conversion
Each share of preferred stock is convertible at the option of the holder at any time after the issuance date of such share into such number of shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price for such series. The initial conversion price per share for each series of preferred stock shall be the original issue price of $0.402594 per share. Adjustments to the conversion price, if any, occur if additional shares of common stock have been issued at a price less than the respective preferred stock.
Automatic Conversion
Each share of preferred stock will automatically convert into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon either of (1) the closing of the Company’s sale of its common stock in an initial public offering pursuant to a registration statement on Form S-1 that results in at least $30.0 million of gross proceeds; or (2) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of preferred stock (voting together as a single class and not as separate series, and on an as-converted basis).
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the preferred stock are entitled to receive out of the proceeds or assets of the Company available for distribution to its stockholders, prior and in preference to any distribution of the proceeds to

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
the holders of common stock, a liquidation preference in the amount per share equal to the sum of the original issue price of $2.086111 per share, plus any declared but unpaid dividends on such share.
If the assets of the Company are insufficient to pay the holders of the preferred stock the full amount, the holders of the preferred stock will share pro rata in any distribution of the assets available for distribution.
If preferential amounts are paid in full, the remaining assets of the Company are distributed among the holders of the preferred stock and common stock pro rata based on the number of shares held by each stockholder.
Voting Rights
Each share of preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Except as provided in the Company’s amended or restated articles of incorporation, the holders of preferred stock and the holders of common stock vote together as one single class.
The holders of preferred stock are entitled to elect two directors of the Company. The holders of preferred stock and common stock (voting together as a single class and on an as converted basis) are entitled to elect the two remaining directors.
Redemption
The preferred stock is not currently redeemable; however, it is redeemable at the option of the holders in the event of certain “liquidation events” (including a merger, acquisition or sale of all or substantially all of the Company’s assets) that are not solely within the control of the Company.
8.   Stockholders’ Deficit
The voting, dividend, and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the preferred stock, on all matters submitted to the stockholders for a vote. The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of redeemable convertible preferred stock. As of September 30, 2025 and December 31, 2024, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 16,476,164 shares of common stock with a par value of $0.0001 per share. As of September 30, 2025 and December 31, 2024, there are 1,512,000 shares of common stock issued and outstanding. The Company currently has 6,476,164 shares of common stock reserved for issuance upon the conversion of its outstanding redeemable convertible preferred stock.
9.   Related Party Transactions
Research and Development Arrangements with Related Parties
In January 2021, the Company entered into a Master Research and Development Agreement with ChemDiv, Inc. (“ChemDiv”), pursuant to which ChemDiv provides services related to preclinical drug discovery to the Company. Dr. Nikolay Savchuk, Chief Executive Officer (“CEO”) of the Company, is a stockholder of ChemDiv and a member of its board of directors. During the three and nine months ended September 30, 2025, $0.0 million and $0.4 million, respectively, were expensed as research and development cost in the unaudited condensed consolidated statements of operations related to ChemDiv services. During the three and nine months ended September 30, 2024, $0.8 million and $3.3 million, respectively, were expensed as research and development cost in the unaudited condensed consolidated statements of operations related to ChemDiv services.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
In September 2023, the Company entered into a Master Research and Development Agreement with Expert Systems, Inc. (“Expert Systems”), a pharmaceutical company involved in the research, development, manufacturing, and sale of pharmaceutical products. An immediate family member of Dr. Savchuk, the Company’s CEO, had a direct interest in Expert Systems by virtue of his minority ownership in the Company. Effective April 1, 2025, Dr. Savchuk’s family member ceased his relationship with Expert Systems and Expert Systems is no longer a related party. During the three and nine months ended September 30, 2025 and prior to termination of the related party relationship with Expert Systems, $0.0 million and $2.5 million, respectively, were expensed as research and development cost in the unaudited condensed consolidated statements of operations related to Expert Systems services. During the three and nine months ended September 30, 2024, $0.5 million and $0.6 million, respectively, were expensed as research and development cost in the unaudited condensed consolidated statements of operations related to Expert Systems services.
In January 2025, the Company entered into a Master Services Agreement with Eilean Therapeutics AU Pty Ltd (“Eilean AU”), a party related because it shares common significant investors, whereby Eilean AU will provide clinical research support services to the Company. During the three and nine months ended September 30, 2025, $1.0 million and $2.5 million, respectively, were expensed as research and development cost in the unaudited condensed consolidated statements of operations related to Eilean AU services. As of September 30, 2025, $2.5 million was recorded as accrued expense in the unaudited condensed consolidated statement of operations related to Eilean AU services.
Administrative Arrangements with Related Parties
In January 2021, the Company entered into an Administrative Services Agreement with Eil Therapeutics, Inc. (“Eil”). Pursuant to such administrative services agreement, Eil agreed to provide the Company, directly or indirectly through its contractors, administrative support services and access to staff’s management experience and knowledge. Such services included general management and operations, including financial and accounting services, insurance program marketing, administration and various tax-related services. Dr. Savchuk, CEO of the Company, is also President of Eil. During the three and nine months ended September 30, 2025 and 2024, amounts expensed as general and administrative cost in the unaudited condensed consolidated statements of operations related to Eil services were de minimis. As of September 30, 2025 and December 31, 2024, amounts accrued in the condensed consolidated balance sheets related to Eil services were de minimis. The Administrative Services Agreement with Eil was terminated by mutual consent of both parties on October 10, 2024.
Related Party Licensing and Notes Payable
In February 2025, the Company entered into a licensing agreement with Viriom, Inc. (“Viriom”), whereby Viriom acquired exclusive rights in the Russian Federation to the TKY2 inhibitor (the “TKY2 Licensed Molecule”) for the treatment of diabetes mellitus, juvenile diabetes, and psoriasis (“TKY2 Indications”) as monotherapy or as co-administered in combination with small molecule drugs or biological drugs (the “TKY2 Viriom License Agreement”). Under the terms the agreement, the Company has granted Viriom an exclusive license, with the right to grant and authorize sublicenses, under the Company’s patents and know-how to develop, test, make and use of the TKY2 Licensed Molecule to develop, test, make, have made, use, sell, offer for sale, import and otherwise exploit the product as it relates to the TKY2 Indications during the term of the TKY2 Viriom License Agreement. As consideration for the TKY2 Viriom License Agreement, Viriom has agreed to pay the Company a percentage of net sales of certain products during certain royalty periods. No payments were made, and no income or expenses were recognized under the TKY2 License Agreement during the three and nine months ended September 30, 2025. Refer to “Global Uncertainties” under Note 1 for further information.
Entry into the TKY2 Viriom License Agreement constitutes a related party transaction as Dr. Savchuk, the Company’s CEO, has investment control of Viriom and indirectly holds a significant number of its shares of common stock through a limited liability company of which Dr. Savchuk is the managing member and equity holder.

CLYWEDOG THERAPEUTICS, INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2025 (Unaudited) and December 31, 2024, and for the
Three and Nine Months Ended September 30, 2025 and 2024 (Unaudited)
In December 2024, the Company entered into license agreements with both of Mwyngil Therapeutics, Inc. (“Mwyngil”) (the “Mwyngil License Agreement”) and Bala Therapeutics, Inc. (“Bala”) (the “Bala License Agreement”). Bala is wholly owned subsidiary of Eilean Therapeutics, LLC (“Eilean”), a party related though Dr. Dukes, Chairman of the Company’s board of directors. Dr. Dukes has served as the Chief Executive Officer and Chairman of Eilean since February 2020. Mwyngil is a party related through both Dr. Dukes and Dr. Savchuk, CEO of the Company, who serve as President and CEO of Mwyngil, respectively.
Pursuant to the Mwyngil License Agreement and Bala License Agreement, the Company obtained exclusive, perpetual licensing rights for the development of (i) a NLRP3 inhibitor compound from Mwyngil, and (ii) the Balomenib ZE63-0302 compound from Bala (collectively, the “licenses”).
In exchange for the licenses, the Company issued promissory notes to Mwyngil and Bala of $1.4 million and $1.4 million, respectively, for payment of the license fee which was recorded immediately as research and development expense in the consolidated statement of operations for the year ended December 31, 2024. Each such promissory note bears interest at a rate of 7% per annum, compounded annually, and mature in December 2026. The promissory notes may be prepaid without penalty and provide for customary events of default. Because the licenses are IPR&D assets with no alternative future use, the fair value of the promissory notes issued as license fees to Mwyngil and Bala of $2.7 million were recorded immediately as research and development cost in the Company’s consolidated statement of operations for the year ended December 31, 2024.
On February 1, 2025, the Company and Mwyngil entered into a termination agreement, whereby the Company and Mwyngil mutually agreed to terminate the Mwyngil Licensing Agreement and the related promissory note payable to Mwyngil. The Company and Mwyngil determined that their strategic, scientific and commercial priorities had shifted and no longer desired to pursue the development, manufacture, or commercialization of the NLRP3 inhibitor compound. All rights in and to the NLRP3 inhibitor compound revert to Mwyngil, free and clear of and license, security interest, lien, or encumbrance in favor of the Company. The Company recognized a gain on extinguishment of the promissory note of $1.4 million in the condensed consolidated statement of operations during the nine months ended September 30, 2025.
Interest expense of $0.1 and $0.1 million, respectively, were recorded in the Company’s unaudited condensed consolidated statements of operations relating to the promissory note with Bala during the three and nine months ended September 30, 2025.
10.   Subsequent Events
The Company evaluated subsequent events through November 7, 2025, the date the unaudited condensed consolidated financial statements were available to be issued, and determined there were no subsequent events requiring disclosure in the unaudited condensed consolidated financial statements.

Annex A
AGREEMENT AND PLAN OF MERGER
among:
BARINTHUS BIOTHERAPEUTICS, PLC;
BEACON TOPCO, INC.;
CDOG MERGER SUB, INC.; and
CLYWEDOG THERAPEUTICS, INC.
Dated as of September 29, 2025

A-i

A-ii

A-iii

Annexes:
Annex A Form of Scheme of Arrangement
Annex B Beacon Shareholder Resolutions
Annex C Beacon Knowledge Parties
Annex D Clywedog Knowledge Parties
Exhibits:

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of September 29, 2025, by and among Barinthus Biotherapeutics, plc, a public limited company organized under the Laws of England and Wales (“Beacon”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Beacon (“Topco”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Topco (“Merger Sub”), and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”). Certain capitalized terms used in this Agreement are defined in Section 1.
Recitals
A.
Each of Beacon and Clywedog desire, upon the terms and subject to the conditions set forth in this Agreement, to effect a strategic combination of their businesses through the Combinations.

B.
On September 24, 2025, Beacon formed Topco and each of Beacon and Clywedog have determined that from and after the Merger Effective Time on the Closing Date, Topco shall act as the parent company for their combined businesses.

C.
On the terms and subject to the conditions set out in this Agreement, it is intended that the entire issued and to be issued share capital of Beacon be acquired by Topco pursuant to (a) a scheme of arrangement of Beacon under Part 26 of the Companies Act, substantially in the form set out in Annex A, with or subject to any modification, addition or condition which (i) Beacon, Topco and Clywedog mutually agree and which (if required) is approved by the Court or (ii) is otherwise imposed by the Court and mutually acceptable to Beacon, Topco and Clywedog each acting reasonably and in good faith, in each case in accordance with the Companies Act and this Agreement (the “Scheme of Arrangement,” and the transaction effected thereby, the “Scheme Transaction”) and (b) the Beacon Deferred A Share Purchase Agreement.

D.
Beacon and Topco intend that, upon the terms and subject to the conditions set forth in this Agreement, at the Scheme Effective Time, the Scheme of Arrangement will become effective pursuant to which Topco will acquire the Scheme Shares (as defined in the Scheme of Arrangement and including, for the avoidance of doubt, the Depositary Shares and the Beacon Ordinary Shares) from the Scheme Shareholders (as defined in the Scheme of Arrangement) in accordance with the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, the Scheme Consideration, on the terms and subject to the conditions set out herein, the Scheme of Arrangement and, in the case of Topco, the relevant provisions of the DGCL.

E.
Clywedog and Topco intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, to effect a merger of Merger Sub with and into Clywedog (the “Merger” and together with the Scheme Transaction, the “Combinations”) as soon as reasonably practicable following the Scheme Effective Time. Upon consummation of the Merger, Merger Sub will cease to exist, and Clywedog will become a direct wholly owned Subsidiary of Topco.

F.
The Topco Board has (i) determined that the terms of this Agreement and the Contemplated Transactions, including the Combinations are fair to, and in the best interests of, Topco and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of Exchange Shares in connection with the Scheme Transaction (the “Stock Issuance”) and the Combinations, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Topco vote to adopt this Agreement and thereby approve the Contemplated Transactions, including the Stock Issuance and the Combinations.

G.
The Beacon Board has unanimously (i) approved and declared advisable this Agreement and consummation of the transactions contemplated herein, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of this Agreement and the Scheme of

Arrangement, the Scheme Transaction and the other Contemplated Transactions are in the best interests of Beacon and would promote the success of Beacon for the benefit of Beacon Shareholders as a whole, and (iii) resolved to recommend that the Beacon Shareholders approve the Scheme of Arrangement at the Scheme Meeting.
H.
The Clywedog Board has (i) determined that the terms of this Agreement and the Merger are fair to, advisable and in the best interests of Clywedog and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Clywedog vote to adopt this Agreement and thereby approve the Contemplated Transactions, including the Merger.

I.
Each of the sole stockholders of Topco and Merger Sub and the Merger Sub Board has determined that the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance, are in the best interest of Topco and Merger Sub, respectively, and each of their respective stockholders, and has approved this Agreement and the Contemplated Transactions, including the Combinations, and in the case of Topco, the Stock Issuance.

J.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Clywedog’s willingness to enter into this Agreement, the officers and directors of Beacon (solely in their capacity as shareholders of Beacon) listed on Section A of the written disclosure schedule delivered by Beacon to Clywedog on the date hereof (the “Beacon Disclosure Schedule”) are executing support agreements in favor of Clywedog in substantially the form attached hereto as Exhibit A (the “Beacon Shareholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Beacon in favor of the Beacon Shareholder Matters and such other actions as contemplated therein.

K.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Beacon’s willingness to enter into this Agreement, the officers and directors (solely in their capacity as stockholders of Clywedog) and certain other stockholders (together with their Affiliates) of Clywedog listed on Section A of the written disclosure schedule delivered by Clywedog to Beacon on the date hereof (the “Clywedog Disclosure Schedule”) are executing support agreements in favor of Beacon in substantially the form attached hereto as Exhibit B (the “Clywedog Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Clywedog Capital Stock in favor of the Contemplated Transactions.

L.
Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Beacon’s willingness to enter into this Agreement, the officers, directors and certain other stockholders (together with their Affiliates) of Clywedog listed on Section A of the Clywedog Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Clywedog Lock-Up Agreements”).

M.
Concurrently with the closing of the Merger, certain officers and directors of Beacon that are continuing as officers or directors of Topco, as applicable, following the Merger will be executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Beacon Lock-Up Agreements”).

N.
It is expected that within twenty-four (24) hours after the Registration Statement becoming effective in accordance with the provisions of the Securities Act, the holders of shares of Clywedog Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and Clywedog’s Organizational Documents will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Beacon, in order to obtain the Required Clywedog Stockholder Vote (as defined below) (each, a “Clywedog Stockholder Written Consent” and collectively, the “Clywedog Stockholder Written Consents”).

O.
The Parties intend that, on the terms and subject to the conditions set forth herein, following the Scheme Effective Time and prior to the Merger, Topco shall elect to commence a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Self-Tender Offer”) in accordance with Rule 14e-1 under the Exchange Act and other applicable Law to purchase a number of shares of Topco Common Stock issued and outstanding as of the initial expiration time of the Self-Tender Offer for an aggregate purchase price not to exceed $27,000,000.
P.
Each of the Parties, and any Affiliate thereof, intend that (i) the Combinations, taken together as a single integrated transaction, will qualify as an exchange described in Section 351 of the Code and (ii) this Agreement shall constitute an “agreement of merger” for purposes of Section 251 of the DGCL and a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 ((i) and (ii) collectively, the “Intended Tax Treatment”).

Agreement
The Parties, intending to be legally bound, agree as follows:
SECTION 1.   Definitions and Interpretative Provisions.
1.1   Definitions.
(a)   For purposes of the Agreement (including this Section 1):
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Beacon or Clywedog relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Clywedog, on the one hand, or Beacon, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Clywedog or any of its Affiliates, on the one hand, or by or on behalf of Beacon or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving (other than the Self-Tender Offer):
(a)   any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b)   any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole, other than the sale, divestiture and/or winding down of the Beacon Legacy Business or the sale, license or other disposition of any or all of the Beacon Legacy Assets by Beacon.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.

“Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 and all other applicable Laws of similar effect, and the related rules, regulations and published interpretations thereunder, (ii) all applicable anti-money laundering laws, and the related rules, regulations and published interpretations thereunder, and (iii) all applicable anti-terrorism financing laws, and the related rules, regulations and published interpretations thereunder.
“Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Beacon and Clywedog.
“Antitrust Laws” means any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
“Beacon ADS” means the American Depositary Shares of Beacon, each representing one Beacon Ordinary Share.
“Beacon Associate” means any current or former employee, independent contractor, officer or director of Beacon or any of its Subsidiaries.
“Beacon Balance Sheet Date” means August 31, 2025.
“Beacon Board” means the board of directors of Beacon.
“Beacon Capitalization Representations” means the representations and warranties of Beacon and Merger Sub set forth in Section 4.3(a), Section 4.3(b) and Section 4.3(c).
“Beacon Contract” means any Contract: (a) to which Beacon is a party, (b) by which Beacon is or may become bound or under which Beacon has, or may become subject to, any obligation or (c) under which Beacon has or may acquire any right or interest.
“Beacon Deferred A Share Purchase Agreement” means the share purchase agreement to be entered into between Topco and Beacon (or such person as is nominated on behalf of Beacon in accordance with Beacon’s articles of association to transfer the Beacon Deferred A Shares on behalf of the holders of such Beacon Deferred A Shares) and pursuant to which the Beacon Deferred A Shares will be transferred to Topco (on and subject to the terms of Beacon’s articles of association and on behalf of the holders of the Beacon Deferred A Shares).
“Beacon Deferred A Shares” means the deferred A shares in the capital of Beacon in issue, each with a nominal value £1.00 per share.
“Beacon EMI Option” means an option to acquire Beacon Ordinary Shares granted under the Beacon EMI Share Option Scheme and further stated in the relevant option agreement to have been granted under the provisions of Schedule 5 of the UK’s Income Tax (Earnings and Pensions) Act 2003.
“Beacon EMI Share Option Scheme” means the Beacon EMI Share Option Scheme approved by the Beacon Board on February 5, 2018, as amended from time to time.
“Beacon Employee Plan” means an Employee Plan that Beacon or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of Beacon or any of its Subsidiaries, or with respect to which Beacon or any of its Subsidiaries has any Liability; provided, however, that Beacon Employee Plan shall not include any Employee Plan that is maintained or sponsored by a Governmental Authority for the benefit of current or former employees, officers, individual independent contractors or directors of Beacon or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S.
“Beacon Equity Plans” means the Beacon EMI Share Option Scheme, the Beacon Share Award Plan 2021 or other Plan under which Beacon or any of its Subsidiaries has granted any equity or equity-based compensation (other than the Beacon ESPP), in each case, as amended.
“Beacon Exclusive Intellectual Property” means all Intellectual Property that is exclusively licensed to Beacon or any of its Subsidiaries.

“Beacon Fundamental Representations” means the representations and warranties of Beacon and Merger Sub set forth in Sections 4.1, 4.2, 4.4 and the first sentence of Section 4.9.
“Beacon Intervening Event” means any material Effect or material change in circumstances with respect to Beacon that (a) was not known or reasonably foreseeable to the Beacon Board as of the date of this Agreement (or if known to the Beacon Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Beacon Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Beacon Intervening Event”: (i) inquiry with respect to a business combination or acquisition or any business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by Beacon, (iii) the fact, in and of itself, that Beacon exceeds any internal or published projections, estimates or expectations of Beacon’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Beacon meeting or exceeding such metrics from being taken into account in determining whether a Beacon Intervening Event has occurred), or (iv) any changes after the date of this Agreement in the market price or trading volume of Beacon ADSs (provided that the exception in this clause (iv) shall not prevent or otherwise affect consideration of any such development or change that causes such change in market price or trading value from being taken into account in determining whether a Beacon Intervening Event has occurred).
“Beacon Legacy Assets” means all assets, technology and Intellectual Property of Beacon as they existed at any time prior to the date of this Agreement that are primarily used in or primarily related to (i) VTP-300, (ii) VTP-500 and corresponding non-dilutive CEPI funding contract and (iii) VTP-850.
“Beacon Legacy Business” means the business of Beacon as conducted immediately prior to the date of this Agreement.
“Beacon Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Beacon Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Beacon; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Beacon Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; provided, that this clause (a) shall not apply to any representation or warranty (or condition to the consummation of the Combinations relating to such representation or warranty) the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, (b) any change in the stock price or trading volume of Beacon ADSs (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Beacon ADSs may be taken into account in determining whether a Beacon Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action by Beacon that is required to comply with the terms of the Agreement, (d) the sale, license or other disposition of the Beacon Legacy Assets, (e) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (f) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (g) any change in U.S. GAAP or applicable Law or the interpretation thereof following the date hereof, (h) general economic or general business conditions generally affecting the industries in which Beacon operates or; except, in each case with respect to clauses (e), (f), (g) and (h), to the extent disproportionately affecting Beacon relative to other similarly situated companies in the industries in which Beacon operates.
“Beacon Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in any event consistent with U.S. GAAP) and in accordance with the applicable parties’ audited financial statements and unaudited interim balance sheet (without duplication), (i) Cash, minus (ii) all unpaid Beacon Transaction Costs, minus (iii) the amount of the Aggregate Tender Offer Consideration to be paid in the Self-Tender Offer less any amounts that have already been paid whether to a tendering shareholder or to a third party paying agent for purposes of distribution to tendering shareholders, minus (iv) fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy, plus (v) the amount of proceeds received prior to the Merger Effective Time from a Beacon Legacy Transaction (less, in each case, any applicable Tax thereon).
“Beacon Options” means an option to acquire Beacon Ordinary Shares or Beacon ADSs granted under a Beacon Equity Plan or otherwise.
“Beacon Ordinary Shares” means the ordinary shares in the capital of Beacon, each with a par value £0.000025 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Beacon held by the Depositary (or the extent that the Depositary is not itself the registered holder of the such shares that underly the Beacon ADSs, whichever nominee, custodian or other entity is the registered holder under the terms of the Deposit Agreement (the “Depositary Custodian”)).
“Beacon Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by Beacon or any of its Subsidiaries, as applicable.
“Beacon Permits” has the meaning set forth in Section 4.20(a).
“Beacon Regulatory Agency” has the meaning set forth in Section 4.20(a).
“Beacon RSU” means each outstanding restricted share unit with respect to Beacon Ordinary Shares or Beacon ADSs, granted under the Beacon Equity Plan.
“Beacon Share Award Plan” means Beacon’s Share Award Plan 2021 approved by the Beacon Board on April 8, 2021, as amended from time to time.
“Beacon Shareholder” means the holders of Beacon ADSs and Beacon Ordinary Shares.
“Beacon Shareholder Resolutions” means the special resolutions: to (A) authorize the directors of Beacon (or a duly authorized committee of the directors) to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement into effect; (B) amend the Beacon Organizational Documents and approve such other matters as may be necessary to facilitate the implementation of the Scheme Transaction and/or the Scheme of Arrangement; (C) direct Beacon Board to deliver the Court Order to Registrar of Companies in England and Wales if the Court Order is obtained; (D) direct the Beacon Board that it need not undertake a Beacon Board Adverse Recommendation Change in connection with a Superior Offer or cause Beacon to terminate this Agreement in order to enter into a definitive agreement relating to a Superior Offer following the time at which the Required Beacon Shareholder Vote is obtained substantially in the form set out in Annex B with or subject to any modification or addition which Beacon and Clywedog may mutually agree; and (E) subject to receipt of Court approval, reduce the amount standing to the credit of Beacon’s share premium account to nil.
“Beacon Transaction Costs” means with respect to Beacon, without duplication, the sum of (a) the cash cost of any change of control payments, transaction bonus payments or severance payments that are or become due to any current or former employee, director or officer of Beacon and its Subsidiaries that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee or consultant of Beacon and its Subsidiaries at or prior to the Merger Effective Time or as a result of the Merger or the Contemplated Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Beacon pursuant to a consulting agreement with Beacon that are unpaid as of Closing, (d) any costs, fees and expenses incurred by Beacon and its Subsidiaries, and for which Beacon and its Subsidiaries is liable, solely in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including the amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of counsel or accountants payable by Beacon and its Subsidiaries, (e) fifty percent (50%) of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, the Proxy Statement and any amendments and supplements thereto, (f) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (d) and the Beacon Transaction Payroll Taxes, (g) all applicable stamp duty payable in connection with the Combinations, (h) any costs, fees and expenses incurred by Beacon and its Subsidiaries, and for which

Beacon and its Subsidiaries is liable, in connection with the Beacon Legacy Transactions, and (i) any costs, fees and expenses incurred by Beacon and its Subsidiaries, and for which Beacon and its Subsidiaries is liable, in connection with the undertaking of any action or activity listed in Section 5.1(a) or Section 5.1(b).
“Beacon Transaction Payroll Taxes” means any payroll, employment or similar Taxes incurred in connection with the transactions described in Section 6.6 of this Agreement, other than to the extent recovered from the relevant employee.
“Beacon Triggering Event” shall be deemed to have occurred: (a) upon any Beacon Board Adverse Recommendation Change or if the Beacon Board approved, endorsed or recommended any Acquisition Proposal or (b) if Beacon shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Beacon Unaudited Interim Balance Sheet” means the unaudited balance sheet of Beacon as of June 30, 2025, included in Beacon’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, as filed with the SEC.
“Business Day” means any day other than a day on which banks in the State of New York or London, UK are authorized or obligated to be closed.
“Cash” means the aggregate amount of cash, cash equivalents and marketable securities.
“Clywedog Associate” means any current or former employee, independent contractor, officer or director of Clywedog or any of its Subsidiaries.
“Clywedog Board” means the board of directors of Clywedog.
“Clywedog Capital Stock” means Clywedog Common Stock and Clywedog Preferred Stock.
“Clywedog Capitalization Representations” means the representations and warranties of Clywedog set forth in Sections 3.6(a), 3.6(b) and 3.6(d).
“Clywedog Common Stock” means the common stock, $0.0001 par value per share, of Clywedog.
“Clywedog Contract” means any Contract: (a) to which Clywedog or any of its Subsidiaries is a Party, (b) by which Clywedog or any of its Subsidiaries is or may become bound or under which Clywedog or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which Clywedog or any of its Subsidiaries has or may acquire any right or interest.
“Clywedog Employee Plan” means an Employee Plan that Clywedog or any of its Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of Clywedog or any of its Subsidiaries, or with respect to which Clywedog or any of its Subsidiaries has any Liability; provided, however, that Clywedog Employee Plan shall not include any Employee Plan that is maintained or sponsored by a Governmental Authority for the benefit of current or former employees, officers, individual independent contractors or directors of Clywedog or any of its Subsidiaries who are primarily located in a jurisdiction other than the U.S.
“Clywedog Exclusive Intellectual Property” means all Intellectual Property that is exclusively licensed to Clywedog or any of its Subsidiaries.
“Clywedog Fundamental Representations” means the representations and warranties of Clywedog set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a)(i)-(iii), 3.8 and 3.21.
“Clywedog Intervening Event” means any material Effect or material change in circumstances with respect to Clywedog that (a) was not known or reasonably foreseeable to the Clywedog Board as of the date of this Agreement (or if known to the Clywedog Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Clywedog Board as of the date of this Agreement) and (b) does not relate to any Acquisition Proposal; provided, that none of the following, either alone or in combination, shall constitute a “Clywedog Intervening Event”: (i) any inquiry with respect to a business combination or acquisition opportunity, (ii) any Effect resulting from a breach of this Agreement by Clywedog or (iii) the fact, in and of itself, that Clywedog exceeds any internal or published projections, estimates or expectations of Clywedog’s revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the exception in this clause (iii) shall not prevent or otherwise affect consideration of any such development or change that causes Clywedog meeting or exceeding such metrics from being taken into account in determining whether a Clywedog Intervening Event has occurred).
“Clywedog IP Rights” means all Intellectual Property owned, licensed, or controlled by Clywedog or its Subsidiaries that is necessary for or used in the operation of the business of Clywedog and its Subsidiaries as presently conducted.
“Clywedog Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Clywedog Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Clywedog or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Clywedog Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; provided, that this clause (a) shall not apply to any representation or warranty (or condition to the consummation of the Combinations relating to such representation or warranty) the purpose of which is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by Clywedog that is required to comply with the terms of the Agreement, (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any epidemic or pandemic in the United States or any other country or region in the world, or any escalation of the foregoing, (e) any change in U.S. GAAP or applicable Law or the interpretation thereof following the date hereof or (f) general economic or general business conditions generally affecting the industries in which Clywedog and its Subsidiaries operate; except in each case with respect to clauses (c), (d), (e) and (f), to the extent disproportionately affecting Clywedog and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Clywedog and its Subsidiaries operate.
“Clywedog Net Cash” means as of the Determination Time and, as applicable, determined in a manner consistent with the manner in which such items were historically determined (and in event consistent with U.S. GAAP) and in accordance with the applicable parties’ audited financial statements and unaudited interim balance sheet (without duplication), (i) Cash, plus (ii) accounts, interest and other receivables and deposits (including any Tax refund claims pending as of the date of this Agreement) minus (iii) all unpaid Clywedog Transaction Costs, plus (iv) all prepaid Clywedog expenses, minus (v) fifty percent (50%) of the aggregate costs for obtaining the D&O tail insurance policy.
“Clywedog Options” means options or other rights to purchase shares of Clywedog Common Stock issued by Clywedog.
“Clywedog Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by Clywedog or any of its respective Subsidiaries, as applicable.
“Clywedog Stock Split” means the 7.56:1 forward stock split of Clywedog Common Stock pursuant to the Certificate of Amendment to the Restated Certificate of Incorporation of Clywedog, filed with the Delaware Secretary of State on September 29, 2025, a certified copy of which has been made available to Beacon prior to execution of this Agreement.
“Clywedog Transaction Costs” means with respect to Clywedog, without duplication, the sum of (a) the cash cost of any change of control payments, transaction bonus payments or severance payments that are or become due to any employee, director or officer of Clywedog and its Subsidiaries that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee of Clywedog and its Subsidiaries at or prior to the Merger Effective Time or as a result of the Merger or the Contemplated Transactions, (c) the cash cost of any payments (whether absolute, contingent or otherwise) that are or may be due to any former employee of Clywedog pursuant to a consulting agreement with Clywedog that are unpaid as of Closing, (d) any costs, fees and expenses incurred by Beacon and its Subsidiaries, and for which Clywedog and its Subsidiaries is liable, solely in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including the amount of brokerage fees and commissions, finders’ fees and financial advisory fees, and any fees and expenses of counsel or accountants payable by Clywedog and its Subsidiaries, (e) fifty percent (50%) of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and (f) the employer portion of any payroll, employment or similar Taxes incurred in connection with the payments described in the foregoing clauses (a) through (d).
“Clywedog Triggering Event” shall be deemed to have occurred: (a) upon any Clywedog Board Adverse Recommendation Change (as defined below) or if the Clywedog Board approved, endorsed or recommended any Acquisition Proposal or (b) if Clywedog shall have entered into any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Clywedog Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Clywedog and its consolidated Subsidiaries as of June 30, 2025 provided to Beacon prior to the date of the Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Companies Act” means the United Kingdom Companies Act of 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.
“Confidentiality Agreement” means the Confidentiality Agreement dated July 25, 2025, between Clywedog and Beacon.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Combinations and the other transactions contemplated by the Agreement, including without limitation the Scheme of Arrangement, Stock Issuance, Reverse Stock Split and the Self-Tender Offer.
“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature, in each case as amended, to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“Copyrights” means copyrights and copyrightable subject matter, including all published and unpublished works of authorship and the registrations and applications, and renewals, extensions, restorations, and reversions thereof.
“Court” means the High Court of Justice of England and Wales.
“Deposit Agreement” means the Deposit Agreement, dated as of April 29, 2021, among Beacon, The Bank of New York Mellon, as depositary, and all holders from time to time of Beacon ADSs, as may be amended from time to time.
“Depositary” means The Bank of New York Mellon, or such other entity as may from time to time act as the “Depositary” (as such term is defined in the Deposit Agreement).
“Depositary Shares” means those Scheme Shares in respect of which the registered holder (as shown in the register of members of Beacon) is the Depositary or Depositary Custodian holding those Scheme Shares for the Depositary or underlying beneficial owners of Beacon ADSs in accordance with the Deposit Agreement.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.

“EMA” means the European Medicines Agency and any successor entity.
“Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus (including annual bonus and retention bonus) or incentive plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Shares” means the Topco Common Stock to be delivered to the Scheme Shareholders in exchange for the Scheme Shares in accordance with this Agreement and the Scheme of Arrangement.
“Federal Health Care Program” means any federal health program as defined in 42 U.S.C. § 1320a-7b(f), including Medicare, Medicaid, TRICARE, CHAMPVA, and state healthcare programs (as defined therein).
“Foreign Investment Laws” means the NSIA and all Laws that are designed or intended to screen, prohibit, restrict, or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.
“Good Clinical Practices” means the then-current standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, as set forth in regulatory requirements imposed by the FDA (such as those in 21 C.F.R parts 11, 50, 54, 56, and 312), guidelines promulgated by the International Council for Harmonisation (“ICH”) (including the Guideline for Good Clinical Practice E6(R3)), and the associated implementing rules set out in Volume 10 of the Rules governing products in the European Union, and any similar state, local, or foreign Laws, as applicable, such as those provided in Directive 2005/28/EC.

“Good Laboratory Practices” means the then-current standards applicable to non-clinical laboratory studies, including those related to the conduct, monitoring, recording, auditing, analysis, and reporting of such non-clinical studies, as set forth in 21 C.F.R. Part 58, Directive 2004/9/EC and Directive 2004/10/EC, and any similar state, local, or foreign Laws, as applicable.
“Good Manufacturing Practices” means the then-current standards for the manufacture, processing, packaging, holding, testing, production, and quality control of drugs and biological products promulgated or endorsed by the FDA, as set forth in 21 C.F.R. Parts 210, 211, 600, 610 and 1271, as applicable, and comparable applicable Laws and regulatory standards promulgated by any other Governmental Authorities, including applicable guidelines promulgated by the ICH.
“Governmental Authority” means any federal, state, provincial, local, municipal, foreign or other governmental authority, including without limitation any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, mediator, arbitrator, arbitral body, court or other tribunal of any of the foregoing.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification, approval or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.
“Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations, prior to the End Date, of certain United States federal government services provided by the SEC to review the Registration Statement and any other filings required to be made with the SEC in connection with the Contemplated Transactions.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Health Care Laws” means all applicable Laws and implementing regulations pertaining to U.S. health care regulatory matters to the extent applicable, including as amended from time to time, any such Law pertaining to: (a) the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. §262 et seq.) and the regulations promulgated thereunder, (b) any Federal Health Care Program, including those pertaining to providers of goods or services that are paid for by any Federal Health Care Program, including, the False Claims Act, as amended (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the Federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58), the federal Stark Law (42 U.S.C. § 1395nn), the federal False Statements Statute (42 U.S.C. § 1320a-7b(a)), the Exclusion Law (42 U.S.C. § 1320a-7), the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Federal Program Fraud Civil Remedies Act (31 U.S.C. §§3801-3812), HIPAA (as defined below), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a and 1320a-7b), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), (c) Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Medicare and Medicaid Program Integrity Provisions (42 U.S.C. §1320a-7k(d)), (d) any and all applicable Laws pertaining to pharmaceutical, biological and medical device products, (e) any and all other applicable comparable state Laws, and (f) all regulations promulgated pursuant to the foregoing, each of (a) through (f) as amended or modified from time to time.
“Healthcare Provider” means any physician, other health care professional, health care facility or any other Person who is required by applicable Law to be licensed or certified to furnish health care services.
“HIPAA” means the following, as the same may be amended, modified or supplemented from time to time, and any successor statute thereto, and any and all rules or regulations promulgated from time to time thereunder: (i) the Health Insurance Portability and Accountability Act of 1996; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) applicable state Laws regarding patient privacy and the security, exchange, use or disclosure of health care records or protected health information (as defined by the Health Insurance Portability and Accountability Act of 1996).
“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.
“IP Contracts” means all Contracts in force as of the date hereof involving the licensing, assignment or other grant of rights or option with respect to Intellectual Property (A) under which Clywedog, Beacon or any of their respective Subsidiaries, as applicable, has obtained from or granted to any third party any material license under or (B) which by their terms expressly restrict Clywedog’s, Beacon’s or any of their respective Subsidiaries’, as applicable, right to use, register, or enforce any Clywedog Owned Intellectual Property, Beacon Owned Intellectual Property, Clywedog Exclusive Intellectual Property, or Beacon Exclusive Intellectual Property, as applicable (including settlement agreements, co-existence agreements and consent agreements), in any material respect, other than any Contracts providing for the license of off-the-shelf software that is generally available on a commercial basis and made available to Clywedog, Beacon or any of their respective Subsidiaries, as applicable, for a total cost of less than $50,000.
“IRS” means the United States Internal Revenue Service.
“IND” means an investigational new drug application filed with the FDA pursuant to 21 C.F.R. Part 312, including all amendments, supplements, and other related submissions thereto, which is required to commence administering an investigational drug or biological product to humans in the United States in connection with a clinical study.
“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment.
“Key Employee” means, with respect to Clywedog or Beacon, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to an executive officer of such Party.
“Knowledge” of Beacon means the knowledge, after reasonable investigation, of the individuals set forth on Annex C and of Clywedog means the knowledge, after reasonable investigation, of the individuals set forth on Annex D, as applicable.
“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, award, decision, act, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any claim, controversy, charge, cause of action, complaint, demand, audit, examination, mediation, action, suit, arbitration, proceeding, investigation or other legal proceeding by or before any Governmental Authority.
“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.
“Material Non-Exclusive Intellectual Property” means all Intellectual Property that is non-exclusively licensed to Beacon, Clywedog, or any of their respective Subsidiaries, that is material to the continued operation of the business of Beacon or Clywedog, in each case as applicable.
“Merger Exchange Ratio” means 4.358932.
“Merger Sub Board” means the board of directors of Merger Sub.
“MHRA” means the UK Medicines and Healthcare products Regulatory Agency.
“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) of ERISA.
“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
“Nasdaq” means The Nasdaq Stock Market.
“Non-U.S. Plan” means an Employee Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).
“NSIA” means the United Kingdom National Security and Investment Act 2021.
“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or other Governmental Authority.
“Ordinary Course of Business” means, in the case of each of Clywedog and Beacon, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Beacon shall also include actions required to effect and effecting, in one or more transactions, a Beacon Legacy Transaction to the extent such actions were not taken in violation of any express prohibition in this Merger Agreement.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” means Topco, Clywedog, Merger Sub and Beacon.
“Permits” means all approvals, authorizations, certificates, clearances, consents, licenses, orders, permits, registrations and other similar authorizations of all Governmental Authorities and all other Persons. For the avoidance of doubt, the term Permits includes, without limitation, an IND.
“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Clywedog Unaudited Interim Balance Sheet or the Beacon Unaudited Interim Balance Sheet, as applicable, in accordance with U.S. GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Clywedog or any of its Subsidiaries or Beacon, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Authority.

“Personal Data” means any data or information in any medium relating to an identified or identifiable individual, browser, or device and any other data or information that constitutes personal information or personally identifiable information under any applicable Law and includes, but is not limited to, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit card or other financial information, or customer or account number, IP address, cookie information or other unique identifiers. An identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his/her physical, physiological, mental, economic, cultural or social identity. Personal Data shall include Protected Health Information as defined under the Health Insurance Portability and Accountability Act of 1996 as amended at 45 CFR 164.103.
“Privacy Laws” means (a) all Laws relating to the processing of Personal Data, data privacy, data or cyber security, breach notification, or data localization; and (b) all binding regulatory guidelines and published interpretations by Governmental Authorities.
“Privacy Obligations” means applicable Laws, Contracts, self-regulatory standards, or written policies or terms of use of a party or its respective Subsidiaries that are related to privacy, information security, data protection, data breach notification, or the Processing of Personal Data, in each case as and to the extent applicable to the operation of their businesses.
“Process” or “Processing” means any operation or set of operations which is performed on data, including Sensitive Data or sets of Sensitive Data, whether or not by automated means, such as the receipt, access, acquisition, collection, recording, organization, compilation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction.
“Products” means any product that Clywedog or Beacon has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by Clywedog or Beacon, as applicable.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Required Beacon Shareholder Vote” means the passing of the Beacon Shareholder Resolutions.
“Reverse Stock Split” means a consolidation or sub-division (as applicable) of all outstanding Beacon Ordinary Shares (and the underlying Beacon ADSs) at a ratio mutually agreed to by Beacon and Clywedog that is effected by Beacon for the purpose of maintaining compliance with Nasdaq listing standards.
“Sanctioned Country” means any country or region subject to economic sanctions or trade restrictions of the United States that broadly prohibit or restrict dealings with such country or region (currently including Cuba, Iran, North Korea, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions in Ukraine).
“Sanctions Laws” means all applicable export control, import, economic and trade sanctions, and antiboycott laws and regulations imposed, administered, or enforced by (i) the United States, including without limitation the Export Administration Regulations, the International Traffic in Arms Regulations, the import and customs laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection, and the sanctions laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (ii) the United Kingdom, including without limitation the Export Control Act 2002, the Export Control Order 2008, and all sanctions and trade restrictions administered by His Majesty’s Treasury (including the Office of Financial Sanctions Implementation) and the UK Department for Business and Trade.
“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions or similar restrictions under any Sanctions Laws, including (a) any Person identified in any sanctions list maintained by the U.S. government, including (i) the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), (ii) the U.S. Department of Commerce, Bureau of Industry and Security, and (iii) the U.S.

Department of State; (b) any Person located, organized or ordinarily resident in, or a government instrumentality of, any Sanctioned Country; and (c) any Person directly or indirectly owned fifty percent (50%) or more by, or acting for the benefit or on behalf of, a Person described in the Specially Designated Nationals and Blocked Persons list maintained by OFAC or the foregoing clause (b).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act.
“Scheme Exchange Ratio” means 1.0.
“Scheme Meeting” means such meeting(s) (and any adjournment, postponement or reconvention thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme of Arrangement.
“Scheme Shares” has the meaning given to it in the Scheme of Arrangement.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Security Breach” means any (i) unauthorized acquisition of, access to, loss of, or misuse (by any means) of Personal Data or Sensitive Data; (ii) unauthorized or unlawful Processing, sale, or rental of Personal Data or Sensitive Data; (iii) act or omission that compromises the security, integrity, or confidentiality of Personal Data or Sensitive Data, or (iv) phishing or other cyberattack that results in a monetary loss or a significant business disruption.
“Sensitive Data” means all (a) Personal Data that is subject to a Privacy Obligation, and (b) confidential or proprietary business information or trade secret information.
“SAFE Agreements” means collectively, (i) that Simple Agreement for Future Equity by and between Clywedog and TPAV, LLC dated as of October 11, 2024, (ii) that Simple Agreement for Future Equity by and between Clywedog and OrbiMed Private Investments VIII, LP dated as of October 11, 2024, (iii) that Simple Agreement for Future Equity by and between Clywedog and TPAV, LLC dated as of December 26, 2024, (iv) Simple Agreement for Future Equity by and between Clywedog and OrbiMed Private Investments VIII, LP dated as of December 26, 2024, and (v) any similar agreements entered into following the date hereof between Clywedog and TPAV, LLC or OrbiMed Private Investments VIII, LP, as applicable.
An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to twenty percent (20%) in the definition of Acquisition Transaction being treated as references to fifty percent (50%) for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement and (b) is on terms and conditions that the Beacon Board or the Clywedog Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Beacon’s shareholders or Clywedog’s stockholders, as applicable, than the terms of the Contemplated Transactions.
“Systems” means hardware, servers, databases, software, networks, telecommunications systems, websites, computer equipment, interfaces, platforms, systems, other information technology and related infrastructure.
“Tax” means any U.S. federal, state or local, non-U.S. or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, levy, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Authority with respect thereto, whether disputed or not.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Third-Party Product Vendor” means all contract manufacturers, packagers, labelers, distributors, shippers, logistics providers, and other third-party vendors that have manufactured, processed, packaged, labeled, stored, or distributed any Product on behalf of Beacon or its Subsidiaries.
“Topco Board” means the Board of Directors of Topco.
“Topco Common Stock” means the common stock, $0.0001 par value per share, of Topco.
“Topco Equity Incentive Plan” means an equity incentive plan of Topco in form and substance as agreed to by Beacon and Clywedog (such agreement not to be unreasonably withheld, conditioned or delayed by either party), reserving for issuance a number of shares of Topco Common Stock to be mutually agreed upon by Clywedog and Beacon (such agreement not to be unreasonably withheld, conditioned or delayed by either party).
“Topco ESPP” means an “employee stock purchase plan” of Topco in form and substance as agreed to by Beacon and Clywedog (such agreement not to be unreasonably withheld, conditioned or delayed by either party), reserving for issuance a number of shares of Topco Common Stock to be mutually agreed upon by Clywedog and Beacon (such agreement not to be unreasonably withheld, conditioned or delayed by either party).
“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.
“Transaction Documentation” means the Registration Statement and any other documentation which is to be filed, published and/or mailed in connection with the Registration Statement (including the forms of proxy for use by the Scheme Shareholders at the Scheme Meeting).
“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Beacon, the Beacon Board, any committee thereof or any of Beacon’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Beacon’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Beacon Board or any officer of Beacon).
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“UK Beacon Employee Plan” means any Beacon Employee Plan maintained by Beacon or any of its Subsidiaries primarily for the benefit of current or former employees, officers, individual independent contractors or directors of Beacon in the United Kingdom.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1998, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and group employment losses.

(b)   Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
AAA	2.11(c)
Accounting Firm	2.11(c)
Adjusted Option	6.6(a)(i)
Aggregate Tender Offer Consideration	6.23(c)
Agreement	Preamble
Adjusted RSU	6.6(b)
Allocation Certificate	6.16
Assumed Option	6.5(a)
Beacon	Preamble
Beacon Board Adverse Recommendation Change	6.3(b)
Beacon Board Recommendation	6.3(b)
Beacon Closing Calculations	2.11(a)(i)
Beacon Closing Schedule	2.11(a)(i)
Beacon Collar	10.1(o)
Beacon Delivery Date	2.11(a)(i)
Beacon Disclosure Schedule	Recitals
Beacon Dispute Notice	2.11(b)(ii)
Beacon ESPP	4.3(b)
Beacon Legacy Transaction	5.1(c)
Beacon Lock-Up Agreements	Recitals
Beacon Material Contract	4.13(a)
Beacon Material Intellectual Property	4.14(i)
Beacon Organizational Documents	4.1
Beacon Permits	4.20(a)
Beacon Real Property	4.11(b)
Beacon Registered Intellectual Property	4.11(a)
Beacon Regulatory Agency	4.20(a)
Beacon Response Date	2.11(b)(ii)
Beacon SEC Documents	4.7(a)
Beacon Shareholder Matters	6.3(a)(ii)
Beacon Shareholder Meeting	6.3(a)(ii)
Beacon Shareholder Support Agreement	Recitals
Beacon Subsidiary Securities	4.4
Certificate of Merger	2.3
Closing	2.3
Closing Date	2.3
Clywedog	Preamble
Clywedog Audited Financial Statements	6.1(e)
Clywedog Board Adverse Recommendation Change	6.2(d)
Clywedog Board Recommendation	6.2(c)
Clywedog Closing Calculations	2.11(b)(i)

Term	Section
Clywedog Closing Schedule	2.11(b)(i)
Clywedog Collar	10.1(n)
Clywedog Delivery Date	2.11(b)(i)
Clywedog Disclosure Schedule	Recitals
Clywedog Dispute Notice	2.11(a)(ii)
Clywedog Financials	3.7(a)
Clywedog Interim Financial Statements	6.1(e)
Clywedog Lock-Up Agreements	Recitals
Clywedog Material Contract	3.13(b)
Clywedog Plan	3.6(c)
Clywedog Preferred Stock	3.6(a)
Clywedog Real Estate Leases	3.11
Clywedog Registered Intellectual Property	3.12(a)
Clywedog Required S-4 Information	6.1(d)
Clywedog Response Date	2.11(a)(ii)
Clywedog Stock Certificate	2.9
Clywedog Stockholder Support Agreement	Recitals
Clywedog Stockholder Written Consents	Recitals
Combinations	Recitals
Contingent Workers	3.18(b)
Costs	6.8(a)
Court Documentation	6.2(f)
D&O Indemnified Parties	6.8(a)
Determination Time	2.11(a)(i)
Dispute Notice	2.11(b)(ii)
Dissenting Shares	2.12
Due Date	6.1(e)
End Date	10.1(b)
Exchange Agent	2.10(a)
Excluded Shares	2.6(a)(i)
FDA	3.14(d)
Form S-4	6.1(a)
Fractional Merger Share Consideration	2.6(a)(ii)
Fractional Scheme Share Consideration	2.5
Intended Tax Treatment	Recitals
Investor Agreements	6.14
ISU	6.4(a)
Measurement Date	4.3(a)
Merger	Recitals
Merger Consideration	2.6(a)(ii)
Merger Effective Time	2.3
Merger Sub	Preamble
Nasdaq Listing Application	6.10

Term	Section
Notice Period	6.2(d)(i)
NSIA Condition	7.6
NSI Notices	6.4(a)
Option Price	6.6(a)(i)
Per Share Merger Consideration	2.6(a)(i)
Per Share Scheme Consideration	2.5
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Clywedog Financials	6.1(e)
Required Clywedog Stockholder Vote	3.4
Scheduled Permits	3.14(f)
Scheme Consideration	2.5
Scheme Effective Time	2.1(b)
Scheme of Arrangement	Recitals
Scheme Transaction	Recitals
Self-Tender Offer	Recitals
Stock Issuance	Recitals
Stockholder Notice	6.2(b)
Surviving Corporation	2.2(a)
Topco	Preamble
Topco Bylaws	2.14
Topco Charter	2.14
Transaction Consideration	2.6(a)(ii)
U.S. GAAP	3.7(a)
1.2   Other Definitional and Interpretative Provisions.   The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with U.S. GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a Business Day. Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of Business Day and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin, or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Clywedog Disclosure Schedule or Beacon Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Clywedog Disclosure Schedule or the Beacon Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, (a) that prior to 5:00 p.m. on the date that is the Business Day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions or (b) delivered by or on behalf of a Party of its Representatives to the other Party or its Representatives via electronic mail or in hard copy form at least one (1) Business Day prior to the execution of this Agreement.
SECTION 2.   Description of Combinations.
2.1   The Scheme Transaction and Court Delivery Date.
(a)   At the Scheme Effective Time, upon the terms and subject to the conditions set forth in this Agreement and subject to receipt of the Court Order, the Scheme of Arrangement will become effective, pursuant to which Topco shall acquire the Scheme Shares. The Scheme Shares will be acquired fully paid, with full title guarantee, free from all Encumbrances (other than transfer restrictions arising under applicable securities laws) and together with all rights at the Scheme Effective Time or thereafter attached or relating thereto, including voting rights and the right to receive and retain all dividends and other distributions (if any) and any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) thereon.
(b)   Subject to the sanctioning of the Scheme of Arrangement by the Court, as promptly as reasonably practicable after the satisfaction or waiver (as applicable) of the conditions set forth in Sections 7, 8 and 9 (other than Section 8.8 and any conditions that by their nature are to be satisfied at the Closing), Beacon shall (a) deliver, or cause to be delivered, the order of the Court sanctioning the Scheme of Arrangement (such order, the “Court Order”) and any other necessary documents to the Registrar of Companies in England and Wales in accordance with the Companies Act and the Scheme of Arrangement shall become effective upon such delivery in accordance with its terms (the date and time of such delivery being the time that the Scheme of Arrangement shall become effective, herein referred to as the “Scheme Effective Time”) and (b) deliver a copy of the Court Order to Topco together with appropriate evidence of the Scheme Effective Time as soon as practicable following the making of the Court Order. Beacon shall confirm to Topco once the Court Order has been so delivered as soon as practicable following such delivery (and in any event shall confirm on the same Business Day (in London, UK whether or not a Business Day in the State of New York) as delivery of the Court Order).
2.2   The Merger and Effects of the Merger.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, at the Merger Effective Time, Merger Sub shall be merged with and into Clywedog, and the separate existence of Merger Sub shall cease. Clywedog will continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall be preceded by the completion of the Scheme of Arrangement and Self-Tender Offer.
(b)   The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, Clywedog will become a direct wholly owned subsidiary of Topco.

2.3   Closing; Merger Effective Time.   Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the third (3rd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Beacon and Clywedog may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Beacon and Clywedog (the time as of which the Merger becomes effective being referred to as the “Merger Effective Time”).
2.4   Certificate of Incorporation and Bylaws; Directors and Officers.   At the Merger Effective Time:
(a)   the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read as set forth on Exhibit A to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b)   the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Merger Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and
(c)   the directors and officers of the Surviving Corporation shall be individuals reasonably acceptable to the Parties, and shall hold office in accordance with the certificate of incorporation of the Surviving Corporation, as amended as part of the Merger.
2.5   Transfer of Scheme Shares.
(a)   At the Scheme Effective Time, the Scheme of Arrangement will become effective, pursuant to which Topco will acquire the Scheme Shares (including, for the avoidance of doubt, the Depositary Shares and the Beacon Ordinary Shares) from the Scheme Shareholders in accordance with the provisions of the Scheme of Arrangement, and the Scheme Shareholders shall cease to have any rights with respect to the Scheme Shares, except their rights, in accordance with the terms of the Scheme of Arrangement, to receive, in exchange for each Scheme Share, (i) a number of shares of Topco Common Stock calculated on the basis of the Scheme Exchange Ratio (the “Per Share Scheme Consideration”) plus (ii) pursuant to Section 2.7(a), cash in lieu of fractional Exchange Shares into which such Scheme Shares would have been converted pursuant to this Section 2.5 (the “Fractional Scheme Share Consideration” and, together with the Per Share Scheme Consideration, the “Scheme Consideration”). The number of shares of Topco Common Stock issued in connection with the Scheme of Arrangement shall, in each case, be rounded down to the nearest whole Beacon Ordinary Share or Beacon ADS, as applicable. As soon as reasonably practicable after the Scheme Effective Time, and subject to the stamping of the relevant instrument of transfer, the register of members of Beacon will be updated in accordance with the Scheme of Arrangement to reflect the transfer of the Scheme Shares, as contemplated hereby and thereby.
(b)   Following the date of this Agreement but prior to the Closing Date, Beacon will procure that the Beacon Deferred A Shares are transferred to Topco pursuant to the Beacon Deferred A Share Purchase Agreement.
2.6   Conversion of Shares.
(a)   At the Merger Effective Time, by virtue of the Merger and without any further action on the part of Topco, Merger Sub, Clywedog or any shareholder of Clywedog or Topco:

(i)   any shares of Clywedog Capital Stock held as treasury stock or owned, directly or indirectly, by Topco or Merger Sub immediately prior to the Merger Effective Time (collectively, “Excluded Shares”) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)   each share of Clywedog Capital Stock outstanding immediately prior to the Merger Effective Time (excluding shares to be canceled pursuant to Section 2.6(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive (i) a number of shares of Topco Common Stock calculated on the basis of the Merger Exchange Ratio (the “Per Share Merger Consideration”) plus (ii) pursuant to Section 2.7, cash in lieu of fractional shares into which such Clywedog Capital Stock would have been converted pursuant to this Section 2.6(a)(ii) (rounded down to the nearest whole share) (the “Fractional Merger Share Consideration” and, together with the Per Share Merger Consideration, the “Merger Consideration” and together with the Scheme Consideration, the “Transaction Consideration”).
(b)   If any shares of Clywedog Capital Stock outstanding immediately prior to the Merger Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with Clywedog, then the shares of Topco Common Stock issued in exchange for such shares of Clywedog Capital Stock will to the same extent, and subject to applicable Law, be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Topco Common Stock shall accordingly be marked with appropriate legends. Clywedog shall take all actions that may be necessary to ensure that, from and after the Merger Effective Time, Topco is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c)   Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Merger Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
2.7   Treatment of Fractional Share Consideration.   Notwithstanding any other provision of this Agreement:
(a)   No fractional Exchange Shares shall be issued or delivered in exchange for any Scheme Shares and no holder of any of the Scheme Shares shall be entitled to receive a fractional Exchange Share. No scrip representing fractional Scheme Shares or book-entry credit of the same shall be issued in the Scheme Transaction and no dividend or other distribution, stock split or interest shall relate to any such fractional Scheme Share, and such fractional Scheme Share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Topco. Notwithstanding any other provision of the Merger Agreement, any fraction of an Exchange Share to which:
(i)   any Scheme Shareholder other than the Depositary (or the Depositary Custodian) would otherwise be entitled, will after the Closing Date be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the relevant Scheme Shareholder and in accordance with applicable Law) as soon as reasonably practicable after (i) the Exchange Shares become freely tradeable on a recognized investment exchange, or (ii) a liquid market develops for the Exchange Shares, and such Scheme Shareholder shall be paid in cash after such sale, with the net proceeds of the sale (after the deduction of the expenses of the sale (including any Tax and amounts in respect of irrecoverable VAT payable thereon), without interest and subject to any required Tax withholding) in due proportion to the fractional Exchange Shares to which they would otherwise have been entitled; and
(ii)   the Depositary (or the Depositary Custodian) would otherwise be entitled, will after the Closing Date be aggregated and sold by the Exchange Agent (at the discretion of Topco, acting in the interests of the Depositary (or the Depositary Custodian) and in

accordance with applicable Law) as soon as reasonably practicable after (i) the Exchange Shares shall become freely tradeable on a recognized investment exchange, or (ii) a liquid market develops for the Exchange Shares, and the Depositary (or the Depositary Custodian) shall be paid in cash after such sale the amount representing the Depositary’s (or the Depositary Custodian’s) entitlement to the relevant fractional Exchange Share.
(b)   No fractional shares of Topco Common Stock shall be issued in exchange for any Clywedog Capital Stock. No scrip representing fractional Topco Common Stock or book-entry credit of the same shall be issued pursuant to this Agreement and no dividend or other distribution, stock split or interest shall relate to any such fractional share of Clywedog Capital Stock, and such fractional share of Clywedog Capital Stock shall not entitle the owner thereof to vote or to any other rights of a stockholder of Topco. Notwithstanding any other provision of this Agreement, any fraction of Clywedog Capital Stock to which (i) any holder of Clywedog Capital Stock would otherwise be entitled will be aggregated and sold in the market by the Exchange Agent as soon as reasonably practicable following the Closing Date and such holder of Clywedog Common Stock shall be paid in cash, after the Closing Date, with the net proceeds of the sale (after the deduction of the expenses of the sale (including any Tax and amounts in respect of irrecoverable VAT payable thereon), without interest and subject to any required Tax withholding) in due proportion to the fractional shares to which they would otherwise have been entitled multiplied by the volume-weighted average trading price on Nasdaq of a share of Topco Common Stock (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source mutually selected by Beacon and Clywedog) on the first Business Day following the Closing Date, rounded to the nearest cent, which amount shall be distributed to holders of the Clywedog Capital Stock on a pro rata basis in respect of their entitlement to Fractional Merger Share Consideration.
2.8   Transaction Consideration Adjustment.   If between the date of this Agreement following the effectiveness of the Clywedog Stock Split and the Merger Effective Time, the outstanding shares of Topco Common Stock, Clywedog Capital Stock, Beacon Ordinary Shares or Beacon ADSs or any securities convertible into, or exercisable or exchangeable for any of the foregoing shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Merger Exchange Ratio), combination or exchange of shares or other like change (including, for the avoidance of the doubt, as a result of the issuance of Clywedog Capital Stock pursuant to any SAFE Agreements to the extent such issuance has not previously been taken into account in calculating the Merger Exchange Ratio), the Merger Exchange Ratio and Scheme Exchange Ratio, as applicable, shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Topco Common Stock, Clywedog Capital Stock, Beacon ADSs and Beacon Ordinary Shares and Beacon Options and Beacon RSUs with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, tender offer, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit Topco, Clywedog or Beacon to take any action with respect to shares of Topco Common Stock, Clywedog Capital Stock, Beacon Ordinary Shares or Beacon ADSs, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
2.9   Closing of Clywedog’s Transfer Books.   At the Merger Effective Time: (a) all shares of Clywedog Capital Stock outstanding immediately prior to the Merger Effective Time shall be treated in accordance with Section 2.6(a), and all holders of certificates representing shares of Clywedog Capital Stock that were outstanding immediately prior to the Merger Effective Time shall cease to have any rights as stockholders of Clywedog and (b) the stock transfer books of Clywedog shall be closed with respect to all shares of Clywedog Capital Stock outstanding immediately prior to the Merger Effective Time. No further transfer of any such shares of Clywedog Capital Stock shall be made on such stock transfer books after the Merger Effective Time. If, after the Merger Effective Time, a valid certificate or book-entry previously representing any shares of Clywedog Capital Stock outstanding immediately prior to the Merger Effective Time (a “Clywedog Stock Certificate”) is presented to the

Exchange Agent or to the Surviving Corporation, such Clywedog Stock Certificate or book-entry shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.11.
2.10   Surrender of Certificates.
(a)   As soon as reasonably practicable after the date hereof but in any event prior to the Scheme Effective Time, Clywedog shall select a reputable bank, transfer agent or trust company, reasonably acceptable to Clywedog, to act as exchange agent in the Combinations (the “Exchange Agent”). Prior to the Scheme Effective Time, Topco shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Topco Common Stock issuable pursuant to (i) Section 2.5(a) in exchange for Scheme Shares and (ii) Section 2.6(a) in exchange for shares of Clywedog Capital Stock.
(b)   Promptly after the Scheme Effective Time, the Parties shall procure the deposit with the Exchange Agent, for the benefit of the Scheme Shareholders, evidence of Exchange Shares in book-entry form, representing the aggregate Scheme Consideration. No interest shall be paid or accrue for the benefit of the Scheme Shareholders on the Scheme Consideration. Notwithstanding anything to the contrary in this Section 2.10(b), all obligations of Topco with respect to consideration required to be provided by Topco to the Exchange Agent in respect of the Depositary Shares shall be satisfied to the extent Topco provides such consideration directly to the Depositary or Depositary Custodian pursuant to the procedures contemplated by Section 2.1(c) and Section 2.5. Prior to the Scheme Effective Time, Topco, Beacon and Clywedog shall establish procedures with the Depositary that are reasonably acceptable to Beacon and Clywedog to ensure that (i) the Depositary (or the Depositary Custodian) shall promptly deliver Exchange Shares to each holder of a Beacon ADS, (ii) any shares of Topco Common Stock unclaimed by holders of Beacon ADSs shall be treated, as closely as reasonably possible, in the same manner as provided under Section 2.10(e), and (iii) if reasonably practicable, the Scheme Consideration in respect of the Depositary Shares will be delivered directly by Topco to the Depositary (or the Depositary Custodian) rather than through the Exchange Agent. If reasonably deemed necessary by the parties in furtherance of the establishment of such procedures, Topco and Beacon shall enter into one or more letter agreements to the Deposit Agreement that are reasonably acceptable to the Depositary, Topco, Beacon and Clywedog, and Beacon shall deliver any certificates and opinions of counsel reasonably requested by the Depositary in connection therewith. Beacon will bear all fees, charges and expenses (including any stamp duty or stamp duty reserve tax) required to be paid under the Deposit Agreement in connection with the Scheme Transaction, the cancellation of the Beacon ADSs and the receipt of shares of Topco Common Stock by the holders of Beacon ADSs. No interest shall be paid or accrue on any amount payable in respect of the Beacon ADSs.
(c)   Promptly after the Merger Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Clywedog Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal, if requested by the Exchange Agent, in customary form and containing such provisions as Topco may reasonably specify (including a provision confirming that delivery of Clywedog Stock Certificates shall be effected, and risk of loss and title to Clywedog Stock Certificates shall pass, only upon delivery of such Clywedog Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Clywedog Stock Certificates in exchange for book-entry shares of Topco Common Stock. Upon surrender (including electronic surrender) of a Clywedog Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Beacon: (A) the holder of such Clywedog Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Topco Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.6(a) and (B) Clywedog Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.10(c), each Clywedog Stock Certificate shall be deemed, from and after the Merger Effective Time, to represent only the right to receive book-entry shares of Topco Common Stock representing the Merger Consideration. If any Clywedog Stock Certificate shall have been lost, stolen or destroyed, Topco may, in its discretion and as a condition precedent to the delivery of any shares of Topco Common Stock, require the owner of such lost, stolen or destroyed Clywedog Stock Certificate to provide an applicable affidavit with respect to such Clywedog Stock Certificate and post a bond indemnifying Topco against any claim suffered by Beacon related to the lost, stolen or destroyed Clywedog Stock Certificate or any shares of Topco Common Stock issued in exchange therefor as Topco may reasonably request.
(d)   No dividends or other distributions declared or made with respect to shares of Topco Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Clywedog Stock Certificate with respect to shares of Topco Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Clywedog Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.10 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(e)   Any shares of Topco Common Stock deposited with the Exchange Agent that remain undistributed to holders of Clywedog Stock Certificates within 180 days of the Merger Effective Time shall be delivered to Topco upon demand, and any holders of Clywedog Stock Certificates who have not theretofore surrendered their Clywedog Stock Certificates in accordance with this Section 2.10 shall thereafter look only to Topco for satisfaction of their claims for shares of Topco Common Stock and any dividends or distributions with respect to shares of Topco Common Stock.
(f)   Any shares of Topco Common Stock and any Fractional Share Consideration deposited with the Exchange Agent that remain undistributed to holders of Scheme Shares within twelve (12) months of the Scheme Effective Time shall be delivered to Topco upon demand, and any holders of Scheme Shares who have not theretofore received payment in respect of their Scheme Shares in accordance with this Section 2.10 shall thereafter look only to Topco for satisfaction of their claims for shares of Topco Common Stock, any Fractional Share Consideration and any dividends or distributions with respect to shares of Topco Common Stock.
(g)   Each of the Exchange Agent, Topco, Beacon and the Surviving Corporation (and, in each case, any Affiliate thereof) shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. The applicable payor shall use commercially reasonable efforts to provide notice to any holder of Clywedog Capital Stock or Scheme Shares upon becoming aware of any such withholding obligation attributable to any consideration payable in respect of Clywedog Capital Stock or Scheme Shares (other than as a result of failure to provide the certificate described in Section 6.12(e)), including a reasonably detailed explanation for such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(h)   No Party shall be liable to any holder of any Clywedog Stock Certificate or Scheme Shares or to any other Person with respect to any shares of Topco Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.11   Calculation of Net Cash.
(a)   Beacon Net Cash.
(i)   No later than five (5) Business Days before the Closing, Beacon will deliver to Clywedog a schedule (the “Beacon Closing Schedule”) setting forth, in reasonable detail, Beacon’s good faith, estimated calculation of Beacon Net Cash (the “Beacon Closing Calculations” and the date of delivery of such schedule being the “Beacon Delivery Date”) as of the close of business on the last Business Day prior to the Anticipated Closing Date (the

“Determination Time”) prepared and certified by Beacon’s Chief Executive Officer. Beacon shall make available to Clywedog, as reasonably requested by Clywedog, the work papers and back-up materials used or useful in preparing the Beacon Closing Schedule and, if reasonably requested by Clywedog, Beacon’s accountants and counsel at reasonable times and upon reasonable notice. The Beacon Closing Calculations shall include Beacon’s determination, as of the Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Merger Exchange Ratio. Set forth on Section 2.11(a)(i) of the Beacon Disclosure Schedule is an illustrative example of Beacon Net Cash calculations calculated on a hypothetical basis as of the date described therein.
(ii)   No later than five (5) Business Days after the Beacon Delivery Date (the last day of such period, the “Clywedog Response Date”), Clywedog shall have the right to dispute any part of the Beacon Closing Calculations by delivering a written notice to that effect to Beacon (a “Clywedog Dispute Notice”). Any Clywedog Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Beacon Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
(iii)   If, on or prior to the Clywedog Response Date, Clywedog notifies Beacon in writing that it has no objections to the Beacon Closing Calculations or, if on the Clywedog Response Date, Clywedog fails to deliver a Clywedog Dispute Notice as provided in Section 2.11(a)(ii), then the Beacon Closing Calculations as set forth in the Beacon Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Beacon Net Cash at the Determination Time for purposes of this Agreement.
(iv)   If Clywedog delivers a Clywedog Dispute Notice on or prior to the Clywedog Response Date, then Representatives of Beacon and Clywedog shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Beacon Net Cash, which agreed upon Beacon Net Cash shall be deemed to have been finally determined for purposes of this Agreement and to represent the Beacon Net Cash at the Determination Time for purposes of this Agreement.
(b)   Clywedog Net Cash.
(i)   No later than five (5) Business Days before the Closing, Clywedog will deliver to Beacon a schedule (the “Clywedog Closing Schedule”) setting forth, in reasonable detail, Clywedog’s good faith, estimated calculation of Clywedog Net Cash (the “Clywedog Closing Calculations” and the date of delivery of such schedule being the “Clywedog Delivery Date”) as of the Determination Time prepared and certified by Clywedog’s Chief Financial Officer. Clywedog shall make available to Beacon, as reasonably requested by Beacon, the work papers and back-up materials used or useful in preparing the Clywedog Closing Schedule and, if reasonably requested by Beacon, Clywedog’s accountants and counsel at reasonable times and upon reasonable notice. The Clywedog Closing Calculations shall include Clywedog’s determination, as of the Determination Time, of the defined terms in Section 1.1(a) necessary to calculate the Merger Exchange Ratio. Set forth on Section 2.11(b)(i) of the Clywedog Disclosure Schedule is an illustrative example of Clywedog Net Cash calculations calculated on a hypothetical basis as of the date described therein.
(ii)   No later than five (5) Business Days after the Clywedog Delivery Date (the last day of such period, the “Beacon Response Date”), Beacon shall have the right to dispute any part of the Clywedog Closing Calculations by delivering a written notice to that effect to Beacon (a “Beacon Dispute Notice” and together with the Clywedog Dispute Notice, a “Dispute Notice”). Any Beacon Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Clywedog Closing Calculations and will be accompanied by reasonably detailed materials supporting the basis for such revisions.
(iii)   If, on or prior to the Beacon Response Date, Beacon notifies Clywedog in writing that it has no objections to the Clywedog Closing Calculations or, if on the Beacon Response

Date, Beacon fails to deliver a Beacon Dispute Notice as provided in Section 2.11(a)(ii), then the Clywedog Closing Calculations as set forth in the Clywedog Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Clywedog Net Cash at the Determination Time for purposes of this Agreement.
(iv)   If Beacon delivers a Beacon Dispute Notice on or prior to the Beacon Response Date, then Representatives of Beacon and Clywedog shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Clywedog Net Cash, which agreed upon Clywedog Net Cash shall be deemed to have been finally determined for purposes of this Agreement and to represent the Clywedog Net Cash at the Determination Time for purposes of this Agreement.
(c)   If Representatives of Beacon and Clywedog are unable to negotiate an agreed-upon determination of Beacon Net Cash or Clywedog Net Cash as of the Determination Time pursuant to Section 2.11(a)(iv) or Section 2.11(b)(iv) within five (5) Business Days after delivery of the Dispute Notice (or such other period as Beacon and Clywedog may mutually agree upon), then any remaining disagreements as to the calculation of Beacon Net Cash or Clywedog Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by Beacon and Clywedog. If the parties are unable to select an independent auditor within five (5) Business Days, then either Beacon or Clywedog may thereafter request that the Boston, Massachusetts Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Beacon and Clywedog shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Beacon Closing Schedule or Clywedog Closing Schedule, as applicable, and the Dispute Notice, and Beacon and Clywedog shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Beacon and Clywedog shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Beacon and Clywedog. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Beacon Net Cash or Clywedog Net Cash made by the Accounting Firm shall be made in writing delivered to each of Beacon and Clywedog, shall be final and binding on Beacon and Clywedog and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Beacon Net Cash or Clywedog at the Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.11(c). The fees and expenses of the Accounting Firm shall be allocated between Beacon and Clywedog in the same proportion that the disputed amount of the Beacon Net Cash or Clywedog Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Beacon Net Cash amount or Clywedog Net Cash amount. If this Section 2.11(c) applies as to the determination of the Beacon Net Cash or Clywedog Net Cash at the Determination Time described in Section 2.11(a) or Section 2.11(b), upon resolution of the matter in accordance with this Section 2.11(c), the Parties shall not be required to determine Beacon Net Cash or Clywedog again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Beacon and Clywedog may request a redetermination of Beacon Net Cash or Clywedog if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.
2.12   Appraisal Rights.   Notwithstanding anything in this Agreement to the contrary, each share of Clywedog Capital Stock (other than Excluded Shares) outstanding immediately prior to the Merger Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of Clywedog Capital Stock in accordance with Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration but shall be entitled only to such rights as are granted by Section 262 of the DGCL, unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Merger Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Merger Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 2.6(a)(i), without interest. Clywedog shall give Beacon (a) prompt notice of any demands received by Clywedog for appraisal of any shares of Clywedog Capital Stock issued and outstanding immediately prior to the Merger Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Clywedog relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. Clywedog shall not, except with the prior written consent of Beacon, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of Clywedog, offer to settle or settle any such demands or approve any withdrawal of any such demands.
2.13   Further Action.   If, at any time after the Merger Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Clywedog, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of Clywedog, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
2.14   Topco Charter and Bylaws.   Prior to the Scheme Effective Time, the sole stockholder of Topco shall adopt the Amended and Restated Certificate of Incorporation of Topco, substantially in the form attached hereto as Exhibit D (the “Topco Charter”), to be in effect as of the Scheme Effective Time. Prior to the Scheme Effective Time, the Topco Board shall adopt the Amended and Restated Bylaws of Topco, substantially in the form attached hereto as Exhibit E (the “Topco Bylaws”), to be in effect as of the Scheme Effective Time. The Topco Charter and Topco Bylaws shall remain in effect as of the Merger Effective Time.
SECTION 3.   Representations and Warranties of Clywedog.
Except as set forth in the Clywedog Disclosure Schedule, Clywedog represents and warrants to Beacon and Merger Sub as follows:
3.1   Due Organization; Subsidiaries.
(a)   Each of Clywedog and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.
(b)   Each of Clywedog and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Clywedog Material Adverse Effect.
(c)   Clywedog has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Clywedog Disclosure Schedule; and neither Clywedog nor any of the Entities identified in Section 3.1(c) of the Clywedog Disclosure Schedule owns any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Clywedog Disclosure Schedule. Clywedog owns, directly or indirectly, all of the outstanding equity securities of its Subsidiaries, free and clear of all Encumbrances (other than Permitted Encumbrances). Neither Clywedog nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Clywedog nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Clywedog nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2   Organizational Documents.   Clywedog has delivered to Beacon accurate and complete copies of the Organizational Documents of Clywedog and each of its Subsidiaries. Neither Clywedog nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
3.3   Authority; Binding Nature of Agreement.   Clywedog and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Clywedog Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Clywedog and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Clywedog vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Clywedog and assuming the due authorization, execution and delivery by Topco, Beacon and Merger Sub, constitutes the legal, valid and binding obligation of Clywedog, enforceable against Clywedog in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Clywedog Stockholder Support Agreements, the Clywedog Board approved the Clywedog Stockholder Support Agreements and the transactions contemplated thereby.
3.4   Vote Required.   The affirmative vote of a majority of the outstanding shares of Clywedog Capital Stock voting together as a single class (collectively, the “Required Clywedog Stockholder Vote”), is the only vote of the holders of any class or series of Clywedog Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5   Non-Contravention; Consents.
(a)   Subject to compliance with any Antitrust Law, obtaining the Required Clywedog Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Clywedog, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)   contravene, conflict with or result in a violation of any of the provisions of Clywedog’s or any of its Subsidiaries’ Organizational Documents;
(ii)   contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which Clywedog or its Subsidiaries, or any of the assets owned or used by Clywedog or its Subsidiaries, is subject;
(iii)   contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Clywedog or its Subsidiaries;
(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Clywedog Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Clywedog Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Clywedog Material Contract, (C) accelerate the maturity or performance of any Clywedog Material Contract or (D) cancel, terminate or modify any term of any Clywedog Material Contract, except in the case of any non-material breach, default, penalty or modification; or

(v)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Clywedog or its Subsidiaries (except for Permitted Encumbrances).
(b)   Except for (i) the Required Clywedog Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Clywedog nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c)   The Clywedog Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Clywedog Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Clywedog Stockholder Support Agreements or any of the Contemplated Transactions.
3.6   Capitalization.
(a)   Section 3.6(a) of the Clywedog Disclosure Schedule sets forth an accurate and complete capitalization table of Clywedog as of the date hereof giving effectiveness to the Clywedog Stock Split. The authorized Clywedog Capital Stock as of the date of this Agreement consists of (i) 10,000,000 shares of Clywedog Common Stock, par value $0.0001 per share, of which 1,512,000 shares have been issued and are outstanding as of the date of this Agreement and (ii) 6,476,164 shares of Series Seed Preferred Stock, par value $0.0001 per share (the “Clywedog Preferred Stock”), all of which have been issued and are outstanding as of the date of this Agreement and which are convertible into 6,476,164 shares of Clywedog Common Stock following the effectiveness of the Clywedog Stock Split. Clywedog does not hold any shares of its capital stock in its treasury.
(b)   All of the outstanding shares of Clywedog Common Stock and Clywedog Preferred Stock and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Clywedog Disclosure Schedule have been duly authorized and validly issued and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Clywedog Common Stock or Clywedog Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Clywedog Common Stock or Clywedog Preferred Stock is subject to any right of first refusal in favor of Clywedog. Except as contemplated herein, there is no Clywedog Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Clywedog Common Stock or Clywedog Preferred Stock. Clywedog is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Clywedog Common Stock or other securities. Section 3.6(b) of the Clywedog Disclosure Schedule accurately and completely lists all repurchase rights held by Clywedog with respect to shares of Clywedog Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Clywedog Preferred Stock is convertible into one share of Clywedog Common Stock. With respect to any equity securities in Clywedog subject to a “substantial risk of forfeiture” (within the meaning of Code Section 83 and the Treasury Regulations promulgated thereunder), the applicable holder thereof made a valid Code Section 83(b) election.
(c)   Except for the 2020 Stock Plan, as amended (the “Clywedog Plan”), Clywedog does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Clywedog has reserved 1,512,000 shares of Clywedog Common Stock for issuance under the Clywedog Plan, of which no shares have been issued and are currently outstanding, no shares have been reserved for issuance upon exercise of Clywedog Options granted under the Clywedog Plan, and 1,512,000 shares of Clywedog Common Stock remain available for future issuance pursuant to the Clywedog Plan.
(d)   There are no: (i) outstanding Clywedog Options, (ii) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Clywedog or any of its Subsidiaries, (iii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Clywedog or any of its Subsidiaries, (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Clywedog or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (v) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Clywedog or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Clywedog or any of its Subsidiaries.
(e)   All outstanding shares of Clywedog Common Stock and Clywedog Preferred Stock and other securities of Clywedog have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
3.7   Financial Statements.
(a)   Section 3.7(a) of the Clywedog Disclosure Schedule includes true and complete copies of (i) Clywedog’s unaudited consolidated balance sheets at December 31, 2023 and December 31, 2024, (ii) Clywedog’s unaudited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2023 and December 31, 2024, (iii) the Clywedog Unaudited Interim Balance Sheet and (iv) Clywedog’s unaudited statements of income, cash flow and stockholders’ equity for the six months ended June 30, 2025 (collectively, the “Clywedog Financials”). The Clywedog Financials (A) were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and (B) fairly present, in all material respects, the financial position and operating results of Clywedog and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b)   Except as set forth in Section 3.7(a) of the Clywedog Disclosure Schedule, each of Clywedog and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Clywedog and its Subsidiaries in conformity with U.S. GAAP and to maintain accountability of Clywedog’s and its Subsidiaries’ assets, (iii) access to Clywedog’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for Clywedog’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. Clywedog and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
(c)   Section 3.7(c) of the Clywedog Disclosure Schedule lists, and Clywedog has delivered to Beacon accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Clywedog or any of its Subsidiaries since January 1, 2023.
(d)   There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of any executive officer of Clywedog, the Clywedog Board or any committee thereof. Neither Clywedog nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by Clywedog and its Subsidiaries, (ii) any fraud, whether or not material, that involves Clywedog, any of its Subsidiaries, Clywedog’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Clywedog and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
3.8   Absence of Changes.   Except as set forth on Section 3.8 of the Clywedog Disclosure Schedule, between December 31, 2024 and the date of this Agreement, Clywedog has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Clywedog Material Adverse Effect.
3.9   Absence of Undisclosed Liabilities.   Since December 31, 2024, neither Clywedog nor any of its Subsidiaries has any Liability, in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Clywedog Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Clywedog or its Subsidiaries since the date of the Clywedog Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Clywedog or any of its Subsidiaries under Clywedog Contracts, (d) Liabilities incurred in connection with the Contemplated Transactions and (e) Liabilities listed in Section 3.9 of the Clywedog Disclosure Schedule.
3.10   Title to Assets.   Each of Clywedog and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Clywedog Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Clywedog or any of its Subsidiaries as being owned by Clywedog or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Clywedog or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11   Real Property; Leasehold.   Neither Clywedog nor any of its Subsidiaries owns or has ever owned any real property. Clywedog has made available to Beacon (a) an accurate and complete list of all real properties with respect to which Clywedog directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Clywedog or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Clywedog Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12   Intellectual Property.
(a)   Section 3.12(a) of the Clywedog Disclosure Schedule sets forth a list of all Intellectual Property owned (or purported to be owned) by or exclusively licensed to Clywedog or its Subsidiaries that is (i) the subject of a registration or a pending application for registration or issuance, including Patents, Trademarks, Copyrights, Internet domain names; or (ii) social media accounts and handles (collectively, “Clywedog Registered Intellectual Property”) including, for each such item, as applicable, the name of the current legal and record owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.
(b)   Section 3.12(b) of the Clywedog Disclosure Schedule accurately identifies all material Clywedog Contracts pursuant to which Clywedog IP Rights are licensed to Clywedog or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Clywedog’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Clywedog and its employees in Clywedog’s standard form thereof).

(c)   Section 3.12(c) of the Clywedog Disclosure Schedule accurately identifies each Clywedog Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Clywedog IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Clywedog IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Clywedog’s benefit or in the case of academic institutions, to perform research). Each Person who is or was an employee or contractor of a licensor to Clywedog or any of its Subsidiaries and who is or was involved in the creation or development of any material Clywedog IP Rights purported to be owned by the licensor has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the licensor.
(d)   Neither Clywedog nor any of its Subsidiaries is bound by, and no Clywedog IP Rights that are owned by Clywedog or any of its Subsidiaries are subject to, any Clywedog Contract containing any covenant or other provision that in any way limits or restricts the ability of Clywedog or any of its Subsidiaries to use, exploit, assert, or enforce anywhere in the world any Clywedog IP Rights that are owned by Clywedog or any of its Subsidiaries.
(e)   Clywedog or one of its Subsidiaries exclusively owns all right, title, and interest to and in Clywedog IP Rights (other than (i) Clywedog IP Rights licensed to Clywedog or one of its Subsidiaries each as identified in Section 3.12(b) of the Clywedog Disclosure Schedule, (ii) Clywedog IP Rights that are jointly owned by Clywedog or one of its Subsidiaries and another Person as identified in Section 3.12(e) of the Clywedog Disclosure Schedule, (iii) any non-customized software that (A) is licensed to Clywedog or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Clywedog’s or any of its Subsidiaries’ products or services and (iv) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)   To the Knowledge of Clywedog, all documents and instruments necessary to register or apply for or renew registration of Clywedog Registered Intellectual Property have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii)   To the Knowledge of Clywedog, each Person who is or was an employee or contractor of Clywedog or any of its Subsidiaries and who is or was involved in the creation or development of any Clywedog IP Rights purported to be owned by Clywedog has signed an agreement that is a valid and enforceable agreement and contains a present assignment of such Intellectual Property to Clywedog or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of Clywedog and its Subsidiaries.
(iii)   To the Knowledge of Clywedog, no current or former stockholder, officer, director, or employee of Clywedog or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Clywedog IP Rights purported to be owned by Clywedog. To the Knowledge of Clywedog, no employee of Clywedog or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Clywedog or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Clywedog IP Rights purported to be owned by Clywedog or confidentiality provisions protecting trade secrets and confidential information comprising Clywedog IP Rights purported to be owned by Clywedog.
(iv)   No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Clywedog IP Rights in which Clywedog or any of its Subsidiaries has an ownership interest. No Person who was involved in, or who contributed to, the creation or development of any Clywedog IP Rights, has performed services for any Governmental Authority in a manner that would affect Clywedog’s rights in the Clywedog IP Rights.
(v)   Clywedog and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Clywedog or such Subsidiary holds, or purports to hold, as confidential or a trade secret. To the Knowledge of Clywedog, there has been no unlawful, accidental or unauthorized access to or use or disclosure of any confidential information or trade secrets of Clywedog that Clywedog intended to maintain as confidential or a trade secret.
(vi)   Neither Clywedog nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Clywedog IP Rights to any other Person.
(vii)   To the Knowledge of Clywedog, the Clywedog IP Rights constitute all material Intellectual Property necessary for Clywedog and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.
(f)   Clywedog has delivered or made available to Beacon, a complete and accurate copy of all Clywedog Intellectual Property Rights Agreements. With respect to each of the material Clywedog Intellectual Property Rights Agreements: (i) each such agreement is valid, binding on, enforceable against Clywedog or its Subsidiaries, as applicable, in accordance with its terms, subject to the Enforceability Exceptions, (ii) Clywedog has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither Clywedog nor its Subsidiaries, and to the Knowledge of Clywedog, no other party to any such agreement, is in breach or default thereof in any material respect.
(g)   To the Knowledge of Clywedog, the manufacture, marketing, license, sale, offering for sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by Clywedog or any of its Subsidiaries (i) does not violate any Clywedog Material Contract between Clywedog or its Subsidiaries and any third party, and (ii) does not infringe or misappropriate any Intellectual Property of any other Person. To the Knowledge of Clywedog, no third party is infringing upon any Patents owned by Clywedog within the Clywedog IP Rights or is in violation of any Clywedog Material Contract with Clywedog or its Subsidiaries under which Clywedog has out-licensed any Clywedog IP Rights.
(h)   As of the date of this Agreement, Clywedog is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office (other than normal course examination before the United States Patent and Trademark Office, or corresponding foreign office)) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Clywedog Registered Intellectual Property. Neither Clywedog nor any of its Subsidiaries has received any written notice offering an unsolicited license to any Intellectual Property or asserting that Clywedog or any of its Subsidiaries have infringed, misappropriated or otherwise violated any Intellectual Property of any Person and Clywedog does not have any specific reason to believe that any such notice may be forthcoming. Clywedog has not received any notice disputing the inventorship or ownership or the validity or enforceability of any material Clywedog IP Rights, and to the Knowledge of Clywedog there are no circumstances that would reasonably support such a claim. None of the Clywedog IP Rights is subject to any outstanding order of, judgment of, decree of or agreement with any Governmental Authority that limits the ability of Clywedog to exploit any Clywedog IP Rights.
(i)   To the Knowledge of Clywedog, each item of Clywedog Intellectual Property Rights that is Clywedog Registered Intellectual Property owned by Clywedog or any of its Subsidiaries is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Clywedog Registered Intellectual Property in full force and effect have been made by the applicable deadline. To the Knowledge of Clywedog, all Clywedog Registered Intellectual Property that is issued or granted is valid and enforceable.

(j)   To the Knowledge of Clywedog, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Clywedog or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Clywedog or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by Clywedog or any of its Subsidiaries in accordance with U.S. GAAP.
(k)   Except as set forth in Section 3.12(b) or 3.12(c) of the Clywedog Disclosure Schedule (i) neither Clywedog nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any infringement, misappropriation, or similar claim relating to Intellectual Property that is material to Clywedog and its Subsidiaries, taken as a whole and (ii) neither Clywedog nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l)   Except as set forth in Section 3.12(c) of the Clywedog Disclosure Schedule, neither Clywedog nor any of its Subsidiaries is party to any Clywedog IP Rights Agreement that, as a result of such execution, delivery and performance of this Agreement, will cause the grant to any third party of any license or other right to any Clywedog IP Rights, result in breach of, default under or termination of such Contract with respect to any Clywedog IP Rights, or impair the right of Clywedog or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Clywedog IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Clywedog Material Adverse Effect.
3.13   Agreements, Contracts and Commitments.
(a)   Section 3.13 of the Clywedog Disclosure Schedule identifies each Clywedog Contract that is in effect as of the date of this Agreement and is:
(i)   each Clywedog Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(ii)   each Clywedog Contract where any of Clywedog’s assets and properties is currently bound, which, pursuant to the express terms thereof, require annual obligations of payment by, or annual payments to, Clywedog in excess of $250,000,
(iii)   each Clywedog Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(iv)   each Clywedog Contract (A) requiring payments by Clywedog in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of services by, any Person, including any employee, consultant or individual independent contractor, providing employment-related, consulting or independent contractor services or (B) that is not terminable by Clywedog or its Subsidiaries on thirty (30) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit Clywedog’s, its Subsidiaries or such successor’s ability to terminate employees at will;
(v)   each Clywedog Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which could be increased, or the vesting of benefits of which could be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of service), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(vi)   each Clywedog Real Estate Lease;

(vii)   each Clywedog Contract disclosed in or required to be disclosed in Section 3.12(b) or Section 3.12(c) of the Clywedog Disclosure Schedule;
(viii)   each Clywedog Contract containing (A) any covenant limiting the freedom of Clywedog, its Affiliates or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of Clywedog’s products or services, (B) any most-favored pricing arrangement, (C) any exclusivity provision, (D) any non-solicitation provision, or (E) any grant of any option to any Intellectual Property;
(ix)   each Clywedog Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Clywedog or its Affiliates in connection with the Contemplated Transactions;
(x)   each Clywedog Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Clywedog or any of its Subsidiaries or any loans or debt obligations with officers or directors of Clywedog;
(xi)   each Clywedog Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(xii)   each Clywedog Contract requiring payment by or to Clywedog after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Clywedog, (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Clywedog has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Clywedog has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Clywedog or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of Clywedog or any Contract to sell, distribute or commercialize any products or service of Clywedog, in each case, except for Clywedog Contracts entered into in the Ordinary Course of Business;
(xiii)   each Clywedog Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of Clywedog, Beacon or any of their Affiliates at the time of or immediately after the Merger Effective Time;
(xiv)   a Labor Agreement;
(xv)   each Clywedog Contract providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses; or
(xvi)   any other Clywedog Contract that is not terminable at will (with no penalty or payment) by Clywedog, and (A) which involves payment or receipt by Clywedog after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of Clywedog taken as a whole.
(b)   Clywedog has delivered or made available to the Beacon accurate and complete copies of all Clywedog Contracts described in clauses (i)-(xvi) of the immediately preceding sentence (any such Clywedog Contract, a “Clywedog Material Contract”), including all amendments thereto. There are no Clywedog Material Contracts that are not in written form. Neither Clywedog nor any if Subsidiaries has, nor to the Knowledge of Clywedog as of the date of this Agreement, has any other party to a Clywedog Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Clywedog Material Contract in such manner as would permit any other party to cancel or terminate any such Clywedog Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Clywedog Material Adverse Effect. As to Clywedog and its Subsidiaries, as of the date of this Agreement, each Clywedog Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating or has a right pursuant to the terms of any Clywedog Material Contract or any other material term or provision of any Clywedog Material Contract.
3.14   Compliance; Permits; Restrictions.
(a)   Clywedog and each of its Subsidiaries are, and since January 1, 2023, have complied in all material respects with, are not in violation in any material respect of, and have not received any written notices of violation with respect to, applicable Law.
(b)   Clywedog and each of its Subsidiaries are and, since January 1, 2023, have been in compliance in all material respects with all Health Care Laws applicable to Clywedog. Since January 1, 2023, Clywedog has not received any notice alleging any material violation with respect to any applicable Health Care Laws. There are no restrictions upon Clywedog and any of its Subsidiaries that have resulted from conduct in violation of any Health Care Law.
(c)   Clywedog and each of its Subsidiaries are not currently and have not, since January 1, 2023, been: (i) a party to the terms of a corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement imposed by the Office of Inspector General of the Department of Health and Human Services or any other Governmental Authority; (ii) subject of any pending third party audit, other than routine customer audits, or investigation; (iii) named as a defendant in any action under the federal False Claims Act or any state equivalent; or (iv) the subject to any search warrant, subpoena, or civil investigative demand from any Governmental Authority with respect to any alleged violation of Law by Clywedog, and no such enforcement, regulatory or administrative proceeding is pending or threatened.
(d)   Clywedog product candidates are being, and, since January 1, 2023, have been, developed, tested, manufactured, labeled, distributed and stored, as applicable, in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and Public Health Service Act (42 U.S.C. § 262 et seq.), as amended, and applicable regulations promulgated by the U.S. Food and Drug Administration (“FDA”) and comparable applicable Laws outside of the United States, including those requirements relating to current good manufacturing practices, good laboratory practices and good clinical practices, as applicable, except in each case as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Clywedog Material Adverse Effect. To the extent the foregoing representation and warranty is made with respect to activities conducted by third parties, such representation and warranty is made solely to the Knowledge of Clywedog.
(e)   Since January 1, 2023, Clywedog has not (i) made an untrue statement of a material fact or a fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) failed to make a statement to the FDA, in each such case, related to the business of Clywedog, that, at the time such statement was made or such disclosure or statement was not made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any Governmental Authority to invoke any similar policy, except for any act or statement or failure to make a statement that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Clywedog Material Adverse Effect. Since January 1, 2023, Clywedog and any of its directors, officers, employees, or to the Knowledge of Clywedog, its contractors, have not been excluded from participation in any Federal Health Care Program or, to the Knowledge of Clywedog, engaged in any conduct for which Clywedog or any of its directors, officers, employees, or contractors could be excluded from participating in any Federal Health Care Program under 42 U.S.C. 1320a-7.
(f)   Clywedog and its Subsidiaries hold the respective licenses, certificates, clearances, approvals, permits or other authorizations or registrations set forth in Section 3.14(f) of the Clywedog Disclosure Schedule (the “Scheduled Permits”). The Scheduled Permits represent all the licenses, certificates, clearances, approvals, permits or other authorizations or registrations required for Clywedog to comply in all material respects with all Laws, including Health Care Laws, and all such Scheduled Permits are valid and in full force and effect. Clywedog and its Subsidiaries have not received any written notice or other written communication, any oral notice or other oral communication, from any Governmental Authority regarding (i) any actual or possible violation of applicable Law or any Scheduled Permit or any failure to comply with any term or requirement of any Scheduled Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Scheduled Permit.
3.15   Legal Proceedings; Orders.
(a)   There is no pending Legal Proceeding and, to the Knowledge of Clywedog, no Person has threatened to commence any Legal Proceeding: (i) that involves Clywedog or any of its Subsidiaries, any Clywedog Associate (in his or her capacity as such) or any of the material assets owned or used by Clywedog or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)   There is no Order to which Clywedog or any of its Subsidiaries, or any of the material assets owned or used by Clywedog or any of its Subsidiaries, is subject. To the Knowledge of Clywedog, no officer or other Key Employee of Clywedog or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Clywedog or any of its Subsidiaries or to any material assets owned or used by Clywedog or any of its Subsidiaries.
3.16   Tax Matters.
(a)   Clywedog and each of its Subsidiaries have timely filed (taking into account automatic extensions of time to file) all U.S. federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made that remains outstanding by a Governmental Authority in a jurisdiction where Clywedog or any of its Subsidiaries does not file Tax Returns that Clywedog or any such Subsidiary is subject to taxation by that jurisdiction.
(b)   All material Taxes due and owing by Clywedog and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of Clywedog Unaudited Interim Balance Sheet, neither Clywedog nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.
(c)   Clywedog and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d)   There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Clywedog or any of its Subsidiaries.
(e)   No deficiencies for material Taxes with respect to Clywedog or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that remain unpaid. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Clywedog or any of its Subsidiaries. Neither Clywedog nor any of its Subsidiaries (or any of their predecessors)

has waived any statute of limitations that has not yet expired in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency that has not yet been paid.
(f)   Neither Clywedog nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date.
(g)   Neither Clywedog nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes.
(h)   Neither Clywedog nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Clywedog). Neither Clywedog nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Clywedog and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.
(i)   Neither Clywedog nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.
(j)   Neither Clywedog nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(k)   Neither Clywedog nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(l)   Clywedog is not, and has never been, an “investment company” within the meaning of Section 351(e) or 368(a)(2)(F) of the Code.
(m)   Neither Clywedog nor any of its Subsidiaries, has taken or agreed to take, any action that would reasonably be expected to prevent the Combinations from qualifying for the Intended Tax Treatment. To the Knowledge of Clywedog, no facts or circumstances exist that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(n)   It is agreed and understood that no representation or warranty is made by Clywedog nor any of its Subsidiaries in respect of Tax matters in any section of this Agreement other than this Section 3.16 and Section 3.17.
3.17   Benefit Plans.   Except for the Clywedog Plan, none of Clywedog, any of its Subsidiaries or any of their respective ERISA Affiliates has at any time sponsored or contributed to, or has or has had any Liability in respect of, (i) any Employee Plan, (ii) any plan subject to Title IV of ERISA or Section 412 of the Code, (iii) a Multiemployer Plan, or (iv) a Multiple Employer Welfare Arrangement. Neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any material payment (including severance, bonus or other similar payment) becoming due to any current or former service provider of Clywedog or any of its Subsidiaries, (ii) materially increase or otherwise materially enhance any benefits or compensation otherwise payable under any Clywedog Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Clywedog Employee Plan. Clywedog has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law.

3.18   Employment and Labor Matters.
(a)   None of Clywedog nor any of its Subsidiaries has or has ever had any employees.
(b)   Section 3.18(b) of the Clywedog Disclosure Schedule sets forth a true, correct and complete list of all of the independent contractors, consultants, temporary employees, leased employees and other contingent workers engaged or used by Clywedog or any of its Subsidiaries (“Contingent Workers”) as of the date hereof, showing for each Contingent Worker such individual’s role in the business, the nature of services provided, the name of the contracting party, initial date of engagement, anticipated end date of engagement, work location (city, state, country), average hours worked per week, fee or other compensation arrangements, and whether Clywedog (or engaging Subsidiary) has a written contract with such Contingent Worker.
(c)   Clywedog and each of its Subsidiaries is, and at all times in the past five (5) years has been, in compliance in all material respects will all applicable Laws respecting labor and employment matters, including, without limitation, employment practices, terms and conditions of employment, worker classification, and wages and hours. Clywedog and each of its Subsidiaries, in each case, with respect to the employees of Clywedog and its Subsidiaries has at all times: (i) withheld and reported all material amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, and not been liable for any arrears, or penalty for failure to comply with any of the foregoing, (ii) paid all wages, salaries, wage premiums, commissions, bonuses, severance payments, expense reimbursements, fees and other compensation that has come due and payable to its or their employees and Contingent Workers under applicable Laws, Contracts, or benefit plans or policies, and (iii) not been liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are, and during the past five (5) years have been, no actions, suits, claims, administrative matters or other Legal Proceedings pending or, to the Knowledge of Clywedog, threatened against Clywedog or any of its Subsidiaries relating to any employee, employment agreement, Employee Plan (other than routine claims for benefits) or other labor or employment matter. To the Knowledge of Clywedog, there are, and during the past five (5) years have been, no pending or threatened claims or actions against Clywedog, any of its Subsidiaries, any Clywedog trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither Clywedog nor any Subsidiary thereof is or has ever been a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices. None of Clywedog nor any of its Subsidiaries is, nor has ever been, a party to, bound by, or has a duty to bargain under, any Labor Agreement.
(d)   Neither Clywedog nor any of its Subsidiaries has or at any time during the past five (5) years has had any material liability with respect to any misclassification of: (i) any Person as a Contingent Worker rather than as an employee or (ii) any employee currently or formerly classified as exempt from overtime wages under applicable wage and hour Law.
(e)   Neither Clywedog nor any of its Subsidiaries is a government contractor or subcontractor for any purposes of any law with respect to the terms and conditions of employment.
(f)   To the Knowledge of Clywedog, (i) none of Clywedog’s employees or Contingent Workers is subject to any noncompete, nonsolicit, nondisclosure, confidentiality, employment, consulting or other Contract that restricts or prohibits the performance of duties for or services to Clywedog and (ii) none of Clywedog’s employees or Contingent Workers is in violation of any noncompete, nonsolicit, nondisclosure, confidentiality, or other such obligation owed to Clywedog.
(g)   The consummation of the transactions contemplated by this Agreement will not (i) entitle any employee or Contingent Worker of Clywedog to severance pay, unemployment compensation, bonus payment or any other payment, (ii) accelerate the time of payment for vesting of, or increase the amount of compensation due to, any such employee or Contingent Worker or (iii) entitle any such employee or Contingent Worker to terminate, shorten or otherwise change the terms of the employee’s employment.

3.19   Environmental Matters.   Since January 1, 2023, Clywedog and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Clywedog of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Clywedog Material Adverse Effect. Neither Clywedog nor any of its Subsidiaries has received since January 1, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Clywedog or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of Clywedog, there are no circumstances that may prevent or interfere with Clywedog’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Clywedog Material Adverse Effect. To the Knowledge of Clywedog: (i) no current or prior owner of any property leased or controlled by Clywedog or any of its Subsidiaries has received since January 1, 2023, any written notice or other communication relating to property owned or leased at any time by Clywedog or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Clywedog or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Clywedog nor any of its Subsidiaries has any material liability under any Environmental Law.
3.20   No Financial Advisors.   Except as set forth on Section 3.20 of the Clywedog Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Clywedog or any of its Subsidiaries.
3.21   Transactions with Affiliates. Section 3.21 of the Clywedog Disclosure Schedule describes any material transactions or relationships, since January 1, 2023, between, on one hand, Clywedog or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Clywedog or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Clywedog Capital Stock or (c) to the Knowledge of Clywedog, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Clywedog or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
3.22   Privacy and Data Security.   Clywedog complies and has complied in all material respects with all applicable Privacy Laws and the applicable terms of any Clywedog Contracts relating to privacy, security, collection or use of Personal Data of any individuals (including, without limitation, clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Clywedog in connection with the operation of Clywedog’s business. To the Knowledge of Clywedog, Clywedog has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Data (the “Privacy Policies”) and has complied in material respects with the same, except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Clywedog Material Adverse Effect. To the Knowledge of Clywedog, as of the date hereof, no claims have been asserted or threatened against Clywedog by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Clywedog Contracts relating to privacy, security, collection or use of Personal Data of any individuals. To the Knowledge of Clywedog, there have been no data security incidents, Personal Data breaches or other adverse events or incidents related to Personal Data or Clywedog data in the custody or control of Clywedog or any service provider acting on behalf of Clywedog, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Clywedog Contract.
3.23   Anti-Corruption.
(a)   Neither Clywedog nor any director or officer or, to the Knowledge of Clywedog, any employee of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog), has directly or indirectly (i) given any funds (whether of Clywedog or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither Clywedog nor any director or officer or, to the Knowledge of Clywedog, employee of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog), has received any written communication from a Governmental Authority (or, to the Knowledge of Clywedog, any other communication from a Governmental Authority) that alleges any of the foregoing. To the Knowledge of Clywedog, there are no pending allegations by a Governmental Authority of any potential wrongdoing by Clywedog or by any director, officer, employee, agent or representative of Clywedog (acting in the capacity of a director, officer, employee, agent or representative of Clywedog) with respect to any Anti-Corruption Law.
(b)   There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Clywedog, threatened in writing against Clywedog, any director or officer or, to the Knowledge of Clywedog, any employee of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog). In the past five (5) years, neither Clywedog nor any director or officer or, to the Knowledge of Clywedog, any employee of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any potential non-compliance arising under or relating to any Anti-Corruption Law.
3.24   Sanctions Law.   In the past five (5) years, neither Clywedog nor any director or officer or, to the Knowledge of Clywedog, any employee of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog), (a) has been in violation of any Sanctions Laws, or (b) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, investigations or inquiries concerning any actual violations of any Sanctions Law by any Governmental Authority, pending or to the Knowledge of Clywedog threatened in writing against Clywedog, any director or officer or, to the Knowledge of Clywedog, any employees of Clywedog (acting in the capacity of a director, officer or employee of Clywedog) or, to the Knowledge of Clywedog, any representative or agent of Clywedog (acting in the capacity of a representative or agent of Clywedog). Neither Clywedog nor any director or officer is a Sanctioned Person. In the past five (5) years, Clywedog has not had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.
3.25   No Other Representations or Warranties.   Clywedog hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Beacon nor any other person on behalf of Beacon makes any express or implied representation or warranty with respect to Beacon or with respect to any other information provided to Clywedog, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Beacon set forth in Section 4 (in each case as qualified and limited by the Beacon Disclosure Schedule)) none of Clywedog, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

SECTION 4.   Representations and Warranties of Beacon, Topco and Merger Sub.
Except as otherwise disclosed in (a) the Beacon SEC Documents filed at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the Beacon Disclosure Schedule, which the Beacon Disclosure Schedule identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section or subsection of the Beacon Disclosure Schedule also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent from the text of the disclosure), Beacon and Merger Sub represents and warrants to Clywedog as follows:
4.1   Organization and Corporate Power.   Beacon is a public limited company duly organized and validly existing under the Laws of England and Wales, Topco is a corporation incorporated, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Beacon, Topco and Merger Sub has full power and authority to enter into this Agreement and perform their respective obligations hereunder. Beacon and each of its Subsidiaries has all requisite corporate or other entity power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not constitute a Beacon Material Adverse Effect. Beacon and each of its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to be qualified, authorized or in good standing, except where the failure to be so qualified, authorized or in good standing would not constitute a Beacon Material Adverse Effect. True and complete copies of the certificate of incorporation and articles of association of each of Beacon, Topco and Merger Sub and the organizational documents of each Subsidiary of Beacon (the “Beacon Organizational Documents”), each as in effect as of the date hereof, have been heretofore made available to Clywedog.
4.2   Authorization; Valid and Binding Agreement.
(a)   Each of Beacon, Topco and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Beacon Board (at meetings duly called and held) has: (i) approved and declared advisable this Agreement and consummation of the transactions contemplated herein, including the Scheme Transaction and the Scheme of Arrangement, (ii) determined that the terms of this Agreement and the Scheme of Arrangement, the Scheme Transaction and the other Contemplated Transactions are in the best interests of Beacon and would promote the success of Beacon for the benefit of Beacon Shareholders as a whole, and (iii) resolved to recommend that the Beacon Shareholders approve the Scheme of Arrangement at the Scheme Meeting.
(b)   The Merger Sub Board (by unanimous written consent) has: (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
(c)   The Topco Board has (a) determined that the terms of this Agreement and the Contemplated Transactions, including the Combinations are fair to, and in the best interests of, Topco and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the Stock Issuance and the Combinations, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Topco vote to adopt this Agreement and thereby approve the Contemplated Transactions, including the Stock Issuance and the Combinations.
(d)   This Agreement has been duly executed and delivered by Beacon, Topco and Merger Sub and, assuming the due authorization, execution and delivery by Clywedog, constitutes the legal, valid and binding obligation of Beacon and Merger Sub, enforceable against each of Beacon and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
4.3   Capital Stock.
(a)   As of the close of business on September 26, 2025 (the “Measurement Date”), the issued capital of Beacon consisted of 40,827,263 Beacon Ordinary Shares, which include Beacon Ordinary Shares deposited with the Depositary pursuant to the Depositary Agreement, underlying 40,827,263 outstanding Beacon ADSs, and 63,443 Beacon Deferred A Shares.
(b)   Section 4.3(b) of the Beacon Disclosure Schedule sets forth a true and complete list as of the Measurement Date of the outstanding Beacon Options and the number of Beacon Ordinary Shares reserved for issuance pursuant to Beacon’s 2021 Employee Stock Purchase Plan (the “Beacon ESPP”), including, with respect to each award of Beacon Options, (i) the number of Beacon Ordinary Shares subject thereto, (ii) the holder thereof (redacted names acceptable where required to comply with applicable Laws), (iii) the date of grant, (iv) the exercise price (if any), (v) the vesting schedule and/or other vesting provisions, including any accelerated vesting conditions and (vi) with respect to each Beacon Option, whether such Beacon Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code or whether it is a Beacon EMI Option; and, as of the Measurement Date, there are no other Beacon Options and no Beacon RSUs or other equity or equity-based awards outstanding and Beacon has granted no other such awards since the Measurement Date and prior to the date of this Agreement or changed the vesting or other terms and conditions applicable thereto except as expressly provided in this Agreement. No purchase rights have been granted under the Beacon ESPP.
(c)   As of the Measurement Date, all of the issued Beacon Ordinary Shares and Beacon ADSs have been validly issued free of pre-emptive or similar rights and are fully paid and non-assessable. As of the Measurement Date, all of the issued and outstanding Beacon Ordinary Shares were issued in compliance with all applicable Laws concerning the issuance of securities. Except as referred to in this Section 4.3 or as set forth in Section 4.3(c) of the Beacon Disclosure Schedule, Beacon does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Beacon. Except as referred to in this Section 4.3 or as set forth in Section 4.3(c) of the Beacon Disclosure Schedule, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Beacon, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Beacon, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require Beacon to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Beacon, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Beacon or (v) bonds, debentures, notes or other indebtedness of Beacon having the right to vote on any matters on which Beacon Shareholders may vote.
(d)   All of the outstanding Beacon Options have been duly authorized by all necessary corporate actions and were granted in accordance with the terms of all applicable Beacon Equity Plans and applicable Laws, and no Beacon Option is subject to the additional taxes imposed by Section 409A of the Code.
4.4   Subsidiaries.   Section 4.4 of the Beacon Disclosure Schedule lists all of the Subsidiaries of Beacon, and for each Subsidiary, the jurisdiction of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Each of the Subsidiaries of Beacon is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization. All of the outstanding shares of capital stock or equivalent equity interests of each of Beacon’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by Beacon free and clear of all Encumbrances (other than Permitted Encumbrances). None of Beacon’s Subsidiaries has any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are not outstanding or authorized any options or other rights to acquire from any of Beacon’s Subsidiaries, or any obligations of any of Beacon’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of Beacon’s Subsidiaries (collectively, “Beacon Subsidiary Securities”). There are no outstanding obligations of Beacon or its Subsidiaries to repurchase, redeem, or otherwise acquire any Beacon Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Beacon Subsidiary Securities to which Beacon or its Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Subsidiaries, Beacon does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.
4.5   No Breach.   Except as set forth in Section 4.5 of the Beacon Disclosure Schedule, with respect to clause (ii), for any conflicts, violations, breaches, defaults or other occurrences which would not (a) constitute a Beacon Material Adverse Effect, (b) prevent or materially delay consummation of the Merger, or (c) otherwise prevent or materially delay performance by Beacon, Topco or Merger Sub of any of its material obligations under this Agreement, the execution, delivery and performance of this Agreement by Beacon and Merger Sub and, subject to obtaining Required Beacon Shareholder Vote, the consummation of the Merger and the Contemplated Transactions do not (i) conflict with or violate the Beacon Organizational Documents or the organizational documents of any Beacon Subsidiary, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.6 have been obtained and all filings and obligations described in Section 4.6 have been made, conflict with or violate any Law, statute, rule or regulation or order, judgment or decree to which Beacon, its Subsidiaries or any of its or their properties or assets is subject or (iii) in any material respect: conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Encumbrance upon any assets of Beacon pursuant to, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Authority or other third party or Person pursuant to, the provisions of any Beacon Material Contract.
4.6   Consents, etc.   Except for (a) applicable requirements of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and any other applicable federal securities Laws, the Companies Act and the United Kingdom’s Financial Services and Markets Act 2000, (b) any filings required under state securities Laws, (c) any filings required by Nasdaq, (d) the filing of all material applications, consents, approvals, authorizations and notices, as required by the FDA, the EMA or the MHRA and any other federal, state, local or foreign Governmental Authority that is concerned with or regulates the marketing, sale, use, handling and control, safety, efficacy, reliability or manufacturing of drug or biological products or is concerned with or regulates public health care programs, (e) any filings of appropriate documents with the relevant authorities of other states in which Beacon or any of its Subsidiaries is qualified to do business, in each case, which have or will be made, (f) the Required Beacon Shareholder Vote, (g) any filings required to be made under any Antitrust Laws or Foreign Investment Laws applicable to the Contemplated Transactions, as described in Sections 6.4 and 7.5, and (h) any filings the failure of which to make would not (i) prevent or materially delay consummation of the Merger or (ii) otherwise prevent or materially delay performance by Beacon of any of its material obligations under this Agreement, Beacon is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Authority is required to be obtained by Beacon in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not (A) prevent or materially delay consummation of the Merger, or (B) otherwise prevent or materially delay performance by Beacon of any of its material obligations under this Agreement.

4.7   SEC Reports; Disclosure Controls and Procedures.
(a)   Beacon has timely filed or furnished all reports and other documents with the SEC required to be filed or furnished by Beacon since January 1, 2023 (such reports or documents, the “Beacon SEC Documents”). No Subsidiary of Beacon is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. Except as set forth in Section 4.7(a) of the Beacon Disclosure Schedule, as of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing), (i) each of the Beacon SEC Documents complied in all material respects with the applicable requirements of the Securities Act, and the rules and regulations of the SEC promulgated thereunder or the Exchange Act (as the case may be), each as in effect on the date so filed or furnished, and (ii) none of the Beacon SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   The financial statements (including related notes, if any) contained in the Beacon SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and (iii) fairly presented in all material respects the consolidated financial position of Beacon and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Beacon and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount).
(c)   Beacon has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a – 15(f) and 15d – 15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Beacon (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a – 15(e) and 15d – 15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Beacon in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Beacon’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Beacon’s auditors and the audit committee of the Beacon Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Beacon’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Beacon’s internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Beacon SEC Document has been so disclosed.
(d)    Since January 1, 2023, neither Beacon nor any of its Subsidiaries nor, to the Knowledge of Beacon, any director, officer, employee, auditor, accountant or representative of Beacon or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Beacon or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Beacon or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
(e)    As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Beacon SEC Documents and none of the Beacon SEC Documents is the subject of ongoing SEC review. There are no SEC inquiries or investigations pending or, to the Knowledge of Beacon, threatened, in each case regarding any accounting practices of Beacon.
(f)   Neither Beacon nor any of its Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Beacon or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Beacon or any of its Subsidiaries in Beacon’s published financial statements or other Beacon SEC Documents.
4.8   No Undisclosed Liabilities.   Except (a) as and to the extent disclosed, reflected or reserved against on the unaudited consolidated balance sheet of Beacon as of June 30, 2025, that is included in the Beacon SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, (c) arising out of or in connection with this Agreement or the Contemplated Transactions or (d) as set forth in Section 4.8 of the Beacon Disclosure Schedule, Beacon, together with its Subsidiaries, does not have any Liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Beacon and its Subsidiaries (or disclosed in the notes to such balance sheet) that would have a Beacon Material Adverse Effect.
4.9   Absence of Certain Developments.   From the Beacon Balance Sheet Date to the date hereof, there has not been any Beacon Material Adverse Effect. Except as set forth in Section 4.9 of the Beacon Disclosure Schedule, in connection with the Contemplated Transactions, since the Beacon Balance Sheet Date, each of Beacon and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and neither Beacon nor its Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 5.1 if such covenants had been in effect as of the Beacon Balance Sheet Date.
4.10   Compliance with Laws.
(a)    Beacon and its Subsidiaries are, and have been since January 1, 2023, in compliance with all Laws applicable to them (except for such past noncompliance as has been remedied and imposes no continuing obligations, Liabilities or costs on Beacon or its Subsidiaries) and except where any noncompliance has not had and would not have a Beacon Material Adverse Effect.
(b)    Since January 1, 2023, (i) neither Beacon nor any of its Subsidiaries has received any written notice from any Governmental Authority that alleges or relates to (A) any material violation or noncompliance (or reflects that Beacon or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material violation or noncompliance) with any applicable Law or (B) any material fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any material Beacon Permit and (ii) neither Beacon nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its alleged material noncompliance with, or violation of, any applicable Law.
(c)    Since January 1, 2023, Beacon and each of its Subsidiaries have timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees and assessments due and payable in connection therewith, except where the failure to make such filings or pay such fees and assessments would not have a Beacon Material Adverse Effect.
(d)   Beacon and each of its officers and directors (in their capacities as such) is in material compliance with, and has, since January 1, 2023, complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.
(e)   Except as would not have a Beacon Material Adverse Effect, (i) Beacon and its Subsidiaries are in compliance with applicable Law, including the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and the UK GDPR, as applicable, as well as applicable contractual requirements and its own published policies, relating to privacy, data protection and the collection, transfer and use of personally identifiable information collected, used or held for use by Beacon or any of its Subsidiaries, (ii) no claims or, to the Knowledge of Beacon, Legal Proceedings or investigations by any Governmental Authority, are pending, or threatened in writing, against Beacon or any of its Subsidiaries alleging a violation of any applicable Law concerning the privacy data protection, processing, transfer or security of such information and (iii) neither Beacon nor its Subsidiaries have suffered any data breaches or security incidents that to the Knowledge of Beacon has resulted in unauthorized access to any personally identifiable information collected, used or held for use by Beacon.
(f)    Neither Beacon, its Subsidiaries, nor any of their respective directors or officers or, to the Knowledge of Beacon, any employee of Beacon or its Subsidiaries (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representative or agent of Beacon or its Subsidiaries (acting in the capacity of a representative or agent of Beacon or its Subsidiaries), has directly or indirectly (i) given any funds (whether of Beacon, its Subsidiaries or otherwise) for unlawful contributions, unlawful gifts or unlawful entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to, or otherwise unlawfully provided anything of value to, any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or solicited or accepted any such payment or thing of value, or (iii) violated any provision of any Anti-Corruption Law. In the past five (5) years, neither Beacon nor any of its Subsidiaries nor any of their respective directors or officers or, to the Knowledge of Beacon, any employees (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representatives or agents (acting in the capacity of a representative or agent of Beacon or its Subsidiaries), has received any written communication from a Governmental Authority (or, to the Knowledge of Beacon, any other communication from a Governmental Authority) that alleges any of the foregoing. To the Knowledge of Beacon, there are no pending allegations by a Governmental Authority of any potential wrongdoing by Beacon, its Subsidiaries, or any of their respective directors, officers, employees, agents, or representatives (acting in the capacity of a director, officer, employee, agent, or representative of Beacon or its Subsidiaries) with respect to any Anti-Corruption Law.
(g)   There are not, and in the past five (5) years, there have not been, any Legal Proceedings with respect to any Anti-Corruption Law pending or, to the Knowledge of Beacon, threatened in writing against Beacon, any of its Subsidiaries, any of their respective directors or officers or, to the Knowledge of Beacon, any employees (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representatives or agents (acting in the capacity of a representative or agent of Beacon or its Subsidiaries). In the past five (5) years, neither Beacon nor any of its Subsidiaries nor any of their respective directors or officers or, to the Knowledge of Beacon, any employees (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representatives or agents (acting in the capacity of a representative or agent of Beacon or its Subsidiaries), has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any potential non-compliance arising under or relating to any Anti-Corruption Law.
(h)   In the past five (5) years, neither Beacon nor any of its Subsidiaries nor any of their respective directors or officers or, to the Knowledge of Beacon, any employees (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representatives or agents (acting in the capacity of a representative or agent of Beacon or its Subsidiaries), (i) has been in violation of any Sanctions Laws, or (ii) has been or was charged by any Governmental Authority with or has made any voluntary disclosure or paid any fine or penalty to any Governmental Authority concerning, or has been investigated for, a violation of any Sanctions Laws. There are not, and in the past five (5) years, there have not been, any Legal Proceedings, investigations or inquiries concerning any actual violations of any Sanctions Law by any Governmental Authority, pending or, to the Knowledge of Beacon, threatened in writing against Beacon, any of its Subsidiaries, any of their respective directors or officers or, to the Knowledge of Beacon, any employees (acting in the capacity of a director, officer or employee of Beacon or its Subsidiaries) or, to the Knowledge of Beacon, any representatives or agents (acting in the capacity of a representative or agent of Beacon or its Subsidiaries). Neither Beacon nor any of its directors or officers is a Sanctioned Person. In the past five (5) years, neither Beacon nor any of its Subsidiaries has had, directly or indirectly, any unlawful transactions with or unlawful investments in any Sanctioned Person or Sanctioned Country.
(i)    As of the Measurement Date, to the Knowledge of Beacon, Beacon constitutes an “Excepted Investor” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, and the implementing regulations set forth in 31 C.F.R. Part 800 (as in effect on the date of this Agreement) (collectively, the “DPA”).
4.11   Title to Properties.
(a)    Beacon and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the tangible personal property and other tangible assets necessary for the conduct of the business of Beacon and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Encumbrances (other than Permitted Encumbrances), except where the failure to do so would not have a Beacon Material Adverse Effect. To the Knowledge of Beacon, all such items of tangible personal property are in operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices, except where the failure to be in such condition or to be so maintained would not constitute a Beacon Material Adverse Effect.
(b)   Beacon does not own any real property. The leased real property described in Section 4.11(b) of the Beacon Disclosure Schedule (the “Beacon Real Property”) constitutes all of the real property used, occupied or leased by Beacon or its Subsidiaries. Except as would not have a Beacon Material Adverse Effect, (i) the Beacon Real Property leases are in full force and effect, and Beacon holds a valid and existing leasehold interest in the Beacon Real Property under each such applicable lease, (ii) neither Beacon nor any of its Subsidiaries, to the Knowledge of Beacon, any other party to the applicable Beacon Real Property leases is in default under any of such leases, and (iii) no event has occurred which, if not remedied, would result in a default by Beacon under the Beacon Real Property leases, and, to the Knowledge of Beacon, no event has occurred which, if not remedied, would result in a default by any party other than Beacon or its Subsidiaries under the Beacon Real Property leases.
4.12   Tax Matters.
(a)   (i) Beacon and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them; (ii) such Tax Returns are true, complete and correct in all material respects and have been prepared in material compliance with all applicable law; (iii) Beacon and its Subsidiaries have paid all material amounts of Taxes as due and payable (whether or not shown on any Tax Return); and (iv) as of the Beacon Balance Sheet Date, any material Liability of Beacon or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Beacon in accordance with applicable accounting practices and procedures. Since the Beacon Balance Sheet Date, neither Beacon nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice, other than in connection with the transactions contemplated by this Agreement.
(b)   No written claim has been made in writing by any Governmental Authority in a jurisdiction where Beacon or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Returns. There are no Encumbrances for any material amount of Taxes (other than Permitted Encumbrances) upon any of the assets of Beacon or any of its Subsidiaries. Beacon and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with (i) any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party or (ii) in respect of, or in connection with, any Beacon Options or other awards granted under any Beacon Equity Plans. Neither Beacon nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulation Section 1.6011-4(b)(2).
(c)   No material U.S. federal, state or local or non-U.S. Tax Legal Proceedings are pending or being conducted with respect to Beacon or any of its Subsidiaries. All assessments for material amounts of Taxes due from Beacon or any of its Subsidiaries with respect to completed and settled Legal Proceedings have been timely paid in full.
(d)   (i) There is no outstanding request for any extension of time for Beacon or any of its Subsidiaries to pay any material amount of Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material amount of Tax of Beacon or any of its Subsidiaries.
(e)   Neither Beacon nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than, in each case, any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither Beacon nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group comprised solely of Beacon and its Subsidiaries) or (ii) has Liability for the Taxes of any Person (other than Beacon or its Subsidiaries) as a transferee or successor, by contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).
(f)   Neither Beacon nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) (or any similar provision of state, local or non-U.S. Law) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) (i) occurring during the two (2)-year period ending on the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.
(g)   Neither Beacon nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (ii) installment sale or open transaction made on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received prior to the Closing Date.
(h)   No distribution or deemed distribution, within the meaning of section 1000 or sections 1022-1027 of A 2010, has been made (or will be deemed to have been made) by Beacon or any Subsidiary, except dividends shown in their statutory accounts, and neither Beacon nor any Subsidiary is bound to make any such distribution.
(i)   Neither Beacon nor any of its Subsidiaries has agreed to, requested or is required to include any adjustment under Section 481 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) by reason of a change in accounting method or otherwise.
(j)   Except as set forth in Section 4.12(j) of the Beacon Disclosure Schedule, each of Beacon and its Subsidiaries is resident for tax purposes solely in the jurisdiction of such Beacon’s incorporation and does not have a permanent establishment, fixed place of business, fixed establishment or any other taxable presence in any other jurisdiction.

(k)   It is agreed and understood that no representation or warranty is made by Beacon in respect of Tax matters in any section of this Agreement other than this Section 4.12, Section 4.3(d) and Section 4.17.
(l)   Neither Beacon, Topco, Merger Sub nor any of Beacon’s Subsidiaries, have taken or agreed to take, any action that would reasonably be expected to prevent the Combinations from qualifying for the Intended Tax Treatment. To the Knowledge of Beacon, no facts or circumstances exist that would reasonably be expected to prevent the Combinations from qualifying for the Intended Tax Treatment.
4.13   Contracts and Commitments.
(a)   As of the date hereof and except as set forth in Section 4.13 of the Beacon Disclosure Schedule or any Employee Plan, neither Beacon nor any of its Subsidiaries is a party to or bound by any:
(i)   “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Beacon or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with Beacon’s Annual Report on Form 10-K for the year ended December 31, 2024, or any Beacon SEC Documents filed after the date of filing of such Form 10-K until the date hereof;
(ii)   Contract (A) relating to the disposition or acquisition by Beacon or any of its Subsidiaries of assets or equity interests in any Person (1) after the date of this Agreement, other than the sale of inventory in the ordinary course of business consistent with past practice, obsolete assets or expired inventory or (2) prior to the date hereof, which contains any material ongoing obligations (including sale of inventory, indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely to result in claims in excess of $250,000 or (B) pursuant to which Beacon or any of its Subsidiaries will acquire or dispose of any ownership interest in any other Person or other business enterprise other than Beacon’s Subsidiaries;
(iii)   collective bargaining agreement or Contract with any labor union, trade organization or similar employee representative body (other than any statutorily mandated agreement in a non-U.S. jurisdiction);
(iv)   Contract establishing any joint ventures, partnerships, collaborations or similar arrangements;
(v)   Contract (A) prohibiting or materially limiting the right of Beacon or its Subsidiaries (1) to compete in any line of business, (2) to conduct business with any Person or in any geographical area, or (3) to develop or commercialize compounds with respect to any therapeutic area, class of drugs or mechanism of action, (B) obligating Beacon or its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of Beacon or its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area;
(vi)   Contract in respect of indebtedness of $250,000 or more, other than (A) accounts receivables and payables and (B) loans to wholly-owned Beacon Subsidiaries, in each case in the ordinary course of business consistent with past practice;
(vii)   Contract (other than a Employee Plan) between Beacon, on the one hand, and any Affiliate of Beacon (other than a Subsidiary of Beacon), on the other hand;
(viii)   Other than the Beacon Shareholder Support Agreement, Contract relating to the voting or registration of any securities;

(ix)   Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Beacon or its Subsidiaries;
(x)   Contract under which Beacon or Beacon’s Subsidiaries are expected to make annual expenditures or receive annual revenues in excess of $250,000 during the current or a subsequent fiscal year;
(xi)   Settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with or imposed by any Governmental Authorities or Beacon Regulatory Agencies that has existing or contingent performance obligations;
(xii)   Contract of Beacon or any of its Subsidiaries relating to the settlement of any litigation proceeding that provides for any continuing material obligations on the part of Beacon or any of its Subsidiaries;
(xiii)   Contract of Beacon or any of its Subsidiaries that prohibits, limits or restricts the payment of dividends or distributions in respect of the capital stock of Beacon or any of its Subsidiaries or otherwise prohibits, limits or restricts the pledging of capital stock of Beacon or any of its Subsidiaries or prohibits, limits or restricts the issuance of guarantees by Beacon or any of its Subsidiaries;
(xiv)   IP Contract;
(xv)   Contract with any payor, wholesaler, distributor, pharmacy or governmental payor;
(xvi)   master services or similar Contract with any third-party manufacturer or supplier for the manufacture and/or supply of materials or products in the supply chain for Products;
(xvii)   Contract providing for any guaranty by Beacon or any of its Subsidiaries of third-party obligations (under which Beacon or any of its Subsidiaries has continuing obligations as of the date hereof) of $250,000 or more, other than any guaranty by Beacon or any of its Subsidiaries’ obligations;
(xviii)   Contract with any Governmental Authority;
(xix)   Contract with any Healthcare Provider obligating Beacon or any of its Subsidiaries to make over $250,000 in annual payments in the aggregate (including, without limitation, cash, stock options, royalties and any other form of compensation) to such Healthcare Provider, excluding any Contract with any Healthcare Provider to provide services as a clinical site in a clinical trial sponsored by Beacon; or
(xx)   Contract to enter into any of the foregoing.
Each such Contract described in clauses (i) through (xix) of this Section 4.13 or excluded therefrom due to the exception of being filed as an exhibit to the Beacon SEC Documents, together with each Beacon Real Property lease listed in Section 4.11(b) of the Beacon Disclosure Schedule, is referred to herein as a “Beacon Material Contract.”
(b)   Clywedog has been given access to a true and correct copy of all written Beacon Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Beacon Material Contract.
(c)   Except as would not have a Beacon Material Adverse Effect: (i) none of Beacon or any of its Subsidiaries (A) is, or has received written notice that any other party to any Beacon Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Beacon Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Beacon Material Contract and (iii) each such Beacon Material Contract, unless expired pursuant to its terms, is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, Beacon or its Subsidiary, and, to the Knowledge of Beacon, each other party thereto. As of the date hereof, no party to any Beacon Material Contract has given any written notice of termination or cancellation of any Beacon Material Contract or that it intends to seek to terminate or cancel any Beacon Material Contract (whether as a result of the Contemplated Transactions or otherwise).
4.14   Intellectual Property.
(a)   Section 4.14(a) of the Beacon Disclosure Schedule sets forth a list of all Intellectual Property owned (or purported to be owned) by or exclusively licensed to Beacon or its Subsidiaries that is (i) the subject of a registration or a pending application for registration or issuance, including Patents, Trademarks, Copyrights, Internet domain names; or (ii) social media accounts and handles (collectively, “Beacon Registered Intellectual Property”) indicating, for each such item, as applicable, the name of the current legal and record owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date.
(b)   All assignments to Beacon or its Subsidiaries of Patents constituting Beacon Owned Intellectual Property that are material to the business of Beacon and its Subsidiaries exist and have been properly executed and recorded. Beacon or one of its Subsidiaries (i) except as disclosed in Section 4.14(b) of the Beacon Disclosure Schedule, (A) solely and exclusively own all rights, title and interests in and to all Beacon Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances, or (B) is the sole and exclusive licensee of all Beacon Exclusive Intellectual Property, free and clear of all Encumbrances (except for Permitted Encumbrances), (ii) possess legally sufficient, valid and enforceable rights to use all other Intellectual Property used in connection with or necessary to conduct Beacon’s and its Subsidiaries’ businesses; provided, however, that the foregoing shall not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 4.14(d) below, and (iii) will continue to own, license or have the right to use all such Intellectual Property in clause (i) immediately following the Closing to the same extent as prior to the Closing. None of the Beacon Owned Intellectual Property or, to the Knowledge of Beacon, Beacon Exclusive Intellectual Property is subject to any pending or, to the Knowledge of Beacon, threatened claims of joint ownership and all registration, renewal, maintenance and other payments that are or have become due with respect to each item of Beacon Registered Intellectual Property have been timely paid as of the date hereof, by or on behalf of the owner of such item. The Beacon Owned Intellectual Property and Beacon Exclusive Intellectual Property are each (A) subsisting and, to the Knowledge of Beacon, valid and enforceable, and (B) not subject to any outstanding order, judgment or decree.
(c)   Except as disclosed in Section 4.14(c) of the Beacon Disclosure Schedule, the validity, enforceability, scope of, and, as applicable, Beacon’s or any of its Subsidiaries’ title to, any Beacon Owned Intellectual Property or, to the Knowledge of Beacon, any Beacon Exclusive Intellectual Property is not being challenged in any (x) outstanding ruling or order by a Governmental Authority, or (y) litigation or Legal Proceeding (including any reissue, reexamination, inter-partes review, post-grant review, cancellation, interferences, or opposition proceeding) to which Beacon or any of its Subsidiaries is a party.
(d)   To the Knowledge of Beacon and without giving effect to 35 U.S.C. §271(e)(1) or any comparable Laws, Beacon and its Subsidiaries have not and will not (including in the conduct of their business as presently conducted or as proposed to be conducted), and the use of any of their respective products or services has not and will not misappropriated or misappropriate, infringed or infringe on, or otherwise violated or violate the Intellectual Property of any Person. Except as set forth in the Beacon Disclosure Schedule, neither Beacon nor any of its Subsidiaries has received any written notice or other threat of any pending claim, order or proceeding with respect to any Intellectual Property of any Person. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Beacon, threatened against Beacon or its Subsidiaries or any of their respective Affiliates at Law or in equity by or before any Governmental Authority alleging the violation, misappropriation, or infringement of the Intellectual Property of any Person or that any of the Beacon Owned Intellectual Property or the Beacon Exclusive Intellectual Property is invalid or unenforceable.
(e)   To the Knowledge of Beacon and without giving effect to 35 U.S.C. §271(e)(1) or any comparable Laws, no Person is misappropriating, infringing or violating, or intending to misappropriate, infringe or violate, any Beacon Owned Intellectual Property or Beacon Exclusive Intellectual Property. Neither Beacon nor any of its Subsidiaries have brought any claim or sent any notice alleging any infringement, misappropriation or violation of Intellectual Property to any third party.
(f)   Section 4.14(f) of the Beacon Disclosure Schedule sets forth, as of the date hereof, a complete and correct list of all IP Contracts to which Beacon or any of its Subsidiaries is a party. Neither Beacon nor any Beacon Subsidiary has received any written notice that any party intends to terminate, cancel, or not renew any such IP Contract. The consummation of the transactions contemplated hereby will not cause or result in the early expiration or termination of any such IP Contract, or the acceleration of any payment, the addition of any fees or charges, the vesting or phasing out of any rights or interests, or any other obligation that would not have arisen but for the consummation of the transactions contemplated hereby.
(g)   To the Knowledge of Beacon, each current and former employee of Beacon or any of its Subsidiaries who works or worked in Beacon’s or a Subsidiary’s business and each current and former independent contractor and consultant of Beacon or any of its Subsidiaries who provides or provided services to Beacon’s or a Subsidiary’s business, in each instance, who was or is involved in the invention, creation, development, design or modification of any Intellectual Property has executed a valid and binding written agreement expressly assigning to Beacon or one of its Subsidiaries all right, title, and interest in and to any inventions and works of authorship, whether or not patentable, invented, created, developed, conceived and/or reduced to practice during the term of such employee’s employment or such independent contractor’s or consultant’s work for Beacon or one of its Subsidiaries relating to Beacon’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Beacon or any of its Subsidiaries or that may be used with any such Products, and all Intellectual Property therein or related thereto. In addition, (i) to the Knowledge of Beacon, each current and former employee and each current and former independent contractor and consultant of Beacon or one of its Subsidiaries has executed, or is obligated to execute, a valid assignment for each Patent invented by such current or former employee of Beacon or such Subsidiary or current or former independent contractor or consultant relating to Beacon’s or a Subsidiary’s business or any of the Products being researched, developed, manufactured or sold by Beacon or any of its Subsidiaries or that may be used with any such Products and (ii) with respect to any Patent that is jointly owned by Beacon or any of its Subsidiaries and a third party, to the Knowledge of Beacon, such third party has obtained or is obliged to obtain a valid, written assignment from each of the inventors employed or contracted by such third party conveying all rights, title, and interest to such third party.
(h)   To the Knowledge of Beacon, each current and former employee of Beacon or any of its Subsidiaries who works or worked in Beacon’s or a Subsidiary’s business and each current and former independent contractor and consultant of Beacon or any of its Subsidiaries who provides or provided services to Beacon’s or a Subsidiary’s business, in each instance, is subject to a non-disclosure or other confidentiality agreement with respect to confidential information of Beacon.
(i)   Beacon has taken commercially reasonable steps to maintain, police and protect the Beacon Owned Intellectual Property and Beacon Exclusive Intellectual Property that is material to its business (“Beacon Material Intellectual Property”). To the Knowledge of Beacon, all Beacon Material Intellectual Property that derives actual or potential economic value from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use has been maintained in confidence in accordance with protection procedures that are in accordance with procedures customarily used in the industry to protect rights of like importance and, to the Knowledge of Beacon, adequate for protection against unauthorized disclosure or use. To the Knowledge of Beacon, there has been no unauthorized disclosure of any such Beacon

Material Intellectual Property. Beacon and Beacon’s Subsidiaries own all rights, title and interests in or to all material Intellectual Property created or developed by each employee, consultant, or contractor of Beacon and Beacon’s Subsidiaries within the scope of employment or engagement, as applicable.
(j)   The IT Assets of Beacon operate (i) to the Knowledge of Beacon, in all material respects in accordance with their documentation and functional specifications, (ii) as required by Beacon to operate its business as presently conducted and (iii) to the Knowledge of Beacon, have not materially malfunctioned or failed. Beacon has implemented commercially reasonable measures to protect the confidentiality and security of such IT Assets and information stored or contained therein against any unauthorized use, access, interruption or corruption. Beacon has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to its IT Assets. To the Knowledge of Beacon, Beacon and its Subsidiaries have obtained and possess valid licenses to use all of the software programs present on the IT Assets and other software-enabled electronic devices that Beacon or any of its Subsidiaries own or lease or that it or they have otherwise provided to its or their employees, independent contractors and consultants for their use.
(k)   Without giving effect to 35 U.S.C. §271(e)(1) or any comparable Laws, Beacon owns and possesses all right, title and interest in and to (or has the right pursuant to a valid and enforceable license or, to the Knowledge of Beacon, otherwise possesses legally enforceable rights to use) all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Beacon in substantially the same manner as presently conducted. Neither the execution and delivery of this Agreement, nor the performance of this Agreement by Beacon, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or failure to consent to the continued use of, any rights of Beacon in any Beacon Owned Intellectual Property, or, to the Knowledge of Beacon, Beacon Exclusive Intellectual Property or Beacon Material Non-Exclusive Intellectual Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Beacon Material Adverse Effect.
(l)   To the Knowledge of Beacon, Beacon and Beacon Subsidiaries’ Processing of any Sensitive Data is and has been in compliance with all Laws and Contracts (including privacy policies and terms of use) applicable to Beacon or a Beacon Subsidiary. There have not been any material incidents of, or third party claims alleging, (i) Security Breaches, (ii) unauthorized access or unauthorized use of any of Beacon or its Subsidiaries’ Systems, or (iii) any unauthorized access or acquisition of, any Personal Data or confidential business information maintained by Beacon, its Subsidiaries or by any third party service provider on behalf of Beacon or its Subsidiaries that would have necessitated notification of a data protection authority or a data subject. Neither Beacon nor Beacon Subsidiaries have notified in writing, or been required by applicable Law, Governmental Authorities or other Privacy Obligation to notify in writing, any Person of any Security Breach. Neither Beacon nor Beacon Subsidiaries have received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Laws or other Privacy Obligations with respect to Personal Data possessed by Beacon or Beacon’s Subsidiaries. Beacon and Beacon Subsidiaries have implemented and maintain an information security program that is comprised of reasonable and appropriate organizational, physical, administrative, and technical safeguards designed to protect the security, confidentiality, integrity and availability of its Systems and all Sensitive Data it Processes that are consistent with all Laws and Contracts applicable to Beacon or a Beacon Subsidiary.
(m)   Except as set forth in Section 4.14(m) of the Beacon Disclosure Schedule, no government funding, facilities or personnel of a university, college, other educational institution or research center or funding from governmental or academic third parties was used in the development of any of the Beacon Owned Intellectual Property or Beacon Exclusive Intellectual Property.
4.15   Litigation.   As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Beacon, threatened against Beacon or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority, and Beacon and its Subsidiaries are not subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental

Authority, except, in each case, that would not (i) have a Beacon Material Adverse Effect, (ii) prevent or materially delay consummation of the Merger or (iii) otherwise prevent or materially delay performance by Beacon of any of its material obligations under this Agreement. Section 4.15 of the Beacon Disclosure Schedule sets forth a complete and accurate list of all Legal Proceedings that have been filed or are on-going before any court or Governmental Authority.
4.16   Insurance.   Section 4.16 of the Beacon Disclosure Schedule sets forth each insurance policy (including policies providing casualty, liability, medical and works compensation coverage) to which Beacon or any Subsidiary is currently a party. Except as would not have a Beacon Material Adverse Effect, (i) each insurance policy under which Beacon or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, all premiums due thereon have been paid in full, and Beacon and its Subsidiaries are in material compliance with the terms and conditions of such insurance policy, (ii) neither Beacon nor any of its Subsidiaries is in material breach or default under any such insurance policy, (iii) no notice of cancellation or termination has been received with respect to any insurance policy and (iv) to the Knowledge of Beacon, no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy.
4.17   Employee Benefit Plans.
(a)   Section 4.17 of the Beacon Disclosure Schedule lists all material Beacon Employee Plans and UK Beacon Employee Plans, separately identifying each Beacon Employee Plan and UK Beacon Employee Plan. Each Beacon Employee Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and Beacon is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Beacon Employee Plan. Each Beacon Employee Plan and UK Beacon Employee Plan complies in form and in operation in all material respects with the requirements of the Code, ERISA, and other applicable Laws. Each Beacon EMI Option qualified at grant, and continued to qualify on exercise, for tax advantaged status under Schedule 5 of the UK’s Income Tax (Earnings and Pensions) Act 2003.
(b)   With respect to each material Beacon Employee Plan and UK Beacon Employee Plan, Beacon has made available to Clywedog true, current and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Authority relating to a Beacon Employee Plan or UK Beacon Employee Plan received or sent within the last three (3) years; and (vi) the most recent Internal Revenue Service or determination, or opinion letter.
(c)   Except as would not have a Beacon Material Adverse Effect, with respect to each Beacon Employee Plan and UK Beacon Employee Plan, (i) all required contributions to, and premiums payable in respect of, such Beacon Employee Plan and UK Beacon Employee Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on Beacon’s financial statements in accordance with GAAP, (ii) there are no Legal Proceedings pending or, to the Knowledge of Beacon, threatened, other than routine claims for benefits, and to the Knowledge of Beacon, no fact or circumstance exists that would be reasonably likely to give rise to any such Legal Proceeding and (iii) no Beacon Employee Plan or UK Beacon Employee Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Authority, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(d)   None of Beacon, any of its Subsidiaries or any of their respective ERISA Affiliates has at any time sponsored or contributed to, or has or has had any Liability in respect of, a plan that is or was at any relevant time (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a

Multiemployer Plan, or (iii) a Multiple Employer Welfare Arrangement. None of the Beacon Employee Plans or UK Beacon Employee Plans obligates Beacon or any of its Subsidiaries to provide a current or former officer, director, independent contractor or employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with Beacon or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other similar Law at the sole expense of the participant and coverage through the end of the month of termination of employment or service.
(e)   Except as otherwise contemplated by this Agreement and except as set forth in Section 4.17(e) of the Beacon Disclosure Schedule, neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any material payment (including severance, bonus or other similar payment) becoming due to any current or former officer, director, independent contractor or employee of Beacon or any of its Subsidiaries, (ii) materially increase or otherwise materially enhance any benefits or compensation otherwise payable under any Beacon Employee Plan or UK Beacon Employee Plan, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits under any Beacon Employee Plan or UK Beacon Employee Plan, (iv) require Beacon or its Subsidiaries to set aside any assets to fund any benefits under any Beacon Employee Plan or UK Beacon Employee Plan or result in the forgiveness in whole or in part of any outstanding loan made by Beacon to any Person, (v) limit the ability to amend or terminate any Beacon Employee Plan or UK Beacon Employee Plan or related trust or other funding mechanism or (vi) result in the payment of any “excess parachute payment” within the meaning of Code Section 280G or in the imposition of an excise Tax under Code Section 4999 (or, in either case, any corresponding provision of state, local or foreign Tax law). Beacon has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Code Section 4999 or Section 409A (or, in either case, any corresponding provision of state, local or foreign Tax law).
(f)   Each Employee Plan that constitutes in any part of a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established and administered in operational and documentary compliance in all material respects with Section 409A of the Code and all IRS guidance promulgated thereunder.
(g)   Except as would not have a Beacon Material Adverse Effect, with respect to each Non-U.S. Plan (including each UK Beacon Employee Plan) that is maintained, contributed to or required to be contributed to by Beacon or any of its Subsidiaries, the fair market value of the assets of each such Non-U.S. Plan that is required by its terms or applicable Law to be funded, the liability of each insurer for any such Non-U.S. Plan funded through insurance or the book reserve established for any such Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the Contemplated Transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Authority. No Non-U.S. Plan (including any UK Employee Plan) that is maintained, contributed to or required to be contributed to by Beacon or any of its Subsidiaries is a defined benefit pension plan.
4.18   Environmental Compliance and Conditions.   Except for matters that would not have a Beacon Material Adverse Effect,
(a)   Beacon and its Subsidiaries are, and since January 1, 2023 have been, in compliance with all Environmental Laws;
(b)   Beacon or its Subsidiaries holds, and are and have been in compliance since January 1, 2023 with, all authorizations, licenses and Permits required under Environmental Laws to operate its business as presently conducted;

(c)   since January 1, 2023, neither Beacon nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Legal Proceeding from any Governmental Authority or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, and to the Knowledge of Beacon no such Legal Proceeding has been threatened;
(d)   neither Beacon nor any of its Subsidiaries has disposed of (or arranged for the disposal of) or released any Hazardous Materials at any real property, including the Beacon Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or any other Environmental Laws; and
(e)   to the Knowledge of Beacon, no Hazardous Materials are present or have been disposed of or released on, at, in or under any real property currently or formerly owned, leased or operated by Beacon or its Subsidiaries for which Beacon or its Subsidiaries has, or may have, Liability under Environmental Laws.
4.19   Employment and Labor Matters.
(a)   Section 4.19(a)(i) of the Beacon Disclosure Schedule contains a list as of the Measurement Date of all employees of Beacon and its Subsidiaries and sets forth, to the extent permitted by applicable Law, for each such individual his or her: (i) name; (ii) employing entity; (iii) title or position; (iv) hire date; (v) current annual salary or hourly rate (as applicable); (vi) place of work; and (vii) with respect to employees located in the United States of America, classification as exempt or non-exempt for wage and hour purposes. Section 4.19(a)(ii) of the Beacon Disclosure Schedule contains a list of all individual independent contractors engaged by Beacon and its Subsidiaries as of the Measurement Date and who (x) received compensation of at least $50,000 in the aggregate during calendar year 2024 and (y) are anticipated by Beacon or its Subsidiaries to receive compensation of at least $50,000 in the aggregate during calendar year 2025, and sets forth for each such individual his or her: (i) name; (ii) entity through which engaged; (iii) initial engagement date; (iv) services provided; (v) fee arrangement; and (vi) state or country where performing services.
(b)   Neither Beacon nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or similar employee representative body, and there are no such agreements in negotiation. Except as would not have a Beacon Material Adverse Effect, since January 1, 2023, there has been no actual or, to the Knowledge of Beacon, strikes, lockouts, work stoppages or other labor disputes against or involving Beacon or its Subsidiaries. To the Knowledge of Beacon, there are no representation, recognition or certification proceedings or petitions seeking a representation or recognition proceeding pending or threatened in writing as of the date hereof with the National Labor Relations Board (or any similar other Governmental Authority) with respect to any employees of Beacon or its Subsidiaries. Neither Beacon nor any of its Subsidiaries are required to provide any notice to, consult with, or obtain consent from, any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Contemplated Transactions.
(c)   Except as would not have a Beacon Material Adverse Effect, to the Knowledge of Beacon, Beacon and its Subsidiaries are, and since January 1, 2023, have been, in compliance with all Laws relating to labor and employment, including all such Laws relating to wages, hours, human rights, immigration, discrimination, and victimization, sexual or other harassment, pay equity, equal pay, employment equity, workers’ compensation, safety and health, whistleblowing, pension arrangements, the WARN Act and any similar foreign, state, provincial or local “mass layoff,” “relocation,” or “plant closing” Law.
(d)   Except as disclosed in Section 4.19(d) of the Beacon Disclosure Schedule, there has been no “mass layoff,” “relocation,” or “plant closing” (as defined by the WARN Act or any similar foreign, state, provincial or local Laws) with respect to Beacon or its Subsidiaries within the six (6) months prior to the date of this Agreement. Beacon and its Subsidiaries have not been party to any “relevant transfer” as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 within the six (6) months prior to the date of this Agreement, or any equivalent Law in any foreign jurisdiction.
(e)   Except as would not have a Beacon Material Adverse Effect, Beacon and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.
4.20   FDA and Regulatory Matters.
(a)   Beacon and its Subsidiaries hold all material Permits, including all authorizations granted by the FDA, the EMA, the MHRA and any other Governmental Authority that regulates the development, research, quality, identity, strength, purity, potency, safety, efficacy, manufacturing, labeling, packaging, marketing, promotion, import, export, sale, supply or distribution of Beacon’s Products (any such Governmental Authority, a “Beacon Regulatory Agency”) necessary for the lawful operation of the businesses of Beacon and its Subsidiaries as currently conducted (such material Permits, the “Beacon Permits”), and as of the date hereof, all such Beacon Permits are valid and in full force and effect. Beacon and its Subsidiaries are in material compliance with the terms of all Beacon Permits, and, to the Knowledge of Beacon, no event has occurred that would reasonably be expected to result in the revocation, cancellation, non-renewal or material adverse modification of any material Beacon Permit. The consummation of the transactions contemplated hereby will not cause the revocation or cancellation of any material Beacon Permit.
(b)   Since January 1, 2023, neither Beacon nor any of its Subsidiaries has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from the FDA, the EMA, the MHRA, the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, or any other federal, state, local, or foreign Governmental Authority in each case alleging that Beacon or any of its Subsidiaries, or any other Person as it relates to Beacon’s or its Subsidiaries’ Products, is in material violation of any applicable Law.
(c)   Since January 1, 2023, all of Beacon’s and its Subsidiaries’ Products that are subject to the jurisdiction of the FDA, the EMA, the MHRA or other Beacon Regulatory Agencies have been manufactured, imported, exported, packaged, supplied, developed, labeled, stored, tested, marketed, promoted and distributed by or, to the Knowledge of Beacon, on behalf of Beacon or any of its Subsidiaries in material compliance with all applicable requirements under any Permit or Law, including applicable statutes, implementing regulations, and standards carrying the force of Law administered or enforced by the FDA, the EMA, the MHRA or other Beacon Regulatory Agency.
(d)   Since January 1, 2023, (i) all material applications, submissions, notifications, reports, documents, claims, notices and other information required to be filed, maintained, or furnished to the FDA, the EMA, the MHRA, or other Beacon Regulatory Agency in connection with Beacon’s and its Subsidiaries’ Products or business have been so filed, maintained or furnished, and (ii) all such material applications, submissions, notifications, reports, documents, claims, notices and other information when submitted to the FDA, the EMA, the MHRA or other Beacon Regulatory Agency, were true, complete and correct in all material respects as of the date of submission (or were corrected in or supplemented by a subsequent filing).
(e)   Since January 1, 2023, neither Beacon nor its Subsidiaries nor, to the Knowledge of Beacon, any of its officers, directors, employees or agents have committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or for the FDA, EMA, MHRA or any other Governmental Authority to invoke any similar policy or Laws. Neither Beacon nor any of its Subsidiaries, nor, to the Knowledge of Beacon, any of their respective officers, directors, employees or agents providing services to Beacon or any of its Subsidiaries has been convicted, or has been or currently is suspended, debarred or excluded from participating in any federal or state (including local) health care programs or debarred by the FDA under 21 U.S.C. § 355a, or is listed on the U.S. General Services Administration or the Department of Health and Human Services Office of Inspector General excluded individuals and entities listings or on any FDA debarment list, nor has Beacon or any of its Subsidiaries received written notice of an impending or potential exclusion, debarment or listing. Neither Beacon nor any of its Subsidiaries, nor, to the Knowledge of Beacon, any of their respective officers, directors, employees, agents, or other individuals or entities providing services to Beacon or any of its Subsidiaries has been charged with any crime or engaged in any conduct that would reasonably be expected to result in such a debarment or exclusion.
(f)   To the Knowledge of Beacon, since January 1, 2023, the manufacture of Products by or on behalf of Beacon and its Subsidiaries, including by its Third-Party Product Vendors, has been and is being conducted in material compliance with all applicable Laws including, as applicable, then-current Good Manufacturing Practices. Since January 1, 2023, none of Beacon, any of its Subsidiaries, nor, to the Knowledge of Beacon, any of its Third-Party Product Vendors, contract research organizations, or other third-parties as relates to the Products, has received any FDA Form 483, warning letter, untitled letter, notice of violation or other similar correspondence or written notice from the FDA, the EMA, the MHRA or any other Beacon Regulatory Agency or Governmental Authority alleging or asserting material noncompliance with any applicable Laws or Beacon Permits. To the Knowledge of Beacon, no FDA Form 483, warning letter, untitled letter, notice of violation or other similar correspondence or written notice from the FDA, the EMA, the MHRA or any other Beacon Regulatory Agency or Governmental Authority alleging or asserting material noncompliance with any applicable Laws or Beacon Permits is pending or threatened in writing.
(g)   Since January 1, 2023, all studies, tests and preclinical and clinical trials by Beacon or its Subsidiaries, or, to the Knowledge of Beacon, in which Beacon, its Subsidiaries or any Product has participated, have been and are being conducted in material compliance with applicable Laws, and IRB or ethics committee requirements, including the applicable requirements of Good Laboratory Practices and Good Clinical Practices.
(h)   Since January 1, 2023, Beacon and its Subsidiaries have not received any written notices of noncompliance, clinical holds, correspondence or other written communication from any institutional review board, ethics committee, the FDA, the EMA, the MHRA or any other Beacon Regulatory Agency alleging material noncompliance with applicable Law, Good Laboratory Practices, or Good Clinical Practices, or recommending or requiring the termination, suspension, or material modification of any ongoing or planned preclinical studies and clinical trials conducted by, or on behalf of, Beacon or its Subsidiaries.
(i)   Since January 1, 2023, Beacon and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any safety alert (including safety notifications to institutional review boards or ethics committees), warning, “dear doctor” letter, investigator notice, or other notice or action, as applicable, in each case relating to an alleged lack of safety, efficacy or regulatory compliance of any Product.
(j)   Beacon has made available all information requested by Clywedog in Beacon’s or its Subsidiaries’ possession or control relating to Beacon’s Products and the development, clinical testing, manufacturing, importation and exportation of Beacon’s Products, including complete copies of the following (to the extent there are any): (x) adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Beacon Regulatory Agency; and meeting minutes with any Beacon Regulatory Agency; and (y) similar reports, material study data, notices, letters, filings, material written correspondence and meeting minutes with any other Governmental Authority or Beacon Regulatory Agency.
(k)   Beacon and its Subsidiaries are, and at all times since January 1, 2023 have been, in material compliance with all applicable Health Care Laws. There is no civil, criminal, administrative,

or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or filed since January 1, 2023, or to the Knowledge of Beacon, threatened, against Beacon or any Beacon Subsidiary alleging any material violation by Beacon or its Subsidiaries of any applicable Health Care Laws.
(l)   Neither Beacon nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar agreements with or imposed by any Governmental Authority.
4.21   Brokerage.   Other than Oppenheimer & Co. Inc., no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Beacon.
4.22   Valid Issuance.   The shares of Topco capital stock to be issued in the Combinations will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.23   Opinion of Financial Advisor.   The Beacon Board has received an opinion of Oppenheimer & Co. Inc. to the effect that, as of the date of such opinion and based upon and subject to various assumptions, qualifications, limitations and such factors deemed relevant by Oppenheimer & Co. Inc., the Merger Exchange Ratio is fair, from a financial point of view, to Beacon. It is agreed and understood that such opinion is for the benefit of the Beacon Board and may not be relied upon by Clywedog.
4.24   UK Takeover Code.   Beacon is not a company that is subject to the application of the UK Takeover Code and the UK Takeover Code does not apply to the Combinations.
4.25   No Other Representations and Warranties.   Beacon hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Clywedog nor any other person on behalf of Clywedog makes any express or implied representation or warranty with respect to Clywedog or with respect to any other information provided to Beacon, any of its Subsidiaries or shareholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Clywedog set forth in Section 3 (in each case as qualified and limited by Clywedog Disclosure Schedule)) none of the Beacon, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
SECTION 5.   Certain Covenants of the Parties.
5.1   Operation of Beacon’s Business.
(a)   Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Self-Tender Offer), (ii) as set forth on Section 5.1(a) of the Beacon Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Clywedog shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Merger Effective Time (the “Pre-Closing Period”), Beacon shall, subject to Section 5.1(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Beacon Material Contracts.
(b)   Except (w) as expressly contemplated or permitted by this Agreement (including actions in connection with the Self-Tender Offer), (x) as set forth in Section 5.1(b) of the Beacon Disclosure Schedule, (y) as required by applicable Law, or (z) with the prior written consent of Clywedog (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Beacon shall not:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for Beacon Ordinary Shares (which may be represented by Beacon ADSs) from terminated employees, directors or consultants);
(ii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Beacon Ordinary Shares issued upon the valid exercise or settlement of outstanding Beacon Options as applicable, and shares of Beacon Ordinary Shares issuable under the Beacon ESPP), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iii)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(iv)   except as required to give effect to anything in contemplation of the Closing (including the Reverse Stock Split), amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(v)   except with respect to any intercompany arrangements, (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;
(vi)   other than in the Ordinary Course of Business or as required under the terms of any Employee Plan or applicable Law: (A) adopt, establish or enter into any Employee Plan, (B) cause or permit any Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any material bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Employee Plan), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or officers or (D) materially increase the severance or change of control benefits offered to any Beacon Associate;
(vii)   other than in the Ordinary Course of Business, hire any employee;
(viii)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix)   make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;
(x)   other than in the Ordinary Course of Business and as permitted under Section 5.1(c), enter into, amend or terminate any Beacon Material Contract;
(xi)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xii)   sell, assign, transfer, license, sublicense or otherwise dispose of any material Beacon IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xiii)   initiate or settle any Legal Proceeding or other claim or dispute involving or against Beacon or any Subsidiary of Beacon in excess of $250,000 in the aggregate;
(xiv)   acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between Beacon and a wholly owned Subsidiary of Beacon or solely between wholly owned Subsidiaries of Beacon or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice; or
(xv)   agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give Clywedog, directly or indirectly, the right to control or direct the operations of Beacon prior to the Merger Effective Time. Prior to the Merger Effective Time, Beacon shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(c)   Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 5.1), Beacon may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) and/or winding down of the Beacon Legacy Business and/or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Beacon Legacy Assets (each, an “Beacon Legacy Transaction”).
5.2   Operation of Clywedog’s Business.
(a)   Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the Clywedog Disclosure Schedule, (iii) as required by applicable Law, or (iv) unless Beacon shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period Clywedog shall, and shall cause its Subsidiaries to, subject to Section 5.2(b), use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Clywedog Material Contracts.
(b)   Except (w) as expressly contemplated or permitted by this Agreement, (x) as set forth in Section 5.2(b) of the Clywedog Disclosure Schedule, (y) as required by applicable Law, or (z) with the prior written consent of Beacon (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Clywedog shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Clywedog Capital Stock or other securities (except for shares of Clywedog Common Stock from terminated employees, directors or consultants of Clywedog);
(ii)   except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security of Clywedog or any of its Subsidiaries, (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of Clywedog or any of its Subsidiaries;

(iv)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)   (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $250,000;
(vi)   other than in the Ordinary Course of Business or as required under the terms of any Employee Plan or applicable law: (A) adopt, establish or enter into any Employee Plan, (B) cause or permit any Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Employee Plan), or, other than to an employee newly hired in the Ordinary Course of Business and broad-based increases in base compensation that are in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees, or Contingent Workers or (D) increase the severance or change of control benefits offered to any Clywedog Associate;
(vii)   other than in the Ordinary Course of Business, hire any employee;
(viii)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix)   sell, assign, transfer, license, sublicense or otherwise dispose of any material Clywedog IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x)   make, change or revoke any material Tax election, file any amendment making any material change to any Tax Return or adopt or change any material accounting method in respect of Taxes, enter into any Tax closing agreement, settle any income or other material Tax claim or assessment, submit any voluntary disclosure application, enter into any Tax allocation, Tax sharing or similar agreement (including indemnity agreements), other than customary Contracts entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords, the principal subject matter of which is not Taxes, or consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment, other than any such extension or waiver that is obtained in the Ordinary Course of Business;
(xi)   other than in the Ordinary Course of Business, enter into, amend or terminate any Clywedog Material Contract;
(xii)   terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;
(xiii)   waive, settle or compromise any pending or threatened Legal Proceeding against Clywedog, other than waivers, settlements or agreements (A) for an amount not in excess of $250,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Clywedog or any equitable relief on, or the admission of wrongdoing by Clywedog;
(xiv)   delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;
(xv)   forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xvi)   acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any equity interests in or assets of any Person or any business or division thereof, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between Clywedog and a wholly owned Subsidiary of Clywedog or solely between wholly owned Subsidiaries of Clywedog or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice; or
(xvii)   agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give Beacon, directly or indirectly, the right to control or direct the operations of Clywedog prior to the Merger Effective Time. Prior to the Merger Effective Time, Clywedog shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.3   Access and Investigation.
(a)   Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Beacon, on the one hand, and Clywedog, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer or other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary and (iv) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Beacon or Clywedog pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b)   Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.
5.4   No Solicitation.
(a)   Each of Beacon and Clywedog agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s shareholders (i.e., the Required Clywedog Stockholder Vote, in the case of Clywedog and its Subsidiaries, or the Required Beacon Shareholder Vote, in the case of Beacon), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (D) within twenty-four (24) hours, provide to the other Party any non-public information concerning such Party provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to the other Party. Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.
(b)   If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one (1) Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c)   Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and shall immediately (and in no event later than three (3) Business Days) request the destruction or return of any nonpublic information provided to such Person and terminate all physical and electronic data room access previously granted to such Persons (other than Clywedog and its Representatives).
5.5   Notification of Certain Matters.   During the Pre-Closing Period, each of Clywedog, on the one hand, and Beacon, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case of the foregoing clauses (c) and (d) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Clywedog Disclosure Schedule or the Beacon Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by Clywedog in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.
SECTION 6.   Additional Agreements of the Parties.
6.1   Registration Statement; Proxy Statement; Scheme Meeting; Implementation of the Scheme of Arrangement.
(a)   As promptly as practicable after the date of this Agreement, but in any event within thirty (30) Business Days, and subject to receipt of all Clywedog Required S-4 Information, (i) Beacon shall prepare and file with the SEC a proxy statement relating to the Beacon Shareholder Meeting to be held in connection with the Contemplated Transactions (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Topco, in cooperation with Beacon and Clywedog, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), to register the offer and exchange of shares of Topco Common Stock under the Securities Act for Clywedog Common Stock and Scheme Shares, as applicable. Each of Topco, Beacon and Clywedog shall use their commercially reasonable efforts to cause the Registration Statement to be declared effective as promptly as practicable (including responding promptly to any comments or requests of the SEC or its staff related to the Registration Statement), and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Topco Common Stock pursuant to the Combinations. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement. Beacon and Topco shall provide Clywedog with copies of any written comments, and shall inform Clywedog of any oral comments, that Beacon or Topco receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give Clywedog a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff and any amendment to the Registration Statement in response thereto prior to filing such amendment. If Beacon, Topco or Clywedog becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Beacon and Topco, on the one hand, and Clywedog, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement.
(b)   Each of Beacon and Topco covenants and agrees that the Registration Statement (and the letter to shareholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Clywedog covenants and agrees that the information supplied by or on behalf of Clywedog or its Subsidiaries to Beacon for inclusion in the Registration Statement (including the Clywedog Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Beacon and Topco makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to shareholders, notice of meeting and form of proxy included therewith), if any, based on information provided by Clywedog or its Subsidiaries or any of their Representatives for inclusion therein.
(c)   Beacon shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Beacon’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Beacon, Topco, Merger Sub or Clywedog become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Beacon Shareholders.
(d)   Clywedog shall reasonably cooperate with Beacon and provide, and cause its Representatives to provide, Beacon and its Representatives, with all true, correct and complete information regarding Clywedog or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Beacon to be included in the Registration Statement (collectively, the “Clywedog Required S-4 Information”). Without limiting the foregoing, Clywedog will use commercially reasonable efforts to cause to be delivered to Beacon a consent letter of Clywedog’s independent registered public accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Beacon), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. Beacon may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of Clywedog, provided that Beacon has included the Clywedog Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Beacon by Clywedog pursuant to this Section 6.1.
(e)   As promptly as reasonably practicable following the date of this Agreement (but in any event by October 27, 2025 (the “Due Date”)) (i) Clywedog will furnish to Beacon its audited financial statements for each of the fiscal years required to be included in the Registration Statement (the “Clywedog Audited Financial Statements”) and (ii) Clywedog will furnish to Beacon its unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if Clywedog were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Clywedog Interim Financial Statements” and, together with the Clywedog Audited Financial Statements, the “Required Clywedog Financials”) and Beacon will furnish to Clywedog its unaudited interim financial statements for the quarter ended September 30, 2025 (the “Beacon Interim Financial Statements”)which will comply in form and substance with all requirements necessary to be included in a registration statement on Form S-4 filed with the SEC, including being compliant with the standards of the Public Company Accounting Oversight Board and (x) in the case of Clywedog Audited Financial Statements covered by clause (i), having been audited by a nationally-recognized independent accounting firm including, without limitation, those listed on Section 6.1(e) of the Clywedog Disclosure Schedule, which audit process is complete subject only to delivery of the applicable audit report at filing of the Registration Statement and (y) in the case of Clywedog Interim Financial Statements and Beacon Interim Financial Statements covered by clause (ii), having been reviewed by a nationally-recognized independent accounting firm pursuant to the applicable review standards. Each of the Clywedog Audited Financial Statements and the Clywedog Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with U.S. GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of Clywedog as of the dates of and for the periods referred to in the Clywedog Audited Financial Statements or the Clywedog Interim Financial Statements, as the case may be.
(f)   Clywedog and Beacon shall each bear 50% of the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement and any amendments and supplements thereto, and any expenses in connection with the printing, mailing and distribution of the Registration Statement, the Proxy Statement and any amendments and supplements thereto.
(g)   Beacon shall use reasonable best efforts to cause the Scheme of Arrangement and scheme circular to comply in all material respects with applicable Law. Beacon shall as promptly as reasonably practicable following the filing of the definitive Proxy Statement, make all necessary applications to the Court in connection with the implementation of the Scheme of Arrangement

(including applying to the Court for directions to convene the Scheme Meeting and settling with the Court the scheme circular, the forms of proxy (and, to the extent applicable, any other Transaction Documentation)), which for the avoidance of doubt are to be included in the Registration Statement in draft form, subject to any amendments required or recommended by the Court, and using reasonable best efforts to take such other steps as may be required or desirable in connection with such application so as to ensure that such matters are dealt with as promptly as reasonably practicable in order to facilitate the dispatch of the relevant Transaction Documentation to Beacon Shareholders as soon as reasonably practicable following the date hereof and in any event no later than the date falling fifty (50) days after the dispatch of the Proxy Statement to the Scheme Shareholders, and use reasonable best efforts to ensure that the Scheme Meeting is convened, held and conducted in compliance with this Agreement, the Beacon Organizational Documents and applicable Law (including, where relevant, the directions of the Court) no later than fifty (50) days after (i) the thirtieth (30th) day after the Registration Statement has been initially filed with the SEC (or if such date is not a Business Day, the next succeeding Business Day) if by such date the SEC has not informed Beacon that it intends to review the Registration Statement or (ii) if by such thirtieth (30th) day the SEC has informed Beacon that it intends to review the Registration Statement, the date on which the SEC confirms that it has no further comments on the Registration Statement. Clywedog will furnish all information concerning itself, its directors and Affiliates, as applicable, as may be reasonably requested by Beacon in connection with the preparation, filing, submission, revision and/or settling with the Court of any of the Scheme of Arrangement, Court Documentation or scheme circular.
(h)   Beacon (i) shall provide Topco with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme of Arrangement (the “Court Documentation”) and (ii) shall afford Topco reasonably sufficient time to consider the Court Documentation and take into consideration in good faith all comments reasonably proposed by Clywedog, other than comments regarding a Beacon Board Adverse Recommendation Change made in accordance with Section 6.3(b).
(i)   Beacon shall keep Topco and Clywedog reasonably informed, during the period between the dispatch of the Transaction Documentation to Beacon Shareholders and the date of the Scheme Meeting, of the number of valid proxy votes received in respect of resolutions to be proposed at the Scheme Meeting (with the number of valid proxy votes for, against and withheld being separately identified), and, unless the Beacon Board has effected a Beacon Board Adverse Recommendation Change in accordance with Section 6.3, Beacon will, through the Beacon Board, use reasonable best efforts to obtain the Required Beacon Shareholder Vote, including (i) coordinating with the Depositary to facilitate the voting of the Depositary Shares at the Scheme Meeting, (ii) conducting a proxy solicitation exercise and reasonably consulting with Topco and Clywedog in connection therewith (it being understood that Beacon shall control the strategy therefor), and (iii) keeping Topco and Clywedog informed on a regular basis as requested by Topco or Clywedog of its solicitation efforts.
(j)   Beacon may, after reasonable consultation with Clywedog, postpone, recess or adjourn the Scheme Meeting and Beacon Shareholder Meeting and, if applicable, set a new record date for such meeting, (i) if there are not sufficient affirmative votes present in person or by proxy at such meeting to obtain the Required Beacon Shareholder Vote and Beacon shall use reasonable best efforts in order to obtain the requisite number of affirmative votes in person or by proxy as of such later date to the extent such postponement, recess or adjournment is permitted by the Court, as applicable, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Beacon Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Beacon Shareholders prior to the Scheme Meeting or Beacon Shareholder Meeting, and (iii) if required by Law or the Court; provided, however, (a) Beacon may, without the consent of Clywedog, postpone or adjourn the Scheme Meeting up to two (2) times and (b) upon the request of Clywedog, Beacon shall postpone or adjourn the Scheme Meeting up to two (2) times, provided that, in no event shall the date of the Scheme Meeting be postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments or to a date on or after the fifth (5th) Business Day preceding the End Date.
(k)   Beacon shall procure publication of the advertisements required by applicable Law and dispatch of the relevant Transaction Documentation to Beacon Shareholders on the register of members of Beacon on the record date and time established by Beacon (in accordance with applicable Law and, in respect of the Scheme Meeting, with the consent of the Court) as promptly as reasonably practicable after the direction of the Court to dispatch such documents has been obtained, and thereafter shall file, publish and/or mail such other documents and information as the Court may approve or direct from time to time in connection with the implementation of the Scheme of Arrangement in accordance with applicable Law (and Beacon shall consult with Clywedog as with respect thereto and shall afford Clywedog reasonably sufficient time to consider such documents and information and shall take into consideration in good faith all comments reasonably proposed by Clywedog, except that no such consultation or consideration shall be required with respect to disclosure regarding a Beacon Board Adverse Recommendation Change made in accordance with Section 6.3(b)) as promptly as reasonably practicable after the approval or direction of the Court to file, publish or mail such documents and information has been given.
6.2   Clywedog Stockholder Written Consent.
(a)   Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than twenty-four (24) thereafter, Clywedog shall obtain the Required Clywedog Stockholder Vote. Under no circumstances shall Clywedog assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the transactions contemplated herein.
(b)   Clywedog shall prepare and mail the Transaction Documentation (or a portion thereof) constituting a notice of the transactions contemplated hereby and of the receipt of the Required Clywedog Stockholder Vote (the “Stockholder Notice”) to every stockholder of Clywedog that did not execute the Clywedog Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Clywedog Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of Clywedog and approved and adopted this Agreement, the Merger and the other transactions contemplated hereby and (ii) provide the stockholders of Clywedog to whom it is sent with notice of the availability of appraisal rights and notice of the actions taken in the Clywedog Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Sections 228(e) and 262 of the DGCL and the organizational documents of Clywedog. All materials (including any amendments thereto) submitted to the stockholders of Clywedog in accordance with this Section 6.1(b) shall be subject to Beacon’s advance review and reasonable approval.
(c)   Clywedog agrees that, subject to Section 6.2(d): (i) the Clywedog Board shall recommend that Clywedog’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use reasonable best efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Clywedog Board that Clywedog’s stockholders adopt and approve this Agreement being referred to as the “Clywedog Board Recommendation”) and (ii) the Clywedog Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Clywedog Board shall not publicly propose to withhold, amend, withdraw or modify the Clywedog Board Recommendation) in a manner adverse to Beacon, and no resolution by the Clywedog Board or any committee thereof to withhold, amend, withdraw or modify the Clywedog Board Recommendation in a manner adverse to Beacon or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
(d)   Notwithstanding anything to the contrary contained in Section 6.2(b), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Clywedog Stockholder Vote, (x) Clywedog receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of

Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Clywedog Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (y) as a result of a Clywedog Intervening Event, the Clywedog Board may withhold, amend, withdraw or modify the Clywedog Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Clywedog Board Recommendation) in a manner adverse to Beacon (collectively, a “Clywedog Board Adverse Recommendation Change”) if, but only if,
(i)   in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (i) the Clywedog Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Clywedog Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Beacon) and (ii) Clywedog has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Beacon in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided that (A) Beacon receives written notice from Clywedog confirming that the Clywedog Board has determined to change its recommendation at least four (4) Business Days in advance of the Clywedog Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Clywedog Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, and a summary of material terms and conditions of the Acquisition Proposal that are not in writing; (B) during any Notice Period, Beacon shall be entitled to deliver to Clywedog one or more counterproposals to such Acquisition Proposal and Clywedog will, and cause its Representatives to be reasonably available to, negotiate with Beacon in good faith (to the extent Beacon desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (C) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration Clywedog’s stockholders would receive as a result of such potential Superior Offer), Clywedog shall be required to provide Beacon with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Clywedog Board shall not make a Clywedog Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(ii)   in the case of a Clywedog Intervening Event, in response to such Clywedog Intervening Event, the Clywedog Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Clywedog Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Beacon); provided that (1) Beacon receives written notice from Clywedog confirming that the Clywedog Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Clywedog Board Adverse Recommendation Change and a description of the Clywedog Intervening Event; (2) during any Notice Period, Beacon shall be entitled to deliver to Clywedog one or more proposals with respect to the revisions of the terms or conditions of this Agreement and Clywedog will, and cause its Representatives to be reasonably available to, negotiate with Beacon in good faith (to the extent Beacon desires to negotiate) to make such adjustments in the terms and conditions of this Agreement which would allow the Clywedog Board not to make such a Clywedog Board Adverse Recommendation Change in response to such Clywedog Intervening Event and (3) in the event of any material changes to the facts and circumstances of the Clywedog Intervening Event, Clywedog shall be required to provide Beacon with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d)(ii) and the Clywedog Board shall not make a Clywedog Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(e)   Clywedog’s obligation to solicit the consent of its stockholders to sign the Clywedog Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Clywedog Board Adverse Recommendation Change.
6.3   Beacon Shareholder Meeting; No Change of Recommendation.
(a)   Beacon shall take all action necessary under applicable Law to call, give notice of and hold a meeting (or meetings) of holders of Beacon Ordinary Shares (which may be represented by Beacon ADSs) to consider and vote to approve:
(i)   the Beacon Shareholder Resolution by the Beacon Shareholders, which shall consist of the following: (A) the approval at the Scheme Meeting of the Scheme of Arrangement by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing not less than three-fourths (75%) in value of Scheme Shares held by those Scheme Shareholders and (B) the passing of the Beacon Shareholder Resolution (as set out in the notice of the Beacon Shareholder Meeting) by the requisite majorities present and voting either in person or by proxy at the Beacon Shareholder Meeting; and
(ii)   if deemed necessary or appropriate by the parties or as otherwise required by applicable Law or Contract, the Reverse Stock Split pursuant to the Companies Act (the matters contemplated by the clauses 6.3(a)(i) – (ii) are referred to as the “Beacon Shareholder Matters” and such meeting, the “Beacon Shareholder Meeting”).
The Beacon Shareholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Beacon shall take reasonable measures to ensure that all proxies solicited in connection with the Beacon Shareholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, Beacon may postpone or adjourn, or make one or more successive postponements or adjournments of, the Beacon Shareholder Meeting if (A) on the date of the Beacon Shareholder Meeting, or a date preceding the date on which the Beacon Shareholder Meeting is scheduled, Beacon reasonably believes that it will not receive proxies sufficient to obtain the Required Beacon Shareholder Vote, whether or not a quorum would be present or it will not have sufficient Beacon ADSs represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Beacon Shareholder Meeting, to the extent such postponement or adjournment is permitted by the Court, as long as the date of the Beacon Shareholder Meeting is not postponed or adjourned more than an aggregate of twenty (20) calendar days in connection with any postponements or adjournments, provided, however, that more than one such postponement or adjournment shall not be permitted without Clywedog’s prior written or (B) required by applicable Law or the Court.
(b)   Beacon agrees that, subject to Section 6.3(c): (i) the Beacon Board shall recommend that the holders of Beacon ADSs vote to approve the Beacon Shareholder Matters and shall use reasonable best efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Beacon Board recommends that Beacon Shareholders vote to approve the Beacon Shareholder Matters (the recommendation of the Beacon Board being referred to as the “Beacon Board Recommendation”) and (iii) the Beacon Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Beacon Board shall not publicly propose to withhold, amend, withdraw or modify the Beacon Board Recommendation) in a manner adverse to Clywedog, and no resolution by the Beacon Board or any committee thereof to withhold, amend, withdraw or modify the Beacon Board Recommendation in a manner adverse to Clywedog or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (any failure to take any of the actions set forth in the clauses (i) through (iii) or any action that is prohibited to be taken in the clauses (i) through (iii), collectively, an “Beacon Board Adverse Recommendation Change”).
(c)   Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to the approval of the Beacon Shareholder Matters by the Required Beacon Shareholder Vote, (i) Beacon receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.4) from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Beacon Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer or (ii) as a result of a Beacon Intervening Event, the Beacon Board may make a Beacon Board Adverse Recommendation Change if, but only if:
(i)   in the case of a Superior Offer, following the receipt of and on account of such Superior Offer, (A) the Beacon Board determines in good faith, based on the advice of its outside legal counsel that the failure to withhold, amend, withdraw or modify the Beacon Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Clywedog); and (B) Beacon has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Clywedog in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; provided, that (x) Clywedog receives written notice from Beacon confirming that the Beacon Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Beacon Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer and a summary of material terms and conditions of the Acquisition Proposal that are not in writing, (y) during any Notice Period, Clywedog shall be entitled to deliver to Beacon one or more counterproposals to such Acquisition Proposal and Beacon will, and cause its Representatives to be reasonably available to, negotiate with Clywedog in good faith (to the extent Clywedog desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any amendment to any potential Superior Offer (including any revision in the amount, form or mix of consideration the Beacon’s shareholders would receive as a result of such potential Superior Offer), Beacon shall be required to provide Clywedog with notice of such amendment, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Beacon Board shall not make a Beacon Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(ii)   in the case of a Beacon Intervening Event, in response to such Beacon Intervening Event, the Beacon Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Beacon Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account, if applicable, such alterations of the terms and conditions of this Agreement agreed to by Clywedog); provided that (1) Clywedog receives written notice from Beacon confirming that the Beacon Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Beacon Board Adverse Recommendation Change and a description of the Beacon Intervening Event; (2) during any Notice Period, Clywedog shall be entitled to deliver to the Beacon one or more proposals with respect to the revisions of the terms or conditions of this Agreement and Beacon will, and cause its Representatives to be reasonably available to, negotiate with Clywedog in good faith (to the extent Clywedog desires to negotiate) to make such adjustments in the terms and conditions of this Agreement which would allow the Beacon Board not to make such a Beacon Board Adverse

Recommendation Change in response to such Beacon Intervening Event and (3) in the event of any material changes to the facts and circumstances of the Beacon Intervening Event, Beacon shall be required to provide Clywedog with notice of such material changes, and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c)(ii) and the Beacon Board shall not make a Beacon Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(d)   Nothing contained in this Agreement shall prohibit Beacon or the Beacon Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Beacon or the Beacon Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Beacon is unable to take a position with respect to the bidder’s tender offer unless the Beacon Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.
6.4   Efforts; Regulatory Approvals.
(a)   The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall, if required by the relevant Party, prepare and submit (or in the case of Clywedog, use its commercially reasonable efforts to procure that OrbiMed Private Investments VIII, LP and TPAV LLC prepare and submit) to the Investment Security Unit (“ISU”) a notice relating to the Contemplated Transactions in accordance with the requirements of the NSIA (“NSI Notice”), (ii) shall make all other filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (iii) shall use reasonable best efforts to obtain each Consent required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iv) shall use reasonable best efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (v) shall use reasonable best efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b)   Notwithstanding the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, (or where appropriate, procure the filing or submission), within fifteen (15) Business Days, all applications, notices (including but not limited to the NSI Notices), reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority.
(c)   The Parties shall promptly respond (or in the case of Clywedog, use its commercially reasonable efforts to procure that OrbiMed Private Investments VIII, LP and TPAV LLC promptly responds) to any requests or enquiries from the ISU or the Secretary of State in connection with the Contemplated Transactions and shall promptly provide any additional information, documents, or explanations that the ISU or the Secretary of State may require to complete their assessment of the NSI Notice. Each Party shall, as applicable, also provide the other Party with such information and assistance as may reasonably be required to prepare any NSI Notices, including promptly supplying any information relating to that Party which the other Party reasonably requires for the purpose of preparing the NSI Notice or any related filings, submissions, or notifications (including responses to requests for further information) in connection with the NSIA Condition.
6.5   Treatment of Clywedog Options.
(a)   Subject to Section 6.5(c), at the Merger Effective Time, each Clywedog Option that is outstanding and unexercised immediately prior to the Merger Effective Time under the Clywedog Plan and that, following assumption by Topco at the Merger Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be converted into and become an option to purchase shares of Topco Common Stock, and Topco shall assume the Clywedog Plan and each such Clywedog Option in accordance with the terms (as in effect as of the date of this Agreement) of the Clywedog Plan and the terms of the stock option agreement by which such Clywedog Option is evidenced. All other Clywedog Options shall be cancelled immediately prior to the Merger Effective Time. All rights with respect to Clywedog Common Stock under Clywedog Options assumed by Topco shall thereupon be converted into rights with respect to shares of Topco Common Stock in a manner consistent with the requirements of the Code and applicable Treasury Regulations, including Treasury Regulation Section 1.409A-1(b)(5)(D) (each such Clywedog Option, an “Assumed Option”). Accordingly, from and after the Merger Effective Time: (i) each Assumed Option may be exercised solely for shares of Topco Common Stock, (ii) the number of shares of Topco Common Stock subject to each Assumed Option shall be determined by multiplying (A) the number of shares of Clywedog Common Stock that were subject to such Clywedog Option, as in effect immediately prior to the Merger Effective Time, by (B) the Merger Exchange Ratio, and rounding the resulting number down to the nearest whole number, (iii) the per share exercise price for the shares of Topco Common Stock issuable upon exercise of each Assumed Option shall be determined by dividing (A) the per share exercise price of Clywedog Common Stock subject to such Clywedog Option, as in effect immediately prior to the Merger Effective Time, by (B) the Merger Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iv) any restriction on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Clywedog Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Clywedog Option, such Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Topco Common Stock subsequent to the Merger Effective Time and (B) the Topco Board or a committee thereof shall succeed to the authority and responsibility of the Clywedog Board or any committee thereof with respect to each Clywedog Option assumed by Topco. Notwithstanding anything to the contrary in this Section 6.5(a), the conversion of each Clywedog Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Topco Common Stock shall be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion of a Clywedog Option shall not constitute a “modification” of such Clywedog Option for purposes of Section 409A or Section 424 of the Code.
(b)   Topco shall file with the SEC, as soon as reasonably practicable after the Merger Effective Time, a registration statement on Form S-8, if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to Clywedog Options assumed by Topco in accordance with Section 6.5(a).
(c)   Prior to the Merger Effective Time, Clywedog shall take all actions that may be necessary (under the Clywedog Plans and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the Merger Effective Time, holders of Clywedog Options have no rights with respect thereto other than those specifically provided in this Section 6.5.
6.6   Treatment of Beacon Equity Awards.
(a)   Beacon Options.
(i)   Each of Topco and Beacon shall use all reasonable endeavors to procure that each Beacon Option, other than a Beacon EMI Option, that is outstanding immediately prior to the Scheme Effective Time, whether or not then vested or exercisable shall, as of the Scheme Effective Time, automatically and without any action on the part of the holder thereof, be released in consideration of the assumption of such option by Topco and conversion into an option to purchase shares of Topco Common Stock (each, an “Adjusted Option”). Each such Adjusted Option shall continue to have, and be subject to, the same terms and conditions (including the vesting and exercisability conditions) as were applicable to such Beacon Option immediately prior to the Scheme Effective Time, except for terms rendered inoperative by reason of the transactions contemplated by this Agreement, such other administrative or ministerial changes as in the reasonable determination of Beacon are appropriate to conform the administration of the Adjusted Options with other awards under the Beacon Equity Plan and except as provided in the following sentence. The number of shares of Topco Common Stock subject to the Adjusted Option shall be equal to the product of (i) the total number of Beacon Ordinary Shares subject to such Beacon Option immediately prior to the Effective Time multiplied by (ii) the Scheme Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Adjusted Option shall be equal to the quotient of (A) the Option Price or Exercise Price, as applicable (each as defined in the Beacon Equity Plan, the “Option Price”) per share subject to such Beacon Option immediately prior to the Scheme Effective Time divided by (B) the Scheme Exchange Ratio, rounded up to the nearest whole cent. The exercise price per share of any such Adjusted Option and the number of shares of Topco Common Stock relating to any such Adjusted Option shall be determined in a manner consistent with, and subject to such adjustments as are necessary to comply with, the requirements of Section 409A of the Code and Section 424 of the Code, to the extent applicable. Beacon shall use reasonable endeavors to duly make any amendments to the terms of the Beacon Share Award Plan 2021 as may be required or desirable to permit the treatment of Beacon Options contemplated by this Section 6.6(a)(i).
(ii)   To the extent any Beacon Option has an Option Price not in United States Dollars, such Option Price, for the purpose of calculating the exercise price of the Adjusted Options in this Section 6.6(a)(ii), shall be converted into United States Dollars at a rate equal to the average of the rates of exchange published by The Wall Street Journal, Eastern Edition at the end of each of the five (5) Business Days immediately prior to the Closing Date.
(iii)   Beacon shall (i) use reasonable endeavors to procure that each holder of a Beacon EMI Option outstanding prior to the Scheme Meeting record date shall validly exercise such Beacon EMI Option in full into Beacon Ordinary Shares immediately before the Scheme Effective Time such that such Beacon Ordinary Shares shall be treated as Scheme Shares for all purposes except determination of the Scheme Exchange Ratio; (ii) procure that, notwithstanding Section 6.6(a)(iii) clause (i), to the extent Beacon EMI Options are exercised subsequently, the resultant Beacon Ordinary Shares shall, at the Scheme Effective Time, be exchanged for the amount of validly issued, fully paid and non-assessable shares of Topco Common Stock; and (iii) make all amendments to (A) the terms of the Beacon’s EMI Share Option Scheme or (B) Beacon’s articles of association as may be required or desirable to permit such exercise or exchange; and (iv) procure that all Taxes required to be withheld and accounted for to HMRC in respect any such exercises or exchanges are so withheld and paid. To the extent that any Beacon EMI Option is outstanding as at the 89th day following the Scheme Effective Time, such Beacon EMI Option shall be automatically and without any action on the part of the holder thereof, be released in consideration of the grant of a Adjusted Option in the manner provided at Section 6.6(a)(i) above.
(b)   Beacon RSUs.   Each of Topco and Beacon shall use all reasonable endeavors to procure that each Beacon RSU that is outstanding immediately prior to the Scheme Effective Time, whether or not then vested shall, as of the Scheme Effective Time, automatically and without any action on the part of the holder thereof, be released in consideration of the assumption of such restricted share unit by Topco and conversion into a restricted stock unit relating to Topco Common Stock (each, an “Adjusted RSU”). Each such Adjusted RSU shall continue to have, and be subject to, the same terms and conditions as were applicable to such Beacon RSU immediately prior to the Scheme Effective Time, except for terms rendered inoperative by reason of the Contemplated Transactions, such other administrative or ministerial changes as in the reasonable determination of Beacon are appropriate to conform the administration of the Adjusted RSUs with other awards under the Beacon Equity Plan and except as provided in the following sentence. The number of shares of Topco Common Stock subject to the Adjusted RSUs shall be equal to the product of (i) the total number of Beacon Ordinary Shares subject to such Beacon RSU immediately prior to the Scheme Effective Time multiplied by (ii) the Scheme Exchange Ratio, rounded down to the nearest whole share. Beacon shall use reasonable endeavors to duly make any amendments to the terms of the Beacon Share Award Plan 2021 as may be required or desirable to permit the treatment of Beacon RSUs contemplated by this Section 6.6(a)(i).
(c)   Subject to Section 6.6(a)(iii), prior to the Scheme Effective Time, Beacon, the Beacon Board or a duly authorized committee thereof, as applicable, shall take all actions appropriate or necessary to effect the transactions described in Section 6.6(a) (including amending one or more of the Beacon Equity Plans) and to terminate the Beacon Equity Plans (except with respect to the Adjusted Options and Adjusted RSUs) effective immediately prior to, and contingent upon, the Scheme Effective Time. As of the Scheme Effective Time, Beacon shall ensure that no Person shall have any rights with respect to any Beacon Option, Beacon RSU or any other incentive equity or equity-based award issued by Beacon other than the ability to receive the consideration set forth in this Section 6.6.
(d)   As of the date of this Agreement, Beacon has taken any and all actions required to (i) terminate the Beacon ESPP as of immediately prior to the Scheme Effective Time, (ii) provide that no offering period shall commence after the date of this Agreement, and (iii) approve and effectuate the foregoing provisions of this Section 6.6(d), including making any determinations or resolutions of the Beacon Board or a duly authorized committee thereof.
6.7   Employee Benefits.
(a)   Following the Closing Date, Topco shall comply with the terms of any employment, severance, retention, change of control, or similar agreement for the individuals specified on Section 6.7 of the Beacon Disclosure Schedule, subject to the provisions of such agreements.
(b)   To the extent any transaction bonuses are paid, or a severance payment is made, to an employee of Beacon, Beacon shall cause to be delivered to Clywedog an executed and not revoked release of claims by such employee (for which such transaction bonuses or severance payment shall be conditioned) in a form reasonably satisfactory to Clywedog.
6.8   Indemnification of Officers and Directors.
(a)   From the Closing Date through the sixth anniversary of the date on which either the Closing Date occurs, each of Topco, Beacon and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, a director or officer of Beacon or Clywedog, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Beacon or of Clywedog, whether asserted or claimed prior to, at or after the Closing Date, in each case, to the fullest extent permitted under the Companies Act or DGCL, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Topco and the Surviving Corporation, jointly and severally, upon receipt by Topco, Beacon or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Topco, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Closing Date, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, Snell & Wilmer L.L.P., or such other counsel selected by the D&O Indemnified Parties.
(b)   The provisions of the Organizational Documents of Beacon with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Beacon that are presently set forth in the Organizational Documents of Beacon shall not be amended, modified or repealed for a period of six years from the Closing Date in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Closing Date, were officers or directors of Beacon, unless such modification is required by applicable Law. The

Organizational Documents of the Surviving Corporation shall contain, and Topco shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Beacon.
(c)   From and after the Merger Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of Clywedog to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Clywedog’s Organizational Documents and pursuant to any indemnification agreements between Clywedog and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Merger Effective Time and (ii) Topco shall fulfill and honor in all respects the obligations of Topco to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Beacon’s Organizational Documents and pursuant to any indemnification agreements between Beacon and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Merger Effective Time.
(d)   From and after the Closing Date, Topco shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Beacon. In addition, Topco shall purchase, prior to the Closing Date, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Beacon’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Closing Date with respect to any claim related to any period of time at or prior to the Closing Date with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Beacon’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Beacon by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing Date (including in connection with this Agreement or the Contemplated Transactions or in connection with Beacon’s initial public offering of Beacon ADSs); provided, that, Topco will not commit or spend on such “D&O Tail policy” annual premiums in excess of 300% of the annual premiums paid by Beacon in its last full fiscal year prior to the date hereof for Beacon’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policy” would exceed 300% of such annual premium, then Topco shall purchase policies that provide the maximum coverage available at an annual premium equal to 300% of such annual premium.
(e)   From and after the Closing Date, Beacon shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.
(f)   The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Beacon and Clywedog by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g)   In the event Topco, Beacon or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Topco, Beacon or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Topco shall cause Beacon and the Surviving Corporation to perform all of the obligations of Beacon and the Surviving Corporation, as applicable, under this Section 6.8.
6.9   Disclosure.   Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law or rules of any national securities exchange and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of Topco, Clywedog and Beacon may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Topco, Clywedog or Beacon in compliance with this Section 6.9. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Beacon Board Adverse Recommendation Change or Clywedog Board Adverse Recommendation Change, as applicable, or with respect to Beacon only, pursuant to Section 6.3(d).
6.10   Nasdaq Listing.   After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable Law, the Parties shall prepare and Topco shall file with Nasdaq a listing application (the “Nasdaq Listing Application”) for the listing of shares of Topco Common Stock on Nasdaq and shall use commercially reasonable efforts to ensure that the listing of share of Topco Common Stock are authorized for listing on Nasdaq prior to the Scheme Effective Time, subject to official notice of issuance. Each Party and its Subsidiaries shall prepare and furnish all information (including any required financial statements) concerning itself as may reasonably be requested in connection with such actions and the preparation of the Nasdaq Listing Application, provided that no Party shall use any such information for any other purpose without the prior written consent of the providing Party (which consent shall not be unreasonably withheld, conditioned or delayed) or if doing so would violate or cause a violation of applicable Law or other applicable securities Laws. Each of Beacon and Clywedog authorizes Topco to utilize in the Nasdaq Listing Application and in all such filed materials the information concerning Beacon and its Subsidiaries and Clywedog and its Subsidiaries furnished by each of Beacon and Clywedog, respectively. Each Party will reasonably promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such Party with respect to the Nasdaq Listing Application and promptly furnish to such Party all information concerning itself, its members and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.10. Clywedog agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application.
6.11   Transaction Litigation.   Beacon shall promptly notify Clywedog in writing of, shall keep Clywedog promptly informed regarding any such Transaction Litigation, and shall give Clywedog the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing Clywedog to offer comments or suggestions with respect to such Transaction Litigation, which Beacon shall consider in good faith). Beacon shall give Clywedog the opportunity to consult with counsel to Beacon regarding the defense and settlement of any such Transaction Litigation, and in any event, Beacon shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Clywedog’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Beacon has entered into, following the Closing Date, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, Snell & Wilmer L.L.P. or such other counsel selected by such D&O Indemnified Parties prior to the Merger Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.
6.12   Tax Matters.
(a)   Each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Combinations to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or knowingly fail to take any action, whether before or after the Merger Effective Time or the Scheme Effective Time, as applicable, where such action or failure could reasonably be expected to prevent or impede the Combinations from qualifying for the Intended Tax Treatment. Each Party shall promptly notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Combinations may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate such qualification).
(b)   If, in connection with the preparation and filing of the Registration Statement and Proxy Statement, the SEC requests or requires that a Tax opinion be prepared and submitted in such connection, each of Beacon and Clywedog, as applicable, shall deliver to one or more nationally recognized Tax counsel rendering such opinion(s) customary Tax representation letters reasonably satisfactory to such Tax counsel, dated and executed as of the date the Registration Statement and Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such Tax counsel in connection with the preparation and filing of the Registration Statement and Proxy Statement, and, if required, each of Clywedog and Beacon shall use commercially reasonable efforts to cause its Tax counsel to furnish such opinion(s), with each such Party’s Tax counsel’s opinion(s) to address any Tax consequences of the Combinations, as requested or required by the SEC in connection with the opinion, with respect to such Party and its shareholders, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Combinations.
(c)   Each of the Parties shall (and shall cause their respective Affiliates to) reasonably cooperate in the preparation, execution and filing of all Tax Returns, and any Tax audit or other proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax audit or other proceeding, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)   At least five (5) Business Days prior to Closing, Beacon will provide Clywedog with its determinations regarding the applicability of Section 280G of the Code and reasonable supporting calculations to any employee, officer, director or other service provider of Beacon or any of its Subsidiaries that, in connection with the Contemplated Transactions (i) may receive the payment of any “parachute payment” within the meaning of Section 280G of the Code or (ii) may receive a benefit in the form of accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit received. The parties will use commercially reasonable efforts to discuss any reasonable objections to such determinations provided and, following such discussions, the parties agree that its tax reporting will be consistent with the determinations absent manifest error.
(e)   At or prior to the Closing, Clywedog shall provide Beacon a properly executed certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Beacon; provided, however, that Beacon’s sole recourse with respect to the failure of Clywedog to comply with this Section 6.12(e) will be to withhold the appropriate Taxes from the Merger Consideration as required by applicable Law.
6.13   Directors and Officers.   Prior to the Closing, the Parties shall take all actions necessary or appropriate to cause the size of the Topco Board to be increased to a number of directors as mutually agreed; provided that Beacon will have the right to specify designees representing at least 1/3 of the Topco Board and that Clywedog will have the right to specify designees representing at least 2/3 of the Topco Board. Notwithstanding anything to the contrary herein, a majority of the members of the Topco Board shall be independent directors, as defined under applicable rules of Nasdaq and Section 10 of the Exchange Act, and the members of the Topco Board shall collectively meet all other requirements of regulatory and exchange listing rules.

6.14   Termination of Certain Agreements and Rights.   Clywedog shall use commercially reasonable efforts to cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between Clywedog and any holders of Clywedog Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights (collectively, the “Investor Agreements”), to be terminated immediately prior to the Merger Effective Time, without any liability being imposed on the part of Beacon or the Surviving Corporation. Clywedog shall use commercially reasonable efforts to cause the SAFE Agreements to be converted into Clywedog Common Stock pursuant to the terms thereof immediately prior to the Merger Effective Time, without any liability being imposed on the part of Beacon or the Surviving Corporation.
6.15   Section 16 Matters.   Prior to the Scheme Effective Time, Beacon shall, to the extent necessary, take appropriate action, to approve, for purposes of Section 16(a) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Beacon Ordinary Shares (and the underlying Beacon ADSs), Beacon RSUs and Beacon Options or the acquisition of Topco Common Stock and any option to purchase Topco Common Stock resulting from the Contemplated Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.16   Allocation Certificate.   Clywedog will prepare and deliver to Beacon at least two (2) Business Days following the final determination of Clywedog Net Cash a certificate signed by a duly authorized officer of Clywedog in a form reasonably acceptable to Beacon setting forth (as of immediately prior to the Merger Effective Time) (i) each holder of Clywedog Capital Stock, (ii) such holder’s name and address, (iii) the number and type of Clywedog Capital Stock held as of the Closing Date for each such holder and (iv) the number of shares of Topco Common Stock to be issued to such holder, pursuant to this Agreement in respect of Clywedog Capital Stock held by such holder as of immediately prior to the Merger Effective Time (the “Allocation Certificate”).
6.17   Legends.   Topco shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Topco Common Stock to be received in the Merger by equityholders of Clywedog who may be considered “affiliates” of Topco for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for shares of Topco Common Stock.
6.18   Reverse Stock Split.   If deemed advisable by the Parties, Beacon shall submit to Beacon’s shareholders at the Beacon Shareholder Meeting a proposal to approve and authorize the Beacon Board to effect the Reverse Stock Split and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Stock Split.
6.19   Lock-Up Agreements.   Prior to the Merger Effective Time, each of Beacon and Clywedog will use commercially reasonable efforts to cause, the directors continuing with the Surviving Corporation following the Closing to execute and deliver lock-up agreements substantially in the form attached hereto as Exhibit C.
6.20   Beacon SEC Documents.   From the date of this Agreement until the Scheme Effective Time, Beacon shall use reasonable best efforts to timely file with the SEC all Beacon SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Beacon SEC Document filed by Beacon with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.
6.21   Beacon Vote.   Immediately following the execution and delivery of this Agreement, Beacon, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and Clywedog a written consent approving the Merger in accordance with the DGCL. Beacon shall cause Merger Sub to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.22   Topco Equity Incentive Plan.
(a)   Prior to the Scheme Effective Time, the Topco Board will adopt the Topco Equity Incentive Plan, subject to the Closing and effective as of the Scheme Effective Time, and will include provisions in the Registration Statement for the shareholders of Topco to approve the Topco Equity Incentive Plan. Subject to the approval of the Topco Equity Incentive Plan by the shareholders of Beacon prior to the Scheme Effective Time, Topco shall file with the SEC, promptly after the Merger Effective Time and at Clywedog’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to the Topco Equity Incentive Plan.
(b)   Prior to the Scheme Effective Time, the Topco Board will adopt the Topco ESPP, subject to the Closing and effective as of the Merger Effective Time, and will include provisions in the Registration Statement for the shareholders of Topco to approve the Topco ESPP. Subject to the approval of the Topco ESPP by the shareholders of Beacon prior to the Scheme Effective Time, Topco shall file with the SEC, promptly after the Merger Effective Time and Clywedog’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Topco, relating to shares of Topco Common Stock issuable with respect to the Topco ESPP.
6.23   Self-Tender Offer.
(a)   Following the Scheme Effective Time and prior to the Merger, Topco shall commence (within the meaning of Rule 14e-1 under the Exchange Act) the Self-Tender Offer. Topco expressly reserves the right in its sole and absolute discretion to establish eligibility requirements for determining which stockholders of Topco, if any, will be entitled to participate in the Self-Tender Offer and the number of shares of Topco Common Stock that each such stockholder of Topco will be entitled to tender in the Self-Tender Offer.
(b)   Topco reserves the right, in its sole and absolute discretion, to exclude from the Self-Tender Offer any holder of any shares of Topco Common Stock or reject any shares of Topco Common Stock, whether or not properly tendered by any holder of shares of Topco Common Stock and not properly withdrawn prior to the expiration time of the Self-Tender Offer, in each case, if Topco determines in its reasonable discretion that purchasing such shares of Topco Common Stock from such holder would be prohibited under applicable Law. The Self-Tender Offer will not be conditioned upon any minimum number of shares of Topco Common Stock being tendered in the Self-Tender Offer. The Self-Tender Offer shall be completed pursuant to the terms of the offer to purchase and related documents. Topco shall provide Clywedog with a reasonable opportunity to review and comment on the offer to purchase and related documents with respect to the Self-Tender Offer prior to the filing or distribution of such documents and shall consider such comments in good faith.
(c)   The consideration payable by Topco in the Self-Tender Offer will be determined by Topco in its discretion (such consideration actually paid by Topco in the Self-Tender Offer, the “Aggregate Tender Offer Consideration”); provided that in no event shall such Aggregate Tender Offer Consideration exceed $27,000,000.
(d)   Notwithstanding the foregoing, in the event this Agreement is terminated in accordance with its terms prior to the closing of the Self-Tender Offer, Topco will as promptly as reasonably practicable terminate and withdraw the Self-Tender Offer and return or cause to be returned any shares of Topco Common Stock that has been tendered and not withdrawn prior to such time.
(e)   Clywedog shall use commercially reasonable efforts and in good faith cooperate with and assist Beacon and Topco, as Beacon or Topco may reasonably request in writing, regarding the Self-Tender Offer, including by entering into appropriate amendments to the Agreement and taking such other actions reasonably requested by Beacon or Topco, provided, that (i) Clywedog shall not be required to take any action in contravention of (A) any Organizational Document of Clywedog or any of its Subsidiaries, (B) any Clywedog Material Contract, or (C) applicable Law; (ii) the obligation of Topco to consummate the Self-Tender Offer shall be contingent upon all of the conditions set forth in Section 7, Section 8 and Section 9 of this Agreement having been satisfied

(or, with respect to Section 9 of the Agreement, waived), other than those conditions that by their nature are to be satisfied at the Closing, and receipt by Beacon of a written notice from Clywedog to such effect and stating that Clywedog is prepared to proceed with the Closing, together with an irrevocable acknowledgement and agreement in a written notice delivered to Beacon within one (1) Business Day following the Scheme Effective Time that all closing conditions set forth in Section 9 of this Agreement shall be deemed to have been satisfied or waived as of the date of such notice (with respect to Section 9.3(a) of this Agreement, Clywedog shall have delivered the required certificate on or prior to the date Clywedog waives such condition) and (iii) such Self-Tender Offer (or the inability to complete such Self-Tender Offer) shall not affect or modify in any respect the obligations of Clywedog under this Agreement. Without limiting the foregoing, none of the representations, warranties or covenants of Clywedog or its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 6.23(d).
6.24   Beacon Shareholding in Topco.   Topco and Beacon shall take all action necessary so that shares of Topco Common Stock owned by Beacon prior to the Scheme Effective Time shall be transferred to Topco, effective as of the Scheme Effective Time, for nominal consideration.
6.25   Post-Closing Funding of Topco.   Clywedog shall use commercially reasonable efforts to ensure Topco has sufficient funds to operate the business of Topco as currently proposed to be conducted following the Combinations. Prior to the Closing, Clywedog and Beacon shall in good faith mutually determine the anticipated capital requirements of Topco and reasonably cooperate to secure commitments for additional financing on commercially reasonable terms, to the extent required to satisfy such anticipated capital requirements of Topco, and if mutually agreed between the parties.
SECTION 7.   Conditions Precedent to Obligations of Each Party.   The obligations of each Party to effect the Combinations and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1   Effectiveness of Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
7.2   No Restraints.   No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.3   Shareholder Approval.   (a) Beacon shall have obtained the Required Beacon Shareholder Vote and (b) Clywedog shall have obtained the Required Clywedog Stockholder Vote.
7.4   Nasdaq Listing.   The shares of Topco Common Stock issuable in the Combinations shall have been authorized for listing on Nasdaq, subject to official notice of issuance.
7.5   Consents.   All Consents, clearances, and expirations or terminations of waiting periods under any Antitrust Law shall have been obtained or shall have occurred (as applicable).
7.6   NSIA Consent.   If NSI Notices have been made pursuant to Section 6.4, delivery to Beacon of evidence that the Cabinet Office has notified each of Topco, OrbiMed Private Investments VIII, LP and TPAV LLC, pursuant to section 14(8)(b)(ii) of the NSIA, that no further action will be taken in relation to the Contemplated Transactions (the “NSIA Condition”).
7.7   Scheme of Arrangement.   The Scheme of Arrangement shall have been sanctioned by the Court.

SECTION 8.   Additional Conditions Precedent to Obligations of Beacon and Merger Sub.   The obligations of Beacon and Merger Sub to effect the Combinations and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Beacon, at or prior to the Closing, of each of the following conditions:
8.1   Accuracy of Representations.   The Clywedog Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Clywedog Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Clywedog contained in this Agreement (other than the Clywedog Fundamental Representations and the Clywedog Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Clywedog Material Adverse Effect (without giving effect to any references therein to any Clywedog Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Clywedog Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2   Performance of Covenants.   Clywedog shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Merger Effective Time.
8.3   Closing Certificate.   Beacon shall have received a certificate executed a duly authorized officer of Clywedog certifying (a) that the conditions set forth in Sections 8.1, 8.2 and 8.5 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by Clywedog in accordance with Section 6.18 is true and accurate in all respects as of the Closing Date.
8.4   FIRPTA Certificate.   Beacon shall have received from Clywedog a properly executed certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Beacon.
8.5   No Clywedog Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Clywedog Material Adverse Effect.
8.6   Clywedog Lock-Up Agreements.   The Clywedog Lock-Up Agreements will continue to be in full force and effect as of immediately following the Merger Effective Time.
8.7   Termination of Investor Agreements.   The Investor Agreements shall have been terminated.
8.8   Consummation of the Self-Tender Offer.   Topco shall have accepted for payment the shares of Topco Common Stock validly tendered (and not validly withdrawn) pursuant to the Self-Tender Offer.

8.9   Clywedog Minimum Cash.   Clywedog will have not less than the following amounts of Clywedog Net Cash (in each case, the “Clywedog Minimum Cash”), subject to the Clywedog Collar, assuming the Closing occurs by such date set forth opposite the Clywedog Minimum Cash below:
Assumed Closing Date	Clywedog Minimum Cash
February 28, 2026	$10,015,000
March 31, 2026	$4,480,000
April 30, 2026	$1,400,000
SECTION 9.   Additional Conditions Precedent to Obligations of Clywedog.   The obligations of Clywedog to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Clywedog, at or prior to the Closing, of each of the following conditions:
9.1   Accuracy of Representations.   Each of the Beacon Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Beacon Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Beacon and Merger Sub contained in this Agreement (other than the Beacon Fundamental Representations and the Beacon Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Beacon Material Adverse Effect (without giving effect to any references therein to any Beacon Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Beacon Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded); provided that for purposes of this Section 9.1, no event that is contemplated by or occurs as an intended result of the Self-Tender Offer shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties of Beacon or Merger Sub.
9.2   Performance of Covenants.   Beacon and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Merger Effective Time.
9.3   Documents.   Clywedog shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by an executive officer of Beacon confirming that the conditions set forth in Sections 9.1, 9.2 and 9.4 have been duly satisfied; and
(b)   written resignations in forms satisfactory to Clywedog, dated as of the Closing Date and effective as of the Closing executed by the directors of Beacon who are not to continue as directors of Beacon.
9.4   No Beacon Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Beacon Material Adverse Effect.

9.5   Beacon Lock-Up Agreements.   The Beacon Lock-Up Agreements will continue to be in full force and effect as of immediately following the Merger Effective Time.
9.6   Beacon Minimum Cash.   Beacon will have not less than the following amounts of Beacon Net Cash (in each case, the “Beacon Minimum Cash”), subject to the Beacon Collar, assuming the Closing occurs by such date set forth opposite the Beacon Minimum Cash below:
Assumed Closing Date	Beacon Minimum Cash
February 28, 2026	$30,995,000
March 31, 2026	$29,010,000
April 30, 2026	$26,015,000
SECTION 10.   Termination.
10.1   Termination.   This Agreement may be terminated prior to the Closing Date (whether before or after adoption of this Agreement by Clywedog’s stockholders and whether before or after approval of the Beacon Shareholder Matters by Beacon’s shareholders, unless otherwise specified below):
(a)   by mutual written consent of Beacon and Clywedog;
(b)   by either Beacon or Clywedog if the Closing Date shall not have occurred by September 30, 2026 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Clywedog or Beacon if such Party’s action or failure to act has been a principal cause of the failure of such closing condition to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) calendar days prior to the End Date (including as a result of any Government Shutdown), then either Clywedog or Beacon shall be entitled to extend the End Date for an additional sixty (60) calendar days;
(c)   by either Beacon or Clywedog if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)   by Beacon if the Required Clywedog Stockholder Vote shall not have been obtained within twenty four (24) hours of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Clywedog Stockholder Vote has been obtained, Beacon may not terminate this Agreement pursuant to this Section 10.1(d);
(e)   by either Beacon or Clywedog if (i) the Beacon Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Beacon’s shareholders shall have taken a final vote on the Beacon Shareholder Matters and (ii) the Beacon Shareholder Matters shall not have been approved at the Beacon Shareholder Meeting (or at any adjournment or postponement thereof) by the Required Beacon Shareholder Vote;
(f)   by Beacon or Clywedog if the Scheme is not sanctioned by the Court;
(g)   by Clywedog (within five (5) Business Days of notice of the occurrence of a Beacon Triggering Event and prior to the approval of the Beacon Shareholder Matters by the Required Beacon Shareholder Vote) if a Beacon Triggering Event shall have occurred;
(h)   by Beacon (within five (5) Business Days of notice of the occurrence of a Clywedog Triggering Event and prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Clywedog Stockholder Vote) if a Clywedog Triggering Event shall have occurred;

(i)   by Beacon at any time prior to the approval of the Beacon Shareholder Matters by the Required Beacon Shareholder Vote following compliance with all of the requirements set forth in Section 5.4 and Section 6.3, upon the Beacon Board authorizing Beacon to enter into a definitive agreement for an Acquisition Transaction;
(j)   by Clywedog, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Beacon, Topco or Merger Sub or if any representation or warranty of Beacon, Topco or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Clywedog is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Beacon’s, Topco’s or Merger Sub’s representations and warranties or breach by Beacon or Merger Sub is curable by Beacon, Topco or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Clywedog to Beacon, Topco or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) and (ii) Beacon, Topco or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Clywedog to Beacon, Topco or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(j) as a result of such particular breach or inaccuracy if such breach by Beacon, Topco or Merger Sub is cured prior to such termination becoming effective);
(k)   by Beacon, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Clywedog or if any representation or warranty of Clywedog shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that Beacon is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Clywedog’s representations and warranties or breach by Clywedog is curable by Clywedog then this Agreement shall not terminate pursuant to this Section 10.1(k) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30)-day period commencing upon delivery of written notice from Beacon to Clywedog of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(k) and (ii) Clywedog ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Beacon to Clywedog of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(k) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(k) as a result of such particular breach or inaccuracy if such breach by Clywedog is cured prior to such termination becoming effective); or
(l)   by Beacon, if the Required Clywedog Financials have not been provided by Clywedog to Beacon on or before the Due Date; provided, however, that the right to terminate this Agreement under this Section 10.1(l) shall only be available to Beacon if the action or failure to act (or the timing of such actions or failures) of Clywedog has been the principal cause of the failure to provide the Required Clywedog Financials on or before the Due Date.
(m)   by Clywedog, if the Beacon Interim Financial Statements have not been provided by Beacon to Clywedog on or before the Due Date; provided, however, that the right to terminate this Agreement under this Section 10.1(m) shall only be available to Clywedog if the action or failure to act (or the timing of such actions or failures) of Beacon has been the principal cause of the failure to provide the Beacon Interim Financial Statements on or before the Due Date.
(n)   by Beacon, if the Clywedog Net Cash is less than the Clywedog Minimum Cash corresponding to the applicable Assumed Closing Date pursuant to Section 8.9; provided that Beacon shall not have a right to terminate pursuant to Section 10.1(n) if the amount of any shortfall is less than 2% of the Clywedog Minimum Cash as of the applicable date (the “Clywedog Collar”).

(o)   by Clywedog, if the Beacon Net Cash is less than the Beacon Minimum Cash corresponding to the applicable Assumed Closing Date pursuant to Section 9.6; provided that Clywedog shall not have a right to terminate pursuant to this Section 10.1(o) if the amount of any shortfall is less than 2% of the Beacon Minimum Cash as of the applicable date (the “Beacon Collar”).
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
10.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11, and the provisions of the Confidentiality Agreement, shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation or warranty, or any willful and material breach of any covenant, obligation or other provision contained in this Agreement.
10.3   Expenses;.
(a)   Except as set forth in Section 6.10 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)   Subject to Section 10.2, each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.
SECTION 11.   Miscellaneous Provisions.
11.1   Non-Survival of Representations and Warranties.   The representations and warranties of Clywedog, Beacon, Topco and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Merger Effective Time, and only the covenants that by their terms survive the Merger Effective Time and this Section 11 shall survive the Merger Effective Time.
11.2   Amendment.   This Agreement may be amended with the approval of Clywedog, Merger Sub, Topco and Beacon at any time (whether before or after the adoption and approval of this Agreement by Clywedog’s stockholders or before or after obtaining the Required Beacon Shareholder Vote); provided, however, that after any such approval of this Agreement by a Party’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Clywedog, Merger Sub, Topco and Beacon.
11.3   Waiver.
(a)   Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)   No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.4   Entire Agreement; Counterparts; Exchanges by Electronic Transmission.   This Agreement and the other schedules, exhibits, certificates, instruments and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.5   Applicable Law; Jurisdiction.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11.5, (c) waives any objection to laying venue in any such action or proceeding in such courts, (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 11.8 of this Agreement and (f) irrevocably and unconditionally waives the right to trial by jury.
11.6   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
11.7   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Topco (prior to the Closing Date):
Beacon Topco, Inc.
Barinthus Biotherapeutics plc
20400 Century Boulevard, Suite 210
Germantown, MD 20871
Attention:
Bill Enright

Email:
***

with a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Robert Puopolo
Blake Liggio
Jean Lee

Email:
rpuopolo@goodwinlaw.com
bliggio@goodwinlaw.com
jean.lee@goodwinlaw.com

if to Topco (following the Closing Date):
Beacon Topco, Inc.
8 The Green Suite 8666
Dover, DE 19901
Attention:
Iain Dukes

Email:
***

with a copy to (which shall not constitute notice):
Snell & Wilmer, L.L.P.
3611 Valley Centre Drive, Suite 500
San Diego, CA 92130
Attention:
Bardia Moayedi

Email:
bmoayedi@swlaw.com

and
if to Beacon, or Merger Sub:
Barinthus Biotherapeutics plc
20400 Century Boulevard, Suite 210
Germantown, MD 20871
Attention:
Bill Enright

Email:
***

with a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Robert Puopolo
Blake Liggio
Jean Lee

Email:
rpuopolo@goodwinlaw.com
bliggio@goodwinlaw.com
jean.lee@goodwinlaw.com

if to Clywedog:
Clywedog Therapeutics, Inc.
8 The Green Suite 8666
Dover, DE 19901
Attention:
CEO

Attention:
President

Email:
***

Email:
***

with a copy to (which shall not constitute notice):
Snell & Wilmer, L.L.P.
3611 Valley Centre Drive, Suite 500
San Diego, CA 92130
Attention:
Bardia Moayedi

Email:
bmoayedi@swlaw.com

11.8   Cooperation.   Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
11.11   No Third-Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.13) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
11.12   Representation.   Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Beacon has entered into, following the Scheme Effective Time or Merger Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP, Snell & Wilmer L.L.P. or such other counsel selected by such D&O Indemnified Parties prior to the Merger Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.
[Remainder of page intentionally left blank]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.
BARINTHUS BIOTHERAPEUTICS PLC
By:
/s/ William Enright

Name: William Enright
Title:   Chief Executive Officer
BEACON TOPCO, INC.
By:
/s/ William Enright

Name: William Enright
Title:   Chief Executive Officer
CDOG MERGER SUB, INC.
By:
/s/ William Enright

Name: William Enright
Title:   Chief Executive Officer
CLYWEDOG THERAPEUTICS, INC.
By:
/s/ Nikolay Savchuk

Name: Nikolay Savchuk
Title:   Chief Executive Officer

Annex A
Form of Scheme of Arrangement

Annex B
Beacon Shareholder Resolutions

Annex C
Beacon Knowledge Parties
1.   ***
2.   ***

Annex D
Clywedog Knowledge Parties
1.   ***
2.   ***

Exhibit A
Form of Beacon Shareholder Support Agreement

A-A-1

Exhibit B
Form of Clywedog Stockholder Support Agreement

A-B-1

Exhibit C
Form of Lock-Up Agreement

A-C-1

Exhibit D
Topco Charter

A-D-1

Exhibit E
Topco Bylaws

Annex B
FINAL FORM
VOTING AND SUPPORT DEED
This VOTING AND SUPPORT DEED (this “Deed”), dated [•], 2025, is entered into by and between [•] (“Shareholder”) and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”).
WHEREAS, concurrently with the execution and delivery of this Deed, Clywedog, Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales (“Beacon”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Beacon (“Topco”) and Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified after the date hereof) (the “Merger Agreement”), pursuant to which, among other things, (i) the entire issued and to be issued share capital of Beacon will be acquired by Topco pursuant to a scheme of arrangement of Beacon under Part 26 of the Companies Act (the “Scheme of Arrangement” and the transactions contemplated thereby, the “Scheme Transaction”) and (ii) following the effectiveness of the Scheme Transaction and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Clywedog with Clywedog surviving as a wholly owned subsidiary of Topco (the “Merger”); and
WHEREAS, as a condition and inducement to the willingness of Clywedog to enter into the Merger Agreement, Shareholder is entering into this Deed concurrently with the execution and delivery of the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Deed and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.   Certain Definitions.
For the purposes of this Deed, capitalized terms used and not otherwise defined in this Deed shall have the respective meanings ascribed to them in the Merger Agreement.
“Additional Owned Shares” means all Beacon Ordinary Shares and any other securities, including Beacon ADSs, of Beacon that are, or will be, beneficially owned by Shareholder or any of its Affiliates and that are acquired after the date hereof and prior to the termination of this Deed, including as a result of the exercise of Beacon Options.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that (i) Beacon shall be deemed not to be an Affiliate of Shareholder; and (ii) portfolio companies in which Shareholder is invested shall be deemed not to be Affiliates of Shareholder, notwithstanding that Shareholder may control such companies. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.
“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York and London, United Kingdom are authorized or required by applicable Law to remain closed.
“Beacon Ordinary Shares” means the ordinary shares in the capital of Beacon, each with a par value £0.000025 per share (which, for the avoidance of doubt, shall include ordinary shares in the capital of Beacon held by the Depositary (or a Depositary Custodian) under the Deposit Agreement and underlying the Beacon ADSs).

“Covered Shares” means the Owned Shares and any Additional Owned Shares.
“Liens” means any liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Owned Shares (other than as created by this Deed or restrictions on transfer under applicable securities Laws).
“Owned Shares” means all Beacon Ordinary Shares or Beacon ADSs that are beneficially owned by Shareholder or any of its Affiliates as of the date hereof, as set forth on Schedule 1.
“Transfer” means, with respect to any Covered Share, the sale (including short sale), assignment, transfer, tender, pledge, encumbrance, grant of a participation interest in, hypothecation, placement in trust or other disposition (whether by sale, merger, consolidation, exchange, liquidation, dissolution, dividend, distribution, gift or otherwise) of such Covered Share or the beneficial ownership thereof, whether voluntarily or by operation of Law, the limitation of the right, title or interest or right to vote in any manner with respect thereto, the offer to make such a transfer or other disposition, or the option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.
2.   Voting Agreement; Irrevocable Proxy; Scheme Undertakings.
(a)   Voting Agreement.   Upon the terms and subject to the conditions of this Deed, prior to the valid termination of this Deed in accordance with Section 7, at any meeting of the shareholders of Beacon, however called, or at any adjournment or postponement thereof (including the Beacon Shareholders’ Meeting or any other meeting of the Beacon Shareholders (and every class meeting of Beacon Shareholders, as applicable), however called, including any general meeting of Beacon (including any adjournment of postponement thereof) or at any meeting of holders of shares in Beacon convened by order of the High Court of Justice in England and Wales pursuant to section 896 of the Companies Act to implement the Scheme of Arrangement (including any adjournment or postponement thereof)) (the “Beacon Meetings”), subject to clause 2(b), Shareholder shall, or shall cause the holder of record of any Covered Shares to, (i) appear (in person or by proxy) at each such Beacon Meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all Covered Shares at such meeting:
(1)   in favor of (i) the Scheme of Arrangement and any and all resolutions in favor of the Scheme of Arrangement and any related matters (including any proposed amendments to Beacon’s articles of association);
(2)   in favor of any matter necessary to implement the Contemplated Transactions;
(3)   against any Acquisition Proposal with respect to Beacon or any other proposal made in opposition to the Merger Agreement and the Contemplated Transactions;
(4)   against any merger, amalgamation, consolidation, combination, share exchange, business combination, sale of material assets, reorganization, recapitalization, dissolution, liquidation, winding up of or by, or any other extraordinary corporate transaction involving Beacon (except as expressly contemplated by the Merger Agreement); and
(5)   against any proposal, action or agreement that would reasonably be expected to prevent the consummation of the Contemplated Transactions.
(b)   Scheme Proxy.
(1)   Shareholder shall, after the dispatch of the Scheme of Arrangement document to shareholders of Beacon (the “Scheme Document”) (and without prejudice to Shareholder’s right to attend and vote in person at any Beacon Meetings (or any adjournment thereof)), as soon as possible, and in any event:
a.
in the case of Owned Shares, as soon as reasonably practicable and in any event no later than 5.00 p.m. on the tenth Business Day after the date of the Scheme Document; or

b.
in the case of Additional Owned Shares, by the earlier of (i) 5.00 p.m. on the fifth Business Day after the date on which the Shareholders becomes able to control the exercise of all rights, including voting rights, attaching to those Additional Owned Shares and (ii) the latest time allowed for lodging proxies for each Beacon Meeting, as applicable;

return, or procure the return of, if applicable, the signed forms of proxy enclosed with the Scheme Document (completed and signed and voting in favor of the resolutions to implement the Contemplated Transactions) in accordance with the instructions printed on those forms of proxy and, if applicable, in respect of any Covered Shares held in uncertificated form, take or procure the taking of any other action which may be required by or on behalf of Clywedog or its nominated representative in order to make a valid proxy appointment and give valid proxy instructions (voting in favor of the resolutions to implement the Contemplated Transactions).
Additionally, Shareholder shall not revoke (or seek to cause the revocation of) the terms of any forms of proxy submitted in accordance with clauses (1) through (5) of Section 2(a) and Section 2(b) and shall not otherwise propose, commit, agree to or take any action inconsistent with any of the foregoing clauses (1) through (5) of Section 2(a) and Section 2(b).
(c)   Irrevocable Proxy.
(i)   Shareholder hereby revokes (or agrees to cause to be revoked) any and all proxies that it has heretofore granted with respect to the Covered Shares. Shareholder hereby irrevocably appoints Clywedog (or any person nominated by Clywedog for the purpose hereof), and undertakes to execute any form of proxy reasonably required by Clywedog appointing Clywedog (or any person nominated by Clywedog), as attorney-in-fact and proxy, with full power of substitution, for and on its behalf, for and in the name, place and stead of Shareholder, to (x) attend and vote, express consent or dissent or issue instructions to the holder of record of any Covered Shares to vote such Covered Shares in accordance with the provisions of Section 2 at any Beacon Meeting, and (y) grant or withhold, or issue instructions to the holder of record of any Covered Shares to grant or withhold, in accordance with the provisions of Section 2, all written consents with respect to the Covered Shares.
(ii)   The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable and shall not be terminated by operation of any Law or upon the occurrence of any other event other than the termination of this Deed in accordance with Section 7, or in accordance with Section 3(c). Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2(c) is given in connection with, and granted in consideration of and as an inducement to Clywedog entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Shareholder under Section 2(a) and Section 2(b). Clywedog covenants and agrees with Shareholder that Clywedog will exercise the foregoing proxy in all respects consistently with the provisions of Section 2(a) and Section 2(b). Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Deed.
3.   No Disposition or Solicitation.
(a)   No Disposition or Adverse Act.   Shareholder hereby covenants and agrees that, except as contemplated by this Deed or the Merger Agreement or with the prior written consent of Clywedog, or as contemplated in Section 3(c), Shareholder shall not: (i) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein (other than Transfers by operation of law, in which case this Deed shall bind the transferee), (ii) enter into any Contract with respect to any Transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, consent, power-of-attorney, right of first offer or refusal or other authorization in or with respect to any or all of the Covered Shares other than as required to effect Shareholder’s voting obligations in Section 2, (iv) deposit or permit the deposit of any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares other than as required to effect Shareholder’s voting obligations in Section 2, (v) create or permit to exist any Lien (other than restrictions on Transfer or voting as created by this Deed or under applicable securities Laws) on any of the Covered Shares or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of Shareholder’s obligations hereunder in any material respect or otherwise make any representation or warranty of Shareholder herein untrue or incorrect in any material respect. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3(a) shall be null and void. No Shareholder shall or shall permit any Person under such Shareholder’s control to, and shall direct its and their respective Representatives not to, seek or solicit any such Transfer, Contract or Lien. Notwithstanding the foregoing, any Shareholder who is an individual may Transfer Covered Shares (A) to any member of such Shareholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (B) to a trust for the sole benefit of such Shareholder or any member of such Shareholder’s immediate family, or (C) for the sole purpose of paying the exercise price of Beacon Options or to cover Tax withholding obligations or employee national insurance or other social security contributions arising as a result of or otherwise in connection with any grant, vesting, cancellation or exercise of Beacon Options (or share awards in the capital of the Beacon) and to the extent permitted by the instruments representing such Beacon Options only; provided that any such Transfer in clauses (A) or (B) shall be permitted only if the applicable transferee executes a joinder to this Deed, in a form reasonably acceptable to Clywedog, and delivers such executed joinder to Clywedog as soon as practicable after such Transfer, pursuant to which such transferee shall be bound by all of the terms and provisions of this Deed. Further, notwithstanding the foregoing, any Shareholder that is an entity may Transfer Covered Shares (or any interest therein) (i) to a controlled Affiliate or any general or limited partnership, limited liability Beacon or other entity that is an Affiliate (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) of the Shareholder; provided that such Transfer shall be permitted only if the applicable transferee executes a joinder to this Deed, in a form reasonably acceptable to Clywedog, and delivers such executed joinder to Clywedog as soon as practicable after such Transfer, pursuant to which such transferee shall be bound by all of the terms and provisions of this Deed; or (ii) in connection with the appointment of a new custodian or holder of record in respect of any or all of the Covered Shares, provided that the beneficial owner of such shares remains the Shareholder.
(b)   Non-Solicitation.   Subject to Section 8, Shareholder shall, and shall instruct its Representatives to, immediately cause to be terminated any solicitation, knowingly encouragement, discussion or negotiation with or involving any Person with respect to an Acquisition Proposal or which would reasonably be expected to lead to an Acquisition Proposal. Until the termination of this Deed pursuant to, and in accordance with, Section 7, Shareholder shall not, and Shareholder shall direct its Representatives not to, directly or indirectly, take any action that Beacon, its Subsidiaries or their respective Representatives are prohibited from taking pursuant to Section 5.4 of the Merger Agreement.
(c)   Security enforcement.   Notwithstanding any other provision of this Deed, in the event of the enforcement of any security pursuant to or in connection with the Shareholder Debt Facilities: (i) Shareholder shall be permitted to Transfer the Covered Shares pursuant to or in connection with such enforcement; and (ii) in the event of any Transfer of the Covered Securities pursuant to (i), this Deed shall terminate immediately upon completion of such Transfer and the Shareholder shall have no further obligations hereunder.
4.   Additional Agreements.
(a)   Certain Events; Additional Owned Shares.   In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Beacon affecting the Covered Shares or the acquisition by Shareholder or any of its Affiliates of Additional Owned Shares, the type and number of Covered Shares shall be adjusted appropriately and automatically. In the event that a Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any Additional Owned Shares, such Additional Owned Shares shall, without further action of the parties, be subject to the provisions of this Deed, and the number of Beacon Ordinary Shares set forth on Schedule 1 opposite the name of such Shareholder will be deemed amended accordingly and automatically.
(b)   Waiver of Appraisal and Dissenters’ Rights and Actions.   Shareholder hereby (i) irrevocably waives and agrees not to exercise any and all rights of appraisal or rights to dissent from the Contemplated Transactions that Shareholder may have and (ii) agrees not to commence or join in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Beacon, Beacon’s directors or any of their respective Affiliates or successors (including Topco), in each case, relating to the negotiation, execution or delivery of this Deed or the Merger Agreement or the consummation of the Contemplated Transactions, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Deed or the Merger Agreement, (B) alleging a breach of any fiduciary duty of the Beacon Board in connection with the Merger Agreement or any of the Contemplated Transactions, (C) with respect to SEC disclosure (or other disclosure to the holders of Beacon Ordinary Shares) in connection with this Deed or the Merger Agreement or the transactions contemplated hereby or thereby or (D) against Clywedog or its Representatives in connection with this Deed or the Merger Agreement or the transactions contemplated hereby or thereby; provided, that, the foregoing shall not limit or restrict in any manner the Shareholder from enforcing the Shareholder’s rights under this Agreement and the other agreements entered into by the Shareholder in connection herewith, or otherwise in connection with the Scheme, including the Shareholder’s right to receive the Scheme Consideration pursuant to the terms of the Merger Agreement.
(c)   Communications.   Shareholder hereby (i) consents to and authorizes the publication and disclosure by Clywedog, Beacon or any of their respective Affiliates of Shareholder’s identity and holding of Covered Shares, the existence of this Deed, the nature of Shareholder’s commitments, arrangements and understandings under this Deed and any other information related to the subject matter of this Deed, in each case, that Clywedog or Beacon reasonably determines is required to be disclosed by applicable Law in any press release, any schedules and documents filed by Clywedog or Beacon with the SEC or any other disclosure document in connection with the Merger Agreement, Scheme of Arrangement or the Contemplated Transactions; provided, that, Clywedog, Beacon or their respective Affiliates provide such publication or disclosure to the Shareholder in advance for its review and comment and takes into reasonable consideration any comments that are provided by Shareholder and (ii) Shareholder agrees to promptly (A) provide Clywedog or Beacon any information related to such Shareholder that Clywedog or Beacon may reasonably require for the preparation of any such disclosure documents and (B) notify Clywedog or Beacon of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document if and to the extent that any such information shall have become false or misleading in any material respect or to correct any material omissions therefrom.
(d)   Reasonable Efforts.   Shareholder agrees to execute and deliver such additional documents as Clywedog may reasonably request and use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby as promptly as practicable. Without limiting the foregoing, Shareholder shall execute and deliver to Clywedog and any of its designees any proxies, including with respect to Additional Owned Shares, reasonably requested by Clywedog with respect to Shareholder’s voting obligations under this Deed.
(e)   Notice of Certain Events.   Shareholder shall promptly notify Clywedog of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of Shareholder set forth in Section 5.
5.   Representations and Warranties of Shareholder.
Shareholder hereby represents and warrants to Clywedog as set forth below.
(a)   Title.   Shareholder is the sole registered holder or beneficial owner of (i) the Owned Shares (or the ADSs representing the Owned Shares) and (ii) the securities of Beacon convertible into or exchangeable or exercisable for Owned Shares or other securities of Beacon, in each case, set forth on Schedule 1 (the “Disclosed Owned Securities”). The Disclosed Owned Securities constitute all of the securities of Beacon owned of record or beneficially by Shareholder or its Affiliates on the date hereof and neither Shareholder nor any of its Affiliates is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any Beacon Ordinary Shares or any other securities of Beacon or any securities of Beacon convertible into or exchangeable or exercisable for Beacon Ordinary Shares or such other securities of Beacon, in each case other than the Disclosed Owned Securities. Shareholder has sole voting power, sole power of disposition and sole power to issue instructions (or sole power to procure the voting, disposition and issuance of instructions in respect of the Disclosed Owned Securities) with respect to the matters set forth in Sections 3 and 4 hereof and all other matters set forth in this Deed and to agree to all of the matters set forth in this Deed, in each case, with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Deed. Except as permitted by this Deed, the Covered Shares (or the ADSs representing the Covered Shares, if applicable) are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of any and all Liens (other than as created by this Deed or under applicable securities Laws).
(b)   Organization.   If Shareholder is not a natural person, such Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and has all requisite corporate, limited liability company, partnership or trust power and authority to own, lease or otherwise hold and operate such Shareholder’s assets and properties and to carry on such Shareholder’s business as now conducted.
(c)   Authority.   If the Shareholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute and deliver this Deed and to perform its obligations under this Deed. If the Shareholder is an individual, such Shareholder has full legal capacity, right and authority to execute and deliver this Deed and to perform such Shareholder’s obligations under this Deed. No other proceedings or actions on the part of Shareholder or, if applicable, its board of directors, trustees, other governing body, are necessary to authorize the execution, delivery or performance of this Deed or the consummation of the transactions contemplated hereby.
(d)   Validity of Agreement.   This Deed has been duly and validly executed and delivered by Shareholder and, assuming this Deed constitutes the legal, valid and binding agreement of Clywedog, constitutes the legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms. If Shareholder is married, and any of the Covered Shares (or any beneficial interest therein) may constitute community property or spousal approval is otherwise necessary for this Deed to be legal, valid and binding, this Deed has been duly and validly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Shareholder’s spouse, enforceable against Shareholder’s spouse in accordance with its terms.
(e)   No Conflict or Default.   As of the date hereof, no action by or in respect of, or filing by or with, any other Person is necessary for the execution, delivery or performance of this Deed by Shareholder, the consummation by Shareholder of the transactions contemplated hereby and the compliance by Shareholder with the provisions hereof, with the exception of actions relating to the voting of the Covered Shares which are required to be taken by the custodian or registered holder of such shares. As of the date hereof, the execution, delivery or performance of this Deed by Shareholder do not, and the consummation by Shareholder of the transactions contemplated hereby and compliance with the provisions hereof will not: (i) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require any consent or other action by any Person under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets may be bound or result in the creation of any Lien upon the Covered Shares (other than as created by this Deed or under applicable securities Laws), (ii) conflict with or violate any Laws or judgment applicable to Shareholder or any of Shareholder’s properties or assets, or (iii) if Shareholder is not a natural person, contravene or conflict with Shareholder’s certificate of incorporation and bylaws, trust agreement or other organizational documents, as applicable, other than in the cases of clauses (i) and (ii), any such any violation, breach, default, action, termination, modification, cancellation, acceleration, loss of benefit, Lien or conflict that would not adversely affect in any material respect the ability of Shareholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
(f)   Absence of Litigation.   There is no Action before or by any Governmental Authority pending or, to the knowledge of Shareholder, threatened against or affecting such Shareholder or any of its properties, assets or Affiliates (including the Covered Shares) that would reasonably be expected to, impair or delay the ability of Shareholder to perform its obligations under this Deed, or consummate the transactions contemplated hereby, on a timely basis.

(g)   Proxy.   Except for this Deed, none of the Shareholder’s Covered Shares are subject to any voting agreement, voting trust or other Contract, including any proxy, consent or power of attorney, with respect to the voting of the Covered Shares on the date hereof. Shareholder further represents that any proxies heretofore given in respect of the Covered Shares, if any, are revocable.
(h)   Finders and Brokers.   No agent, broker, finder, investment banker, Person or firm acting on behalf of the Shareholder or under the Shareholder’s authority is or will be entitled to any advisory, brokerage, finder’s or other similar fee or commission or reimbursement of expenses in connection with this Deed or any of the transactions contemplated hereby.
6.   Representations and Warranties of Clywedog.
Clywedog hereby represents and warrants to Shareholder as set forth below.
(a)   Organization.   Clywedog is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization.
(b)   Authority.   Clywedog has all requisite corporate or similar power and authority to execute and deliver this Deed and to perform its obligations under this Deed. The execution, delivery and performance of its obligations under this Deed and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Clywedog and no other corporate proceedings on the part of Clywedog are necessary to authorize the consummation of the transactions contemplated hereby and the performance of Clywedog’s obligations under this Deed.
(c)   Validity of Agreement.   This Deed has been duly and validly executed and delivered by Clywedog and, assuming this Deed constitutes the legal, valid and binding agreement of Shareholder, constitutes the legal, valid and binding agreement of Clywedog, enforceable against Clywedog in accordance with its terms.
7.
Termination.   This Deed shall terminate automatically, without any notice or other action by any Person, upon the earliest of (a) the mutual written consent of Clywedog and Shareholder, (b) receipt of the Required Beacon Shareholder Vote, (c) the termination of the Merger Agreement in accordance with its terms (without giving effect to any amendment thereto unless consented to by Shareholder) and (d) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby), without the prior written consent of the Shareholder, that, in each case, (i) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Shareholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto) as in effect on the date hereof or (ii) materially changes the timing of receipt of any consideration by Shareholder under the Merger Agreement, or (ii) is otherwise adverse in any respect to the Shareholder, and (e) the End Date. Upon termination of this Deed, no party shall have any further obligations or liabilities under this Deed; provided that Section 4(a) shall survive a termination of this Deed pursuant to clause (b) above; provided, further, that (i) nothing in this Deed shall relieve any party from liability for any material breach of this Deed prior to its termination and (ii) this Section 7 and Section 9 shall survive any termination of this Deed.

8.
No Limitation.   Shareholder signs this Deed solely in such Shareholder’s capacity as a shareholder or ADS holder (as applicable) of Beacon, and not in such Shareholder’s capacity as a director, officer or employee of Beacon. Nothing in this Deed shall be construed to prohibit Shareholder from taking any action (or failure to act) in his or her capacity as an officer or member of the Beacon Board or from taking any action with respect to any Acquisition Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties in his or her capacity as director or officer of Beacon, or prevent or be construed to create any obligation on the part of any director or officer of Beacon from taking any action in his or her capacity as such director or officer, and no action taken solely in any such capacity as an officer or director of Beacon shall be deemed to constitute a breach of this Deed.

9.
Miscellaneous.

(a)   Expenses.   Except as otherwise expressly provided herein, Clywedog and Shareholder shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Deed and the performance of their respective obligations hereunder.
(b)   Amendment.   At any time prior to the Merger Effective Time, any provision of this Deed may be amended (whether before or after any required approval by the Beacon Shareholders or the shareholders of Clywedog) if, and only if, such amendment or waiver is in writing and signed by Clywedog and Shareholder; provided, however, that after the receipt of the Required Beacon Shareholder Vote or the Required Clywedog Stockholder Vote, no amendment shall be made which by applicable Laws or the rules of the Nasdaq requires further approval of the Beacon Shareholders or the shareholders of Clywedog without the further approval of such shareholders.
(c)   Waiver.
(i)   At any time prior to the Merger Effective Time, the parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in this Deed or any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the receipt of the Required Beacon Shareholder Vote or the Required Clywedog Stockholder Vote, no waiver shall be made which by applicable Laws or the rules of the Nasdaq requires further approval of the Beacon Shareholders or the shareholders of Clywedog, as applicable, without the further approval of such shareholders.
(ii)   No party may waive, and no party shall be deemed to have waived, any provision of this Deed without the prior written consent of the other parties, to the extent any such waiver would give rise to a termination event under this Deed in favor of Shareholder.
(iii)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Deed, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Deed, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(iv)   No party shall be deemed to have waived any claim arising out of this Deed, or any power, right, privilege or remedy under this Deed, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d)   No Survival of Representations and Warranties.   None of the representations, warranties or agreements contained in this Deed or in any certificate, document or instrument delivered pursuant to this Deed shall survive the Merger Effective Time, except for covenants and agreements which contemplate performance after the Merger Effective Time or otherwise expressly by their terms survive the Merger Effective Time.
(e)   Entire Agreement; Counterparts.   This Deed (and the exhibits and schedules hereto) constitute the entire agreement among the parties hereto and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof. This Deed may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.
(f)   Applicable Law; Jurisdiction.   This Deed is governed by and shall be construed in accordance with English law. Any matter, claim or dispute, whether contractual or non-contractual, arising out of or in connection with this Deed is to be governed by and determined in accordance with English law and shall be subject to the exclusive jurisdiction of the English courts. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Deed or the transactions contemplated by this Deed.
(g)   Waiver of Jury Trial.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.
(h)   Assignability.   This Deed shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Deed nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Deed or any of such rights, interests or obligations without such consent shall be void and of no effect.
(i)   No Third Party Beneficiaries.   Except for following the Merger Effective Time, Clywedog and Shareholder agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Deed, and (b) this Deed is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
(j)   Notices.   All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Deed shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail; provided the notice, demand or communication shall be confirmed by the same being sent by certified or registered mail. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:
Notices to Shareholder:
At the address and email set forth on Schedule 1 hereto.
Notices to Clywedog:
Clywedog Therapeutics, Inc.
8 The Green Suite 8666
Dover, DE 19901
Attention:
CEO

Attention:
President

Email:
***

Email:
***

with copies (which shall not constitute notice) to:
Snell & Wilmer, L.L.P.
3611 Valley Centre Drive, Suite 500
San Diego, CA 92130
Attention:
Bardia Moayedi

Email:
Bmoayedi@swlaw.com

Notices to Beacon:
Barinthus Biotherapeutics plc
20400 Century Boulevard, Suite 210
Germantown, MD 20871
Attention:
Bill Enright

Email:
***

with copies (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Robert Puopolo
Blake Liggio
Jean Lee

Email:
rpuopolo@goodwinlaw.com
bliggio@goodwinlaw.com
jean.lee@goodwinlaw.com

(k)   Other Definitional Provisions.
(i)   All references in this Deed to Schedules, Sections, subsections and other subdivisions refer to the corresponding Schedules, Sections, subsections and other subdivisions of or to this Deed unless expressly provided otherwise. Titles appearing at the beginning of any Sections, subsections or other subdivisions of this Deed are for convenience only, do not constitute any part of this Deed, and will be disregarded in construing the language hereof. All references in this Deed to “days” refer to “calendar days” unless otherwise specified.
(ii)   Schedules to this Deed are attached hereto and by this reference incorporated herein for all purposes.
(iii)   The words “this Deed,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Deed as a whole and not to any particular subdivision unless expressly so limited. The words “this Section” and “this subsection,” and words of similar import, refer only to the Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.
(iv)   Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
(v)   This Deed shall not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.
(vi)   Disclosure of any fact or item in any schedule hereto referenced by a particular section in this Deed shall be deemed to have been disclosed with respect to every other section in this Deed in respect of which the applicability of such disclosure is reasonably apparent on its face.
(l)   Severability.   Whenever possible, each provision of this Deed shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Deed is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Deed, and the parties shall amend or otherwise modify this Deed to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.
(m)   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Deed were not performed by Clywedog and Shareholder in accordance with their specific terms or were otherwise breached by the Clywedog or Shareholder. It is accordingly agreed that (i) Clywedog shall be entitled to an injunction or injunctions to prevent breaches of this Deed by the Shareholder and to enforce specifically the terms and provisions hereof against Shareholder in any court having jurisdiction, this being in addition to any other remedy to which Clywedog is entitled at law or in equity, including damages in the event of the Shareholder’s intentional breach of this Deed, without posting any bond or other undertaking and (ii) the Shareholder shall be entitled to an injunction or injunctions to prevent breaches of this Deed by Clywedog and to enforce specifically the terms and provisions hereof against Clywedog in any court having jurisdiction, this being in addition to any other remedy to which the Shareholder is entitled at law or in equity, including damages in the event of Clywedog’s intentional breach of this Deed, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 9(m) are an integral part of the Contemplated Transactions and that, without these agreements, Clywedog would not enter into this Deed.
(n)   No Ownership Interest.   Nothing contained in this Deed shall be deemed, upon execution, to vest in Clywedog any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and Clywedog shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Beacon or exercise any power or authority to direct Shareholder in the voting of any of the Covered Shares, except as otherwise provided in this Deed.
(o)   Security.   Shareholder irrevocably and by way of security for Shareholders’ obligations under this Deed appoints each of the Clywedog and any person nominated by Clywedog to be Shareholder’s attorney to execute on Clywedog’s behalf any proxy forms for any Beacon Meeting and to sign, execute and deliver any documents and to do all acts and things as may be necessary for performance of Shareholder’s obligations under this Deed.
(p)   No Agreement Until Executed.   This Deed shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Deed is executed by all parties hereto.
(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Clywedog and Shareholder have caused this Deed to be executed and delivered as a deed, which shall take effect as of the date first written above.
EXECUTED as a DEED by	)
CLYWEDOG THERAPEUTICS, INC.	)
and signed on its behalf by:	)
	)	Director
in the presence of:		Witness
Witness name:
Witness address:
Witness occupation:
EXECUTED as a DEED by	)
[SHAREHOLDER (if an entity)]	)
and signed on its behalf by:	)
	)	Director
in the presence of:		Witness
Witness name:
Witness address:
Witness occupation:
EXECUTED as a DEED by	)
[SHAREHOLDER (if a natural person)]	)
)
)
in the presence of:		Witness
Witness name:
Witness address:
Witness occupation:

SCHEDULE 1
DISCLOSED OWNED SECURITIES AND NOTICE ADDRESS
Name and Contact Information for Shareholder	Number of Ordinary Shares Beneficially Owned	Additional Disclosed Owned Securities
[NAME]
[ADDRESS]
Attention: [•]
Email: [•]

EXHIBIT A
CONSENT OF SPOUSE
In consideration of the execution of that certain Voting and Support Deed (the “Voting and Support Deed”), dated [•], 2025, by and between [•] (“Shareholder”) and Clywedog Therapeutics, Inc., a Delaware corporation, I, the undersigned, spouse of the Shareholder, have been given a copy of, and have had an opportunity to review, the Voting and Support Deed and clearly understand the provisions contained therein.
I hereby approve the Voting and Support Deed and appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Voting and Support Deed. I agree to be bound by and accept the provisions of the Voting and Support Deed in lieu of all other direct or indirect legal, equitable, beneficial, representative community property or other interest I may have in the Covered Shares (as defined in the Voting and Support Deed) held by my spouse under the laws in effect in the state or other applicable jurisdiction of our residence as of the date of the signing of the Voting and Support Deed.
EXECUTED as a DEED by	)
)
)
	)	Name of Spouse
in the presence of:		Witness
Witness name:
Witness address:
Witness occupation:
Dated:              , 2025

Annex C
FINAL FORM
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated [•], 2025, is entered into by and between [•] (“Shareholder”) and Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales (“Beacon”).
WHEREAS, concurrently with the execution and delivery of this Agreement, Beacon, Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”), Beacon Topco, Inc., a Delaware corporation and a direct wholly owned subsidiary of Beacon (“Topco”) and Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified after the date hereof, the “Merger Agreement”), pursuant to which, among other things, (i) the entire issued and to be issued share capital of Beacon will be acquired by Topco pursuant to a scheme of arrangement of Beacon under Part 26 of the Companies Act (the “Scheme of Arrangement” and the transactions contemplated thereby, the “Scheme Transaction”) and (ii) following the effectiveness of the Scheme Transaction and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Clywedog with Clywedog surviving as a wholly owned subsidiary of Topco (the “Merger”); and
WHEREAS, as a condition and inducement to the willingness of Beacon to enter into the Merger Agreement, Shareholder is entering into this Agreement concurrently with the execution and delivery of the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.   Certain Definitions.
For the purposes of this Agreement, capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.
“Additional Owned Shares” means all Clywedog Common Stock, Clywedog Preferred Stock and any other securities of Clywedog that are, or will be, beneficially owned by Shareholder or any of its Affiliates and that are acquired after the date hereof and prior to the termination of this Agreement, including as a result of the exercise of Clywedog Options or issuance of Clywedog Common Stock or Clywedog Preferred Stock pursuant to the terms of the SAFE Agreements.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that Clywedog shall be deemed not to be an Affiliate of Shareholder. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.
“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York and London, United Kingdom are authorized or required by applicable Law to remain closed.
“Clywedog Common Stock” means the common stock, $0.0001 par value per share, of Clywedog.
“Clywedog Preferred Stock” means the Series Seed Preferred Stock, $0.0001 par value per share, of Clywedog.
“Covered Shares” means the Owned Shares and any Additional Owned Shares.

“Liens” means any liens, pledges, claims, options, proxies, voting trusts or agreements, security interests, understandings or arrangements or any other encumbrances whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Owned Shares (other than as created by this Agreement or restrictions on transfer under applicable securities Laws).
“Owned Shares” means all Clywedog Common Stock and Clywedog Preferred Stock that are beneficially owned by Shareholder or any of its Affiliates as of the date hereof, as set forth on Schedule 1.
“Transfer” means, with respect to any Covered Share, the sale (including short sale), assignment, transfer, tender, pledge, encumbrance, grant of a participation interest in, hypothecation, placement in trust or other disposition (whether by sale, merger, consolidation, exchange, liquidation, dissolution, dividend, distribution, gift or otherwise) of such Covered Share or the beneficial ownership thereof, whether voluntarily or by operation of Law, the limitation of the right, title or interest or right to vote in any manner with respect thereto, the offer to make such a transfer or other disposition, or the option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.
2.   Voting Agreement; Irrevocable Proxy; Scheme Undertakings.
(a)   Voting Agreement.   Upon the terms and subject to the conditions of this Agreement, prior to the valid termination of this Agreement in accordance with Section 7, at any meeting of the shareholders of Clywedog, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Clywedog is sought (including the Clywedog Stockholder Written Consents), subject to Section 2(b), Shareholder shall, or shall cause the holder of record of any Covered Shares to, (i) appear (in person or by proxy) at each such Clywedog Meeting or otherwise cause all Covered Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all Covered Shares at such meeting (or written consent in lieu thereof):
(1)   in favor of (i) adopting and approving the Merger Agreement, the Merger and the Contemplated Transactions and (ii) providing any other consents or waivers required by the Clywedog Organization Documents to adopt the Merger Agreement, the Merger and the Contemplated Transactions;
(2)   in favor of any matter necessary to implement the Contemplated Transactions;
(3)   against any Acquisition Proposal with respect to Clywedog or any other proposal made in opposition to the Merger Agreement and the Contemplated Transactions;
(4)   against any merger, amalgamation, consolidation, combination, share exchange, business combination, sale of material assets, reorganization, recapitalization, dissolution, liquidation, winding up of or by, or any other extraordinary corporate transaction involving Clywedog (except as expressly contemplated by the Merger Agreement); and
(5)   against any proposal, action or agreement that would reasonably be expected to prevent the consummation of the Contemplated Transactions.
Additionally, Shareholder shall not revoke (or seek to cause the revocation of) the terms of any forms of proxy submitted in accordance with clauses (1) through (4) of Section 2(a) and shall not otherwise propose, commit, agree to or take any action inconsistent with any of the foregoing clauses (1) through (4) of Section 2(a).
(b)   Irrevocable Proxy.
(i)   Shareholder hereby revokes (or agrees to cause to be revoked) any and all proxies that it has heretofore granted with respect to the Covered Shares. Shareholder hereby irrevocably appoints Beacon (or any person nominated by Beacon for the purpose hereof), and undertakes to execute any form of proxy reasonably required by Beacon appointing Beacon (or any person nominated by Beacon), as attorney-in-fact and proxy, with full power of substitution, for and on its behalf, for and in the name, place and stead of Shareholder, to (x) attend and vote, express consent or dissent or issue instructions to the holder of record of any Covered Shares to vote such Covered Shares in accordance with the provisions of Section 2 at any meeting of the shareholders of Clywedog (or written consent in lieu thereof), and (y) grant or withhold, or issue instructions to the holder of record of any Covered Shares to grant or withhold, in accordance with the provisions of Section 2, all written consents with respect to the Covered Shares.
(ii)   The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of Shareholder, if Shareholder is an individual), except as provided in the last sentence of this Section 2(b)(ii), and shall not be terminated by operation of any Law or upon the occurrence of any other event other than the termination of this Agreement in accordance with Section 7. Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with, and granted in consideration of and as an inducement to Beacon entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of the Shareholder under Section 2(a). Beacon covenants and agrees with Shareholder that Beacon will exercise the foregoing proxy consistent with the provisions of Section 2(a) and Section 2(b). Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.
3.   No Disposition or Solicitation.
(a)   No Disposition or Adverse Act.   Shareholder hereby covenants and agrees that, except as contemplated by this Agreement or the Merger Agreement or with the prior written consent of Beacon, Shareholder shall not: (i) offer to Transfer, Transfer or consent to any Transfer of any or all of the Covered Shares or any interest therein (other than Transfers by operation of law, in which case this Agreement shall bind the transferee), (ii) enter into any Contract with respect to any Transfer of any or all Covered Shares or any interest therein, (iii) grant any proxy, consent, power-of-attorney, right of first offer or refusal or other authorization in or with respect to any or all of the Covered Shares other than as required to effect Shareholder’s voting obligations in Section 2, (iv) deposit or permit the deposit of any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares other than as required to effect Shareholder’s voting obligations in Section 2, (v) create or permit to exist any Lien (other than restrictions on Transfer or voting as created by this Agreement or under applicable securities Laws) on any of the Covered Shares or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of Shareholder’s obligations hereunder in any material respect or otherwise make any representation or warranty of Shareholder herein untrue or incorrect in any material respect. Any attempted Transfer of Covered Shares or any interest therein in violation of this Section 3(a) shall be null and void. No Shareholder shall or shall permit any Person under such Shareholder’s control to, and shall direct its and their respective Representatives not to, seek or solicit any such Transfer, Contract or Lien. Notwithstanding the foregoing, any Shareholder who is an individual may Transfer Covered Shares (A) to any member of such Shareholder’s immediate family (i.e., spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild or the spouse of any child, adopted child, grandchild or adopted grandchild), (B) to a trust for the sole benefit of such Shareholder or any member of such Shareholder’s immediate family, or (C) for the sole purpose of paying the exercise price of Clywedog Options or to cover Tax withholding obligations or employee national insurance or other social security contributions arising as a result of or otherwise in connection with any grant, vesting, cancellation or exercise of Clywedog Options (or share awards in the capital of the Clywedog) and to the extent permitted by the instruments representing such Clywedog Options only; provided that any such Transfer in clauses (A) or (B) shall be permitted only if the applicable transferee executes a joinder to this Agreement, in a form reasonably acceptable to Beacon, and delivers such executed joinder to Beacon as soon as practicable after such Transfer, pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement. Further, notwithstanding the foregoing, any Shareholder that is an entity may Transfer Covered Shares (or any interest therein) (i) to a controlled Affiliate or any general or limited partnership, limited liability Clywedog or other entity that is an Affiliate (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) of the Shareholder; provided that such Transfer shall be permitted only if the applicable transferee executes a joinder to this Agreement, in a form reasonably acceptable to Beacon, and delivers such executed joinder to Beacon as soon as practicable after such Transfer, pursuant to which such transferee shall be bound by all of the terms and provisions of this Agreement.

(b)   Non-Solicitation.   Subject to Section 8, Shareholder shall, and shall instruct its Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person with respect to an Acquisition Proposal or which would reasonably be expected to lead to an Acquisition Proposal. Until the termination of this Agreement pursuant to, and in accordance with, Section 7, Shareholder shall not, and Shareholder shall direct its Representatives not to, directly or indirectly, take any action that Clywedog, its Subsidiaries or their respective Representatives are prohibited from taking pursuant to Section 5.4 of the Merger Agreement.
4.   Additional Agreements.
(a)   Certain Events; Additional Owned Shares.   In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Clywedog affecting the Covered Shares or the acquisition by Shareholder or any of its Affiliates of Additional Owned Shares, the type and number of Covered Shares shall be adjusted appropriately and automatically. In the event that a Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any Additional Owned Shares, such Additional Owned Shares shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Clywedog Common Stock set forth on Schedule 1 opposite the name of such Shareholder will be deemed amended accordingly and automatically. Each Shareholder shall promptly notify Beacon in writing of any such event and of the number of Additional Owned Shares acquired.
(b)   Stop Transfer.   In furtherance of this Agreement, Shareholder hereby authorizes and instructs Clywedog (including through Clywedog’s transfer agent) to enter a stop transfer order with respect to all of the Covered Shares to prevent the Transfer of any thereof on the books of the Clywedog in violation of this Agreement, and authorizes Clywedog to legend the certificates or book-entry records evidencing the Covered Shares to reflect that such Covered Shares are subject to this Agreement.
(c)   Waiver of Appraisal and Dissenters’ Rights and Actions.   Shareholder hereby (i) irrevocably waives and agrees not to exercise any and all rights of appraisal or rights to dissent from the Contemplated Transactions that Shareholder may have and (ii) agrees not to commence or join in, and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise, against Clywedog, Clywedog’s directors or any of their respective Affiliates or successors, in each case, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Contemplated Transactions, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (B) alleging a breach of any fiduciary duty of the Clywedog Board in connection with the Merger Agreement or any of the Contemplated Transactions, (C) with respect to SEC disclosure (or other disclosure to the holders of Clywedog Common Stock) in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby or (D) against Beacon or its Representatives in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby; provided, that, the foregoing shall not limit or restrict in any manner the Shareholder from enforcing the Shareholder’s rights under this Agreement and the other agreements entered into by the Shareholder in connection herewith, or otherwise in connection with the Merger, including the Shareholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.
(d)   Communications.   Unless required by applicable Law, Shareholder shall not issue or cause the publication of any press release or other public announcement with respect to the Contemplated Transactions or this Agreement or the Merger Agreement without the prior consent of Clywedog and Beacon; provided that if Shareholder is a venture capital, private equity or other investment firm fund, Shareholder may share information with respect to the Contemplated Transactions, this Agreement or the Merger Agreement on a need to know basis with respect to its investors and lenders who are subject to a confidentiality agreement and obligated to maintain such information as confidential. Shareholder hereby (i) consents to and authorizes the publication and disclosure by Clywedog, Beacon or any of their respective Affiliates of Shareholder’s identity and holding of Covered Shares, the existence of this Agreement, the nature of Shareholder’s commitments, arrangements and understandings under this Agreement and any other information related to the subject matter of this Agreement, in each case, that Clywedog or Beacon reasonably determines is required to be disclosed by applicable Law in any press release, any schedules and documents filed by Clywedog or Beacon with the SEC or any other disclosure document in connection with the Merger

Agreement, Scheme of Arrangement or the Contemplated Transactions; provided, that, Clywedog, Beacon or their respective Affiliates provide such publication or disclosure to the Shareholder in advance for its review and comment and takes into reasonable consideration any comments that are provided by Shareholder and (ii) Shareholder agrees to promptly (A) provide Clywedog or Beacon any information related to such Shareholder that Clywedog or Beacon may reasonably require for the preparation of any such disclosure documents and (B) notify Clywedog or Beacon of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document if and to the extent that any such information shall have become false or misleading in any material respect or to correct any material omissions therefrom.
(e)   Spousal Consent.   If Shareholder is married and any of the Covered Shares, or any interest therein, may constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, Shareholder shall deliver to Beacon, concurrently herewith, a duly executed consent of Shareholder’s spouse, in the form attached hereto as Exhibit A.
(f)   Reasonable Efforts.   Shareholder agrees to execute and deliver such additional documents as Beacon may reasonably request and use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated hereby as promptly as practicable. Without limiting the foregoing, Shareholder shall execute and deliver to Beacon and any of its designees any proxies, including with respect to Additional Owned Shares, reasonably requested by Beacon with respect to Shareholder’s voting obligations under this Agreement.
(g)   Notice of Certain Events.   Shareholder shall promptly notify Beacon of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of Shareholder set forth in Section 5.
5.   Representations and Warranties of Shareholder.
Shareholder hereby represents and warrants to Beacon as set forth below.
(a)   Title.   Shareholder is the sole registered holder or beneficial owner of (i) the Owned Shares and (ii) the securities of Clywedog convertible into or exchangeable or exercisable for Owned Shares (including any securities to be issued pursuant to the terms of the SAFE Agreements) or other securities of Clywedog, in each case, set forth on Schedule 1 (the “Disclosed Owned Securities”). The Disclosed Owned Securities constitute all of the securities of Clywedog owned of record or beneficially by Shareholder or its Affiliates on the date hereof and neither Shareholder nor any of its Affiliates is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any Clywedog Common Stock or any other securities of Clywedog or any securities of Clywedog convertible into or exchangeable or exercisable for Clywedog Common Stock or such other securities of Clywedog, in each case other than the Disclosed Owned Securities or as expressly provided in the Investor Agreements. Shareholder has sole voting power, sole power of disposition and sole power to issue instructions (or sole power to procure the voting, disposition and issuance of instructions in respect of the Disclosed Owned Securities) with respect to the matters set forth in Sections 3 and 4 hereof and all other matters set forth in this Agreement and to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement. Except as permitted by this Agreement, the Covered Shares are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of any and all Liens (other than as created by this Agreement or under applicable securities Laws or Liens that may be imposed pursuant to the Investor Agreements set forth on Schedule 2 to this Agreement).
(b)   Organization.   If Shareholder is not a natural person, such Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and has all requisite corporate, limited liability company, partnership or trust power and authority to own, lease or otherwise hold and operate such Shareholder’s assets and properties and to carry on such Shareholder’s business as now conducted.

(c)   Authority.   If the Shareholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute and deliver this Agreement and to perform its obligations under this Agreement. If the Shareholder is an individual, such Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Shareholder’s obligations under this Agreement. No other proceedings or actions on the part of Shareholder or, if applicable, its board of directors, trustees, other governing body, are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
(d)   Validity of Agreement.   This Agreement has been duly and validly executed and delivered by Shareholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Beacon, constitutes the legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms. If Shareholder is married, and any of the Covered Shares (or any beneficial interest therein) may constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid and binding, this Agreement has been duly and validly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Shareholder’s spouse, enforceable against Shareholder’s spouse in accordance with its terms.
(e)   No Conflict or Default.   As of the date hereof, no action by or in respect of, or filing by or with, any other Person is necessary for the execution, delivery or performance of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby and the compliance by Shareholder with the provisions hereof. As of the date hereof, the execution, delivery or performance of this Agreement by Shareholder do not, and the consummation by Shareholder of the transactions contemplated hereby and compliance with the provisions hereof will not: (i) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require any consent or other action by any Person under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets may be bound or result in the creation of any Lien upon the Covered Shares (other than as created by this Agreement or under applicable securities Laws), (ii) conflict with or violate any Laws or judgment applicable to Shareholder or any of Shareholder’s properties or assets, or (iii) if Shareholder is not a natural person, contravene or conflict with Shareholder’s certificate of incorporation and bylaws, trust agreement or other organizational documents, as applicable, other than (y) in the cases of clauses (i) and (ii), any such any violation, breach, default, action, termination, modification, cancellation, acceleration, loss of benefit, Lien or conflict that would not adversely affect in any material respect the ability of Shareholder to perform its obligations hereunder or consummate the transactions contemplated hereby or (z) the Investor Agreements.
(f)   Absence of Litigation.   There is no Action before or by any Governmental Authority pending or, to the knowledge of Shareholder, threatened against or affecting such Shareholder or any of its properties, assets or Affiliates (including the Covered Shares) that would reasonably be expected to, impair or delay the ability of Shareholder to perform its obligations under this Agreement, or consummate the transactions contemplated hereby, on a timely basis.
(g)   Proxy.   Except for this Agreement or the Investor Agreements, none of the Shareholder’s Covered Shares are subject to any voting agreement, voting trust or other Contract, including any proxy, consent or power of attorney, with respect to the voting of the Covered Shares on the date hereof. Shareholder further represents that any proxies heretofore given in respect of the Covered Shares, if any, are revocable except as otherwise provided in the Investor Agreements.
(h)   Finders and Brokers.   No agent, broker, finder, investment banker, Person or firm acting on behalf of the Shareholder or under the Shareholder’s authority is or will be entitled to any advisory, brokerage, finder’s or other similar fee or commission or reimbursement of expenses in connection with this Agreement or any of the transactions contemplated hereby.

(i)   Receipt; Reliance.   Shareholder has received and reviewed a copy of the Merger Agreement. Shareholder understands and acknowledges that Beacon is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.
6.   Representations and Warranties of Beacon.
Beacon hereby represents and warrants to Shareholder as set forth below.
(a)   Organization.   Beacon is a legal entity duly organized, validly existing and, where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization.
(b)   Authority.   Beacon has all requisite corporate or similar power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution, delivery and performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action of Beacon and no other corporate proceedings on the part of Beacon are necessary to authorize the consummation of the transactions contemplated hereby and the performance of Beacon’s obligations under this Agreement.
(c)   Validity of Agreement.   This Agreement has been duly and validly executed and delivered by Beacon and, assuming this Agreement constitutes the legal, valid and binding agreement of Shareholder, constitutes the legal, valid and binding agreement of Beacon, enforceable against Beacon in accordance with its terms.
7.
Termination.   This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earliest of (a) the mutual written consent of Beacon and Shareholder, (b) receipt of the Required Clywedog Stockholder Vote, (c) the Merger Effective Time, (d) the termination of the Merger Agreement in accordance with its terms (without giving effect to any amendment thereto unless consented to by Shareholder), (e) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby), without the prior written consent of the Shareholder, that, in each case, (i) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Shareholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto) as in effect on the date hereof or (ii) is otherwise adverse in any material respect to the Shareholder, (f) the End Date or (g) the termination of the Voting and Support Deed to which Oxford Science Enterprises plc is a party with Clywedog pursuant to Section 3(c) of that agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that (i) nothing in this Agreement shall relieve any party from liability for any material breach of this Agreement prior to its termination and (ii) this Section 7 and Section 9 shall survive any termination of this Agreement.

8.
No Limitation.   Shareholder signs this Agreement solely in such Shareholder’s capacity as a shareholder of Clywedog, and not in such Shareholder’s capacity as a director, officer or employee of Clywedog. Nothing in this Agreement shall be construed to prohibit Shareholder from taking any action (or failure to act) in his or her capacity as an officer or member of the Clywedog Board or from taking any action with respect to any Acquisition Proposal solely in their capacity as such an officer or director or in the exercise of his or her fiduciary duties in his or her capacity as director or officer of Clywedog, or prevent or be construed to create any obligation on the part of any director or officer of Clywedog from taking any action in his or her capacity as such director or officer, and no action taken solely in any such capacity as an officer or director of Clywedog shall be deemed to constitute a breach of this Agreement.

9.
Miscellaneous.

(a)   Expenses.   Except as otherwise expressly provided herein, Beacon and Shareholder shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their respective obligations hereunder.
(b)   Amendment.   At any time prior to the Merger Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Beacon Shareholders or the shareholders of Clywedog) if, and only if, such amendment or waiver is in writing and signed by Beacon and Shareholder; provided, however, that after the receipt of the Required Beacon Shareholder Vote or the Required Clywedog Stockholder Vote, no amendment shall be made which by applicable Laws or the rules of the Nasdaq requires further approval of the Beacon Shareholders or the shareholders of Clywedog without the further approval of such shareholders.
(c)   Waiver.
(i)   At any time prior to the Merger Effective Time, the parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the receipt of the Required Beacon Shareholder Vote or the Required Clywedog Stockholder Vote, no waiver shall be made which by applicable Laws or the rules of the Nasdaq requires further approval of the Beacon Shareholders or the shareholders of Clywedog, as applicable, without the further approval of such shareholders.
(ii)   No party may waive, and no party shall be deemed to have waived, any provision of this Agreement without the prior written consent of the other parties, to the extent any such waiver would give rise to a termination event under this Agreement in favor of Shareholder.
(iii)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(iv)   No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
(d)   No Survival of Representations and Warranties.   None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Merger Effective Time, except for covenants and agreements which contemplate performance after the Merger Effective Time or otherwise expressly by their terms survive the Merger Effective Time.
(e)   Entire Agreement; Counterparts.   This Agreement (and the exhibits and schedules hereto) constitute the entire agreement among the parties hereto and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.
(f)   Applicable Law; Jurisdiction.
(i)   This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.
(ii)   The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware, or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington,

New Castle County, Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any party to obtain execution of a judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.
(iii)   To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 9(f)(ii).
(g)   Waiver of Jury Trial.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.
(h)   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
(i)   No Third Party Beneficiaries.   Except for following the Merger Effective Time, Beacon and Shareholder agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
(j)   Notices.   All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail; provided the notice, demand or communication shall be confirmed by the same being sent by certified or registered mail. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:
Notices to Shareholder:
At the address and email set forth on Schedule 1 hereto.
Notices to Clywedog:
Clywedog Therapeutics, Inc.
8 The Green Suite 8666
Dover, DE 19901
Attention:
CEO

Attention:
President

Email:
***

Email:
***

with copies (which shall not constitute notice) to:
Snell & Wilmer, L.L.P.
3611 Valley Centre Drive, Suite 500
San Diego, CA 92130
Attention:
Bardia Moayedi

Email:
Bmoayedi@swlaw.com

Notices to Beacon:
Barinthus Biotherapeutics plc
20400 Century Boulevard, Suite 210
Germantown, MD 20871
Attention:
Bill Enright

Email:
***

with copies (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Robert Puopolo
Blake Liggio
Jean Lee

Email:
rpuopolo@goodwinlaw.com
bliggio@goodwinlaw.com
jean.lee@goodwinlaw.com

(k)   Other Definitional Provisions.
(i)   All references in this Agreement to Schedules, Sections, subsections and other subdivisions refer to the corresponding Schedules, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.
(ii)   Schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes.
(iii)   The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section” and “this subsection,” and words of similar import, refer only to the Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.
(iv)   Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
(v)   This Agreement shall not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.
(vi)   Disclosure of any fact or item in any schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face.

(l)   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.
(m)   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Beacon and Shareholder in accordance with their specific terms or were otherwise breached by Beacon or Shareholder. It is accordingly agreed that (i) Beacon shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Shareholder and to enforce specifically the terms and provisions hereof against Shareholder in any court having jurisdiction, this being in addition to any other remedy to which Beacon is entitled at law or in equity, including damages in the event of the Shareholder’s intentional breach of this Agreement, without posting any bond or other undertaking and (ii) the Shareholder shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Beacon and to enforce specifically the terms and provisions hereof against Beacon in any court having jurisdiction, this being in addition to any other remedy to which the Shareholder is entitled at law or in equity, including damages in the event of Beacon’s intentional breach of this Agreement, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 9(m) are an integral part of the Contemplated Transactions and that, without these agreements, Beacon would not enter into this Agreement.
(n)   No Ownership Interest.   Nothing contained in this Agreement shall be deemed, upon execution, to vest in Beacon any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and Beacon shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Clywedog or exercise any power or authority to direct Shareholder in the voting of any of the Covered Shares, except as otherwise provided in this Agreement.
(o)   Security.   Shareholder irrevocably and by way of security for Shareholders’ obligations under this Agreement appoints each of Beacon and any person nominated by Beacon to be Shareholder’s attorney to execute on Beacon’s behalf any proxy forms for any Clywedog Meeting and to sign, execute and deliver any documents and to do all acts and things as may be necessary for or incidental to the completion of the Transaction and/or performance of Shareholder’s obligations under this Agreement.
(p)   No Agreement Until Executed.   This Agreement shall not be effective unless and until (a) the Merger Agreement is executed by all parties thereto and (b) this Agreement is executed by all parties hereto.
(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, Beacon and Shareholder have caused this Agreement to be signed and delivered as of the date first written above.
BARINTHUS BIOTHERAPEUTICS PLC
By:

Name:
Title:
SHAREHOLDER (if an entity):
Name of
Shareholder:

By:

Name:
Title:
SHAREHOLDER (if an individual):
Name:

Signature:

SCHEDULE 1
DISCLOSED OWNED SECURITIES AND NOTICE ADDRESS
Name and Contact Information for Shareholder	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Preferred Stock Beneficially Owned	Additional Disclosed Owned Securities
[NAME]
[ADDRESS]
Attention: [•]
Email: [•]

SCHEDULE 2
INVESTOR AGREEMENTS
1.
That certain Stockholders Agreement dated January 13, 2021, by and among Clywedog Therapeutics, Inc. (f/k/a Vyrnwy Therapeutics, Inc.) OrbiMed Private Investments VIII, LP, TPAV, LLC, Iain Dukes, and Nikolay Savchuk.

EXHIBIT A
CONSENT OF SPOUSE
In consideration of the execution of that certain Voting and Support Agreement (the “Voting and Support Agreement”), dated [•], 2025, by and between [•] (“Shareholder”) and Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales, I, the undersigned, spouse of the Shareholder, have been given a copy of, and have had an opportunity to review, the Voting and Support Agreement and clearly understand the provisions contained therein.
I hereby approve the Voting and Support Agreement and appoint my spouse as my attorney-in-fact in respect to the exercise of any rights under the Voting and Support Agreement. I agree to be bound by and accept the provisions of the Voting and Support Agreement in lieu of all other direct or indirect legal, equitable, beneficial, representative community property or other interest I may have in the Covered Shares (as defined in the Voting and Support Agreement) held by my spouse under the laws in effect in the state or other applicable jurisdiction of our residence as of the date of the signing of the Voting and Support Agreement.

Name of Spouse

Annex D
LOCK-UP AGREEMENT
This LOCK-UP AGREEMENT (this “Agreement”) is dated as of [•], 2025 and is between Beacon Topco, Inc., a Delaware corporation (“Topco”) and [HOLDER] (the “Shareholder[s]”).
BACKGROUND:
WHEREAS, reference is made to that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified after the date hereof, the “Merger Agreement”), by and among Topco, Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales (“Beacon”), Cdog Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Topco (“Merger Sub”) and Clywedog Therapeutics, Inc., a Delaware corporation (“Clywedog”);
WHEREAS, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement; and
WHEREAS, as a result of the transactions contemplated by the Merger Agreement, including the [Scheme Transaction / Merger], Shareholder will be the owner of record, or beneficially of, shares of common stock, par value $0.0001 per share, of Topco to be issued in the [Scheme Transaction / Merger] (the “Lock-Up Shares” and, for the avoidance of doubt, shares of common stock of Topco that are purchased in the open market following the consummation of the Merger shall not constitute “Lock-Up Shares”).
NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Topco and Shareholder, intending to be legally bound, agree as follows:
ARTICLE I
INTRODUCTORY MATTERS
1.1   Defined Terms.   In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:
“Agreement” has the meaning set forth in the Preamble.
“Beacon” has the meaning set forth in the Recitals.
“Clywedog” has the meaning set forth in the Recitals.
“Common Stock” means shares of common stock, par value $0.0001 per share, of Topco.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.
“Forum” has the meaning set forth in Section 4.8(b).
“immediate family” has the meaning set forth in Section 2.1(c).
“Joinder” has the meaning set forth in Section 2.1(b).
“Lock-Up Period” has the meaning set forth in Section 2.1(a).
“Lock-Up Shares” has the meaning set forth in the Recitals.
“Merger Agreement” has the meaning set forth in the Recitals.
“Merger Sub” has the meaning set forth in the Recitals.
“Shareholder” has the meaning set forth in the Preamble.
“Topco” has the meaning set forth in the Preamble.

“Transfer” has the meaning set forth in Section 2.1(b).
ARTICLE II
LOCK-UP
2.1   Lock-Up.
(a)   Shareholder shall not Transfer any Lock-Up Shares or any securities convertible into or exercisable or exchangeable (directly or indirectly) for any Lock-Up Shares (whether such Lock-Up Shares or any such securities are held by such Shareholder as of the date of this Agreement or are thereafter acquired) for a period of six (6) months following the Closing Date (the “Lock-Up Period”). The foregoing restriction is expressly agreed to preclude Shareholder during the Lock-Up Period from engaging in any hedging or other transaction which is designed to, or which reasonably could be expected to, lead to or result in a sale or disposition of Shareholder’s Lock-Up Shares even if such Lock-Up Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions during the Lock-Up Period would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of Shareholder’s Lock-Up Shares or with respect to any security that includes, relates to, or derives any part of its value from such Lock-Up Shares.
(b)   For purposes of this Agreement, “Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to any Lock-Up Shares, or any options or warrants to purchase any Lock-Up Shares or any securities convertible into, exercisable or exchangeable (directly or indirectly) for or that represent the right to receive Lock-Up Shares, (ii) enter into any swap or hedging or other arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Shares, or that Transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement, described in clause (i) or (ii). Notwithstanding the foregoing, a Transfer shall not be deemed to include (A) a Transfer of any Lock-Up Shares as a bona fide gift or gifts as a charitable contribution, or for bona fide estate planning purposes; provided, that the donee or donees thereof has duly executed and delivered to Topco a joinder to this Agreement in the form of Exhibit B attached hereto (in which case such recipient shall be considered a Shareholder for all purposes of this Agreement) (a “Joinder”), (B) a Transfer of any Lock-Up Shares to any trust for the direct or indirect benefit of the Shareholder or an immediate family member of the Shareholder; provided, that the trustee of the trust has duly executed and delivered a Joinder to Topco; provided, further, that any such Transfer shall not involve a disposition for value, (C) a Transfer of any Lock-Up Shares to the Shareholder’s Affiliates; provided, that such Affiliate(s) deliver an executed Joinder to Topco, (D) a Transfer of any Lock-Up Shares pursuant to a tender or exchange offer publicly recommended by the Topco Board, (E) a Transfer of any Lock-Up Shares pursuant to a merger, stock sale or consolidation of Topco publicly recommended by the Topco Board, (F) a Transfer of any Lock-Up Shares by will or other testamentary document or by intestacy, (G) a Transfer of any Lock-Up Shares pursuant to a qualified domestic order in connection with a divorce settlement, divorce decree, separation agreement or other domestic court order; provided, that such transferee(s) delivers an executed Joinder to Topco, (H) the establishment or modification by Shareholder of trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Lock-Up Shares, [or] (I) a surrender or forfeiture of Lock-Up Shares in connection with the exercise, vesting or settlement of options, restricted stock units, warrants or other rights to purchase shares of Common Stock or related securities (in each case, by way of “net” or “cashless” exercise) for the payment of exercise price and tax and remittance payments due as a result of the exercise, vesting or settlement of such options, restricted stock units, warrants or rights; provided that any shares of Common Stock received as a result of such exercise, vesting or settlement shall remain subject to the terms of this Lock-Up Agreement, [or (J) a Transfer of any Lock-Up Shares pursuant to the terms of the Self-Tender Offer]; provided, that for each of the foregoing (A)-(C), (F), (G) [and] (I) [and (J)], no filing by any party under the Exchange Act or other public announcement, report or filing shall be made voluntarily reporting a reduction in beneficial ownership of shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock in connection therewith and to the extent a public filing under the Exchange Act is required and is or made by or on behalf of Shareholder, such filing shall include a statement indicating the circumstance of such transfer, sale or disposition of securities and in the case of a transfer, sale or disposition pursuant to (A)-(C) [or] (G) [or (J)] that the transferee has agreed to be bound by the terms of this Lock-Up Agreement; provided, further, that for the foregoing (H) (1) such plans do not provide for the Transfer of Lock-Up Shares during the Lock-Up Period and (2) no filing by any party under the Exchange Act or other public announcement, report or filing shall be made voluntarily in connection with such trading plan and to the extent a public filing under the Exchange Act is required and is or made by or on behalf of Shareholder regarding the establishment or modification of such plan during the Lock-Up Period, such filing shall include a statement to the effect that the undersigned is not permitted to Transfer, sell or otherwise dispose of securities under such plan during the Lock-Up Period in contravention of this Agreement.
(c)   For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.
(d)   Shareholder also agrees and consents to the entry of stop transfer instructions with Topco’s transfer agent and registrar against the transfer of any Lock-Up Shares except in compliance with the foregoing restrictions and to the addition of a legend to Shareholder’s Lock-Up Shares describing the foregoing restrictions.
(e)   For the avoidance of doubt, and notwithstanding anything contained in this Agreement to the contrary, shares of common stock of Topco that are purchased in the open market following the consummation of the Merger shall not constitute Lock-Up Shares and shall not be subject to the restrictions set forth in this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER
Shareholder represents and warrants to Topco as follows:
3.1   Title.   Shareholder is or will be the sole registered holder or beneficial owner of the Lock-Up Shares. The Lock-Up Shares constitute or will constitute all of the securities of Topco owned of record or beneficially by Shareholder or its Affiliates immediately following the [Scheme Effective Time / Merger Effective Time] and neither Shareholder nor any of its Affiliates is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any shares or any other securities of Topco or any securities of Topco convertible into or exchangeable or exercisable for shares of Topco or such other securities of Topco, in each case other than the Lock-Up Shares or any Adjusted Options. Shareholder has sole voting power, sole power of disposition and sole power to issue instructions (or sole power to procure the voting, disposition and issuance of instructions in respect of the Lock-Up Shares) with respect to all matters set forth in this Agreement and to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Lock-Up Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement. Except as permitted by this Agreement, the Lock-Up Shares are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of any and all Liens (other than as created by this Agreement or under applicable securities Laws).
3.2   Organization.   If Shareholder is not a natural person, such Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and has all requisite corporate, limited liability company, partnership or trust power and authority to own, lease or otherwise hold and operate such Shareholder’s assets and properties and to carry on such Shareholder’s business as now conducted.
3.3   Authority.   If Shareholder is not an individual, it has the requisite corporate, limited liability company, partnership or trust power and authority, and has taken all action necessary, to execute and deliver this Agreement and to perform its obligations under this Agreement. If Shareholder is an individual, such Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Shareholder’s obligations under this Agreement. No other proceedings or actions on the part of Shareholder or, if applicable, its board of directors, trustees, other governing body, are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
3.4   Validity of Agreement.   This Agreement has been duly and validly executed and delivered by Shareholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Topco, constitutes the legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms. If Shareholder is married, and any of the Lock-Up Shares (or any beneficial interest therein) may constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, valid and binding, this Agreement has been duly and validly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Shareholder’s spouse, enforceable against Shareholder’s spouse in accordance with its terms.
3.5   No Conflict or Default.   Except as may be required under the Exchange Act, no action by or in respect of, or filing by or with, any other Person is necessary for the execution, delivery or performance of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby and the compliance by Shareholder with the provisions hereof. The execution, delivery or performance of this Agreement by Shareholder do not, and the consummation by Shareholder of the transactions contemplated hereby and compliance with the provisions hereof will not: (i) result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, require any consent or other action by any Person under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets may be bound or result in the creation of any Lien upon the Lock-Up Shares (other than as created by this Agreement or under applicable securities Laws), (ii) conflict with or violate any Laws or judgment applicable to Shareholder or any of Shareholder’s properties or assets, or (iii) if Shareholder is not a natural person, contravene or conflict with Shareholder’s certificate of incorporation and bylaws, trust agreement or other organizational documents, as applicable, other than in the cases of clauses (i) and (ii), any such any violation, breach, default, action, termination, modification, cancellation, acceleration, loss of benefit, Lien or conflict that would not adversely affect in any material respect the ability of Shareholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
3.6   Absence of Litigation.   There is no Action before or by any Governmental Authority pending or, to the knowledge of Shareholder, threatened against or affecting such Shareholder or any of its properties, assets or Affiliates (including the Lock-Up Shares) that would reasonably be expected to, impair or delay the ability of Shareholder to perform its obligations under this Agreement, or consummate the transactions contemplated hereby, on a timely basis.
3.7   Finders and Brokers.   No agent, broker, finder, investment banker, Person or firm acting on behalf of Shareholder or under Shareholder’s authority is or will be entitled to any advisory, brokerage, finder’s or other similar fee or commission or reimbursement of expenses in connection with this Agreement or any of the transactions contemplated hereby.
3.8   Receipt; Reliance.   Shareholder has received and reviewed a copy of the Merger Agreement. Shareholder understands and acknowledges that Topco entered into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.
ARTICLE IV
GENERAL PROVISIONS
4.1   Termination.   This Agreement and the obligations of Shareholder hereunder shall automatically terminate upon the earlier of (a) the last day of the Lock-Up Period and (b) the termination of the Merger Agreement in accordance with its terms.

4.2   Stock Splits, Stock Dividends, etc.   In the event of any stock split, stock dividend, recapitalization, reorganization or the like, any securities issued with respect to the Lock-Up Shares held by Shareholder shall become Lock-Up Shares for purposes of this Agreement.
4.3   Expenses.   Except as otherwise expressly provided herein, Topco and Shareholder shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement and the performance of its obligations hereunder.
4.4   Amendment.   The terms and provisions of this Agreement may be modified or amended only with the written approval of Topco and Shareholder.
4.5   Waiver.
(a)   No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)   No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
4.6   No Survival of Representations and Warranties.   None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Lock-Up Period; provided, (i) Section 4.8 shall survive any termination of this Agreement and (ii) that nothing in this Agreement shall relieve any party from liability for any material breach of this Agreement prior to its termination pursuant to Section 4.1.
4.7   Entire Agreement; Counterparts.   This Agreement (and the exhibits and schedules hereto) constitute the entire agreement among the parties hereto and supersede all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument.
4.8   Applicable Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.
(b)   The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be in the Court of Chancery in the City of Wilmington, New Castle County, Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware, or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington, New Castle County, Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any party to obtain execution of a judgment in any other jurisdiction. The parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.
(c)   To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 4.8(b).
4.9   Waiver of Jury Trial.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS.
4.10   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
4.11   Notices.   All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail; provided the notice, demand or communication shall be confirmed by the same being sent by certified or registered mail. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:
Notices to Topco (prior to the Closing):
Beacon Topco, Inc.
20400 Century Boulevard, Suite 210
Germantown, MD 20871
Attention:
Bill Enright

Email:
***

with copies (which shall not constitute notice) to:
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:
Robert Puopolo
Blake Liggio
Jean Lee

Email:
rpuopolo@goodwinlaw.com
bliggio@goodwinlaw.com
jean.lee@goodwinlaw.com

Notices to Topco (following the Closing):
Clywedog Therapeutics, Inc.
8 The Green Suite 8666
Dover, DE 19901
Attention:
Nikolay Savchuk

Attention:
Iain Dukes

Email:
***

Email:
***

with copies (which shall not constitute notice) to:
Snell & Wilmer, L.L.P.
3611 Valley Centre Drive, Suite 500
San Diego, CA 92130
Attention:
Bardia Moayedi

Email:
Bmoayedi@swlaw.com

4.12   Other Definitional Provisions.
(a)   All references in this Agreement to Exhibits, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.
(b)   Exhibits to this Agreement are attached hereto and by this reference incorporated herein for all purposes.
(c)   The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.
(d)   Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
(e)   This Agreement shall not be construed as if prepared by one of the parties, but rather according to its fair meaning as a whole, as if all parties had prepared it.
4.13   Severability.   Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.
4.14   Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Shareholder, in accordance with their specific terms or were otherwise breached by Shareholder. It is accordingly agreed that Topco shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Shareholder and to enforce specifically the terms and provisions hereof against Shareholder in any court having jurisdiction, this being in addition to any other remedy to which Topco is entitled at law or in equity, including damages in the event of Shareholder’s Intentional Breach of this Agreement, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 4.14 are an integral part of the Contemplated Transactions and that, without these agreements, none of Beacon, Clywedog or Topco would enter into the Merger Agreement.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Lock-Up Agreement on the day and year first above written.
BEACON TOPCO, INC.
By:

Name:
Title:
[Signature Page to Lockup Agreement]

SHAREHOLDER:
[NAME OF SHAREHOLDER — IF AN ENTITY]
By:

Name:
Title:
[Name of Shareholder — If an Individual]
Signature:

[Signature Page to Lockup Agreement]

EXHIBIT B
FORM OF JOINDER TO LOCK-UP AGREEMENT
[           ], 20
The undersigned (“New Shareholder”) is executing and delivering this Joinder (this “Joinder”) to the Lock-Up Agreement, dated as of [•], 2025, by and between Beacon Topco, Inc., a Delaware corporation (“Topco”) and Shareholder party thereto (as amended from time to time, the “Lock-Up Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Lock-Up Agreement.
The New Shareholder received Lock-Up Shares from Shareholder pursuant to and in accordance with the Lock-Up Agreement. By executing and delivering this Joinder to Topco, the undersigned New Shareholder hereby agrees to become a party to, to be bound by and to comply with the provisions of the Lock-Up Agreement as Shareholder and a holder of Lock-Up Shares in the same manner as if the undersigned were an original signatory to the Lock-Up Agreement.
This Joinder may be executed in multiple counterparts, including by means of facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute the same instrument.
[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this joinder as of the date first set forth above.
NEW SHAREHOLDER:
[Name of New Shareholder]
By:

Name:
Title
BEACON TOPCO, INC.
By:

Name:
Title:

ANNEX E
BEACON TOPCO, INC.
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
Beacon Topco, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:
1.
The present name of the corporation is Beacon Topco, Inc. The date of the filing of its original certificate of incorporation (the “Original Certificate of Incorporation”) with the Secretary of State of the State of Delaware was September 24, 2025.

2.
This Amended and Restated Certificate of Incorporation (as may be amended and/or restated from time to time, including the terms of any Preferred Stock Designation (as defined below), this “Amended and Restated Certificate of Incorporation”), which restates, integrates and further amends the Original Certificate of Incorporation, has been duly adopted by Beacon Topco, Inc. in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”), and has been adopted by the requisite approval of the stockholders of Beacon Topco, Inc.

3.
This Amended and Restated Certificate of Incorporation is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 29, 2025, by and among Barinthus Biotherapeutics plc, a public limited company organized under the Laws of England and Wales, Beacon Topco, Inc., Cdog Merger Sub, Inc., a Delaware corporation, and Clywedog Therapeutics, Inc., a Delaware corporation.

4.
The Original Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

FIRST:   The name of the corporation is Clywedog Therapeutics Holdings, Inc. (hereinafter called the “Corporation”).
SECOND:   The address of the Corporation’s registered office in the State of Delaware is [838 Walker Road, Suite 21-2, City of Dover, County of Kent, 19904]. The name of the corporation’s registered agent at such address is [Registered Agent Solutions, Inc.].
THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized and incorporated under the DGCL.
FOURTH:   The total number of shares of all classes of capital stock that the Corporation is authorized to issue is [      ] shares, consisting of [      ] shares of common stock, par value $0.0001 per share (the “Common Stock”) and [      ] shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the special rights of holders of any outstanding series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.
A.   Common Stock.   The powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions of the Common Stock are as follows:
1.   Ranking.   The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.
2.   Voting.   Except as otherwise provided by law or by this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the holders of outstanding shares of

Common Stock shall have one vote for each share of Common Stock held of record by such holder as of the applicable record date on any matter that is properly submitted to the stockholders of the Corporation, including the election or removal of directors. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation to the contrary, the holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.
3.   Dividends.   Subject to the special rights of holders of any outstanding series of Preferred Stock, holders of shares of Common Stock shall be entitled to receive such dividends and distributions and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor.
4.   Liquidation.   Subject to the special rights of holders of any outstanding series of Preferred Stock, holders of shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary. A liquidation, dissolution or winding up of the affairs of the Corporation, as such terms are used in this Section A(4), shall not be deemed to be occasioned by or to include any consolidation, conversion or merger of the Corporation with or into any other person or a sale, lease, exclusive license, exchange, conveyance or other disposition of all or a part of its assets.
B.   Preferred Stock.
Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the authorized but unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (any such certificate, a “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The authority of the Board with respect to each series of Preferred Stock shall include, but not be limited to, the determination of the following:
(a)   the designation of the series, which may be by distinguishing number, letter or title;
(b)   the number of shares of the series, which number the Board may thereafter (except where otherwise provided in the relevant Preferred Stock Designation or in this Amended and Restated Certificate of Incorporation) increase or decrease (but not below the number of shares thereof then outstanding);
(c)   the amounts or rates at which dividends will be payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;
(d)   the dates on which dividends, if any, shall be payable;
(e)   the redemption rights and price or prices, if any, for shares of the series;
(f)   the terms and amount of any sinking fund, if any, provided for the purchase or redemption of shares of the series;
(g)   the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or upon the occurrence of any other event;

(h)   whether the shares of the series shall be convertible into or exchangeable for, shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;
(i)   restrictions on the issuance or reissuance of shares of the same series or any other class or series;
(j)   the voting rights, if any, of the holders of shares of the series generally or upon specified events; and
(k)   any other powers, preferences and relative, participating, optional or other special rights of each series of Preferred Stock, and any qualifications, limitations or restrictions of such shares, all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock.
Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
FIFTH:   This Article FIFTH is inserted for the management of the business and for the conduct of the affairs of the Corporation.
A.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by this Amended and Restated Certificate of Incorporation or the DGCL.
B.   Number of Directors; Election of Directors.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the number of directors of the Corporation as of the date of this Amended and Restated Certificate of Incorporation shall be five (5) and, thereafter, shall exclusively be fixed from time to time by resolution of the majority of the Whole Board. For purposes of this Amended and Restated Certificate of Incorporation, the term “Whole Board” means the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director. There shall be no cumulative voting in the election of directors.
C.   Classes of Directors.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the Whole Board. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III at the time such classification becomes effective.
D.   Terms of Office.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the effectiveness of this Amended and Restated Certificate of Incorporation; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the effectiveness of this Amended and Restated Certificate of Incorporation; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the effectiveness of this Amended and Restated Certificate of Incorporation; provided further, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, disqualification, resignation or removal.
E.   Newly Created Directorships and Vacancies.   Subject to the special rights of holders of any outstanding series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any increase or decrease in the number of directors shall be apportioned among the classes of the Board so as to maintain the number of directors in each class as nearly equal as possible. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class to which such director shall have been appointed or assigned, and until such director’s successor is duly elected and qualified, subject to such director’s earlier death, disqualification, resignation or removal.
F.   Preferred Directors.   During any period when the holders of any outstanding series of Preferred Stock have the special right to elect additional directors, upon commencement and for the duration of such period during which such right continues: (i) the number of directors comprising the Whole Board shall automatically be increased by such specified number of additional directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation); and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to the Preferred Stock Designation establishing such series of Preferred Stock, whichever occurs earlier, subject to such director’s earlier death, resignation, disqualification or removal. Except as otherwise provided by this Amended and Restated Certificate of Incorporation, whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall automatically terminate, and any such director shall thereupon cease to be qualified as, and shall cease to be, a director, and the total number of directors comprising the Whole Board shall automatically be reduced accordingly.
G.   Removal.   Subject to the special rights of holders of any outstanding series of Preferred Stock, any director or the entire Board may be removed from office at any time, but only for cause (so long as the Board is classified) and only by the affirmative vote of the holders of at least 66 and 2∕3% in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
H.   Committees.   Pursuant to the Amended and Restated Bylaws of the Corporation, as the same may be amended and restated from time to time (the “Bylaws”), the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.
I.   Stockholder Nominations and Introduction of Business.   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.
SIXTH:   Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot.
SEVENTH:
A.   Directors.   To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such director’s fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Amended and Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
B.   Officers.   To the fullest extent permitted by the DGCL, as the same exists or may thereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Officer’s fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the

Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article SEVENTH, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).
C.   Amendment or Modification.   Any amendment, repeal or modification of this Article SEVENTH or any amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director or Officer, as applicable, at the time of such amendment, repeal or modification. Without limiting the effect of the first sentences of Section A and Section B of this Article SEVENTH, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer to the Corporation shall be automatically eliminated or limited to the fullest extent permitted by the DGCL as so amended.
EIGHTH:   To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification or advancement of expenses) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the foregoing provisions of this Article EIGHTH shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.
NINTH:   Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders called in accordance with the Bylaws and may not be effected by consent in lieu of a meeting of stockholders.
TENTH:   Except as otherwise required by law and subject to the terms of any series of Preferred Stock, special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer of the Corporation and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice for such meeting.
ELEVENTH:   If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, and any other provisions authorized by the DGCL may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article ELEVENTH. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of any class or series of the outstanding shares of the capital stock of the Corporation required by law, by this Amended and Restated Certificate of Incorporation or by any Preferred Stock Designation, the affirmative vote of the holders of at least 66 2∕3% in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote thereon shall be required to amend, alter, change or repeal, or adopt any provision inconsistent with, any of Article FIFTH, Article SEVENTH, Article EIGHTH, Article NINTH, Article TENTH, Article TWELFTH, Article THIRTEENTH, and this sentence of this Amended and Restated Certificate of Incorporation, or in each case, the definition of any capitalized terms used therein or any successor provision (including, without limitation, any such article or section as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other provision of this Amended and Restated Certificate of Incorporation).
TWELFTH:   In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized and empowered to adopt, amend and repeal the Bylaws by the affirmative vote of a majority of the Whole Board without any action on the part of the stockholders. Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of any class or series of the outstanding shares of the capital stock of the Corporation required by law, by this Amended and Restated Certificate of Incorporation or by any Preferred Stock Designation, the stockholders may also amend, alter or repeal the Bylaws or adopt new bylaws by the affirmative vote of the holders of at least 66 and 2∕3% in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote thereon.
THIRTEENTH:
A.   Forum Selection.
(a)   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if the Court of Chancery does not have jurisdiction, the state or federal courts in the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the Bylaws, (4) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine, or (5) any action as to which the DGCL confers jurisdiction on the Court of Chancery, except for any action asserted to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal jurisdiction.
(b)   Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.
B.   Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article THIRTEENTH.
C.   Personal Jurisdiction.   If any action the subject matter of which is within the scope of Section A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign

Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the applicable state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section A immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
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IN WITNESS WHEREOF, Beacon Topco, Inc. has caused this Amended and Restated Certificate of Incorporation to be duly executed and acknowledged in its name and on its behalf by an authorized officer on this     day of                  ,    .
Beacon Topco, Inc.
By:

Name:
Title:

ANNEX F
CLYWEDOG THERAPEUTICS HOLDINGS, INC.
AMENDED AND RESTATED BYLAWS
(as adopted and effective as of            , 2025)

F-i

F-ii

ARTICLE I
STOCKHOLDERS
1.1   Place of Meetings.   All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Clywedog Therapeutics Holdings, Inc. (the “Corporation”), the Chair of the Board, the Chief Executive Officer of the Corporation (the “Chief Executive Officer”) or the President of the Corporation (the “President”) or, if not so designated, at the principal executive office of the Corporation. The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
1.2   Annual Meeting.   The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chair of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place, if any, where the meeting is to be held). The Board acting pursuant to a resolution adopted by the majority of the Whole Board (as defined below) may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. For purposes of these Amended and Restated Bylaws (these “Bylaws”), the term “Whole Board” will mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.
1.3   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer, and may not be called by any other person or persons. The Board acting pursuant to a resolution adopted by the majority of the Whole Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
1.4   Notice of Meetings.   Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.
1.5   Voting List.   The Secretary of the Corporation (the “Secretary”) shall prepare and make, no later than the tenth (10th) day before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. In the event that the Corporation determines to make the list available on an electronic network, the

F-1

Corporation is authorized to take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as otherwise provided by law, the list shall be the only evidence as to the identity of the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at the meeting and the number of shares held by each such stockholder.
1.6   Quorum.   Except as otherwise provided by law, the Corporation’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting, or (ii) the holders of shares entitled to vote and present or represented at the meeting by a majority of votes cast shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting or given in any other manner permitted by Section 222 of the DGCL, until a quorum is present or represented. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.
1.7   Adjournments.   Any meeting of stockholders, annual or special, that has been convened may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chair of the meeting or by the holders of the shares of stock representing a majority of the votes entitled to be cast at the meeting. When a meeting is adjourned to another time or place, including an adjournment taken to address a technical failure to convene a meeting using remote communication, notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given pursuant to Section 1.4 and applicable law. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
1.8   Voting and Proxies.   Each stockholder shall have such number of votes, if any, for each share of capital stock entitled to vote and held of record by such stockholder as may be fixed in the Certificate of Incorporation and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted in a manner permitted by applicable law. No such proxy shall be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. No stockholder shall have cumulative voting rights.
1.9   Action at Meeting.   When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders

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of shares of capital stock having a majority in voting power of the votes cast by the holders of all of the shares of capital stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of capital stock entitled to vote as separate classes or series, then in the case of each such class or series, the holders of a majority in voting power of the shares of capital stock of the class, classes or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by applicable law, regulations applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws. For the avoidance of doubt, neither abstentions nor broker non-votes will be counted as votes cast for or against such matter. Other than directors who may be elected by the holders of shares of any series of Preferred Stock (as defined below), voting as a separate series or together with one or more series, each director shall be elected by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote generally on the election of directors. Voting at meetings of stockholders need not be by written ballot.
1.10   Nomination of Directors.
(a)   Except for (1) any directors entitled to be elected by the holders of Preferred Stock, voting as a separate series or together with one or more series, (2) any directors appointed in accordance with Section 2.9 hereof by the Board to fill a vacancy or newly-created directorship or (3) as otherwise required by applicable law or stock exchange regulation, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election or re-election as directors. Nomination for election to the Board at a meeting of stockholders may be made (i) by or at the direction of the Board (or any committee thereof) or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(b), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting. The number of nominees a stockholder may nominate for election at a meeting of stockholders shall not exceed the number of directors to be elected at such meeting.
(b)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for the purposes of the annual meeting of stockholders of the Corporation to be held in 2025, be deemed to have occurred on June 15, 2024); provided, however, that in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that the majority of the Whole Board, the Chair of the Board or the Chief Executive Officer has determined, in accordance with Section 1.3, that directors shall be elected at such special meeting and provided further that the nomination made by the stockholder is for one of the director positions that the Board, the Chair of the Board or the Chief Executive Officer, as the case may be, has determined will be filled at such special meeting, not earlier than the one hundred and fiftieth (150th) day prior to such special meeting and not later than the close of business on the later of (x) the one hundred and twentieth (120th) day prior to such special meeting and (y) the tenth (10th) day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class and series and number of shares of capital stock of the

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Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and such nominee’s respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act of 1933, as amended, if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such proposed nominee, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such proposed nominee with respect to shares of capital stock of the Corporation, and (6) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the information required to be provided pursuant to Rule 14a-19 under the Exchange Act, if applicable; (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner, and any Stockholder Associated Person (as defined below), (2) the class and series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of capital stock of the Corporation, (5) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice, (7) a representation whether such stockholder, such beneficial owner and/or such Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder, such beneficial owner or such Stockholder Associated Person to be sufficient to elect the nominee, (y) otherwise to solicit proxies or votes from stockholders in support of such nomination, and/or (z) to solicit proxies in support of any proposed nominee in accordance with Rule 14a-19 promulgated under the Exchange Act, in which case such notice shall also include the information required by Rule 14a-19(b) under the Exchange Act, (8) a description of any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such stockholder or beneficial owner has or shares a right, directly or indirectly, to vote any shares of any class or series of capital stock of the Corporation, (9) a description of any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such stockholder or beneficial owner that are

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separated or separable from the underlying shares of the Corporation, and (10) a description of any performance-related fees (other than an asset based fee) that such stockholder or beneficial owner, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any interests described in clause (B)(4) above; and (C) the names and addresses of other stockholders and beneficial owners known by any stockholder giving the notice (and/or beneficial owner, if any, on whose behalf the nomination or proposal is made) to support such nomination or proposal, and to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially and/or of record by such other stockholder(s) and beneficial owner(s). Such information provided and statements made as required by clauses (A), (B) and (C) above or otherwise by this Section 1.10 are hereinafter referred to as a “Nominee Solicitation Statement.” Not later than 10 days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and the written consent of the proposed nominee to be named in the Corporation’s proxy statement as a nominee and to serve as a director if elected and a written statement executed by the proposed nominee acknowledging that as a director of the Corporation, the nominee will owe a fiduciary duty under Delaware law with respect to the Corporation and its stockholders. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines. A stockholder shall not have complied with this Section 1.10(b) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10. For purposes of these Bylaws, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of capital stock of the Corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).
Such notice must also be accompanied by a representation as to whether or not such stockholder, beneficial owner and/or any Stockholder Associated Person intends to solicit proxies in support of any director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 under the Exchange Act, and, where such stockholder, beneficial owner and/or Stockholder Associated Person intends to so solicit proxies, the notice and information required by Rule 14a-19(b) under the Exchange Act. Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by law, if any stockholder, beneficial owner and/or Stockholder Associated Person (i) provides notice pursuant to Rule 14a-19(b) under the Exchange Act and (ii) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder, beneficial owner and/or Stockholder Associated Person has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each of the director nominees proposed by such stockholder, beneficial owner and/or Stockholder Associated Person shall be disregarded, notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). Upon request by the Corporation, if any stockholder, beneficial owner and/or Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such stockholder, beneficial owner and/or Stockholder Associated Person shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) under the Exchange Act.

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(c)   Without exception, no person shall be eligible for election or re-election as a director of the Corporation at a meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 1.10. In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or if the Nominee Solicitation Statement applicable to such nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chair of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including the previous sentence of this Section 1.10(c)), and if the chair should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chair shall so declare to the meeting and such nomination shall not be brought before the meeting.
(d)   Except as otherwise required by law (including Rule 14a-19 under the Exchange Act), nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.
(e)   Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Section 1.10, to be considered a “qualified representative of the stockholder”, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.
(f)   For purposes of this Section 1.10, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(g)   Notwithstanding the foregoing provisions of this Section 1.10, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.10; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations to be considered pursuant to this Section 1.10 (including paragraph (a)(ii) hereof), and compliance with paragraph (a)(ii) of this Section 1.10 shall be the exclusive means for a stockholder to make nominations. Nothing in this Section 1.10 shall be deemed to affect any rights of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
1.11   Notice of Business at Annual Meetings.
(a)   At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (2) otherwise properly brought before the meeting by or at the direction of the Board (or any committee thereof), or (3) properly brought before the annual meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, (i) if such business relates to the nomination of a person for election as a director of the Corporation, the procedures in Section 1.10 must be complied with and (ii) if such business relates to any other matter, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (x) have given timely notice thereof in writing to the Secretary in accordance with the procedures in Section 1.11(b), (y) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting and (z) be entitled to vote at such annual meeting.

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(b)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for the purposes of the annual meeting of stockholders of the Corporation to be held in 2025, be deemed to have occurred on June 15, 2024); provided, however, that in the event that the date of the annual meeting in any other year is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In no event shall the adjournment or postponement of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting, (2) the text of the proposal (including the exact text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Bylaws, the exact text of the proposed amendment), and (3) the reasons for conducting such business at the annual meeting, and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is being made (1) the name and address of such stockholder, as they appear on the Corporation’s books, of such beneficial owner and of any Stockholder Associated Person, (2) the class and series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder, such beneficial owner and any Stockholder Associated Person, (3) a description of any material interest of such stockholder, such beneficial owner or any Stockholder Associated Person and the respective affiliates and associates of, or others acting in concert with, such stockholder, such beneficial owner or any Stockholder Associated Person in such business, (4) a description of any agreement, arrangement or understanding between or among such stockholder, such beneficial owner and/or any Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business or who may participate in the solicitation of proxies in favor of such proposal, (5) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder, such beneficial owner or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder, such beneficial owner or any Stockholder Associated Person with respect to shares of capital stock of the Corporation, (6) any other information relating to such stockholder, such beneficial owner and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the business proposed pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (7) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting and (8) a representation whether such stockholder, such beneficial owner and/or any Stockholder Associated Person intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal. Such information provided and statements made as required by clauses (A) and (B) above or otherwise by this Section 1.11 are hereinafter referred to as a “Business Solicitation Statement.” Not later than 10 days after the record date for determining stockholders entitled to notice of the meeting, the information required by Items (A)(3) and (B)(1)-(6) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting of stockholders except in accordance with the procedures in this Section 1.11; provided that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor

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provision) promulgated under the Exchange Act and is to be included in the Corporation’s proxy statement for an annual meeting of stockholders shall be deemed to comply with the notice requirements of this Section 1.11. A stockholder shall not have complied with this Section 1.11(b) if the stockholder (or beneficial owner, if any, on whose behalf the proposal is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s proposal in contravention of the representations with respect thereto required by this Section 1.11.
(c)   Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 1.11. In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chair of any annual meeting shall have the power and duty to determine whether business was properly brought before the annual meeting in accordance with the provisions of this Section 1.11 (including the previous sentence of this Section 1.11(c)), and if the chair should determine that business was not properly brought before the annual meeting in accordance with the provisions of this Section 1.11, the chair shall so declare to the meeting and such business shall not be brought before the annual meeting.
(d)   Except as otherwise required by law, nothing in this Section 1.11 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any proposal submitted by a stockholder.
(e)   Notwithstanding the foregoing provisions of this Section 1.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting to present business, such business shall not be considered, notwithstanding that proxies in respect of such business may have been received by the Corporation.
(f)   For purposes of this Section 1.11, the terms “qualified representative of the stockholder” and “public disclosure” shall have the same meaning as in Section 1.10.
(g)   Notwithstanding the foregoing provisions of this Section 1.11, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 1.11; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to proposals as to any business to be considered pursuant to this Section 1.11 (including paragraph (a)(3) hereof), and compliance with paragraph (a)(3) of this Section 1.11 shall be the exclusive means for a stockholder to submit business (other than, as provided in the penultimate sentence of (b), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 1.11 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act.
1.12   Conduct of Meetings.
(a)   Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in the Chair’s absence by the Vice Chair of the Board, if any, or in the Vice Chair’s absence by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence by a Vice President of the Corporation (each, a “Vice President”), or in the absence of all of the foregoing persons by a chair designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chair of the meeting may appoint any person to act as secretary of the meeting.
(b)   The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by

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means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with these Bylaws or such rules, regulations and procedures as adopted by the Board, the chair of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(c)   The chair of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.
(d)   In advance of any meeting of stockholders, the Board, the Chair of the Board, the Chief Executive Officer or the President shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.
ARTICLE II
DIRECTORS
2.1   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by applicable law or the Certificate of Incorporation.
2.2   Number, Election and Qualification.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time by resolution of the majority of the Whole Board. Election of directors need not be by written ballot. Directors need not be stockholders of the Corporation.
2.3   Chair of the Board; Vice Chair of the Board.   The Board may appoint from its members a Chair of the Board and a Vice Chair of the Board, neither of whom need be an employee or officer of the Corporation. If the Board appoints a Chair of the Board, such Chair shall perform such duties and possess such powers as are assigned by the Board and, if the Chair of the Board is also designated as the Corporation’s Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board appoints a Vice Chair of the Board, such Vice Chair shall perform such duties and possess such powers as are assigned by the Board. Unless otherwise provided by the Board, the Chair of the Board or, in the Chair’s absence, the Vice Chair of the board, if any, shall preside at all meetings of the Board.
2.4   Classes of Directors.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, the Board shall be divided into three classes, designated Class I, Class II and Class III, as provided in the Certificate of Incorporation.

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2.5   Terms of Office.   Subject to the special rights of holders of any outstanding series of Preferred Stock to elect directors, and except as set forth in the Certificate of Incorporation, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, disqualification, resignation or removal.
2.6   Quorum.   The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors constituting the Whole Board shall constitute a quorum of the Board; provided that if the number of directors serving is less than one-third of the Whole Board, then a majority of the directors at any time in office shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.
2.7   Action at Meeting.   Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law or by the Certificate of Incorporation or these Bylaws.
2.8   Removal.   Subject to the special rights of holders of any outstanding series of Preferred Stock and applicable law, directors of the Corporation may be removed only as expressly provided in the Certificate of Incorporation.
2.9   Vacancies.   Subject to the special rights of holders of any outstanding series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of such director’s predecessor.
2.10   Resignation.   Any director may resign only by delivering a resignation in writing or by electronic transmission to the Chair of the Board or the Chief Executive Officer. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.
2.11   Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.
2.12   Special Meetings.   Special meetings of the Board may be held at any time and place designated in a call by the Chair of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.
2.13   Notice of Special Meetings.   Notice of the date, place and time of any special meeting of the Board shall be given to each director by the Chair of the Board, the Chief Executive Officer, the President, the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting or (b) by sending notice by electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.
2.14   Meetings by Conference Communications Equipment.   Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

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2.15   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission, and any consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained.
2.16   Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as the Board may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
2.17   Compensation of Directors.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors, including for service on a committee of the Board. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on a committee of the Board.
ARTICLE III
OFFICERS
3.1   Titles.   The “Executive Officers” of the Corporation shall be such persons as are designated as such by the Board and shall include, but not be limited to, a Chief Executive Officer, a President and a Chief Financial Officer. Additional Executive Officers may be appointed by the Board from time to time. In addition to the Executive Officers of the Corporation described above, there may also be such “Non-Executive Officers” of the Corporation as may be designated and appointed from time to time by the Board or the Chief Executive Officer of the Corporation in accordance with the provisions of Section 3.2 of these Bylaws. In addition, the Secretary and Assistant Secretaries of the Corporation may be appointed by the Board from time to time.
3.2   Appointment.   The Executive Officers of the Corporation shall be chosen by the Board. Non-Executive Officers of the Corporation shall be chosen by the Board or the Chief Executive Officer of the Corporation.
3.3   Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
3.4   Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a

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different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.
3.5   Removal; Resignation.   Subject to the rights, if any, of an Executive Officer under any contract of employment, any Executive Officer may be removed, either with or without cause, at any time by the Board at any regular or special meeting of the Board. Any Non-Executive Officer may be removed, either with or without cause, at any time by the Board, the Chief Executive Officer or by the Executive Officer to whom such Non-Executive Officer reports. Any officer may resign only by delivering a resignation in writing or by electronic transmission to the Chief Executive Officer. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event.
3.6   Vacancies.   The Board may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled, for such period as it may determine, any offices.
3.7   President; Chief Executive Officer.   Unless the Board has designated another person as the Chief Executive Officer, the President shall be the Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. The President shall perform such other duties and shall have such other powers as the Board or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe.
3.8   Chief Financial Officer.   The Chief Financial Officer of the Corporation (the “Chief Financial Officer”) shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Chief Financial Officer shall perform such duties and have such powers as are incident to the office, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.
3.9   Vice Presidents.   Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board or the Chief Executive Officer may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title.
3.10   Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incidental to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the Chair of the meeting shall designate a temporary secretary to keep a record of the meeting.
3.11   Salaries.   Executive Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board or a committee thereof.
3.12   Delegation of Authority.   The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
3.13   Execution of Contracts.   Each Executive Officer and Non-Executive Officer of the Corporation may execute, affix the corporate seal and/or deliver, in the name and on behalf of the Corporation, deeds, mortgages, notes, bonds, contracts, agreements, powers of attorney, guarantees, settlements, releases, evidences of indebtedness, conveyances or any other document or instrument which (i) is authorized by the Board or

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(ii) is executed in accordance with policies adopted by the Board from time to time, except in each case where the execution, affixation of the corporate seal and/or delivery thereof shall be expressly and exclusively delegated by the Board to some other officer or agent of the Corporation.
ARTICLE IV
CAPITAL STOCK
4.1   Capital Stock Certificates; Uncertificated Shares.   The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of Delaware law. Every holder of capital stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL. Each of the Chair or Vice Chair of the Board or the Chief Executive Officer, the President or any Vice President, the Chief Financial Officer, the Secretary or any Assistant Secretary shall be authorized to execute such certificates.
4.2   Transfers.   Shares of capital stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of capital stock of the Corporation. Subject to applicable law, shares of capital stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of capital stock as shown on its books as the owner of such capital stock for all purposes, including the payment of dividends and the right to vote with respect to such capital stock, regardless of any transfer, pledge or other disposition of such capital stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
4.3   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board may require for the protection of the Corporation or any transfer agent or registrar.
4.4   Record Date.   In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of capital stock or for the purpose of any other lawful action, the Board may fix a record date, which shall not be more than sixty (60) days prior to such action. If no such record date

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is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.
4.5   Regulations.   The issue and registration of shares of capital stock of the Corporation shall be governed by such other regulations as the Board may establish.
4.6   Dividends.   Dividends on the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock.
ARTICLE V
GENERAL PROVISIONS
5.1   Fiscal Year.   Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.
5.2   Corporate Seal.   The corporate seal shall be in such form as shall be approved by the Board.
5.3   Waiver of Notice.   Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
5.4   Voting of Securities.   Except as the Board may otherwise designate, the Chief Executive Officer, the President or the Chief Financial Officer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this Corporation (with or without power of substitution) with respect to, the securities of any other entity which may be held by this Corporation.
5.5   Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.
5.6   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated, including any certificate of designation with respect to any series of outstanding preferred stock, par value $0.0001 per share (“Preferred Stock”), of the Corporation, and in effect from time to time.
5.7   Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
5.8   Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
5.9   Electronic Transmission.   For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
ARTICLE VI
AMENDMENTS
These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Whole Board or by the stockholders as expressly provided in the Certificate of Incorporation.

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ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT
7.1   Power to Indemnify in Actions, Suits or Proceedings other than those by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (and the heirs, executor or administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea or nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
7.2   Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person (and the heirs, executor or administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or Executive Officer of the Corporation, or, while a director or Executive Officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
7.3   Authorization of Indemnification.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or Executive Officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or Executive Officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and Executive Officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or Executive Officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
The Board in its sole discretion shall have power on behalf of the Corporation to indemnify any person, other than a director or Executive Officer, made a party to any Proceeding by reason of the fact

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that such person, or such person’s testator or intestate, is or was an officer, employee or agent of the Corporation (or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise).
7.4   Good Faith Defined.   For purposes of any determination under Section 7.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 7.1 or 7.2, as the case may be.
7.5   Right of Claimant to Bring Suit.   Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if a claim under Sections 7.1 or 7.2 of the Article VII is not paid in full by the Corporation within (i) ninety (90) days after a written claim for indemnification has been received by the Corporation, or (ii) thirty (30) days after a written claim for an advancement of expenses has been received by the Corporation, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.
7.6   Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by a current or former director or Executive Officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid, to the fullest extent permitted by Delaware law as the same exists or may hereafter be amended, by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or Executive Officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII.
7.7   Nonexclusivity of Indemnification and Advancement of Expenses.   The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Section 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

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7.8   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, Executive Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, Executive Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
7.9   Certain Definitions.   For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.
7.10   Survival of Indemnification and Advancement of Expenses.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or Executive Officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
7.11   Limitation on Indemnification.   Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any director, officer, employee or agent in connection with an action, suit or proceeding (or part thereof):
(a)   for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;
(b)   initiated by such person, including any action, suit or proceeding (or part thereof) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board authorized the action, suit or proceeding (or relevant part thereof) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (iii) otherwise required to be made under Section 7.5 or (iv) otherwise required by applicable law; or
(c)   if prohibited by applicable law.
7.12   Contract Rights.   The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or Executive Officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

F-17

ANNEX G
September 29, 2025
The Board of Directors
Barinthus Biotherapeutics PLC
Unit 6-10, Zeus Building Rutherford Avenue
Harwell, Didcot, OX11 0DF
United Kingdom
Dear Board of Directors:
You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors (the “Board”) of Barinthus Biotherapeutics plc (“Barinthus”), as to the fairness, from a financial point of view, to Barinthus, of the Merger Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into by and among Barinthus, Clywedog Therapeutics, Inc. (“Clywedog”), Beacon Topco, Inc. (“Topco”) and Cdog Merger Sub, Inc., a wholly-owned subsidiary of Topco (“Merger Sub”). Topco is currently a wholly-owned subsidiary of Barinthus, but Barinthus will be a wholly-owned subsidiary of Topco following consummation of the Scheme Transaction. The Agreement provides, among other things, that (a) Topco will acquire the entire share capital of Barinthus pursuant to a scheme of arrangement (the “Scheme Transaction”), (b) following the Scheme Transaction and prior to the Merger (as defined below), Topco may in its discretion elect to commence a self-tender offer (the “Tender Offer”) to purchase up to $27 million in Topco Shares (as defined below) and (c) Clywedog will merge with and into Merger Sub, with Clywedog continuing as the surviving corporation and a direct wholly-owned subsidiary of Topco (the “Merger”, and together with the Scheme Transaction, the “Transaction”). At the effective time of the Merger, each holder of capital stock of Clywedog (other than Clywedog, Topco, Merger Sub, or holders who properly demand appraisal rights) will have the right to receive, for each issued and outstanding share of Clywedog capital stock (collectively, the “Clywedog Shares”), 4.358932 (the “Merger Exchange Ratio”) validly issued, fully paid and non-assessable shares of Topco common stock (“Topco Shares”) plus the right, if any, to receive cash in lieu of fractional Topco Shares into which such Clywedog Shares would have been converted.
For purposes of this Opinion and our financial analyses underlying this Opinion, we have relied upon and assumed, at the direction of management of Barinthus (“Management”) and with the Board’s consent, without independent verification, that (i) the Tender Offer will be for an aggregate purchase price of $27 million and will be consummated prior to the Merger, (ii) if the Transaction is not consummated, Barinthus will file for bankruptcy, in which case, the holders of Barinthus ordinary shares (the “Barinthus Shareholders”), represented by American Depositary Shares, in the capital of Barinthus (the “Barinthus Shares”), will only be entitled to their respective pro rata share of cash on the balance sheet of Barinthus after the payment of any related fees and expenses, (iii) Barinthus currently has approximately 42.2 million Barinthus Shares issued and outstanding on a fully-diluted basis and Clywedog currently has approximately 8.8 million Clywedog Shares issued and outstanding on a fully-diluted basis, (iv) upon consummation of the Transaction, the current Barinthus Shareholders will own 34.33% of the combined company and the current holders of Clywedog Shares will own 65.67% of the combined company, (v) Barinthus has an implied equity value of $52.3 million and Clywedog has an implied equity value of $100 million, and (vi) any adjustments to the Merger Exchange Ratio pursuant to the Agreement will not be material to our analyses or this Opinion.
In arriving at our Opinion, we:
a)   reviewed a draft dated September 28, 2025 of the Agreement;
b)   reviewed (1) the audited financial statements of Barinthus and Clywedog for the fiscal years ended December 31, 2023 and 2024, (2) unaudited financial statements of each of Barinthus and Clywedog for the 6-month period ended June 30, 2025, and (3) estimated cash balances of each of Barinthus and Clywedog at September 30, 2025, respectively;
c)   reviewed financial forecasts and estimates relating to (1) Barinthus, prepared by Management and approved for our use by the Board (the “Barinthus Projections”) and (2) Clywedog, prepared by the senior management of Clywedog as adjusted by Management and approved for our use by the Board (the “Clywedog Projections”);
d)   held discussions with the senior management and advisors of each of Clywedog and Barinthus with respect to the business and prospects of Clywedog and Barinthus, respectively, including the liquidity needs of, and capital resources available to, Clywedog and Barinthus;
e)   reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating each of Clywedog and Barinthus, respectively;
f)   reviewed other public information concerning each of Clywedog and Barinthus;
g)   reviewed a certificate addressed to us from senior management of Barinthus which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of Barinthus, subject to the limitations set forth therein; and
h)   performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.
In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Barinthus and its employees, representatives and affiliates or publicly available to or otherwise reviewed by us. With respect to the Clywedog Projections, we have assumed, at the direction of Management and with the Board’s consent, without independent verification or investigation, that the Clywedog Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of Clywedog, as adjusted by Management, as to the future financial condition and operating results of Clywedog. With respect to the Barinthus Projections, we have assumed, at the direction of Management and with the Board’s consent, without independent verification or investigation, that the Barinthus Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of Management, as to the future financial condition and operating results of Barinthus. At the direction of representatives of Barinthus, we also assumed that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with the consent of Barinthus, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would result in the disposition of any assets of Barinthus or Clywedog or otherwise have an adverse effect on Barinthus, Clywedog or the Transaction. We have also assumed, with the consent of the Board, that the Transaction will qualify as a tax-free Transaction for all Barinthus Shareholders (whether in the United Kingdom or elsewhere). We have also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of Clywedog since the date of the last financial statements of each of Barinthus and Clywedog, respectively, that were made available to us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Clywedog or Barinthus.
We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Barinthus or Clywedog or the price at which Barinthus Shares or the Topco Shares will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Merger Exchange Ratio to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, or the fairness of the amount or nature of the compensation resulting from the Transaction to any individual officers, directors or employees of Barinthus, or class of such persons, relative to the Merger Exchange Ratio or otherwise. In addition, we express no view as to, and our Opinion does not address, the underlying business decision of Barinthus or the Board to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Barinthus or the effect of any other transaction in which Barinthus might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion.
We are not legal, tax, regulatory or accounting advisors and have relied on the assessments made by Barinthus and its advisors with respect to such issues. This Opinion does not address any legal, tax, regulatory or accounting matters. In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of Clywedog or Barinthus under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.
The issuance of this Opinion was approved by an authorized committee of Oppenheimer. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.
We have acted as financial advisor to Barinthus in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. Barinthus has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement. In the ordinary course of business, we and our affiliates may actively trade securities of Barinthus for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
Oppenheimer consents to the inclusion of this Opinion in its entirety and reference to this Opinion in any proxy statement required to be distributed to Barinthus Shareholders in connection with the Transaction so long as such inclusion and reference is in form and substance acceptable to Oppenheimer and its counsel.
Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Merger Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to Barinthus. This Opinion is for the use of the Board (in its capacity as such) in its evaluation of the Transaction and does not constitute a recommendation to the Board or any equity holder as to how such equity holder should vote or act with respect to any matters relating to the Transaction, or whether to enter into a support agreement with either Barinthus or Clywedog.
Very truly yours,
/s/ Oppenheimer & Co. Inc.
OPPENHEIMER & CO. INC.

ANNEX H
PRELIMINARY COPY — SUBJECT TO COMPLETION
Explanatory Notes:1. Full details of the resolution to be proposed at the Court Meeting are set out, together with explanatory notes, in the notice of CourtMeeting starting on page [ • ] of the Proxy Statement. Before completing this Form of Proxy, please also read the section entitled “Actionto be Taken” set out on pages [ • ] to [ • ] of the Proxy Statement. Terms defined in the Proxy Statement shall apply equally in this Formof Proxy unless the context otherwise requires. Unless stated otherwise, references in this Form of Proxy to time are to London time,England, and references to non-working days are to non-working days in the United Kingdom.2. Every Scheme Shareholder entitled to attend, speak and vote at the Court Meeting may vote in person at such meeting or appoint anotherperson or persons of their choice, who need not be a shareholder of the Company, as their proxy or proxies to exercise all or any of theirrights, to attend, speak and vote on their behalf at the Court Meeting. If you wish to appoint a person other than the Chair, please insertthe name of your chosen proxy in the space provided (see reverse). If returned without an indication as to how the proxy shall vote on thematter, this form shall be invalid. Your proxy will vote as you indicate. For any other business arising at the Court Meeting (including anyproper procedural resolution not listed in the notice of the Court Meeting) your proxy will vote as they think fit. As an alternative to appointinga proxy, any Scheme Shareholder which is a corporation may vote by one or more corporate representatives appointed in accordancewith the Companies Act 2006.3. To be valid this Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a duly certifiedcopy thereof) must be returned to the Company’s registrar, Computershare (“Registrar” or “Computershare”), at ComputershareInvestor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, either (i) by post, (ii) courier or (iii) (during normal businesshours only) by hand, to be received not later than [ • ] on [ • ] 2026 or, in the case of an adjournment of the Court Meeting, not laterthan 48 hours (excluding any part of such 48 hour period falling on a non-working day) before the time appointed for the adjournedmeeting. However, if not so lodged, this Form of Proxy may be handed to the Chair of the Court Meeting or to the Registrar, on behalfof the Chair of the Court Meeting, before the start of the Court Meeting (or any adjournment thereof).4. Scheme Shareholders are entitled to appoint a proxy in respect of some or all of their Scheme Shares and may also appoint more thanone proxy, provided that each proxy is appointed to exercise the rights attached to a different Scheme Share or Scheme Shares held bythat Scheme Shareholder. To appoint more than one proxy, an additional Form of Proxy may be obtained by contacting the Registrar’shelpline on +44 (0)370 703 0369 or you may photocopy this form. Please indicate in the space provided (see reverse) the number ofshares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instructionis one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope.5. This Form of Proxy (i) in the case of an individual must either be signed by the appointor or their attorney; and (ii) in the case of acorporation must be given under its common seal or be signed on its behalf by an officer or attorney or other person duly authorised.6. In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusionof the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the registerof members of the Company in respect of the joint holding.7. Entitlement to attend and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast thereat willbe determined by reference to the register of members of the Company at 6:30 p.m. on [ • ] 2026 or, if the Court Meeting is adjourned,6:30 p.m. on the date which is two days (excluding non-working days) before the date fixed for the adjourned meeting. Changes to entrieson the Company’s register of members after the relevant time shall be disregarded in determining the rights of any person to attend andvote (in person or by proxy) at the Court Meeting.8. Scheme Shareholders who hold Scheme Shares in uncertificated form through CREST who wish to appoint a proxy or proxies through the CRESTelectronic proxy appointment service may do so by using the procedures described in the CREST Manual (which can be viewed atwww.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a serviceprovider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.9. In order for a proxy appointment or instruction made using CREST to be valid, the appropriate CREST message must be properlyauthenticated in accordance with Euroclear’s specifications, and must contain the information required for such instruction, as describedin the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instructiongiven to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent, Computershare,(Computershare to confirm) by 2:00 p.m. on [ • ] 2026 or, if the Court Meeting is adjourned, at least 48 hours before the start of theadjourned meeting (excluding any part of such 48 hour period falling on a non-working day). For this purpose, the time of receipt will betaken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’sagent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.10. CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not makeavailable special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relationto the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is aCREST Personal Member or sponsored member or has appointed a voting service provider, to procure that his or her CREST sponsor orvoting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CRESTsystem by any particular time. For this purpose, CREST members and, where applicable, their CREST sponsors or voting service provider(s)are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.11. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of theUncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time.12. Completion of this Form of Proxy will not prevent a Scheme Shareholder from attending, speaking and voting in person at the CourtMeeting, or any adjournment thereof, if such Scheme Shareholder subsequently wishes and is entitled to do so.13. The above is how your address appears on the register of members of the Company. If this information is incorrect please contactthe Registrar’s helpline on +44 (0)370 703 0369 to request a change of address form or go to www.investorcentre.co.uk to use theonline Investor Centre service.14. Any alterations made to this form should be initialled by you.15. The Court has appointed Robin Wright or, failing him, any other Director of the Company, to act as Chair of the Court Meeting and hasdirected the Chair to report the result thereof.16. Where two or more Forms of Proxy are delivered for use in respect of the same shares, the one which has been delivered last (regardlessof when it was signed or by what means it was delivered) shall be treated as replacing and revoking the others which have been delivered.If it cannot be determined which Form of Proxy was delivered last, none of the forms shall be treated as valid.17. You may not use any electronic address provided either in the notice of Court Meeting or any related documents (including this blueForm of Proxy) to communicate with the Company for any reason other than those expressly stated.18. If you have any questions relating to the Form of Proxy, please telephone the Registrar on +44 (0)370 703 0369. Please note that theRegistrar cannot provide advice on the merits of the acquisition or the Scheme or give any financial, legal or tax advice.19. This form of proxy should not be used for comments, change of address or queries. Please contact Computershare using the details setout in note 18.Kindly Note: This form is issued only to the addressee(s) and is specific to the uniquedesignated account printed hereon. This personalised form is not transferable betweendifferent: (i) account holders; or (ii) uniquely designated accounts. The Company andComputershare Investor Services PLC accept no liability for any instruction that does notcomply with these conditions.Cast your Proxy vote online...It’s fast, easy and secure!www.investorcentre.co.uk/proxyYou will be asked to enter the Control Number, the Shareholder Reference Number (SRN) and PINshown opposite and agree to certain terms and conditions.View the Proxy Statement online: To be updated accordingly - [ • ]Register at www.investorcentre.co.uk – elect for electronic communications & manage your shareholding online!Control Number: 920971SRN:PIN:Attendance CardPlease bring this card with you to the Court Meeting and present it at Shareholderregistration/accreditation.Additional Holders:Form of Proxy – Court Meeting to be held on [ • ] 2026 at [ • ]By an order dated 17 November 2025 made in the matter of BarinthusBiotherapeutics Plc (the “Company”), the High Court of England andWales has granted permission for a meeting of the Scheme Shareholders(as defined in the proxy statement of the Company dated [ • ] 2026 (the“Proxy Statement”)) to be convened for the purpose of considering and, ifthought fit, approving (with or without modification) a scheme ofarrangement pursuant to Part 26 of the Companies Act 2006 (the“Scheme”) between the Company and the holders of Scheme Shares (asdefined in the Proxy Statement) and that such meeting shall be held at theoffices of Goodwin Procter (UK) LLP, Sancroft, 10-15 Newgate Street,London, EC1A 7AZ, United Kingdom on [ • ] 2026 at [ • ] (the “CourtMeeting”) at which place and time all Scheme Shareholders arerequested to attend. Please read the instructions beginning on page [ • ] ofthe Proxy Statement carefully before completing this form of proxy.All Named HoldersShareholder Reference NumberPlease detach this portion before posting this Form of Proxy.To be effective, all proxy appointments must be lodged with the Company’s Registrar at Computershare Investor Services PLC, The Pavilions, BridgwaterRoad, Bristol, BS99 6ZY by [ • ] 2026 at [ • ]PRELIMINARY COPY - SUBJECT TO COMPLETION

Form of ProxyPlease read the notice of the Court Meeting in the Proxy Statement and the explanatory notes overleaf before completing this form.Please use black penName of Proxy Number of shares (see Explanatory Note 4)Please complete this box only if you wish to appoint a proxy other than the Chair. Please leave this box empty if you wish to appoint a proxy in respect of all of yourPlease leave this box blank if you want to select the Chair. entitlement.Do not insert your own name(s).I/We hereby appoint the person indicated in the box above or, if not completed, the Chair of the Meeting as my/our proxy to attend, speak and vote in respect ofthe number of shares indicated in the box above or, if not completed, my/our full voting entitlement* on my/our behalf at the Court Meeting of BarinthusBiotherapeutics plc to be held at the offices of Goodwin Procter (UK) LLP, Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom on [ • ] 2026 at[ • ] at 2:00 p.m. and at any adjournment thereof, and to vote for me/us and in my/our name for the Scheme or against the Scheme (with or without any changes,as my/our proxy may approve) as indicated below.* For the appointment of more than one proxy, please refer to Explanatory Note 4 (see front).Please mark here to indicate that this proxy appointment is one of multiple appointments being made.Please sign ONE of the boxes below in black pen.IMPORTANT: if you wish to vote FOR the Scheme, sign your name in the box marked “FOR the Scheme”, or if you wish to vote AGAINST the Scheme, sign yourname in the box marked “AGAINST the Scheme”. If you sign in both boxes, or if you do not sign in either, then this Form of Proxy will be invalid.FOR the Scheme AGAINST the SchemeSignature SignatureDateIf signing under a power of attorney or other authority, please return such power or authority (or a duly cer tified copy thereof) to the Registrar with this Formof Proxy.I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any businessother than the resolution to approve the Scheme which may come before the Court Meeting.If signing on behalf of a company, please enter the company name below in block capitals and state your official capacityCompany Name Official CapacityIn the case of a corporation, this Form of Proxy must be given under itscommon seal or be signed on its behalf by an attorney or officer dulyauthorised, stating their capacity (e.g. director, secretary).++

All Named HoldersExplanatory Notes:1. Full details of the resolution to be proposed at the General Meeting of Barinthus Biotherapeutics plc (the “Company”), togetherwith explanatory notes, are set out in the notice of General Meeting starting on page [ • ] of the proxy statement of the Companydated [ • ] 2026 (the “Proxy Statement”). Before completing this Form of Proxy, please also read the section entitled “Action tobe Taken” set out on pages [ • ] to [ • ]9 of the Proxy Statement. Terms defined in the Proxy Statement shall apply equally in thisForm of Proxy unless the context otherwise requires. Unless stated otherwise, references in this Form of Proxy to time are toLondon time, England, and references to non-working days are to non-working days in the United Kingdom.2. Every shareholder entitled to attend, speak and vote at the General Meeting may vote in person at such meeting or appointanother person or persons of their choice, who need not be a shareholder of the Company, as their proxy or proxies to exerciseall or any of their rights, to attend, speak and vote on their behalf at the General Meeting. If you wish to appoint a person otherthan the Chair, please insert the name of your chosen proxy in the space provided (see reverse). If returned without an indicationas to how the proxy shall vote on any particular matter, the proxy will exercise his or her discretion as to whether, and if so how,they vote. As an alternative to appointing a proxy, any shareholder which is a corporation may vote by one or more corporaterepresentatives appointed in accordance with the Companies Act 2006.3. To be valid this Form of Proxy (together with any power of attorney or other authority, if any, under which it is signed, or a dulycertified copy thereof) must be returned to the Company’s registrar, Computershare (“Registrar” or “Computershare”), atComputershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, either (i) by post, (ii) courier or(iii) (during normal business hours only) by hand, to be received not later than [ • ] on [ • ] 2026 or, in the case of an adjournmentof the General Meeting, not later than 48 hours (excluding any part of such 48 hour period falling on a non-working day) beforethe time appointed for the adjourned meeting.4. Shareholders are entitled to appoint a proxy in respect of some or all of their shares and may also appoint more than oneproxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by thatshareholder. To appoint more than one proxy, an additional Form of Proxy may be obtained by contacting the Registrar’shelpline on +44 (0)370 703 0369 or you may photocopy this form. Please indicate in the space provided (see reverse) thenumber of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box providedif the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned togetherin the same envelope.5. This Form of Proxy (i) in the case of an individual must either be signed by the appointor or their attorney; and (ii) in the case of acorporation must be given under its common seal or be signed on its behalf by an officer or attorney or other person duly authorised.6. In the case of joint holders, the vote of the senior holder who votes, whether in person or by proxy, shall be accepted to theexclusion of the vote(s) of the other joint holder(s), and for this purpose seniority shall be determined by the order in which thenames stand in the register of members of the Company in respect of the joint holding.7. Entitlement to attend and vote at the General Meeting or any adjournment thereof and the number of votes which may be castthereat will be determined by reference to the register of members of the Company at 6:30 p.m. on [ • ] 2026 or, if the GeneralMeeting is adjourned, 6:30 p.m. on the date which is two days (excluding non-working days) before the date fixed for the adjournedmeeting. Changes to entries on the Company’s register of members after the relevant time shall be disregarded in determiningthe rights of any person to attend and vote (in person or by proxy) at the General Meeting.8. Shareholders who hold their shares in uncertificated form through CREST who wish to appoint a proxy or proxies through theCREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (which canbe viewed at www.euroclear.com). CREST Personal Members or other CREST sponsored members, and those CRESTmembers who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), whowill be able to take the appropriate action on their behalf.9. In order for a proxy appointment or instruction made using CREST to be valid, the appropriate CREST message must beproperly authenticated in accordance with Euroclear’s specifications, and must contain the information required for suchinstruction, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxyor is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as tobe received by the issuer’s agent, Computershare, (ID number 3RA50) by [ • ] on [ • ] 2026 or, if the General Meeting is adjourned,at least 48 hours before the start of the adjourned meeting (excluding any part of such 48 hour period falling on a non-workingday). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the messageby the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in themanner prescribed by CREST.10. CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear doesnot make available special procedures in CREST for any particular messages. Normal system timings and limitations willtherefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concernedto take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting serviceprovider, to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary toensure that a message is transmitted by means of the CREST system by any particular time. For this purpose, CREST membersand, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of theCREST Manual concerning practical limitations of the CREST system and timings.11. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) ofthe Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time.12. The ‘Vote Withheld’ option is provided overleaf (and may be available on the CREST system) to enable you to abstain fromvoting. However, it should be noted that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of theproportion of the votes ‘For’ and ‘Against’ a resolution.13. Completion of this Form of Proxy will not prevent a shareholder from attending, speaking and voting in person at the GeneralMeeting, or any adjournment thereof, if such shareholder subsequently wishes and is entitled to do so.14. The above is how your address appears on the register of members of the Company. If this information is incorrect pleasecontact the Registrar’s helpline on +44 (0)370 703 0369 to request a change of address form or go to www.investorcentre.co.ukto use the online Investor Centre service.15. Any alterations made to this form should be initialled by you.16. Where two or more Forms of Proxy are delivered for use in respect of the same shares, the one which has been delivered last(regardless of when it was signed or by what means it was delivered) shall be treated as replacing and revoking the otherswhich have been delivered. If it cannot be determined which Form of Proxy was delivered last, none of the forms shall betreated as valid.17. You may not use any electronic address provided either in the notice of General Meeting or any related documents (includingthis white Form of Proxy) to communicate with the Company for any reason other than those expressly stated.18. If you have any questions relating to the Form of Proxy, please telephone the Registrar on +44 (0)370 703 0369. Please notethat the Registrar cannot provide advice on the merits of the acquisition or the Scheme or give any financial, legal or tax advice.19. This form of proxy should not be used for comments, change of address or queries. Please contact Computershare using thedetails set out in note 18.Cast your Proxy vote online...It’s fast, easy and secure!www.investorcentre.co.uk/proxyYou will be asked to enter the Control Number, Shareholder Reference Number (SRN)and PIN shown opposite and agree to certain terms and conditions.View the Proxy Statement online: To be updated accordingly [ • ]Register at www.investorcentre.co.uk – elect for electronic communications & manage your shareholding online!Control Number: 920972SRN:PIN:Attendance CardPlease bring this card with you to the General Meeting and present it at Shareholderregistration/accreditation.Additional Holders:Form of Proxy – General Meeting to be held on [ • ] 2026 at [ • ] (or as soon thereafter as the Court Meeting has been concluded or adjourned)Shareholder Reference NumberThe Chair of Barinthus Biotherapeutics plc invites you to attend the GeneralMeeting of the Company to be held at the offices of Goodwin Procter (UK)LLP, Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdomon [ • ] 2026 at [ • ] (or as soon thereafter as the Court Meeting has beenconcluded or adjourned).Please read the instructions beginning on page [ • ] of the Proxy Statementcarefully before completing this form of proxy.Please detach this portion before posting this Form of Proxy.To be effective, all proxy appointments must be lodged with the Company’s Registrar at: Computershare Investor Services PLC, The Pavilions, BridgwaterRoad, Bristol, BS99 6ZY by [ • ] 2026 at [ • ]Kindly Note: This form is issued only to the addressee(s) and is specific to the uniquedesignated account printed hereon. This personalised form is not transferable betweendifferent: (i) account holders; or (ii) uniquely designated accounts. The Company andComputershare Investor Services PLC accept no liability for any instruction that does notcomply with these conditions.

+Form of ProxyPlease read the notice of the General Meeting in the Proxy Statement and the explanatory notes overleaf before completing this form.Please use black penName of Proxy Number of shares (see Explanatory Note 4)Please complete this box only if you wish to appoint a proxy other than the Chair. Please leave this box empty if you wish to appoint a proxy in respect ofPlease leave this box blank if you want to select the Chair. all of your voting entitlement.Do not insert your own name(s).I/We hereby appoint the person indicated in the box above or, if not completed, the Chair of the Meeting as my/our proxy to attend, speak and vote in respect of the numberof shares indicated in the box above or, if not completed, my/our full voting entitlement* on my/our behalf at the General Meeting of Barinthus Biotherapeutics plc to beheld at the offices of Goodwin Procter (UK) LLP, Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom on [ • ] 2026 at [ • ] and at any adjourned meeting.* For the appointment of more than one proxy, please refer to Explanatory Note 4 (see front).Please mark here to indicate that this proxy appointment is one of multiple appointments being made.If you mark more than one box, this Form of Proxy will be invalid.Special resolution For Against Withheld1. For the purposes of giving effect to the Scheme (as defined in the Scheme Document which is contained within theProxy Statement at [ • ]) the directors (or a duly authorised committee of the directors) be and hereby are:(a) authorised to take all such actions as they may consider necessary or appropriate for carrying theScheme into effect;(b) directed that they shall procure the delivery of the scheme court order; and(c) to amend the articles of association of the Company by the adoption and inclusion of new article 145.2. THAT the share premium account be reduced to nilIf signing under a power of attorney or other authority, please return such power or authority (or a duly certified copy thereof) to the Registrar with this Form of Proxy.I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or abstain in relation to any business of the General Meeting.Signature DateIn the case of a corporation, this Form of Proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director,secretary).+

ANNEX I
PRELIMINARY COPY — SUBJECT TO COMPLETION
Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights ReservedstyleIPCInstructions to THE BANK OF NEW YORK MELLON CORPORATION, as Depositary(Must be received prior to [---])The reverse side registered owner of American Depositary Shares (“Shares”) hereby requests and instructs The Bank of New York Mellon Corporation, asDepositary, through its custodian (“Agent”), to endeavor, in so far as practicable, to vote or cause to be voted the ordinary shares in custody (“DepositedSecurities”) represented by such Share(s) of Barinthus Biotherapeutics plc, registered in the name on the reverse side on the books of the Depositary as ofthe close of business on [record date] at the Court Meeting and General Meeting of Barinthus Biotherapeutics plc to be held on [meeting date], in respect ofthe resolutions specified on the reverse hereof.NOTES:1. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares of Deposited Securities other than inaccordance with such instructions.Barinthus Biotherapeutics plcPLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDEBarinthus Biotherapeutics plcCourt Meeting and General MeetingTo be Held on [date] at [time]For Holders of American Depositary Shares of Record as of [record date]BNY: PO BOX 505006, Louisville, KY 40233-5006Internet:www.proxypush.com/BRNS• Cast your vote online• Have your Proxy Card ready• Follow the simple instructions to record your votePhone:1-855-782-8499• Use any touch-tone telephone• Have your Proxy Card ready• Follow the simple recorded instructionsMail:• Mark, sign and date your Proxy Card• Fold and return your Proxy Card in the postage-paidYOUR VOTE IS IMPORTANT! envelope providedPLEASE VOTE BY: [cutoff date and time]Have your ballot ready and please use oneof the methods below for easy voting:Your votematters!Your control numberHave the 12 digit control number located in the box aboveavailable when you access the website and follow the instructions.

I-1

Barinthus Biotherapeutics plc Court Meeting and General MeetingPlease make your marks like this:PROPOSAL YOUR VOTECourt MeetingFOR AGAINST ABSTAIN1. To approve the Scheme Proposal.#P2# #P2# #P2#General Meeting#P4# #P4# #P4#1. To approve the Scheme Implementation Proposal.NOTE: To transact other business that may properly come before the meeting and any adjournment orpostponement thereof.For further details regarding the proposals, please refer to the "Notice of Court Meeting" and the "Notice ofGeneral Meeting of Barinthus Biotherapeutics plc" attached to the proxy statement published by BarinthusBiotherapeutics plc on [date].The Company has informed the Depositary that voting will take place by poll.The Company has advised the Depositary that its Board recommends that holders of the Shares vote FOR theScheme Proposal at the Court Meeting and vote FOR all the Scheme Implementation Proposal to be proposedat the General Meeting.Proposal_Page - VIFLAuthorized Signatures - Must be completed for your instructions to be executed.Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees,administrators, etc., should include title and authority. Corporations should provide full name of corporation and title ofauthorized officer signing the Proxy/Vote Form.Signature (and Title if applicable) Date Signature (if held jointly) Date

I-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Topco is incorporated under the laws of the state of Delaware. Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Chancery Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Chancery Court or such other court shall deem proper.
The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.
Section 145(c) of the DGCL provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 145(a) or (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith. Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL.
Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for (a) a breach of the director’s duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) a violation of Section 174 of the DGCL (unlawful dividends) or (d) any transaction from which the director derived an improper personal benefit.
Article 8 of the Topco A&R Charter eliminates the personal liability of Topco’s directors to the fullest extent permitted by the DGCL. Such section eliminates the personal liability of a director to Topco or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Topco or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (unlawful dividends) or (d) for any transaction from which the director derived an improper personal benefit. Under the Topco A&R Charter, Topco agrees that it is the indemnitor of first resort to provide advancement of expenses or indemnification to directors and officers.
In the Merger Agreement filed as Exhibit 2.1 hereto, Topco agrees to (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present (as of the Closing Date) directors, officers and employees of Clywedog and Barinthus Bio (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Clywedog pursuant to the organizational documents of Clywedog and indemnification agreements, if any, and by Barinthus Bio pursuant to the organizational documents of Barinthus Bio and indemnification agreements, if any, as applicable, in existence on the date of the Merger Agreement with any directors, officers and employees of Clywedog or Barinthus Bio, as applicable, against all costs or expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries, fines, losses, claims, damages or liabilities incurred by such individual in connection with any civil, criminal, administrative or investigative proceeding arising out of or pertaining to any act or omission of the director, officer or employee of Clywedog or Barinthus Bio, as applicable, and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Closing Date (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby) (ii) include and cause to be maintained in effect in the organizational documents of Barinthus Bio for a period of at least six years after the Closing Date, provisions providing for indemnification, advancement of expenses and exculpation of present and former directors and officers to the fullest extent permitted by law, and include and cause to be maintained in effect in the organizational documents of Clywedog provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the organizational documents of Barinthus Bio, and (iii) purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Clywedog and Barinthus Bio, as applicable, or with respect to Barinthus Bio, continue coverage for the insured under the current Barinthus Bio directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Barinthus.
For more information on the indemnification and directors’ and officers’ insurance provisions in the Merger Agreement, see the section entitled “The Merger Agreement — Indemnification and Insurance” in the proxy statement/prospectus that forms a part of this registration statement on Form S-4.
Item 21.   Exhibits and Financial Statement Schedules.
The exhibits listed below in the “Exhibit Index” are part of this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
2.1+^
Agreement and Plan of Merger, dated as of September 29, 2025, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc., Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1^	Certificate of Incorporation of Beacon Topco, Inc.
3.2^	Bylaws of Beacon Topco, Inc.
3.3^
Form of Amended and Restated Certificate of Incorporation of Beacon Topco, Inc. to be adopted prior to the Scheme Effective Time (included as Annex E to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.4^
Form of Amended and Restated Bylaws of Beacon Topco, Inc. to be adopted prior to the Scheme Effective Time (included as Annex F to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.5^	Articles of Association of the Barinthus Biotherapeutics plc (incorporated herein by reference to Exhibit 3.1 of Barinthus Bio’s Current Report on Form 8-K filed with the SEC on May 10, 2021).
3.6^	Restated Certificate of Incorporation of Clywedog Therapeutics, Inc. (then known as Vyrnwy Therapeutics, Inc.), dated January 12, 2021.
3.7^	Certificate of Amendment to the Restated Certificate of Incorporation of Clywedog Therapeutics, Inc. (then known as Vyrnwy Therapeutics, Inc.), dated March 4, 2024.
3.8^	Certificate of Amendment to the Restated Certificate of Incorporation of Clywedog Therapeutics, Inc. (then known as Vyrnwy Therapeutics, Inc.), dated October 10, 2024.
3.9^	Certificate of Amendment to the Restated Certificate of Incorporation of Clywedog Therapeutics, Inc., dated September 29, 2025.
3.10^	Bylaws of Clywedog Therapeutics, Inc. (then known as Vyrnwy Therapeutics, Inc.), dated December 17, 2020.
5.1*	Opinion of Snell & Wilmer, L.L.P. as to the validity of the securities being registered.
10.1+^	License Agreement, dated December 26, 2025, by and between Clywedog Therapeutics, Inc. and Bala Therapeutics, Inc.
10.2^	Promissory Note, dated December 26, 2024, by and between Clywedog Therapeutics, Inc. and Bala Therapeutics, Inc.
10.3+^	Exclusive License Agreement, dated February 13, 2025, by and between Clywedog Therapeutics, Inc. and Viriom, Inc.
10.4^	Form of Barinthus Bio Voting and Support Deed (included as Annex B to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
10.5^	Form of Clywedog Stockholder Support Agreement (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
10.6^	Form of Lock-Up Agreement (included as Annex D to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
10.7	Form of Topco Equity Incentive Plan to be adopted prior to the Scheme Effective Time.
10.8	Form of Topco Employee Stock Purchase Plan to be adopted prior to the Scheme Effective Time.
10.9+	Master Research and Development Agreement, dated January 13, 2021, by and between Clywedog Therapeutics, Inc. and ChemDiv, Inc.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of WithumSmith+Brown, PC.
23.3*	Consent of Snell & Wilmer, L.L.P. (included in Exhibit 5.1).
99.1	Consent of Oppenheimer & Co. Inc.

Exhibit Number	Exhibit Description
99.2^	Opinion of Oppenheimer & Co. Inc. (included as Annex G to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).
99.3^	Consent of Prospective Director Iain Dukes.
99.4^	Consent of Prospective Director William Enright.
99.5^	Consent of Prospective Director Robin Wright.
99.6^	Consent of Prospective Director Anne Phillips.
99.7^	Consent of Prospective Director Karen Dawes.
107^	Filing Fee Table.

^
Previously filed.

+
The annexes, schedules and exhibits have been omitted pursuant to Item 601 of Regulation S-K. The registrant undertakes to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

*
To be filed by amendment.

Item 22.   Undertakings.
(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c)
The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Germantown, Maryland, on January 27, 2026.
BEACON TOPCO, INC.
By:
/s/ William Enright

Name:
William Enright

Title:
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Iain Dukes Iain Dukes	Executive Chairman and Director	January 27, 2026
/s/ William Enright William Enright	Director	January 27, 2026
/s/ Karen T. Dawes Karen T. Dawes	Director	January 27, 2026
/s/ Anne M. Phillips Anne M. Phillips	Director	January 27, 2026
/s/ Robin Wright Robin Wright	Director	January 27, 2026